Form 20-F
period 2002-12-31
AINSWORTH LUMBER CO LTD
filed 2003-05-23
CIK 1043289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
–OR–
✓	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002
–OR–
☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from __________ to __________
Commission File Number: 333-7346

AINSWORTH LUMBER CO. LTD.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of Incorporation)

3194 Bentall IV, P.O. Box 49307, 1055 Dunsmuir Street
Vancouver, British Columbia, V7X 1L3
CANADA (604) 661-3200
(Address of Registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act —

12.5% Senior Secured Notes Due 2007 13.875% Senior Secured Notes Due 2007

Indicate the number of outstanding shares of each class of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2002, 14,544,800 common shares and 447,500 Class B common shares were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ✓

PART I

ITEM 1.   Identity of Directors, Senior Management and Advisors

A.	Directors and Senior Management.

Information not required for annual report.

B.	Advisors.

Information not required since we are not required to disclose the information in a jurisdiction outside of the United States.

C.	Auditors.

Deloitte & Touche LLP, of Vancouver, British Columbia have served as our auditors since 1993. Deloitte & Touche LLP is a member of the Institute of Chartered Accountants of British Columbia.

ITEM 2.   Offer Statistics and Expected Timetable

Information not required for annual report.

ITEM 3.   Key Information

A.	Selected Financial Data.

Selected Historical Consolidated Financial Data

You should read the selected historical consolidated financial data set forth below in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report. The consolidated statements of operations data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the consolidated balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Certain of the amounts for 1998, 1999, 2000 and 2001 have been restated as disclosed in notes 13 and 22 to our consolidated financial statements included elsewhere in this annual report. We prepare our consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 21 to our consolidated financial statements included elsewhere in this annual report. No dividends were paid in fiscal 1998 through fiscal 2002. The Company’s historical results are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31

	(in millions, except per share data)
	1998	1999	2000	2001(2)	2002

	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
Statement of Operations Data
Canadian GAAP
Sales	$283.0	$368.6	$350.2	$326.7	$356.1
Costs of products sold	209.2	224.9	229.6	244.0	264.0
Selling and administration	15.4	20.5	26.3	22.7	21.9

Operating earnings before amortization	58.4	123.2	94.3	60.0	70.2
Amortization of capital assets	24.0	28.2	27.4	30.4	32.0

Operating earnings	34.4	95.0	66.9	29.6	38.2
Interest charges(3)(4)	39.9	44.8	35.6	51.7	57.2
Amortization of finance charges	3.7	5.2	2.1	8.3	5.3
Interest and other income	(2.9)	(4.4)	(4.3)	(2.8)	(2.9)
Write-down of capital assets	—	—	1.0	3.3	1.0

Income (loss) before income taxes and unrealized foreign exchange gain (loss); long-term debt	(6.3)	49.4	32.5	(30.9)	(22.4)
Unrealized foreign exchange loss (gain); long term debt	23.6	(19.3)	10.2	17.4	(4.3)

Income (loss) before income taxes	(29.9)	68.7	22.3	(48.3)	(18.1)
Income tax expense (recovery)	(9.0)	29.0	12.5	(18.7)	(0.2)

(Loss) income from continuing operations	(20.9)	39.7	9.8	(29.6)	(17.9)

(Loss) gain from discontinued operations	(1.0)	(0.7)	(14.4)	4.2	—

Net (loss) income	$(21.9)	$39.0	$(4.6)	$(25.4)	$(17.9)

Weighted average number of shares outstanding	14.5	14.5	14.5	14.5	14.5
Basic and fully diluted earnings per share (dollars)
Income (loss) from continuing operations	$(1.44)	$2.73	$0.68	$(2.04)	$(1.23)
Income (loss) from discontinued operations	(0.07)	(0.05)	(0.99)	0.29	—

Net (loss) income	$(1.51)	$2.68	$(0.31)	$(1.75)	$(1.23)
U.S. GAAP
Net (loss) income	$(21.3)	$39.2	$(8.0)	$(25.8)	$(17.0)
Basic and fully diluted earnings per share (dollars)
Income (loss) from continuing operations	$(1.40)	$2.74	$0.48	$(2.10)	$(1.17)
Income (loss) from discontinued operations	(0.06)	(0.05)	(1.03)	0.32	—

Net (loss) income	$(1.46)	$2.69	$(0.55)	$(1.78)	$(1.17)

	Year Ended December 31,

	1998	1999	2000	2001(2)	2002

	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in millions, except ratios and operating data)
Balance Sheet Data (at period end)
Canadian GAAP
Cash and cash equivalents	$6.7	$—	$—	$87.0	$80.2
Total assets	442.0	460.0	540.4	578.0	555.1
Total debt, including current maturities(5)	331.3	271.5	303.7	443.7	440.4
Shareholders’ equity	57.0	96.1	91.6	66.2	48.4
U.S. GAAP
Total assets	$434.9	$453.8	$528.9	$566.2	$544.7
Total debt, including current maturities(5)	331.3	271.5	303.7	443.7	440.4
Shareholders’ equity	52.9	92.3	84.4	58.7	41.7
Other Financial Data
Canadian GAAP
EBITDA(6)	$61.3	$127.6	$98.6	$62.8	$73.1
Capital expenditures(7)	36.3	36.1	133.8	20.1	14.1
Ratio of earnings to fixed charges(8)	—	2.4x	1.6x	—	—
U.S. GAAP
EBITDA(6)	$61.3	$127.6	$98.6	$62.8	$73.1
Canadian and U.S. GAAP
Cash Flows
Operating activities	$17.4	$82.8	$118.1	$(23.0)	$7.4
Investing activities	(16.4)	(41.1)	(139.1)	8.4	(14.1)
Financing activities	(50.4)	(48.4)	21.0	101.5	0.04
Other Selected Operating Data
OSB production volume (mmsf 3/8”)	828	924	972	1,197	1,284
Specialty plywood production volume (mmsf 3/8”)	87	115	94	86	98
Average OSB price realized ($ per msf 3/8”)	241	296	263	205	202
Average plywood price realized ($ per msf 3/8”)	646	647	651	683	663

(1)	During 2001, the Canadian Institute of Chartered Accountants (“CICA”) approved introduction of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-Based Payments.” As a result, the company reported compensatory portions of the Company’s employee participation share plan; a variable stock compensation program. The new policy is consistent with reporting provided in the past for U.S. GAAP purposes. In addition, in 2001, the Company’s Abbotsford lumber operation was included in discontinued operations reflecting a decision made concurrent with the decision to sell the Chasm operations. Subsequent to December 31, 2001, the Company ceased efforts to sell the Abbotsford operation. As a result of this decision, the Abbotsford portion of amounts previously reported as discontinued operations have been reclassified to continuing operations without effect on net earnings.

(2)	Operations at the High Level OSB facility commenced in October 2000 with income contributions being realized commencing in April 2001.

(3)	Interest charges includes interest expense for the period, excluding amortization of deferred financing costs, amortization of deferred debt discounts, and realized foreign exchange losses upon repayment of principal.

(4)	Excludes $1.5 million of interest charges capitalized to the High Level project during its construction.

(5)	Net of unamortized deferred debt discount.

(6)	EBITDA represents operating earnings before amortization, plus interest and other income. We have included EBITDA in the table above because we believe that some investors will find it to be a useful tool for measuring our ability to service our indebtedness. However, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net earnings as an indicator of our operating performance or cash flow as a measure of liquidity. EBITDA may not be comparable to similarly titled measures of other companies. The following table shows a reconciliation of EBITDA to net income (loss).

	Year Ended December 31

	1998	1999	2000	2001	2002

	(in millions)
Net income (loss)	$(21.9)	$39.0	$(4.6)	$(25.4)	$(17.9)
Add: Loss (gain) from discontinued operations	1.0	0.7	14.4	(4.2)	—
Income tax (recovery) expense	(9.0)	29.0	12.5	(18.7)	(0.2)
Unrealized foreign exchange (gain) loss	23.6	(19.3)	10.2	17.4	(4.3)
Amortization of finance charges	3.7	5.2	2.1	8.3	5.3
Interest charges	39.9	44.8	35.6	51.7	57.2
Write-down of capital assets	—	—	1.0	3.3	1.0
Amortization of capital assets	24.0	28.2	27.4	30.4	32.0

EBITDA	$61.3	$127.6	$98.6	$62.8	$73.1

(7)	Includes capital expenditures of $144.1 million related to the construction of the High Level OSB facility during the years ended December 31, 1999, 2000, and 2001.

(8)	For purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of earnings (loss) from continuing operations before income taxes plus fixed charges during the period and (ii) fixed charges consist of interest expense on all debt, plus the portion of operating lease rental expense that is representative of the interest factor and amortization of finance charges. For the fiscal years ended December 31, 2002, 2001 and 1998, pre-tax earnings from continuing operations before fixed charges were insufficient to cover fixed charges under Canadian GAAP by $17.6, $48.9 and $29.9 million respectively and under U.S. GAAP by $18.2, $49.4 and $30.5 million respectively.

EXCHANGE RATE INFORMATION

We publish our consolidated financial statements in Canadian dollars. In this document, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to US$ are to United States dollars.

The following table sets forth the high and low exchange rates for each of the previous six months, and the average rate for each of the five most recently completed financial years, calculated by using the average of the exchange rates on the last day of each month during the year, based on the inverse of the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”):

Monthly Data	High	Low	Annual Data	Average

April, 2003	0.6975	0.6737	2002	0.6369
March, 2003	0.6822	0.6709	2001	0.6442
February, 2003	0.6720	0.6530	2000	0.6724
January, 2003	0.6570	0.6349	1999	0.6744
December, 2002	0.6461	0.6329	1998	0.6714
November, 2002	0.6440	0.6288

On May 5, 2003, the inverse of the noon buying rate was US$0.7075= $1.00. Unless otherwise indicated, the exchange rate in this document used to translate US$ to Canadian dollars is the inverse of the Noon Buying Rate on such date.

B.	Capitalization and indebtedness.

Information not required for annual report.

C.	Reasons for the offer and use of proceeds.

Information not required for annual report.

D.	Risk factors.

Significant Indebtedness

At December 31, 2002, our total outstanding indebtedness under our senior secured notes was $440.4 million (US$281.5 million) and our ratio of total long-term debt to total capitalization was approximately 87%. Our principal sources of liquidity are cash flow generated from operations and our available cash balance. At December 31, 2002 we had $80.2 million in cash available. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. We are not permitted to have an operating credit facility as we have had in the past. We believe that we have sufficient working capital to fund our operations for the next twelve months. However, our cash flow is subject to general economic, industry, financial, competitive, legislative, regulatory and other factors, including the current economic downturn in North America, that are beyond our control. Our business may not generate enough cash flow to fund our liquidity needs, which would severely curtail our ability to continue operations. If our cash and operating cash flow are insufficient to meet our operational expenses and debt service obligations we will have to consider several options available to us, including raising additional equity, sales of assets or seeking consent to incur additional indebtedness. These options may not be available to us at all or on satisfactory terms.

Cyclicality and Volatility

We are principally engaged in the production of oriented strand board (“OSB”) and specialty overlaid plywood for sale to customers in the United States, Canada, Asia and Europe. Sales of our products are affected by residential and commercial construction and repair and remodeling industries in North America, Asia and Europe. The markets for our products are affected by general economic conditions, the condition of the real estate market, monetary policy, tax policy, energy costs, weather conditions and natural disasters, all of which are beyond our control. In addition, increasing use of “just in time” inventory management in the forest products distribution chain has led to increased volatility due to uneven buying patterns and lower field inventories held in consuming markets.

Competition

We compete in North America, Asia and Europe with numerous forest products companies, ranging from very large integrated firms (most of which are larger than the Company) to smaller firms that manufacture only a few products. We also compete indirectly with many firms that manufacture substitutes for wood building materials. The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our competitive position is influenced by the availability, quality and cost of raw materials, energy and labor in British Columbia and Alberta.

We currently face substantial competition in the OSB industry and will face increased competition in the years to come as new manufacturing facilities are constructed. As well, OSB capacity continues to increase as a result of improvements to existing mills. In light of the possibility of future capacity increases, there can be no assurance that we will be able to maintain our competitive position in the OSB industry.

Price of and Demand for Oriented Strand Board

Our transformation from a pure lumber producer began in 1987 and we have repositioned ourselves as a manufacturer of OSB and specialty overlaid plywood. For the twelve months ended December 31, 2002, we generated approximately 75% of our revenues from OSB sales. We expect that OSB will continue to account for most of our sales in the foreseeable future. This product concentration could increase our exposure to a decline in demand or prices for OSB as a result of general economic conditions affecting housing starts, renovations and remodeling or industrial construction activity.

Dependence on Timber Tenures

We are dependent on timber tenures for an economical supply of fiber. Any disruption of this supply could adversely affect our operations. Under the terms of forest licenses granted in British Columbia, the amount of commercial forest land available to the forest industry is periodically assessed. We cannot predict whether the amount of timber that we are allowed to harvest will be reduced in the future (See Item 4B — Timber Supply) .

Effect of Government Regulation

Legislation in British Columbia and Alberta empowers provincial regulatory agencies to develop regulations, set policies and establish and maintain all aspects of sustainable forest management. Changes to these regulations and policies could have an effect on our access to fiber for our operations or could increase the cost of our fiber. In addition, we are subject to numerous and increasingly stringent environmental laws and regulations of general application relating to air emissions, effluent discharges, ground water quality, plant and wildlife protection, landfill sites, employee health and safety, waste management and the remediation of hazardous materials. The process of obtaining the required approvals, including the completion of any necessary environmental impact assessments, can be lengthy, subject to public input, controversial and expensive. Changes to these laws or regulations, or the implementation of new laws or regulations, could result in additional expenses, capital expenditures and restrictions and delays in our activities, which could impair our competitive position and have a material adverse impact on our operations. In addition, if we fail to comply with applicable legislation and regulations, our operations could be interrupted and we could be subject to significant liabilities, including fines and other penalties or required to install pollution control equipment or take remedial actions, any of which could entail significant expenditure.

Exposure to Natural Disasters

The forest products industry is subject to natural events such as forest fires, adverse weather conditions, insect infestation, disease and other natural disasters. The occurrence of any of these events could adversely affect our ability to harvest timber. As a result, we may need to curtail production or purchase fiber from third parties, which could increase our costs and reduce our cash from operations.

Off-Shore Sales

Sales outside of North America represented approximately 11.2% of our total revenue for the fiscal year ended December 31, 2002 and 15.3% of our total revenue for the fiscal year ended December 31, 2001. We intend to expand our international sales by targeting other Pacific Rim countries with strong growth potential, such as China and South Korea. Our plans to expand our international sales may be adversely affected by a number of risks, including:

•	difficulties in establishing relationships with foreign companies;

•	import or export licensing requirements;

•	fluctuations in foreign currencies;

•	longer payment cycles;

•	trade disputes and increases in tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;

•	potential adverse tax consequences; and

•	recessionary environments in foreign economies

Exchange Rate Fluctuations

A significant portion of our products are sold in U.S. dollars. Most of our costs, other than interest payable on the Notes due July 15, 2007, which are payable in U.S. dollars, will be payable in Canadian dollars and, therefore, our financial results are subject to foreign currency exchange rate fluctuations. A significant appreciation in the value of the Canadian dollar in terms of the U.S. dollar, while other factors remain constant, will cause a relative decline in our revenues and our cash flow will be diminished.

Labor Relations

We are party to a collective bargaining agreement with a labor union that is renegotiated periodically. Our three-year collective agreement with the Industrial Wood and Allied Workers of Canada (the “IWA”) covers approximately 530 employees of the Lillooet, Savona, Abbotsford and 100 Mile OSB divisions and expires on June 30, 2003. The IWA contract is applicable to all IWA-certified mills in the southern interior of British Columbia. There can be no assurance that we will not experience significant labor disruptions in connection with the renegotiation of the IWA contract or that our labor costs will not significantly increase under the next new contract. Any labor disruptions and any costs associated with such labor disruptions could have a material adverse effect on our results of operations.

No Assurance of Adequate Collateral

In July 1997, we issued US$232.0 million of 12-1/2% Senior Secured Notes due July 15, 2007. We repurchased and cancelled US$45.5 million of these notes in 1998 and 1999 from our cash flow from operations. At December 31, 2002, the total outstanding indebtedness under those Notes was US$186.5 million. Those Notes are unconditionally guaranteed by our existing and future subsidiaries, which guarantees are senior unsecured obligations of the guarantors, and are secured by:

•	a first priority fixed charge and security interest on substantially all the properties and assets related to our 100 Mile House and Grande Prairie OSB facilities, except inventories, receivables and other current assets associated with the mills;

•	a second priority security interest in all of our other properties and assets, subject in each case to permitted liens; and

•	a second priority pledge of all of the issued shares of Steen River (owner of a 50% interest in the High Level OSB facility).

Subject to Steen River’s obtaining the consent of the co-owner, the 12-1/2% Senior Secured Notes will be secured by:

•	a second priority assignment of the interest of Steen River under the memorandum of agreement for the High Level OSB project; and

•	a second priority security interest in all of the properties and assets of Steen River related to the High Level OSB facility.

On December 20, 2001, we issued US$95.0 million of 13-7/8% Senior Secured Notes due July 15, 2007.

Those Notes are secured by the following two principal security instruments and agreements in favor of Computershare Trust Company of Canada, as security trustee:

•	a first priority pledge of all of the issued shares of our wholly-owned subsidiary, Steen River Forest Products Ltd.; and

•	a security debenture granted by us creating a first priority security interest in, and mortgage of, our Savona mill and Lillooet plant; and a first priority security interest in our current assets, including inventories of raw materials, finished goods and supplies, receivables, money and similar assets.

Steen River has also entered into the following security instruments with the security trustee, which will only become effective if Steen River receives from Grant Forest Products Inc., the other co-owner of the High Level OSB facility, its consent to the creation of such security interests:

•	a security debenture granted by Steen River creating, among other things, a first priority security interest in all of the assets and properties of Steen River related to the High Level OSB facility; and

•	a first priority assignment of the High Level memorandum of agreement.

Aboriginal Land Claims

Native groups in British Columbia have claimed substantial portions of the province as land which they own or in which they have a traditional interest and for which they are seeking compensation from various levels of government. Some of these portions of the province are within our timber supply areas. A process is now in place within British Columbia to deal with native land claims. These negotiations will be ongoing for a number of years, depending on the commitment of the parties involved and the precedents set by the outcomes of the first settlement agreements. There can be no assurance that native land claims will not affect our timber supply areas in the future.

In Alberta, agreements with First Nations are generally in place and our operations are unencumbered by aboriginal land claims, but there can be no assurance that future claims will not be made.

Absence of a Liquid Trading Market for the Company’s Securities

Our common shares are listed for trading on the Toronto Stock Exchange, but are not listed on any U.S. stock exchange or quoted on the Nasdaq Stock Market. No active trading market currently exists for our debt securities.

Enforceability of Judgments

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia that all of its officers and directors are residents of Canada, that some or all of the experts named in this Annual Report are residents of Canada and that the Company and virtually all of its assets are located outside the United States.

ITEM 4.   Information on the Registrant

A.	History and Development of the Registrant

The Company was formed under the laws of British Columbia on March 31, 1993, by the amalgamation of Ainsworth Lumber Co. Ltd. and its parent company, Ainsworth Enterprises Ltd. Ainsworth Lumber Co. Ltd., the amalgamating company, was previously the result of the amalgamation on December 3, 1970, of Ainsworth Lumber Co. Ltd. (incorporated in 1956) and Little Bridge Creek Logging Ltd. (incorporated in 1963). The Company was founded in 1950 by David Ainsworth and originally consisted of a portable sawmill operation that employed six people. In 1952, the initial sawmill operation was relocated to 100 Mile House, British Columbia which is approximately 450 kilometers north of Vancouver. We built a permanent sawmill at 100 Mile House in 1957 and steadily expanded our operations over a period of 12 years to include lumber planing and drying facilities. This original sawmill was permanently shut down in mid-1998.

In 1975, we began construction of a second sawmill near Clinton, British Columbia and in 1979, added a finger-joining facility at the 100 Mile House site to add value to our off grade and shorter length lumber products. In 1986, we relocated the finger-joining facility to Abbotsford, British Columbia, where a milder climate extends the operating season. On April 24, 2001 we completed the sale of our Clinton lumber operations, including two forest licenses, to West Fraser Mills Ltd. for net cash proceeds of $29.2 million.

In 1987, we purchased from Evans Forest Products Limited (“Evans”) a sawmill and veneer mill at Lillooet, British Columbia, a sawmill and specialty plywood plant at Savona, British Columbia, and two forest licenses. This acquisition substantially diversified our product line and initiated our entry into the composite plywood business. The additional timber supply from the forest licenses acquired from Evans also permitted us to manage our overall timber supply more effectively through the implementation of a comprehensive system of log transfers amongst the facilities to achieve optimal use of the available timber. We invested approximately $21 million in our Lillooet plant and Savona mill in the late 1990s to extend our product line and lower our operating costs.

In 1990, following a public call for tenders by the British Columbia Ministry of Forests (“MOF”), we were granted pulpwood harvesting rights for a 25-year term for the purpose of operating an OSB facility. We subsequently entered into our PA 16 Pulpwood Agreement with the MOF on April 26, 1990. In May of 1993, we completed an initial public offering of 5.55 million Common Shares at $10 per share. The $51.4 million net proceeds were used as partial funding for the construction of the OSB plant at 100 Mile House. The OSB plant was constructed in 1993-1994 and has been operating since August 1994.

In 1994, the Alberta government submitted a request for proposals for a Deciduous Timber Allocation (“DTA”) near Grande Prairie, Alberta. Our proposal was accepted, and on August 9, 1994, we were granted a deciduous timber allocation for a renewable 20-year term (formally issued in February 1995). Construction of our second OSB facility near Grande Prairie began in October 1994, and production of the first OSB panels commenced on December 14, 1995. In addition to the main facility, equipment was installed for further processing the OSB and adding further value to the product lines. The value-added facilities started operating in August 1997. In fiscal 1999 and 2000, the company invested $12.3 million relating to the expansion of the Grande Prairie operations, the completion of which has been delayed. In 2002, we invested $9.2 million in the Grande Prairie OSB facility which is anticipated to increase the production capacity by up to 12%.

In 1996, the Alberta Lands and Forest service issued a call for proposals for a DTA in the Footner Timber Development Area near High Level, Alberta. We, together with Grant Forest Products Corp. (“Grant Forest Products”), an Ontario based private company involved in the manufacture and sale of OSB, made a joint proposal through Footner Forest Products Ltd. (“Footner Forest Products”). Footner Forest Products is a bare trustee and agent for Grant Forest Products and Ainsworth. On January 31, 1997, Footner Forest Products submitted a proposal to construct and operate an OSB plant near High Level, Alberta upon receipt of a 20 year DTA. In September 1997, the Alberta government announced that Footner Forest Products’ proposal had been selected. Construction of the Footner OSB facility began in August 1999 and operation commenced in October 2000.

The Company’s corporate address is Suite 3194 Bentall IV, P.O. Box 49307, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L3. The Company’s telephone number is (604) 661-3200.

B.	Business overview

DESCRIPTION OF THE BUSINESS

The Company

Ainsworth Lumber Co. Ltd., a British Columbia corporation, is a Canadian manufacturer of premium quality forest products with a diverse product line consisting of oriented strand board (“OSB”) products, specialty overlaid plywood, veneer and finger joined stud lumber. During our 50-year history, we have undergone significant growth and product diversification by pursuing a strategy focused on achieving efficient, low-cost conversion of our timber into high valued products. As a result of our strategy, we are a significant producer of OSB and one of only two full-time producers of specialty overlaid plywood in North America. In addition, we have a long history of supplying forest products to Japan and are currently the largest supplier of OSB to Japan.

Our current operations include three OSB facilities, two 100% owned facilities in 100 Mile House, BC and Grande Prairie, Alberta, and a facility in High Level, Alberta in which we have a 50% proportionate interest. We also have a specialty plywood mill in Savona, BC a veneer plant in Lillooet, BC and a finger-joined lumber plant in Abbotsford, BC. Our products are marketed and sold primarily in North America, Japan and Asia and Europe.

Ainsworth has been a public company since 1993 and its common shares trade on The Toronto Stock Exchange under the symbol “ANS”.

Oriented Strand Board

Our OSB facility at 100 Mile House, British Columbia was completed in August 1994. We originally built 100 Mile House with a design capacity of 360 mmsf and currently operate the facility at 425 mmsf, or 18% above original design capacity. At current capacity, the facility consumes approximately 632,000 cubic meters of fiber annually. The operation occupies approximately 57 acres of land owned by us and is directly serviced by rail. This facility is our principal source of value-added OSB products for both our North American and Japanese customers. For the year ended December 31, 2002, 49% of its production was value-added OSB products. The facility’s proximity to the port of Vancouver provides a significant competitive advantage on shipping costs and delivery time to the growing Japanese market, where we are the market leader. 100 Mile House was the first OSB facility to use a nine-foot wide forming line and press that provides significant efficiency advantages over the more traditional eight-foot wide press and allows us to profitably serve the Japanese market where three-foot board is the standard. In 2000, we were the first OSB producer to install an inline panel stress rating machine to meet quality assurance specifications for Japan’s premium market. The 100 Mile House facility is certified by the APA—The Engineered Wood Association, and its products meet all applicable North American and Japanese Agricultural Standards and building code specifications.

Our OSB facility at Grande Prairie, Alberta, which was completed in December 1995, is the second-largest single-line OSB facility (after the High Level OSB facility) in the world. We originally built the Grande Prairie facility with a design capacity of 540 mmsf and currently operate the facility at 615 mmsf, or 14% above original design capacity. The operation occupies approximately 160 acres of land owned by us and is serviced by rail. The facility utilizes a 12-foot wide forming line and press that provides the flexibility to produce, on a cost-efficient basis, a variety of panel dimensions and grades to suit both North American and Japanese markets. At full capacity, the facility will consume approximately 936,000 cubic meters of fiber annually. This facility has the same product quality certifications as our 100 Mile House facility. Grande Prairie’s low-cost position is supported by an abundant low-cost fiber supply, economies of scale and superior up-time and on-grade performance. We are increasing our profitability at Grande Prairie by continuing to maximize production levels thereby reducing per-unit production costs.

Our wholly-owned subsidiary, Steen River, jointly owns the OSB facility at High Level, Alberta. This facility, which is designed to be the world’s largest OSB facility with a design capacity of 860 mmsf per year, is owned by the co-owners in equal one-half shares. The plant site and log yard occupy approximately 643 acres of lands owned by the co-owners and is directly serviced by rail. The High Level OSB facility is operated for the co-owners by Footner Forest Products Ltd. Footner is also jointly-owned in equal shares by Steen River and the co-owner. Footner is a service company that operates the plant as the agent for the co-owners and not for its own account. All of the costs incurred by Footner in so doing are reimbursed by the co-owners and the co-owners take away their respective one-half shares of production from the plant for sale for their own account. In Steen River’s case, it delivers its share of production to us and we reimburse Steen River for all operating costs. We and the co-owner have each invested approximately $145 million in the capital assets to construct the facility. We believe the High Level OSB facility will be the world’s lowest-cost producer of commodity sheathing OSB once full production is achieved. At full capacity the plant will consume about 1.35 million cubic meters of fiber annually. By agreement between the co-owners, the plant produces commodity sheathing OSB for the North American market. High Level utilizes the latest technology with a 12-foot wide forming line and continuous press. High Level has access to low-cost timber supplies through timber allocations granted by the government of Alberta and long-term volume supply agreements that exceed its timber needs at full capacity. The facility, which commenced operations in October 2000, is currently operating at approximately 65% of its design capacity. High Level contributed approximately 254 mmsf to our total OSB sales volume for the year ended December 31, 2002, and we expect our share of production will be 430 mmsf per year once the facility is operating at design capacity. High Level’s products are certified by the APA—The Engineered Wood Association.

Our 100 Mile House and Grande Prairie facilities were designed to economically produce three-foot wide panels used in Japanese construction. For example, Grande Prairie is one of the few plants in the world that utilizes a 12-foot wide forming line and press, giving it the flexibility to efficiently produce either three-foot wide panels for the Japanese market or four-foot wide panels for the North American market. We have the largest installed capacity designed to serve the growing Japanese OSB market and are currently the Japanese OSB market leader with 60% market share for the year ended December 31, 2002. We believe that our ability to effectively compete in Japan is a result of:

•	our press sizes, which can economically produce three-foot wide panels;

•	our proximity to western export terminals;

•	the high quality of our products; and

•	our experienced sales force for the market in Japan.

Oriented Strand Board Market

OSB is a type of structural panel used in building applications, primarily as a substitute for plywood where physical properties are more important than appearance. Up until the late 1980s, plywood was the principal type of structural panel used in North American construction applications. Since then, OSB has proven to be a significant alternative to plywood because of its comparable performance attributes and generally lower cost. OSB is manufactured by processing logs into strands that are coated with wax and resin. These strands are then “oriented” into a mat and permanently bonded under heat and pressure. Orientation of the core and surface layer strands in perpendicular directions approximates the alternating wood grain of plywood and is what gives OSB its structural strength. OSB utilizes lower cost, relatively abundant, fast growing, deciduous and under-utilized coniferous trees resulting in a significant cost advantage over plywood. In addition, OSB provides a much higher fiber recovery rate than plywood. The automated manufacturing process adds to the cost advantage of OSB over plywood. Conversely, plywood production requires comparatively high cost, large dimension logs. Shrinking timber supply and environmental pressures are expected to continue to restrict the availability of logs suitable for plywood production. In addition to lower wood costs, OSB has a labor cost advantage over plywood because of the higher level of automation employed in OSB manufacturing.

The demand for structural panels has historically been correlated to residential and commercial construction and repair and remodeling industries in North America, Asia and Europe. According to U.S. government data, from 1991 through 2000, U.S. housing starts grew at a 5% compounded annual growth rate while residential improvements and repairs expenditures grew at a 3% compounded annual growth rate. We believe housing starts will be bolstered by a predominance of single-family construction, as opposed to multi-family homes. We also believe that repair and remodeling activity will continue to grow, driven primarily by an aging housing stock.

The demand for OSB is driven by structural panel demand and the substitution of OSB for higher cost plywood panels. OSB consumption and market share in the structural panel market has increased over the last decade as a result of greater acceptance of OSB as a substitute for plywood, increasing production capacity to meet rising demand, a strong North American economy and growth in OSB applications. OSB is accepted by all of the major North American building codes as being structurally equivalent to plywood.

Export-Standard OSB Market

Japan is the world’s second largest market for wood construction materials, surpassed only by the United States. New building regulations, such as the Housing Quality Assurance Law, should encourage builders to adopt structural panels such as OSB for wall sheathing, a previously atypical practice, to mitigate the adverse effects of earthquakes. Although OSB currently represents approximately 1.8% of the Japanese panel market, we expect OSB to capture a 5.6% share of the structural panel market by 2004. Other Pacific Rim countries including China and Korea are expected to show strong growth potential similar to Japan.

Value-Added Industrial OSB Market

Since its market introduction, OSB has gained acceptance as a low cost alternative to softwood plywood for use in residential construction as roof, wall and floor sheathing. Further development of process technology and advancements, such as greater flexibility in press sizes, has allowed OSB to penetrate new markets. In addition, higher demand and growing environmental concerns have increased pressure on North American timber supplies. More than ever, forest products manufacturers are developing methods to utilize timber resources as efficiently as possible. This is particularly evident in the engineered wood products industry, where producers are employing relatively new technologies to manufacture higher-valued products as replacements for traditional wood products. Engineered wood products are manufactured lumber and panel products in a manner that maximizes physical strength and dimensional stability while minimizing the amount and cost of wood used as raw material. OSB is now gaining market share in these applications, which were previously restricted to materials such as lumber, plywood, medium density fiberboard, particleboard, lumber and non-wood products. For instance, wood I-beams or I-joists are a replacement product for lumber joists used in residential and non-residential construction. Value-added OSB products are generally sold at a premium to commodity OSB sheathing and tend to exhibit more stable demand characteristics.

Specialty Overlaid Plywood

We own and operate a specialty overlaid plywood mill in Savona, British Columbia, and an associated veneer plant in Lillooet, British Columbia.

Our Savona mill is currently one of only two full-time producers of specialty overlaid plywood panels in North America. The plant is located on a 64 acre site owned by us and is serviced by rail. Specialty overlaid plywood products command premium prices that are less volatile than conventional plywood sheathing and we have typically been able to realize premium margins from our specialty overlaid plywood product line. In addition, we have continued to focus our efforts on developing new products in order to diversify our specialty overlaid plywood product lines and to access broader international markets.

The primary AinsworthEngineered™ specialty overlaid plywood product produced at Savona is a medium density overlay concrete forming panel called Pourform-107®, which is used for industrial concrete forming work, including high rise construction, dams and highway infrastructure. Pourform-107® is manufactured using a resin-impregnated paper overlay that leaves an architectural finish on the concrete, and enables the panel to be re-used multiple times. The balance of Savona’s production consists of high-density overlaid panels used for concrete forming, decking material for flat deck trailers, and general purpose overlaid panels used for paint grade sign material as well as panels designed specifically for use in flat deck trailers, dry freight vans and intermodal container systems. Savona’s annual capacity is 155 mmsf. Production of plywood at the Savona mill for the year ended December 31, 2002 was 92 mmsf. All of the Savona mill’s veneer requirements come from our veneer plant in Lillooet.

Our Lillooet veneer plant produces primarily high quality veneer, principally for use in our Savona specialty overlaid plywood mill. Lillooet has the ability to supply all of our Savona veneer needs, however we will also sell spruce, pine and fir veneer products to other plywood producers and industrial veneer users depending on prevailing market conditions. The Lillooet plant site occupies 89 acres and is serviced directly by rail. The mill site is located on land forming part of Lillooet Indian Reserve No. 1 and Cayoose Creek Indian Reserve No. 1. The land is leased under a long-term tenancy agreement with the Federal Department of Indian Affairs and Northern Development. Under the terms of our forest license for the Lillooet timber supply area, we are obliged to operate the Lillooet veneer plant to process an equivalent volume to the volume harvested under that license per year.

Specialty Overlaid Plywood Market

Specialty overlaid plywood is manufactured with resin impregnated paper sheets bonded onto one or both surfaces of the specialty engineered plywood panels under heat and pressure. The resulting product combines the strength of a heavy-duty wood product with the superior wear characteristics of an overlaid surface. These features effectively meet the demanding requirements of concrete forming, equipment decking and paint-grade signs. The principal application is in the manufacture of concrete forms where the overlaid feature offers a number of key benefits including a smooth concrete finish without defects or wood grain patterns, ease of removal from the cured concrete and durability. Specialty overlaid plywood forms currently account for an estimated 15% of the total concrete forming market with the bulk of demand met with commodity non-overlaid wood panels. Specialty overlaid plywood is specified by contractors and architects in applications requiring smooth visible concrete surfaces including high rise and sports complex construction, water treatment facilities and highway infrastructure projects.

Our Savona mill is one of only two full-time overlaid plywood producers in North America. A limited availability of high quality timber to produce specialty overlaid plywood products is a barrier to entry for potential new competitors in these markets. The value-added nature of overlaid plywood results in premium pricing and more stable demand characteristics versus standard plywood. Competition is based on structural performance and reuse cycles that permit multiple applications from a single form, effectively lowering the end user’s cost.

Finger-Joined Lumber

We also own and operate a finger-joined lumber facility in Abbotsford, British Columbia. This facility converts low-value, off-grade and shorter-length lumber purchased on the open market into finger-joined stud lumber products. This is accomplished by removing defects in the purchased lumber and then machining and gluing the remaining pieces together. Finger-joined lumber typically sells at premium prices over natural lumber products. In fiscal 2001 the Abbotsford operation was included in discontinued operations reflecting a decision made concurrent with the decision to sell the Clinton lumber operations. In February, 2002 a decision was made to cease efforts to dispose of the Abbotsford operation, reflecting the Company’s improved financial position and other changes in circumstances. On December 20, 2002 the company temporarily shut-down the mill due to market conditions.

Timber Supply

Timber Tenure Agreements

The following table presents information about the wood fiber supply at each of our OSB facilities for the year ended December 31, 2002:

	Annual	Long-term Supply	Percent of
	Requirement (m3)	Agreements (m3)	Requirement

100 Mile House	632,000	430,000	68%
Grande Prairie	936,000	984,000	105%
High Level	1,350,000	1,218,000	90%

Total	2,918,000	2,632,000	90%

British Columbia

We hold Forest License A18700 in British Columbia. Our forest license covers the timber supply area of Lillooet, British Columbia. The Lillooet timber supply area consists of approximately 1.1 million hectares (2.7 million acres) in the Kamloops, British Columbia forest region and serves as the primary timber source for our Lillooet veneer plant. The forest license is renewable and the current term extends until 2013. We are currently entitled to harvest an allowable annual cut, or AAC, of approximately 350,000 cubic meters under our forest license. The AAC of our forest license can supply approximately 80% of the current timber requirements of our veneer and specialty overlaid plywood operations either directly or through a long-term log trade agreement with West Fraser Mills Ltd. which supplies 50,000 cubic meters per year. The remaining percentage, primarily fir peeler logs, can be met through purchases of timber harvested from government-owned lands by other license holders and through purchases of logs from private landowners, farmers and woodlot owners.

In March 2003, the British Columbia government introduced the Forestry Revitalization Plan which will result in significant changes to the provincial forest management structure. The plan includes a 20% reduction in harvesting rights for holders of long-term tenures and the introduction of an auction based timber pricing system. Although, the legislation has been enacted, the regulations and basis for compensation for the 20% timber reduction have not been published. The province has indicated that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges. The effect of the timber take-back will result in a reduction of approximately 29,600 cubic metres of the company’s existing allowable annual cut. The effect of the plan on the company’s financial position and results of operations is not possible to accurately predict at this time. The company will record the effects of the plan when the amounts to be recorded are determinable.

We hold Pulpwood Agreement No. 16 to support our OSB operations at 100 Mile House, British Columbia. The pulpwood agreement stipulates that before we can harvest any pulpwood under the agreement, every reasonable effort must be made to obtain the total suitable raw material requirements for the OSB mill from (A) logging residues produced by us, including the fiber produced by West Fraser Mills Ltd. in the 100 Mile House area pursuant to the terms of our fiber supply agreements with West Fraser, and (B) logging residues and pulpwood timber purchased from other sources within the timber supply areas covered by the pulpwood agreement. If we are unable to meet our requirements from these sources, then we are entitled to harvest up to 330,000 cubic meters per year of the pulpwood stands within the timber supply area covered by the pulpwood agreement.

For the year ended December 31, 2002, approximately 574,000 cubic meters, approximately 91% of our 632,000 cubic meter fiber requirements for the 100 Mile House OSB facility, came from purchases of logging residue and pulp quality timber from within and outside the timber supply area covered by the pulpwood agreement. We estimate that in the long run, we will use all of our 330,000 cubic meters of harvesting rights within the timber supply area covered by the pulpwood agreement. Our agreements with West Fraser ensure a long-term supply of 100,000 cubic meters per year through 2006 and 150,000 cubic meters starting 2006 through 2011. Our agreements with West Fraser may be subject to a reduction as a result of West Fraser’s 20% take-back. The balance of our annual requirement, or approximately 200,000 cubic meters, will be derived from market purchases and shorter term agreements.

Alberta

In 1994, we were granted a deciduous timber allocation, or DTA, in connection with our Grande Prairie OSB facility. The Grande Prairie DTA is a renewable 20-year certificate allowing for an annual harvest of approximately 790,000 cubic meters of deciduous timber, which expires in 2015. The Alberta Ministry of Sustainable Resources issues timber licenses that operate in conjunction with the DTA and specify where timber harvesting will take place within a five-year period. As the holder of the DTA, we were required to construct and operate the Grande Prairie OSB facility and must process all timber harvested under the DTA at these facilities. We are also obligated to initiate a program of private log purchases and to conduct our operations and forest management program in accordance with provincial legislation and the requirements of the Alberta Ministry of Sustainable Resource Development. In addition, as a result of undercutting of the DTA allowable harvest during the 1995 to 2000 period, we have rights under our DTA certificate to harvest an additional 200,000 cubic meters per year through 2006.

Our Grande Prairie DTA is the primary source of fiber for our Grande Prairie OSB facility, capable of supplying approximately 100% of the plant’s fiber requirements at full capacity during the period 2001 to 2006 and 84% in subsequent years. For the year ended December 31, 2002, the mill’s fiber requirement was approximately 936,000 cubic meters of which we harvested approximately 473,000 cubic meters, or 51%, from our DTA area. The balance of the Grande Prairie OSB plant’s requirements of 463,000 cubic meters, or 49%, was purchased from other low-cost sources, including private land and government purchases, industrial timber salvage, incidental deciduous volumes generated by non-DTA harvesting operations of other operators, and volume gained through modified harvesting practices to increase utilization.

In 1996, the Alberta Lands and Forest Service issued a call for proposals for a DTA located in the Footner Timber Development Area. We made a joint proposal with another OSB producer, through Footner Forest Products Ltd., to construct and operate an OSB plant at High Level, Alberta. Footner was successful in its proposal. The timber allocation is 828,000 cubic meters of deciduous timber annually for a period of 20 years and is supplied through a Joint Forest Management Agreement (“FMA”) which supplies 677,000m3, and two DTA’s which supply 152,000m3. Footner has also negotiated 20-year volume supply agreements of approximately 390,000 cubic meters annually with aboriginal groups who hold DTAs or own their land.

The High Level FMA and DTA’s are the primary fiber source for the High Level OSB plant, supplying up to 62% of the plant’s anticipated fiber requirements once it achieves full capacity. The remaining 38% of the fiber requirement at High Level is expected to be met by existing long-term volume supply agreements. Other sources of fiber available to us include purchases from private landowners and government, industrial timber salvage and incidental deciduous volumes generated by non-DTA harvesting operations of other operators. For the year ended December 31, 2002, High Level’s fiber requirement was approximately 898,000 cubic meters of which approximately 300,000 cubic meters, or 33% was met by timber harvested from our FMA and DTA areas and the remainder from long-term volume supply agreements.

Timber Harvesting and Forest Management

We are committed to responsible harvesting, reforestation and sustainable forest management practices that are sensitive to environmental and social considerations as well as the need to preserve a varied forest species mix. Forest management techniques are in accordance with governmental laws, regulations and policies and promote the long-term viability of the forest resource.

British Columbia

We have adopted a strategic timber harvesting plan approved by the Ministry of Forests that integrates harvesting from our forest license and pulpwood agreement with timber volume supply agreements with West Fraser Mills Ltd. to ensure that logs are directed to specific mills and end uses that maximize the return on the timber resource. We manage these resources on a sustained yield basis. Rationalization of the flow of logs to our mills reduces our dependence on purchased logs. Timber harvesting is planned and supervised by our woodlands staff, while harvesting and log hauling are performed by independent contractors. Most of these independent contractors have long-standing relationships with us. At 100 Mile House, the temperate climate allows for year-round logging, subject to periodic limitations resulting from adverse weather conditions and other factors.

Our responsibility for reforestation and related silviculture activities in the timber supply areas covered by our forest license and pulpwood agreement are governed by the Ministry of Forests. Our costs attributable to compliance with the Forest Practices Code were significantly reduced in 2002 as a result of the sale of our Clinton, British Columbia mill and its related forest licenses. We incurred approximately $1.3 million in 2002 in connection with our reforestation and related silviculture responsibilities in British Columbia.

Alberta

Our DTA at the Grande Prairie facility and the FMA and DTA’s at the High Level facility are managed on a sustained yield basis.

Harvesting under the FMA and DTA’s is authorized under:

•	detailed forest management plans’ and;

•	annual operating plans, which authorize the harvesting of specific blocks of timber and impose operational requirements regarding such matters as riparian set-backs and cut-block boundaries, and;

•	under the DTA, timber licenses, which create a five-year program of operation

Timber licenses under DTAs are issued as a right upon compliance with cut control and other regulatory requirements.

Logging operations at both the Grande Prairie and the High Level facilities employ tree-length and cut-to-length roadside logging methods with some tree-length deliveries. Year-round log deliveries are limited by wet ground conditions and a lack of gravel for road ballast and construction. Grande Prairie ground conditions and infrastructure allow an approximate eight-month logging season. At the High Level OSB facility, the logging season is compressed into a 100-day period in the winter, with very limited options for non-frozen ground operating conditions in the remaining part of the year. Terrain in the FMA and DTA areas is flat to gently rolling, with the main road systems previously put in place for oil and gas exploration and past coniferous timber logging operations.

A key component of the FMA and DTA’s is the requirement that all areas of government land logged by us are reforested. Most of this reforestation will take place naturally through vegetative propagation (Aspen) or coppicing and seeding (Balsam Poplar).

We have developed a detailed forest management plan for the Grande Prairie DTA and have committed to a proactive public involvement program in the development of the plan. The detailed forest management plan has received governmental approval. We have also completed an independent audit of our operations at Grande Prairie, the results of which were submitted to the government and summaries made available to the public. The audit established that we met or exceeded government requirements. Our woodlands program in Grande Prairie also received AFPA ForestCare certification in February 1999, and is currently implementing an Environmental Management System (“EMS”) as a pre-qualification requirement for an additional certification system.

In June 2002, Footner, on behalf of Steen River entered in to a Forest Management Agreement (“FMA”) with the Province of Alberta and Tolko Industries Ltd. (“Tolko”) which provides the company with a long-term agreement to establish, grow, harvest and remove all deciduous timber on a sustained yield basis within the Forest Management Area. The effect of the agreement is to recognize that the primary use of the Forest Management Area is to be for establishing, growing, harvesting, and removing timber using the principles of sustainable forest management. Footner jointly submitted a detailed forest management plan to the Alberta govenment and is awaiting approval. Footner is making the necessary preparations, through development of an EMS, to pursue forest certification under a recognized third-party body.

Marketing and Sales

The principal markets for our products are the United States, Canada, Japan and Asia and Europe. Sales to the North American market and Europe are made through our Vancouver sales office, to a large network of wholesale distributors, building materials professionals and other integrated forest products companies. Sales to Japan and other Asian markets are handled by Interior Export Lumber Sales Ltd., or Interex, a cooperative sales company owned and operated by six Western Canadian forest product companies, including us. Within Interex, we are the sole wood panel producer, providing both OSB and specialty overlaid plywood products. The combined volume and mix of products provided by Interex enables the members to more effectively compete against other large-scale, integrated forest product companies than would be the case if each member independently employed an export marketing program. Interex maintains sales offices in Vancouver and Tokyo, Japan, and has local representatives in other major markets. Interex receives a commission on the sales that it consummates. Any commission amounts exceeding Interex’s operating costs are refunded to its members on a yearly basis based on volumes shipped. These arrangements have historically resulted in a net commission paid by us of approximately 2%. We also have sales agents in a number of overseas markets that service key OSB and specialty overlaid plywood customers.

We are continuing to geographically diversify our revenue base to benefit from the higher return international markets, minimize the impact of country-specific economic downturns, and minimize our reliance on any individual geographic region. We place a particular emphasis on Japan, where product pricing is generally higher and more stable than in North American markets.

The following table sets out our net sales by region for the fiscal years 2000, 2001, and 2002.

	2000	2001	2002

	(in thousands)
Geographic sales information
Canada	$58,683	$49,271	$69,078
United States	237,656	227,462	246,928
Europe	10,178	11,258	6,855
Japan and other Asia	43,665	38,673	33,194

Total	$350,182	$326,664	$356,055

Non-North American Sales %	15.4%	15.3%	11.2%

Our operating philosophy is to target higher-end niche markets—where products successfully compete on the basis of superior quality and performance—while maintaining a low-cost position on commodity sheathing OSB products. To this end, we have been active in understanding customer needs as they relate to the growing acceptance of engineered wood systems for the construction of floors. Additionally, we continue to identify new market opportunities in non-construction sectors and are responding by developing products with the required performance attributes. See “Research and Development.”

Transportation and Distribution

Our finished products are generally marketed on a delivered-price basis and transported by common carriers. Timely and economical delivery of finished goods to customers are important factors in our ability to compete effectively. Virtually all sales are shipped directly to customers.

A significant portion of the delivered cost of our products is transportation costs. We have entered into various rail, truck and ocean transportation agreements to provide reliable and competitive transportation services. We have the ability to load our products onto various types of rail and road equipment, enabling us to take advantage of the most competitive rates. We also reduce freight costs by shipping products from the most logistically cost-effective mill. Our current North American transportation strategy involves shipping approximately 70% of our total production by rail, with the remainder shipped by truck. We continually test alternative transportation options to minimize overall freight costs. Our significantly large shipment volumes provide considerable leverage for negotiating lower rates and more cost-effective transport equipment.

Inventory adjustments are regularly required to manage short-term demand imbalances and to consistently meet delivery schedules. Our practice is to ship production immediately against an order file, however, our facility warehouses can accommodate approximately five to seven days’ production if there is an interruption in the transportation links.

C.	Organizational Structure

The Company’s business and property interests are held either directly or through wholly owned subsidiaries.

The Company’s only significant wholly owned subsidiary is Steen River Forest Products Ltd., which owns our 50% interest in the High Level OSB Facility. Steen River was incorporated under the laws of the Province of Alberta.

D.	Property, plant and equipment

The Company owns and operates three OSB facilities, two 100% owned facilities in 100 Mile House, British Columbia and Grande Prairie, Alberta, and a 50% interest in an OSB plant in High Level, Alberta. The company also owns a specialty plywood plant at Savona, British Columbia, a veneer plant in Lillooet, British Columbia, and a finger-joining facility in Abbotsford, British Columbia.

Facilities

Within the last eight years we have completed the construction of three state-of-the-art OSB facilities in western Canada including 100 Mile House in British Columbia (completed in 1994), Grande Prairie in Alberta (completed in 1995) and High Level in Alberta (completed in 2000). We also operate a specialty overlaid plywood mill and associated veneer plant in British Columbia. Our facilities represent total annual capacity of 1,470 mmsf of OSB and 155 mmsf of specialty overlaid plywood. We have some of the most modern, productive manufacturing facilities in North America—our manufacturing assets average less than six years of age and our specialty overlaid plywood assets underwent a major modernization in 1998. We believe our modern facilities will require only modest maintenance capital expenditures for the foreseeable future. In fiscal 2003, we expect to incur capital expenditures of approximately $10 million to maintain current operations.

In addition to the laws and regulations governing the management and stewardship of the forests where we harvest timber, we are subject to numerous environmental laws and regulations of general application, including those relating to air emissions, effluent discharges and waste management. Environmental laws and regulations may impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Compliance with environmental laws and regulations can significantly increase the costs of our operations and otherwise result in significant costs and expenses. Violations of environmental laws and regulations can subject us to additional costs and expenses, including defense costs and expenses and civil and criminal penalties. We have obtained, or are applying for amendments to, the necessary environmental operating permits required to conduct our business. We believe that all of our operations are in substantial compliance with all operating permits.

Oriented Strand Board Facilities

High Level

Our wholly-owned subsidiary, Steen River, is a 50% co-owner of the OSB facility at High Level, Alberta, which is designed to be the world’s largest OSB facility with a design capacity of 860 mmsf per year. We and the other co-owner have each invested approximately $145 million in the capital assets to construct the facility. We believe the High Level OSB facility will be the world’s lowest cost producer of commodity sheathing OSB once full production is achieved. High Level utilizes the latest technology with a 12-foot wide forming line and continuous press. High Level has access to low-cost timber supplies through timber allocations granted by the government of Alberta and long-term volume supply agreements that exceed its timber needs at full capacity. The facility, which commenced operations in October 2000, is still in its initial ramp-up stage and is currently operating at approximately 65% of its design capacity. High Level contributed approximately 254 mmsf to our total OSB sales volume for the year ended December 31, 2002, and we expect our share of production will be 430 mmsf per year once the facility is operating at design capacity.

Grande Prairie

We own and operate the world’s second-largest single-line OSB facility (after the High Level OSB facility) in Grande Prairie, Alberta, which has an annual production capacity of 615 mmsf. Grande Prairie uses a 12-foot wide forming line and press that provides the flexibility to produce, on a cost-efficient basis, a variety of panel dimensions and grades to suit both North American and Japanese markets. Grande Prairie’s low-cost position is supported by an abundant low-cost fiber supply, economies of scale and superior up-time and on-grade performance. We are increasing our profitability at Grande Prairie by continuing to maximize production levels thereby reducing per-unit production costs.

100 Mile House

We own and operate our 100 Mile House, British Columbia facility, which has an annual production capacity of 425 mmsf. The 100 Mile House facility was the first OSB facility to use a nine-foot wide forming line and press that provides significant efficiency advantages over the more traditional eight-foot wide press and allows us to profitability serve the Japanese market where three-foot wide OSB is the standard. Our proximity to the port of Vancouver provides a significant competitive advantage on shipping costs and delivery time to the growing Japanese market, where we are the market leader. The 100 Mile House facility is our principal source of value-added OSB products for both our North American and Japanese customers. For the year ended December 31, 2002, 49% of production was value-added OSB products.

Specialty Overlaid Plywood Facility

We own and operate a specialty overlaid plywood mill in Savona, British Columbia, and an associated veneer plant in Lillooet, British Columbia. Specialty overlaid plywood is a high performance wood product used in concrete forms, trailer decking and paint-grade signs and earns premium prices over commodity plywood. We are one of only two full-time North American manufacturers of specialty overlaid plywood and our Pourform® brands of concrete forming products are recognized for their superior performance characteristics and longevity. Pourform® products are used in a diverse mix of concrete forming applications, including residential and high-rise construction, sports complexes and highway infrastructure projects.

Veneer Facility

Our Lillooet veneer plant produces veneer principally for use in the Savona mill. The Lillooet plant has the ability to supply all of our Savona veneer needs; however, we also sell veneer to third parties depending on prevailing market conditions.

Finger-Joined Lumber Facility

We own and operate a finger-joined lumber facility in Abbotsford, British Columbia. This facility converts low-value, off-grade and shorter length lumber purchased on the open market into finger-joined stud lumber products. This is accomplished by removing defects in the purchased lumber and then machining and gluing the remaining pieces together. The Company’s finger-joined products exhibit superior resistance to warp and twist over natural lumber products. Finger-joined lumber is a proven product that is well accepted by the North American building industry. Finger-joined lumber typically sells at premium prices over natural lumber products. On December 20, 2002 the company temporarily shut-down the mill due to market conditions.

ITEM 5.   Operating and Financial Review and Prospects

A.	Operating results

Certain statements in Management’s Discussion and Analysis constitute “forward-looking statements” that involve known business and economic risks, uncertainties and other factors. These factors may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and may affect the future results as set forth in this discussion and analysis.

Overview

We are principally engaged in the production of oriented strand board (“OSB”) and specialty overlaid plywood for sale to customers in the United States, Canada, Asia and Europe. Operating results are affected by prevailing market conditions, as well as our production volumes and costs of production. Sales of our products are affected by residential and commercial construction and repair and remodeling industries in North America, Asia and Europe. The markets for our products are affected by general economic conditions, the condition of the real estate market, monetary policy, tax policy, energy costs, weather conditions, and natural disasters.

The majority of our capital is invested in three OSB facilities, which include the two 100% owned facilities in 100 Mile House, British Columbia and Grande Prairie, Alberta, and the High Level facility in which we have a 50% proportionate interest. High Level is our newest OSB facility. It began operation in November 2000 and its results were capitalized until March 31, 2001 when the start-up phase was deemed to be complete. Our large and modern OSB plants with their diversified product lines position us well to compete with other producers. We sell a significant portion of our production to the industrial and export market. Our value-added OSB products, including our export-standard OSB products, typically carry higher prices and generate greater margins than our commodity sheathing OSB products and tend to be less affected by fluctuations in the economy. As a result, prices and margins for these products tend to be higher and more stable through the economic cycle.

The Lillooet veneer plant supplies the Savona specialty overlaid plywood mill with veneer for making specialty overlaid plywood. Specialty overlaid plywood is a high performance wood product used in concrete forms, trailer decking and paint-grade signs and carries premium prices over commodity plywood. The remaining veneer production is sold to third party plywood producers.

Our lumber facility produces finger-joined lumber. In February 2002, we ceased our efforts to sell our finger-joined lumber operations located in Abbotsford, British Columbia.

Our production costs consist primarily of wood fiber, resins, waxes, labour and energy. Wood fiber from timber is the primary raw material used in our operations and is the most significant cost of our manufacturing process. In addition, we use significant amounts of resins and waxes in the OSB and specialty overlaid plywood manufacturing processes. Our operations also use a substantial amount of energy, particularly electricity. However, our costs are reduced by energy generated internally by our wood-waste fired energy systems.

The following table summarizes certain of our results of operations, after restatement of amounts for 2000 and 2001, as disclosed in notes 13 and 22 to our consolidated financial statements included elsewhere in this annual report:

	Year Ended December 31,

	2000	2001	2002

	(dollars in millions)
SALES	$350.2	$326.7	$356.1
COSTS AND EXPENSES
Cost of products sold	229.6	244.0	264.0
Selling and administration	26.3	22.7	21.9

	255.9	266.7	285.9

OPERATING EARNINGS BEFORE AMORTIZATION	94.3	60.0	70.2
AMORTIZATION OF CAPITAL ASSETS	27.4	30.4	32.0

OPERATING EARNINGS	66.8	29.6	38.2

FINANCE EXPENSE	37.7	60.0	62.5
OTHER INCOME (EXPENSE)	3.3	(0.5)	1.9

INCOME (LOSS) BEFORE INCOME TAXES AND UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT	32.4	(31.0)	(22.4)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT	(10.2)	(17.4)	4.3

INCOME (LOSS) BEFORE INCOME TAXES	22.2	(48.4)	(18.1)
INCOME TAX RECOVERY (EXPENSE)	12.5	(18.7)	(0.3)

INCOME (LOSS) FROM CONTINUING OPERATIONS	9.7	(29.7)	(17.9)
(LOSS) GAIN FROM DISCONTINUED OPERATIONS	(14.4)	4.2	—

NET LOSS	$(4.6)	$(25.4)	$(17.9)

We export the majority of our products. Significant portions of such export sales are denominated in U.S. dollars. As a result, a change in the exchange rate for the Canadian dollar against the U.S. dollar affects the Canadian dollar amounts realized. Our geographic distribution of sales was as follows:

	Year Ended December 31,

	2000	2001	2002

All Products
United States	67.9%	69.6%	69.4%
Canada	16.8%	15.1%	19.4%
Japan and other Asia	12.5%	11.8%	9.3%
Europe	2.8%	3.5%	1.9%

	100.0%	100.0%	100.0%

Our Results of Operations

Fiscal Year ended December 31, 2002 Compared to Fiscal Year ended December 31, 2001

Financial Highlights

The net loss for the year ended December 31, 2002 was $17.9 million compared to $25.4 million in 2001. The decrease in the net loss was attributable to several factors, including an $8.6 million (29.2%) increase in operating earnings, a significant reduction in the unrealized foreign exchange loss on US$ denominated debt (from $17.4 million in 2001 to a gain of $4.3 million in 2002). The company recorded an income tax recovery of $0.3 million compared to $18.7 million in 2001, reflecting underlying business results and the impact of non-deductible amounts.

Sales for 2002 were $356.1 million compared to $326.7 million in 2001, representing an increase of $29.4 million or 9.0%.

Sales of OSB represented approximately 75% of our total sales in 2002 and 2001. OSB sales for 2002 were $262.1 million compared to $242.2 million in 2001. OSB sales increased by $19.9 million or 8.2% primarily as a result of a 10.1% increase in shipment volumes. The increase in shipment volumes was partially offset by a decline in average OSB prices of 1.7%. The High Level OSB facility generated a significant portion of the increase in total OSB shipment volume as its results were capitalized until March 31, 2001. Shipment volumes from High Level increased by 56.8% compared to 2001.

Specialty plywood sales were consistent with those experienced in 2001, while veneer and lumber sales increased. Veneer sales increased by 45.9% to $12.7 million as shipment volumes increased by 36.8%. A 35.9% increase in lumber shipment volumes resulted in lumber sales increasing by $4.1 million to $17.9 million.

Cost of products sold was $264.0 million in 2002 compared to $244.0 million in 2001, representing an increase of 8.2%. The increase in cost of products sold was consistent with the increase in sales and shipment volumes of OSB, specialty plywood, veneer and lumber.

OSB cost of products sold was $184.1 million compared to $171.0 million in 2001, representing an increase of $13.1 million or 7.7%. The increase in OSB cost of products sold in 2002 was attributable to a 10.1% increase in shipment volume and a 2.1% decrease in per unit production costs.

Selling and administration expense in 2002 was $21.9 million compared to $22.7 million in 2001 despite the company incurring $2.4 million in costs related to the restructuring of its senior management team and the termination of its aircraft lease.

Amortization of capital assets increased by $1.6 million in 2002 to $32.0 million. Amortization expense increased primarily due to the High Level facility results being included for the entire year. Increased production at each of the company’s OSB facilities also had an impact on amortization as OSB facilities are amortized using the units of production method.

Despite a 1.7% decline in average OSB prices in 2002 compared to 2001, operating earnings increased by $8.6 million or 29.2% to $38.2 million. This significant improvement in operating earnings was attributable to increased OSB production and shipment volumes and a resulting reduction in per unit OSB production costs.

In 2002, finance expense was $62.5 million compared to $60.0 million in 2001. Finance expense increased by $2.5 million as a result of the increase in total borrowings upon issuance of the US$95 million 13.875% Senior Secured Notes on December 20, 2001.

We recorded a $4.3 million unrealized foreign exchange gain on our US$ denominated long-term debt for the year compared to an unrealized loss of $17.4 million in 2001. The gain in 2002 reflects the strengthening of the Canadian dollar vis-a-vis the US dollar.

We recorded an income tax recovery of $0.3 million compared to $18.7 million in 2001 reflecting underlying business results and the impact of non-deductible amounts.

Operating Highlights

During the year we increased production at all of our panel mills. In 2002, we produced 1,299 mmsf of OSB compared to 1,179 mmsf in 2001, representing an increase of 10.2%. Production volume at the High Level facility increased by 41.8% year over year. The substantial increase at High Level relates primarily to the fact that the facility was in the start-up phase until March 31, 2001. Despite taking an extended shut-down in the fourth quarter of 2002 to complete a series of three high return capital projects, the Grande Prairie OSB facility increased its production volume by 1.6% compared to 2001. OSB production at the company’s 100 Mile House facility increased by 2.7% during the year. The substantial improvement in OSB production volume contributed to a 2.1% reduction in the company’s average per unit production cost.

Specialty plywood production volume increased by 14.0% during the year from 86 mmsf to 98 mmsf while veneer production increased by 20.1% as a result of improved market conditions. Lumber production increased by 28.7% compared to 2001 primarily as a result of our efforts to increase production volume and thereby reduce per unit costs.

Results of Discontinued Operations

The gain from discontinued operations was nil in 2002 compared to a gain of $4.2 million in 2001. Following our decision in February 2002 to cease efforts to sell our Abbotsford lumber facility, this operation is now included in continuing operations. The gain from discontinued operations for the year ended December 31, 2001 has been restated to exclude Abbotsford, and therefore, reflects the results of the Chasm lumber operation only.

Fiscal Year ended December 31, 2001 Compared to Fiscal Year ended December 31, 2000

Financial Highlights

The net loss for the year ended December 31, 2001 was $25.4 million compared to $4.6 million in 2000. The increase in the net loss was attributable to several factors including the significant decline in OSB prices (22.1%), the significant increase in finance expense, and the increase in the unrealized foreign exchange loss on US$ denominated debt (from $10.2 million in 2000 to $17.4 million in 2001), partially offset by the gain from discontinued operations of $4.2 million in 2001 compared to a loss of $14.4 million in 2000.

Sales for 2001 were $326.7 million compared to $350.2 million in 2000, representing a decrease of $23.5 million or 6.7%.

OSB sales for 2001 were $242.1 million compared to $254.1 million in 2000, representing a decrease of $12.0 million or 4.7%. This decrease was due to an average price decline of 22.1% due to an increasing mix of commodity sheathing OSB from the High Level OSB facility as well as market oversupply arising from the combined effect of OSB production capacity additions and the slowing demand for building products. The events of September 11, 2001 negatively affected structural panel consumption, causing further market imbalance and lower prices. This decrease in prices was partially offset by a 21.8% increase in OSB shipment volumes from 968 mmsf in 2000 to 1,179 mmsf in 2001. The increased shipment volumes were attributable primarily to the ramp-up of production at the High Level OSB facility. Incremental production increases at the 100 Mile House and Grande Prairie facilities also contributed to the increase in shipment volumes. At December 31, 2001, the High Level OSB facility was running at approximately 60% of its design capacity.

Specialty overlaid plywood sales were $70.8 million in 2001 compared to $77.5 million in 2000, representing a decrease of $6.7 million or 8.6%. This decrease was due to a 11.1% decrease in shipment volume of plywood from 99 mmsf in 2000 to 88 mmsf in 2001. Sales of veneer to third parties declined slightly compared to the prior year, down from 45 mmsf in 2000 to 43 mmsf in 2001. These decreases were partially offset by an average price increase of 1.2%. The decrease in shipment volumes is attributable to reduced demand for specialty overlaid plywood as a result of the slowing North American economy.

Cost of products sold was $244.0 million in 2001 compared to $229.6 million in 2000, representing an increase of $14.4 million or 6.3%. The increase in costs of products sold is consistent with the increase in OSB shipment volumes.

OSB cost of products sold was $171.5 million in 2001 compared to $145.2 million in 2000, representing an increase of $26.3 million or 18.1%. This increase was due to the continuing ramp-up of production at the High Level OSB facility, which was partially offset by cost reductions at the 100 Mile House and Grande Prairie facilities.

Specialty plywood cost of products sold was $59.8 million compared to $66.1 million in 2000, representing a decrease of $6.3 million or 9.5%. This decrease was attributable to a 11.1% decrease in sales volume of plywood, as well as a 3.2% decrease in sales volume of veneer to third parties.

Selling and administration expense in 2001 was $22.7 million compared to $26.3 million in 2000, representing a decrease of $3.6 million or 13.7%, primarily as a result of cost-reduction initiatives.

Amortization of capital assets increased by $3.0 million or 10.9% to $30.4 million. This increase was primarily due to additional amortization expense associated with the High Level OSB facility and, to a lesser degree, the increased production at the 100 Mile House and Grande Prairie facilities. OSB facilities are amortized on the units of production method based on the estimated useful life of the assets at normal production levels over 15 years.

Finance expense in 2001 was $60.0 million (including $51.7 million of direct interest expense) compared to $37.7 million (including $35.6 million of direct interest expense) in 2000, representing an increase of $22.3 million or 59.2%. This increase was primarily due to borrowings under our HSBC/B.C. Pacific Capital Corporation credit facility relating to the High Level OSB facility start-up, and amortization of note holder consent fees.

We recorded a $17.4 million unrealized foreign exchange loss on US$ denominated debt in 2001 compared to a loss of $10.2 million in 2000. The increase in the loss on US$ denominated debt reflects the strengthening of the US$ vis-a-vis the Canadian dollar.

We recorded an income tax recovery of $18.7 million compared to an expense of $12.5 million in 2000. The income tax recovery recorded in 2001 reflects underlying business results and the impact of reduced tax rates in the provinces of British Columbia and Alberta.

Our income from discontinued operations was $4.2 million in 2001 compared to a loss of $14.4 million in fiscal 2000. The increase was primarily driven by net disposition costs associated with the April 2001 completion of the sale of the Clinton lumber operation being lower than was anticipated at the end of fiscal 2000, as well as improved profitability at the Clinton lumber operation. As at December 31, 2000, we had formal plans for disposition of our Clinton lumber operations and the sale was subsequently completed in April 2001.

Outlook

We anticipate that we will continue to benefit from increased production capacity as the High Level OSB facility continues to ramp-up, and the Grande Prairie OSB facility realizes the benefits from its recent capital improvements. Despite the economic uncertainty that exists, we feel that the strength of the housing market in North America and the continued expansion of the market for OSB, allows us to remain optimistic about the outlook for OSB. Our focus on productivity improvements, cost reduction and increasing the volume of value-added wood products produced and shipped to our customers will ensure that the company continues to improve its earnings performance.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Our senior secured notes are not subject to interest rate fluctuations because the interest rate is fixed for the term of the debt.

A significant portion of our products are sold in U.S. dollars. Most of our costs, other than interest payable on our senior secured notes, which are payable in U.S. dollars, will be payable in Canadian dollars and, therefore, our financial results are subject to foreign currency exchange rate fluctuations. A significant appreciation in the value of the Canadian dollar in terms of the U.S. dollar, while other factors remain constant, will cause a relative decline in our revenues and our cash flow will be diminished.

Given that the value of the Canadian dollar was US$0.6329 at December 31, 2002, we estimate that had the value of the Canadian dollar increased by US$0.01 to US$0.6429, the value of our US dollar denominated long-term debt as at December 31, 2002 would have decreased by approximately $7.0 million. We also estimate that had the value of the Canadian dollar increased by US$0.01 the annual interest payment amounts on the long-term debt as at December 31, 2002 would have decreased by approximately $0.9 million.

We have not used derivative financial instruments to mitigate the influence of market risk.

Application of Critical Accounting Policies

The Company’s accounting policies are in accordance with Canadian GAAP as applied on a consistent basis. However, in both selecting accounting policies for which alternative methods exist under Canadian GAAP and applying accounting policies, management exercises its best judgment. We believe that the policies outlined below represent our critical accounting policies. These critical accounting estimates are based on assumptions of management concerning highly uncertain matters. If accounting estimates used by management turn out to be incorrect, the impact on our financial condition and results of operations may be material.

Valuation of Inventories and Assessment of Asset Impairment

Management closely monitors conditions that could impact the valuation of our inventories or otherwise risk impairment of our assets. Inventories of logs, lumber and panel products are valued at the lower of average cost and net realizable value. Management bases its estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from management’s estimates. Management believes that inventories were appropriately valued at the lower of average cost and net realizable value as at December 31, 2002.

Loss Contingencies for Legal Proceedings and Product Warranty Claims

Management estimates relating to appropriate loss contingencies for legal proceedings and product warranty claims are based on various judgements and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.

Impairment of Long-Lived Assets

On a quarterly basis, management reviews the long-lived assets held and used by the Company (primarily property, plant, and equipment, construction in progress and timber and logging roads) to determine whether any impairment has occurred. Assessing the appropriate valuation of the affected assets requires management to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. During the fiscal year ended December 31, 2002, we recorded a $1.0 million provision for impairment of certain capital assets to adjust their respective carrying values to reflect their estimated net recoverable amount. In 1999 and 2000, we invested $12.3 million related to a planned expansion of our Grande Prairie OSB plant. The planned expansion involves the addition of a second manufacturing line alongside the existing OSB plant to produce a further 400 mmsf of OSB and specialty products, and the construction of a hardwood sawmill. During 2001 we determined that this expansion should be put on hold. Due to uncertainty surrounding incremental fiber supply and project financing, we cannot presently determine the timing of the expansion. We remain committed to expanding the Grande Prairie mill and we continue to record the existing investment in the expansion at its original cost of $12.3 million. Management reviewed the carrying value of our other capital assets, including construction in progress, at December 31, 2002, and determined that our reported values are reasonable based on the current circumstances.

Amortization of Property, Plant and Equipment

Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during the estimated useful life of the equipment.

Treatment of Income Tax Assets and Liabilities

We record future income tax assets including the potential tax benefit of operating loss carry forwards and future income tax liabilities. The amounts that are recorded for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with judgments, assumptions and estimates made by management relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, management may change its estimates.

Changes in Accounting Policies

During 2001, the Canadian Institute of Chartered Accountants (“CICA”) approved amendment of CICA Handbook Section 3870, Stock-based Compensation. As a result, effective January 1, 2002, we reported compensatory portions of our employee participation share plan, a variable stock compensation program. The new policy is consistent with reporting provided in the past for U.S. GAAP purposes.

As a result of the change, opening retained earnings, as at January 1, 2002 have been reduced by $346,000 and the net loss for the year ended December 31, 2002 has been increased by $29,000. Both impacts have been offset by corresponding adjustments to contributed surplus, with no overall impact to shareholders’ equity.

U.S. GAAP Reconciliation

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. To the extent applicable to our consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described in note 21 to our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

Cash provided by operations, after changes in non-cash working capital, was $7.4 million in 2002 compared to cash used by operations of $27.8 million in 2001. The substantial variation in cash provided by operations from 2001 to 2002 can be explained by the increase in operating earnings year over year and the substantial increase in working capital during 2001. Non-cash working capital increased by $7.5 million in 2002 compared to an increase of $36.7 million in 2001. The increase in non-cash working capital in 2002 relates primarily to an increase in log inventories ($3.0 million) and recognition of higher spare parts inventory levels at two of our facilities ($2.1 million). The substantial increase in non-cash working capital in 2001 was attributable to a reduction in accounts payable as the company paid accounts payable related to the construction of the High Level OSB facility.

Net cash used for investing activities was $14.2 million in 2002 compared to net cash provided by investing activities of $8.4 million in 2001. Capital expenditures decreased by $6.0 million compared to 2001, from $20.1 million to $14.1 million. The majority of our capital expenditures in 2002 were focused on the Grande Prairie and High Level OSB facilities. Capital expenditures in 2001 were offset by the disposition of the Chasm lumber operation and associated timber rights for net proceeds of $29.2 million. The majority of the capital expenditures in 2001 related to the completion of the High Level facility. In December 2002, we completed a series of three high return capital projects at our Grande Prairie Facility. At a total cost of $9.2 million, these projects are anticipated to increase the mills’ production capacity by up to 12% and lower production costs substantially. In fiscal 2003, we expect to incur capital expenditures of approximately $10 million to maintain our current operations.

Cash flows from financing activities totalled $101.5 million in 2001 compared to $39,000 in 2002. In December 2001, we issued US$95 million of 13.875% Senior Secured Notes due July 15, 2007. Net proceeds of the offering were used to repay our credit facilities and to fund our future liquidity needs.

Our annual debt servicing obligation is approximately US$36.5 million. In addition, the High Level qualified account must be topped up to $10.0 million every thirty days. At December 31, 2002 we had $80.2 million in cash available compared to $87.0 million at December 31, 2001. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. As a result, our operations are funded solely by cash flow generated from operations and our available cash balance. Our cash flow is subject to general economic, industry, and legislative conditions that are beyond our control.

The following table summarizes the timing of payments for which we have contractual obligations:

		Payment due by Period

		Less than			After
Contractual Obligation	Total	1 year	2-3 years	4-5 years	5 years

		(in thousands of U.S. dollars)
Senior Secured Notes(1)	$460,760.0	$36,512.0	$73,023.0	$351,225.0	—
Capital Lease Obligations(2)	61.5	42.3	19.2	—	—
Operating Lease Obligations(2)	2,833.7	1,194.7	1,235.3	403.7	(3)

(1)	Under the indentures governing our Senior Secured Notes, we are required to make interest payments in the amount of US$14.96 million each January 15 and July 15 and in the amount of US$3.3 million each April 15 and October 15. All of our senior secured notes, in the aggregate principal amount of US$281.5 million, mature on July 15, 2007.

(2)	The following are U.S. equivalents using an exchange rate of US$0.6329=$1.00, the inverse of the noon buying rate on December 31, 2002.

(3)	We do not calculate operating lease obligations beyond five years in our financial statements.

Although we believe our working capital is sufficient to meet our present requirements, our business may not generate adequate cash flow to fund our liquidity requirements. If our available cash and operating cash flow is insufficient to meet our operational requirements and debt service obligations we would have to consider several alternatives available to us, including raising additional equity, asset dispositions or seeking consent to incur additional indebtedness. These options may not be available to us on satisfactory terms or at all.

C.	Research and Development, Patents and Licenses

We actively work with our customers to develop engineered wood products that suit their individual needs. The modern, versatile manufacturing equipment in place at our 100 Mile House and Grande Prairie facilities and Savona mill enables us to develop and manufacture value-added OSB and specialty overlaid plywood products. By actively working with the market, we endeavour to continually develop engineered wood products, which service its’ needs. This focus and our modern, versatile facilities enable Ainsworth to develop and manufacture value-added OSB and specialty overlaid plywood products. Our research and development efforts have resulted in several promising new products that are undergoing field-testing, and we intend to release several new products and “brands” in the future. In fiscal 2000, 2001, and 2002, we spent an aggregate of $0.7 million on research and development.

D.	Trend Information

See information provided above in Item 5.A hereof.

ITEM 6.   Directors, Senior Management and Employees

A.	Directors and Senior Management

The directors and executive officers of the Company are as indicated in the following table. Each director holds office until the next annual general meeting of shareholders of the Company or until his or her successor is elected or appointed, or unless his or her office is earlier vacated under any of the relevant provisions of the articles of the Company or the Company Act (British Columbia). Executive Officers are appointed to serve at the pleasure of the Board of Directors.

Name	Age	Title

Brian E. Ainsworth	60	Chairman, Chief Executive Officer and Director since May 1993
D. Allen Ainsworth	61	President and Director since May 1993
Catherine E. Ainsworth(1)	44	Chief Operating Officer, Secretary since November 2001 and Director since May 1993
James Logan	45	Senior Vice-President and Chief Financial Officer since December 2001
David Ainsworth	82	Director since May 1993 and co-founder of Ainsworth
Susan Ainsworth	81	Director since May 1993 and co-founder of Ainsworth
D. Michael Ainsworth	40	Executive Vice-President, since May 2002
Kevin Ainsworth	37	Senior Vice-President, B.C. Timberlands and Solid Wood Group
Douglas Ainsworth	38	Senior Vice-President, Marketing
K. Gordon Green(1)(2)	68	Director since May 1993. Until October 1993 he was a Vice President and Director, RBC Dominion Securities Inc.
Morley Koffman(2)	73	Director since May 1993. He is a lawyer with the law firm Koffman Kalef
W. Gordon Lancaster(1)(2)	59	Director since May 1993. He is Chief Financial Officer of Power Measurement Ltd.
Ron B. Anderson	50	Director since May 12, 2003. He is President of North Point Capital Corp.

(1)	Member of the Audit Committee and the Compensation Committee.

(2)	Member of the Corporate Governance Committee.

Brian E. Ainsworth has served as Chairman of our Board of Directors and Chief Executive Officer since May 1993. Mr. Ainsworth previously managed the woodlands operations of Ainsworth Lumber Company, Ainsworth’s predecessor corporation, for more than 30 years.

D. Allen Ainsworth has served as our President since May 1993. He has also been a Director since May 1993. Mr. Ainsworth served as our Chief Operating Officer until November 2001. Mr. Ainsworth previously managed the manufacturing and sales operations of Ainsworth Lumber Company for more than 30 years.

Catherine E. Ainsworth has served as our Chief Operating Officer since November 2001, and has served as a Director and our Secretary since May 1993. Previously, Ms. Ainsworth served as our Chief Financial Officer from May 1993 to November 2001.

James Logan has served as our Senior Vice-President and Chief Financial Officer since December 2001. From February 2000 to November 2001, Mr. Logan served as Managing Director of The Jim Pattison Group, a privately held Canadian business conglomerate. Mr. Logan also served as Senior Vice-President and Chief Financial Officer of TimberWest Forest Corp., a company operating in the forest products industry from December 1997 to February 2000. Mr. Logan has a Master of Business Administration degree, which he earned at the University of Western Ontario, and a diploma in Technology, which he earned at the British Columbia Institute of Technology. Mr. Logan is a Certified Management Accountant.

David Ainsworth co-founded Ainsworth Lumber Company in 1950. He has been a Director since May 1993. Previously, Mr. Ainsworth served as our President.

Susan Ainsworth co-founded Ainsworth Lumber Company in 1950. She has been a Director since May 1993.

D. Michael Ainsworth has served as our Executive Vice-President since May 2002. Previously, he served as Vice-President, Marketing and Business Development since November 1996. Mr. Ainsworth holds a Master of Science degree in forest products marketing and a Bachelor of Science degree in forestry, both of which he earned at the University of British Columbia.

Kevin Ainsworth has served as Senior Vice-President, B.C. Timberlands and Specialty Plywood since November 2002. He has held a number of investor relations and woodlands management positions with Ainsworth since 1992. Mr. Ainsworth holds a Master of Business Administration degree and a Bachelor of Science degree in forestry, both of which he earned at the University of British Columbia.

Douglas I. Ainsworth has served as Senior Vice-President, Marketing since November 2002. Previously, he served as the General Manager, Business Development where he managed the construction and operational start-up of the Grande Prairie OSB facility. Mr. Ainsworth has held a number of management positions with Ainsworth since 1989.

K. Gordon Green has been a director since May 1993. Mr. Green is a corporate director and an independent financial consultant. Until October 1993 he was a Vice-President and Director of RBC Dominion Securities Inc., a Canadian financial services company. Mr. Green has a Master of Business Administration degree, which he earned at Harvard University, and a Bachelor of Science degree in forestry, which he earned at the University of British Columbia.

Morley Koffman has been a director since May 1993. Mr. Koffman is a lawyer with the Vancouver law firm Koffman Kalef. He has been appointed Queen’s Counsel. Mr. Koffman holds a Bachelor of Laws degree and a Bachelor of Arts degree, both of which he earned at the University of British Columbia.

W. Gordon Lancaster has been a director since May 1993. Currently he serves as Chief Financial Officer of Power Measurement Ltd., a British Columbia based provider of enterprise energy management systems for energy suppliers and customers. Previously, Mr. Lancaster was a partner at Deloitte & Touche LLP. He is a chartered accountant.

Ron B. Anderson has been a director since May 12, 2003. Currently he serves as President of North Point Capital Corp., a private merchant bank. Previously, Mr. Anderson served as Senior Vice-President Corporate Development of Parkside Developments LP, an affiliated company involved in real estate development. He has a Bachelor of Commerce degree which he earned at the University of British Columbia, and is a Certified General Accountant.

Brian E. Ainsworth, D. Allen Ainsworth and Catherine E. Ainsworth are the children of David Ainsworth and Susan Ainsworth. D. Michael Ainsworth and Douglas Ainsworth are the children of D. Allen Ainsworth and Kevin Ainsworth is the son of Brian E. Ainsworth.

B.	Compensation

The following table provides a summary of compensation for the fiscal year ended December 31, 2002 paid by us to our Chief Executive Officer and each of our four other most highly compensated executive officers who were serving as executive officers as at December 31, 2002, who we refer to in this annual report as our Named Executive Officers.

Summary Compensation Table

		Annual Compensation			Long-term Compensation

					Awards		Payouts

					Securities Under	Restricted Shares
				Other Annual	Options/ SARs	or Restricted Share	Long-term Incentive
		Salary	Bonus	Compensation(1)	Granted	Units	Plan Payouts	All Other
Name and Principal Position	Year	($)	($)	($)	(#)	($)	($)	Compensation

Brian E. Ainsworth	2002	—	—	798,000 (2)	—	—	—	—
Chairman and Chief
Executive Officer

D. Allen Ainsworth	2002	412,500	385,500	—	—	—	—	—
President

Catherine E. Ainsworth	2002	362,500	435,500	—	—	—	—	—
Chief Operating Officer
and Secretary

D. Michael Ainsworth	2002	181,250	300,000	—	—	—	—	—
Executive Vice-President

Douglas I. Ainsworth	2002	150,000	150,000	—	—	—	—	—
Senior Vice-President,
Marketing

(1)	The aggregate amount of all perquisites or other personal benefits given to each of the Named Executive Officers named in the table the listed financial year did not exceed 10% of his or her total base salary or compensation and bonus for the year.

(2)	Represents management fees in the amount of $468,750 plus a bonus of $329,250. See “—Employment Agreement.”

The aggregate compensation paid to our executive officers and related directors who are not listed above (4 persons), based on 2002 salaries and bonuses, totaled $707,500.

Compensation of Directors

During the year ended December 31, 2002, our non-employee, non-related directors were paid a retainer fee of $10,000 per year and a meeting attendance fee of $1,000 per directors’ meeting attended. In connection with participation on committees of our board of directors, non-employee directors were paid a meeting attendance fee of $1,000 per committee meeting attended and non-employee directors acting as chair of Board committees were also paid $2,000 per annum for each such committee chaired. A total of $71,000 was paid to the non-employee directors as a group for this period in respect of all such fees. The non-employee directors are reimbursed for transportation and other out-of-pocket expenses incurred for attendance at meetings Board and committee meetings.

Pension Benefits

Retirement benefits for the executive officers of the Company are provided under the Company’s pension plan (the “Pension Plan”) for all salaried employees. The Pension Plan benefits are based on career average earnings, accrued at 1.5% of yearly maximum pensionable earnings (“YMPE”), plus 2% of gross earnings over YMPE. Benefits for all service accrued to December 31, 1994 are based on this same formula, but using average compensation over the previous five-year period and the YMPE over the previous three-year period.

Compensation covered by the plan is the gross earnings as disclosed in the Summary Compensation Table. The benefits are computed on a guaranteed five-year life annuity, with no deduction for any other pension benefits received or other offset amount.

No pension benefits were paid by the Company in the financial year ended December 31, 2002 to the Named Executive Officers. The actual credited years of service and estimated annual benefits payable upon retirement at normal retirement age (65 years) for the Named Executive Officers are as follows:

	Credited Years of Service	Estimated Annual Benefit

Brian E. Ainsworth	43	$82,800
D. Allen Ainsworth	43	$80,100
Catherine E. Ainsworth	23	$74,500
D. Michael Ainsworth	14	$67,900
Douglas I. Ainsworth	14	$70,300

C.	Board Practices

See Item 6A for information on the term of office of the Company’s directors and executive officers and the period served in such offices.

Employment Agreements

We do not have any employment or management contracts or termination arrangements with any of the officers identified above in Item 6.A, other members of our administrative, supervisory or management bodies, or our directors, except as described below.

On April 25, 1999, we entered into a management and consulting agreement with 2468 Holdings Ltd., a company controlled by Brian Ainsworth, our Chairman and Chief Executive Officer. The management and administrative services under the agreement are to be performed by Brian Ainsworth or such other individual as we and 2468 Holdings determine from time to time. In consideration for the services, we must pay 2468 Holdings an annual fee, currently $468,750, plus such annual bonus as may be determined by the compensation committee of our board of directors. The agreement is for an indefinite term, subject to the right of either party to terminate it in accordance with its provisions. 2468 Holdings may terminate the agreement on 30 days’ written notice to us. We may terminate the agreement at any time for cause. We may also terminate the agreement at any time without cause by payment of a cancellation payment equal to two times the annual fee for the year in which the termination occurs plus two times the last bonus payable prior to the termination. In any event, the agreement is to terminate upon the death of Brian Ainsworth, unless 2468 Holdings is able to provide a replacement representative acceptable to us.

On December 1, 2001 we entered into a executive employment agreement with James Logan to serve as a Senior Vice-President and our Chief Financial Officer. Under the terms of the agreement Mr. Logan’s annual base salary is $225,000, plus such annual bonus as may be determined by the compensation committee of the board of directors.

Committees of the Board of Directors

Our board of directors has an audit committee, compensation committee and a corporate governance committee.

Audit Committee

The members of the audit committee are Catherine Ainsworth, Gordon Green and Gordon Lancaster. The Audit Committee is responsible for reviewing our financial reporting obligations, approving our external audit plan and meeting with our external auditors to review performances. This committee reviews applicable accounting procedures and appropriate internal controls. The audit committee meets with the Company’s external auditors at least once each fiscal quarter, and reviews interim results and the annual financial statements prior to their approval by the Board of Directors. It also meets with the external auditors independently of management and is ultimately responsible for retaining and remunerating the external auditors.

Compensation Committee

The members of the compensation committee are Catherine Ainsworth, Gordon Green and Gordon Lancaster. The compensation committee meets and makes recommendations to the Board of Directors relating to the compensation for executive officers and for directors.

Corporate Governance Committee

The members of the corporate governance committee are Morley Koffman, Gordon Green and Gordon Lancaster. None of its members are Company employees and a majority are unrelated directors. The corporate governance committee is responsible for making representations to the Board of Directors with respect to developments in the area of corporate governance and the practices of the Board of Directors. It is the responsibility of the Corporate Governance Committee to review, interview and recommend new potential Board members as well as review, interview and recommend new potential Board members as well as reviewing on an annual basis the credentials of all nominees for re-election to the Board. This Committee assesses the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

D.	Employees

We currently employ approximately 900 people. Approximately 530 of our hourly employees in British Columbia are covered under a collective bargaining agreement with the Industrial Wood and Allied Workers of Canada. This agreement expires on June 30, 2003. Our 145 salaried employees in British Columbia include sales, woodlands, manufacturing, supervisory and administrative personnel. We employ approximately 205 people in our Alberta operations. In addition, Footner employs approximately 190 people at the jointly-owned High Level OSB facility. We also engage independent contractors in British Columbia and Alberta, who provide logging, trucking and road building services on a year-round basis.

E.	Share Ownership

Share Capital Structure

We have an authorized capital consisting of 201,500,000 shares divided as follows:

•	100,000,000 common shares without par value;

•	1,500,000 Class B Common Shares without par value, of which 350,000 are designated as Series 1 Class B Common Shares, 180,000 are designated Series 2 Class B Common Shares and 187,500 are designated Series 3 Class B Common Shares; and

•	100,000,000 preferred shares without par value, of which 300,000 are designated as Series 1 Preferred Shares (all issued but subsequently redeemed) and 4,000,000 are designated as Series 2 Preferred Shares (all issued but subsequently redeemed).

Only the common shares carry voting rights, with each common share carrying the right to one vote. As of May 5, 2003, 14,563,548 common shares were issued and outstanding.

The following table sets out information as at May 5, 2003 on ownership of our common shares by our Named Executive Officers, directors and any person who beneficially owns 5% or more of either class. At December 31, 2002 there were 50,000 outstanding stock options.

	Common Shares beneficially
Name and positions	owned or controlled		% of Class

Brian E. Ainsworth	2,507,186	(1)	17.24%
Chairman, Chief Executive Officer and Director
D. Allen Ainsworth	2,757,186	(2)	18.95%
President and Director
Catherine E. Ainsworth	53,200	(3)	0.37%
Chief Operating Officer,
Secretary and Director
D. Michael Ainsworth	1,177		0.01%
Vice President, Marketing and Business Development
Douglas I. Ainsworth	150		0.01%
Senior Vice President, Marketing
David Ainsworth	3,128,188	(4)	21.51%
Director
Susan Ainsworth	—		—
Director
K. Gordon Green	2,252		0.02%
Director
Morley Koffman	6,252		0.04%
Director
W. Gordon Lancaster	2,000		0.01%
Director
Grant Forest Products Corp.(5)	4,713,000		32.4%
All directors and executive officers as a group (12 people) own 8,458,318 common shares

(1)	These shares are controlled through 2468 Holdings Ltd.

(2)	These shares are controlled through 5678 Enterprises Ltd.

(3)	Catherine Ainsworth owns 53,200 common shares and also owns 4% of the outstanding voting shares of 1234 Holdings Ltd., which owns 3,108,188 common shares. The common shares owned by 1234 Holdings Ltd. are to be voted by Catherine Ainsworth as that company’s representative to proceedings of the Company’s shareholders.

(4)	David Ainsworth owns 20,000 common shares. David Ainsworth owns 94% of the outstanding voting shares of 1234 Holdings Ltd. which owns 3,108,188 common shares. The common shares owned by 1234 Holdings Ltd. are to be voted by Catherine Ainsworth as that company’s representative to proceedings of the Company’s shareholders.

(5)	Based upon a press release issued by Grant Forest Products Corp. on December 11, 2001.

Stock Options

We have separate stock option plans for employees and non-employee directors. The plans provide that the board of directors may grant options to purchase common shares on terms that the directors may determine, within the limitations of the plans and subject to the rules of applicable regulatory authorities. The aggregate number of common shares reserved for issuance under each plan is fixed at 500,000 common shares for the employees’ plan and 75,000 common shares for the directors’ plan. The exercise price for an option granted under the plans will be determined by the board of directors but may not be less than the closing price of our common shares on the stock exchange on which our common shares principally traded on the day immediately preceding the date of grant. Options granted under the plans are not assignable, except by will or the laws of descent and distribution. The options are exercisable as to 20% of the optioned shares on the date of grant and as to a further 20% of the optioned shares on each of the first, second, third and fourth anniversaries following the date of grant. The term of each option is five years, subject to earlier termination in the event the optionee ceases to be a director or employee by reason of death or termination of directorship or employment. We do not provide any financial assistance to optionees in order to facilitate the purchase of common shares pursuant to the exercise of options granted under the plans. At December 31, 2002 there were 50,000 outstanding stock options granted under the plans.

Employee Participation Share Plan

An aggregate of 1.5 million Class B Common Shares are authorized for issuance of which 717,500 have been designated for our employee participation share plan. It provides that the board of directors may permit designated directors and senior employees to acquire Class B Common Shares on the terms set forth in the plan. The Class B Common Shares may be issued in series under the plan and 1.5 million common shares have been reserved for issuance to provide for the conversion of the Class B Common Shares into common shares.

The plan provides that each series of Class B Common Shares will be exchanged automatically on a date fixed by the board of directors for that number of common shares that has value on the date of exchange equal to the amount of any increase in the value from the date fixed by resolution of the board of directors when authorizing the issuance of the Class B Common Shares of an equal number of common shares. In the event of termination of the employment and offices of a holder of Class B Common Shares, the date of exchange will be accelerated and the number of vested shares held is subject to reduction. We can redeem Class B Common Shares issued pursuant to the plan at any time upon payment of the amount paid up and any declared but unpaid dividends.

In 2001, the holders of the Class B Common Shares issued on December 18, 1996 became entitled under the plan to exchange their Class B Common Shares for common shares. On January 16, 2003 the Company issued 3,162 common shares at a deemed issue price of $4.99 per common share, in exchange for the Class B common shares issued on December 18, 1996. On April 29, 2003 the Company issued 15,586 common shares at a deemed issue price of $3.50 per common share, in exchange for Class B common shares issued on August 11, 1998. The company then cancelled the Class B common shares issued pursuant to the plan.

The following table sets out information with respect to the Class B Common Shares.

	Common Share
	Conversion		Number of	Class B	Total
Date Issued	Base Price	Issue Price	Shares Vested	Shares Issued	Consideration

December 18, 1996	$6.00	$0.15	120,000	120,000	$18,000
August 11, 1998	3.20	0.15	105,000	157,500	24,000
June 25, 1999	3.00	0.15	56,667	170,000	25,000

			281,667	447,500	$67,000

The market value per common share at May 5, 2003 was $3.40 (2002—$4.60).

ITEM 7.   Major Shareholders and Related Party Transactions

A.	Major Shareholders

We have an authorized capital consisting of 201,500,000 shares divided as follows:

•	100,000,000 common shares without par value;

•	1,500,000 Class B Common Shares without par value, of which 350,000 are designated as Series 1 Class B Common Shares, 180,000 are designated Series 2 Class B Common Shares and 187,500 are designated Series 3 Class B Common Shares; and

•	100,000,000 preferred shares without par value, of which 300,000 are designated as Series 1 Preferred Shares (all issued but subsequently redeemed) and 4,000,000 are designated as Series 2 Preferred Shares (all issued but subsequently redeemed).

Only the common shares carry voting rights, with each common share carrying the right to one vote. As of May 5, 2003, 14,547,962 common shares were issued and outstanding.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the Company’s issued and outstanding common shares as at May 5, 2003, except as follows:

		Percentage of
Name	Number of Shares	Outstanding Shares

Grant Forest Products Corp.(1)	4,713,000	32.4%
1234 Holdings Ltd.(2)	3,108,188	21.4%
5678 Enterprises Ltd.(3)	2,757,186	19.0%
2468 Holdings Ltd.(4)	2,507,186	17.2%

(1)	Based upon a press release issued by Grant Forest Products Corp. on December 11, 2001.

(2)	96% of the outstanding voting shares of 1234 Holdings Ltd. are owned by David Ainsworth and the remainder are owned by Catherine Ainsworth. The Common Shares owned by 1234 Holdings Ltd. are voted by Catherine Ainsworth as that company’s representative in relation to proceedings of the Company’s shareholders. David Ainsworth also owns personally an additional 20,000 Common Shares and Catherine Ainsworth owns personally an additional 53,200 Common Shares.

(3)	98% of the outstanding voting shares of 5678 Enterprises Ltd. are owned by D. Allen Ainsworth and the remainder are owned by his two sons.

(4)	95% of the outstanding voting shares of 2468 Holdings Ltd. are owned by Brian E. Ainsworth and the remainder are owned by his son and a family trust.

B.	Related Party Transactions

The following table set outs information on indebtedness since January 1, 2002 to us of any person who served as an officer or director during the year ended December 31, 2002, including their associates and companies controlled by them. As at December 31, 2002, the aggregate indebtedness owed to us by these persons was $466,090.

	Involvement of	Largest Amount	Amount Outstanding
	Issuer or	Outstanding During	as at December 31,
Name and Principal Position	Subsidiary	2002	2002

D. Allen Ainsworth(1)	Lender	$556,062	$466,090
Brian E. Ainsworth(2)	Lender	$412,845	$—

(1)	The indebtedness is of Snow Mountain Contracting Ltd., a company owned by D. Allen Ainsworth. The advances bear interest at the same rate that we receive on our banker’s acceptances and are unsecured and repayable on demand.

(2)	The indebtedness is of 2468 Holdings Ltd., a company controlled by Brian E. Ainsworth. The advances were made in United States dollars and bear interest at the same rate that we receive on our bankers’ acceptances and are unsecured and repayable on demand. The outstanding amount was repaid in March 2002.

During the year, the company paid $120,000 in rental charges, for mobile forestry and transportation equipment, to a company owned by persons related to a director of the company. The company also acquired capital assets for $22,000 from a company controlled by a director of the company.

C.	Interests of experts and counsel

Information not required for annual report.

ITEM 8.   Financial Information

A.	Consolidated Financial Statements and Other Financial Information

See item 18

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements provided herein.

ITEM 9.   The Offer and Listing

A.	Offer and Listing Details

Senior Secured Notes

There is currently no organized public market for either the 12.50% Senior Secured Notes or the 13.875% Senior Secured Notes, and the Company does not intend to apply for a listing of the Senior Secured Notes on any securities exchange.

The 12.50% Senior Secured Notes were issued under an Indenture dated as of July 10, 1997 between the Company and the Bank of New York, as trustee. The 13.875% Senior Secured Notes were issued under an Indenture between the Company and the Bank of Nova Scotia Trust Company of New York as the trustee.

Common Shares

The Company’s common shares are traded on The Toronto Stock Exchange under the symbol ANS.TO. Using information from published sources the following information shows the high and low trading values of the Company’s common shares for the periods indicated:

Annual Share Price Information

For the year ended	High	Low

December 31, 2002	$6.00	$3.00
December 31, 2001	$6.25	$3.10
December 31, 2000	$8.30	$3.75
December 31, 1999	$12.85	$2.80
December 31, 1998	$4.85	$2.35

Quarterly Share Price Information

For the quarter ended	High	Low

March 31, 2003	$4.30	$3.35
December 31, 2002	$4.10	$3.00
September 30, 2002	$4.95	$3.26
June 30, 2002	$5.75	$4.00
March 31, 2002	$6.00	$4.80
December 31, 2001	$6.00	$4.16
September 30, 2001	$5.64	$4.25
June 30, 2001	$6.25	$4.25
March 31, 2001	$5.80	$3.10

Monthly Share Price Information

For the month ended	High	Low

April 30, 2003	$3.80	$3.10
March 31, 2003	$4.25	$3.75
February 28, 2003	$4.30	$3.50
January 31, 2003	$4.25	$3.35
December 31, 2002	$3.50	$3.31
November 30, 2002	$4.10	$3.24

B.	Plan of Distribution

Information not required for annual report.

C.	Markets

The Company’s common shares are traded on The Toronto Stock Exchange under the symbol ANS.TO.

D.	Selling Shareholders

Information not required for annual report.

E.	Dilution

Information not required for annual report.

F.	Expenses of the issue

Information not required for annual report.

ITEM 10.   Additional Information

A.     Share Capital

Information not required for annual report.

B.	Memorandum and Articles

Information disclosed in Item 10.B of the annual report on Form 20-F filed by the Company with the SEC on May 17, 2002 is hereby incorporated by reference herein.

C.	Material contracts

Contract No.	Description

1.	Memorandum of Agreement (MOU) between Ainsworth and Grant dated December 9, 1999

This agreement provides a broad outline for formal agreements relating to the operation of High Level OSB mill. Among other things, the MOU states that the operation will be jointly funded by both parties allowing for an even share of the mill’s production. The MOU also details the provision for a shotgun buy-sell provision and the rights of both parties in the event of such an occurrence.

2.	First Supplement Indenture made as of the 14th day of February 2001 among the Company, Steen River and the Bank of New York, as trustee.

With the written consent of the holders of the majority of the Company’s 12-1/2% Senior Secured Notes due July 15, 2007, the Company, Steen River Forest Products Ltd. (“Steen River”) and The Bank of New York, as trustee, entered into a First Supplemental Indenture made as of the 14th day of February 2001 under which the terms of the Company’s Senior Secured Notes were amended to include the following:

(a)	to expressly permit the Company and Steen River to incur up to Cdn $52,000,000 of debt for the High Level OSB project under a credit agreement (the “High Level Credit Agreement”) with HSBC Capital (Canada) Inc. and B.C. Pacific Capital Corp., and any renewal and replacement of the same having a term until February 15, 2003;

(b)	to expressly permit the Company and Steen River to grant first charge security over the High Level OSB project to secure borrowings under the High Level Credit Agreements;

(c)	to expressly permit the Company to sell the issued shares of Steen River or the Company’s interest in the High Level OSB project and to require the application of proceeds in certain events to make an offer to purchase Senior Secured Notes at par plus accrued interest;

(d)	to restrict the Company from making capital expenditures in any fiscal year in excess of Cdn $21,000,000;

(e)	to permit the sale of the Clinton Operations to West Fraser Mills Ltd;

(f)	to require the Company and Steen River to grant second charge security over the High Level OSB project as security for the Senior Secured Notes.

5.	Second Supplement Indenture made as of the 20th day of December 2001, among the Company, Steen River and the Bank of Nova Scotia Trust Company of New York, as trustee.

With the written consent of the holders of the majority of the Company’s 12-1/2% Senior Secured Notes due July 15, 2007, the Company, Steen River and The Bank of Nova Scotia Trust Company of New York, as trustee, entered into a Second Supplemental Indenture made as of the 20th day of December 2001, under which the terms of the Company’s Senior Secured Notes were amended to include the following:

(a)	to expressly permit the Company to issue up to US$95,000,000 aggregate principal amount of notes;

(b)	to expressly exclude transactions with Grant pursuant to the buy/sell option and the right of first refusal from the Limitation on Transactions with Affiliates covenant;

(c)	to expand the definition of Grant to include any other party that becomes a party to the High Level project arrangements; and

(d)	to expressly permit the Company to incorporate certain subsidiaries and to designate them as Non-Guarantor Restricted Subsidiaries;

6.	Indenture made as of the 20th day of December 2001, among the Company, Steen River and the Bank of Nova Scotia Trust Company of New York, as trustee.

On December 20, 2001, the Company issued US$95,000,000 aggregate principal amount of 13.875% Senior Secured Notes due July 15, 2007, as unconditionally guaranteed by Steen River, in a private placement in the United States and outside the United States (the “Original Notes”), under an indenture dated as of December 20, 2001, among the Company, Steen River and the Bank of Nova Scotia Trust Company of New York, as trustee (the “Indenture”). The Indenture restricts the Company’s ability and the ability of certain of its subsidiaries to:

(a)	incur additional indebtedness and issue equity; make investments;

(b)	declare or pay dividends or make other distributions;

(c)	incur payment restrictions that other parties impose;

(d)	conduct transactions with affiliates;

(e)	make asset sales and use proceeds from permitted asset sales;

(f)	make capital expenditures;

(g)	incur liens;

•	consolidate or merge with or into, or transfer all or substantially all of the Company’s assets to another person;

•	use the net proceeds from the offering of the Original Notes; and

•	modify the terms of the relationship with the co-owner of the High Level OSB facility as expressed in the memorandum of agreement relating to the facility.

These covenants are subject to important qualifications and limitations. For more details, see the section “Description of the Notes — Covenants” contained in Amendment No. 2 to the Company’s registration statement on Form F-4 (file no. 333-83230) filed with the United States Securities and Exchange Commission on April 15, 2002.

7.	Exchange and Registration Rights Agreement made as of the 20th day of December 2001, among the Company, Steen River and Goldman, Sachs & Co.

Pursuant to an Exchange and Registration Rights Agreement dated December 20, 2001, among the Company, Steen River and Goldman, Sachs & Co., (the “Registration Rights Agreement”), the Company agreed that holders of the Original Notes would be entitled to exchange the Original Notes for registered notes (the “Exchange Notes”) with substantially identical terms. The Exchange Notes, when issued, will be governed by the Indenture. The Registration Rights Agreement provided that the Company would: (i) file a registration statement by February 19, 2002 regarding the exchange of the Original Notes for Exchange Notes; (ii) use its best efforts to have the registration statement declared effective by May 4, 2002; and (iii) complete the exchange offer within 45 days after the registration statement is declared effective.

D.     Exchange Controls

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian (other than a “WTO investor” as defined in the Investment Canada Act) would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company was $5,000,000 or more.

With regard to an investment in common shares of the Company by a WTO Investor, it would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company equals or exceeds a specified amount (the “Review Threshold”), which is revised every year. The Review Threshold is $218 million for investments completed in 2002 and is indexed as of the first of January every year.

A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for the purposes of the Investment Canada Act if he acquired a majority of the common shares of the Company. The acquisition of less than a majority but one-third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established the Company was not controlled in fact by the acquirer through the ownership of common shares.

Certain transactions in relation to the common shares of the Company would be exempt from the Investment Act, including:

•	an acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Canada Act; and

•	an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, though the ownership of voting interests, remains unchanged.

The Company’s ability to declare and pay dividends is significantly restricted by the covenants in the indentures governing its Senior Secured Notes and in the documentation relating to its credit facilities.

E.     Taxation

The following paragraphs set forth certain Canadian federal income tax considerations in connection with the purchase, ownership and disposition of the Senior Secured Notes. The discussion is restricted to non-residents of Canada who are residents of the United States and who hold such Senior Secured Notes as capital property. The tax considerations set forth below are based upon the provisions of the Income Tax Act (Canada), and on the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as well as regulations, rulings, judicial decisions and administrative and assessing practices now in effect in Canada, all of which are subject to change. This discussion does not take into account provincial or territorial laws of Canada, or laws of foreign jurisdictions.

The Company is not required to withhold tax from interest paid by it on Senior Secured Notes to any non-resident of Canada with whom it is dealing at arm’s length within the meaning of the Income Tax Act (Canada). Under such laws and administrative assessing practices, no other tax on income (including taxable capital gains) is payable in respect of the purchase, holding, redemption or disposition of the Senior

Secured Notes or the receipt of interest or any premium thereon by holders with whom the Company deals at arm’s length and who are not residents, and who are not deemed to be residents, of Canada in any taxation year in which they hold the Senior Secured Notes, and who do not use or hold, and are not deemed to use or hold, the Senior Secured Notes in connection with carrying on a business in Canada, except that in certain circumstances holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes.

The above description of Canadian income tax considerations is of a general nature only and should not be construed as advice to any particular holder of Senior Secured Note. Holders should consult with their Canadian tax advisers with respect to their particular tax position.

F.     Dividends and Paying Agents

Information not required for annual report.

G.     Statements by Experts

Information not required for annual report.

H.     Documents on Display

Any documents referred to in this annual report shall be available for review at the registered office of the Company located at 19th Floor, 885 West Georgia Street, Vancouver, B.C., Canada V6C 3H4. The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, files reports and other information with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, the Company is not required to publish financial statements as frequently or as promptly as United States companies. The Company’s reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices at Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2551. Copies of such material can also be obtained from the principal office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

I.     Subsidiary Information

This disclosure item is not applicable.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

A.     Quantitative Information About Market Risk

We do not invest in market risk sensitive instruments such as derivative financial instruments or derivative commodity instruments.

B.     Qualitative Information About Market Risk

We are exposed to changes in foreign currency exchange and are subject to price risk due to changes in the market value of OSB, lumber, veneer and plywood, such changes could adversely affect our future sales and carrying values relating to our finished goods.

Foreign Currency Rate Sensitivity

A significant portion of our products are sold in U.S. dollars. Most of our costs, other than interest payable on our senior secured notes, which is payable in U.S. dollars, will be payable in Canadian dollars and, therefore, our financial results are subject to foreign currency exchange rate fluctuations. A significant appreciation in the value of the Canadian dollar in terms of the U.S. dollar, while other factors remain constant, will cause a relative decline in our revenues and our cash flow will be diminished.

Given that the value of the Canadian dollar was US$0.6329 at December 31, 2002, we estimate that had the value of the Canadian dollar increased by US$0.01 to US$0.6329, the value of our US dollar denominated long-term debt as at December 31, 2002 would have decreased by approximately $7.0 million. We also estimate that had the value of the Canadian dollar increased by US$0.01, the annual interest payment amounts on our long-term debt as at December 31, 2002 would have decreased by approximately $0.9 million.

We are not currently a party to any forward foreign currency exchange contract, or other contract that could serve to hedge our exposure to fluctuations in the U.S./Canada dollar exchange rate.

Interest Rate Sensitivity

Our U.S. dollar long-term debt is not subject in the near term to interest rate fluctuations because the interest rate is fixed for the term of the debt.

Commodity Price Sensitivity

The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our financial performance is dependent on the selling prices of our OSB products, which have fluctuated significantly in the past. The markets for these products are highly cyclical and characterized by (1) periods of excess product supply due to industry capacity additions, increased production and other factors, and (2) periods of insufficient demand due to weak general economic conditions. Demand for our OSB products is primarily driven by the residential and commercial construction and repair and remodeling industries. These industries in turn are affected by real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions, all of which are beyond our control. In addition, an increased use of “just in time” inventory management in the forest products distribution chain has led to increased volatility due to uneven buying patterns and lower field inventories held in consuming markets. The prices of commodity sheathing OSB and plywood have historically been unpredictable. For example, during the past five years, monthly average prices for North Central OSB have ranged from a low of US$122 per msf (7/16 inches) to a high of US$351 per msf (7/16 inches). We are unable to predict market conditions and selling prices for our commodity sheathing OSB products, which may decline from current levels. The current economic downturn in North America has had an adverse affect on demand and prices for our commodity sheathing OSB products. Continued weakness in the market could reduce our revenues and profitability and could affect our ability to satisfy our obligations under our indebtedness.

ITEM 12. Description of Securities Other than Equity Securities

Information not required for annual report.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

A.     Indebtedness

There has been no material default in the payment of principal or interest on our outstanding indebtedness since the date of filing of our last annual report on Form 20-F.

B.     Preferred Shares

We currently have no preferred shares outstanding.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	1.	With the written consent of the holders of the majority of the Company’s 12 1/2 of Senior Secured Notes due July 15, 2007, the Company, Steen River and The Bank of New York, as trustee, entered into a First Supplemental Indenture made as of the 14th day of February 2001 under which the terms of the Company’s Senior Secured Notes were amended to include the following:

(a)	to expressly permit the Company and Steen River to incur up to Cdn $52,000,000 of debt for the High Level OSB project under a credit agreement (the “High Level Credit Agreement”) with HSBC Capital (Canada) Inc. and B.C. Pacific Capital Corp., and any renewal and replacement of the same having a term until February 15, 2003;

(b)	to expressly permit the Company and Steen River to grant first charge security over the High Level OSB project to secure borrowings under the High Level Credit Agreements;

(c)	to expressly permit the Company to sell the issued shares of Steen River or the Company’s interest in the High Level OSB project and to require the application of proceeds in certain events to make an offer to purchase Senior Secured Notes at par plus accrued interest;

(d)	to restrict the Company from making capital expenditures in any fiscal year in excess of Cdn $21,000,000;

(e)	to permit the sale of the Clinton operations to West Fraser Mills Ltd;

(f)	to require the Company and Steen River to grant second charge security over the High Level OSB project as security for the Senior Secured Notes.

With the written consent of the holders of the majority of the Company’s 12 1/2 % Senior Secured Notes due July 15, 2007, the Company, Steen River and The Bank of Nova Scotia Trust Company of New York, as trustee, entered into a Second Supplemental Indenture made as of the 20th day of December 2001, under which the terms of the Company’s Senior Secured Notes were amended to include the following:

(a)	to expressly permit the Company to issue up to US$95,000,000 aggregate principal amount of notes;

(b)	to expressly exclude transactions with Grant pursuant to the buy/sell option and the right of first refusal from the Limitation on Transactions with Affiliates covenant;

(c)	to expand the definition of Grant to include any other party that becomes a party to the High Level project arrangements; and

(d)	to expressly permit the Company to incorporate certain subsidiaries and to designate them as Non-Guarantor Restricted Subsidiaries.

B.	This disclosure item is not applicable.

C.	By agreement made as the 12th day of February 2001, the Company transferred to Steen River all of the right, title and interest of the Company in and to the High Level OSB project in exchange for an assumption of debt and the issuance of common shares in Steen River.

On April 24, 2001, the Company completed the sale of the Clinton operations to West Fraser Mills Ltd.

D.	This disclosure item is not applicable.

E.	This disclosure item is not applicable.

F.	This disclosure item is not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Company in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 20-F and have determined that such disclosure controls and procedures are effective.

Internal Controls

Since the most recent evaluation of the Company’s internal controls, there have not been any significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

The design of the Company’s system of controls and procedures is based, in part, upon assumptions about the likelihood of future events. There can be no assurance that the design of such system of controls and procedures will succeed in achieving its goals under all potential future conditions, regardless of how remote.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS; ACCOUNTANT FEES AND SERVICES

A.	Audit Committee Financial Expert

Information not required for annual reports for fiscal years ending prior to July 15, 2003.

B.	Code of Ethics

Information not required for annual reports for fiscal years ending prior to July 15, 2003.

C.	Principal Accountant Fees and Services

Information not required for annual reports for fiscal years ending prior to December 15, 2003.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements for the financial year ended December 31, 2002 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company have been prepared on the basis of accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States, except as set forth in “Selected Financial Data” and Note 21 to the Consolidated Financial Statements.

Page
Ainsworth Lumber Co. Ltd.	No.

Independent Auditors’ Report	F-1
Consolidated Balance Sheets as at December 31, 2002 and 2001	F-2
Consolidated Statements of Income and Retained Earnings (Deficit) for the years ended December 31, 2002, 2001, and 2000	F-3
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001, and 2000	F-4
Notes to the Consolidated Financial Statements	F-5 -- F-18

Page
Steen River Forest Products Ltd.	No.

Independent Auditors’ Report	F-19
Consolidated Balance Sheets as at December 31, 2002 and December 31, 2001	F-20
Consolidated Statements of Operations and Deficit for the years ended December 31, 2002 and the period from February 14, 2001 to December 31, 2001	F-21
Consolidated Statements of Cash Flows for the years ended December 31, 2002 and the period from February 14, 2001 to December 31, 2001	F-22
Notes to the Consolidated Financial Statements	F-23 -- F-26

ITEM 19. EXHIBITS

Exhibit Number	Title

†1.1	Articles of Incorporation of Ainsworth Lumber Co. Ltd.
†1.2	By-laws of Ainsworth Lumber Co. Ltd.
*2.1	First Supplemental Indenture made as of the 14th day of February 2001 among the Company, Steen River Forest Products Ltd. (“Steen River”) and the Bank of New York, as trustee.
*2.2	Security Agreement and Floating Charge dated February 12, 2001 between Steen River and the Trust Company of Bank of Montreal, as trustee (the “Security Trustee”).
*2.3	Security Pledge Agreement dated February 12, 2001 between the Company and the Security trustee.
*2.4	Assignment of Agreement dated February 12, 2001 between the Company and Steen River, as borrowers and the Security Trustee.
**2.5	Indenture dated December 20, 2001, among the Company, Steen River and the Bank of Nova Scotia Trust Company of New York.
**2.6	Exchange and Registration Rights Agreement dated December 20, 2001, among the Company, Steen River and Goldman, Sachs & Co.
*4.1	Loan Agreement dated February 12, 2001 between the Company and Steen River, as borrowers, and HSBC Capital (Canada) Inc. and B.C. Pacific Capital Corporation, as lenders.
***4.2	Memorandum of Agreement dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.
**4.3	Promissory Note in favor of Ainsworth Lumber Co. Ltd. from Snow Mtn. Contracting Ltd. in the amount of Cdn$554,216 dated February 13, 2002
**4.4	Promissory Note in favor of Ainsworth Lumber Co. Ltd. from 2468 Holdings Ltd. in the amount of US$259,195 dated February 12, 2002
**4.5	Management and Consulting Agreement between Ainsworth Lumber Co. Ltd. and 2468 Holding Ltd. dated April 25, 1999
†4.6	Pulpwood Agreement No. 16, dated April 26, 1990 and made between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd., as amended.
***4.7	Forest Licence A18700 dated March 24, 1998 and made between The Regional Manager, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd.
**4.8	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation
**4.9	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level
***4.10	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie
**4.11	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie
‡4.12	Asset Purchase Agreement with West Fraser Mills Ltd. dated February 8, 2001
±4.13	Inter-Creditor Agreement dated December 20, 2001, among the Company, Steen River, the Trust Company of Bank of Montreal and Computershare Trust Company of Canada
±4.14	Company Security Debenture dated December 20, 2001, between Ainsworth Lumber Co. Ltd. and Computershare Trust Company of Canada
±4.15	Guarantor Security Debenture dated December 20, 2001, between Steen River Forest Products Ltd. and Computershare Trust Company of Canada
±4.16	Securities Pledge Agreement dated December 20, 2001, between Ainsworth Lumber Co. Ltd. and Computershare Trust Company of Canada
±4.17	Assignment of Memorandum of Agreement dated December 20, 2001, among the Company, Steen River and Computershare Trust Company of Canada
±4.18	Assignment of Agreement dated February 12, 2001, as amended on December 20, 2001, among the Company, Steen River and the Trust Company of the Bank of Montreal
±±4.19	Executive Employment Agreement between Ainsworth Lumber Co. Ltd. and James Logan dated December 1, 2001
99.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Ainsworth Lumber Inc. on October 29, 1997 (No. 333-7346)

*	Incorporated by reference to Form 20-F dated June 8, 2001

**	Incorporated by reference to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. on February 19, 2002 (No. 333-83230)

***	Incorporated by reference to Form 20-F filed on May 19, 2000

‡	Incorporated by reference to Form 20-F filed on June 8, 2001

±	Incorporated by reference to Amendment No.1 to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. on March 29, 2002 (No. 333-83230)

±±	Incorporated by reference to Amendment No.2 to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. on April 15, 2002 (No. 333-83230)

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 16, 2002

AINSWORTH LUMBER CO. LTD

By:	/s/ JAMES LOGAN James Logan Senior Vice President and Chief Financial Officer

Certification of the President and Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Brian Ainsworth, certify that:

1.	I have reviewed this annual report on Form 20-F of Ainsworth Lumber Co. Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

	a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Brian Ainsworth
Brian Ainsworth Chief Executive Officer

I, Jim Logan, certify that:

1.	I have reviewed this annual report on 20-F of Ainsworth Lumber Co. Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

	a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ James Logan
James Logan Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Title

†1.1	Articles of Incorporation of Ainsworth Lumber Co. Ltd.
†1.2	By-laws of Ainsworth Lumber Co. Ltd.
*2.1	First Supplemental Indenture made as of the 14th day of February 2001 among the Company, Steen River Forest Products Ltd. (“Steen River”) and the Bank of New York, as trustee.
*2.2	Security Agreement and Floating Charge dated February 12, 2001 between Steen River and the Trust Company of Bank of Montreal, as trustee (the “Security Trustee”).
*2.3	Security Pledge Agreement dated February 12, 2001 between the Company and the Security trustee.
*2.4	Assignment of Agreement dated February 12, 2001 between the Company and Steen River, as borrowers and the Security Trustee.
**2.5	Indenture dated December 20, 2001, among the Company, Steen River and the Bank of Nova Scotia Trust Company of New York.
**2.6	Exchange and Registration Rights Agreement dated December 20, 2001, among the Company, Steen River and Goldman, Sachs & Co.
*4.1	Loan Agreement dated February 12, 2001 between the Company and Steen River, as borrowers, and HSBC Capital (Canada) Inc. and B.C. Pacific Capital Corporation, as lenders.
***4.2	Memorandum of Agreement dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.
**4.3	Promissory Note in favor of Ainsworth Lumber Co. Ltd. from Snow Mtn. Contracting Ltd. in the amount of Cdn$554,216 dated February 13, 2002
**4.4	Promissory Note in favor of Ainsworth Lumber Co. Ltd. from 2468 Holdings Ltd. in the amount of US$259,195 dated February 12, 2002
**4.5	Management and Consulting Agreement between Ainsworth Lumber Co. Ltd. and 2468 Holding Ltd. dated April 25, 1999
†4.6	Pulpwood Agreement No. 16, dated April 26, 1990 and made between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd., as amended.
***4.7	Forest Licence A18700 dated March 24, 1998 and made between The Regional Manager, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd.
**4.8	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation
**4.9	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level
***4.10	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie
**4.11	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie
‡4.12	Asset Purchase Agreement with West Fraser Mills Ltd. dated February 8, 2001
±4.13	Inter-Creditor Agreement dated December 20, 2001, among the Company, Steen River, the Trust Company of Bank of Montreal and Computershare Trust Company of Canada
±4.14	Company Security Debenture dated December 20, 2001, between Ainsworth Lumber Co. Ltd. and Computershare Trust Company of Canada
±4.15	Guarantor Security Debenture dated December 20, 2001, between Steen River Forest Products Ltd. and Computershare Trust Company of Canada
±4.16	Securities Pledge Agreement dated December 20, 2001, between Ainsworth Lumber Co. Ltd. and Computershare Trust Company of Canada
±4.17	Assignment of Memorandum of Agreement dated December 20, 2001, among the Company, Steen River and Computershare Trust Company of Canada
±4.18	Assignment of Agreement dated February 12, 2001, as amended on December 20, 2001, among the Company, Steen River and the Trust Company of the Bank of Montreal
±±4.19	Executive Employment Agreement between Ainsworth Lumber Co. Ltd. and James Logan dated December 1, 2001
99.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Ainsworth Lumber Inc. on October 29, 1997 (No. 333-7346)

*	Incorporated by reference to Form 20-F dated June 8, 2001

**	Incorporated by reference to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. on February 19, 2002 (No. 333-83230)

***	Incorporated by reference to Form 20-F filed on May 19, 2000

‡	Incorporated by reference to Form 20-F filed on June 8, 2001

±	Incorporated by reference to Amendment No.1 to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. on March 29, 2002 (No. 333-83230)

±±	Incorporated by reference to Amendment No.2 to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. on April 15, 2002 (No. 333-83230)

Independent Auditors’ Report

To the Shareholders of
Ainsworth Lumber Co. Ltd.

We have audited the consolidated balance sheets of Ainsworth Lumber Co. Ltd. as at December 31, 2001 and 2002 and the consolidated statements of operations and retained earnings and cash flows for each of the years ended December 31, 2000, 2001 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and December 31, 2002 and the results of its operations and its cash flows for the years ended December 31, 2000, 2001 and 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
February 17, 2003

AINSWORTH LUMBER CO. LTD.

Consolidated Balance Sheets
As at December 31
(Thousands of Canadian dollars)

	Note	2001	2002

ASSETS		(Reclassified -
		Note 13)
CURRENT ASSETS
Cash and cash equivalents	2	$86,962	$80,195
Accounts receivable, net of allowance for doubtful accounts of $646 (2001 - $75)		23,810	25,198
Inventories	3	45,466	50,906
Income taxes receivable		—	120
Prepaid expenses		1,000	2,655

		157,238	159,074
CAPITAL ASSETS	4	388,686	369,263
OTHER ASSETS	6	32,042	26,715

		$577,966	$555,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$14,723	$17,415
Accrued liabilities		36,812	36,954
Income taxes payable		2,252	—
Current portion of long-term debt	9	58	46

		53,845	54,415
REFORESTATION OBLIGATION	8	4,851	4,634
LONG-TERM DEBT	9	443,706	440,332
FUTURE INCOME TAXES	11	9,349	7,300

		511,751	506,681

COMMITMENTS AND CONTINGENCIES	14 and 16
SHAREHOLDERS’ EQUITY
CAPITAL STOCK	10	53,083	53,083
CONTRIBUTED SURPLUS	22	346	375
RETAINED EARNINGS (DEFICIT)		12,786	(5,087)

		66,215	48,371

		$577,966	$555,052

See accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Consolidated Statements of Operations and Retained Earnings (Deficit)
Years ended December 31
(Thousand of Canadian Dollars, except per share data)

	Note	2000	2001	2002

		(Reclassified -	(Reclassified -
		Note 13)	Note 13)
SALES		$350,182	$326,664	$356,055

COSTS AND EXPENSES
Costs of products sold		229,616	244,009	263,968
Selling and administration		26,294	22,698	21,908

		255,910	266,707	285,876

OPERATING EARNINGS BEFORE AMORTIZATION		94,272	59,957	70,179
AMORTIZATION OF CAPITAL ASSETS		27,431	30,377	31,960

OPERATING EARNINGS		66,841	29,580	38,219

FINANCE EXPENSE	11
Interest charges		(35,626)	(51,729)	(57,151)
Amortization Charges		(2,078)	(8,278)	(5,349)

		(37,704)	(60,007)	(62,500)
OTHER INCOME (EXPENSE)
Interest and other income		4,305	2,768	2,901
Write-down of capital assets		(1,000)	(3,306)	(1,044)

		(34,399)	(60,545)	(60,643)

INCOME (LOSS) BEFORE INCOME TAXES AND UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT		32,442	(30,965)	(22,424)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT		(10,197)	(17,401)	4,279

INCOME (LOSS) BEFORE INCOME TAXES		22,245	(48,366)	(18,145)
INCOME TAX EXPENSE (RECOVERY)	12	12,499	(18,715)	(272)

INCOME (LOSS) FROM CONTINUING OPERATIONS		9,746	(29,651)	(17,873)
(LOSS) GAIN FROM DISCONTINUED OPERATIONS	13	(14,375)	4,227	—

NET LOSS		(4,629)	(25,424)	(17,873)

RETAINED EARNINGS, BEGINNING OF YEAR AS REPORTED		42,987	38,493	13,132
ADJUSTMENT; CHANGE IN ACCOUNTING POLICY	22	(148)	(283)	(346)

RETAINED EARNINGS, BEGINNING OF YEAR, RESTATED		42,839	38,210	12,786

RETAINED EARNINGS (DEFICIT), END OF YEAR		$38,210	$12,786	$(5,087)

BASIC AND FULLY DILUTED LOSS PER SHARE
Income (loss) from continuing operations		$0.68	$(2.04)	$(1.23)
(Loss) gain from discontinued operations		(0.99)	0.29	—

Loss per share		$(0.31)	$(1.75)	$(1.23)

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING		14,544,800	14,544,800	14,544,800

See accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Consolidated Statements of Cash Flows
Years ended December 31
(Thousands of Canadian dollars)

		2000	2001	2002

		(Reclassified -	(Reclassified -
		Note 13)	Note 13)
	Note

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations		$9,746	$(29,651)	$(17,873)
Amounts not requiring an outlay of cash
Amortization of capital assets		27,431	30,377	31,960
Amortization of financing costs		1,359	1,385	2,567
Amortization of debt discount		719	721	854
Unrealized foreign exchange (gain) loss; long-term debt		10,197	17,401	(4,279)
Amortization of consent and commitment fees			6,172	1,929
Non-cash stock based compensation	22	135	64	29
Loss (gain) on disposal of capital assets		(2)	(26)	7
Write-down of capital assets		1,000	3,306	1,044
Write-off of security deposits on lease termination			—	980
Adjustment to deferred pension assets		853	(1,461)	9
Change in non-current reforestation obligation		1,501	624	(218)
Future income taxes		11,474	(19,976)	(2,049)
Change in non-cash operating working capital	19	43,563	(36,720)	(7,530)

Cash provided by (used in) operating activities		107,976	(27,784)	7,430
Cash provided by discontinued operations	13	10,084	4,812	—

		118,060	(22,972)	7,430

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets		(133,843)	(20,110)	(14,113)
Decrease (increase) in other assets		(3,024)	723	(161)
Proceeds on disposals of capital assets		167	201	38
Discontinued operations, additions to capital assets		(2,361)	(1,650)	—
Discontinued operations, proceeds on disposal		—	29,226	—

		(139,061)	8,390	(14,236)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of Senior Secured Notes		—	151,316	—
Financing costs		—	(7,007)	—
Consent and commitment fees		21,489	(14,164)	—
Decrease in bank indebtedness		—	(28,331)	—
Increase (decrease) in capital lease obligations		(488)	(270)	39

		21,001	101,544	39

NET CASH INFLOW (OUTFLOW)		—	86,962	(6,767)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		—	—	86,962

CASH AND CASH EQUIVALENTS, END OF YEAR		$—	$86,962	$80,195

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest (including commitment, bonus and loan fees) paid		$32,091	$58,316	$57,308

Income taxes paid		$1,253	$726	$1,891

See accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles (''Canadian GAAP’’) and reflect the following significant accounting policies. Management has made assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Canadian GAAP, in the case of the Company, differs in certain respects from accounting principles generally accepted in the United States (''U.S. GAAP’’) as explained in Note 21.

The significant accounting policies are:

(a) Basis of consolidation

These consolidated financial statements include the Company’s proportionate interest in a jointly controlled oriented strand board facility in High Level, Alberta (Note 5) that is held by a wholly-owned subsidiary company, Steen River Forest Products Ltd. (“Steen”). Steen exists for the sole purpose of holding that interest. Steen has no operating income as all of its operations are conducted on behalf of Ainsworth Lumber Co. Ltd. The Senior Secured Notes (Note 9) are secured in part by priority interests on all of the shares of Steen.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash balances with banks and short-term investments with original maturities of less than three months.

(c) Inventories

Logs, lumber and panel products are valued at the lower of average cost and net realizable value. Materials and supplies are valued at cost.

(d) Property, plant and equipment

Property, plant and equipment are stated at cost, including capitalized debt financing costs, interest incurred for major projects during the period of construction, and start-up costs. The cost of renewals and betterments that extend the useful life of the property, plant and equipment is also capitalized. The cost of repairs and replacements is charged to expense as incurred. Oriented strand board facilities are amortized on the units-of-production method based on the estimated useful life of the assets at normal production levels over 15 years. Other panel product mills, the lumber remanufacturing plant and other assets are amortized on the declining balance basis at annual rates based on the estimated useful lives of the assets as follows:

Asset	Rate

Buildings	5%
Machinery and equipment	12%-20%
Office equipment	15%

The Company reviews the carrying values of its capital assets on a regular basis, by reference to estimated future operating results and undiscounted net cash flows. If the carrying value of these assets exceeds estimated net recoverable amounts, a provision for impairment will be made for an other than temporary decline in value.

(e) Timber and logging roads

Timber rights and logging roads are stated at cost and are amortized on the basis of the volume of timber cut.

(f) Financing and debt discount costs

Costs relating to long-term debt are amortized on the straight-line basis over the term of the related debt.

(g) Reforestation obligation

Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut.

(h) Foreign currency translation

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

Transactions denominated in U.S. dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the year-end exchange rate. Exchange gains and losses, including unrealized foreign exchange gains and loss on long-term debt, are included in earnings.

(i) Earnings per share

Earnings per share have been calculated on the weighted average number of voting common shares outstanding during the periods.

(j) Income taxes

Future income taxes reflect the tax effect, using substantively enacted tax rates, of differences between the book and tax bases of assets and liabilities and the anticipated benefit of losses carried forward for income tax purposes.

(k) Revenue recognition

Revenue, net of shipping costs, is recognized upon shipment at agreed prices to credit-approved customers, consistent with common forest industry terms of trade.

(l) Employee participation share plan

The Company has an employee participation share plan which is described in Note 10. The determination of compensatory adjustments measures the difference between market value of the Company’s Common Shares at the reporting date compared to the market value as at the dates of issue of Class B shares and options on the Common Shares. To the extent that these differences are positive, notional compensatory amounts are measured and amortized over five years, the vesting period. Any consideration paid by employees on purchase of stock is credited to share capital.

(m) Pension costs

Pension costs are charged to income as they accrue. In determining pension expense, the unrecognized pension surplus or liability, adjustments arising from changes in actuarial assumptions, and experience gains and losses are being amortized on a straight-line basis over the expected average remaining service life of the employee group. The assets of the pension plans are valued at market values.

(n) Use of Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(o) Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation (Note 13).

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised as follows:

	2001	2002

Cash	$62,959	$29,975
Short-term investments	24,003	50,220

	$86,962	$80,195

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

3. INVENTORIES

	2001	2002

Logs	$16,762	$19,777
Panel products	13,518	13,312
Materials and supplies	13,892	16,451
Lumber	1,294	1,366

	$45,466	$50,906

4. CAPITAL ASSETS

	2001		2002

	Net Book		Accumulated	Net Book
	Value	Cost	Depreciation	Value

Property, plant and equipment
Panel product mills	$340,910	$500,437	$175,565	$324,872
Land	1,891	1,964	—	1,964
Other	2,456	10,401	7,751	2,650
Construction in progress	16,504	13,201	—	13,201

	361,761	526,003	183,316	342,687

Timber and logging roads
Timber rights and development costs	11,780	18,495	6,722	11,773
Logging roads	15,145	21,375	6,572	14,803

	26,925	39,870	13,294	26,576

	$388,686	$565,873	$196,610	$369,263

Note 13 describes the portion of capital assets relating to discontinued operations. Included in construction in progress at December 31, 2002 is $12,300,000 relating to the expansion of the Grande Prairie operations, the completion of which has been delayed.

Amortization expense for the year	2000	2001	2002

Property, plant and equipment	$24,530	$27,832	$29,560
Timber and logging roads	2,901	2,545	2,400

	$27,431	$30,377	$31,960

5. THE HIGH LEVEL PROJECT

The Company has jointly developed an oriented strand board facility in High Level, Alberta. The Company’s proportionate (50%) share of major assets including plant and equipment is held by a bare trustee corporation, on behalf of the Company, together with the 50% interest of a third party in such assets.

The Company and the third party also jointly control a company that is responsible for log harvesting and oriented strand board production. The Company reflects its investment in the High Level project as an interest in jointly controlled operations.

The following is a summary of the Company’s proportionate interest in the financial position and cash flow of the High Level Project:

	2001	2002

ASSETS
Receivables	$1,208	$1,343
Inventories	6,604	5,493
Prepaid expenses	102	298

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

5. THE HIGH LEVEL PROJECT (Continued)

	2001	2002

Capital assets	131,030	128,938
CURRENT LIABILITIES
Excess of cheques issued over cash in bank	2,100	1,470
Accrued liabilities and accounts payable	2,927	4,800
CASH FLOWS Cash provided by (applied to) operating activities	(20,897)	3,992
Cash used for investing activities	11,755	3,354

Operating results to March 31, 2001 were capitalized as start-up costs pursuant to the Company’s accounting policies.

By agreement between the Company and its co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, the Company may pay such amounts and recover them from the co-venturer’s share of production. The co-venturer’s share of accounts payable and accrued liabilities amounted to $4,450,000 as at December 31, 2002 and $2,577,000 as at December 31, 2001.

6. OTHER ASSETS

	2001	2002

Advances and deposits	$5,429	$3,787
Deferred pension assets (Note 15)	4,968	4,959
Unamortized financing costs	21,645	17,969

	$32,042	$26,715

7. BANK LOAN FACILITIES

As at December 31, 2002, the Company has outstanding letters of credit of $4,548,500 (2001 — $2,430,000) to support the Company’s ongoing business operations.

8. REFORESTATION OBLIGATION

	2001	2002

Balance at beginning of year	$5,148	$5,771
Expense for the year	1,919	1,256

	7,067	7,027
Paid during the year	1,296	1,348

Balance at end of year	$5,771	$5,679

Current, included in accrued liabilities	$920	$1,045
Long-term	4,851	4,634

	$5,771	$5,679

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

9. LONG-TERM DEBT

	2001	2002

U.S.$186,500,000 Senior Secured Notes due July 15, 2007 With interest payable semi-annually at 12.5% per annum	$297,057	$294,222
U.S.$95,000,000 Senior Secured Notes due July 15, 2007 With interest payable quarterly at 13.875% per annum	151,316	149,872
Capital lease obligations	58	97

	448,431	444,191
Unamortized deferred debt discount	(4,667)	(3,813)

	443,764	440,378
Current portion	(58)	(46)

	$443,706	$440,332

The U.S.$186,500,000 Senior Secured Notes are secured by a first priority fixed charge on the Company’s 100 Mile House and Grande Prairie mills and a second priority floating charge on the Company’s other properties and assets. The U.S.$95,000,000 Senior Secured Notes are secured by a first priority pledge of shares of Steen (Note 1(a)) and a first priority security interest in the Company’s Savona and Lillooet mills and the Company’s current assets. The indentures governing the Senior Secured Notes contain certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness and pay cash dividends. $10,000,000 of the proceeds from the U.S.$95,000,000 Senior Secured Notes offering were restricted to create the High Level Qualified Account which is used as an imprest fund for the Company’s participation in the High Level project.

10. CAPITAL STOCK

			Class B
Issued Share Capital	Common Shares		Common Shares
					Total
	Shares	Amount	Shares	Amount	Amount

Balance at December 31, 2000 2001 and 2002	14,544,800	$53,016	447,500	$67	$53,083

(a)	The Company’s authorized share capital is as follows:

(i)	100,000,000 common shares without par value

(ii)	1,500,000 Class B non-voting common shares without par value, of which 717,500 have been designated for an employee participation share plan. The designated Class B common shares are convertible into the number of common shares equivalent to the ratio of a) the greater of future appreciation in market value of the common shares from the date the directors resolve to issue the Class B shares and the issue price of the Class B shares, divided by b) the market value of the common shares when the conversion and completion of vesting occurs on the fifth anniversary. Vesting occurs equally upon the third, fourth and fifth anniversaries; and

(iii)	100,000,000 preferred shares without par value, of which 300,000 have been designated Series 1 and 4,000,000 have been designated Series 2. The Series 1 preferred shares are non-voting, redeemable at the issue price of $10 and are entitled to a 6% non-cumulative dividend. The Series 2 preferred shares are non-voting with a cumulative dividend rate equal to 72% of bank prime rate and are redeemable by the Company at any time or retractable by the holder any time after five years from the date of issue.

F- 9

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

10. CAPITAL STOCK (Continued)

(b) Employee Participation Share Plan as at December 31, 2002

	Common Share
			Number	Class B
	Conversion	Issue	of Shares	Shares	Total
Date Issued	Base Price	Price	Vested	Issued	Consideration

December 18, 1996	$6.00	$0.15	120,000	120,000	$18
August 11, 1998	3.20	0.15	105,000	157,500	24
June 25, 1999	3.00	0.15	56,667	170,000	25

			281,667	447,500	$67

The market value per common share at December 31, 2002 was $3.50.

In 2001, the holders of the Class B common shares issued on December 18, 1996 became entitled under the Employee Participation Share Plan to receive common shares in exchange for those Class B common shares. On January 16, 2003 the Company issued 3,162 common shares at a deemed issue price of $4.99 per common share, in exchange for the Class B Common shares issued on December 18, 1996. The Company then cancelled the Class B Common shares issued pursuant to the plan.

11. FINANCE EXPENSE

	2000	2001	2002

Current debt	$1,050	$17,362	$276
Long-term debt	36,654	42,645	62,224

	$37,704	$60,007	$62,500

Finance expense on long-term debt includes the amortization of deferred financing costs and amortization of deferred debt discounts as follows: $2,566,750 and $853,692, respectively, for the year ended December 31, 2002; $1,384,502 and $791,454, respectively, for the year ended December 31, 2001; and $1,359,308 and $719,082, respectively, for the year ended December 31, 2000.

Finance expense is net of interest capitalized by the Company. The Company capitalized $Nil for the years ended December 31, 2002 and 2001 and $1,480,731 for the year ended December 31, 2000.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

12. INCOME TAXES

The adjusted income (loss) for purposes of providing for income taxes is:

	2000	2001	2002

	(Reclassified -	(Reclassified -
	Note 13)	Note 13)
Income (loss) from continuing operations
Before income taxes	$22,245	$(48,366)	$(18,145)
Non-deductible items	1,284	9,775	13,532

Adjusted (loss) income	$23,529	$(38,591)	$(4,613)

A reconciliation of the statutory tax rate to the effective tax rate on adjusted income (loss) is as follows:

	2000	%	2001	%	2002	%

	(Reclassified -		(Reclassified -
	Note 13)		Note 13)
Federal income tax, net	$5,200	22.1	$(8,529)	(22.1)	$(1,019)	(22.1)
Provincial taxes, net	3,765	16.0	(6,020)	(15.6)	(720)	(15.6)

Tax expense (recovery)	8,965	38.1	(14,549)	(37.7)	(1,739)	(37.7)
Large corporation tax	1,025	4.4	1,261	3.2	1,777	38.5
Prospective effect of change of enacted rates	—	—	(3,093)	(7.9)	—	—
Other	2,509	10.6	(2,334)	(6.0)	(310)	(6.7)

Tax expense (recovery)	$12,499	53.1	$(18,715)	(48.4)	$(272)	(5.9)

Comprised of:
Current taxes	$1,025		$1,261		$1,777
Future income taxes	11,474		(19,976)		(2,049)

	$12,499		$(18,715)		$(272)

Temporary timing differences and tax loss carryforwards which give rise to the net future income tax liability are as follows:

	2001	2002

Future tax liability, net Temporary timing differences
Depreciable capital assets	$25,751	$31,617
Deferred pension costs	1,873	1,766
Financing costs	(7,143)	(12,181)
Accruals not currently deductible	(2,176)	(2,364)
Other	643	(385)
Tax loss carryforwards	(9,599)	(11,153)

Future income tax liability	$9,349	$7,300

Non-capital losses carried forward for income tax purposes of $25,851,651 will expire in 2005 if they are not otherwise utilized. Capital losses of $10,530,000 can be carried forward indefinitely to be applied against future capital gains.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

12. INCOME TAXES (Continued)

The Company has an unclaimed special investment tax credit in respect of its investment in the Grande Prairie wood processing facilities. Any future credit realized against federal taxes otherwise payable will be treated as a reduction in the capital cost of the Grande Prairie assets.

13. DISCONTINUED OPERATIONS

On April 24, 2001, the Company completed the sale of its Chasm lumber operations to West Fraser Mills Ltd.

In 2001, the Company’s Abbotsford lumber operation was included in discontinued operations reflecting a decision made concurrent with the decision to sell the Chasm operations. Subsequent to December 31, 2001, the Company ceased efforts to sell the Abbotsford operation. This decision reflected the Company’s improved financial position and changes in other circumstances. As a result of this decision, the Abbotsford portion of amounts previously reported as discontinued operations amounts have been reclassified to continuing operations without effect on net earnings. Abbotsford net earnings were $654,000 for the year ended December 31, 2002, $396,000 for the year ended December 31, 2001 and $3,000 for the year ended December 31, 2000. In addition, 2001 comparative Abbotsford balance sheet amounts have been reclassified to continuing operations balances as follows; current assets of $2,613,000, capital assets of $858,000 and current liabilities of $1,616,000.

Results of discontinued operations, including an allocation of applicable indirect expenses, are as follows:

	2000	2001	2002

Sales	$52,478	$15,402	$—
Operating expenses	53,654	12,730	—
Depreciation and amortization	5,820	—	—

Operating (loss) income	(6,996)	2,672	—

Administration expenses	(704)	(123)	—
Income tax recovery (expense)	3,003	(908)	—

Net (loss) income	(4,697)	1,641	—
(Loss) gain on disposition, net of related taxes of $Nil (2001 - $1,430; 2000 - $6,091)	(9,678)	2,586	—

Net (loss) gain from discontinued operations	$(14,375)	$4,227	$—

Cash provided by discontinued operations:

	2000	2001	2002

Net (loss) income from discontinued operations	$(14,375)	$4,227	$—
Items not requiring an outlay of cash
Amortization of capital assets	5,820	—	—
Loss (gain) on disposal of assets	15,610	(4,015)	—
Reforestation obligation	95	877	—
Future income taxes	(8,935)	2,338	—

Cash provided by (used in) continuing operations	(1,785)	3,427	—
Change in non-cash operating working capital	11,869	1,385	—

Cash provided by discontinued operations	$10,084	$4,812	$—

In addition to cash proceeds of $29,226,000 for discontinued operations disclosed in the consolidated statement of cash flows, long-term reforestation obligations of $9,200,000 were assumed by the purchaser without cash effect.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

14. LEASE COMMITMENTS

The Company is committed to capital and operating lease payments in respect of premises and equipment as follows:

	Capital	Operating
	Leases	Leases

2003	$40	$1,885
2004	35	1,274
2005	34	675
2006	—	382
2007	—	255

Total minimum lease payments	109	$4,471

Imputed interest at a weighted average of 6.2%	12

Capital lease obligations	$97

Rent expense was $5,326,000, $5,125,000 and $5,627,000 for 2000, 2001 and 2002, respectively.

15. PENSION PLANS

The Company maintains a defined benefit pension plan for certain salaried and certain hourly employees.

The Company also participates in a multi-employer pension plan for hourly employees who are subject to a collective bargaining agreement, sponsors a Group Registered Retirement Savings Plan (RRSP) at one of its operations, and contributes to a defined contribution pension plan at the High Level plant. Contributions to these plans are reflected as part of pension expense.

As discussed in Note 13, the Company has disposed of its Chasm operations. Related pension obligations and a comparable amount of pension assets have been transferred to new plans as part of the sale.

Pension expense includes multi-employer and Group RRSP contributions of $1,495,000 for 2000, $2,347,000 for 2001 and $1,155,000 for 2002.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

15. PENSION PLANS (Continued)

Information about the Company’s defined benefit pension plan is as follows:

	2000	2001	2002

PLAN ASSETS
Fair value at beginning of year	$40,643	$41,588	$27,718
Return on plan assets	3,190	2,687	1,923
Employer contributions	3	1,392	1,701
Transfer of assets due to settlement, sale of Chasm operations	—	(9,716)	—
Benefits paid	(1,551)	(3,047)	(2,185)
Experience (loss) gain	(697)	(5,186)	(3,356)

Fair value at end of year	41,588	27,718	25,801

ACCRUED BENEFIT OBLIGATION
Balance at beginning of year	31,902	38,553	28,934
Current service cost	1,963	1,612	1,419
Interest cost	2,316	2,219	2,048
Benefits paid	(1,551)	(3,047)	(2,185)
Experience loss	3,923	—	—
Plan improvement cost	—	—	544
Liabilities released due to settlement, sale of Chasm operations	—	(10,403)	—

Balance at end of year	38,553	28,934	30,760

NET SURPLUS (DEFICIENCY), END OF YEAR	$3,035	$(1,216)	$(4,959)

NET SURPLUS (DEFICIENCY) IS COMPRISED OF:
Deferred Pension Fund Asset
Balance at beginning of year	$5,027	$4,173	$4,968
Contributions for the year	3	1,392	1,701
Expense for the year	(857)	(597)	(1,710)

Balance at end of year	4,173	4,968	4,959
Plan improvement cost	—	—	(544)
Unamortized surplus
Unamortized net actuarial (loss) gain	(4,620)	(8,599)	(11,619)
Unamortized transitional asset	3,482	2,415	2,245

Total	$3,035	$(1,216)	$(4,959)

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

15. PENSION PLANS (Continued)

ASSUMPTIONS

The significant weighted-average actuarial assumptions adopted in measuring the Company’s accrued benefit obligations as at December 31 included the following:

	2000	2001	2002

Discount rate	7.0%	7.0%	7.0%
Expected long-term rate of return on plan assets	8.0%	8.0%	7.0%
Rate of compensation increase	4.5%	4.5%	4.5%

16. CONTINGENCIES

Consistent with the nature of its business, the Company is involved in various legal actions. In the opinion of management, any resulting liability would not have a material adverse effect on the Company’s financial position.

17. RELATED PARTY TRANSACTIONS

The Company had transactions with companies owned by or related to its officers and directors as follows:

	2000	2001	2002

Rental charges for mobile forestry and Transportation equipment at normal commercial Terms and prices	$132	$100	$120
Amounts due from companies with directors in Common included in accounts receivable	2	—	—
Acquisition of capital assets	—	—	22
Amounts due from officers and companies with Directors in common included in other assets	907	967	466
Amounts due to companies with directors in Common included in accounts payable	12	—	2

The Company’s co-venturer in the High Level project (Note 5) is a significant shareholder of the Company.

18. SEGMENTED INFORMATION

Following discontinuance of the Chasm lumber operations, the Company operates in one business segment, manufacturing wood panel products.

All capital assets are located in Canada.

	2000	2001	2002

Geographic sales information:
Canada	$58,683	$49,271	$69,078
U.S.A.	237,656	227,462	246,928
Europe	10,178	11,258	6,855
Japan and Other Asia	43,665	38,673	33,194

	$350,182	$326,664	$356,055

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

19. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2000	2001	2002

Accounts receivable	$(8,147)	$1,221	$(1,388)
Inventories	15,214	7,400	(5,440)
Prepaid expenses	(450)	322	(1,655)
Accounts payable and accrued liabilities	37,120	(47,343)	3,325
Income taxes payable	(174)	1,680	(2,372)

Total	$43,563	$(36,720)	$(7,530)

20. FINANCIAL INSTRUMENTS

(a)	Financial and credit risk

The financial risk is the risk that the value of the Company’s financial instruments will vary due to fluctuations in interest rates and foreign exchange rates, and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest and foreign currency risk.

The Company does not have a significant exposure to any individual customer or counterparty. Concentrations of credit risk on trade accounts receivable are with customers in the forestry industry which are located in Canada and the United States.

(b)	Fair values

The fair value of the Company’s accounts receivable, bank indebtedness, accounts payable and accrued liabilities is estimated to approximate their carrying value due to the immediate or short term maturity of these financial instruments.

The fair value of the long-term debt is estimated using present value techniques and assumptions concerning the amount and timing of expected future cash flows and discount rates which reflect the level of risk for the instrument. The estimated fair value may differ from the amount which could be realized in an immediate settlement of the instruments.

The carrying value and fair value of the long term debt are as follows:

	2001		2002

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

LONG-TERM DEBT
Senior notes	$448,373	$442,488	$444,094	$465,333
Capital leases	58	58	97	97

	$448,431	$442,546	$444,191	$465,430

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

21. U.S. GAAP RECONCILIATION

As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

(a)	Adjustments to assets, liabilities and shareholders’ equity

	2001	2002

Total assets in accordance with Canadian GAAP	$577,966	$555,052
Write-off of capitalized start-up costs (1)	(11,739)	(10,380)

Total assets in accordance with U.S. GAAP	$566,227	$544,672

Total liabilities in accordance with Canadian GAAP	$511,751	$506,681
Future income taxes relating to:
Write-off of capitalized start-up costs (1)	(4,185)	(3,700)

Total liabilities in accordance with U.S. GAAP	$507,566	$502,981

Total shareholders’ equity in accordance with Canadian GAAP	$66,215	$48,371
Change in retained earnings relating to:
Write-off of capitalized start-up costs (1)	(7,554)	(6,680)

Total shareholders’ equity in accordance with U.S. GAAP	$58,661	$41,691

(b)	Adjustments to earnings

	2000	2001	2002

Net loss in accordance with Canadian GAAP	$(4,629)	$(25,424)	$(17,873)
Reversal of amortization of capitalized start-up costs, net of future income taxes (1)	(3,338)	(410)	874
Net loss in accordance with U.S. GAAP	$(7,967)	$(25,834)	$(16,999)

	2000	2001	2002

Basic and diluted loss per share in accordance with U.S. GAAP	$(0.55)	$(1.78)	$(1.17)

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(c)	Discontinued Operations

The loss from discontinued operations (Note 13) would not change if U.S. GAAP was applied. All adjustments in (a) and (b) above relate to continuing operations.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

21. U.S. GAAP RECONCILIATION (Continued)

(d)	Other Information Regarding U.S. GAAP

(i)	Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 does not currently apply to the Company as there are no items of other comprehensive income in any period presented.

(ii)	SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, issued under U.S. GAAP and effective in 2001, establishes accounting standards for derivatives, and requires the reporting of derivative instruments information in annual and interim reports to shareholders. SFAS No. 133 does not have an impact on the Company’s financial statements.

(iii)	In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the Company has provided (Note 5) summary information regarding use of the proportionate consolidation method.

(iv)	In June 2001, the Financial Accounting Standards Board (“FASB”) introduced SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. These standards require all future business combinations to be accounted for using the purchase method of accounting. Goodwill will no longer be amortized but instead will be subject to impairment tests at least annually. The Company was required to adopt SFAS No. 141 on a prospective basis as of July 2001, SFAS No. 142 in January 2002. SFAS No. 141 and 142 does not have an impact on the Company’s financial statements.

(v)	In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. The Company adopted SFAS No. 144 in the first quarter of 2002 on a prospective basis and does not have significant impact on the Company’s financial statements.

(vi)	Under U.S. GAAP, the Company would disclose shipping costs as part of costs of products as a component of cost of sales, rather than netted against revenue as per the Company’s existing accounting policy. If the Company had reported shipping costs as costs of products, revenue would have increased by $50,845,000, $62,000,000, and $65,625,000, with a corresponding increase in costs of products sold in 2000, 2001, and 2002 respectively.

(vii)	In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. SFAS No. 145 does not have a material impact on the Company’s financial statements.

(viii)	In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002 the Company does not expect the adoption of this statement to have a material impact on the Company’s financial statements.

22.	CHANGE IN ACCOUNTING POLICY

During 2001, the CICA approved introduction of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. As a result, effective January 1, 2002, the Company reported compensatory portions of the Company’s employee participation share plan; a variable stock compensation program.

The determination of compensatory adjustments measures the difference between market value of the Company’s Common Shares at the reporting date compared to the market value as at the dates of issue of Class B shares and options on the Common Shares. To the extent that these differences are positive, notional compensatory amounts are measured and amortized over five years, the vesting period.

As a result of this change, opening retained earnings, as at January 1, 2002 have been reduced by $346,000 and the net loss for the year ended December 31, 2002 has been increased by $29,000. Both impacts have been offset by corresponding adjustments to contributed surplus, with no overall impact to shareholders’ equity.

Independent Auditors’ Report

To the Shareholder of
Steen River Forest Products Ltd.

We have audited the consolidated balance sheets of Steen River Forest Products Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the period from February 14, 2001 to December 31, 2001 and the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the period from February 14, 2001 to December 31, 2001 and for the year ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
February 17, 2003

STEEN RIVER FOREST PRODUCTS LTD.

Consolidated Balance Sheets
As at December 31
(Thousands of Canadian Dollars)

	2001	2002

ASSETS
CURRENT
Accounts receivable	$—	$1,205
Inventories (Note 3)	4,163	5,521
Prepaid expenses	102	298

TOTAL CURRENT ASSETS	4,265	7,024
OTHER ASSETS	—	218
CAPITAL ASSETS (Note 4)	131,030	128,938

TOTAL ASSETS	$135,295	$136,180

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT
Bank indebtedness (Note 6)	$2,100	$1,470
Accounts payable	2,577	4,450
Accrued taxes	350	350

TOTAL CURRENT LIABILITIES	5,027	6,270
FUTURE INCOME TAXES (Note 7)	993	993
DUE TO PARENT COMPANY (Note 8)	31,069	31,061

TOTAL LIABILITIES	37,089	38,324

COMMITMENTS AND CONTINGENCIES (Note 9)
SHAREHOLDER’S EQUITY
CAPITAL STOCK
Authorized
Unlimited common shares without par value
Issued (Note 1)
1,000 shares	96,761	96,761
CONTRIBUTED SURPLUS	1,795	1,795
DEFICIT	(350)	(700)

TOTAL SHAREHOLDER’S EQUITY	98,206	97,856

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$135,295	$136,180

See accompanying Notes to the Consolidated Financial Statements.

STEEN RIVER FOREST PRODUCTS LTD.

Consolidated Statements of Operations and Deficit
(Thousands of Canadian Dollars)

	Period from
	February 14,
	2001 to	Year ended
	December 31,	December 31,
	2001	2002

TRANSFER OF PRODUCTION AND FINANCE COSTS TO PARENT COMPANY, at cost	$45,164	$46,766

DIRECT COSTS OF PRODUCTION
Cost of logs	10,173	14,175
Labour, material and overhead	22,991	27,362
Amortization	3,324	5,229
FINANCE EXPENSE (Note 8)	8,676	—

	45,164	46,766

INCOME BEFORE INCOME TAXES	—	—
INCOME TAXES
Large corporations tax	350	350

NET LOSS	(350)	(350)
DEFICIT, BEGINNING OF PERIOD	—	(350)

DEFICIT, END OF PERIOD	$(350)	$(700)

See accompanying Notes to the Consolidated Financial Statements.

STEEN RIVER FOREST PRODUCTS LTD.

Consolidated Statements of Cash Flows
(Thousands of Canadian Dollars)

	Period from
	February 14,
	2001 to	Year ended
	December 31,	December 31,
	2001	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(350)	$(350)
Amounts not requiring an outlay of cash
Amortization of capital assets	3,324	5,229

	2,974	4,879
Change in non-cash operating working capital (Note 10)	(23,871)	(886)

Net cash (applied to) provided by operating activities	(20,897)	3,993

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in other assets	—	(218)
Additions of capital assets	(11,755)	(3,137)

Net cash applied to investing activities	(11,755)	(3,355)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	2,100	(630)
Repayment of bridge financing	(34,020)	—
Advances from (to) parent company	31,069	(8)

Net cash (applied to) financing activities	(851)	(638)

NET CASH OUTFLOW	(33,503)	—
CASH, BEGINNING OF PERIOD	33,503	—

CASH, END OF PERIOD	$—	$—

See accompanying Notes to the Consolidated Financial Statements.

STEEN RIVER FOREST PRODUCTS LTD.

Notes to the Consolidated Financial Statements
December 31, 2001 and 2003
(Thousands of Canadian dollars, unless otherwise indicated)

1. INCORPORATION AND OPERATING MANDATE

Steen River Forest Products Ltd. (the “Company”) was incorporated in Alberta on February 8, 2001 as a wholly-owned subsidiary of Ainsworth Lumber Co. Ltd. (“Ainsworth” or “parent company”). By February 14, 2001, Ainsworth had transferred its interest in the High Level Project (Note 5) to the Company coincident with assumption of liabilities from and issue of common shares to Ainsworth. Substantially all of the activities of the Company are carried out through the High Level Project. Under terms of its agreements with Ainsworth and its creditors, the Company’s operations are restricted to its interest in the High Level Project and it provides all of its share of High Level oriented strand board production to Ainsworth at cost. It is not anticipated that the Company will create significant retained earnings or deficit.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reflect the following significant accounting policies. Management has made assumptions and estimates that affect the reported amounts and other disclosures in these financial statements. Actual results may differ from those estimates.

Canadian GAAP, in the case of the Company, does not differ from accounting principles generally accepted in the United States (“U.S. GAAP”) as explained in Note 13.

The significant policies are:

(a) Basis of consolidation

These consolidated financial statements include the Company’s 50% proportionate interest in a jointly controlled oriented strand board facility in High Level, Alberta (Note 5).

(b) Inventories

Logs are valued at the lower of average cost and net realizable value. Materials and supplies are valued at cost.

(c) Property, plant and equipment

Property, plant and equipment are stated at cost, including capitalized debt financing costs and interest incurred for major projects during the period of construction. The cost of renewals and betterments that extend the useful life of the property, plant and equipment is also capitalized. The cost of repairs and replacements is charged to expense as incurred. Oriented strand board facilities are amortized on the units-of-production method based on the estimated useful life of the assets at normal production levels over 15 years.

The Company reviews the carrying values of its capital assets on a regular basis, by reference to estimated future operating results and undiscounted net cash flows. If the carrying value of these assets exceeds estimated net recoverable amounts, a provision for impairment will be made for the other than temporary decline in value.

(d) Revenue recognition

Transfer of production is recognized when the risks and rewards pass to the purchaser, which occurs upon completion of production.

(e) Pension costs

The Company makes contributions to a defined contribution pension plan at the High Level plant. Contributions to this plan are reflected as expenses (Note 12).

(f) Income taxes

Other than Canadian large corporation tax, which is calculated from a basis other than net income, the Company, because of the unique nature of its business (Note 1), generates no profit or loss upon which to base income taxes.

3. INVENTORIES

	December 31,	December 31,
	2001	2002

Logs	$3,432	$3,183
Materials and supplies	731	2,338

	$4,163	$5,521

STEEN RIVER FOREST PRODUCTS LTD.

Notes to the Consolidated Financial Statements
December 31, 2001 and 2003
(Thousands of Canadian dollars, unless otherwise indicated)

4. CAPITAL ASSETS

	December 31,		December 31,
	2001		2002
	Net Book		Accumulated	Net Book
	Value	Cost	Amortization	Value

Property, plant and equipment Panel product mill
Panel product mill	$131,030	$137,491	$8,553	$128,938

5. THE HIGH LEVEL PROJECT

The Company jointly operates an oriented strand board facility in High Level, Alberta. The Company’s proportionate (50%) share of major assets including property, plant and equipment is held by a bare trustee corporation, on behalf of the Company, together with the interest of a third party.

By agreement between the Company and its co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, the Company may pay such amounts and recover them from the co-venturer’s share of production. The co-venturer’s share of accounts payable and accrued liabilities as at December 31, 2002 is $4,450,000 (2001 - $2,577,000).

6. BANK INDEBTEDNESS

The High Level Project does not have autonomous bank credit arrangements. Bank indebtedness reflects the Company proportionate interest in the excess of cheques issued for ongoing operational items over cash in bank. All funding of High Level operations is provided by the co-venturers, facilitated by a bank by way of demand draws against each co-venturers’ independent sources of cash.

7. FUTURE INCOME TAXES

Future income taxes reflect the tax effect of timing differences between tax and balance sheet values of property, plant and equipment.

8. DUE TO PARENT COMPANY

The amount is unsecured and non-interest bearing and has no formal terms for repayment.

9. COMMITMENTS AND CONTINGENCIES

The Company’s shares are pledged as a second priority interest for Ainsworth’s U.S. $186.5 million 12 1/2% senior secured notes due July 15, 2007, and as a first priority interest for U.S. $95.0 million Ainsworth’s 13 7/8% senior secured notes due July 15, 2007. The notes are secured by:

•	a security debenture creating, among other things, a first priority security interest in all of the assets and properties of the Company related to the High Level project; and
•	a first priority assignment of the High Level memorandum of agreement.

10. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Period from
	February 14,
	2001 to	Year ended
	December 31,	December 31,
	2001	2002

Accounts receivable	$—	$(1,205)
Inventories	2,992	(1,358)
Prepaid expenses	(92)	(196)
Accounts payable and accrued taxes	(26,771)	1,873

	$(23,871)	$(886)

STEEN RIVER FOREST PRODUCTS LTD.

Notes to the Consolidated Financial Statements
December 31, 2001 and 2003
(Thousands of Canadian dollars, unless otherwise indicated)

11. FINANCIAL INSTRUMENTS

(a) Financial and credit risks

Financial and credit risks, if any, have been assumed by Ainsworth.

(b) Fair values

The fair values of the Company’s bank indebtedness, accounts payable and accrued taxes were estimated to approximate their carrying values due to the immediate or short-term maturity of these instruments. No fair value has been estimated for the amount due to Ainsworth due to the unique nature of this amount.

12. PENSION PLAN

The Company’s proportion of contributions to the defined contribution pension plan at High Level in 2002 amounted to $523,000 (2001 - $416,325)

13. U.S. GAAP

As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conforms in all material respects with U.S. GAAP.

(a) Adjustment to assets, liabilities, earnings and shareholder’s equity

No net adjustment to assets, liabilities and shareholder’s equity would be required to comply with U.S. GAAP.

(b) Other considerations

(i)	Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 does not currently apply to the Company as there are no items of other comprehensive income in any period presented.

(ii)	SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, issued under U.S. GAAP and effective in 2001, establishes accounting standards for derivatives, and requires the reporting of derivative instruments information in annual and interim reports to shareholders. SFAS No. 133 does not have an impact on the Company’s financial statements.

(iii)	In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the Company has provided (Note 5) summary information regarding use of the proportionate consolidation method.

(iv)	In June 2001, the Financial Accounting Standards Board (“FASB”) introduced SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. These standards require all future business combinations to be accounted for using the purchase method of accounting. Goodwill will no

(v)	longer be amortized but instead will be subject to impairment tests at least annually. The Company was required to adopt SFAS No. 141 on a prospective basis as of July 2001, SFAS No. 142 in January 2002. SFAS No. 141 and 142 does not have an impact on the Company’s financial statements.

(vi)	In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. The Company adopted SFAS No. 144 in the first quarter of 2002 on a prospective basis and does not have significant impact on the Company’s financial statements.

(vii)	Under U.S. GAAP, the Company would disclose shipping costs as part of costs of products as a component of cost of sales, rather than netted against revenue as per the Company’s existing accounting policy. If the Company had reported shipping costs as costs of products, revenue would have increased by $50,845,000, $62,000,000, and $65,625,000, with a corresponding increase in costs of products sold in 2000, 2001, and 2002 respectively.

STEEN RIVER FOREST PRODUCTS LTD.

Notes to the Consolidated Financial Statements
December 31, 2001 and 2003
(Thousands of Canadian dollars, unless otherwise indicated)

13. U.S. GAAP (Continued)

(viii)	In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. SFAS No. 145 does not have a material impact on the Company’s financial statements.

(ix)	In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002 the Company does not expect the adoption of this statement to have a material impact on the Company’s financial statements.