Form 20-F
period 2003-12-31
AINSWORTH LUMBER CO LTD
filed 2004-05-26
CIK 1043289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

-OR-
✓	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

-OR-
TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ________ to _______
Commission File Number: 333-7346

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act –

6.75% Senior Unsecured Notes Due 2014
12.5% Senior Secured Notes Due 2007
13.875% Senior Secured Notes Due 2007

Indicate the number of outstanding shares of each class of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2003, 14,564,948 common shares and 107,500 Class B common shares were issued and outstanding.

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

     Selected Consolidated Financial Data and Other Data

     The following table sets forth, for the periods and dates indicated, selected historical consolidated financial data and should be read in conjunction with our audited consolidated financial statements (the “Consolidated Financial Statements”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this annual report. The statement of operations data for the fiscal years ended December 31, 2003, 2002 and 2001 and the balance sheet data as at December 31, 2003 and 2002 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The statement of operations data for the fiscal years ended December 31, 2000 and 1999 and the balance sheet data as at December 31, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements, which are not included in this annual report. We prepare our financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

	Fiscal year ended December 31,
	1999	2000	2001(1)	2002	2003
	(in millions except ratios, per share data and production data)
Statement of Operational Data
Canadian GAAP
Sales	$368.6	$350.2	$326.7	$356.1	$481.1
Cost of products sold	224.9	229.6	244.0	264.0	260.9
Selling and administration	20.5	26.3	22.7	21.9	18.2
Amortization of capital assets	28.2	27.4	30.4	32.0	33.0
Write-down of capital assets	—	1.0	3.3	1.0	13.7	(2)

Operating Earnings	95.0	65.9	26.3	37.2	155.3
Interest charges(3)(4)	44.8	35.6	51.7	57.2	51.2
Amortization of finance charges	5.2	2.1	8.3	5.3	4.9
Loss on repurchase of debt	—	—	—	—	0.1
Other (income) expense	(4.4)	(4.3)	(2.8)	(2.9)	0.5
Unrealized foreign exchange (gain) loss on long term debt	(19.3)	10.2	17.4	(4.3)	(76.9)

Income (loss) before income taxes	68.7	22.3	(48.4)	(18.1)	175.6
Income tax expense (recovery)	29.0	12.5	(18.7)	(0.3)	51.9

Income (loss) from continuing operations	39.7	9.8	(29.7)	(17.9)	123.7
Gain (loss) from discontinued operations	(0.7)	(14.4)	4.2	—	—

Net income (loss)	$39.0	$(4.6)	$(25.4)	$(17.9)	$123.7

Basic and Fully Diluted Income (loss) per share	$2.68	$(0.32)	$(1.75)	$(1.23)	$8.49

U.S. GAAP
Net income (loss)	$39.2	$(8.0)	$(25.8)	$(17.0)	$125.0
Other Financial Data
Canadian GAAP
EBITDA(5)	$127.6	$98.6	$62.8	$73.0	$201.6
Capital expenditures(6)	36.1	133.8	20.1	14.1	8.2
Ratio of earnings to fixed charges(7)	2.4x	1.6x	—	—	4.1x
U.S. GAAP
EBITDA(5)	$127.6	$98.6	62.8	73.0	$201.6
Other Selected Operating Data
OSB production volume (mmsf)	924	972	1,197	1,284	1,351
Specialty plywood production volume (mmsf)	115	94	86	98	119
Average OSB price realized ($ per msf)	296	263	205	202	294
Average specialty plywood price realized ($ per msf)	647	651	683	663	601

	As at December 31,
	1999	2000	2001	2002	2003
Balance Sheet Data
Canadian GAAP
Cash and cash equivalents	$—	$—	$87.0	$80.2	$194.1
Total assets	460.0	540.4	578.0	555.1	627.7
Total debt, including current maturities(8)	271.5	303.7	443.7	440.4	352.5
Shareholders’ equity	96.1	91.6	66.2	48.4	171.8
U.S. GAAP
Total assets	$453.8	$528.9	$566.2	$544.7	$619.3
Total debt, including current maturities(8)	271.5	303.7	443.7	440.4	352.5
Shareholders’ equity	92.3	84.4	58.7	35.2	159.3

(1)	Operations at the High Level OSB facility commenced in October 2000 with income contributions being realized commencing in April 2001.

(2)	Includes a $13.3 million write-down of capital assets related to the previously planned expansion of the Grande Prairie OSB facility.

(3)	Interest charges includes interest expense for the period, excluding amortization of deferred financing costs, amortization of deferred debt discounts, amortization of consent and commitment fees, unrealized foreign exchange gains (losses) on long-term debt and realized foreign exchange losses upon repayment of principal.

(4)	Excludes $1.5 million of interest charges capitalized to the High Level project during fiscal 2000.

(5)	EBITDA represents operating earnings before amortization and write-down of capital assets, plus interest and other income. For more information regarding EBITDA, see “Presentation of Financial Information.” The following table shows a reconciliation of EBITDA to net income (loss).

	Year ended December 31
	1999	2000	2001	2002	2003
	(in millions)
Net income (loss)	$39.0	$(4.6)	$(25.4)	$(17.9)	$123.7
Add: Loss (gain) from discontinued operations	0.7	14.4	(4.2)	—	—
Income tax (recovery) expense	29.0	12.5	(18.7)	(0.3)	51.9
Unrealized foreign exchange (gain) loss	(19.3)	10.2	17.4	(4.3)	(76.9)
Amortization of finance charges	5.2	2.1	8.3	5.3	4.9
Interest charges	44.8	35.6	51.7	57.2	51.2
Loss on repurchase of debt	—	—	—	—	0.1
Write-down of capital assets	—	1.0	3.3	1.0	13.7
Amortization of capital assets	28.2	27.4	30.3	32.0	33.0

EBITDA	$127.6	$98.6	$62.8	$73.0	$201.6

(6)	Includes capital expenditures of $144.7 million related to the construction of the High Level OSB facility during the years ended December 31, 1999, 2000 and 2001.

(7)	For purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of earnings (loss) from continuing operations before income taxes plus fixed charges during the period and (ii) fixed charges consist of interest expense on all debt, plus the portion of operating lease rental expense that is representative of the interest factor and amortization of finance charges. For the fiscal years ended December 31, 2002 and 2001, pre-tax earnings from continuing operations before fixed charges were insufficient to cover fixed charges under Canadian GAAP by $18.1 and $48.4 million respectively and under U.S. GAAP by $17.2 and $48.8 million respectively.

(8)	Net of unamortized deferred discount.

     Exchange Rate Information

     We publish our consolidated financial statements in Canadian dollars. In this document, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to US$ are to United States dollars.

     The following table sets forth the high an low exchange rates for each of the previous six months, and the average rate for each of the five most recently completed financial years, calculated by using the average of the exchange rate on the last day of each month during the year, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate):

Monthly Data	High	Low	Annual Data	Average
April, 2004	0.7637	0.7293	2003	0.7186
March, 2004	0.7708	0.7484	2002	0.6369
February, 2004	0.7738	0.7460	2001	0.6442
January, 2004	0.7880	0.7496	2000	0.6724
December, 2003	0.7629	0.7439	1999	0.6744
November, 2003	0.7645	0.7418

On May 11, 2004, the inverse of the noon buying rate was US$ 0.7212 = $1.00. Unless otherwise indicated, the exchange rate in this document used to translate US$ to Canadian dollars is the inverse of the Noon Buying Rate on such date.

B. Capitalization and indebtedness.

     Information not required for annual report.

C. Reasons for the offer and use of proceeds.

     Information not required for annual report.

D. Risk factors.

     Significant Indebtedness

     We currently have a significant amount of indebtedness and significant debt service obligations. At December 31, 2003 we had $352.5 million in outstanding indebtedness represented by senior secured notes and capital lease obligations. On March 3, 2004, we successfully completed a refinancing of our Senior Secured Notes. We issued US$210 million 6.75% Senior Unsecured Notes. Together with our existing cash balance we utilized the proceeds from the notes to repurchase US$87.1 million of our 13.875% notes and US$182.2 million of our 12.5% notes In addition, at both December 31, 2003 and March 31, 2004 we had outstanding letters of credit of approximately $6.2 million. The indenture governing the notes will permit us and our subsidiaries to incur additional debt in the future, subject to limitations, which would increase the risks described below.

     This high degree of leverage could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes and other indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	limit our flexibility in planning for, or reacting to, changes in our business and in the forest products industry.

     Cyclicality and Volatility

     The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our financial performance is dependent on the selling prices of our OSB products, which have fluctuated significantly in the past. The markets for these products are highly cyclical and characterized by (1) periods of excess product supply due to industry capacity additions, increased production and other factors, and (2) periods of insufficient demand due to weak general economic conditions. Demand for our OSB products is primarily driven by the residential and commercial construction and repair and remodeling industries. These industries in turn are affected by real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions, all of which are beyond our control. The prices of commodity sheathing OSB and plywood have historically been unpredictable. For example, during the past five years, monthly average prices for commodity sheathing OSB have ranged from a low of US$131 per msf North Central ( 7/16”) to a high of US$508 per msf North Central ( 7/16”). We are unable to predict market conditions and selling prices for our OSB products, which may decline from current levels. Weakness in the market, particularly in North America, could reduce our revenues and profitability and could affect our ability to satisfy our obligations under our indebtedness, including the notes. We cannot predict with certainty what market conditions, demand and selling prices for our products will be in the future and prices or demand for our products may decline from current levels. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial condition, results of operations and cash flows.

     Competition

     We compete in North America and in overseas export markets with numerous forest products companies, ranging from very large integrated firms, most of which are larger than we are, to smaller firms that manufacture only a few products. We also compete indirectly with firms that manufacture substitutes for wood building materials. Our competitive position is influenced by the availability, quality and cost of raw materials, energy and labor costs, plant efficiencies and productivity in relation to our competitors. Some of our competitors may have lower fiber and labor costs and fewer environmental and governmental regulations to comply with than we do. Other competitors are less leveraged than we are and therefore have greater financial resources than we do.

     We currently face substantial competition in the OSB industry and may face increased competition in the years to come if new manufacturing facilities are built in North America and elsewhere. In addition, OSB capacity is constantly increasing as a result of improvements to existing mills. In periods of reduced demand, which lead to lower OSB prices, we may not be able to compete with competitors who have greater financial resources and who are better able to weather a prolonged decline in prices.

     Price of and Demand for Oriented Strand Board

     We are primarily a manufacturer of OSB and, to a lesser extent, a producer of specialty overlaid plywood. For the year ended December 31, 2003, we generated 82% of our revenues from OSB sales. We expect that OSB will continue to account for most of our sales in the foreseeable future. This product concentration could increase our exposure to a decline in demand or prices for OSB as a result of general economic conditions affecting housing starts, renovations and remodeling or industrial construction activity or the other factors described above.

     No Assurance of Adequate Cash Flow

     Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. Our cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to repay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restrictions in the indenture governing the notes; and

•	other factors, including the condition of the financial markets or the forest products industry, particularly the OSB market.

As a result, we may not be able to refinance any of our indebtedness, including the notes, on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on the notes.

     Unexpected Costs or Liabilities Related to Voyageur Acquisition

     On May 19, 2004 we expect to complete the acquisition of Voyageur Panel Limited (“Voyageur”). Voyageur is a private Canadian company that owns and operates an OSB facility in Barwick, Ontario. Although we conducted what we believed to be a prudent and thorough level of investigation in connection with our acquisition of Voyageur, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of or issues concerning Voyageur. Following the acquisition, we may discover that we have acquired substantial undisclosed liabilities. In addition, we may be unable to retain existing Voyageur customers or employees following our acquisition of Voyageur. The existence of undisclosed liabilities or our inability to retain existing Voyageur customers or employees could have a material adverse effect on our business, financial condition, results of operations and cash flows.

     Exchange Rate Fluctuations

     Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars. In 2003, over 75% of our sales and substantially all of Voyageur’s sales were denominated in U.S. dollars. Although we purchase certain quantities of raw materials in U.S. dollars, most of our and Voyageur’s operating costs are incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the amount of revenue in Canadian dollar terms realized by us from sales made in U.S. dollars, which reduces our operating margin and the cash flow available to fund our operations. From January 1, 2003 to March 31, 2004, the value of the Canadian dollar relative to the U.S. dollar increased by approximately US$0.13, or 20.6%.

     In addition, we are exposed to currency exchange risk on our debt, including the notes and interest thereon, and assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S. dollar-denominated debt and assets into Canadian dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

     We are not currently a party to any forward foreign currency exchange contract, or other contract that could serve to hedge our exposure to fluctuations in the U.S./Canada dollar exchange rate.

     Dependence on Timber Tenures

     The allowable annual cut under our forest license in British Columbia can supply approximately 90% of the current timber requirements of our veneer and specialty overlaid plywood operations either directly or through a long-term log trade agreement with third parties. The forest license is renewable and the current term extends until 2013.

     Under the terms of forest licenses granted in British Columbia, the amount of commercial forest land available to the forest industry is periodically assessed. We cannot predict whether the amount of timber that we are allowed to harvest will be reduced in the future. In 2003, the British Columbia government introduced the Forestry Revitalization Act which will result in significant changes to the provincial forest management structure. The plan includes a 20% reduction in harvesting rights for holders of long-term tenures and the introduction of an auction-based timber pricing system. The province has indicated that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges. Although the legislation has been enacted, the regulations and basis for compensation for the 20% timber reduction have not been published. The effect of the timber take-back will result in a reduction of approximately 29,600 m3 of our existing allowable annual cut for which we will be compensated.

     In Alberta, we obtain most of our fiber requirements from our Forest Management Agreements, or FMAs, or Deciduous Timber Allocations issued by the Alberta government, each of which is issued for a period of 20 years. There is no assurance that such quotas and allocations will be renewed or extended on acceptable terms, if at all. In addition, the FMAs and such quotas and allocations contain terms or conditions that could, under certain circumstances, result in a reduction of the amount of fiber available to us.

     The Voyageur facility requires approximately 686,000 m3 of timber annually when operating at its current capacity of 440 mmsf. Voyageur has a current annual commitment of 551,000 m3 of timber from Crown land under long-term agreements and licenses with the Province of Ontario. Additional wood is obtained from private sources in Ontario and Manitoba. There is no assurance that we will be able to obtain a future supply of wood from either Crown or private sources on terms that are adequate to support our planned operation of the Voyageur facility.

     The costs of our fiber, including any fees charged for fiber, logging and transportation, and market prices for purchased fiber have historically fluctuated and could increase in the future. Any significant increase in the cost of fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.

     Exposure to Natural Disasters

     Our ability to harvest timber is subject to natural events such as forest fires, adverse weather conditions, insect infestation, disease and prolonged drought. The occurrence of any of these events could adversely affect our ability to harvest or source timber. We may need to curtail production or purchase fiber from third parties, which could increase our costs and reduce cash from operations, which could, in turn, have a material adverse effect on our business, financial condition, results of operations and cash flows.

     Effect of Government Regulation

     Legislation in British Columbia, Alberta, and Ontario empower provincial regulatory agencies to develop regulations, set policies and establish and maintain all aspects of sustainable forest management. Changes to these regulations and policies could have an effect on our access to fiber for our OSB operations or could increase the cost of our fiber. Changes to these laws or regulations, or the implementation of new laws or regulations, could result in additional expenses, capital expenditures and restrictions and delays in our activities, which could impair our competitive position and have a material adverse impact on our operations. In addition, if we fail to comply with applicable legislation and regulations, our operations could be interrupted and we could be subject to significant liabilities, including fines and other penalties or take remedial actions, any of which could entail significant expenditure.

     Environmental and Safety Regulation

     We are subject to a wide range of general and industry-specific environmental and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. If we are unable to extend or renew a material approval, license or permit required by such laws, or if there is a delay in renewing any material approval, license or permit, our business, financial condition, results of operations and cash flows could be materially adversely affected. The process of obtaining certain required approvals, including the completion of any necessary environmental impact assessments, can be lengthy, subject to public input, controversial and expensive. Our failure to comply with applicable environmental and safety laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations. We believe that we are in substantial compliance with all applicable environmental and other laws and regulations and we regularly incur capital and operating expenditures to maintain such compliance. However, future events such as any changes in environmental or other laws and regulations, including any new legislation that might arise as a result of the Government of Canada’s ratification of the United Nations Kyoto Protocol, or any change in interpretation or enforcement of laws and regulations, may give rise to additional expenditures or liabilities. These could have a material adverse effect on our business, financial condition, results of operations and cash flows.

     Labor Relations

     Any labor disruptions and any costs associated with labor disruptions at our union or non-union facilities could have a material adverse effect on our production levels and results of operations. In 2003, we renewed our collective bargaining agreements with the Industrial, Wood and Allied Workers of Canada, or IWA, which had expired on June 30, 2003. The renewed agreements have six year terms expiring on June 30, 2009, and cover approximately 500 employees at our Lillooet, Savona and 100 Mile House operations. The collective bargaining agreement with the IWA at our temporarily closed Abbotsford operation expired on June 30, 2003, and we are currently negotiating a new agreement with the IWA. In 2000, Voyageur entered into a collective bargaining agreement with the Communications, Energy and Paperworkers’ Union of Canada, or CEP. This contract currently covers 120 workers employed at the Voyageur facility and expires on August 31, 2005. Our inability to negotiate acceptable contracts, following the expiration of the present collective bargaining agreements with the IWA and the CEP could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to unionized workers.

     Aboriginal Land Claims

     Canadian courts have recognized that aboriginal people may have unextinguished claims of aboriginal rights and title to lands used or occupied by their ancestors in those areas of British Columbia, constituting about 80% of the province, where treaties have not yet been concluded. Aboriginal rights may vary from limited rights of use for traditional purposes to a right of aboriginal title, depending, among other things, on the nature and extent of the prior aboriginal use and occupation. Some of our timber supply areas are located within areas where there are claims of aboriginal rights and title.

     The courts have said that the Crown has an obligation to consult First Nations, and accommodate their concerns, when there is a reasonable possibility that a Crown authorized activity — such as a forest tenure — may infringe asserted Aboriginal rights and title, even if those claims have not yet been proven. If the Crown has not consulted as required, the obligation to consult and accommodate may pass to the corporation receiving the interest in Crown land.

     The courts have encouraged the federal and provincial governments, together with aboriginal people, to resolve claims of aboriginal rights and title through the negotiation of treaties. A treaty process has been established to settle native claims in British Columbia. Many First Nations and tribal groups are participating in this process, which will be ongoing for many years to come. The pace of the treaty-making process will depend on the commitment of the parties, the success of individual treaties, and whether First Nations consider litigation to be a viable alternative to negotiations. We cannot predict whether native land claims in British Columbia will affect our existing forest licenses and timber tenures, or our right to harvest timber to the full extent of those tenures, or our ability to renew or secure other forest tenures in the future.

     Even in provinces such as Alberta and Ontario, which are entirely subject to treaties between Indian bands and the federal Crown, natives may have a right to exercise treaty rights on unoccupied Crown land, and have claimed a right to be consulted in respect of activities on Crown land that may interfere with their treaty rights. Our operations in Alberta are unencumbered by native land claims and our Ontario operations (after our acquisition of Voyageur) will be unencumbered by native land claims, but we cannot predict whether claims, or what kind of claims, will be made in the future.

     International Sales

     We have customers located outside Canada and the United States. In 2003, sales outside of Canada and the United States represented approximately 7% of our sales. In 2004, after adjusting for our acquisition of Voyageur, we expect that our sales outside of Canada and the United States will represent approximately 5% of our sales. Our international operations present us with a number of risks and challenges, including the effective marketing of our products in other countries, tariffs and other trade barriers, and recessionary environments in foreign economies.

     Co-Ownership of High Level

     The memorandum of agreement that governs the co-ownership of the High Level OSB facility contains a buy-sell provision, which provides that if one co-owner offers to buy the other party’s interest, the party must either accept the offer or purchase the interest owned by the offering co-owner at the same price and conditions. As a result, we could be forced to sell our interest or purchase our co-owner’s interests, which could affect our day-to-day operations and growth strategy. In addition, if the co-owner of the High Level OSB facility fails to meet its funding obligations for the High Level OSB facility, we may be required to fund the entire High Level operation. We may not be able to make such additional cash contributions if the co-owner were to default. If High Level fails to operate at its design capacity, results of operations may suffer. Such circumstances would lessen our ability to meet our debt obligation

     Ainsworth Family Control

     Members of the Ainsworth family beneficially own approximately 58% of our common shares, and consequently have the ability to exercise control over our business and affairs through their ability to elect all of our directors. These family members also have the ability to control most matters requiring shareholder approval. As with other shareholders, the Ainsworth family’s interests in our business, operations and financial condition may not be aligned or may conflict, from time to time, with your interests.

     Absence of a Liquid Trading Market for the Company’s Securities

     Our common shares are listed for trading on the Toronto Stock Exchange, but are not listed on any U.S. stock exchange or quoted on the Nasdaq Stock Market. No active trading market currently exists for our debt securities.

     Enforceability of Judgments

     We are organized under the laws of the Province of British Columbia. All of our directors, controlling persons, officers and the representatives of the experts named in this annual report, are residents of Canada, and a substantial portion of their assets and substantially all of our assets are located outside the United States. It may not be possible, therefore, for you to effect service of process within the United States upon us, our directors and officers or such experts. There is uncertainty as to the enforceability in Canadian courts of (1) an original action predicated solely upon United States federal securities laws and (2) of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws. Therefore, you may not be able to secure judgment against us, our directors and officers or such experts in a Canadian court or, if successful in securing a judgment against us or them in a U.S. court, you may not be able to enforce such judgment in Canada.

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

     In 1994, the Alberta government submitted a request for proposals for a Deciduous Timber Allocation (“DTA”) near Grande Prairie, Alberta. Our proposal was accepted, and on August 9, 1994, we were granted a deciduous timber allocation for a renewable 20-year term (formally issued in February 1995). Construction of our second OSB facility near Grande Prairie began in October 1994, and production of the first OSB panels commenced on December 14, 1995. In addition to the main facility, equipment was installed for further processing the OSB and adding further value to the product lines. The value-added facilities started operating in August 1997. In fiscal 1999 and 2000, we invested $12.3 million relating to the expansion of the Grande Prairie operations, the completion of which has been delayed. In 2002, we invested $9.2 million in the Grande Prairie OSB facility which is anticipated to increase the production capacity by up to 12%.

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

     On April 14, 2004, we entered in to an agreement to purchase 100% of the outstanding common and Class A preferred shares and the net working capital of Voyageur Panel Limited for US$159,000,000 plus net working capital plus the lesser of US$10,000,000 and two thirds of the amount, if any, by which the weighted average mill net price received by Voyageur exceeds a specified level. Voyageur Panel owns an OSB mill based in Barwick, Ontario. The purchase will be financed utilizing our existing cash balance together with the proceeds from a debt offering. The transaction is expected to close on May 19, 2004 subject to regulatory approval.

     Our corporate address is Suite 3194 Bentall IV, P.O. Box 49307, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L3. Our telephone number is (604) 661-3200.

B. Business overview

     Markets in Which We Operate

     Oriented Strand Board Market

     OSB is a structural panel used in building applications, primarily as a substitute for plywood. Growth in the structural panel industry, which includes plywood and OSB, is primarily driven by residential and commercial construction activity. The relative abundance of fast growing deciduous and under-utilized coniferous trees, combined with an automated manufacturing process, results in a significant cost advantage for OSB over plywood. RISI estimates that the average variable cost in 2003 of production for western Canadian OSB was $125 per msf compared to $262 per msf for plywood produced in British Columbia and $263 for plywood produced in the southern United States. Declining plywood-quality timber supplies are expected to continue to limit the efficient production of plywood. We believe OSB’s lower cost and comparable performance characteristics versus plywood will continue to drive the market shift from plywood to OSB and support the growth of our business. According to RISI, OSB’s share of the North American structural panel market has increased from 33% in 1994 to 58% in 2003 and is projected to grow to 68% of the market by 2008. Furthermore, RISI estimates that between 1994 and 2003, annual consumption of OSB in North America grew at a 10% compounded annual rate over the period. In addition to the growing commodity sheathing market, OSB continues to penetrate new markets through the use of new manufacturing techniques that incorporate OSB into higher valued specialty industrial products such as webstock, rimboard and stair systems. The following table shows a representative production cost comparison between plywood and OSB:

Plywood and OSB Production Cost Comparison

	Plywood	OSB
Wood	$170	$45
Labor	70	26
Energy	11	9
Glue & Wax	18	25
Supplies	26	21

Gross Variable	294	125
Residuals	(31)	—

Total Variable	$263	$125

Source: RISI, April 2004: 2003 Average Variable Costs for Western Canadian OSB and Southern Yellow Pine Plywood ($ per msf 3/8” basis)

     Demand for structural panels has historically been correlated to residential and commercial construction and repair and remodeling industries in North America, Asia and Europe. According to RISI, from 1991 through 2003, U.S. housing starts grew at a 5% compounded annual growth rate while residential improvements and repairs expenditures grew at a 3% compounded annual growth rate. RISI has forecast U.S. housing starts of 1.85 million in 2004, in line with the 1.85 million started in 2003 and a 8.1% increase over 2002. Low interest rates, rising consumer confidence and strong household formation growth have bolstered U.S. housing starts to a level not experienced since 1986. We believe that housing starts will continue to be primarily single-family construction, as opposed to multi-family homes, which has accounted for nearly 80% of all homes built in the last five years. In addition, according to RISI, the average home size in 2003 was 2,344 square feet, over 10% larger than the average home size in 1994.

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

     OSB benchmark prices increased significantly in 2003 averaging US$293 per msf North Central ( 7/16”), an 84% increase over 2002 average OSB prices. This increase resulted from tight OSB supply and demand conditions, brought on by a robust new home construction market. As of April 23 2004, OSB benchmark prices were at a record high US$520 North Central ( 7/16”) and RISI is forecasting benchmark prices in 2004 to average a record high US$405 per msf North Central ( 7/16”), an increase of approximately 38% over 2003 average prices. According to RISI, North American housing starts, a major driver of structural panel demand, are expected to average 1.9 million per year between 2004 and 2008, and OSB demand is expected to grow at a 5.2% compounded annual growth rate over the same period.

     The industry is consolidated with the top eight suppliers controlling more than 88% of North American capacity. Due to long lead times associated with the construction and ramp up of new OSB mills, major capacity additions have traditionally taken 18 months to come on line and at least another 24 to 36 months to reach full production levels. Given these dynamics, RISI expects the demand capacity ratio for OSB to average nearly 90% from 2004 through 2008.

     North American structural panel prices fluctuated considerably during the 1990s. Starting at recession lows in 1991, prices increased to record levels by 1994. The increase was particularly pronounced for OSB, but plywood prices also increased significantly. Due to large increases in OSB production capacity, OSB prices declined from 1995 to 1997, reaching a record low price of US$122 per msf North Central ( 7/16”) in April 1997. In 1998, OSB prices started to recover and reached historically high levels in July 1999 before again declining to a cyclical low in 2001 and 2002. By mid-2003, OSB benchmark prices had rebounded, peaking at a monthly average record of US$465 per msf North Central ( 7/16”) set in October 2003, well above the previous monthly average record of US$351 per msf North Central ( 7/16”) set in July 1999.

     Export-Standard OSB Market

     Japan is the world’s second largest market for wood construction materials, surpassed only by the United States. New building regulations, such as the Housing Quality Assurance Law, should encourage more builders to adopt structural panels such as OSB for wall sheathing, a previously atypical practice, to mitigate the adverse effects of earthquakes. Although OSB currently represents only a very small percentage of the Japanese panel market, we expect OSB demand to grow considerably over the next decade. Other Pacific Rim countries, including China and Korea, also show export growth potential.

     Value-Added Industrial OSB Market

     Since its market introduction, OSB has gained acceptance as a low cost alternative to softwood plywood for use in residential construction as roof, wall and floor sheathing. Further development of process technology and advancements, such as greater flexibility in press sizes, has allowed OSB to penetrate new markets. In addition, higher demand and growing environmental concerns have increased pressure on North American timber supplies. More than ever, forest products manufacturers are developing methods to utilize timber resources as efficiently as possible. This is particularly evident in the engineered wood products industry, where producers are employing relatively new technologies to manufacture higher-valued products as replacements for traditional wood products. Engineered wood products are manufactured with lumber and panel products in a manner that maximizes physical strength and dimensional stability while minimizing the amount and cost of wood used as raw material. OSB is now gaining market share in these applications, which were previously restricted to materials such as lumber, plywood, medium density fiberboard, particleboard, lumber and non-wood products. For instance, wood I-beams or I-joists are a replacement product for lumber joists used in residential and non-residential construction. Value-added OSB products are generally sold at a premium to commodity OSB sheathing and tend to exhibit more stable demand characteristics.

     Specialty Overlaid Plywood Market

     Specialty overlaid plywood is manufactured with resin impregnated paper sheets bonded onto one or both surfaces of the specialty engineered plywood panels under heat and pressure. The resulting product combines the strength of a heavy-duty wood product with the superior wear characteristics of an overlaid surface. These features effectively meet the demanding requirements of concrete forming, equipment decking and paint-grade signs. The principal application is in the manufacture of concrete forms where the overlaid feature offers a number of key benefits including a smooth concrete finish without defects or wood grain patterns, ease of removal from the cured concrete and durability. We believe that specialty overlaid plywood forms currently account for an estimated 15% of the total concrete forming market with the bulk of demand met with commodity non-overlaid wood panels. Specialty overlaid plywood is specified by contractors and architects in applications requiring smooth visible concrete surfaces including high rise and sports complex construction, water treatment facilities, airports and highway infrastructure projects.

     Our Savona mill has the second largest overlaid plywood production output in North America. A limited availability of high quality timber to produce specialty overlaid plywood products is a barrier to entry for potential new competitors in these markets. The value-added nature of overlaid plywood results in premium pricing and more stable demand characteristics versus standard plywood. Competition is based on structural performance and reuse cycles that permit multiple applications from a single form, effectively lowering the end user’s cost.

     Our Business

     Overview

     We are a leading manufacturer of engineered wood products including oriented strand board, or OSB, and specialty overlaid plywood. We are the sixth largest manufacturer of OSB in North America and we believe one of the lowest-cost suppliers of OSB to the markets we serve. Based in western Canada, we own and operate two modern, low-cost OSB manufacturing facilities, and we maintain a

50% ownership interest in a third facility, the High Level OSB facility. High Level has the largest design capacity of any OSB facility in the world and we believe that when production reaches design capacity it will be one of the world’s lowest cost OSB facilities. In addition, we are the second largest manufacturer of specialty overlaid plywood in North America.

     We have long-term timber tenure agreements with British Columbia and Alberta governments and other long-term supply agreements that currently provide approximately 88% of the wood fiber requirements for our operations.

     We sell our products to North American and offshore export markets, primarily Japan. We have a well-established sales presence and long-standing customer relationships in our largest markets. For the year ended December 31, 2003, over 30% of our revenue was generated from our AinsworthEngineered® value-added products, including export-standard OSB and specialty industrial OSB and plywood products. These products generally exhibit more stable pricing and command a premium price over commodity OSB sheathing and commodity plywood sheathing products.

     Our common shares are traded on the Toronto Stock Exchange and for the year ended December 31, 2003, we generated revenues of $481.1 million and EBITDA of $201.6 million. For the year ended December 31, 2003, we generated 82% of our revenues from OSB sales.

     Voyageur Panel Limited

     On April 14, 2004, we entered into a definitive agreement to acquire all of the outstanding shares of Voyageur Panel Limited, a private Canadian company owned by Boise Cascade Corporation (47% owner), Abitibi Consolidated Company of Canada (21% owner), the Northwestern Mutual Life Insurance Company (17% owner) and Allstate Insurance Company (15% owner). Our acquisition of Voyageur, which is expected to close on May 19, 2004. In connection with the acquisition, we will be required to pay the sellers a purchase price of approximately US$159 million, plus net working capital (subject to adjustment upon closing). In addition, we may be required to pay up to US$10 million in additional consideration on March 31, 2005 in the event that OSB produced by the Voyageur facility is sold at an average price that exceeds Cdn$275 per msf ( 3/8” basis) between the closing of the acquisition and December 31, 2004.

     Competitive Strengths and Opportunities

     We believe that our business has the following competitive strengths and opportunities, which we believe will be enhanced by our acquisition of Voyageur:

          Established Low Cost OSB Facilities.

     Our existing three established OSB facilities from which we supply the market, 100 Mile House (British Columbia), Grande Prairie (Alberta) and High Level (Alberta), utilize modern automated equipment and have economies of scale that increase efficiency and provide us with a low-cost competitive advantage. The High Level facility, which we jointly own with another OSB producer, is the world’s largest OSB facility at 860 mmsf per year design capacity, twice that of the average North American single-line OSB facility. When High Level reaches its design capacity, we expect it to be one of the world’s lowest-cost OSB facilities, benefiting from economies of scale, a low-cost wood supply and state-of-the-art manufacturing equipment. High Level utilizes a continuous press that results in greater production capacity, faster press times and higher productivity. Our wholly-owned Grande Prairie facility, the second largest capacity single-line facility in the world after High Level, was recently benchmarked by an independent forest products research firm against 18 other North American OSB facilities and scored in the top quartile in a number of key operational measures, including total production costs, employee productivity and wood recovery. Production at our wholly-owned 100 Mile House facility is focused on value-added products that command premium pricing and generally yield higher margins than commodity OSB sheathing. For the year ended December 31, 2003, 100 Mile House’s value-added OSB products represented 63% of this facility’s total output. At current rates of production, the High Level, Grande Prairie and 100 Mile House facilities will provide annual OSB volumes of approximately 670 mmsf (of which 50% is ours), 670 mmsf and 425 mmsf, respectively. Our acquisition of Voyageur will add another modern, high quality OSB facility to our system. This will allow us to achieve improved economies of scale throughout our operations and provide us with the opportunity to increase our production, including our production of premium priced value-added products. Additionally, we believe that the Voyageur facility provides us with the opportunity to achieve significant additional production capacity without incurring significant capital expenditures. The Voyageur facility produced approximately 432 mmsf in 2003.

          Proven OSB Operators.

     Our senior managers average over 23 years of experience in the forest products industry and most of them have played key roles in the design and implementation of the 100 Mile House, Grande Prairie and High Level OSB facilities. All three OSB facilities were completed on-time and on-budget. We completed construction of 100 Mile House in 1994 with a design capacity of 360 mmsf and currently operate the mill at approximately 425 mmsf, or 18% above original design capacity. Similarly, we completed construction of the Grande Prairie facility in 1995 with a design capacity of 540 mmsf and currently operate the mill at approximately 670 mmsf, or 24% above original design capacity. We also have improved our OSB profitability by reducing production costs while manufacturing a greater percentage of value-added products. According to an independent benchmarking study of 19 North American OSB mills, we have one of the best asset utilization rates in the industry, expressed in terms of OSB production per square foot of press. The Voyageur facility currently has a production capacity of 440 mmsf, which we believe we can increase to 500 mmsf by 2006.

          Long-Term, Low-Cost Fiber Supply.

     We have secured a long-term supply of wood fiber from governmental timber tenure agreements and other long-term supply agreements in British Columbia and Alberta. RISI reports that western Canada has the lowest-cost OSB wood sources in North America, which provides us with a competitive cost advantage on the largest raw material used in OSB production. Our long-term timber agreements satisfy approximately 88% of our total wood fiber needs and provide us with timber rights to harvest approximately 2.6 million m3 per year. With the acquisition of Voyageur, we will gain a secure, long-term fiber supply through long-term agreements with the Province of Ontario, which provide wood fiber representing approximately 80% of the Voyageur facility’s needs based on current production.

          Leading Market Positions.

     We are a leader in the value-added markets we serve, including export-standard OSB and specialty industrial products. We have the largest installed capacity designed to serve the growing Japanese OSB market. Both our 100 Mile House and Grande Prairie facilities were specifically designed to economically produce three-foot wide panels used in Japanese construction, as compared with four-foot wide panels used in North America. We are also a principal supplier of specialty overlaid plywood used to manufacture long-lasting concrete forming panels for the Canadian, United States and United Kingdom construction markets.

          Growing Value-Added Product Mix.

     Our business strategy is to continue to increase our revenues generated from value-added products including OSB webstock and rimboard, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, that enhances our profitability and have more stable pricing than commodity OSB. We plan to continue to use our versatile manufacturing equipment to enhance our offerings of high-quality AinsworthEngineered® value-added products across our OSB and specialty plywood businesses. We believe that our value-added product strategy improves our financial results and helps us maintain profitability through industry cycles. We also believe that our acquisition of Voyageur will provide us with a significant opportunity to expand our value-added product mix. Approximately 17% of Voyageur’s 2003 sales volume was value-added products, which typically command premium prices. We believe we will be able to increase output of value-added products to approximately 40% of total capacity for the Voyageur facility by 2006.

          Strategically Located OSB Facilities.

     The 100 Mile House, Grande Prairie and High Level facilities are within close proximity to western ports providing us with a transportation cost and logistical advantage for supplying the Japanese and western United States markets. For example, the proximity of our 100 Mile House facility to the port of Vancouver allows us to supply our Japanese customers with less lead-time and at a lower cost than our competitors. In addition, all three of our OSB facilities are located near rail lines that facilitate the cost-effective shipping of our products into the western United States. The U.S. Census Bureau has predicted the population in the western states we serve will grow at nearly double the rate of the total U.S. population over the next decade, which we believe will further increase the demand for OSB to meet housing requirements in the markets we serve. The Voyageur facility, located immediately adjacent to the U.S. border in Western Ontario, will provide us with competitive market access to the Central region of the United States and a more diversified customer base.

     Timber Supply

          Timber Tenure Agreements

     The following table presents information about the long-term wood fiber supply agreements at each of our OSB facilities as of December 31, 2003:

	Annual	Long-term Supply	Percent of
	Requirement (m3)	Agreements (m3)	Requirement
100 Mile House	638,000	585,000	92	%(1)
Grande Prairie	968,000	791,000 (2)	82	(3)
High Level(4)	1,350,000	1,238,000	92

Total	2,956,000	2,614,000	88%

(1)	100% beginning in 2007 due to increased supply of timber.

(2)	984,000 m3 until 2007.

(3)	102% until 2007.

(4)	Assumes the High Level OSB facility is operated at or near design capacity of 860 mmsf. For the year ended December 31, 2003, the facility’s available fiber supply was well over 100% of requirements.

          British Columbia

     We hold Forest License A18700 in British Columbia. Our forest license covers the timber supply area of Lillooet, British Columbia. The Lillooet timber supply area consists of approximately 1.1 million hectares (2.7 million acres) in the Kamloops, British Columbia forest region and serves as the primary timber source for our Lillooet veneer plant. The forest license is renewable and the current term extends until 2013. We are currently entitled to harvest an allowable annual cut, or AAC, of approximately 350,000 m3 under our forest license. The AAC of our forest license can supply approximately 80% of the current timber requirements of our veneer and specialty overlaid plywood operations either directly or through a long-term log trade agreement with third parties. The remaining percentage, primarily fir peeler logs, can be met through purchases of timber harvested from government-owned lands by other license holders and through purchases of logs from private landowners, farmers and woodlot owners.

     In 2003, the British Columbia government introduced the Forestry Revitalization Act which will result in significant changes to the provincial forest management structure. The changes include a 20% reduction in harvesting rights for holders of long-term tenures and the introduction of an auction-based timber pricing system. The province has indicated that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges. Although the legislation has been enacted, the regulations and basis for compensation for the 20% timber reduction have not been published. The effect of the timber take-back will result in a reduction of approximately 29,600 m3 of our existing allowable annual cut for which we will be compensated.

     We hold Pulpwood Agreement No. 16 to support our OSB operations at 100 Mile House, British Columbia. The pulpwood agreement stipulates that before we can harvest any pulpwood under the agreement, every reasonable effort must be made to obtain the total suitable raw material requirements for the OSB mill from (1) logging residues produced by us, including the fiber produced by West Fraser Mills Ltd. in the 100 Mile House area pursuant to the terms of our fiber supply agreements with West Fraser, and (2) logging residues and pulpwood timber purchased from other sources within the timber supply areas covered by the pulpwood agreement. If we are unable to meet our requirements from these sources, then we are entitled to harvest up to 330,000 m3 per year of the pulpwood stands within the timber supply area covered by the pulpwood agreement.

     We estimate that in the long run, we will use all of our 330,000 m3 of harvesting rights within the timber supply area covered by the pulpwood agreement. Our agreements with West Fraser ensure a long-term supply of 100,000 m3 per year through 2006 and 150,000 m3 starting 2006 through 2011. Our agreements with West Fraser may be subject to a reduction as a result of West Fraser’s 20% take back as a result of the Forestry Revitalization Act. In late 2003, we secured long-term access to an additional 155,000 m3 per year of pulpwood in the form of government tenures. The balance of our annual requirement will be derived from market purchases and shorter term agreements.

          Alberta

     In 1994, we were granted a deciduous timber allocation, or DTA, in connection with our Grande Prairie OSB facility. The Grande Prairie DTA is a renewable 20-year certificate allowing for an annual harvest of approximately 791,000 m3 of deciduous timber, which expires in 2015. The Alberta Ministry of Sustainable Resources issues timber licenses that operate in conjunction with the DTA and specify where timber harvesting will take place within a five-year period. As the holder of the DTA, we were required to construct and operate the Grande Prairie OSB facility and must process all timber harvested under the DTA at these facilities. We are also obligated to initiate a program of private log purchases and to conduct our operations and forest management program in accordance with provincial legislation and the requirements of the Alberta Ministry of Sustainable Resource Development. In addition, as a result of undercutting of the DTA allowable harvest during the 1995 to 2000 period, we have rights under our DTA certificate to harvest an additional 200,000 m3 per year through 2006.

     Our Grande Prairie DTA is the primary source of fiber for our Grande Prairie OSB facility, capable of supplying approximately 100% of the plant’s fiber requirements at full capacity during the period 2004 to 2006 and 82% in subsequent years. The mill’s fiber requirement is expected to be 968,000 m3 in the year ending December 31, 2004. The balance of the Grande Prairie OSB plant’s requirements can be purchased from other low-cost sources, including private land and government purchases, industrial timber salvage, incidental deciduous volumes generated by non-DTA harvesting operations of other operators, and volume gained through modified harvesting practices to increase utilization.

     In 1996, the Alberta Lands and Forest Service issued a call for proposals for a DTA located in the Footner Timber Development Area. We made a joint proposal with another OSB producer, through Footner Forest Products Ltd., to construct and operate an OSB plant at High Level, Alberta. For greater details regarding the co-ownership of Footner see the section titled “Co- Ownership Arrangements for High Level.” Footner was successful in its proposal. The timber allocation is 828,000 m3 of deciduous timber annually for a period of 20 years and is supplied through a joint Forest Management Agreement which supplies 677,000 m3, and three DTAs which supply 152,000 m3. In 2002, Footner, on behalf of us and the other co-owner entered into a FMA with the Province of Alberta and Tolko Industries Ltd. which provides us with a long-term agreement to establish, grow, harvest and remove all deciduous timber on a sustained yield basis within the area covered by the FMA. The FMA was formally approved by the government of Alberta in July, 2002. We received government approval in April 2004 to increase our annual allowable cut on the FMA from the existing 677,000 m3 to 701,000 m3. Footner has also negotiated 20-year volume supply agreements of approximately 385,000 m3 annually with aboriginal groups who hold DTAs or own their land.

     The High Level FMA the DTA and the long-term supply agreements with aboriginal groups are the primary fiber source for the High Level OSB plant, supplying approximately 92% of the plant’s anticipated fiber requirements once it achieves design capacity. Other sources of fiber available to us include purchases from private landowners and government, industrial timber salvage and incidental deciduous volumes generated by non-DTA harvesting operations of other operators.

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

     Since early 2000 we have worked with other forest tenure holders in our British Columbia timber supply area to develop a sustainable forest management (SFM) plan based on the Canadian Standards Association (CSA) certification system. We are making the necessary preparations designed to achieve CSA certification on the Lillooet license by the end of 2004. We believe that we will be in a position to achieve ISO 14001 registrations, an environmental management certification system for forestry related activities, on both the Lillooet license and Pulpwood Agreement No. 16 in 2004.

          Alberta

     Our DTA at Grande Prairie and our FMA at High Level are managed on a sustained yield basis.

     Harvesting under the DTAs is authorized under:

•	timber licenses, which create a five-year program of operations under the DTA; and

•	annual operating plans, which authorize the harvesting of specific blocks of timber and impose operational requirements regarding such matters as riparian set-backs and cut-block boundaries.

     Timber licenses under the DTA and FMA are issued as a right upon compliance with cut control and other regulatory requirements.

     Logging operations at both the Grande Prairie and the High Level facilities employ tree-length and cut-to-length roadside logging methods. Year-round log deliveries are limited by wet ground conditions and a lack of gravel for road ballast and construction. Grande Prairie ground conditions and infrastructure allow an approximate eight-month logging season. At the High Level OSB facility, the logging season is compressed into a 100-day period in the winter, with very limited options for non-frozen ground operating conditions. Terrain in the harvesting areas is flat to gently rolling, with the main road systems previously put in place for oil and gas exploration and past coniferous timber logging operations.

     We have developed a detailed forest management plan for the Grande Prairie DTA and have committed to a proactive public involvement program in the development of the plan. The detailed forest management plan has received governmental approval. We have also completed an independent audit of our operations at Grande Prairie, the results of which were submitted to the government and summaries made available to the public. The audit established that we met or exceeded government requirements. Our woodlands program in Grande Prairie also received AFPA ForestCare certification in February 1999. In November 2003, our Grande Prairie woodlands achieved ISO 14001 registration, an environmental management system that applies to forestry, logging, and related activities under the DTA.

     At the High Level OSB facility, Footner, on behalf of the co-owners, has in place a detailed integrated forest management plan in the form of the Footner-Tolko joint FMA. Footner is making the necessary preparations to achieve ISO 14001 registrations for forestry, logging and related activities under the FMA. Footner expects to achieve this ISO registration by August 2004.

     Environmental Regulation

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

     A significant portion of the delivered cost of our products is transportation costs. We have entered into various rail, truck and ocean transportation agreements to provide reliable and competitive transportation services. Our operations have the flexibility to load their products onto various types of rail and road equipment, enabling them to take advantage of the most competitive rates. We also reduce freight costs by shipping products from the most logistically cost-effective mill. Our current North American transportation strategy involves shipping approximately 70% of our total production by rail, with the remainder shipped by truck. We continually test alternative transportation options to minimize overall freight costs. Our significantly large volume of annual shipments provides considerable leverage for negotiating lower rates and more cost-effective transport equipment.

     Inventory adjustments are regularly required to manage short-term demand imbalances and to consistently meet delivery schedules. Our practice is to ship production immediately against an order file, however, our facility warehouses can accommodate approximately five to seven days’ production if there is an interruption in the transportation links.

     Marketing and Sales

     The principal markets for our products are the United States, Canada, Asia and the United Kingdom. In North American markets, products are sold through our Vancouver sales office to a large network of wholesale distributors, building materials professionals and other integrated forest products companies such as Louisiana-Pacific, Boise, Roseburg Forest Products and Georgia-Pacific. Sales to Japan and other overseas markets are handled by Interior Export Lumber Sales Ltd., or Interex, a cooperative sales company owned by six western Canadian forest product companies, including ourselves. Within Interex, we are the sole wood panel producer, providing both OSB and specialty overlaid plywood products. The combined volume and mix of products provided by Interex enables the members to more effectively compete against other large-scale, integrated forest product companies than would be the case if each member independently employed an export marketing program. Interex maintains sales offices in Vancouver and Tokyo, Japan, and has local representatives in other major markets. Interex receives a commission on the sales that it consummates. Any commission amounts exceeding Interex’s operating costs are refunded to its members on a yearly basis based on volumes shipped. We also have sales agents in a number of overseas markets that service key OSB and specialty overlaid plywood customers.

     The following table sets out our net sales by region for the fiscal years 2001, 2002 and 2003.

	2001	2002	2003
	(in thousands)
Geographic sales information
Canada	$49,271	$69,078	$84,278
United States	227,462	246,928	362,737
Japan and other	38,673	33,194	26,664
Europe	11,258	6,855	7,394

Total	$326,664	$356,055	$481,073

     A key component of our business strategy is to target higher-end niche markets where products successfully compete on the basis of superior quality and performance while maintaining a low-cost position on commodity sheathing OSB products. To this end, we have been active in understanding customer needs as they relate to the growing acceptance of engineered wood systems for housing construction. Additionally, we continue to identify new market opportunities in non-construction sectors and are responding by developing products with the required performance attributes. See “Research and Development”.

     Competition

     We compete in North America and in Japan with numerous wood products companies, ranging from very large integrated firms, several of which are larger than we are, to smaller firms that manufacture only a few items. We also compete indirectly with many firms that manufacture substitutes for wood building materials.

     In the North American market for commodity sheathing OSB, we compete principally with numerous plywood sheathing producers and other North American OSB producers such as Weyerhaeuser, Tolko, Slocan, Louisiana-Pacific and Grant Forest Products, depending on market destination and producing mill location. Factors including production costs, freight charges and market dynamics between producing and consuming regions have an impact on the competitive position of all potential structural panel suppliers in a given market. OSB’s significant cost advantage over plywood continues to support OSB market growth.

     In the value-added OSB product lines, differentiation based on product quality, technical know-how and customer service — along with our strategic brand positioning — has sheltered us from intense competition from other, mostly commodity-driven OSB producers. We sell value-added AinsworthEngineered® webstock and rimboard OSB to most engineered floor systems manufacturers including Boise, Louisiana-Pacific, Roseburg Forest Products and Pacific Wood Tech, enabling them to more effectively compete with Trus Joist (a Weyerhaeuser business), currently the world leader in engineered wood production and marketing.

     The introduction of OSB to the Japanese market is relatively new. Although OSB currently represents only a small proportion of the Japanese panel market, we expect OSB to capture an increasing share of the structural panel market. We had a leading position with an estimated 54% market share for OSB in the year ended December 31, 2003. Other North American OSB producers have generally played only a peripheral and opportunistic role in this market. Our principal competition in Japan remains Indonesian and Malaysian plywood and domestic softwood plywood.

     For the past several decades, two companies have dominated the North American market for specialty overlaid plywood: Ainsworth and Olympic Panel (formerly Simpson Timber). Olympic Panel is our primary competitor and has a similar manufacturing and marketing approach to their business. Over the years, opportunistic, smaller-size producers have attempted to make inroads into this market but have succeeded only to a very limited extent. We believe that the current competition encountered from cheaper, non-overlaid concrete-forming plywood will gradually erode as end-users become educated about the benefits and the installed cost-effectiveness of an initially more costly product line.

     Research and Development; Intellectual Property

     We focus our research and development efforts on improving manufacturing efficiencies and developing new or improved products designed to expand the offering of our AinsworthEngineered® OSB and specialty plywood products including our Pourform® brands of concrete forming products. We also actively work with our customers to develop customized engineered wood products using the modern, versatile manufacturing equipment in place at our 100 Mile House, Grande Prairie and Savona facilities. For instance, we often test engineered strand wood products with enhanced structural properties for certain North American customers that may lead to new market opportunities by providing cost effective alternatives to products offered by our competitors. Beyond our immediate focus on our current customers needs, we are also working to enhance strategic alliances with industry and educational facilities to foster the development of longer-term opportunities. We own several trademarks, trade names and patents in connection with our OSB and specialty plywood products.

     Employees and Labor Relations

     We currently employ approximately 900 people. Our hourly employees in British Columbia are covered under collective bargaining agreements with the Industrial, Wood and Allied Workers of Canada, or IWA. In 2003, we renewed our collective bargaining agreements with the IWA, which had expired on June 30, 2003. The renewed agreements have six year terms and expire on June 30, 2009, and cover approximately 500 employees at our Lillooet, Savona and 100 Mile operations. The collective bargaining agreement with the IWA at our temporarily closed Abbotsford operation expired on June 30, 2003, and we are currently negotiating with the IWA. We also have approximately 150 salaried employees in British Columbia, engaged in sales, woodlands, manufacturing, supervisory and administrative activities. We employ approximately 200 people in our non-union Grande Prairie, Alberta operations. In addition, Footner employs approximately 150 people at the jointly-owned non-union High Level OSB facility. We also engage independent contractors in British Columbia and Alberta, who provide logging, trucking and road building services on a year-round basis.

     Legal Proceedings

     From time to time, we are involved in legal proceedings relating to claims arising out of our operations in the ordinary course of business. We do not believe there are any material proceedings pending or threatened against us or any of our properties.

C. Organizational Structure

     The Company’s business and property interests are held either directly or through wholly owned subsidiaries.

D. Property, plant and equipment

     Overview

     We own and operate three OSB facilities, two 100% owned facilities in 100 Mile House, British Columbia and Grande Prairie, Alberta, and a 50% interest in an OSB plant in High Level, Alberta. The company also owns a specialty plywood plant at Savona, British Columbia, a veneer plant in Lillooet, British Columbia, and a finger-joining facility in Abbotsford, British Columbia.

     On April 14, 2004, we entered in to an agreement to purchase 100% of the outstanding common and Class A preferred shares and the net working capital of Voyageur Panel Limited for US$159,000,000 plus net working capital plus the lesser of US$10,000,000 and two thirds of the amount, if any, by which the weighted average mill net price received by Voyageur exceeds a specified level. Voyageur Panel owns an OSB mill based in Barwick, Ontario. Upon closing this purchase the company will be operating four OSB facilities.

     Facilities

     Within the last 10 years we have been involved in the construction of three OSB facilities in western Canada including 100 Mile House in British Columbia (completed in 1994), Grande Prairie in Alberta (completed in 1995) and High Level in Alberta (completed in

2000). We also operate a specialty overlaid plywood mill in Savona, British Columbia, an associated veneer plant in Lillooet, British Columbia, and own a temporarily-closed finger-joined lumber mill in Abbotsford, British Columbia. Our facilities represent total annual capacity of approximately 1,525 mmsf of OSB (1,965 mmsf including the Voyageur facility) and 155 mmsf of specialty overlaid plywood and 55 million board feet of finger-joined lumber. We have some of the most modern, productive manufacturing facilities in North America — our OSB manufacturing assets average less than eight years of age and our specialty overlaid plywood assets underwent a major modernization in 1998. We believe our modern facilities will require only modest maintenance capital expenditures for the foreseeable future. In fiscal 2004, we expect to have capital expenditures of approximately $10 million to maintain current operations (approximately $13.0 million including expected capital expenditures relating to the Voyageur facility).

Capacity
Oriented Strand Board (mmsf)
100 Mile House, British Columbia	425
Grande Prairie, Alberta	670
High Level, Alberta (50%-owned by us)(1)	430

1,525
Specialty Overlaid Plywood (mmsf)
Savona, British Columbia (Plywood)	155
Lillooet, British Columbia (Veneer)	215

370
Finger-joined Lumber (million board feet)
Abbotsford, British Columbia	55

(1)	This facility is in its ramp-up phase. Its design capacity is 860 mmsf per year and 50% of the production is ours. The mill is currently running at approximately 75% of design capacity.

     Oriented Strand Board

     We jointly own the OSB facility at High Level, Alberta. This facility, which is designed to be the largest OSB facility in the world at 860 mmsf per year design capacity, is owned by the co-owners in equal one-half shares. The plant site and log yard occupy approximately 643 acres of lands owned by the co-owners and is directly serviced by rail. The High Level OSB facility is operated for the co-owners by Footner Forest Products Ltd. Footner is also jointly-owned in equal shares by us and the co-owner. Footner is a service company that operates the plant as the agent for the co-owners and not for its own account. All of the costs incurred by Footner in so doing are reimbursed by the co-owners and the co-owners take away their respective one-half shares of production from the plant for sale for their own account. We and the co-owner have each invested approximately $145 million in the capital assets to construct the facility. We believe the High Level OSB facility will be one of the world’s lowest-cost producers of commodity sheathing OSB once full production is achieved. At full capacity the plant will consume about 1.35 million m3 of fiber annually. By agreement between the co-owners, the plant primarily produces commodity sheathing OSB for the North American market. High Level utilizes modern technology with a 12-foot wide forming line and continuous press. High Level has low-cost timber allocations granted by the government of Alberta and long-term volume supply agreements that together provide approximately 92% of its timber needs at full capacity. This timber is secured through 2016 at very competitive stumpage rates. The facility, which commenced operations in October 2000, is now operating at approximately 75% of design capacity and continues to ramp-up to design capacity. High Level contributed approximately 281 mmsf to our total OSB sales volume for the year ended December 31, 2003, and we expect our share of production will be increased to 430 mmsf per year once the facility is operating at design capacity. For more details regarding the co-ownership arrangements for the High Level plant, see “Co-Ownership Arrangements for High Level”.

     In 2002, Footner, on behalf of the owners of High Level, entered into a Forest Management Agreement with the Province of Alberta and Tolko Industries Ltd. which provides High Level with a long-term agreement to establish, grow, harvest and remove all deciduous timber on a sustained yield basis within the area covered by the FMA.

     Our OSB facility at Grande Prairie, Alberta, which was completed in December 1995, is the second-largest capacity single-line OSB facility (after the High Level OSB facility) in the world. We originally built the Grande Prairie facility with a design capacity of 540 mmsf per year and currently operate the facility at approximately 670 mmsf per year, or 24% above original design capacity. The operation occupies approximately 160 acres of land owned by us and is serviced by rail. The facility uses a 12-foot wide forming line and press that provides the flexibility to produce, on a cost-efficient basis, a variety of panel dimensions and grades to suit both North American and Japanese markets. At full capacity, the facility will consume approximately 968,000 m3 of fiber annually. Grande Prairie’s low-cost position is supported by an abundant low-cost fiber supply, economies of scale and superior up-time and on-grade performance. In 2002, we invested approximately $9 million in Grande Prairie to increase this facility’s productive capacity and reduce production costs.

     Our OSB facility at 100 Mile House, British Columbia was completed in August 1994. We originally built 100 Mile House with a design capacity of 360 mmsf per year and currently operate the facility at approximately 425 mmsf per year, or 18% above original design capacity. At full capacity, the facility consumes approximately 638,000 m3 of fiber annually. The operation occupies approximately 57 acres of land owned by us and is directly serviced by rail. This facility is our principal source of value-added OSB products for both our North American and Japanese customers. For the year ended December 31, 2003, 63% of production was value-added OSB products. The facility’s proximity to the port of Vancouver provides a significant competitive advantage on shipping costs and delivery time to the growing Japanese market, where we are the market leader. This facility has the same product quality certifications as our Grande Prairie facility. The 100 Mile House facility was the first OSB facility to use a nine-foot wide forming line and press that provides significant efficiency advantages over the more traditional eight-foot wide press and allows us to profitably serve the Japanese market where three-foot board is the standard. In 2000, we were the first OSB producer to install an inline panel stress rating machine to meet quality assurance specifications for Japan’s premium market. The 100 Mile House facility is certified by the APA, the Engineered Wood Association, and its products meet all applicable North American and Japanese Agricultural Standards and building code specifications.

     Our 100 Mile House and Grande Prairie facilities were designed to economically produce three-foot wide panels used in Japanese construction. For example, Grande Prairie is one of the few plants in the world that utilizes a 12-foot wide forming line and press, giving it the flexibility to efficiently produce either three-foot wide panels for the Japanese market or four-foot wide panels for the North American market. We have the largest installed capacity designed to serve the growing Japanese OSB market and are currently the Japanese OSB market leader with an estimated 54% market share for the year ended December 31, 2003. We believe that our ability to effectively compete in Japan is a result of:

•	our press sizes, which can economically produce three-foot wide panels;

•	our proximity to western export terminals;

•	the high quality of our products; and

•	our experienced Japanese sales force.

     We are in the process of acquiring the Voyageur facility, a modern OSB mill for which construction was completed in 1997. The facility has an annual production capacity of approximately 440 mmsf, and for the year ended December 31, 2003, approximately 17% of production was of value-added OSB products. We believe that, for the foreseeable future, the Voyageur facility will require only modest expenditures for maintenance and capital improvements in line with historical averages. We also believe that with minimal additional investment the facility can be improved through initiatives designed to reduce cost and increase production capacity to 500 mms by 2006.

     Specialty Overlaid Plywood

     We own and operate a specialty overlaid plywood mill in Savona, British Columbia, and an associated veneer plant in Lillooet, British Columbia.

     Our Savona mill is the second largest producer of specialty overlaid plywood panels in North America. Specialty overlaid plywood is a high performance wood product used in concrete forms, trailer decking and paint-grade signs and earns premium prices over commodity plywood. The plant is located on a 64 acre site owned by us and is serviced by rail. Specialty overlaid plywood products command premium prices that are less volatile than conventional plywood sheathing and we have typically been able to realize premium margins from our specialty overlaid plywood product line. In addition, we have continued to focus our efforts on developing new products in order to diversify our specialty overlaid plywood product lines and to access broader international markets.

     Our Pourform® brands of concrete forming products are recognized for their superior performance characteristics and longevity. The primary AinsworthEngineered® specialty overlaid plywood product produced at Savona is a medium density overlay concrete forming panel called Pourform-107®, which is used for industrial concrete forming work, including high rise construction, dams and highway infrastructure projects. Pourform-107® is manufactured using a resin-impregnated paper overlay that leaves an architectural finish on the concrete, and enables the panel to be re-used multiple times. The balance of Savona’s production consists of high- density overlaid panels used for concrete forming, decking material for flat deck trailers, and general purpose overlaid panels used for paint grade sign material as well as panels designed specifically for use in flat deck trailers, dry freight vans and intermodal container systems. Savona’s annual capacity is 155 mmsf. Production of plywood at the Savona mill for the fiscal year ended December 31, 2003 was 119 mmsf. All of the Savona mill’s veneer requirements come from our veneer plant in Lillooet.

     Our Lillooet veneer plant produces primarily high quality veneer, principally for use in our Savona specialty overlaid plywood mill. The Lillooet plant has the ability to supply all of our Savona veneer needs; however we also sell spruce, pine and fir veneer products to other plywood producers and industrial veneer users depending on prevailing market conditions. The Lillooet plant site occupies 89 acres and is serviced directly by rail. The mill site is located on land forming part of Lillooet Indian Reserve No. 1 and Cayoose Creek Indian Reserve No. 1. The land is leased under a long-term tenancy agreement with the Federal Department of Indian Affairs and Northern Development. Under the terms of our forest license for the Lillooet timber supply area, we are obliged to operate the Lillooet veneer plant to process an equivalent volume to the volume harvested under that license per year.

     We invested approximately $21 million in our Savona mill and Lillooet plant in the late 1990s to enhance our product offerings and lower our operating costs.

     Finger Joined Lumber

     We own a finger-joined lumber facility in Abbotsford, British Columbia. This facility converts low-value, off-grade and shorter-length lumber purchased on the open market into finger-joined stud lumber products. This is accomplished by removing defects in the purchased lumber and then machining and gluing the remaining pieces together. Finger-joined lumber typically sells at premium prices over natural lumber products. On December 20, 2002, we temporarily shut-down the facility due to market conditions related to the Canada-U.S. softwood lumber dispute.

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

     Overview

     We are principally engaged in the production of OSB and specialty plywood for sale to markets in the United States, Canada, Asia and Europe. Our operating results are affected by prevailing market prices for our principal products, as well as our production volumes and costs of production. Sales of our products are affected by residential and commercial construction and repair and remodeling industries in North America and Japan and, to a lesser extent, the commercial construction industry in Europe. These industries are highly cyclical and are affected by numerous factors, including real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions.

     During 2003, we achieved higher production volumes of both OSB and specialty plywood compared to 2002. OSB production volume was 1,351 mmsf in 2003 compared to 1,284 mmsf in 2002, representing an increase of 5.2%. Production volume at the High Level OSB facility and the Grande Prairie OSB facility increased by 16.7% and 4.5%, respectively, compared to 2002. Meanwhile, production at the 100 Mile House OSB facility was consistent with 2002. Specialty plywood production volume increased by 21.4% during the year from 98 mmsf to 119 mmsf. This increase was primarily due to increased demand for a new concrete forming plywood product and commodity plywood sheathing. Veneer production sold to third parties decreased 12.7% due to the increased demand for veneer at our Savona plywood facility. There was no production of lumber in 2003 because the Abbotsford facility was temporarily closed due to market conditions.

     Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars and we have incurred substantially all of our debt in U.S. dollars. In 2003, over 75% of our revenue was denominated in U.S. dollars, while most of our operating costs were incurred in Canadian dollars. We have not hedged our exposure to fluctuations in U.S. dollar revenue by entering into foreign exchange forward contracts.

     Our value-added OSB products, including our export-standard OSB products, typically carry higher prices and generate greater margins than our commodity sheathing OSB products and tend to be less affected by fluctuations in the economy. As a result, prices and margins for these products tend to be higher and more stable through the economic cycle.

     The Lillooet veneer plant supplies the Savona specialty overlaid plywood mill with veneer for making specialty overlaid plywood. The remaining veneer production is sold to third party plywood producers. When our own plywood production is high due to market conditions, sales of veneer to third parties is generally reduced, and prices for such third party sales are generally higher. Similarly, when our own plywood production is lower due to market conditions, sales of veneer to third parties is correspondingly higher, and prices are generally lower.

     Cost of products sold consists primarily of wood fiber, resins, waxes, labor costs and energy. Wood fiber from timber is the primary raw material used in our operations and is the most significant cost of our manufacturing process. Fiber supply self-sufficiency is a key competitive element, because the direct control and management of fiber supplies partially insulates an operator from fluctuations in the market price of fiber. We supply our manufacturing operations primarily from fiber resources held under long-term agreements with the governments of British Columbia and Alberta, providing a secure supply of fiber on a sustainable basis. Approximately 88% of the fiber requirements for our OSB mills are supplied by the provincial government quotas and allocations, and multi-year fiber agreements with other forest products companies and aboriginal groups. We purchase the balance of our fiber requirements in the open market.

     The year ended December 31, 2003 has seen a significant increase in the pricing of OSB products, which has increased our sales and improved our operating earnings.

     The following table summarizes certain of our results of operations:

	Year ended
	December 31,
	2001	2002	2003
Sales:
OSB	$242.2	$262.1	$394.9
Specialty plywood, and other products	84.5	94.0	86.2

Total	326.7	356.1	481.1
Cost of products sold:
OSB	171.0	184.1	187.5
Specialty plywood, and other products	73.0	79.9	73.4

Total	244.0	264.0	260.9
Selling and administration	22.7	21.9	18.2
Amortization of capital assets	30.4	32.0	33.0
Write-down of capital assets	3.3	1.0	13.7

Operating earnings	26.3	37.2	155.3
Finance expense	60.0	62.5	56.1
Interest and other (income) expense	(2.8)	(2.9)	0.5
Unrealized foreign exchange (gain) loss on long-term debt	17.4	(4.3)	(76.9)

Income (loss) before income tax	(48.4)	(18.1)	175.6
Income tax (recovery) expense	(18.7)	(0.3)	51.9

Income (loss) from continuing operations	(29.7)	(17.9)	123.7
Gain from discontinued operations	4.2	—	—

Net income (loss)	$(25.4)	$(17.9)	$123.7

     Our geographic distribution of sales was as follows:

	Year ended
	December 31,
	2001	2002	2003
All Products
United States	69.6%	69.4%	75.4%
Canada	15.1	19.4	17.5
Japan and other	11.8	9.3	5.5
Europe	3.5	1.9	1.6

	100.0%	100.0%	100.0%

     Our Results of Operations

     Fiscal Year ended December 31, 2003 Compared to Fiscal Year ended December 31, 2002

     Net income for the year ended December 31, 2003 was $123.7 million compared to a net loss of $17.9 million in 2002. The increase in net income was primarily attributable to a $118.1 million or 317.5% increase in operating earnings and a $72.6 million increase in the unrealized foreign exchange gain on U.S. dollar denominated debt from $4.3 million in 2002 to $76.9 million in 2003.

     Sales

     Sales in fiscal 2003 were $481.1 million compared to $356.1 million in fiscal 2002, representing an increase of $125.0 million or 35.1%.

     OSB. Sales of OSB in 2003 were $394.9 million compared to $262.1 million in 2002, representing an increase of $132.8 million or 50.7%. This increase was due to an average price increase of 45.8% and by a 3.3% increase in shipment volumes from 1,299 mmsf in fiscal 2002 to 1,341 mmsf in fiscal 2003. The increased unit volume was due to capacity improvements at the 100 Mile House and High Level facilities. Benchmark OSB prices increased sharply beginning in mid-2003 and peaked at a record US$465 per msf (North Central, 7/16 inch basis) monthly average price in October, well above the previous record of $351 per msf set in July 1999.

     Specialty Overlaid Plywood and Other Products. Sales of specialty overlaid plywood and other products were $86.2 million compared to $94.0 million in 2002, representing a decrease of $7.8 million or 8.3%. This decrease was due primarily to a decrease in lumber and veneer sales only partially offset by an increase in specialty overlaid plywood sales. Lumber revenue was $17.0 million or 94.8% lower than 2002 because the Abbotsford facility has been temporarily closed since December 2002 due to market conditions. Sales of specialty overlaid plywood in 2003 were $71.8 million compared to $61.1 million in 2002, representing an increase of $10.7 million or 17.5%. Specialty plywood volume increased 29.2% from 92 mmsf in fiscal 2002 to 119 mmsf in fiscal 2003. The increase in sales resulted from a 29.2% increase in shipment volumes driven by higher market demand and a 9.1% decrease in average sales price. This lower average sales price is largely attributable to a product mix comprised of an increased proportion of relatively lower-priced commodity plywood sheathing products.

     Cost of Products Sold

     Cost of products sold in fiscal 2003 was $260.9 million compared to $264.0 million in fiscal 2002, representing a decrease of $3.1 million or 1.2%. This decrease is primarily due to the closure of the Abbotsford lumber facility throughout 2003 and was partially offset by increased OSB and specialty plywood shipment volumes.

     OSB. OSB cost of products sold in fiscal 2003 was $187.5 million compared to $184.1 million in fiscal 2002, representing an increase of $3.4 million or 1.8%. This increase was due primarily to a 3.3% increase in OSB shipment volumes generated primarily at the High Level and Grande Prairie facilities and lower unit manufacturing costs resulting from higher production levels.

     Specialty Overlaid Plywood and Other Products. Specialty overlaid plywood and other products cost of goods sold in fiscal 2003 was $73.4 million compared to $79.9 million in fiscal 2002, representing a decrease of $6.5 million or 8.1%. This decrease was due primarily to a decrease in lumber shipments only partially offset by an increase in specialty overlaid plywood shipments. Lumber cost of products sold was $1.4 million in 2003 compared to $16.9 million in 2002, representing a decrease of $15.5 million or 91.7%. Meanwhile, specialty overlaid plywood shipment volume increased by 29.2% in 2003 compared to 2002.

     Selling and Administration

     Selling and administration expense in fiscal 2003 was $18.2 million compared to $21.9 million in fiscal 2002, representing a decrease of $3.7 million or 16.9%. This decrease was due to a number of management initiatives to reduce administration costs.

     Amortization of Capital Assets

     Amortization of capital assets in fiscal 2003 was $33.0 million compared to $32.0 million in fiscal 2002, representing an increase of $1.0 million or 3.1%. Amortization expense increased primarily due to increased production volume at the High Level OSB facility. Increased production volume has an impact on amortization as OSB facilities are amortized using the units of production method.

     Finance Expense

     Finance expense, excluding unrealized foreign exchange gain on U.S. dollar denominated debt, for 2003 was $56.1 million (including $51.2 million of direct interest expense) compared to $62.5 million (including $57.2 million of direct interest expense) in 2002, representing a decrease of $6.4 million or 10.21%. This decrease was primarily due to the year-over-year appreciation of the Canadian dollar relative to the U.S. dollar and a $0.1 million loss related to the redemption of some outstanding 13.875% Notes and 12 1/2% Notes in December 2003.

     We recorded a $76.9 million unrealized foreign exchange gain on our U.S. dollar denominated long-term debt for fiscal 2003 compared to an unrealized gain of $4.3 million in 2002, representing an increase of $72.6 million. The gain in 2003 reflects the year-over-year appreciation of the Canadian dollar relative to the U.S. dollar.

     Interest and other expense for 2003 was $0.5 million compared to income of $2.9 million in 2002. This decrease was related primarily to a foreign exchange loss associated with our working capital.

     Write-down of capital assets for 2003 was $13.7 million compared to $1.0 million in 2002. This increase was primarily due to a $13.3 million write-down of capital assets related to a planned 400 mmsf expansion of the Grande Prairie OSB plant. The company has been unsuccessful in its attempt to secure additional long-term timber tenures. Without confirmation of a secured timber supply, the company has decided not to pursue the expansion of the Grande Prairie facility at this time.

     Income Taxes

     Income tax expense in fiscal 2003 was $51.9 million compared to an income tax recovery of $0.3 million in fiscal 2002. This increase was due to the substantial increase in pre-tax income.

     Fiscal Year ended December 31, 2002 Compared to Fiscal Year ended December 31, 2001

     The net loss for the year ended December 31, 2002 was $17.9 million compared to $25.4 million in 2001. The decrease in the net loss was attributable to several factors, including an $10.9 million or 41.4% increase in operating earnings and a significant reduction in the unrealized foreign exchange loss on U.S. dollar denominated debt from $17.4 million in 2001 to a gain of $4.3 million in 2002. We recorded an income tax recovery of $0.3 million compared to $18.7 million in 2001, reflecting underlying business results and the impact of non-deductible amounts.

     Sales

     Sales in fiscal 2002 were $356.1 million compared to $326.7 million in fiscal 2001, representing an increase of $29.4 million or 9.0%.

     OSB. Sales of OSB in fiscal 2002 were $262.1 million compared to $242.2 million in fiscal 2001, representing an increase of $19.9 million or 8.2%. This increase was due primarily to an 10.1% increase in shipment volumes from 1,179 mmsf in fiscal 2001 to 1,299 mmsf in fiscal 2002. The increase in shipment volumes was partially offset by a decline in average OSB prices of 1.7%. The High Level OSB facility generated a significant portion of the increase in total OSB shipment volume as its results were capitalized until March 31, 2001. Shipment volumes from High Level increased by 56.8% compared to 2001.

     Specialty Overlaid Plywood and Other Products. Sales of specialty overlaid plywood and other products in fiscal 2002 were $94.0 million compared to $84.5 million in fiscal 2001, representing an increase of $9.5 million or 11.2%. This increase was due to increased shipment volume of specialty overlaid plywood and veneer. Specialty plywood volume increased 4.8% from 88 mmsf in fiscal 2001 to 92 mmsf in fiscal 2002. Veneer sales increased by 45.9% to $12.7 million primarily because of a 41.3% increase in shipments.

     Cost of Products Sold

     Cost of products sold in fiscal 2002 was $264.0 million compared to $244.0 million in fiscal 2001, representing an increase of $20.0 million or 8.2%. This increase was due to increased shipment volumes of OSB, specialty overlaid plywood, veneer and lumber.

     OSB. OSB cost of products sold in fiscal 2002 was $184.1 million compared to $171.0 million in fiscal 2001, representing an increase of $13.1 million or 7.7%. The increase in OSB cost of products sold in 2002 was attributable to a 10.1% increase in shipment volume and a 2.1% decrease in per unit production costs.

     Specialty Overlaid Plywood and Other Products. Specialty overlaid plywood and other products cost of goods sold in fiscal 2002 was $79.9 million compared to $73.0 million in fiscal 2001, representing an increase of $6.9 million or 9.5%. This increase was primarily due to a $41.3% increase in veneer shipments, a 35.9% increase in lumber shipments, and a 4.81% increase in specialty overlaid plywood shipments.

     Selling and Administration

     Selling and administration expense in fiscal 2002 was $21.9 million compared to $22.7 million in fiscal 2001 despite our incurring $2.4 million in costs related to the restructuring of our senior management team and the termination of our aircraft lease.

     Amortization of Capital Assets

     Amortization of capital assets in fiscal 2002 was $32.0 million compared to $30.4 million in fiscal 2001, representing an increase of $1.6 million or 5.3%. Amortization expense increased primarily due to the High Level facility results being included for the entire year. Increased production at each of our OSB facilities also had an impact on amortization as OSB facilities are amortized using the units of production method.

     Finance Expense

     Finance expense in fiscal 2002 was $62.5 million (including $57.2 million of direct interest expense) compared to $60.0 million in fiscal 2001, (including $51.7 million of direct interest expense) representing an increase of $2.5 million or 4.2%. Finance expense increased by $2.5 million as a result of the increase in total borrowings upon issuance of the 13.875% Notes December 20, 2001.

     Income Taxes

     We recorded an income tax recovery of $0.3 million in 2002 compared to $18.7 million in 2001 reflecting underlying business results and the impact of non-deductible amounts.

     Outlook

     Strong homebuilding activity and low inventories in key markets led to record high OSB prices in the second half of 2003 and allowed us to generate excellent operating earnings. We believe that OSB pricing will remain strong in the near term as low mortgage rates and improved economic growth will support a relatively high number of North American housing starts and home renovations. We should also continue to benefit from increased OSB production as our High Level OSB facility continues to ramp-up to design capacity and the Grande Prairie OSB facility realizes the benefits from recent capital improvements. Meanwhile, we will continue to maintain our operational focus on productivity improvements, cost reductions and increasing the volume of value-added AinsworthEngineered® wood products.

     Market Risk

     Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Our existing senior secured notes are not subject to interest rate fluctuations because the interest rate is fixed for the term of the debt.

     A significant portion of our products are sold in U.S. dollars. Most of our costs, other than interest payable on the Notes and our existing senior secured notes, which are payable in U.S. dollars, will be payable in Canadian dollars and, therefore, our financial results are subject to foreign currency exchange rate fluctuations. A significant appreciation in the value of the Canadian dollar in terms of the U.S. dollar, while other factors remain constant, will cause a relative decline in our revenues and our cash flow will be diminished.

     We have not used derivative financial instruments to mitigate the influence of market risk but we may do so in the future.

     Critical Accounting Policies

     Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements.

     Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise risk impairment of our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.

     Loss contingencies. Our estimates of our loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.

     Valuation of Long-Lived Assets. On a quarterly basis, we review the long-lived assets held and used by us (primarily property, plant, and equipment, construction in progress and timber and logging roads) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. During 2003, we recorded a $13.3 million write-down of capital assets related to a planned expansion of the Grande Prairie OSB plant. The planned expansion involves the addition of a second manufacturing line alongside the existing OSB plant to produce a further 400 mmsf of OSB and specialty products, and the construction of a hardwood sawmill. The company has been unsuccessful in its attempt to secure additional long-term timber tenures. Without confirmation of a secured timber supply, the company has decided not to pursue the expansion of the Grande Prairie facility at this time. We reviewed the carrying value of our other capital assets, including construction in progress, at December 31, 2003, and believe that our reported values are reasonable based on the current circumstances.

     Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.

     Future Income Tax Assets. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

U.S. GAAP Reconciliation

     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. To the extent applicable to our consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described in note 22 to our consolidated financial statements included elsewhere in this annual report.

B. Liquidity and Capital Resources

     Our continuing operations generated $133.6 million of cash after changes in non-cash working capital in fiscal 2003. Non-cash working capital increased $12.7 million in this period. The increase in non-cash working capital was due to an increase in accounts receivable attributable to higher OSB prices, an increase in inventories, and a decrease in accrued liabilities related to our long-term debt with the year over year appreciation in the Canadian dollar relative to the U.S. dollar. In fiscal 2002, our operations generated $7.4 million of cash after changes in non-cash working capital. Non-cash working capital increased $7.5 million in fiscal 2002 primarily due to an increase in log inventories and recognition of higher spare parts inventory levels at two of our facilities.

     Net cash used for investing activities was $8.2 million in 2003 compared to net cash used for investing activities of $14.2 million in 2002. Capital expenditures in 2003 were $8.2 million compared to $14.1 million in 2002. Our capital expenditures in 2003 were focused on several small-scale maintenance of business and profit improvement projects at all facilities except Abbotsford. The majority of our 2002 capital expenditures were on profit improvement projects at the Grande Prairie and High Level OSB facilities, including $9.2 million invested in three capital projects at Grande Prairie to increase this facility’s productive capacity by approximately 12% and reduce production costs. In fiscal 2004, we expect to have capital expenditures of approximately $10 million to maintain our current operations.

     Cash flows used in financing activities totaled $11.5 million in 2003 compared to cash flows from financing activities of $39,000 in 2002. The increase in cash flow used in financing activities was due to a redemption of US$5.9 million principal amount of 13.875% Notes and US$1.9 million principal amount of 12 1/2% Notes in December 2003.

     At December 31, 2003 we had $194.1 million in cash and cash equivalents compared to $80.2 million at December 31, 2002.

     On March 3, 2004, we (1) completed an offering of US$210.0 million principal amount of 6.750% Senior Notes due March 15, 2014 and (2) amended the indentures governing our 13.875% Notes and our 12 1/2% Notes to eliminate substantially all of the covenants and certain events of default relating to the Secured Notes, and to discharge and release the related security documents. In addition, on March 18, 2004, we concluded separate tender offers for US$184.1 million outstanding principal amount of the 12 1/2% Notes and US$89.1 million outstanding principal amount of the 13.875% Notes, in which we purchased US$182.2 million principal amount of the 12 1/2% Notes and US$87.1 million principal amount of the 13.875% Notes.

     On March 15, 2004, we arranged a new five-year revolving credit facility with a commercial lender. Our new credit facility allows us to borrow up to $50.0 million, subject to a borrowing base determined by the amount of our eligible accounts receivable and inventory, which may reduce the total borrowings available. The new credit facility has been secured by a first priority interest on eligible accounts receivable and inventory.

     Our cash flow is subject to general economic, industry, financial, competitive, legislative, regulatory and other factors, including economic conditions in North America, that are beyond our control. Our business may not generate cash flow in an amount sufficient to fund our liquidity needs, which would severely curtail our ability to continue operations. If our cash and operating cash flow is insufficient to meet our operational expenses and debt service obligations we will have to consider several options available to us including, raising additional equity, sales of assets or seeking consent to incur additional indebtedness. These options may not be available to us at all or on satisfactory terms.

C. Research and Development, Patents and Licenses

     We focus our research and development efforts on improving manufacturing efficiencies and developing new or improved products designed to expand the offering of our AinsworthEngineered® OSB and specialty plywood products including our Pourform® brands of concrete forming products. We also actively work with our customers to develop customized engineered wood products using the modern, versatile manufacturing equipment in place at our 100 Mile House, Grande Prairie and Savona facilities. For instance, we often test engineered strand wood products with enhanced structural properties for certain North American customers that may lead to new market opportunities by providing cost effective alternatives to products offered by our competitors. Beyond our immediate focus on our current customers needs, we are also working to enhance strategic alliances with industry and educational facilities to foster the development of longer-term opportunities. We own several trademarks, trade names and patents in connection with our OSB and specialty plywood products.

     We actively work with our customers to develop engineered wood products that suit their individual needs. The modern, versatile manufacturing equipment in place at our 100 Mile House and Grande Prairie facilities and Savona mill enables us to develop and manufacture value-added OSB and specialty overlaid plywood products. By actively working with the market, we endeavour to continually develop engineered wood products, which service its’ needs. This focus and our modern, versatile facilities enable Ainsworth to develop and manufacture value-added OSB and specialty overlaid plywood products. Our research and development efforts have resulted in several promising new products that are undergoing field-testing, and we intend to release several new products and “brands” in the future. In fiscal 2001, 2002, and 2003, we spent $400,820, $210,830, and $385,500 on research and development.

D. Trend Information

     See information provided above in Item 5.A hereof.

E. Off-Balance Sheet Arrangements

     We do not have any material off-balance sheet arrangements other than letters of credit pledged for collateral in the amount of $6.2 million at December 31, 2003. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, results of operation, liquidity or capital expenditures or resources that is material to investors.

F. Contractual Obligations

     The following table summarizes the timing of payments for which we have contractual obligations as of March 31, 2004:

	Payment due by Period
Contractual		Less than			After
Obligation	Total	1 year	2-3 years	4-5 years	5 years
	(in thousands of US$)
Senior Notes(1)	355,872	12,269	29,215	33,272	281,116
Capital Lease Obligations(2)	420	155	265	—	—
Operating Lease Obligations(2)	3,267	1,556	1,535	166	— (3)

(1)	Under the indentures governing our 6.75% Senior Notes, we are required to make interest payments in the amount of US$7.1 million each June 30 and December 30. These notes mature on March 15, 2014. Under the indentures governing our other outstanding senior notes, we are required to make interest payments in the amount of US$0.2 million each January 15 and July 15 and in the amount of US$0.1 million each April 15 and October 15. These notes mature on July 15, 2007.

(2)	The following are U.S. equivalents using an exchange rate of US$0.7643=$1.00, the inverse of the noon buying rate on March 31, 2004.

(3)	We do not include operating lease obligations beyond five years in our financial statements.

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

Name	Age	Title
Brian E. Ainsworth	61	Chairman, Chief Executive Officer and Director since May 1993
D. Allen Ainsworth	62	President and Director since May 1993
Catherine E. Ainsworth	45	Chief Operating Officer, Secretary since November 2001 and Director since May 1993
Robert Allen	46	Chief Financial Officer since November 2003
David Ainsworth	83	Director since May 1993 and co-founder of Ainsworth
Susan Ainsworth	82	Director since May 1993 and co-founder of Ainsworth
D. Michael Ainsworth	41	Executive Vice-President, since May 2002
Kevin Ainsworth	38	Senior Vice-President, B.C. Timberlands and Solid Wood Group
Douglas Ainsworth	39	Senior Vice-President, Marketing
K. Gordon Green(1)(2)	69	Director since May 1993. Until October 1993 he was a Vice President and Director, RBC Dominion Securities Inc
Morley Koffman(2)	74	Director since May 1993. He is a lawyer with the law firm Koffman Kalef
W. Gordon Lancaster(1)(2)	60	Director since May 1993. He is Chief Financial Officer of Ivanhoe Energy Inc
Ron B. Anderson (1)(2)	51	Director since May 12, 2003. He is President of North Point Capital Corp

(1)	Member of the Audit Committee and the Compensation Committee

(2)	Member of the Corporate Governance Committee

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

     Robert Allen has served as our Chief Financial Officer since November 2003. Prior to joining us, Mr. Allen served as Chief Financial Officer and Vice President of a startup, high technology advertising company located in Vancouver. Previously, Mr. Allen spent eight years working for Skeena Cellulose Inc., a large integrated forest products company in British Columbia, including his last position as Chief Financial Officer and Vice President of finance from 2000 to 2002. Before joining Skeena in 1994, Mr. Allen held a senior financial position at Western Forest Products Ltd. for a three year period. Mr. Allen also worked for the accounting firm of Coopers & Lybrand from 1986 to 1991. Mr. Allen is a graduate of the University of British Columbia and is a Chartered Accountant.

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

     W. Gordon Lancaster has been a director since May 1993. Mr. Lancaster, a Chartered Accountant, currently serves as Chief Financial Officer of Ivanhoe Energy Inc., a Vancouver-based international natural gas, oil and energy company. Mr. Lancaster was with Deloitte & Touche LLP for 20 years, including five years as partner. He also has more than 20 years of experience in senior financial positions serving as Chief Financial Officer of First City Group, Vancouver International Airport Authority, Lions Gate Entertainment Corp., Power Measurement Inc. and Xantrex Technology Inc.

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

B. Compensation

     The following table provides a summary of compensation for the fiscal year ended December 31, 2003 paid by us to our Chief Executive Officer and each of our four other most highly compensated executive officers who were serving as executive officers as at December 31, 2003, who we refer to in this annual report as our Named Executive Officers.

Summary Compensation Table

		Annual Compensation			Long-term Compensation
					Awards		Payouts
					Securities
					Under	Restricted	Long-term
					Options/	Shares or	Incentive
				Other Annual	SARs	Restricted	Plan
		Salary	Bonus	Compensation(1)	Granted	Share Units	Payouts	All Other
Name and Principal Position	Year	($)	($)	($)	(#)	($)	($)	Compensation
Brian E. Ainsworth	2003	—	—	816,000 (2)	—	—	—	—
Chairman and Chief Executive Officer
D. Allen Ainsworth	2003	412,500	385,500	—	—	—	—	—
President
Catherine E. Ainsworth	2003	362,500	435,500	—	—	—	—	—
Chief Operating Officer and Secretary
D. Michael Ainsworth	2003	200,000	150,000	—	—	—	—	—
Executive Vice-President
Douglas I. Ainsworth	2003	200,000	150,000	—	—	—	—	—
Senior Vice-President, Marketing

(1)	The aggregate amount of all perquisites or other personal benefits given to each of the Named Executive Officers named in the table the listed financial year did not exceed 10% of his or her total base salary or compensation and bonus for the year.

(2)	Represents management fees in the amount of $468,750 plus a bonus of $329,250 and an automobile allowance of $18,000. See “Employment Agreement”.

     The aggregate compensation paid to our executive officers and related directors who are not listed above (4 persons), based on 2003 salaries and bonuses, totaled $545,770.

     Compensation of Directors

     During the year ended December 31, 2003, our non-employee, non-related directors were paid a retainer fee of $10,000 per year and a meeting attendance fee of $1,000 per directors’ meeting attended. In connection with participation on committees of our board of directors, non-employee directors were paid a meeting attendance fee of $1,000 per committee meeting attended and non-employee directors acting as chair of committees also earned $2,000 per year for each committee chaired. A total of $90,667 was earned by our non-employee directors as a group for this period. Our non-employee directors are reimbursed for transportation and other out-of-pocket expenses incurred for attendance at meetings of the board of directors and committee meetings.

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

     No pension benefits were paid by the Company in the financial year ended December 31, 2003 to the Named Executive Officers. The actual credited years of service and estimated annual benefits payable upon retirement at normal retirement age (65 years) for the Named Executive Officers are as follows:

	Credited Years of Service	Estimated Annual Benefit
Brian E. Ainsworth	44	$88,200
D. Allen Ainsworth	44	$85,300
Catherine E. Ainsworth	24	$79,300
D. Michael Ainsworth	15	$72,300
Douglas I. Ainsworth	15	$74,900

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

     Audit Committee

     The members of the audit committee are Ron B. Anderson, K. Gordon Green and W. Gordon Lancaster. The Audit Committee is responsible for reviewing our financial reporting obligations, approving our external audit plan and meeting with our external auditors to review performances. This committee reviews applicable accounting procedures and appropriate internal controls and procedures. The audit committee meets with our external auditors at least once each fiscal quarter, and reviews interim results and the annual financial statements prior to their approval by the Board of Directors. It also meets with the external auditors independently of management and is ultimately responsible for retaining and remunerating the external auditors.

     Compensation Committee

     The members of the compensation committee are Ron B. Anderson, K. Gordon Green and W. Gordon Lancaster. The compensation committee meets and makes recommendations to the board of directors relating to the compensation for senior executives and for directors’ fees.

     Corporate Governance Committee

     The members of the corporate governance committee are Morley Koffman, Ron B. Anderson, K. Gordon Green and W. Gordon Lancaster. The corporate governance committee is responsible for making representations to the Board of Directors with respect to developments in the area of corporate governance and the practices of the Board of Directors. It is the responsibility of the Corporate Governance Committee to review, interview and recommend new potential Board members as well as review, interview and recommend new potential Board members as well as reviewing on an annual basis the credentials of all nominees for re-election to the Board. This Committee assesses the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. Orientation and education of new Board members is conducted by meetings by any new Board member with the Chief Executive Officer, the Chief Financial Officer and other long-standing Board members to assist any new director in learning about our key assets and about the industry in which we are involved.

D. Employees

     We currently employ approximately 900 people. Approximately 510 of our hourly employees in British Columbia are covered under a collective bargaining agreement with the Industrial Wood and Allied Workers of Canada. This agreement expires on June 30, 2009. Our 155 salaried employees in British Columbia include sales, woodlands, manufacturing, supervisory and administrative personnel. We employ approximately 205 people in our Alberta operations. In addition, Footner employs approximately 190 people at the jointly-owned High Level OSB facility. We also engage independent contractors in British Columbia and Alberta, who provide logging, trucking and road building services on a year-round basis.

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

     Only the common shares carry voting rights, with each common share carrying the right to one vote. As of May 7, 2004, 14,660,064 common shares were issued and outstanding.

     The following table sets out information as at May 7, 2004 on ownership of our common shares by our Named Executive Officers, directors and any person who beneficially owns 5% or more of either class. At December 31, 2003 there were no outstanding stock options.

	Common Shares beneficially
Name and positions	owned or controlled		% of Class
Brian E. Ainsworth	2,507,186	(1)	17.21%
Chairman, Chief Executive Officer and Director
D. Allen Ainsworth	2,757,186	(2)	18.93%
President and Director
Catherine E. Ainsworth	53,200	(3)	0.37%
Chief Operating Officer, Secretary and Director
D. Michael Ainsworth	7,813		0.01%
Vice President, Marketing and Business Development
Douglas I. Ainsworth	150		0.01%
Senior Vice President, Marketing
David Ainsworth	3,129,188	(4)	21.48%
Director
Susan Ainsworth	—		—
Director
K. Gordon Green	8,888		0.05%
Director
Morley Koffman	12,888		0.07%
Director
W. Gordon Lancaster	2,000		0.01%
Director
Grant Forest Products Corp.(5)	4,849,600		33.2%
All directors and executive officers as a group (12 people) own 8,487,012 common shares

(1)	These shares are controlled through 2468 Holdings Ltd.

(2)	These shares are controlled through 5678 Enterprises Ltd.

(3)	Catherine Ainsworth owns 53,200 common shares and also owns 4% of the outstanding voting shares of 1234 Holdings Ltd., which owns 3,108,188 common shares. The common shares owned by 1234 Holdings Ltd. are to be voted by Catherine Ainsworth as that company’s representative to proceedings of the Company’s shareholders.

(4)	David Ainsworth owns 21,000 common shares. David Ainsworth owns 94% of the outstanding voting shares of 1234 Holdings Ltd. which owns 3,108,188 common shares. The common shares owned by 1234 Holdings Ltd. are to be voted by Catherine Ainsworth as that company’s representative to proceedings of the Company’s shareholders..

     Stock Options

     We have separate stock option plans for employees and non-employee directors. The plans provide that the board of directors may grant options to purchase common shares on terms that the directors may determine, within the limitations of the plans and subject to the rules of applicable regulatory authorities. The aggregate number of common shares reserved for issuance under each plan is fixed at 500,000 common shares for the employees’ plan and 75,000 common shares for the directors’ plan. The exercise price for an option granted under the plans will be determined by the board of directors but may not be less than the closing price of our common shares on the stock exchange on which our common shares principally traded on the day immediately preceding the date of grant. Options granted under the plans are not assignable, except by will or the laws of descent and distribution. The options are exercisable as to 20% of the optioned shares on the date of grant and as to a further 20% of the optioned shares on each of the first, second, third and fourth anniversaries following the date of grant. The term of each option is five years, subject to earlier termination in the event the optionee ceases to be a director or employee by reason of death or termination of directorship or employment. We do not provide any financial assistance to optionees in order to facilitate the purchase of common shares pursuant to the exercise of options granted under the plans. At December 31, 2003 there were no outstanding stock options granted under the plans.

     Employee Participation Share Plan

     An aggregate of 1.5 million Class B Common Shares are authorized for issuance of which 717,500 have been designated for our employee participation share plan. The plan is a significant element in compensation for our senior executives and non-employee directors. It provides that the board of directors may permit designated directors and senior employees to acquire Class B Common Shares on the terms set forth in the plan. The Class B Common Shares may be issued in series under the plan and 1.5 million common shares have been reserved for issuance to provide for the conversion of the Class B Common Shares into common shares.

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

     In 2001, the holders of the Class B Common Shares issued on December 18, 1996 became entitled under the plan to exchange their Class B Common Shares for common shares. On January 16, 2003 we issued 3,162 common shares at a deemed issue price of $4.99 per common share, in exchange for the Class B common shares issued on December 18, 1996. In 2003, the holders of the Class B Common Shares issued on August 11, 1998 became entitled under the plan to exchange their Class B Common Shares for common shares. On April 28, 2003 we issued 15,586 common shares at a deemed issue price of $3.50 per common share, in exchange for Class B common shares issued on August 11, 1998. We then cancelled the Class B common shares issued pursuant to the plan. On July 21, 2003 we issued 600 common shares at a deemed issue price of $3.80 per common share followed by the issuance of 800 common shares on November 30th at a deemed issue price of $6.47 per common share, in exchange for Class B common shares issued on June 25, 1999.On March 29, 2004 the company issued 95,116 common shares in exchange for the remaining 107,500 Class B common shares which were outstanding at December 31, 2003. At May 7, 2004, there were no Class B common share outstanding.

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

     Only the common shares carry voting rights, with each common share carrying the right to one vote. As of May 7, 2004, 14,660,064 common shares were issued and outstanding. The shares held by our major shareholders do not have different voting rights. As of April 30, 2004, 2.1% of our common shares were held of record by 3 holders with addresses in the United States.

     To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the Company’s issued and outstanding common shares as at May 7, 2004, except as follows:

		Percentage of
Name	Number of Shares	Outstanding Shares
Grant Forest Products Corp.(1)	4,849,600	33.1%
1234 Holdings Ltd.(2)	3,108,188	21.2%
5678 Enterprises Ltd.(3)	2,757,186	18.8%
2468 Holdings Ltd.(4)	2,507,186	17.1%

(1)	96% of the outstanding voting shares of 1234 Holdings Ltd. are owned by David Ainsworth and the remainder are owned by Catherine Ainsworth. The Common Shares owned by 1234 Holdings Ltd. are voted by Catherine Ainsworth as that company’s representative in relation to proceedings of the Company’s shareholders. David Ainsworth also owns personally an additional 20,000 Common Shares and Catherine Ainsworth owns personally an additional 53,200 Common Shares.

(2)	98% of the outstanding voting shares of 5678 Enterprises Ltd. are owned by D. Allen Ainsworth and the remainder are owned by his two sons.

(3)	95% of the outstanding voting shares of 2468 Holdings Ltd. are owned by Brian E. Ainsworth and the remainder are owned by his son and a family trust.

B. Related Party Transactions

     The following table set outs information on indebtedness since January 1, 2003 to us of any person who served as an officer or director during the year ended December 31, 2003, including their associates and companies controlled by them. As at December 31, 2003, the aggregate indebtedness owed to us by these persons was $479,591.

		Largest Amount	Amount Outstanding as at
	Involvement of Issuer or	Outstanding During	December 31,
Name and Principal Position	Subsidiary	2003	2003
D. Allen Ainsworth(1)	Lender	$479,591	$479,591

(1)	The indebtedness is of Snow Mountain Contracting Ltd., a company owned by D. Allen Ainsworth. The advances bear interest at the same rate that we receive on our banker’s acceptances and are unsecured and repayable on demand.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Senior Secured Notes

     There is currently no organized public market for the 6.75% Senior Unsecured Notes, the 12.50% Senior Secured Notes or the 13.875% Senior Secured Notes, and the Company does not intend to apply for a listing of the Senior Secured Notes on any securities exchange.

     The 6.75% Senior Unsecured Notes were issued under an Indenture dated as of March 3, 2004 between the Company and the Bank of New York, as trustee. The 12.50% Senior Secured Notes were issued under an Indenture dated as of July 10, 1997 between the Company and the Bank of New York, as trustee. The 13.875% Senior Secured Notes were issued under an Indenture between the Company and the Bank of Nova Scotia Trust Company of New York as the trustee.

     Common Shares

     The Company’s common shares are traded on The Toronto Stock Exchange under the symbol ANS.TO. Using information from published sources the following information shows the high and low trading values of the Company’s common shares for the periods indicated:

Annual Share Price Information

For the year ended	High	Low
December 31, 2003	$12.66	$3.00
December 31, 2002	$6.00	$3.00
December 31, 2001	$6.25	$3.10
December 31, 2000	$8.30	$3.75
December 31, 1999	$12.85	$2.80

Quarterly Share Price Information

For the quarter ended	High	Low
March 31, 2004	$29.90	$12.20
December 31, 2003	$12.66	$6.20
September 30, 2003	$8.05	$4.50
June 30, 2003	$4.40	$3.00
March 31, 2003	$4.30	$3.35
December 31, 2002	$4.10	$3.00
September 30, 2002	$4.95	$3.26
June 30, 2002	$5.75	$4.00

Monthly Share Price Information

For the month ended	High	Low
April 30, 2004	$30.00	$26.57
March 31, 2004	$29.95	$25.75
February 28, 2004	$28.88	$14.49
January 31, 2004	$15.91	$11.88
December 31, 2003	$12.95	$11.12
November 30, 2003	$12.50	$6.50

B.	Plan of Distribution

Information not required for annual report.

C.	Markets

The Company’s common shares are traded on The Toronto Stock Exchange under the symbol ANS.TO.

D.	Selling Shareholders

Information not required for annual report.

E.	Dilution

Information not required for annual report.

F.	Expenses of the issue

Information not required for annual report.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Information not required for annual report.

B.	Memorandum and Articles

Information disclosed in Item 10.B of the annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed by the Company with the SEC on May 17, 2002 is hereby incorporated by reference herein.

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

With the written consent of the holders of the majority of the Company’s 12 ½% Senior Secured Notes due July 15, 2007, the Company, Steen River Forest Products Ltd. (“Steen River”) and The Bank of New York, as trustee, entered into a First Supplemental Indenture made as of the 14th day of February 2001 under which the terms of the Company’s Senior Secured Notes were amended to include the following:

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

With the written consent of the holders of the majority of the Company’s 12 ½% Senior Secured Notes due July 15, 2007, the Company, Steen River and The Bank of Nova Scotia Trust Company of New York, as trustee, entered into a Second Supplemental Indenture made as of the 20th day of December 2001, under which the terms of the Company’s Senior Secured Notes were amended to include the following:

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

On December 20, 2001, the Company issued US$95,000,000 aggregate principal amount of 13.875% Senior Secured Notes due July 15, 2007, as unconditionally guaranteed by Steen River, in a private placement in the United States and outside the United States (the “Original Notes”), under an indenture dated as of December 20, 2001, among the Company, Steen River and the Bank of Nova Scotia Trust Company of New York, as trustee (the “Indenture”). The Indenture restricts the Company’s ability and the ability of certain of its subsidiaries to:

a)	incur additional indebtedness and issue equity; make investments;

b)	declare or pay dividends or make other distributions;

c)	incur payment restrictions that other parties impose;

d)	conduct transactions with affiliates;

e)	make asset sales and use proceeds from permitted asset sales;

f)	make capital expenditures;

g)	incur liens;

h)	consolidate or merge with or into, or transfer all or substantially all of the Company’s assets to another person;

i)	use the net proceeds from the offering of the Original Notes; and

j)	modify the terms of the relationship with the co-owner of the High Level OSB facility as expressed in the memorandum of agreement relating to the facility.

These covenants are subject to important qualifications and limitations. For more details, see the section “Description of the Notes – Covenants” contained in Amendment No. 2 to the Company’s registration statement on Form F-4 (file no. 333-83230) filed with the United States Securities and Exchange Commission on April 15, 2002.

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

8.	Indenture made as of the 3rd day of March 2004, among the Company and The Bank of New York, as trustee .

On March 3, 2004, we issued US$210,000,000 aggregate principal amount of 6.750% Senior Secured Notes due March 15, 2014 in a private placement in the United States and outside the United States (the “Original Notes”), under an indenture dated as of March 3, 2004, among the Company and The Bank of New York, as trustee (the “Indenture”). The Indenture restricts our ability and the ability of certain of our subsidiaries to:

a)	incur additional indebtedness and issue equity; make investments;

b)	declare or pay dividends or make other distributions;

c)	incur payment restrictions that other parties impose;

d)	conduct transactions with affiliates;

e)	make asset sales and use proceeds from permitted asset sales;

f)	make capital expenditures;

g)	incur liens;

h)	consolidate or merge with or into, or transfer all or substantially all of the Company’s assets to another person;

9.	Loan Agreement dated as of the 15th day of March 2004, among the Company and GMAC Commercial Finance Corporation - Canada

On March 15, 2004 we executed a credit agreement for a senior secured revolving credit facility with a commercial lender. The new credit facility is a five-year revolving credit facility permitting maximum aggregate borrowings of $50.0 million, subject to a borrowing base consisting of up to 85% of eligible accounts receivable plus up to 65% of eligible raw material and finished goods inventory with advances not to exceed 85% of the net orderly liquidation value of the inventory.

Up to $50.0 million is available to us under the new credit facility, subject to the borrowing base, which may reduce the total borrowings available to us. This credit facility is guaranteed by all of our wholly-owned subsidiaries. This credit facility is secured by all of our and any guarantors’ presently owned and hereafter acquired accounts receivable and inventory. Liens and/or security interests on our and any guarantors’ accounts receivable and inventory are prohibited.

This credit facility requires us to maintain at least $10.0 million of excess availability of the borrowing base over actual borrowings under the facility or a fixed charge coverage ratio of 1:1. In addition, a borrowing base surplus of $5 million must be maintained at all times.

10.	Share Purchase Agreement made as of the 14th day of April 2004, among Boise Cascade Corporation, Abitib- Consolidated company of Canada, the Northwestern Mutual Life Insurance Company, Allstate Insurance Company, and Voyageur Panel Limited and Ainsworth Lumber Co. Ltd.

On April 14, 2004, we entered into a definitive agreement to acquire all of the outstanding shares of Voyageur Panel Limited, a private Canadian company owned by Boise Cascade Corporation (47% owner), Abitibi Consolidated Company of Canada (21% owner), the Northwestern Mutual Life Insurance Company (17% owner) and Allstate Insurance Company (15% owner). Our acquisition of Voyageur, which is expected to close on May 19, 2004. In connection with the acquisition, we will be required to pay the sellers a purchase price of approximately US$159 million, and an additional amount of US$34 million for net working capital (subject to adjustment upon closing). In addition, we may be required to pay up to US$10 million in additional consideration on March 31, 2005 in the event that OSB produced by the Voyageur facility is sold at an average price that exceeds Cdn$275 per msf ( 3/8” basis) between the closing of the acquisition and December 31, 2004.

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

     With regard to an investment in common shares of the Company by a WTO Investor, it would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company equals or exceeds a specified amount (the “Review Threshold”), which is revised every year. The Review Threshold is $237 million for investments completed in 2004 and is indexed as of the first of January every year.

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

     Given that the value of the Canadian dollar was US$0.7713 at December 31, 2003, we estimate that had the value of the Canadian dollar increased by US$0.01 to US$0.7813, the value of our US dollar denominated long-term debt as at December 31, 2003 would have decreased by approximately $7.3 million. We also estimate that had the value of the Canadian dollar increased by US$0.01, the annual interest payment amounts on our long-term debt as at December 31, 2003 would have decreased by approximately $0.9 million.

     We are not currently a party to any forward foreign currency exchange contract, or other contract that could serve to hedge our exposure to fluctuations in the U.S./Canada dollar exchange rate.

     Interest Rate Sensitivity

     Our U.S. dollar long-term debt is not subject in the near term to interest rate fluctuations because the interest rate is fixed for the term of the debt.

     Commodity Price Sensitivity

     The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our financial performance is dependent on the selling prices of our OSB products, which have fluctuated significantly in the past. The markets for these products are highly cyclical and characterized by (1) periods of excess product supply due to industry capacity additions, increased production and other factors, and (2) periods of insufficient demand due to weak general economic conditions. Demand for our OSB products is primarily driven by the residential and commercial construction and repair and remodeling industries. These industries in turn are affected by real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions, all of which are beyond our control. In addition, an increased use of “just in time” inventory management in the forest products distribution chain has led to increased volatility due to uneven buying patterns and lower field inventories held in consuming markets. The prices of commodity sheathing OSB and plywood have historically been unpredictable. For example, during the past five years, monthly average prices for North Central OSB have ranged from a low of US$122 per msf (7/16 inches) to a high of US$470 per msf (7/16 inches). We are unable to predict market conditions and selling prices for our commodity sheathing OSB products, which may decline from current levels. The current economic downturn in North America has had an adverse affect on demand and prices for our commodity sheathing OSB products. Continued weakness in the market could reduce our revenues and profitability and could affect our ability to satisfy our obligations under our indebtedness.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Information not required for annual report.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Indebtedness

     There has been no material default in the payment of principal or interest on our outstanding indebtedness since the date of filing of our last annual report on Form 20-F.

B.	Preferred Shares

     We currently have no preferred shares outstanding.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	On February 27, 2004 , we received the required consents from the holders of our 12.5% Senior Secured Notes and the holders of our 13.875% Senior Secured Notes to amend the indentures governing the senior secured notes. The amendments will substantially eliminate all of the covenants and certain of the events of default, and discharge and release all of the security documents.

On March 3, 2004, we successfully completed a refinancing of our Senior Secured Notes. We issued US$210 million 6.75% Senior Unsecured Notes. Together with our existing cash balance we utilized the proceeds from the notes to repurchase US$87.1 million of our 13.875% notes and US$182.2 million of our 12.5% notes.

B.	This disclosure item is not applicable.

C.	By agreement made as the 12th day of February 2001, we transferred to Steen River all of the right, title and interest of the Company in and to the High Level OSB project in exchange for an assumption of debt and the issuance of common shares in Steen River. Prior to amendment of the indentures governing the 13.875% senior secured notes our interest in the High Level OSB project was subject to a security interest granted in connection with the issuance of our 13.875% Senior Secured Notes. The transfer was made pursuant to Section 802 of the Indenture governing the 13.875% Senior Secured Notes.

On April 24, 2001, we completed the sale of the Clinton operations to West Fraser Mills Ltd.

D.	This disclosure item is not applicable.

E.	This disclosure item is not applicable.

F.	This disclosure item is not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Disclosure Controls and Procedures

     Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information that we are required to disclose in reports filed or submitted by us under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated our disclosure controls and procedures as of the end of the period covered by this report and determined that such disclosure controls and procedures are effective.

     Internal Control Over Financial Reporting

     During the twelve months ended December 31, 2003, there was no change in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

     The design of our system of controls and procedures is based, in part, upon assumptions about the likelihood of future events. There can be no assurance that the design of such system of controls and procedures will succeed in achieving its goals under all potential future conditions, regardless of how remote.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS; ACCOUNTANT FEES AND SERVICES

A.	Audit Committee Financial Expert

     The Board of Directors has determined that Mr. Gordon Lancaster, an individual serving on the audit committee of the Company’s Board of Directors, is an audit committee financial expert, as that term is defined in Item 401(h)(2) of Regulation S-K under the Securities Exchange Act of 1934, as amended. The Board of Directors has also determined that Mr. Lancaster is independent.

B.	Code of Ethics

     We have adopted a Code of Conduct that applies to all of our employees including executives, senior officers and members of the board of directors. We have attached a copy of the Code of Conduct as exhibit 14.1.

C.	Principal Accountant Fees and Services

Fees relating to the fiscal year ended December 31	2002	2003
Audit Fees	$177,720	$175,000
Audit-Related Fees	27,150	29,000
Tax Fees	83,000	21,000
Other Fees	443,440	—

Total	$731,310	$225,000

     The Audit Committee has adopted policies and procedures for the pre-approval of audit related, tax services and other non-audit services provided by the auditors. These policies and procedures are summarized below.

     The terms of engagement and scope of the annual audit of the financial statements are agreed to by the Audit Committee in advance of the engagement of the auditors in respect of the annual audit. The Audit Committee approves the audit fees.

     The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Audit Committee must pre-approve the provision of all non-audit services by the auditors and will consider regulatory guidelines in determining the scope of permitted services. The Audit Committee has pre-approved non-audit services in respect of individual assignments for permitted services that meet certain criteria. Assignments outside these parameters must be specifically pre-approved by the Audit Committee in advance of commissioning the work.

     In 2003, the Audit Committee of the Company approved all audit related, tax services and other non-audit services performed by the our auditors.

D.	Exemptions From Listing Standards for Audit Committees

This disclosure item is not applicable.

E.	Purchases of Equity Securities by the Issuer and its Affiliates

This disclosure item is not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have elected to provide financial statements for the financial year ended December 31, 2003 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

     Our financial statements have been prepared on the basis of accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States, except as set forth in “Selected Financial Data” and Note 21 to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit
Number	Title
†1.1	Articles of Incorporation of Ainsworth Lumber Co. Ltd.

†1.2	By-laws of Ainsworth Lumber Co. Ltd.

*2.1	First Supplemental Indenture made as of the 14th day of February 2001 among the Company, Steen River Forest Products Ltd. (“Steen River”) and the Bank of New York, as trustee.

*2.2	Security Agreement and Floating Charge dated February 12, 2001 between Steen River and the Trust Company of Bank of Montreal, as trustee (the “Security Trustee”).

*2.3	Security Pledge Agreement dated February 12, 2001 between the Company and the Security trustee.

*2.4	Assignment of Agreement dated February 12, 2001 between the Company and Steen River, as borrowers and the Security Trustee.

**2.5	Indenture dated December 20, 2001, among the Company, Steen River and the Bank of Nova Scotia Trust Company of New York.

**2.6	Exchange and Registration Rights Agreement dated December 20, 2001, among the Company, Steen River and Goldman, Sachs & Co.

2.7	Indenture dated March 3, 2004, among the Company and Bank of New York.

*4.1	Loan Agreement dated February 12, 2001 between the Company and Steen River, as borrowers, and HSBC Capital (Canada) Inc. and B.C. Pacific Capital Corporation, as lenders.

***4.2	Memorandum of Agreement dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.

**4.3	Promissory Note in favor of Ainsworth Lumber Co. Ltd. from Snow Mtn. Contracting Ltd. in the amount of Cdn$554,216 dated February 13, 2002

**4.4	Promissory Note in favor of Ainsworth Lumber Co. Ltd. from 2468 Holdings Ltd. in the amount of US$259,195 dated February 12, 2002

**4.5	Management and Consulting Agreement between Ainsworth Lumber Co. Ltd. and 2468 Holding Ltd. dated April 25, 1999

†4.6	Pulpwood Agreement No. 16, dated April 26, 1990 and made between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd., as amended.

***4.7	Forest Licence A18700 dated March 24, 1998 and made between The Regional Manager, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd.

**4.8	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation

**4.9	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level

***4.10	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie

**4.11	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie

‡4.12	Asset Purchase Agreement with West Fraser Mills Ltd. dated February 8, 2001

µ±4.13	Inter-Creditor Agreement dated December 20, 2001, among the Company, Steen River, the Trust Company of Bank of Montreal and Computershare Trust Company of Canada

µµ±4.14	Company Security Debenture dated December 20, 2001, between Ainsworth Lumber Co. Ltd. and Computershare Trust Company of Canada

µµ±4.15	Guarantor Security Debenture dated December 20, 2001, between Steen River Forest Products Ltd. and Computershare Trust Company of Canada

µµ±4.16	Securities Pledge Agreement dated December 20, 2001, between Ainsworth Lumber Co. Ltd. and Computershare Trust Company of Canada

µµ±4.17	Assignment of Memorandum of Agreement dated December 20, 2001, among the Company, Steen River and Computershare Trust Company of Canada

µ‡4.18	Assignment of Agreement dated February 12, 2001, as amended on December 20, 2001, among the Company, Steen River and the Trust Company of the Bank of Montreal

4.19	Loan Agreement dated March 15, 2004 between Ainsworth Lumber Co. Ltd. and GMAC Commercial Finance Corporation – Canada, as amended on May 19, 2004.

4.20	Share Purchase Agreement dated April 14, 2004, among Boise Cascade Corporation Abiti- Consolidated Company of Canada, the Northwestern Mutual Life Insurance Company, Allstate Insurance Company, and Voyageur Panel Limited and Ainsworth Lumber Co. Ltd.

µµ±±4.21	Executive Employment Agreement between Ainsworth Lumber Co. Ltd. and James Logan dated December 1, 2001

8.0	List of Material Subsidiaries

14.1	Ainsworth Code of Ethics

31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Title
32.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Ainsworth Lumber Inc. on October 29, 1997 (No. 333-7346)

*	Incorporated by reference to Form 20-F dated June 8, 2001

**	Incorporated by reference to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. on February 19, 2002 (No. 333-83230)

***	Incorporated by reference to Form 20-F filed on May 19, 2000

‡	Incorporated by reference to Form 20-F filed on June 8, 2001

±µ	Incorporated by reference to Amendment No.1 to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. on March 29, 2002 (No. 333-83230)

±±	Incorporated by reference to Amendment No.2 to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. on April 15, 2002 (No. 333-83230)

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 21, 2004

AINSWORTH LUMBER CO. LTD.

	By:	/s/ Robert Allen
Robert Allen
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Title
†1.1	Articles of Incorporation of Ainsworth Lumber Co. Ltd.

†1.2	By-laws of Ainsworth Lumber Co. Ltd.

*2.1	First Supplemental Indenture made as of the 14th day of February 2001 among the Company, Steen River Forest Products Ltd. (“Steen River”) and the Bank of New York, as trustee.

*2.2	Security Agreement and Floating Charge dated February 12, 2001 between Steen River and the Trust Company of Bank of Montreal, as trustee (the “Security Trustee”).

*2.3	Security Pledge Agreement dated February 12, 2001 between the Company and the Security trustee.

*2.4	Assignment of Agreement dated February 12, 2001 between the Company and Steen River, as borrowers and the Security Trustee.

**2.5	Indenture dated December 20, 2001, among the Company, Steen River and the Bank of Nova Scotia Trust Company of New York.

**2.6	Exchange and Registration Rights Agreement dated December 20, 2001, among the Company, Steen River and Goldman, Sachs & Co.

2.7	Indenture dated March 3, 2004, among the Company and Bank of New York.

*4.1	Loan Agreement dated February 12, 2001 between the Company and Steen River, as borrowers, and HSBC Capital (Canada) Inc. and B.C. Pacific Capital Corporation, as lenders.

***4.2	Memorandum of Agreement dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.

**4.3	Promissory Note in favor of Ainsworth Lumber Co. Ltd. from Snow Mtn. Contracting Ltd. in the amount of Cdn$554,216 dated February 13, 2002

**4.4	Promissory Note in favor of Ainsworth Lumber Co. Ltd. from 2468 Holdings Ltd. in the amount of US$259,195 dated February 12, 2002

**4.5	Management and Consulting Agreement between Ainsworth Lumber Co. Ltd. and 2468 Holding Ltd. dated April 25, 1999

†4.6	Pulpwood Agreement No. 16, dated April 26, 1990 and made between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd., as amended.

***4.7	Forest Licence A18700 dated March 24, 1998 and made between The Regional Manager, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd.

**4.8	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation

**4.9	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level

***4.10	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie

**4.11	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie

‡4.12	Asset Purchase Agreement with West Fraser Mills Ltd. dated February 8, 2001

µ±4.13	Inter-Creditor Agreement dated December 20, 2001, among the Company, Steen River, the Trust Company of Bank of Montreal and Computershare Trust Company of Canada

µµ±4.14	Company Security Debenture dated December 20, 2001, between Ainsworth Lumber Co. Ltd. and Computershare Trust Company of Canada

µµ±4.15	Guarantor Security Debenture dated December 20, 2001, between Steen River Forest Products Ltd. and Computershare Trust Company of Canada

µµ±4.16	Securities Pledge Agreement dated December 20, 2001, between Ainsworth Lumber Co. Ltd. and Computershare Trust Company of Canada

µµ±4.17	Assignment of Memorandum of Agreement dated December 20, 2001, among the Company, Steen River and Computershare Trust Company of Canada

µ‡4.18	Assignment of Agreement dated February 12, 2001, as amended on December 20, 2001, among the Company, Steen River and the Trust Company of the Bank of Montreal

4.19	Loan Agreement dated March 15, 2004 between Ainsworth Lumber Co. Ltd. and GMAC Commercial Finance Corporation – Canada, as amended on May 19, 2004.

4.20	Share Purchase Agreement dated April 14, 2004, among Boise Cascade Corporation Abiti- Consolidated Company of Canada, the Northwestern Mutual Life Insurance Company, Allstate Insurance Company, and Voyageur Panel Limited and Ainsworth Lumber Co. Ltd.

µµ±±4.21	Executive Employment Agreement between Ainsworth Lumber Co. Ltd. and James Logan dated December 1, 2001

8.0	List of Material Subsidiaries

14.1	Ainsworth Code of Ethics

31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Ainsworth Lumber Inc. on October 29, 1997 (No. 333-7346)

*	Incorporated by reference to Form 20-F dated June 8, 2001

**	Incorporated by reference to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. on February 19, 2002 (No. 333-83230)

***	Incorporated by reference to Form 20-F filed on May 19, 2000

‡	Incorporated by reference to Form 20-F filed on June 8, 2001

±µ	Incorporated by reference to Amendment No.1 to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. on March 29, 2002 (No. 333-83230)

±±	Incorporated by reference to Amendment No.2 to the Registration Statement on Form F-4 filed by Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. on April 15, 2002 (No. 333-83230)

Independent Auditors’ Report

To the Board of Directors of
Ainsworth Lumber Co. Ltd.

     We have audited the consolidated balance sheets of Ainsworth Lumber Co. Ltd. as at December 31, 2002 and 2003 and the consolidated statements of operations and retained earnings and cash flows for each of the years ended December 31, 2001, 2002 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and December 31, 2003 and the results of its operations and its cash flows for the years ended December 31, 2001, 2002 and 2003 in accordance with Canadian generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
Chartered Accountants
Vancouver, British Columbia
February 14, 2004

AINSWORTH LUMBER CO. LTD.

Consolidated Balance Sheets

As at December 31
(thousands of Canadian dollars)

	Note	2002	2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2	$80,195	$194,054
Accounts receivable, net of allowance for doubtful accounts of $320 (2002 — $646)		23,592	30,242
Inventories	3	50,906	53,153
Investment tax credit recoverable	4	—	30,060
Income taxes receivable		120	—
Prepaid expenses		2,655	3,433

		157,468	310,942
CAPITAL ASSETS	5	369,263	293,502
OTHER ASSETS	7	28,321	23,277

		$555,052	$627,721

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$17,415	$17,985
Accrued liabilities		36,954	29,776
Income taxes payable		—	3,494
Current portion of long-term debt	10	46	250

		54,415	51,505
REFORESTATION OBLIGATION	9	4,634	4,802
LONG-TERM DEBT	10	440,332	352,227
FUTURE INCOME TAXES	13	7,300	47,396

		506,681	455,930

COMMITMENTS AND CONTINGENCIES	15 and 17
SHAREHOLDERS’ EQUITY
Capital stock	11	53,083	53,110
Contributed surplus		375	118
Retained earnings (deficit)		(5,087)	118,563

		48,371	171,791

		$555,052	$627,721

See accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Consolidated Statements of Operations and Retained Earnings (Deficit)

Years ended December 31
(thousand of Canadian Dollars, except share and per share data)

	Note	2001	2002	2003
SALES		$326,664	$356,055	$481,073

COSTS AND EXPENSES
Costs of products sold		244,009	263,968	260,915
Selling and administration		22,698	21,908	18,167
Amortization of capital assets	5	30,377	31,960	32,972
Write-down of capital assets	5	3,306	1,044	13,696

		300,390	318,880	325,750

OPERATING EARNINGS		26,274	37,175	155,323
FINANCE EXPENSE	12
Interest charges		(51,729)	(57,151)	(51,177)
Amortization charges		(8,278)	(5,349)	(4,867)
Loss on repurchase of debt	10	—	—	(81)

		(60,007)	(62,500)	(56,125)
OTHER INCOME (EXPENSE)		2,768	2,901	(508)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON LONG TERM DEBT		(17,401)	4,279	76,932

INCOME (LOSS) BEFORE INCOME TAXES		(48,366)	(18,145)	175,622

INCOME TAX EXPENSE (RECOVERY)	13
Current		1,261	1,777	11,876
Future		(19,976)	(2,049)	40,096

		(18,715)	(272)	51,972

INCOME (LOSS) FROM CONTINUING OPERATIONS		(29,651)	(17,873)	123,650
GAIN FROM DISCONTINUED OPERATIONS	14	4,227	—	—

NET INCOME (LOSS)		(25,424)	(17,873)	123,650
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR		38,210	12,786	(5,087)

RETAINED EARNINGS (DEFICIT), END OF YEAR		$12,786	$(5,087)	$118,563

BASIC AND FULLY DILUTED EARNINGS (LOSS) PER SHARE
Income (loss) from continuing operations		$(2.04)	$(1.23)	$8.49
Gain from discontinued operations		0.29	—	—

Earnings (loss) per share		$(1.75)	$(1.23)	$8.49

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING		14,544,800	14,544,800	14,558,707

See accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Consolidated Statements of Cash Flows

Years ended December 31
(Thousands of Canadian dollars)

	Note	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations		$(29,651)	$(17,873)	$123,650
Amounts not requiring an outlay of cash Amortization of capital assets	5	30,377	31,960	32,972
Amortization of financing costs		1,385	2,567	2,568
Amortization of debt discount		721	854	852
Unrealized foreign exchange (gain) loss; long-term debt		17,401	(4,279)	(76,932)
Loss on repurchase of debt		—	—	81
Amortization of consent and commitment fees		6,172	1,929	1,447
Non-cash stock based compensation		64	29	(230)
Loss (gain) on disposal of capital assets		(26)	7	400
Writedown of capital assets	5	3,306	1,044	13,296
Write-off of security deposits on lease termination		—	980	—
Adjustment to deferred pension assets		(1,461)	9	803
Change in non-current reforestation obligation		624	(218)	168
Utilization of investment tax credit	4	—	—	7,120
Future income taxes		(19,976)	(2,049)	40,096
Change in non-cash operating working capital	20	(36,720)	(7,530)	(12,669)

Cash provided by (used in) operating activities		(27,784)	7,430	133,622
Cash provided by discontinued operations	14	4,812	—	—

		(22,972)	7,430	133,622

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets		(20,110)	(14,113)	(8,236)
Decrease (increase) in other assets		723	(161)	(144)
Proceeds on disposals of capital assets		201	38	151
Discontinued operations, additions to capital assets		(1,650)	—	—
Discontinued operations, proceeds on disposal		29,226	—	—

		8,390	(14,236)	(8,229)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of Senior Secured Notes		151,316	—	—
Redemption of Senior Secured Notes		—	—	(11,985)
Financing costs		(7,007)	—	—
Consent and commitment fees		(14,164)	—	—
Decrease in bank indebtedness		(28,331)	—	—
Increase (decrease) in capital lease obligations		(270)	39	451

		101,544	39	(11,534)

NET CASH INFLOW (OUTFLOW)		86,962	(6,767)	113,859
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		—	86,962	80,195

CASH AND CASH EQUIVALENTS, END OF YEAR		$86,962	$80,195	$194,054

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest (including commitment, bonus and loan fees) paid		$32,091	$58,316	$52,974

Income taxes paid		$1,253	$726	$1,567

See accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

1. SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include estimates and assumptions made by management. These estimates and assumptions affect the reported amounts of assets and liabilities and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

     Canadian GAAP, in the case of the Company, differs in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”) as explained in Note 22.

     The significant accounting policies are:

(a) Basis of consolidation

     These consolidated financial statements include the Company’s proportionate interest in a jointly controlled oriented strand board facility in High Level, Alberta (Note 6) that is held by a wholly-owned subsidiary company, Steen River Forest Products Ltd. (“Steen”). Steen exists for the sole purpose of holding that interest. Steen has no operating results as all of its operations are conducted on behalf of Ainsworth Lumber Co. Ltd. The Senior Secured Notes (Note 10) are secured in part by priority interests on all of the shares of Steen.

(b) Cash and cash equivalents

     Cash and cash equivalents generally consist of cash balances with banks and investments in high grade commercial paper with original maturities of less than three months.

(c) Inventories

     Logs, lumber and panel products are valued at the lower of average cost and net realizable value. Materials and supplies are valued at cost.

(d) Capital Assets

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

Asset	Rate
Buildings	5%
Machinery and equipment	12% - 20%
Office equipment	15%

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

(e) Financing and debt discount costs

     Costs relating to long-term debt are amortized on the straight-line basis over the term of the related debt.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

(f) Reforestation obligation

     Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut.

(g) Foreign currency translation

     Transactions denominated in U.S. dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the year-end exchange rate. Exchange gains and losses, including unrealized foreign exchange gains and losses on long-term debt, are included in earnings.

(h) Earnings per share

     Earnings per share have been calculated using the weighted average number of voting common shares outstanding during the periods.

(i) Income taxes

     Income taxes are accounted for using the asset and liability method. Future income taxes reflect the tax effect, using substantively enacted tax rates, of differences between the book and tax bases of assets and liabilities and the anticipated benefit of losses carried forward for income tax purposes.

(j) Revenue recognition

     Revenue, net of shipping costs, is recognized upon shipment at agreed prices to credit-approved customers, consistent with common forest industry terms of trade.

(k) Employee participation share plan

     The Company has an employee participation share plan which is described in Note 11. The determination of compensatory adjustments measures the difference between market value of the Company’s Common Shares at the reporting date compared to the market value as at the dates of issue of Class B shares and options on the Common Shares. To the extent that these differences are positive, notional compensatory amounts are measured and amortized over five years, the vesting period. Any consideration paid by employees on purchase of stock is credited to share capital.

(l) Employee Benefit Plans

     The Company uses the projected benefit method prorated on services to account for defined benefit pension plans earned by employees. The Company accrues its obligations under employee benefits plans and the related costs, net of plan assets. In determining pension expense, the unrecognized pension surplus or liability, adjustments arising from changes in actuarial assumptions, and experience gains and losses are being amortized on a straight-line basis over the expected average remaining service life of the employee group. The plan assets are valued at market values.

(m) Comparative figures

     Certain comparative figures have been reclassified to conform to the current year presentation.

2. CASH AND CASH EQUIVALENTS

	2002	2003
Cash	$29,975	$2,506
Cash equivalents	50,220	191,548

	$80,195	$194,054

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

3. INVENTORIES

	2002	2003
Logs	$19,777	$21,362
Panel products	13,312	12,598
Materials and supplies	16,451	19,159
Lumber	1,366	34

	$50,906	$53,153

4. INVESTMENT TAX CREDIT RECOVERABLE

     At December 31 2003, the company recognized an unclaimed special investment tax credit in respect of its investment in the Grande Prairie wood processing facilities. The Company recorded the tax credit as a $37,180,000 reduction in the capital cost of the Grande Prairie assets and recognized the portion of the tax credit to be utilized in 2003 as a $7,120,000 reduction to federal taxes payable.

5. CAPITAL ASSETS

	2002	2003
	Net Book		Accumulated	Net Book
	Value	Cost	Depreciation	Value
Property, plant and equipment
Panel product mills	$324,872	$467,595	$205,999	$261,596
Land	1,964	1,964	—	1,964
Other	2,650	11,367	8,209	3,158
Construction in progress	13,201	1,030	—	1,030

	342,687	481,956	214,208	267,748

Timber and logging roads
Timber rights and development costs	11,773	18,498	7,443	11,055
Logging roads	14,803	22,148	7,449	14,699

	26,576	40,646	14,892	25,754
	$369,263	$522,602	$229,100	$293,502

	2001	2002	2003
Amortization expense for the year
Property, plant and equipment	$27,832	$29,560	$31,128
Timber and logging roads	2,545	2,400	1,844

	$30,377	$31,960	$32,972

     In December 2003, the Company provided a write-down of capital assets of $13.3 million in costs relating to the construction and design of the proposed expansion of the Grande Prairie OSB operations. The company has been unsuccessful in its attempt to secure additional long-term timber tenures. Without confirmation of a secure timber supply, the Company has decided not to pursue the expansion of the Grande Prairie facility at this time.

6. THE HIGH LEVEL OPERATION

     The Company has jointly developed an oriented strand board (“OSB”) facility in High Level, Alberta. The Company’s proportionate (50%) share of major assets including plant and equipment is held by a bare trustee corporation, on behalf of the Company, together with the 50% interest of a third party in such assets.

     The Company and the third party also jointly control a company that is responsible for log harvesting and oriented strand board production. The Company reflects its investment in the High Level operation as an interest in jointly controlled operations.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

     The following is a summary of the Company’s proportionate interest in the financial position and cash flow of the High Level operation:

	2002	2003
Assets
Receivables	$1,205	$752
Inventories	5,520	7,641
Prepaid expenses	298	366
Capital assets	128,938	123,676
Current Liabilities
Excess of cheques issued over cash in bank	1,470	1,814
Accrued liabilities and accounts payable	4,800	3,609
Cash Flows
Cash applied to operating activities	3,992	3,816
Cash used for investing activities	3,354	1,689

     Operating results to March 31, 2001 were capitalized as start-up costs pursuant to the Company’s accounting policies.

     By agreement between the Company and its co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, the Company may pay such amounts and recover them from the co-venturer’s share of production. The co-venturer’s share of accounts payable and accrued liabilities amounted to $3,308,000 as at December 31, 2003 and $4,450,000 as at December 31, 2002.

7. OTHER ASSETS

	2002	2003
Advances and deposits	$5,393	$5,537
Accrued benefit asset (Note 16)	4,959	4,156
Unamortized financing costs	17,969	13,584

	$28,321	$23,277

8. BANK LOAN FACILITIES

     As at December 31, 2003 the Company had outstanding letters of credit of $6,228,000 (2002 — $4,548,500) to support the Company’s ongoing business operations. The Company had an unutilized $7,250,000 foreign exchange and future contract credit facility at December 31, 2003.

9. REFORESTATION OBLIGATION

	2002	2003
Balance at beginning of year	$5,771	$5,679
Expense for the year	1,256	2,227

	7,027	7,906
Paid during the year	1,348	1,842

Balance at end of year	$5,679	$6,064

Current, included in accrued liabilities	$1,045	$1,262
Long-term	4,634	4,802

	$5,679	$6,064

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

10. LONG-TERM DEBT

	2002	2003
U.S. $184,600,000 (2002 — U.S.$186,500,000) Senior Secured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	$294,222	$239,334
U.S.$89,085,000 (2002 — U.S.$95,000,000) Senior Secured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	149,872	115,499
Capital lease obligations	97	549

	444,191	355,382
Unamortized deferred debt discount	(3,813)	(2,905)

	440,378	352,477
Current portion	(46)	(250)

	$440,332	$352,227

     In December 2003, the Company repurchased and cancelled U.S.$1,900,000 of the U.S.$184,600,000 Senior Secured Notes and also repurchased and cancelled U.S.$5,915,000 of the U.S.$89,085,000 Senior Secured Notes realizing a total loss of $81,000.

     The U.S.$184,600,000 Senior Secured Notes are secured by a first priority fixed charge on the Company’s 100 Mile House and Grande Prairie mills and a second priority floating charge on the Company’s other properties and assets. The U.S.$89,085,000 Senior Secured Notes are secured by a first priority pledge of shares of Steen (Note 1(a)) and a first priority security interest in the Company’s Savona and Lillooet mills and the Company’s current assets. The indentures governing the Senior Secured Notes contain certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness and pay cash dividends. Under the terms of the indenture governing the U.S.$89,085,000 Senior Secured Notes, the Company was required to create the High Level Qualified Account. This account is to be funded with $10,000,000 on a monthly basis and is used as an imprest fund for the Company’s participation in the High Level operation.

SUBSEQUENT EVENT

     On January 5, 2004 the Company made an offer to purchase up to U.S.$53,625,000 of its outstanding Senior Secured Notes. The total consideration for each U.S.$1,000 principal amounts for notes validly tendered and not withdrawn was U.S.$1,060. This offer was made pursuant to the indentures for both the U.S.$89,085,000 Senior Secured Notes and the U.S.$184,600,000 Senior Secured Notes. The offer expired on February 5, 2004 with U.S.$70,000 validly tendered. On February 6, 2004, the Company extended the offer period until February 26, 2004.

11. CAPITAL STOCK

     (a) The Company’s authorized share capital is as follows:

     (i) 100,000,000 common shares without par value;

     (ii) 1,500,000 Class B non-voting common shares without par value, of which 717,500 have been designated for an employee participation share plan. The designated Class B common shares are convertible into the number of common shares equivalent to the ratio of a) the greater of future appreciation in market value of the common shares from the date the Board of Directors of the Company resolve to issue the Class B common shares and the issue price of the Class B common shares, divided by b) the market value of the common shares when the conversion and completion of vesting occurs on the fifth anniversary of issuance of the Class B common shares. Vesting occurs equally upon the third, fourth and fifth anniversaries; and

     (iii) 100,000,000 preferred shares without par value, of which 300,000 have been designated Series 1 and 4,000,000 have been designated Series 2. The Series 1 preferred shares are non-voting, redeemable at the issue price of $10 and are entitled to a 6% non-cumulative dividend. The Series 2 preferred shares are non-voting with a cumulative dividend rate equal to 72% of bank prime rate and are redeemable by the Company at any time or retractable by the holder any time after five years from the date of issue.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

     (b) The Company’s issued share capital is as follows:

			Class B
	Common Shares		Common Shares
					Total
Issued Share Capital	Shares	Amount	Shares	Amount	Amount
Balance at December 31, 2001 and 2002	14,544,800	$53,016	447,500	$67	$53,083
Exchange of Class B common shares for common shares	20,148	78	(222,500)	(33)	45
Cancellation of Class B common shares			(117,500)	(18)	(18)

Balance at December 31, 2003	14,564,948	$53,094	107,500	$16	$53,110

     (c) Employee Participation Share Plan as at December 31, 2003

	Common Share		Number	Class B
	Conversion	Issue	of Shares	Shares	Total
Date Issued	Base Price	Price	Vested	Outstanding	Consideration
June 25, 1999	$3.00	$0.15	71,667	107,500	$16

     The market value per common share at December 31, 2003 was $12.28.

     During the year ended December 31, 2003 the Company issued 20,148 common shares to the holders of 222,500 Class B common shares issued on December 18, 1996 and August 11, 1998 who became entitled under the Employee Participation Share Plan to receive common shares in exchange for those Class B common shares.

     The Company then cancelled 55,000 Class B common shares issued on December 18, 1996 and August 11, 1998 pursuant to the Plan and also cancelled 62,500 Class B common shares issued on June 25, 1999.

12. FINANCE EXPENSE

	2001	2002	2003
Current debt	$17,362	$276	$35
Loss on Repurchase of Debt	—	—	81
Long-term debt	42,645	62,224	56,009

	$60,007	$62,500	$56,125

     Finance expense on long-term debt includes the amortization of deferred financing costs, amortization of deferred debt discounts, and amortization of consent and commitment fees as follows: $2,568,062, $852,275, and $1,446,281 respectively, for the year ended December 31, 2003; $2,566,750, $853,692, and $1,929,035 respectively, for the year ended December 31, 2002; and $1,384,502, $791,454 and $6,171,895 respectively, for the year ended December 31, 2001.

13. INCOME TAXES

     The adjusted income (loss) for purposes of providing for income taxes is:

	2001	2002	2003
Income (loss) from continuing operations before income taxes	$(48,366)	$(18,145)	$175,622
Non (taxable) deductible items	9,775	13,532	(35,149)

Adjusted income (loss)	$(38,591)	$(4,613)	$140,473

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

     A reconciliation of the statutory tax rate to the effective tax rate on adjusted income (loss) is as follows:

	2001	%	2002	%	2003	%
Federal income tax, net	$(8,529)	(22.1)	$(1,019)	(22.1)	31,044	(22.1)
Provincial taxes, net	(6,020)	(15.6)	(720)	(15.6)	18,542	(13.2)

Tax expense (recovery)	(14,549)	(37.7)	(1,739)	(37.7)	49,586	(35.3)
Large corporation tax	1,261	3.2	1,777	38.5	1,123	(0.8)
Prospective effect of change of enacted rates	(3,093)	(7.9)	—	—
Other	(2,334)	(6.0)	(310)	(6.7)	1,263	(0.9)

Tax expense (recovery)	$(18,715)	(48.4)	$(272)	(5.9)	$51,972	(37.0)

Comprised of:
Current taxes	$1,261		$1,777		$11,876
Future income taxes	(19,976)		(2,049)		40,096

	$(18,715)		$(272)		$51,972

     Temporary timing differences and tax loss carryforwards which give rise to the net future income tax liability are as follows:

	2002	2003
Future tax liability, net
Temporary timing differences
Depreciable capital assets	$31,617	$45,679
Eligible capital expenditures	(374)	(3,454)
Deferred pension costs	1,766	1,463
Financing costs	(12,181)	7,956
Accruals not currently deductible	(2,364)	(2,298)
Other	(385)	—
Tax loss carryforwards	(11,153)	(1,950)

Future income tax liability	$7,300	$47,396

     Capital losses of $10,500,000 can be carried forward indefinitely to be applied against future capital gains.

14.	DISCONTINUED OPERATIONS

     On April 24, 2001, the Company completed the sale of its Chasm lumber operations to West Fraser Mills Ltd.

     Results of discontinued operations, including an allocation of applicable indirect expenses, are as follows:

2001
Sales	$15,402
Operating expenses	12,730
Depreciation and amortization	—

Operating income	2,672

Administration expenses	(123)
Income tax expense	(908)

Net income	1,641
Gain on disposition, net of related taxes of $1,430	2,586

Gain from discontinued operations	$4,227

     Cash provided by discontinued operations are as follows:

2001
Net income from discontinued operations	$4,227
Items not requiring an outlay of cash
Gain on disposal of assets	(4,015)
Reforestation obligation	877
Future income taxes	2,338

3,427
Change in non-cash operating working capital	1,385

Cash provided by discontinued operations	$4,812

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

15. COMMITMENTS

     The Company is committed to capital and operating lease payments in respect of premises and equipment as follows:

	Capital	Operating
	Leases	Leases
2004	$271	$2,735
2005	347	1,550
2006	—	461
2007	—	218
2008	—	—

Total minimum lease payments	$618	$4,964

Imputed interest	69

Capital lease obligations	$549

     Rent expense was $5,125,000, $5,627,000 and $4,317,298 for 2001, 2002 and 2003, respectively.

     The Company has entered into agreements with suppliers of energy. The Company’s Grande Prairie and High Level OSB facilities have established fixed price contracts to purchase 10.95 megawatt hours (MWh) in 2004 and 7.25 MWh in 2005. The total commitment arising from these agreements is $4,500,000 in 2004 and $2,800,000 in 2005.

     During 2003, the Company entered into a fixed price propane supply agreement which expires September 30, 2006. Based on the current annual consumption, the estimated obligation in 2004 and 2005 are both $1,725,000 and $1,365,000 in 2006. The Company also entered into fixed price natural gas purchase contracts which expire in 2004. The total outstanding commitment in respect of these contracts is $100,000.

16. PENSION PLANS

     The Company maintains a defined benefit pension plan for certain salaried and certain hourly employees.

     The Company also participates in a multi-employer pension plan for hourly employees who are subject to a collective bargaining agreement and sponsors a Group Registered Retirement Savings Plan (RRSP) at two of its operations. The Company made Group RRSP contributions of $2,347,000 for 2001, $1,155,000 for 2002 and $1,164,000 for 2003.

     Information about the Company’s defined benefit pension plan is as follows:

	2001	2002	2003
PLAN ASSETS
Fair value at beginning of year	$41,588	$27,718	$25,801
Return on plan assets	2,687	1,923	1,757
Employer contributions	1,392	1,701	1,466
Transfer of assets due to settlement, sale of Chasm operations	(9,716)	—	—
Benefits paid	(3,047)	(2,185)	(2,865)
Experience (loss) gain	(5,186)	(3,356)	741

Fair value at end of year	27,718	25,801	26,900

ACCRUED BENEFIT OBLIGATION
Balance at beginning of year	38,553	28,934	30,760
Current service cost	1,612	1,419	1,506
Interest cost	2,219	2,048	2,158
Benefits paid	(3,047)	(2,185)	(2,865)

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

	2001	2002	2003
Plan improvement cost	—	544	—
Adjustment to discount rate	—	—	2,100
Liabilities released due to settlement, sale of Chasm operations	(10,403)	—	—

Balance at end of year	28,934	30,760	33,659

NET DEFICIT, END OF YEAR	$(1,216)	$(4,959)	$(6,759)

ACCRUED BENEFIT ASSET IS COMPRISED OF:
Funded Status — Plan Deficit	$(1,216)	$(4,959)	$(6,759)
Unamortized net actuarial loss	8,599	11,619	12,476
Unamortized transitional asset	(2,415)	(2,245)	(2,070)
Unamortized past service cost	—	—	509
Plan improvement cost	—	544	—

Accrued Benefit Asset	$4,968	$4,959	$4,156

PENSION EXPENSE IS COMPRISED OF:
Accrual for Services	$1,612	$1,418	1,506
Interest on accrued benefits	2,219	2,048	2,158
Interest on pension fund assets	(2,687)	(1,923)	(1,757)
Amortization amounts
Unfunded liability (surplus)	(192)	(173)	(173)
Experience gains and losses	22	336	503
Past service costs	—	—	32
Gain (Loss) on Settlement	(687)	—	—
Unamortized transition obligation recognized due to Settlement	(875)	—	—
Unamortized experience gains / losses recognized due to Settlement	1,185	—	—

	$597	$1,707	$2,269

     The significant weighted-average actuarial assumptions adopted in measuring the Company’s accrued benefit obligations as at December 31 included the following:

	2001	2002	2003
Discount rate	7.0%	7.0%	6.5%
Expected long-term rate of return on plan assets	8.0%	7.0%	7.0%
Rate of compensation increase	4.5%	4.5%	4.5%

17. CONTINGENCIES

     Consistent with the nature of its business, the Company is involved in various legal actions. In the opinion of management, any resulting liability would not have a material adverse effect on the Company’s financial position.

18. RELATED PARTY TRANSACTIONS

     The Company had transactions with companies owned by or related to its officers and directors as follows:

	2001	2002	2003
Rental charges for mobile forestry and transportation equipment at normal commercial terms and prices	$100	$120	$120
Acquisition of capital assets	—	22	—
Amounts due from officers and companies with directors in common included in other assets	967	466	479
Amounts due to companies with directors in common included in accounts payable	—	2	—

     The Company’s co-venturer in the High Level operation (Note 6) is a significant shareholder of the Company.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

19. SEGMENTED INFORMATION

     Following discontinuance of the Chasm lumber operations, the Company operates in one business segment, manufacturing wood panel products.

     All capital assets are located in Canada.

	2001	2002	2003
Geographic sales information:
Canada	$49,271	$69,078	$84,278
U.S.A.	227,462	246,928	362,737
Europe	11,258	6,855	7,394
Japan	38,673	33,194	26,664

	$326,664	$356,055	$481,073

20. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2001	2002	2003
Accounts receivable	$1,221	$(1,388)	$(6,650)
Inventories	7,400	(5,440)	(2,247)
Prepaid expenses	322	(1,655)	(778)
Accounts payable and accrued liabilities	(47,343)	3,325	(6,608)
Income taxes receivable / payable	1,680	(2,372)	3,614

Total	$(36,720)	$(7,530)	$(12,669)

21. FINANCIAL INSTRUMENTS

(a) Financial and credit risk

     The value of the Company’s financial instruments will vary due to fluctuations in interest rates and foreign exchange rates, and the degree of volatility of these rates.

     The Company does not have a significant exposure to any individual customer or counterparty. Concentrations of credit risk on trade accounts receivable are with customers in the forestry industry in Canada and the United States.

(b) Fair values

     The fair value of the Company’s accounts receivable, accounts payable and accrued liabilities is estimated to approximate their carrying value due to the immediate or short term maturity of these financial instruments.

     The fair value of the long-term debt is determined using quoted market values for the Company’s Senior Secured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement of the instruments.

     The carrying value and fair value of the long term debt are as follows:

	2002		2003
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
LONG-TERM DEBT
Senior notes	$444,094	$465,333	$354,833	$414,041
Capital leases	97	97	549	549

	$444,191	$465,430	$355,382	$414,590

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

22. U.S. GAAP RECONCILIATION

     As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

(a) Adjustments to assets, liabilities and shareholders’ equity

	2002	2003
Total assets in accordance with Canadian GAAP	$555,052	$627,721
Write-off of capitalized start-up costs (1)	(10,380)	(8,966)
Intangible asset, arising from minimum pension liability calculation (2)	—	509

Total assets in accordance with U.S. GAAP	$544,672	$619,264

Total liabilities in accordance with Canadian GAAP	$506,681	$455,930
Future income taxes relating to write-off: of capitalized start-up costs (1)	(3,700)	(3,194)
Minimum pension liability, net of tax effect (2)	6,447	7,273

Total liabilities in accordance with U.S. GAAP	$509,428	$460,009

Total shareholders’ equity in accordance with Canadian GAAP	$48,371	$171,791
Change in retained earnings relating to: Write-off of capitalized start-up costs (1)	(6,680)	(5,772)
Accumulated other comprehensive (loss) (2)	(6,447)	(6,764)

Total shareholders’ equity in accordance with U.S. GAAP	$35,244	$159,255

Consolidated Statement of Shareholders’ Equity

Capital Stock	$53,083	$53,110
Contributed surplus	375	118
Accumulated other comprehensive loss (2)	(6,447)	(6,764)

	47,011	46,464

Retained earnings (deficit) in accordance with Canadian GAAP	(5,087)	118,563
Write-off of capitalized start-up costs (1)	(6,680)	(5,772)

Retained earnings (deficit) in accordance with U.S. GAAP	(11,767)	112,791

Shareholders’ equity in accordance with U.S. GAAP	$35,244	$159,255

(b) Adjustments to earnings

	2001	2002	2003
Net income (loss) in accordance with Canadian GAAP	$(25,424)	$(17,873)	$124,355
Reversal of amortization of capitalized start-up costs, net of future income taxes (1)	(410)	874	677

Net income (loss) in accordance with U.S. GAAP	(25,834)	(16,999)	125,032
Other comprehensive loss (2)	(4,020)	(2,427)	(317)

Comprehensive income (loss) in accordance with U.S. GAAP	$(29,854)	$(19,426)	$124,715

	2001	2002	2003
Basic and diluted income (loss) per share in accordance with U.S. GAAP	$(1.78)	$(1.17)	$8.57

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset (Note 16) as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(c) Discontinued Operations

     The loss from discontinued operations (Note 14) would not change if U.S. GAAP was applied. All adjustments in (a) and (b) above relate to continuing operations.

(d) Other Information Regarding U.S. GAAP

     (i) Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. Comprehensive loss arising from minimum pension liability:

	2001	2002	2003
Amount arising in year	$6,184	$3,734	$488
Future income tax (recovery)	(2,164)	(1,307)	(171)

	4,020	2,427	317
Accumulated other comprehensive loss, beginning of year	—	4,020	6,447

Accumulated other comprehensive loss, end of year	$4,020	$6,447	$6,764

     (ii) SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards for derivatives, and for hedging activities. SFAS No. 149, Amendment of Statement 133 on Derivative and Hedging Activities, amends and clarifies SFAS No. 133. SFAS No. 133 and SFAS No. 149 do not have an impact on the Company’s financial statements as the Company does not enter into derivative transactions.

     (iii) In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the Company has provided (Note 6) summary information regarding use of the proportionate consolidation method.

     (iv) In June 2001, the Financial Accounting Standards Board (“FASB”) introduced SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. These standards require all future business combinations to be accounted for using the purchase method of accounting. Goodwill will no longer be amortized but instead will be subject to impairment tests at least annually. SFAS No. 141 and 142 had no impact on the Company’s financial statements.

     (v) In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires the company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of a long-lived asset. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS No. 143 has no impact on the Company’s financial statements.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements

Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

     (vi) In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. The Company adopted SFAS No. 144 in the first quarter of 2002 on a prospective basis without significant impact on the Company’s financial statements.

     (vii) Under U.S. GAAP, the Company would disclose shipping costs as part of costs of products as a component of cost of sales, rather than netted against revenue as per the Company’s existing accounting policy. If the Company had reported shipping costs as costs of products, revenue would have increased by $62,000,000, $65,625,000, and $60,855,000, with a corresponding increase in costs of products sold in 2001, 2002, and 2003 respectively.

     (viii) In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. SFAS No. 145 does not have a material impact on the Company’s financial statements.

     (ix) In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. SFAS No. 146 does not have a material impact on the Company’s financial statements.

     (x) In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees. It requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantees at inception. The adoption of FIN 45 did not have a material impact on the Company’s financial statements.

     (xi) In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and is applicable to existing variable interest entities as July 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both to consolidate that variable interest entity. FIN 46 does not have a material impact on the Company’s financial statements.

Independent Auditors’ Report

To the Shareholder of
Steen River Forest Products Ltd.

     We have audited the consolidated balance sheets of Steen River Forest Products Ltd. as at December 31, 2002 and 2003 and the consolidated statements of operations and deficit and cash flows for the period from February 14, 2001 to December 31, 2001 and years ended December 31, 2002 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2003 and the results of its operations and its cash flows for the period from February 14, 2001 to December 31, 2001 and years ended December 31, 2002 and 2003.

Chartered Accountants
Vancouver, British Columbia
February 14, 2004, except as to Note 14, which is
    as of March 3, 2004

STEEN RIVER FOREST PRODUCTS LTD.

Consolidated Balance Sheets

As at December 31
(Thousands of Canadian Dollars)

	2002	2003
ASSETS
CURRENT
Accounts receivable	$1,205	$752
Inventories (Note 3)	5,521	7,641
Prepaid expenses	298	366

TOTAL CURRENT ASSETS	7,024	8,759
OTHER ASSETS	218	127
CAPITAL ASSETS (Note 4)	128,938	123,676

TOTAL ASSETS	$136,180	$132,562

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT
Bank indebtedness (Note 6)	$1,470	$1,814
Accounts payable	4,450	3,309
Accrued taxes	350	300

TOTAL CURRENT LIABILITIES	6,270	5,423
FUTURE INCOME TAXES (Note 7)	993	993
DUE TO PARENT COMPANY (Note 8)	31,061	28,590

TOTAL LIABILITIES	38,324	35,006

COMMITMENTS AND CONTINGENCIES (Note 9)
SHAREHOLDER’S EQUITY
Capital stock
Authorized
Unlimited common shares without par value
Issued (Note 1)
1,000 shares	96,761	96,761
Contributed surplus	1,795	1,795
Deficit	(700)	(1,000)

TOTAL SHAREHOLDER’S EQUITY	97,856	97,556

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$136,180	$132,562

See accompanying Notes to the Consolidated Financial Statements.

STEEN RIVER FOREST PRODUCTS LTD.

Consolidated Statements of Operations and Deficit

(Thousands of Canadian Dollars)

	Period from
	February 14,
	2001 to	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
TRANSFER OF PRODUCTION AND FINANCE COSTS TO PARENT COMPANY, at cost	$45,164	$46,766	$52,891

DIRECT COSTS OF PRODUCTION
Cost of logs	10,173	14,175	14,302
Labour, material and overhead	22,991	27,362	31,547
Amortization	3,324	5,229	7,042
FINANCE EXPENSE	8,676	—	—

	45,164	46,766	52,891

INCOME BEFORE INCOME TAXES	—	—	—
INCOME TAXES
Large corporations tax	350	350	300

NET LOSS	(350)	(350)	(300)

DEFICIT, BEGINNING OF PERIOD	—	(350)	(700)

DEFICIT, END OF PERIOD	$(350)	$(700)	$(1,000)

See accompanying Notes to the Consolidated Financial Statements.

STEEN RIVER FOREST PRODUCTS LTD.

Consolidated Statements of Cash Flows

(Thousands of Canadian Dollars)

	Period from
	February 14,
	2001 to	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(350)	$(350)	$(300)
Amounts not requiring an outlay of cash
Amortization of capital assets	3,324	5,229	7,042
Change in non-cash operating working capital (Note 10)	(23,871)	(887)	(2,926)

Net cash provided by operating activities	(20,897)	3,992	3,816

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in other assets	—	(218)	91
Additions of capital assets	(11,755)	(3,136)	(1,780)

Net cash applied to investing activities	(11,755)	(3,354)	(1,689)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	2,100	(630)	344
Repayment of bridge financing	(34,020)	—	—
Advances from (to) parent company	31,069	(8)	(2,471)
Net cash applied to financing activities	(851)	(638)	(2,127)

NET CASH OUTFLOW	(33,503)	—	—
CASH, BEGINNING OF PERIOD	33,503	—	—

CASH, END OF PERIOD	$—	$—	$—

See accompanying Notes to the Consolidated Financial Statements.

STEEN RIVER FOREST PRODUCTS LTD.

Notes to the Consolidated Financial Statements

December 31, 2003 and 2002
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

     Effective March 3, 2004, the Company was wound-up (See Note 14).

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

(b) Inventories

     Logs and panel products are valued at the lower of average cost and net realizable value. Materials and supplies are valued at cost.

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

December 31, 2003 and 2002
(Thousands of Canadian Dollars, unless otherwise indicated)

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

3. INVENTORIES

	December 31,	December 31,
	2002	2003
Logs	$3,183	$4,037
Materials and supplies	2,338	3,604

	$5,521	$7,641

4. CAPITAL ASSETS

	December 31,	December 31,
	2002	2003
	Net Book		Accumulated	Net Book
	Value	Cost	Amortization	Value
Property, plant and equipment
Panel product mill	$128,938	$139,271	$15,595	$123,676

5. THE HIGH LEVEL PROJECT

     The Company jointly operates an oriented strand board facility in High Level, Alberta. The Company’s proportionate (50%) share of major assets including property, plant and equipment is held by a bare trustee corporation, on behalf of the Company, together with the interest of a third party.

     By agreement between the Company and its co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, the Company may pay such amounts and recover them from the co-venturer’s share of production. The co-venturer’s share of accounts payable and accrued liabilities as at December 31, 2003 is $3,309,000 (2002 - $4,450,000).

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

December 31, 2003 and 2002
(Thousands of Canadian Dollars, unless otherwise indicated)

8. DUE TO PARENT COMPANY

     The amount is unsecured and non-interest bearing and has no formal terms for repayment.

9. COMMITMENTS AND CONTINGENCIES

     The Company’s shares are pledged as a second priority interest for Ainsworth’s U.S. $184.6 million 12½% senior secured notes due July 15, 2007, and as a first priority interest for Ainsworth’s U.S. $89.1 million 13 7/8% senior secured notes due July 15, 2007. The notes are secured by:

•	a security debenture creating, among other things, a first priority security interest in all of the assets and properties of the Company related to the High Level project; and

•	a first priority assignment of the High Level memorandum of agreement.

10. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	December 31,	December 31,
	2002	2003
Accounts receivable	$(1,205)	$453
Inventories	(1,358)	(2,120)
Prepaid expenses	(196)	(68)
Accounts payable and accrued taxes	1,872	(1,191)

	$(887)	$(2,926)

11. FINANCIAL INSTRUMENTS

(a)	Financial and credit risks

Financial and credit risks, if any, have been assumed by Ainsworth.

(b)	Fair values

The fair values of the Company’s cash, bank indebtedness, accounts payable, accrued taxes and accrued interest were estimated to approximate their carrying values due to the immediate or short-term maturity of these instruments. No fair value has been estimated for the amount due to Ainsworth due to the unique nature of this amount.

12. PENSION PLAN

     The Company’s proportion of contributions to the defined contribution pension plan at High Level in 2003 amounted to $565,000 (2001 - $523,000)

STEEN RIVER FOREST PRODUCTS LTD.

Notes to the Consolidated Financial Statements

December 31, 2003 and 2002
(Thousands of Canadian Dollars, unless otherwise indicated)

13. U.S. GAAP

     As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conforms in all material respects with U.S. GAAP.

(a)	Adjustment to assets, liabilities, earnings and shareholder’s equity

No net adjustment to assets, liabilities and shareholder’s equity would be required to comply with U.S. GAAP.

(b)	Other considerations

(i)	Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 does not currently apply to the Company as there are no items of other comprehensive income in any period presented.

(ii)	SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards for derivatives, and for hedging activities. SFAS No. 149, Amendment of Statement 133 on Derivative and Hedging Activities, amends and clarifies SFAS No. 133. SFAS No. 133 and SFAS No. 149 do not have an impact on the Company’s financial statements as the Company does not enter into derivative transactions.

(iii)	In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the Company has provided (Note 5) summary information regarding use of the proportionate consolidation method.

(iv)	In June 2001, the Financial Accounting Standards Board (“FASB”) introduced SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. These standards require all future business combinations to be accounted for using the purchase method of accounting. Goodwill will no longer be amortized but instead will be subject to impairment tests at least annually. SFAS No. 141 and 142 had no impact on the Company’s financial statements.

(v)	In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires the company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and / or normal use of a long-lived asset. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for

STEEN RIVER FOREST PRODUCTS LTD.

Notes to the Consolidated Financial Statements

December 31, 2003 and 2002
(Thousands of Canadian Dollars, unless otherwise indicated)

other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS No. 143 has no impact on the Company’s financial statements.

(vi)	In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. The Company adopted SFAS No. 144 in the first quarter of 2002 on a prospective basis without significant impact on the Company’s financial statements.

(vii)	In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. SFAS No. 145 does not have a material impact on the Company’s financial statements.

(viii)	In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. SFAS No. 146 does not have a material impact on the Company’s financial statements.

(ix)	In November 2002, the FASB issued Interpretation No. 45 (“FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees. It requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantees at inception. The adoption of FIN 45 did not have a material impact on the Company’s financial statements.

(x)	In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and is applicable to existing variable interest entities as July 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both to consolidate that variable interest entity. FIN 46 does not have a material impact on the Company’s financial statements.

14.	SUBSEQUENT EVENT

On February 27, 2004, Ainsworth received the required consents from the holders of its 13 7/8% Senior Secured Notes to amend the indentures governing the senior secured notes. The amendments substantially eliminate all of the covenants and certain of the events of default, and discharge and release all of the security documents. Prior to

STEEN RIVER FOREST PRODUCTS LTD.

Notes to the Consolidated Financial Statements

December 31, 2003 and 2002
(Thousands of Canadian Dollars, unless otherwise indicated)

amendment of the indentures governing the 13.875% senior secured notes, Ainsworth’s interest in the High Level OSB project was subject to a security interest granted in connection with the issuance of its 13.875% Senior Secured Notes.

On March 3, 2004, subsequent to the amendment of the indentures governing the senior secured notes, Steen River Forest Products Ltd. transferred its assets and liabilities to Ainsworth and was wound up.