Form 20-F
period 2004-12-31
AINSWORTH LUMBER CO LTD
filed 2005-04-01
CIK 1043289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

-OR-
✓	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

-OR-
TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ________ to _______

Commission File Number: 333-07346

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

6.75% Senior Unsecured Notes Due 2014
6.75% Senior Unsecured Notes Due 2014
7.25% Senior Unsecured Notes Due 2012
Senior Unsecured Floating Rate Notes Due 2010

Indicate the number of outstanding shares of each class of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2004, 14,649,140 common shares were issued and outstanding.

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data.

     Selected Consolidated Financial Data and Other Data

     The following table sets forth, for the periods and dates indicated, selected historical consolidated financial data and should be read in conjunction with our audited consolidated financial statements (the “Consolidated Financial Statements”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this annual report. The statement of operations data for the fiscal years ended December 31, 2004, 2003 and 2002 and the balance sheet data as at December 31, 2004 and 2003 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The statement of operations data for the fiscal years ended December 31, 2002, 2001 and 2000 and the balance sheet data as at December 31, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements, which are not included in this annual report. We prepare our financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 24 to our audited consolidated financial statements included elsewhere in this annual report.

	Fiscal year ended December 31,
	2000(1)	2001(1)(2)	2002(1)	2003(1)		2004(1)
	(in millions except ratios, per share data and production data)
Statement of Operational Data
Canadian GAAP
Sales	$401.1	$388.7	$430.3	$543.0		$909.9
Cost of products sold	280.5	306.0	338.2	322.8		498.2
Selling and administration	26.3	22.7	21.9	18.2		31.0
Amortization of capital assets	27.4	30.4	32.0	33.0		53.9
Write-down of capital assets	1.0	3.3	1.0	13.7	(3)	0.8

Operating Earnings	65.9	26.3	37.2	155.3		326.0
Interest charges(4)(5)	35.6	51.7	57.2	51.2		40.7
Amortization of finance charges	2.1	8.3	5.3	4.9		3.2
Loss on repurchase of debt	—	—	—	0.1		106.2
Other (income) expense	(4.3)	(2.8)	(2.9)	0.5		3.4
Unrealized foreign exchange (gain) loss on long term debt	10.2	17.4	(4.3)	(76.9)		(73.8)

Income (loss) before income taxes	22.3	(48.4)	(18.1)	175.6		246.3
Income tax expense (recovery)	12.5	(18.7)	(0.3)	51.9		71.2

Income (loss) from continuing operations	9.8	(29.7)	(17.9)	123.7		175.1
Gain (loss) from discontinued operations	(14.4)	4.2	—	—		—

Net income (loss)	$(4.6)	$(25.4)	$(17.9)	$123.7		$175.1

Basic and Diluted earnings (loss) per share	$(0.32)	$(1.75)	$(1.23)	$8.49		$11.98

U.S. GAAP
Net income (loss)	$(8.0)	$(25.8)	$(17.0)	$125.0		$176.1

Other Financial Data
EBITDA(6)	$98.6	$62.8	$73.0	$201.6		$377.3
Capital expenditures(7)	133.8	20.1	14.1	8.2		18.0
Ratio of earnings to fixed charges(8)(9)	1.6x	—	—	4.1x		5.0x
Other Selected Operating Data
OSB production volume (mmsf)	972	1,197	1,284	1,351		2,039
Specialty plywood production volume (mmsf)	94	86	98	119		144
Average OSB price realized ($ per msf)(10)	263	205	202	294		393
Average specialty plywood price realized ($ per msf)(10)	651	683	663	601		784

	As at December 31,
	2000	2001	2002	2003	2004
Balance Sheet Data
Canadian GAAP
Cash and cash equivalents	$—	$87.0	$80.2	$194.1	$212.6
Total assets	540.4	578.0	555.1	627.7	1,441.0
Total debt, including current maturities(11)	303.7	443.7	440.4	352.5	916.9
Shareholders’ equity	91.6	66.2	48.4	171.8	300.3
U.S. GAAP
Total assets	$528.9	$566.2	$544.7	$619.3	$1,443.2
Total debt, including current maturities(11)	303.7	443.7	440.4	352.5	916.9
Shareholders’ equity	84.4	58.7	35.2	159.3	286.3

(1)	Sales and costs of products sold figures reported in this table have been presented to include freight revenue and freight and other distribution costs. For the fiscal years ended December 31, 2000, 2001, 2002 and 2003, these items were netted from sales, consistent with industry practice at the time.

      The effect of the change in presentation is summarized below:

	Fiscal year ended December 31,

	2000	2001	2002	2003	2004

	(in millions)
Net sales	$350.2	$326.7	$356.1	$481.1	$827.4
Freight and other distribution costs	50.9	62.0	74.2	61.9	82.5

Gross sales	$401.1	$388.7	$430.3	$543.0	$909.9

Costs of products sold, excluding freight and other distribution costs	$229.6	$244.0	$264.0	$260.9	$415.7
Freight and other distribution costs	50.9	62.0	74.2	61.9	82.5

Cost of products sold, including freight and other distribution costs	$280.5	$306.0	$338.2	$322.8	$498.2

(2)	Operations at the High Level OSB facility commenced in October 2000 with income contributions being realized commencing in April 2001.

(3)	Includes a $13.3 million write-down of capital assets related to the previously planned expansion of the Grande Prairie OSB facility.

(4)	Interest charges includes interest expense for the period and excludes all of the following: amortization of deferred financing costs, amortization of deferred debt discounts, amortization of consent and commitment fees, unrealized foreign exchange gains (losses) on long-term debt and realized foreign exchange losses upon repayment of principal.

(5)	Excludes $1.5 million of interest charges capitalized to the High Level project during fiscal 2000.

(6)	EBITDA represents operating earnings before amortization and write-down of capital assets, plus interest and other income (expense). For more information regarding EBITDA, see “Presentation of Financial Information.” The following table shows a reconciliation of net income (loss) to EBITDA.

	Year ended December 31
	2000	2001	2002	2003	2004
	(in millions)
Net income (loss)	$(4.6)	$(25.4)	$(17.9)	$123.7	$175.1
Add: Loss (gain) from discontinued operations	14.4	(4.2)	—	—	—
Income tax (recovery) expense	12.5	(18.7)	(0.3)	51.9	71.2
Unrealized foreign exchange (gain) loss	10.2	17.4	(4.3)	(76.9)	(73.8)
Amortization of finance charges	2.1	8.3	5.3	4.9	3.2
Interest charges	35.6	51.7	57.2	51.2	40.7
Loss on repurchase of debt	—	—	—	0.1	106.2
Write-down of capital assets	1.0	3.3	1.0	13.7	0.8
Amortization of capital assets	27.4	30.3	32.0	33.0	53.9

EBITDA	$98.6	$62.8	$73.0	$201.6	$377.3

(7)	Includes capital expenditures of $144.7 million related to the construction of the High Level OSB facility during the years ended December 31, 1999, 2000 and 2001.

(8)	For purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of earnings (loss) from continuing operations before income taxes plus fixed charges during the period and (ii) fixed charges consist of interest expense on all debt, plus the portion of operating lease rental expense that is representative of the interest factor and amortization of finance charges.

(9)	For the fiscal years ended December 31, 2002 and 2001, pre-tax earnings from continuing operations before fixed charges were insufficient to cover fixed charges under Canadian GAAP by $18.1 and $48.4 million respectively and under U.S. GAAP by $17.2 and $48.8 million respectively.

(10)	$ per msf (3/8”)

(11)	Net of unamortized deferred discount.

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

Annual Data	Average
2004	0.7702
2003	0.7186
2002	0.6369
2001	0.6442
2000	0.6724

Monthly Data	High	Low
February, 2005	0.8134	0.7961
January, 2005	0.8346	0.8050
December, 2004	0.8435	0.8064
November, 2004	0.8493	0.8155
October, 2004	0.8200	0.7858
September, 2004	0.7906	0.7651

On March 31, 2005, the inverse of the noon buying rate was US$0.8269 = $1.00. Unless otherwise indicated, the exchange rate in this document used to translate US$ to Canadian dollars is the inverse of the Noon Buying Rate on such date.

B. Capitalization and indebtedness.

     Information not required for annual report.

C. Reasons for the offer and use of proceeds.

     Information not required for annual report.

D. Risk factors.

We have significant indebtedness, which could adversely affect our financial condition and limit our ability to fulfill our obligations related to our senior notes.

     We currently have a significant amount of indebtedness and significant debt service obligations. As of December 31, 2004, we had $916.9 million of indebtedness. In addition, as of December 31, 2004, we had outstanding letters of credit of approximately $6.6 million. Despite our current level of indebtedness, our credit facility permits us to borrow up to $50.0 million, subject to a borrowing base, and the indentures governing our senior notes and our credit facility will permit us and our subsidiaries to incur additional debt in the future, subject to limitations, which would increase the risks described below.

     This high degree of leverage could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the senior notes and other indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	limit our flexibility in planning for, or reacting to, changes in our business and in the forest products industry.

We may not generate cash flow sufficient to service all of our obligations, including our obligations related to the senior notes.

     Our ability to make payments on and to refinance our indebtedness, including the senior notes, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. Our cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to repay our indebtedness, including the senior notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the senior notes, on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restrictions in our indentures and the agreement governing our credit facility; and

•	other factors, including the condition of the financial markets or the forest products industry, particularly the OSB market.

      As a result, we may not be able to refinance any of our indebtedness, including the senior notes, on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on the senior notes.

The senior notes are subordinated to the indebtedness of our subsidiaries that are not guarantors of the notes.

      Holders of our senior notes do not have any claim as a creditor against any of our subsidiaries that are not subsidiary guarantors of the senior notes. As a result, all indebtedness and other liabilities, including trade payables, of non-guarantor subsidiaries, whether secured or unsecured, will have to be satisfied before any of the assets of non-guarantor subsidiaries would be available for distribution, upon a liquidation or otherwise, to us to meet our obligations with respect to the senior notes.

The senior notes are unsecured and effectively subordinated to our future secured indebtedness.

      The senior notes are senior unsecured obligations, ranking effectively junior in right of payment to all our future secured debt, including obligations under our credit facility, to the extent of the collateral securing the debt. In addition, the indentures governing the senior notes permits the incurrence of additional debt, some of which may be secured debt.

      If we are declared bankrupt, become insolvent or are liquidated or reorganized, any secured indebtedness will be entitled to be paid in full from our assets securing such indebtedness before any payment may be made with respect to the senior notes. Holders of the senior notes will participate ratably in our remaining unencumbered assets with all holders of our unsecured indebtedness that is deemed to rank equally with the senior notes, and potentially with secured creditors (to the extent that the collateral securing our indebtedness to them is of insufficient value to satisfy that indebtedness), and with all of the other general creditors (including trade creditors), based upon the respective amounts owed to each holder or creditor. If any of the foregoing events occur, there may be insufficient assets to pay the full amounts due on the senior notes.

The agreements governing our indebtedness contain significant restrictions that limit our operating and financial flexibility.

      The indentures and agreement governing our senior notes and credit facility, respectively, contain covenants that, among other things, limit our ability to:

•	incur additional indebtedness;

•	pay dividends and make distributions;

•	repurchase stock;

•	make certain investments;

•	transfer or sell assets;

•	create liens;

•	enter into transactions with affiliates;

•	issue or sell stock of subsidiaries;

•	create dividend or other payment restrictions affecting restricted subsidiaries; and

•	merge, consolidate, amalgamate or sell all or substantially all of our assets to another person.

      All of these restrictions may limit our ability to execute our business strategy. Moreover, if our operating results fall below current levels, we may be unable to comply with these covenants. If that occurs, our lenders could accelerate our indebtedness. If our indebtedness is accelerated, we may not be able to repay all of our indebtedness, in which case the senior notes may not be fully repaid, if at all.

We may be unable to purchase senior notes in the event of a change of control.

      Upon the occurrence of a change of control, as defined in the indentures, we will be required to make an offer to purchase senior notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. We may not have available funds to pay the purchase price at the time of such an event. In addition, the terms of our credit facility may prevent us from purchasing the senior notes. Under our credit facility, a change of control would constitute an event of default that would require us to repay all amounts outstanding under the credit facility. We may not have sufficient funds to repay our credit facility and make the required offer to purchase at the time of such event. Any future debt that we incur may also contain restrictions on the purchase of the senior notes.

Certain bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under the senior notes.

      We are organized under the laws of the Province of British Columbia and, in excess of 50% of our assets are located in Canada. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. There can be no assurance, however, that courts outside of the United States would recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor like us with property located outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable in Canada against us.

      The rights of the trustee under the indentures governing the senior notes to enforce remedies may be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an “insolvent person” to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal, if accepted by the requisite majorities of creditors and approved by the court, may be binding on persons, such as holders of the senior notes, who may not otherwise be willing to accept it. Moreover, this provision of the legislation permits, in certain circumstances, an insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.

      The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, if we were to seek protection under such Canadian bankruptcy legislation following commencement of or during such a proceeding, payments under the senior notes may be discontinued, the trustee may be unable to exercise its rights under the indentures and holders of the senior notes may not be compensated for any delays in payments, if any, of principal and interest. Further, the holders of the senior notes may receive in exchange for their claims a recovery that could be substantially less than the amounts of their claims (potentially even nothing) and any such recovery could be in the form of cash, new debt instruments or some other security.

Your ability to enforce civil liabilities in Canada under U.S. securities laws may be limited.

      We are organized under the laws of the Province of British Columbia. All of our directors, controlling persons, officers and the representatives of the experts named in this annual report, are residents of Canada, and a substantial portion of their assets and, currently, in excess of 50% of our assets are located outside the United States. It may not be possible, therefore, for you to effect service of process within the United States upon us, our directors and officers or such experts. There is uncertainty as to the enforceability in Canadian courts of (1) an original action predicated solely upon United States federal securities laws and (2) of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws. Therefore, you may not be able to secure judgment against us, our directors and officers or such experts in a Canadian court or, if successful in securing a judgment against us or them in a U.S. court, you may not be able to enforce such judgment in Canada.

Federal and state statutes in the United States and federal and provincial statutes in Canada allow courts, under specific circumstances, to void the guarantees and require the holders of the senior notes to return payments received from the guarantors.

      Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the guarantees could be voided, or claims in respect of the guarantees could be subordinated to all of a guarantor’s other debts if, among other things,

•	such guarantor, at the time the debt evidenced by the guarantee was incurred, received less than reasonably equivalent value or fair consideration for the incurrence of such debt, or

•	the guarantee (as the case may be) was incurred with the intent to hinder or delay any of such guarantor’s present or future creditors, and such guarantor:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which such guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

      In addition, any payment by a guarantor pursuant to its guarantee could be voided and required to be returned to us or such guarantor, or to a fund for the benefit of creditors of such guarantor.

      Under Canadian federal bankruptcy law and provincial fraudulent conveyance and preference laws, the guarantees could be voided or voidable if, among other things:

•	the guarantee (as the case may be) was incurred at a time when the guarantor was in insolvent circumstances, unable to pay its debts in full or knew itself to be on the eve of insolvency and with intent to defeat, hinder, delay, defraud or prejudice one or more creditors, with intent to prefer one creditor over other creditors or which has the effect of preferring one creditor over other creditors;

•	the guarantee (as the case may be) has the effect of preferring one creditor over other creditors and a proceeding is brought to set aside the guarantee, or the guarantor makes an assignment for the benefit of its creditors, within 60 days of the issuance of the guarantee;

•	the guarantee (as the case may be) was incurred with intent to defeat, hinder, delay or defraud creditors or others of their just and lawful actions, suits, debts, accounts, damages, penalties or forfeitures; or

•	the guarantee (as the case may be) was incurred with intent to prefer one creditor over other creditors, and within three months of the happening of an initial bankruptcy event (the filing of an assignment, a proposal or a notice of proposal by the guarantor, or the filing of a petition for a receiving order against the guarantor).

      If the guarantee is voided, any payment by a guarantor pursuant to its guarantee could be required to be returned to us or a creditor or creditors of such guarantor, or to a fund for the benefit of creditors of such guarantor.

      The measures of insolvency for purposes of these fraudulent transfer or preference laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer or preference has occurred. Generally, however, a person would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Our business is of a cyclical nature and prices of, and demand for, our products and our results of operations may fluctuate significantly based on market factors.

      The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our financial performance is dependent on the selling prices of our OSB products, which have fluctuated significantly in the past. The markets for these products are highly cyclical and characterized by (1) periods of excess product supply due to industry capacity additions, increased production and other factors, and (2) periods of insufficient demand due to weak general economic conditions. Demand for our OSB products is primarily driven by the residential and commercial construction and repair and remodeling industries. These industries in turn are affected by real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions, all of which are beyond our control. The prices of commodity sheathing OSB and plywood have historically been unpredictable. For example, during the past five years, monthly average prices for commodity sheathing OSB have ranged from a low of US$131 per msf North Central (7/16”) to a high of US$508 per msf North Central (7/16”). We are unable to predict market conditions and selling prices for our OSB products, which may decline from current levels. Weakness in the market, particularly in North America, could reduce our revenues and profitability and could affect our ability to satisfy our obligations under our indebtedness, including the senior notes. We cannot predict with certainty what market conditions, demand and selling prices for our products will be in the future and prices or demand for our products may decline from current levels. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial condition, results of operations and cash flows.

Intense competition could reduce our market share and harm our financial performance.

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

Because of our product concentration, declines in demand or prices for OSB could have a significant impact on our revenues and profitability.

      We are primarily a manufacturer of OSB and, to a lesser extent, a producer of specialty overlaid plywood. For the year ended December 31, 2004, we generated 88% of our revenues from OSB sales. We expect that OSB will continue to account for most of our sales in the foreseeable future. This product concentration could increase our exposure to a decline in demand or prices for OSB as a result of general economic conditions affecting housing starts, renovations and remodeling or industrial construction activity or the other factors described above.

We may incur unexpected costs or liabilities as a result of our acquisition of Voyageur and our acquisition of the Minnesota OSB facilities.

      Although we conducted what we believed to be a prudent and thorough level of investigation in connection with our acquisition of Voyageur and our acquisition of the Minnesota OSB facilities, in each case, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of or issues concerning the Barwick facility and the Minnesota OSB facilities. In the course of our operation of the Barwick and Minnesota OSB facilities, we may discover that we have acquired substantial undisclosed liabilities. The existence of undisclosed liabilities at the Barwick facility or the Minnesota OSB facilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to currency exchange risk which could have a material adverse effect on us.

      Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars. In 2004, over 80% of our sales were denominated in U.S. dollars. Although we purchase certain quantities of raw materials in U.S. dollars, in excess of 50% of our operating costs are incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the amount of revenue in Canadian dollar terms realized by us from sales made in U.S. dollars, which reduces our operating margin and the cash flow available to fund our operations. From January 1, 2003 to December 31, 2004, the value of the Canadian dollar relative to the U.S. dollar increased by approximately US$0.20, or 31.3%.

      In addition, we are exposed to currency exchange risk on our debt, including the exchange notes and interest thereon, and assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S. dollar-denominated debt and assets into Canadian dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

      We are not currently a party to any forward foreign currency exchange contract, or other contract that could serve to hedge our exposure to fluctuations in the U.S./Canadian dollar exchange rate.

We depend on timber tenures for access to fiber for our OSB and plywood operations. A reduction in our fiber supply or an increase in the related costs could have an adverse effect on us.

      The allowable annual cut under our forest license in British Columbia can supply approximately 80% of the current timber requirements of our veneer and specialty overlaid plywood operations either directly or through a long-term log trade agreement with third parties. The forest license is renewable and the current term extends until 2013.

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

      Our Barwick facility requires approximately 735,000 m3 of timber annually when operating at its current capacity of 480 mmsf per year. We have a current annual commitment of 551,000 m3 of timber from Crown land under long-term agreements with the Province of Ontario. Additional wood is obtained from private sources in Ontario and Manitoba. There is no assurance that we will be able to obtain a future supply of wood from either Crown or private sources on terms that are adequate to support our planned operation of our Barwick facility.

      The Minnesota OSB facilities obtain their wood fiber supply in open market transactions from various governmental entities and private landowners. The open market price of wood fiber may fluctuate as a result of various factors that are beyond our control, such as the level of demand from other forest products manufacturers, natural disasters, industrial disputes and government legislation. A material increase in the open market price for wood fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.

      The costs of our fiber, including any fees charged for fiber, logging and transportation, and market prices for purchased fiber have historically fluctuated and could increase in the future. Any significant increase in the cost of fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to harvest timber is subject to natural events that are beyond our control.

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

Government regulations relating to forest management practices may adversely affect us and could increase our costs of doing business.

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

Environmental, health and safety laws and regulations could increase the cost of doing business or restrict our ability to conduct our business.

      We are subject to a wide range of general and industry-specific environmental, health and safety and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. The acquisition of the Minnesota OSB facilities also subjects us to a wide range of general and industry-specific environmental, health and safety laws applicable in the United States and the State of Minnesota. If we are unable to extend or renew a material approval, license or permit required by such laws, or if there is a delay in renewing any material approval, license or permit, our business, financial condition, results of operations and cash flows could be materially adversely affected. The process of obtaining certain required approvals, including the completion of any necessary environmental impact assessments, can be lengthy, subject to public input, controversial and expensive. Our failure to comply with applicable environmental, health and safety requirements, including permits related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant expenditures or reduced results of operations. We believe that we are in substantial compliance with all applicable environmental, health and safety laws and regulations and we regularly incur capital and operating expenditures to maintain such compliance. However, future events such as any changes in these laws and regulations, including any new legislation that might arise as a result of the Government of Canada’s ratification of the United Nations Kyoto Protocol, or any change in their interpretation or enforcement, or discovery of currently unknown conditions, may give rise to additional expenditures or liabilities. These could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Work stoppages or other labor disruptions at our facilities could have an adverse effect on our operations.

      Any labor disruptions and any costs associated with labor disruptions at our union or non-union facilities could have a material adverse effect on our production levels and results of operations. In 2003, we renewed our collective bargaining agreements with the Industrial, Wood and Allied Workers of Canada, or IWA, which had expired on June 30, 2003. The renewed agreements have six year terms expiring on June 30, 2009, and cover approximately 500 employees at our Lillooet, Savona and 100 Mile House operations. In 2000, Voyageur entered into a collective bargaining agreement with the Communications, Energy and Paperworkers’ Union of Canada, or CEP. This contract currently covers approximately 120 workers employed at the Barwick facility and expires on August 31, 2005. In September 2004 we entered into a collective bargaining agreement with The Paper, Allied-Industrial, Chemical and Energy Workers Union, or PACE. This contract currently covers approximately 130 employed at the Grand Rapids facility and expires on October 14, 2005. Our inability to negotiate acceptable contracts, following the expiration of the present collective bargaining agreements with the CEP and PACE could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to unionized workers.

Native land claims could have an adverse effect on our timber supply in the future.

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

      The courts have said that the Crown has an obligation to consult First Nations, and accommodate their concerns, when there is a reasonable possibility that a Crown authorized activity – such as a forest tenure – may infringe asserted Aboriginal rights and title, even if those claims have not yet been proven. If the Crown has not consulted as required, the obligation to consult and accommodate may pass to the corporation receiving the interest in Crown land.

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

      Even in provinces such as Alberta and Ontario, which are entirely subject to treaties between Indian bands and the federal Crown, natives may have a right to exercise treaty rights on unoccupied Crown land, and have claimed a right to be consulted in respect of activities on Crown land that may interfere with their treaty rights. Our operations in Alberta and Ontario are unencumbered by native land claims, but we cannot predict whether claims, or what kind of claims, will be made in the future.

We face risks related to our international sales.

      We have customers located outside Canada and the United States. In 2004, sales outside of Canada and the United States represented approximately 4% of our sales. Our international operations present us with a number of risks and challenges, including the effective marketing of our products in other countries, tariffs and other trade barriers, and recessionary environments in foreign economies.

The co-ownership arrangement for High Level could force us to either sell our 50% ownership interest or to buy-out the co-owner’s 50% interest.

      The memorandum of agreement that governs the co-ownership of the High Level OSB facility contains a buy-sell provision, which provides that if one co-owner offers to buy the other party’s interest, the party must either accept the offer or purchase the interest owned by the offering co-owner at the same price and conditions. See “Co-ownership Arrangements for High Level”. As a result, we could be forced to sell our interest or purchase our co-owner’s interests, which could affect our day-to-day operations and growth strategy.

If the co-owner of the High Level OSB facility were to default on its obligations we may be forced to fund the entire High Level operation.

      If the co-owner of the High Level OSB facility fails to meet its funding obligations for the High Level OSB facility, we may be required to fund the entire High Level operation. We may not be able to make such additional cash contributions if the co-owner were to default. If High Level fails to operate at its design capacity, results of operations may suffer. Such circumstances would lessen our ability to meet our debt obligations.

Members of the Ainsworth family control our business and their interests may conflict with the interests of our debtholders.

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

ITEM 4. INFORMATION ON THE REGISTRANT

A. History and Development of the Registrant

      Ainsworth was formed under the laws of British Columbia on March 31, 1993, by the amalgamation of Ainsworth Lumber Co. Ltd. and its parent company, Ainsworth Enterprises Ltd. Ainsworth Lumber Co. Ltd., the amalgamating company, was previously the result of the amalgamation on December 3, 1970, of Ainsworth Lumber Co. Ltd., which was incorporated in 1956, and Little Bridge Creek Logging Ltd., which was incorporated in 1963. Ainsworth was founded in 1950 by David Ainsworth and originally consisted of a portable sawmill operation that employed six people. In 1952, the initial sawmill operation was relocated to 100 Mile House, British Columbia. We built a permanent sawmill at 100 Mile House in 1957 and steadily expanded its operations over a period of 12 years to include lumber planing and drying facilities. This original sawmill operation was consolidated into a larger, modernized operation at Clinton, British Columbia in mid-1998.

      In 1975, we began construction of a second sawmill near Clinton, British Columbia, and in 1979, added a finger-joined facility at the 100 Mile House site to add value to its off-grade and shorter-length lumber products. In 1986, the finger-joined facility was relocated to Abbotsford, British Columbia, where a milder climate extended the operating season.

      In 1987, we purchased from Evans Forest Products Limited a sawmill and veneer mill at Lillooet, British Columbia, a sawmill and a specialty overlaid plywood plant at Savona, British Columbia, and two forest licenses. This acquisition substantially diversified our product line and initiated our entry into the specialty overlaid plywood business. The additional timber supply from the forest licenses acquired from Evans also enabled us to manage our overall timber supply more effectively through the implementation of a comprehensive system of log transfers among the facilities to achieve optimal use of the available timber.

      In 1990, following a public call for tenders by the British Columbia Ministry of Forests, we were granted pulpwood harvesting rights for a 25-year term for the purpose of operating an OSB facility at 100 Mile House. We subsequently entered into a pulpwood agreement with the Ministry of Forests on April 26, 1990. In May 1993, we completed an initial public offering of 5.55 million common shares at $10 per share. The $51.4 million net proceeds were used as partial funding for the construction of the OSB plant at 100 Mile House. The 100 Mile House OSB plant has been operating since August 1994.

      In 1994, the Alberta government submitted a request for proposals for a deciduous timber allocation, or DTA, near Grande Prairie, Alberta. Our proposal was accepted, and on August 9, 1994, we were granted a DTA for a renewable 20-year term. Construction of our second OSB facility near Grande Prairie began in October 1994, and production of the first OSB panels commenced in December 1995. In addition, equipment was installed in 1997 for further processing the OSB and adding further value to the product lines.

      In 1996, the Alberta Lands and Forest Service requested proposals for a DTA in the Footner Timber Development Area in Northern Alberta. In January 1997, we made a joint proposal with Grant Forest Products Corp., through Footner Forest Products Ltd. to construct and operate an OSB plant near High Level, Alberta upon receipt of a 20-year DTA. In September 1997, the Alberta government announced that the Footner proposal had been selected. Construction of the High Level OSB facility began in August 1999 and was completed in the fall of 2000.

      In February 2001, we transferred our interest in Footner and the High Level OSB project to our wholly-owned subsidiary, Steen River, in consideration for an assumption of debt incurred in relation to the High Level OSB project and common shares in Steen River. In connection with our offering of senior notes in March 2004, we wound-up Steen River and transferred all of Steen River’s assets and liabilities to us in order to simplify our corporate organizational structure and provide access to the previously unavailable capital cost allowance on the High Level assets.

      On April 24, 2001, we completed the sale of our Clinton, British Columbia lumber operations to West Fraser Mills Ltd. Following the sale of our Clinton lumber operations, we classified our Abbotsford finger-joined operations as discontinued operations. In February, 2002 a decision was made to cease efforts to dispose of the Abbotsford operation, reflecting our improved financial position and other changes in circumstances. In 2004, we permanently closed the Abbotsford operation.

      On May 19, 2004, we acquired all of the outstanding shares of Voyageur Panel Limited, a private Canadian company owned by Boise Cascade Corporation (47% owner), Abitibi Consolidated Company of Canada (21% owner), the Northwestern Mutual Life Insurance Company (17% owner) and Allstate Insurance Company (15% owner) for an aggregate purchase price of US$206.7 million (which includes US$47.6 million of net working capital). The acquisition required us to pay up to US$10 million in additional consideration on March 31, 2005 in the event that OSB produced by the Barwick facility is sold at an average price that exceeds Cdn$275 per msf (3/8” basis) between the closing of the acquisition and December 31, 2004. We have estimated that US$9.1 million is payable to the vendors. Voyageur owned and operated an OSB facility located in Barwick, Ontario with a current annual production capacity of 470 mmsf. Immediately following our acquisition of Voyageur, Voyageur was amalgamated with our wholly-owned subsidiary, Ainsworth Engineered Corp., a Nova Scotia unlimited liability company.

      In August 2004 we (1) completed an exchange offer pursuant to which all of the US$210 million in aggregate principal amount of 6.750% Senior Notes due March 15, 2014 that we issued on March 3, 2004 were exchanged for an identical aggregate principal amount of 6.750% Senior Notes representing the same indebtedness due March 15, 2014, which were registered under the Securities Act of 1933; and (2) completed an exchange offer pursuant to which all of the US$110 million in aggregate principal amount of 6.750% Senior Notes representing the same indebtedness due March 15, 2014 that we issued on May 19, 2004 were exchanged for an identical aggregate principal amount of 6.750% Senior Notes due March 15, 2014, which were registered under the Securities Act of 1933.

      On September 22, 2004, we acquired all of the assets and certain related net working capital used by Potlatch in the operation of three OSB facilities that are located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The assets were acquired by Ainsworth Engineered (USA), LLC, our wholly owned subsidiary. In connection with the acquisition, we paid Potlatch a purchase price of approximately US$455.5 million (including certain adjustments upon closing).

      On December 24, 2004, Ainsworth Lumber Co. Ltd. created Ainsworth Engineered Canada Limited Partnership. This partnership was created to facilitate the integration of the Canadian business operations under one entity. Ainsworth Lumber Co. Ltd. and Ainsworth Engineered Corp. contributed the use of its assets in exchange for interests in the partnership. All Canadian business operations have been conducted by Ainsworth Engineered Canada LP since January 1, 2005.

     Our corporate address is Suite 3194 Bentall IV, P.O. Box 49307, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L3. Our telephone number is (604) 661-3200.

B. Business overview

     Markets in Which We Operate

     Oriented Strand Board Market

      OSB is a structural panel used in building applications, primarily as a substitute for plywood. Growth in the structural panel industry, which includes plywood and OSB, is primarily driven by residential and commercial construction activity. The relative abundance of fast growing deciduous and under-utilized coniferous trees, combined with an automated manufacturing process, results in a significant cost advantage for OSB over plywood. RISI estimates that in 2003 the average variable cost production of OSB was $140 per msf in western Canada, $161 per msf in the U.S. North Central region and $142 per msf in Ontario and Quebec, compared to a 2003 average variable cost of production of plywood of $265 per msf in British Columbia and $263 in the southern United States. Declining plywood-quality timber supplies are expected to continue to limit the efficient production of plywood. We believe OSB’s lower cost and comparable performance characteristics versus plywood will continue to drive the market shift from plywood to OSB and support the growth of our business. According to RISI, OSB’s share of the North American structural panel market has increased from 33% in 1994 to 57% in 2003 and is projected to grow to 68% of the market by 2008. Furthermore, RISI estimates that between 1994 and 2003, annual consumption of OSB in North America grew at a 9% compounded annual rate over the period. In addition to the growing commodity sheathing market, OSB continues to penetrate new markets through the use of new manufacturing techniques that incorporate OSB into higher valued specialty industrial products such as webstock, rimboard, radiant barrier sheathing and stair systems. The following table shows a representative production cost comparison between plywood and OSB:

Plywood and OSB Production Cost Comparison

	Plywood	OSB

Wood	$170	$50
Labor	70	28
Energy	14	9
Glue & Wax	18	32
Supplies	21	21

Gross Variable	293	140
Residuals	(33)	—

Total Variable	$260	$140

Source: RISI, August 2004: 2003 Average Variable Costs for Western Canadian OSB and Southern Yellow Pine Plywood ($ per msf 3/8” basis)

     Demand for structural panels has historically been correlated to residential and commercial construction and repair and remodeling industries in North America, Asia and Europe. According to RISI, from 1991 through 2003, U.S. housing starts grew at a 5% compounded annual growth rate while residential improvements and repairs expenditures grew at a 9% compounded annual growth rate. RISI has forecast U.S. housing starts of 1.88 million in 2004, in line with the 1.85 million started in 2003 and a 9.9% increase over 2002. Low interest rates, rising consumer confidence and strong household formation growth have bolstered U.S. housing starts to a level not experienced since 1986. We believe that housing starts will continue to be primarily single-family construction, as opposed to multi-family homes, which has accounted for nearly 80% of all homes built in the last five years. In addition, according to RISI, the average home size in 2003 was 2,340 square feet, over 10% larger than the average home size in 1994.

      The demand for OSB is driven by structural panel demand and the substitution of OSB for higher cost plywood panels. OSB consumption and market share in the structural panel market has increased over the last decade as a result of the lower cost of OSB relative to plywood, increasing production capacity to meet rising demand, a strong North American economy and growth in OSB end-use applications. OSB is accepted by all of the major North American building codes.

      OSB benchmark prices increased significantly in 2004, averaging US$369 per msf North Central (7/16”), a 25.9% increase over 2003 average OSB prices. This increase resulted from tight supply and demand conditions in the structural panels market, brought on by a robust new home construction market. Structural panel market prices have remained relatively high in 2005. In April 2004, OSB benchmark prices reached a record high US$520 per msf North Central (7/16”). RISI is forecasting benchmark prices in 2005 to average US$315 per msf North Central (7/16”), a decrease of approximately 17.1% over 2004 average prices. According to RISI, North American housing starts, a major driver of structural panel demand, are expected to average 2.0 million per year between 2004 and 2008, and OSB demand is expected to grow at a 5.4% compounded annual growth rate over the same period.

      The industry is consolidated with the top eight suppliers controlling more than 88% of North American capacity. Due to long lead times associated with the construction and ramp up of new OSB mills, major capacity additions have traditionally taken 18 months to come on line and several additional months to reach full production levels. Given these dynamics, RISI expects the demand capacity ratio for OSB to average 87% from 2004 through 2008.

      North American structural panel prices fluctuated considerably during the 1990s. Starting at recession lows in 1991, prices increased to record levels by 1994. The increase was particularly pronounced for OSB, but plywood prices also increased significantly. Due to large increases in OSB production capacity, OSB prices declined from 1995 to 1997, reaching a record low price of US$122 per msf North Central (7/16”) in April 1997. In 1998, OSB prices started to recover and reached historically high levels in July 1999 before again declining to a cyclical low in 2001 and 2002. By mid-2003, OSB benchmark prices had rebounded, peaking at a monthly average record of US$465 per msf North Central (7/16”) set in October 2003, well above the previous monthly average record of US$351 per msf North Central (7/16”) set in July 1999. In 2004, new record monthly average prices were set in each of February, March, April and May. The highest monthly average price was reached in April 2004, at US$508 per msf North Central (7/16”).

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

      Our Savona mill has one of the two largest overlaid plywood production output levels in North America. A limited availability of high quality timber to produce specialty overlaid plywood products is a barrier to entry for potential new competitors in these markets. The value-added nature of overlaid plywood results in premium pricing and more stable demand characteristics versus standard plywood. Competition is based on structural performance and reuse cycles that permit multiple applications from a single form, effectively lowering the end user’s cost.

     Our Business

     Overview

      We are a leading manufacturer of engineered wood products including oriented strand board, or OSB, and specialty overlaid plywood. We are currently the fifth largest manufacturer of OSB in North America and we believe one of the lowest-cost suppliers of OSB to the markets we serve. Following our acquisition of the Minnesota OSB facilities we expect to become the fourth largest manufacturer of OSB in North America. Based in Vancouver, British Columbia, we own and operate three modern, strategically located Canadian OSB manufacturing facilities, and we maintain a 50% ownership interest in a fourth facility, the High Level OSB facility. High Level has the largest design capacity of any OSB facility in the world and we believe that when production reaches design capacity it will be one of the world’s lowest cost OSB facilities. In addition to our OSB operations, we are one of the two largest manufacturers of specialty overlaid plywood in North America.

      We have long-term timber tenure agreements with the provincial governments of British Columbia, Alberta and Ontario, and other long-term supply agreements that currently provide approximately 85% of the wood fiber requirements for our operations.

      We sell our products to North American and offshore export markets, primarily Japan. We have a well-established sales presence and long-standing customer relationships in our largest markets. We are focused on increasing the volume of AinsworthEngineered® value-added products delivered to our customers, including export-standard OSB and specialty industrial OSB and plywood products. These products generally exhibit more stable pricing and command a premium price over commodity OSB sheathing and commodity plywood sheathing products.

      On May 19, 2004 we acquired all of the shares of Voyageur, a private Canadian company that owned and operated an OSB facility located in Barwick, Ontario, with an annual production capacity of approximately 440 mmsf. Since acquiring the Barwick facility, we have increased its annual production capacity by approximately 9%, from 440 mmsf to the current annual capacity of 480 mmsf. We have also implemented key management changes and renegotiated several commercial contracts on more favorable terms.

      On September 22, 2004, we acquired all of the assets and certain related net working capital used by Potlatch in the operation of three OSB facilities that are located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The assets were acquired by Ainsworth Engineered (USA), LLC, our wholly owned subsidiary. In connection with the acquisition, we paid Potlatch a purchase price of US$455.5 million. In connection with the terms of our asset purchase agreement with Potlatch, Potlatch has agreed to provide us with certain transitional services for a limited period of time.

      The Minnesota OSB facilities consist of three mills that are located near our existing OSB facility in Barwick, Ontario. The combined annual production capacity of the Minnesota OSB facilities was 1,350 mmsf, as of December 31, 2004. The Minnesota OSB facilities produce both commodity and value-added OSB products, and primarily serve the Central and Western regions of the United States.

      We believe that our acquisition of the Minnesota OSB facilities has significantly enhanced our geographic balance, flexibility and product diversity. We also believe that the proximity of the Minnesota OSB facilities to each other and to our existing Barwick facility will enable us to optimize our overall efficiency and provide excellent service and flexibility to our customers in the Central and Western regions of the United States. Our acquisition of the Minnesota OSB facilities has resulted in us obtaining additional intellectual property that will enable us to access new specialty product markets across our entire operations.

      Our common shares are traded on the Toronto Stock Exchange and for the year ended December 31, 2004, we generated revenues of $909.9 million, EBITDA of $377.3 million and net income of $175.1 million. For the year ended December 31, 2004, we generated 88% of our revenues from OSB sales.

     Competitive Strengths and Opportunities

      We believe that our business has the following competitive strengths and opportunities:

     Established Modern OSB Facilities

      Our existing four established Canadian OSB facilities, 100 Mile House (British Columbia), Grande Prairie (Alberta), High Level (Alberta) and Barwick (Ontario) utilize modern automated equipment and have economies of scale that increase efficiency and provide us with competitive advantages. The High Level facility, which we jointly own with another OSB producer, is the world’s largest OSB facility at 860 mmsf per year design capacity, twice that of the average North American single-line OSB facility. When High Level reaches its design capacity, we expect it to be one of the world’s lowest-cost OSB facilities, benefiting from economies of scale, a low-cost wood supply and state-of-the-art manufacturing equipment. High Level utilizes a continuous press that results in greater production capacity, faster press times and higher productivity. Our wholly-owned Grande Prairie facility, the second largest capacity single-line facility in the world after High Level, was recently benchmarked by an independent forest products research firm against 18 other North American OSB facilities and scored in the top quartile in a number of key operational measures, including total production costs, employee productivity and wood recovery. Production at our wholly-owned 100 Mile House facility is focused on value-added products that command premium pricing and generally yield higher margins than commodity OSB sheathing. At current rates of production, the High Level, Grande Prairie and 100 Mile House facilities will provide annual OSB volumes of approximately 690 mmsf (of which 50% is ours), 670 mmsf and 425 mmsf, respectively. The Barwick facility, which was completed in 1997, uses modern automated equipment that allows us to obtain operating cost efficiencies in a flexible manufacturing environment, which means that we can adjust our relative production of commodity and value-added OSB products to changes in market price and customer demand. Our acquisition of Voyageur has allowed us to achieve improved economies of scale throughout our operations and provided us with the opportunity to increase our production, including our production of premium priced value-added products. Additionally, we believe that the Barwick facility provides us with the opportunity to achieve significant additional production capacity without incurring significant capital expenditures. The Barwick facility is expected to produce 480 mmsf in 2005.

     Proven OSB Operators

      Our senior managers average over 20 years of experience in the forest products industry and most of them have played key roles in the design and implementation of the 100 Mile House, Grande Prairie and High Level OSB facilities. All three of the OSB facilities that we constructed were completed on-time and on-budget. We completed construction of 100 Mile House in 1994 with a design capacity of 360 mmsf per year and currently operate the mill at approximately

425 mmsf per year, or 18% above original design capacity. Similarly, we completed construction of the Grande Prairie facility in 1995 with a design capacity of 540 mmsf per year and currently operate the mill at approximately 670 mmsf per year, or 24% above original design capacity. We also have improved our OSB profitability by reducing production costs while manufacturing a greater percentage of value-added products. Since acquiring the Barwick facility on May 19, 2004, we have increased its production capacity by approximately 9%. The Barwick facility currently has an annual production capacity of 480 mmsf, which we believe we can further increase to 500 mmsf by 2006. According to an independent benchmarking study of 19 North American OSB mills, we have one of the best asset utilization rates in the industry, expressed in terms of OSB production per square foot of press. The Minnesota OSB facilities have an aggregate annual production capacity of 1,350 mmsf, which we believe we can increase to 1,500 mmsf by the end of 2007.

     Leading Market Positions

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

     Growing Value-Added Product Mix

      Our business strategy is to continue to increase our revenues generated from value-added products including OSB webstock and rimboard, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, which enhances our profitability. Value-added products also exhibit more stable pricing than commodity OSB. We plan to continue to use our versatile manufacturing equipment to enhance our offerings of high-quality AinsworthEngineered® value-added products across our OSB and specialty plywood businesses. We believe that our value-added product strategy improves our financial results and helps us maintain profitability through industry cycles. We also believe that our acquisition of Voyageur provides us with a significant opportunity to expand our value-added product mix. Approximately 17% of Voyageur’s 2003 sales volume was value-added products. We believe we will be able to increase output of value-added products to approximately 40% of sales volume for the Barwick facility by 2006. For the first six months of 2004, approximately 24% of the Minnesota OSB facilities’ sales volume was value-added products, which typically command premium prices. We believe that we will be able to increase output of value-added products to approximately 40% of sales volume for the Minnesota OSB facilities by 2007.

     Strategically Located OSB Facilities

      The 100 Mile House, Grande Prairie and High Level facilities are within close proximity to western ports providing us with a transportation cost and logistical advantage for supplying the Japanese and western United States markets. For example, the proximity of our 100 Mile House facility to the port of Vancouver allows us to supply our Japanese customers with less lead-time and at a lower cost than our competitors. In addition, all three of our western OSB facilities have rail access, which facilitates the cost-effective shipping of our products into the western United States. The U.S. Census Bureau has predicted the population in the western states we serve will grow at nearly double the rate of the total U.S. population over the next decade, which we believe will further increase the demand for OSB to meet housing requirements in some of the markets we serve. The Barwick facility, located immediately adjacent to the U.S. border in Western Ontario, also has rail access, which provides us with competitive access to the Central region of the United States and a more diversified customer base. We believe that the Minnesota OSB facilities, which are located in northern Minnesota, near our Barwick facility, will allow us achieve economies of scale, thereby optimizing our overall efficiency and allowing us to provide excellent service and flexibility to customers in the Central and Western regions of the United States.

     Timber Supply

          Timber Tenure Agreements

      The following table presents information about the long-term wood fiber supply agreements at each of our Canadian OSB facilities:

	Annual	Long-term Supply	Percent of
	Requirement (m3)	Agreements (m3)	Requirement

100 Mile House	638,000	585,000	92	%(1)
Grande Prairie	1,000,000	791,000 (2)	79	(3)
Barwick	735,000	551,000	75
High Level(4)	1,323,000	1,271,000	92

Total	3,696,000	3,198,000	87%

(1)	100% beginning in 2007 due to increased supply of timber.

(2)	984,000 m3 until 2007.

(3)	98% until 2007.

(4)	Assumes the High Level OSB facility is operated at or near design capacity of 860 mmsf per year. At the current rate of production, the facility’s available fiber supply is well over 100% of requirements.

     British Columbia

          Forest License

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

          Pulpwood Agreement

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

     Alberta

          Grande Prairie Deciduous Timber Allocation

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

      Our Grande Prairie DTA is the primary source of fiber for our Grande Prairie OSB facility, capable of supplying approximately 100% of the plant’s fiber requirements at full capacity during the period 2004 to 2006 and 82% in subsequent years. The mill’s fiber requirement was 950,000 m3 for the year ending December 31, 2004. The balance of the Grande Prairie OSB plant’s requirements can be purchased from other low-cost sources, including private land and government purchases, industrial timber salvage, incidental deciduous volumes generated by non-DTA harvesting operations of other operators, and volume gained through modified harvesting practices to increase utilization.

          High Level Deciduous Timber Allocation and Forest Management Agreement

      In 1996, the Alberta Lands and Forest Service issued a call for proposals for a DTA located in the Footner Timber Development Area. We made a joint proposal with another OSB producer, through Footner Forest Products Ltd., to construct and operate an OSB plant at High Level, Alberta. For more information regarding the co-ownership of Footner, see the section titled “Co-Ownership Arrangements for High Level.” Footner was successful in its proposal. The timber allocation is approx. 880,000 m3 of deciduous timber annually for a period of 20 years and is supplied through a joint Forest Management Agreement which supplies 701,000 m3, and three DTAs which supply 170,000 m3. In 2002, Footner, on behalf of us and the other co-owner entered into a FMA with the Province of Alberta and Tolko Industries Ltd. which provides us with a long-term agreement to establish, grow, harvest and remove all deciduous timber on a sustained yield basis within the area covered by the FMA. The FMA was formally approved by the government of Alberta in July, 2002. We received government approval in April 2004 to increase our annual allowable cut on the FMA from the existing 677,000 m3 to 701,000 m3. Footner has also negotiated 20-year volume supply agreements of approximately 390,000 m3 annually with aboriginal groups who hold DTAs or own their land.

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

     Ontario

      We have long-term timber supply agreements with the Province of Ontario, that are administered through related agreements with two major pulp and paper companies who hold Sustainable Forest Licences, or SFLs, with the Province of Ontario. These agreements ensure that defined timber volume will be harvested solely for use by the Barwick facility. This timber volume commitment from the Province of Ontario represents 551,000 m3 per year or approximately 75% of current fiber requirements of the Barwick facility.

          Timber Supply Agreement

      We have an existing timber supply agreement with the Province of Ontario that provides for a direct license to us, or to entities with related contracts to deliver timber to us, to harvest from public land up to 310,000 m3 of timber annually from the Crossroute Forest Crown Management Unit, or CMU, located adjacent to the Barwick facility. This timber supply agreement is renewable and the current term expires in September 2015. The annual allowable cut, or AAC, of this agreement can supply approximately 42% of the current fiber requirements of the Barwick facility. We currently have a wood supply services agreement with Abitibi Consolidated Inc., or ACI, pursuant to which ACI manages the 310,000 m3 commitment relating to our Barwick facility through ACI’s SFL.

          Sustainable Forest Licenses

      ACI, and Bowater, both major pulp and paper producers with operations near the Barwick facility, are directed by the terms of their respective SFLs with the Province of Ontario to supply the Barwick facility with an annual harvest of 165,000 m3 and 76,000 m3 of timber, respectively. The current term of the SFLs held by both ACI and Bowater expire March 31, 2017 and March 31, 2018, respectively. The fiber that the Barwick facility is entitled to receive under the SFLs held by ACI and Bowater represents a total of 241,000 m3 per year, or approximately 33% of the current fiber requirements of the Barwick facility.

          Private Wood

      Timber requirements for the Barwick facility beyond the 551,000 m3 per year available from public lands are currently satisfied through purchases of timber from private lands in Ontario and Manitoba at open market prices. At an annual OSB production rate of 480 mmsf, approximately 25% of the current fiber requirements of the Barwick facility is purchased on the open market.

     Minnesota

      The Minnesota OSB facilities use a mix of hardwood tree species, predominantly aspen and birch, as well as balsam, balm, basswood and pine, as the primary raw materials for their products. The location of the mills in the forested northern portion of Minnesota has enabled them to obtain an adequate supply of wood fiber from within reasonable distances of the mill sites. Minnesota has a very diverse and fragmented land ownership demographic, and as a result Potlatch has historically purchased wood fiber for the Minnesota OSB facilities in open market transactions from various governmental entities (federal, state and county) and private landowners. Upon acquiring the Minnesota OSB facilities we entered in to a log supply contract with Potlatch Corporation. Under the terms of the contract Potlatch will supply a minimum of 95,000 green tons per year over the next five years. The mills generally do not enter into long-term wood fiber supply contracts with third parties.

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

          Timber Harvesting

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

          Forest Management

      Since early 2000 we have worked with other forest tenure holders in our British Columbia timber supply area to develop a sustainable forest management (SFM) plan based on the Canadian Standards Association (CSA) certification system. Effective June 18, 2004, we achieved ISO 14001 Environmental Management System registrations, an environmental management certification system for forestry related activities, on both the Lillooet license and Pulpwood Agreement No. 16.

     Alberta

          Timber Harvesting

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

          Forest Management

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

     Ontario

      We have a wood supply services agreement with ACI under which ACI oversees timber harvesting on behalf of us on public lands covered under certain of the timber supply agreements relating to the Barwick facility. Under the wood supply services agreement, wood fiber is allocated to ACI and us on a basis that minimizes the aggregate average delivered cost to both parties. Since the Barwick facility draws wood from the same general region as ACI’s Fort Frances pulp and paper mill, we also benefit from accessing an established road network and experienced timber harvesting and forest management operations. Our current agreement with ACI is renewable at the option of both parties beyond its current expiry date of December 31, 2005. ACI also currently manages the private wood supply required by the Barwick facility.

     Environmental Regulation

      In addition to the laws and regulations governing the management and stewardship of the forests where we harvest timber, we are subject to numerous environmental laws and regulations of general application, including those relating to air emissions, effluent discharges, waste management, and remediation of contaminated soil and ground water. Environmental laws and regulations may impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Compliance with environmental laws and regulations can significantly increase the costs of our operations and otherwise result in significant costs and expenses. Violations of environmental laws and regulations can subject us to additional costs and expenses, including defense costs and expenses and civil and criminal penalties. We have obtained, or are applying for amendments to, the necessary environmental operating permits required to conduct our business. These include, for example, permits for emissions, land fills for disposal of boiler ash and beneficial use of certain solid waste. We believe that all of our operations are in substantial compliance with all operating permits. Any future change in requirements or in the enforcement of existing regulations could result in incremental cost and potentially restrict our operations.

      We believe that the Minnesota OSB facilities are currently in substantial compliance with applicable environmental laws and regulations. In January 2004, Potlatch reported to the Minnesota Pollution Control Agency a prior non-compliance relating to the operation of certain pollution control equipment for its co-generation facility at the Bemidji mill. The matter is under discussion and it is not possible at this time to estimate what, if any, fine will be imposed or corrective action will be required. Any liability related to this matter will remain with Potlatch pursuant to the asset purchase agreement. The U.S. Environmental Protection Agency is currently developing additional Maximum Achievable Control Technology (MACT) standards, which will affect wood products panel facilities, including the Minnesota OSB facilities. Compliance with the final standards is expected to be required by early 2007. We believe that capital expenditures of approximately US$11 million will be necessary to bring the Minnesota OSB facilities into compliance with the currently proposed MACT standards.

     Transportation and Distribution

      Our finished products are generally marketed on a delivered-price basis and transported by common carriers. Timely and economical delivery of finished goods to customers are important factors in our ability to compete effectively. Virtually all sales are shipped directly to customers.

      A significant portion of the delivered cost of our products is transportation costs. We have entered into various rail, truck and ocean transportation agreements to provide reliable and competitive transportation services. Our operations have the flexibility to load their products onto various types of rail and road equipment, enabling them to take advantage of the most competitive rates. We also reduce freight costs by shipping products from the most logistically cost-effective mill. Our current North American transportation strategy involves shipping approximately 75% of our total production by rail, with the remainder shipped by truck. We continually test alternative transportation options to minimize overall freight costs. Our significantly large volume of annual shipments provides considerable leverage for negotiating lower rates and more cost-effective transport equipment.

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

      The following table sets out our net sales by region for the fiscal years 2002, 2003 and 2004.

	2002	2003	2004

	(in thousands)
Geographic sales information(1)
Canada	$83,508	$94,277	$106,837
United States	298,379	410,212	763,952
Japan and other	40,122	30,431	29,492
Europe	8,339	8,067	9,641

Total	$430,348	$542,987	$909,922

(1)	Sales figures reported in this table have been presented to include freight revenue and freight and other distribution costs. Previously, these items were netted from sales consistent with industry practice at the time.

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

      In the North American market for commodity sheathing OSB, we compete principally with numerous plywood sheathing producers and other North American OSB producers such as Weyerhaeuser, Tolko, Canfor, Louisiana-Pacific and Grant Forest Products, depending on market destination and producing mill location. Factors including production costs, freight charges and market dynamics between producing and consuming regions have an impact on the competitive position of all potential structural panel suppliers in a given market. OSB’s significant cost advantage over plywood continues to support OSB market growth.

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

      The introduction of OSB to the Japanese market is relatively new. Although OSB currently represents only a small proportion of the Japanese panel market, we expect OSB to capture an increasing share of the structural panel market. We had a leading position with an estimated 39% market share for OSB in the year ended December 31, 2004. Other North American OSB producers have generally played only a peripheral and opportunistic role in this market. Our principal competition in Japan remains Indonesian and Malaysian plywood and domestic softwood plywood.

      For the past several decades, Ainsworth and Olympic Panel (formerly Simpson Timber) have been the predominant suppliers of specialty overlaid plywood to the North American market. Olympic Panel is our primary competitor and has a similar manufacturing and marketing approach to our business. Over the years, opportunistic, smaller-size producers have attempted to make inroads into this market but have succeeded only to a very limited extent. We believe that the current competition encountered from cheaper, non-overlaid concrete-forming plywood will gradually erode as end-users become educated about the benefits and the installed cost-effectiveness of an initially more costly product line.

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

      In connection with our acquisition of the Minnesota OSB facilities, we acquired certain intellectual property rights to the OSB-related technology owned by Potlatch. We intend to apply this technology, together with our existing intellectual property, to the production of value-added OSB products across all of our facilities. We also intend to continue research and development efforts commenced by Potlatch prior to our acquisition of the Minnesota OSB facilities, to the extent that we feel that such efforts will improve our production process or expand our offering of meaningful value-added products.

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

D. Property, plant and equipment

     Overview

     We own and operate three modern, strategically located Canadian OSB manufacturing facilities, and we maintain a 50% ownership interest in a fourth Canadian facility, the High Level OSB facility. We also own and operate three OSB manufacturing facilities located in northern Minnesota, as described more fully above. The company also owns a specialty plywood plant at Savona, British Columbia, and a veneer plant in Lillooet, British Columbia.

     Facilities

      Within the last 10 years we have been involved in the construction of three OSB facilities in western Canada, including 100 Mile House in British Columbia (completed in 1994), Grande Prairie in Alberta (completed in 1995) and High Level in Alberta (completed in 2000). We also operate a specialty overlaid plywood mill in Savona, British Columbia and an associated veneer plant in Lillooet, British Columbia. In 2004 we acquired the Barwick and Minnesota OSB facilities. Our facilities represent total annual capacity of approximately 3,355 mmsf including the Barwick and Minnesota OSB facilities and 155 mmsf of specialty overlaid plywood. We have some of the most modern, productive manufacturing facilities in North America. We believe our modern facilities will require only modest maintenance capital expenditures for the foreseeable future. In fiscal 2004, we had capital expenditures of approximately $18 million to maintain current operations.

Annual
Production
Capacity

Oriented Strand Board (mmsf)
100 Mile House, British Columbia	425
Grande Prairie, Alberta	670
Barwick, Ontario	480
High Level, Alberta (50%-owned by us)(1)	430
Bemidji	535
Cook	440
Grand Rapids	375

Total OSB production capacity	3,355
Specialty Overlaid Plywood (mmsf)
Savona, British Columbia (Plywood)	155

(1)	This facility is in its ramp-up phase. Its design capacity is 860 mmsf per year and 50% of the production is ours. The mill is currently running at approximately 80% of design capacity.

     Oriented Strand Board

    Canadian OSB Facilities

      We jointly own the OSB facility at High Level, Alberta. This facility, which is designed to be the largest OSB facility in the world at 860 mmsf per year design capacity, is owned by the co-owners in equal one-half shares. The plant site and log yard occupy approximately 643 acres of lands owned by the co-owners and is directly serviced by rail. The High Level OSB facility is operated for the co-owners by Footner Forest Products Ltd. Footner is also jointly-owned in equal shares by us and the co-owner. Footner is a service company that operates the plant as the agent for the co-owners and not for its own account. All of the costs incurred by Footner in so doing are reimbursed by the co-owners and the co-owners take away their respective one-half shares of production from the plant for sale for their own account. We and the co-owner have each invested approximately $145 million in the capital assets to construct the facility. We believe the High Level OSB facility will be one of the world’s lowest-cost producers of commodity sheathing OSB once full production is achieved. At full capacity the plant will consume about 1.3 million m3 of fiber annually. By agreement between the co-owners, the plant primarily produces commodity sheathing OSB for the North American market. High Level utilizes modern technology with a 12-foot wide forming line and continuous press. High Level has low-cost timber allocations granted by the government of Alberta and long-term volume supply agreements that together provide approximately 92% of its timber needs at full capacity. This timber is secured through 2016 at very competitive stumpage rates. The facility, which commenced operations in October 2000, is now operating at approximately 80% of full design capacity and continues to ramp-up to design capacity. High Level contributed approximately 327 mmsf to our total OSB sales volume for the year ended December 31, 2004, and we expect our share of production will be increased to 430 mmsf per year once the facility is operating at design capacity. For more details regarding the co-ownership arrangements for the High Level plant, see “Co-Ownership Arrangements for High Level”.

      In 2002, Footner, on behalf of the owners of High Level, entered into a Forest Management Agreement with the Province of Alberta and Tolko Industries Ltd. which provides High Level with a long-term agreement to establish, grow, harvest and remove all deciduous timber on a sustained yield basis within the area covered by the FMA.

      Our OSB facility at Grande Prairie, Alberta, which was completed in December 1995, is the second-largest capacity single-line OSB facility (after the High Level OSB facility) in the world. We originally built the Grande Prairie facility with a design capacity of 540 mmsf per year and currently operate the facility at approximately 670 mmsf per year, or 24% above original design capacity. The operation occupies approximately 160 acres of land owned by us and is serviced by rail. The facility uses a 12-foot wide forming line and press that provides the flexibility to produce, on a cost-efficient basis, a variety of panel dimensions and grades to suit both North American and Japanese markets. At full capacity, the facility will consume approximately 1,000,000 m3 of fiber annually. Grande Prairie’s low-cost position is supported by an abundant low-cost fiber supply, economies of scale and superior up-time and on-grade performance. In 2002, we invested approximately $9 million in Grande Prairie to increase this facility’s productive capacity and reduce production costs.

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

      The construction of the Barwick facility was completed in the second quarter of 1997 for a cost of approximately US$123 million. It occupies approximately 238 acres of land owned by us. The facility has an 8-foot x 24-foot x 14-opening Seimpelkamp press and forming line. It was built with a design capacity of 375 mmsf per year and currently operates at approximately 470 mmsf per year, or approximately 25% above original design capacity. The facility produced approximately 432 mmsf and 416 mmsf in 2003 and 2002, respectively. We believe that we will be able to improve the facility’s efficiency and production to increase its capacity to 500 mmsf per year by the end of 2006. Approximately US$9 million in capital has been invested in the Barwick facility since construction was completed, including costs associated with the addition of a third strander in April 2002. Maintenance and environmental capital expenditures relating to the Barwick facility have averaged less than US$0.6 million per year over the past five years, with total capital expenditures averaging approximately US$1.5 million per year.

      The Barwick facility has demonstrated a strong ability to produce high-quality, value-added OSB products. The Barwick facility produces four types of OSB: commodity sheathing, rimboard, premium floor and roof underlayment, and webstock. The Barwick facility commenced production of commodity sheathing in 1997, rimboard in 2000, premium underlayment in 2001 and webstock in 2003. Value-added products typically achieve sales price premiums and exhibit a more stable price pattern, as compared to commodity sheathing panels. We expect to increase the production of value-added OSB manufactured at the Barwick facility from 17% of sales volume in 2003 to 40% by 2006.

      The Barwick facility has a reputation in its existing markets for producing high quality products. According to an independent benchmarking study of 19 North American OSB mills’ 2002 performance, the Barwick facility’s level of on-grade product quality exceeded or equaled all but four OSB facilities. All of the products produced at the Barwick facility are certified by the APA-The Engineered Wood Association and meet all applicable North American building code specifications.

     Minnesota OSB Facilities

      The Bemidji facility was completed and commenced production in 1981. A second OSB line was added in 1989, an upgrade which approximately doubled the manufacturing capacity of the facility, while also lowering per unit manufacturing costs. The Bemidji facility’s two production lines had a combined annual production capacity of 535 mmsf, as of December 31, 2003. Production in the fiscal year ended December 31, 2003 totaled 529 mmsf, of which approximately 80% was commodity products and approximately 20% was value-added and over-sized products. Production for the period from completion of the acquisition to December 31, 2004 was 153 mmsf. Adjacent to the Bemidji facility is a 12 megawatt cogeneration facility, which we are also acquiring as part of our acquisition of the Minnesota OSB facilities.

      The Cook facility, a sister facility to the Bemidji facility, was completed in 1983, and commenced production in 1983. In January 2001, Potlatch completed a modernization and expansion of the Cook facility, which resulted in an increase in the annual production capacity of its single production line from 250 mmsf to its December 31, 2003 production capacity of 440 mmsf, while also lowering per unit manufacturing costs. Production in the fiscal year ended December 31, 2003 totaled 436 mmsf, nearly all of which was commodity OSB. Production for the period from completion of the acquisition to December 31, 2004 was 119 mmsf.

      The Grand Rapids facility commenced OSB production in 1985. It was acquired by Potlatch from Blandin Paper in 1990. The Grand Rapids facility operates a single forming line that had an annual production capacity of 375 mmsf, as of December 31, 2003. Production in the fiscal year ended December 31, 2003 totaled 372 mmsf, comprised of approximately 40% of commodity products and approximately 60% of value-added and over-sized products. Production for the period from completion of the acquisition to December 31, 2004 was 95 mmsf.

      The Minnesota OSB facilities have been well maintained and are relatively modern facilities that we expect we can operate with low ongoing maintenance expenditure requirements. In addition, we have identified certain improvements that we believe will result in enhancements to existing production capacity at each of the facilities. We expect to increase total annual production capacity at the Minnesota OSB facilities from 1,350 mmsf as of December 31, 2003, to 1,500 mmsf by the end of 2007.

      The majority of production at the Minnesota OSB facilities consists of commodity grade structural and underlayment OSB panel products. However, Potlatch has spent the past several years developing and marketing a series of specialty OSB products that are designed to meet specific construction applications, such as providing a radiant heat barrier, moisture resistance, insect resistance and fungal resistance. These products can command a premium price relative to commodity panels. The value-added product portfolio of the Minnesota OSB facilities includes the following premium products:

•	OxTreme (a specialty flooring product);

•	Luminox (a heat resistant product);

•	OxTerminator (a termite resistant product);

•	Stairtread (a specialty stairway product); and

•	OxRimboard (a specialty flooring system product).

      We acquired certain intellectual property rights to the OSB-related technology owned by Potlatch in connection with our purchase of the Minnesota OSB facilities. We expect to increase the production of value-added OSB products manufactured at the Minnesota OSB facilities from 24% of sales volume in 2003 to 40% by 2007.

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

      Our Pourform® brands of concrete forming products are recognized for their superior performance characteristics and longevity. The primary AinsworthEngineered® specialty overlaid plywood product produced at Savona is a medium density overlay concrete forming panel called Pourform-107®, which is used for industrial concrete forming work, including high rise construction, dams and highway infrastructure projects. Pourform-107® is manufactured using a resin-impregnated paper overlay that leaves an architectural finish on the concrete, and enables the panel to be re-used multiple times. The balance of Savona’s production consists of high-density overlaid panels used for concrete forming, decking material for flat deck trailers, general purpose overlaid panels used for paint grade sign material, panels designed specifically for use in flat deck trailers, dry freight vans and intermodal container systems, and commodity sheathing plywood. Savona’s annual capacity is 155 mmsf. Production of plywood at the Savona mill for the fiscal year ended December 31, 2004 was 144 mmsf. All of the Savona mill’s veneer requirements come from our veneer plant in Lillooet.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results

     Certain statements in our operating and financial review and prospects constitute “forward-looking statements” that involve known business and economic risks, uncertainties and other factors. These factors may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and may affect the future results as set forth in this discussion and analysis.

     Overview

      We are principally engaged in the production of oriented strand board (OSB) and specialty plywood for sale to markets in the United States, Canada, Asia and Europe. Our operating results are affected by prevailing market prices for our principal products, as well as our production volumes and costs of production. Sales of our products are affected by residential and commercial construction and repair and remodeling industries in North America and Japan and, to a lesser extent, the commercial construction industry in Europe. These industries are highly cyclical and are affected by numerous factors, including real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions.

      In 2004, in connection with our growth strategy within the engineered wood business sector, we acquired four OSB plants located in the Central region of North America. The May 19th acquisition of Voyageur Panel Limited and its OSB facility in south western Ontario combined with the September 22nd purchase of the three OSB manufacturing facilities of Potlatch Corporation in Minnesota increased our OSB designed production capacity to 3,355 million square feet (mmsf), a capacity increase of over 100%. The acquisition of these assets gives us increased diversification of our customer base, plus enhanced access to the Central market region of the United States. We also believe these acquisitions will provide us with an opportunity to enhance our product diversity and expand our sales of value added products.

      Excluding production from plants acquired in 2004, our preexisting manufacturing assets achieved higher production volumes of both OSB and specialty plywood compared to 2003. OSB production volume was 1,389 mmsf in 2004 compared to 1,351 mmsf in 2003. The greatest OSB production increase occurred at the High Level OSB facility, where 2004 OSB production increased by 13.7% compared to 2003. Production at the 100 Mile House and Grande Prairie OSB facilities was marginally higher in 2004 compared to 2003. Meanwhile, specialty plywood production volume increased to meet the higher demand for concrete forming plywood products and commodity plywood sheathing products. In 2004, overall plywood production was 144 mmsf, an increase of 21.3% compared to 2003. Veneer production sold to third parties continues to diminish to immaterial levels as veneer production is increasingly consumed internally in our Savona plywood facility. There was no production of lumber in 2004 and the Abbotsford facility was permanently closed late in the year.

      Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars. Offsetting this sensitivity are U.S. denominated freight charges, some production expenses and all interest charges. We have not hedged our exposure to fluctuations in the U.S. dollar by entering into foreign exchange forward contracts.

      Our value-added OSB products, including our export-standard OSB products, typically command premium prices, generate greater margins than our commodity sheathing OSB products, and tend to mitigate, to some extent, the impact of commodity cycles. As a result, these products generally enhance our profitability through the economic cycle.

      Cost of products sold consists primarily of wood fiber, resins, waxes, labor costs and energy. Wood fiber from timber is the primary raw material used in our operations and is the most significant cost of our manufacturing process. Fiber supply self-sufficiency is a key competitive element, because the direct control and management of fiber supplies partially insulates an operator from fluctuations in the market price of fiber. We supply our manufacturing operations primarily from fiber resources held under long-term agreements with the governments of British Columbia and Alberta, providing a secure supply of fiber on a sustainable basis. Approximately 87% of the fiber requirements for our Canadian OSB mills are supplied by the provincial government quotas and allocations, and multi-year fiber agreements with other forest products companies and aboriginal groups. We purchase the balance of our fiber requirements in the open market. All of our U.S. OSB facilities purchase all of their fiber requirements on the open market.

      The year ended December 31, 2004 has seen a significant increase in both the pricing and sales volume of OSB products, which has increased our sales and improved our operating earnings.

      The following table summarizes certain of our results of operations:

	Year ended
	December 31,

	2002	2003	2004

Sales:
OSB	$328.9	$449.0	799.4
Specialty plywood, and other products	101.4	94.0	110.5

Total	430.3	543.0	909.9
Cost of products sold:
OSB	250.8	241.6	408.0
Specialty plywood, and other products	87.3	81.3	90.2

Total	338.2	322.8	498.2
Selling and administration	21.9	18.2	31.0
Amortization of capital assets	32.0	33.0	53.9
Write-down of capital assets	1.0	13.7	0.7

Operating earnings	37.2	155.3	326.1
Finance expense	62.5	56.1	150.2
Interest and other (income) expense	(2.9)	0.5	3.4
Unrealized foreign exchange (gain) loss on long-term debt	(4.3)	(76.9)	(73.8)

Income (loss) before income tax	(18.1)	175.6	246.3
Income tax (recovery) expense	(0.3)	51.9	71.2

Net income (loss)	$(17.9)	$123.7	$175.1

Our geographic distribution of sales was as follows:

	Year ended
	December 31,

	2002	2003	2004

All Products
United States	69.4%	75.4%	84.0%
Canada	19.4	17.5	11.7
Japan and other	9.3	5.5	3.2
Europe	1.9	1.6	1.1

	100.0%	100.0%	100.0%

  Our Results of Operations

Fiscal Year ended December 31, 2004 Compared to Fiscal Year ended December 31, 2003

      Net income for the year ended December 31, 2004 was $175.1 million compared to $123.7 million in 2003. The increase in net income was primarily attributable to a $170.7 million or 110% increase in operating earnings less a one time charge of $106.2 million that was associated with our March 2004 debt refinancing.

          Sales

      Sales in fiscal 2004 were $909.9 million compared to $543.0 million in fiscal 2003, representing an increase of $366.9 million or 67.6%.

      OSB. Sales of OSB in 2004 were $799.4 million compared to $449.0 million in 2003, representing an increase of $350.4 million or 78.0%. This increase was due to a 51.9% increase in shipment volumes, from 1,341 mmsf in 2003 to 2,037 mmsf in fiscal 2004, and an average price increase of 17.3%. The increased shipment volumes were due primarily to the May 19th acquisition of Voyageur Panel Limited and the September 22nd purchase of the OSB manufacturing facilities of Potlatch Corporation. Benchmark OSB market prices achieved an all-time average annual high in 2004.

      Specialty Overlaid Plywood and Other Products. Sales of specialty overlaid plywood and other products were $110.5 million compared to $94.0 million in 2003, representing a increase of $16.5 million or 17.6%. The increase in sales resulted from a 18.4% increase in shipment volumes driven by higher market demand and a 5.4% increase in average sales price. This higher average sales price is largely attributable to a product mix comprised of an increased proportion of relatively higher-priced commodity plywood sheathing products.

          Cost of Products Sold

      Cost of products sold in fiscal 2004 was $498.2 million compared to $322.8 million in fiscal 2003, representing an increase of $175.4 million or 54.3%. This increase is due primarily to increased shipment volumes of OSB and higher unit costs for wood fiber and resins.

      OSB. OSB cost of products sold in fiscal 2004 was $408.0 million compared to $241.6 million in fiscal 2003, representing an increase of $166.4 million or 68.9%. This increase was due primarily to a 58.7% increase in OSB shipment volumes attributable to the OSB manufacturing assets acquired during 2004 and a 3.5% increase in OSB shipment volumes generated at the OSB facilities that existed prior to 2004. Additional unit cost increases are attributable to higher prices for wood fiber and resins.

      Specialty Overlaid Plywood and Other Products. Specialty overlaid plywood and other products cost of products sold in fiscal 2004 was $90.2 million compared to $81.3 million in fiscal 2003, representing an increase of $8.9 million or 10.9%. This increase was due primarily to an increased plywood shipment volume of 18.4%.

          Selling and Administration

      Selling and administration expense in fiscal 2004 was $31.0 million compared to $18.2 million in fiscal 2003, representing an increase of $12.8 million or 70.3%. This increase was due to ancillary costs associated with the 2004 acquisitions and refinancing initiatives, plus additional executive and staff performance-based compensation associated with the excellent business results achieved in 2004.

          Amortization of Capital Assets

      Amortization of capital assets in fiscal 2004 was $53.9 million compared to $33.0 million in fiscal 2003, representing an increase of $20.9 million or 63.3%. Amortization expense increased primarily due to the inclusion of the newly acquired OSB facilities in 2004.

          Finance Expense

      Finance expense, including a one time charge of $106.2 million associated with the March 2004 debt refinancing, for 2004 was $150.2 million (including $40.7 million of direct interest expense) compared to $56.2 million (including $51.2 million of direct interest expense) in 2003, representing an increase of $94 million or 167.4%.

      We recorded a $73.8 million unrealized foreign exchange gain on our U.S. dollar denominated long-term debt for fiscal 2004 compared to an unrealized gain of $76.9 million in 2003. The gain in 2004 reflects the appreciation of the Canadian dollar relative to the U.S. dollar during the year.

      Interest and other expense for 2004 was $3.4 million compared to income of $0.5 million in 2003. This decrease in other income (expense) was related primarily to a $2.6 million charge relating to the employee participation share plan.

          Income Taxes

      Income tax expense in fiscal 2004 was $71.2 million compared to an expense of $51.9 million in fiscal 2003.

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

          Sales

      Sales in fiscal 2003 were $543.0 million compared to $430.3 million in fiscal 2002, representing an increase of $112.7 million or 26.2%.

      OSB. Sales of OSB in 2003 were $449.0 million compared to $328.9 million in 2002, representing an increase of $120.1 million or 36.5%. This increase was due to an average price increase of 45.8% and by a 3.3% increase in shipment volumes from 1,299 mmsf in fiscal 2002 to 1,341 mmsf in fiscal 2003. The increased unit volume was due to capacity improvements at the 100 Mile House and High Level facilities. Benchmark OSB prices increased sharply beginning in mid-2003 and peaked at a record US$465 per msf North Central ( 7/16”) monthly average price in October, well above the previous record of $351 per msf set in July 1999.

      Specialty Overlaid Plywood and Other Products. Sales of specialty overlaid plywood and other products were $94.0 million compared to $101.4 million in 2002, representing a decrease of $7.4 million or 7.3%. This decrease was due primarily to a decrease in lumber and veneer sales only partially offset by an increase in specialty overlaid plywood sales. Lumber revenue was $17.0 million or 94.8% lower than 2002 because the Abbotsford facility has been temporarily closed since December 2002 due to market conditions. Sales of specialty overlaid plywood in 2003 were $71.8 million compared to $61.1 million in 2002, representing an increase of $10.7 million or 17.5%. Specialty plywood volume increased 29.2% from 92 mmsf in fiscal 2002 to 119 mmsf in fiscal 2003. The increase in sales resulted from a 29.2% increase in shipment volumes driven by higher market demand and a 9.1% decrease in average sales price. This lower average sales price is largely attributable to a product mix comprised of an increased proportion of relatively lower-priced commodity plywood sheathing products.

          Cost of Products Sold

      Cost of products sold in fiscal 2003 was $322.8 million compared to $338.2 million in fiscal 2002, representing a decrease of $15.4 million or 4.8%. This decrease is primarily due to the closure of the Abbotsford lumber facility throughout 2003 and was partially offset by increased OSB and specialty plywood shipment volumes.

      OSB. OSB cost of products sold in fiscal 2003 was $241.6 million compared to $250.8 million in fiscal 2002, representing a decrease of $9.2 million or 3.8%. This decrease was due primarily to lower unit manufacturing costs resulting from higher production levels.

      Specialty Overlaid Plywood and Other Products. Specialty overlaid plywood and other products cost of goods sold in fiscal 2003 was $81.3 million compared to $87.3 million in fiscal 2002, representing a decrease of $6.0 million or 7.4%. This decrease was due primarily to a decrease in lumber shipments only partially offset by an increase in specialty overlaid plywood shipments.

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

          Finance Expense

      Finance expense, excluding unrealized foreign exchange gain on U.S. dollar denominated debt, for 2003 was $56.1 million (including $51.2 million of direct interest expense) compared to $62.5 million (including $57.2 million of direct interest expense) in 2002, representing a decrease of $6.4 million or 10.2%. This decrease was primarily due to the year-over-year appreciation of the Canadian dollar relative to the U.S. dollar and a $0.1 million loss related to the redemption of some outstanding 13.875% Notes and 12 1/2% Notes in December 2003.

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

      Write-down of capital assets for 2003 was $13.7 million compared to $1.0 million in 2002. This increase was primarily due to a $13.3 million write-down of capital assets related to a planned 400 mmsf per year expansion of the Grande Prairie OSB plant. The company has been unsuccessful in its attempt to secure additional long-term timber tenures. Without confirmation of a secured timber supply, the company has decided not to pursue the expansion of the Grande Prairie facility at this time.

          Income Taxes

      Income tax expense in fiscal 2003 was $51.9 million compared to an income tax recovery of $0.3 million in fiscal 2002. This increase was due to the substantial increase in pre-tax income.

Outlook

      Strong homebuilding activity and low inventories in key markets led to record high OSB prices in 2004 allowed us to generate excellent operating earnings. We believe that OSB pricing will remain strong in the near term as low mortgage rates and improved economic growth will support a relatively high number of North American housing starts and home renovations. In 2005, we should also continue to benefit from increased OSB production at our High Level OSB facility and from having a full year’s production from the four OSB plants acquired during 2004. Meanwhile, we will continue to maintain our operational focus on productivity improvements, cost reductions and increasing the volume of value-added AinsworthEngineered® wood products.

Market Risk

      Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Our existing senior notes are not, and the new fixed rate notes will not be, subject to interest rate fluctuations because the interest rate is fixed for the term of the debt. The new floating rate notes will be subject to interest rate fluctuation because the interest rate is reset quarterly for the term of such notes.

      A significant portion of our products are sold in U.S. dollars. The majority of our costs, other than interest payable on the notes and production costs at our Minnesota OSB facilities, which are payable in U.S. dollars, will be payable in Canadian dollars and, therefore, our financial results are subject to foreign currency exchange rate fluctuations. A significant appreciation in the value of the Canadian dollar in terms of the U.S. dollar, while other factors remain constant, will cause a relative decline in our revenues and our cash flow will be diminished.

      We have not used derivative financial instruments to mitigate the influence of market risk but we may do so in the future.

Significant Accounting Estimates and Judgements

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

     Valuation of Long-Lived Assets. On a quarterly basis, we review the long-lived assets held and used by us (primarily property, plant, and equipment, construction in progress and timber and logging roads) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. During 2003, we recorded a $13.3 million write-down of capital assets related to a planned expansion of the Grande Prairie OSB plant. The planned expansion involves the addition of a second manufacturing line alongside the existing OSB plant to produce a further 400 mmsf per year of OSB and specialty products, and the construction of a hardwood sawmill. The company has been unsuccessful in its attempt to secure additional long-term timber tenures. Without confirmation of a secured timber supply, the company has decided not to pursue the expansion of the Grande Prairie facility at this time. We reviewed the carrying value of our other capital assets, including construction in progress, at December 31, 2004, and believe that our reported values are reasonable based on the current circumstances.

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

     Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are no longer amortized. However, these indefinite life assets are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will reduce product costs that will offset inflationary impacts.

      Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly.

      Pension Plans. Most of our Canadian employees and U.S. employees participate in defined benefit pension plans sponsored by the company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the U.S., which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions. See further discussion related to pension plans below under the heading “Defined Benefit Plans” and in Note 18 of the Notes to the consolidated financial statements included elsewhere in this prospectus.

U.S. GAAP Reconciliation

     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. To the extent applicable to our consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described in note 24 to our consolidated financial statements included elsewhere in this annual report.

B. Liquidity and Capital Resources

      In 2004, the Company generated cash flow from operations after changes in non-cash working capital of $364.4 million compared to $133.6 million in 2003. The significant improvement in cash flow from operations is explained by higher operating earnings in 2004 on account of the significant increase in OSB shipments after the acquisitions combined with stronger OSB prices relative to 2003. Non-cash working capital decreased by $89.2 million in 2004 compared to an increase of $12.7 million in 2003. The decrease in non-cash working capital in 2004 is explained by a $45.8 million increase in accounts payable and accrued liabilities, a $37.7 million increase in income taxes payable and a $14.2 million decrease in accounts receivable partially offset by a $4.4 million increase in inventories and a $4.2 million increase in prepaid expenses. The increase in non-cash working capital in 2003 is explained by a $6.7 million increase in accounts receivable, a $6.6 million decrease in accounts payable and accrued liabilities and a $0.8 million increase in prepaid expenses partially offset by a $3.6 million increase in income taxes payable.

      Net cash used for investing activities was $849.5 million in 2004 compared to net cash used for investing activities of $8.2 million in 2003. The increased cash usage is primarily attributable to the purchase of Voyageur Panel Limited ($296.3 million) and the acquisition of the Potlatch OSB assets ($584.8 million). Capital expenditures in 2004 were $18.0 million compared to $8.2 million in 2003. Our capital expenditures in 2004 were focused on several small-scale maintenance of business and profit improvement projects at all facilities. The majority of our 2003 capital expenditures were on profit improvement projects at the Grande Prairie and High Level OSB facilities.

      Cash flows from financing activities totaled $503.6 million in 2004 compared to cash uses from financing activities of $11.5 million in 2003. The increase in cash flow from financing activities was due to proceeds from the issue of Senior Secured Notes of $996.4 million partially offset by $451.3 million in cash utilized for the redemption of US$87.1 million of our 13.875% Senior Secured Notes and US$182.2 million of our 12 1/2% Senior Secured Notes. During the year, the Company issued a one time special dividend to shareholders of $14.7 million.

      At December 31, 2004, we had $212.6 million in cash and cash equivalents compared to $194.1 million at December 31, 2003.

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

     As a result of our R&D effort, the CCMC (Canadian Construction Materials Center) report (13143-R) was issued for 32mm (1 1/4”) 0.8E Durastrand™ Rimboard in January 2004; the City of Los Angeles evaluation report (RR 25545) was issued in April 2004; and the ICC-ES (International Code Council - Evaluation Service) evaluation report (ESR-1053) was issued on November 1, 2004 extending the use of the 1 1/4 inch thick 0.8E Durastrand™ OSL (Oriented Strand Lumber) beyond rim board application to beam, header, joist and rafter applications in the U.S.A.

     In 2004, as a result of our acquisition of the Minnesota OSB facilities, we acquired a number of patents, patent applications and licenses, including the patents for Luminox, a wood-based composite panel with foil overlay, and OxTerminator, a termite resistant and fungal resistant oriented strand board.

     In 2005, we will continue to actively exploit our acquired intellectual property and our own proprietary technologies and knowledge in order to develop new products, enhance product performance, and gain production efficiencies. We will also continue to work with our customers to develop customized engineered OSB and plywood products to meet their specific needs.

Our research and development efforts have resulted in several promising new products that are undergoing field-testing, and we intend to release several new products and “brands” in the future. In fiscal 2002, and 2003, 2004 we spent, $210,830, $385,500, and $400,000 on research and development at the corporate level.

D. Trend Information

     See information provided above in Item 5.A hereof.

E. Off-Balance Sheet Arrangements

     We do not have any material off-balance sheet arrangements other than letters of credit pledged for collateral in the amount of $6.6 million at December 31, 2004. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, results of operation, liquidity or capital expenditures or resources that is material to investors.

F. Contractual Obligations

      The following table summarizes the timing of payments for which we have contractual obligations as of December 31, 2004:

	Payment due by Period

Contractual		Less than			After
Obligation(5)	Total	1 year	2-3 years	4-5 years	5 years

	(in thousands of US$)
7 1/4% Senior Notes(1)	429,475	19,938	39,875	39,875	329,787
Floating Rate Senior Notes(2)	231,833	9,888	19,775	19,775	182,395
6.750% Senior Notes(3)	514,791	21,600	43,200	43,200	406,791
Other Senior Notes(4)	5,779	571	5,208	—	—
Capital Lease Obligations	228	228	—	—	—
Operating Lease Obligations(6)	11,040	3,684	5,140	2,216	—
Additional Acquisition Cost	9,100	9,100	—	—	—
Purchase Commitments	5,900	3,900	2,000	—	—

(1)	Under the indenture governing our outstanding 7 1/4% senior notes, we are required to make interest payments in the amount of US$10.0 million each June 30 and December 30. Our 7 1/4% senior notes mature on October 1, 2012.

(2)	Under the indenture governing our outstanding floating rate senior notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%. Interest on our floating rate senior notes as payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have assumed a LIBOR of 1.9% in each period.

(3)	Under the indentures governing our outstanding 6.750% senior notes, we are required to make interest payments in the amount of US$10.8 million each June 30 and December 30. Our 6.750% senior notes mature on March 15, 2014.

(4)	Under the indentures governing our other outstanding senior notes, we are required to make interest payments in the amount of US$0.2 million each January 15 and July 15 and in the amount of US$0.1 million each April 15 and October 15. All of our other senior notes, in the aggregate principal amount of US$4.4 million, mature on July 15, 2007.

(5)	The following are U.S. dollar equivalents using an exchange rate of US$0.8319 = $1.00, the exchange rate posted by the Bank of Canada on December 31, 2004.

(6)	We do not include operating lease obligations beyond five years in our financial statements.

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

Name	Age	Title
Brian E. Ainsworth	62	Chairman, Chief Executive Officer and Director since May 1993
D. Allen Ainsworth	63	President and Director since May 1993
Catherine E. Ainsworth	46	Chief Operating Officer, Secretary since November 2001 and Director since May 1993
Robert Allen	47	Chief Financial Officer since November 2003
David Ainsworth	84	Director since May 1993 and co-founder of Ainsworth
Susan Ainsworth	83	Director since May 1993 and co-founder of Ainsworth
D. Michael Ainsworth	42	Executive Vice-President, since May 2002
Kevin Ainsworth	39	Senior Vice-President, B.C. Timberlands and Solid Wood Group
Douglas Ainsworth	40	Senior Vice-President, Marketing
K. Gordon Green(1)(2)	70	Director since May 1993. Until October 1993 he was a Vice President and Director, RBC Dominion Securities Inc
Morley Koffman(2)	75	Director since May 1993. He is a lawyer with the law firm Koffman Kalef
W. Gordon Lancaster(1)(2)	61	Director since May 1993. He is Chief Financial Officer of Ivanhoe Energy Inc
Ron B. Anderson (1)(2)	52	Director since May 12, 2003. He is President of North Point Capital Corp

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

      Ron B. Anderson has been a director since May 12, 2003. Currently he serves as President of North Point Capital Corp., a Vancouver-based private merchant bank. Previously, Mr. Anderson served as Senior Vice-President Corporate Development of Parkside Developments LP, an affiliated company involved in real estate development. Mr. Anderson has over 20 years of experience in banking and corporate acquisitions. He has a Bachelor of Commerce degree which he earned at the University of British Columbia, and is a Certified General Accountant.

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

      Brian E. Ainsworth, D. Allen Ainsworth and Catherine E. Ainsworth are the children of David Ainsworth and Susan Ainsworth. D. Michael Ainsworth and Douglas I. Ainsworth are the children of D. Allen Ainsworth and Kevin Ainsworth is the son of Brian E. Ainsworth.

B. Compensation

      The following table provides a summary of compensation for the fiscal year ended December 31, 2004 paid by us to our Chief Executive Officer and each of our four other most highly compensated executive officers who were serving as executive officers as at December 31, 2004, who we refer to in this prospectus as our Named Executive Officers.

Summary Compensation Table

					Long-term Compensation

					Awards

		Annual Compensation			Securities	Restricted	Payouts
					Under	Shares or	Long-term
				Other Annual	Options/SARs	Restricted	Incentive
		Salary	Bonus	Compensation	Granted	Share Units	Plan Payouts	All Other
Name and Principal Position	Year	($)	($)	($)	(#)	($)	($)	Compensation

Brian E. Ainsworth	2004	—	—	$1,269,950 (2)	—	—	—	—
Chairman and Chief Executive Officer

D. Allen Ainsworth	2004	$412,500	$793,766	(1)	—	—	—	—
President

Catherine E. Ainsworth	2004	$362,500	$843,766	(1)	—	—	—	—
Chief Operating Officer and Secretary

D. Michael Ainsworth	2004	$250,000	$650,000	(1)	—	—	—	—
Executive Vice-President

Douglas I. Ainsworth	2004	$250,000	$650,000	(1)	—	—	—	—
Senior Vice-President, Marketing

(1)	The aggregate amount of all perquisites or other personal benefits paid to each of the executive officers named in the table in 2004 did not exceed 10% of his or her total base salary or compensation and bonus for the year.

(2)	Represents management fees in the amount of $500,000 plus a bonus of $737,466, and an automobile allowance of $32,484. See “Employment Agreements”.

Compensation of Directors

      During the year ended December 31, 2004, our non-employee, non-related directors were paid a retainer fee of $20,000 per year and a meeting attendance fee of $2,000 per directors’ meeting attended. In connection with participation on committees of our board of directors, non-employee directors were paid a meeting attendance fee of $2,000 per committee meeting attended and non-employee directors acting as chair of committees also earned $2,000 per year for each committee chaired. A total of $210,000 was earned by our non-employee directors as a group for this period. Our non-employee directors are reimbursed for transportation and other out-of-pocket expenses incurred for attendance at meetings of the board of directors and committee meetings.

Pension Benefits

      Retirement benefits for our executive officers are provided under our pension plan for all salaried employees. The pension plan benefits are based on career average earnings, accrued at 1.5% of yearly maximum pensionable earnings, or YMPE, plus 2% of gross earnings over YMPE. Benefits for all service accrued to December 31, 1994 are based on this same formula, but using average compensation over the previous five-year period and the YMPE over the previous three-year period. Compensation covered by the plan is the gross earnings as disclosed in the Summary Compensation Table. The benefits are computed on a guaranteed five-year life annuity, with no deduction for any other pension benefits or other offset amount.

      We did not pay any pension benefits in the financial year ended December 31, 2004 to the Named Executive Officers. The actual credited years of service and estimated annual benefits payable upon retirement at normal retirement age (65 years) for the Named Executive Officers are as follows:

	Credited Years	Estimated	Years of	Estimated
	of Service to	Annual Benefit	Credited Service	Annual Benefit
Name	12/31/2004	at 12/31/2004	to age 65	at age 65

Brian E. Ainsworth	45	$82,500	48	$96,200
D. Allen Ainsworth	45	$82,500	47	$93,000
Catherine E. Ainsworth	25	$45,100	43	$86,500
D. Michael Ainsworth	16	$29,300	39	$78,800
Douglas I. Ainsworth	16	$29,300	41	$81,700

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

     On April 25, 1999, we entered into a management and consulting agreement with 2468 Holdings Ltd., a company controlled by Brian Ainsworth, our Chairman and Chief Executive Officer. The management and administrative services under the agreement are to be performed by Brian Ainsworth or such other individual as we and 2468 Holdings determine from time to time. In consideration for the services, we must pay 2468 Holdings an annual fee, currently $500,000, plus such annual bonus as may be determined by the compensation committee of our board of directors. The agreement is for an indefinite term, subject to the right of either party to terminate it in accordance with its provisions. 2468 Holdings may terminate the agreement on 30 days’ written notice to us. We may terminate the agreement at any time for cause. We may also terminate the agreement at any time without cause by payment of a cancellation payment equal to two times the annual fee for the year in which the termination occurs plus two times the last bonus payable prior to the termination. In any event, the agreement is to terminate upon the death of Brian Ainsworth, unless 2468 Holdings is able to provide a replacement representative acceptable to us.

     Committees Of The Board Of Directors

     Our board of directors have established an audit committee, compensation committee and a corporate governance committee.

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

D. Employees

      We currently employ approximately 1,700 people. Our hourly employees in British Columbia are covered under collective bargaining agreements with the Industrial, Wood and Allied Workers of Canada, or IWA. In 2003, we renewed our collective bargaining agreements with the IWA, which had expired on June 30, 2003. The renewed agreements have six year terms and expire on June 30, 2009, and cover approximately 500 employees at our Lillooet, Savona and 100 Mile operations. Our hourly employees at the Barwick facility in Ontario are covered under a collective bargaining agreement with the Communications, Energy and Paper Workers’ Union of Canada. This five year agreement covers approximately 120 employees and expires August 31, 2005. We also have approximately 150 salaried employees in British Columbia, engaged in sales, woodlands, manufacturing, supervisory and administrative activities. We employ approximately 200 people in our non-union Grande Prairie, Alberta operations. In addition, Footner employs approximately 150 people at the jointly-owned non-union High Level OSB facility. We also engage independent contractors in British Columbia and Alberta, who provide logging, trucking and road building services on a year-round basis.

      Hourly employees at the Grand Rapids facility (approximately 130 individuals) are covered under a collective bargaining agreement with the Paper, Allied-Industrial, Chemical and Energy Workers International Union. The current bargaining agreement is scheduled to expire on October 14, 2005.

E. Share Ownership

     Share Capital Structure

     We have an authorized capital consisting of 201,500,000 shares divided as follows:

•	100,000,000 common shares without par value;

•	1,500,000 Class B Common Shares without par value, of which 350,000 are designated as Series 1 Class B Common Shares, 180,000 are designated Series 2 Class B Common Shares and 187,500 are designated Series 3 Class B Common Shares; and

•	100,000,000 preferred shares without par value, of which 300,000 are designated as Series 1 Preferred Shares and 4,000,000 are designated as Series 2 Preferred Shares.

     Only the common shares carry voting rights, with each common share carrying the right to one vote. As of December 31, 2004, 14,649,140 common shares were issued and outstanding.

      The following table sets out information as at December 31, 2004 on ownership of our common shares by our Named Executive Officers, directors and any person known by us to beneficially own 5% or more of either class. No stock options to purchase shares are outstanding.

	Common Shares
	beneficially owned
Name and positions	or controlled		% of Class

BRIAN E. AINSWORTH	2,507,186	(1)	17.11%
Chairman, Chief Executive Officer and Director
D. ALLEN AINSWORTH	2,757,186	(2)	18.82%
President and Director
CATHERINE E. AINSWORTH	61,013	(3)	0.42%
Chief Operating Officer, Secretary and Director
D. MICHAEL AINSWORTH	—		—
Executive Vice President
DOUGLAS I. AINSWORTH	150		0.01%
Senior Vice President, Marketing
DAVID AINSWORTH	3,129,188	(4)	21.36%
Director
SUSAN AINSWORTH	13,636		0.09%
Director
RON B. ANDERSON	—		—
Director
K. GORDON GREEN	8,888		0.06%
Director
MORLEY KOFFMAN	7,888		0.05%
Director
W. GORDON LANCASTER	2,000		0.01%
Director
GRANT FOREST PRODUCTS CORP.(5)	4,849,600		33.1%

(1)	These shares are controlled through 2468 Holdings Ltd.

(2)	These shares are controlled through 5678 Enterprises Ltd.

(3)	Catherine Ainsworth also owns 4% of the outstanding voting shares of 1234 Holdings Ltd., which owns 3,108,188 common shares. The common shares owned by 1234 Holdings Ltd. are to be voted by Catherine Ainsworth as that company’s representative.

(4)	3,108,188 of these shares are beneficially owned through 1234 Holdings Ltd. and are to be voted by Catherine Ainsworth as that company’s representative to proceedings of our shareholders.

(5)	Based on a report dated July 8, 2004 generated using the Canadian Depository for Securities Ltd.’s System for Electronic Disclosure by Insiders (SEDI).

     Stock Options

      We have separate stock option plans for employees and non-employee directors. The plans provide that the board of directors may grant options to purchase common shares on terms that the directors may determine, within the limitations of the plans and subject to the rules of applicable regulatory authorities. The aggregate number of common shares reserved for issuance under each plan is fixed at 500,000 common shares for the employees’ plan and 75,000 common shares for the directors’ plan. The exercise price for an option granted under the plans will be determined by the board of directors but may not be less than the closing price of our common shares on the stock exchange on which our common shares principally traded on the day immediately preceding the date of grant. Options granted under the plans are not assignable, except by will or the laws of descent and distribution. The options are exercisable as to 20% of the optioned shares on the date of grant and as to a further 20% of the optioned shares on each of the first, second, third and fourth anniversaries following the date of grant. The term of each option is five years, subject to earlier termination in the event the optionee ceases to be a director or employee by reason of death or termination of directorship or employment. We do not provide any financial assistance to optionees in order to facilitate the purchase of common shares pursuant to the exercise of options granted under the plans. There are currently no outstanding stock options granted under the plans.

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

      In 2001, the holders of the Class B Common Shares issued on December 18, 1996 became entitled under the plan to exchange their Class B Common Shares for common shares. On January 16, 2003 we issued 3,162 common shares at a deemed issue price of $4.99 per common share, in exchange for the Class B common shares issued on December 18, 1996. In 2003, the holders of the Class B Common Shares issued on August 11, 1998 became entitled under the plan to exchange their Class B Common Shares for common shares. On April 28, 2003 we issued 15,586 common shares at a deemed issue price of $3.50 per common share, in exchange for Class B common shares issued on August 11, 1998. We then cancelled the Class B common shares issued pursuant to the plan. On July 21st, we issued 600 common shares at a deemed issue price of $3.80 per common share followed by the issuance of 800 common shares on November 30th at a deemed issue price of $6.47 per common share, in exchange for Class B common shares issued on June 25, 1999.

      On March 29, 2004, we issued 95,116 common shares to the holders of 107,500 Class B common shares issued on June 25, 1999 who became entitled, under our Employee Participation Share Plan, to receive common shares in exchange for those Class B common shares. As at December 31, 2004, there were no issued and outstanding Class B common shares.

      On June 29, 2004, the Company repurchased 10,924 common shares at a purchase price of $26.03 per share. The excess of $0.2 million between the purchase price and the weighted average cost was charged to retained earnings.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     We have an authorized capital consisting of 201,500,000 shares divided as follows:

•	100,000,000 common shares without par value;

•	1,500,000 Class B Common Shares without par value, of which 350,000 are designated as Series 1 Class B Common Shares, 180,000 are designated Series 2 Class B Common Shares and 187,500 are designated Series 3 Class B Common Shares; and

•	100,000,000 preferred shares without par value, of which 300,000 are designated as Series 1 Preferred Shares (all issued but subsequently redeemed) and 4,000,000 are designated as Series 2 Preferred Shares.

     Only the common shares carry voting rights, with each common share carrying the right to one vote. As of December 31, 2004, 14,649,140 common shares were issued and outstanding. The shares held by our major shareholders do not have different voting rights. As of March 30, 2005, 2.0% of our common shares were held of record by 3 holders with addresses in the United States.

     To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the Company’s issued and outstanding common shares as at March 31, 2005, except as follows:

		Percentage of
Name	Number of Shares	Outstanding Shares
Grant Forest Products Corp.	4,849,600	33.1%
1234 Holdings Ltd.(1)	3,108,188	21.2%
5678 Enterprises Ltd.(2)	2,757,186	18.82%
2468 Holdings Ltd.(3)	2,507,186	17.11%

(1)	96% of the outstanding voting shares of 1234 Holdings Ltd. are owned by David Ainsworth and the remainder are owned by Catherine Ainsworth. The Common Shares owned by 1234 Holdings Ltd. are voted by Catherine Ainsworth as that company’s representative in relation to proceedings of the Company’s shareholders.

(2)	98% of the outstanding voting shares of 5678 Enterprises Ltd. are owned by D. Allen Ainsworth and the remainder are owned by his two sons.

(3)	95% of the outstanding voting shares of 2468 Holdings Ltd. are owned by Brian E. Ainsworth and the remainder are owned by his son and a family trust.

B. Related Party Transactions

     The following table set outs information on indebtedness since January 1, 2004 to us of any person who served as an officer or director during the year ended December 31, 2004, including their associates and companies controlled by them. As at December 31, 2004, the aggregate indebtedness owed to us by these persons was $490,236. Subsequent to year-end, the $490,236 due to the Company was re-paid.

		Largest Amount	Amount Outstanding as at
	Involvement of Issuer or	Outstanding During	December 31,
Name and Principal Position	Subsidiary	2004	2004
D. Allen Ainsworth(1)	Lender	$490,236	$490,236

(1)	The indebtedness is of Snow Mountain Contracting Ltd., a company owned by D. Allen Ainsworth. The advances bear interest at the same rate that we receive on our banker’s acceptances and are unsecured and repayable on demand.

     During the year ended December 31, 2004, we paid $120,000 in rental charges, for mobile forestry and transportation equipment, to a company owned by persons related to a director of the company.

C. Interests of experts and counsel

     Information not required for annual report.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

     See Item 18

B. Significant Changes

     No significant changes have occurred since the date of the annual financial statements provided herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Senior Notes

     There is currently no organized public market for the 7.25% Senior Notes, the Senior Floating Rate Notes, or the 6.75% Senior Notes and the Company does not intend to apply for a listing of such securities on any securities exchange.

     The 7.25% Senior Notes and the Senior Floating Rate Notes were issued under an Indenture dated September 22, 2004 between the Company and the Bank of New York, as trustee. The 6.75% Senior Notes were issued under Indentures dated as of March 3, 2004 and May 19, 2004 between the Company and the Bank of New York, as trustee.

     Common Shares

     The Company’s common shares are traded on The Toronto Stock Exchange under the symbol ANS.TO. Using information from published sources the following information shows the high and low trading values of the Company’s common shares for the periods indicated:

Annual Share Price Information

For the year ended	High	Low
December 31, 2004	$36.00	$11.88
December 31, 2003	$12.66	$3.00
December 31, 2002	$6.00	$3.00
December 31, 2001	$6.25	$3.10
December 31, 2000	$8.30	$3.75

Quarterly Share Price Information

For the quarter ended	High	Low
March 31, 2005	$36.49	$24.10
December 31, 2004	$34.00	$21.98
September 30, 2004	$36.00	$24.25
June 30, 2004	$27.51	$27.50
March 31, 2004	$29.95	$11.88
December 31, 2003	$12.66	$6.20
September 30, 2003	$8.05	$4.50
June 30, 2003	$4.40	$3.00
March 31, 2003	$4.30	$3.35

Monthly Share Price Information

For the month ended	High	Low
February 28, 2005	$35.80	$28.51
January 31, 2005	$32.00	$24.10
December 31, 2004	$27.75	$24.00
November 30, 2004	$28.50	$21.98
October 31, 2004	$29.10	$24.19
September 30, 2004	$34.00	$26.11

B.	Plan of Distribution

Information not required for annual report.

C.	Markets

The Company’s common shares are traded on The Toronto Stock Exchange under the symbol ANS.TO.

D.	Selling Shareholders

Information not required for annual report.

E.	Dilution

Information not required for annual report.

F.	Expenses of the issue

Information not required for annual report.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Information not required for annual report.

B.	Memorandum and Articles

Information disclosed in Item 10.B of the annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed by the Company with the SEC on May 17, 2002 is hereby incorporated by reference herein.

C.	Material contracts

Contract No.	Description

1.	Indenture made as of the 3rd day of March 2004, among the Company and The Bank of New York, as trustee .

On March 3, 2004, we issued US$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 in a private placement in the United States and outside the United States (the “Original Notes”), under an indenture dated as of March 3, 2004, among the Company and The Bank of New York, as trustee (the “Indenture”). The Indenture restricts our ability and the ability of certain of our subsidiaries to:

a)	incur additional indebtedness and issue equity; make investments;

b)	declare or pay dividends or make other distributions;

c)	incur payment restrictions that other parties impose;

d)	conduct transactions with affiliates;

e)	make asset sales and use proceeds from permitted asset sales;

f)	make capital expenditures;

g)	incur liens;

h)	consolidate or merge with or into, or transfer all or substantially all of the Company’s assets to another person;

2.	Exchange and Registration Rights Agreement made as of the 3rd day of March 2004, among the Company and Goldman, Sachs & Co.

Pursuant to an Exchange and Registration Rights Agreement dated March 3, 2004, among the Company and Goldman, Sachs & Co., (the “Registration Rights Agreement”), the Company agreed that holders of the Original Notes would be entitled to exchange the Original Notes for registered notes (the “Exchange Notes”) with substantially identical terms. The Exchange Notes are governed by the Indenture. The Registration Rights Agreement provided that the Company would: (i) file a registration statement by June 1, 2004 regarding the exchange of the Original Notes for Exchange Notes; (ii) use its reasonable best efforts to have the registration statement declared effective by August 30, 2004; and (iii) complete the exchange offer within 45 days after the registration statement is declared effective.

3.	Loan Agreement dated as of the 15th day of March 2004, among the Company and GMAC Commercial Finance Corporation - Canada

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

4.	Share Purchase Agreement made as of the 14th day of April 2004, among Boise Cascade Corporation, Abitibi Consolidated company of Canada, the Northwestern Mutual Life Insurance Company, Allstate Insurance Company, and Voyageur Panel Limited and Ainsworth Lumber Co. Ltd.

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

5.	Indenture made as of the 19th day of May 2004, among the Company and The Bank of New York, as trustee.

On May 19, 2004, we issued US$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 in a private placement in the United States and outside the United States under an indenture dated as of May 19, 2004, among the Company and the Bank of New York, as trustee (the “Indenture”). The Indenture restricts our ability and the ability of certain of our subsidiaries to:

	a)	incur additional indebtedness and issue equity; make investments;

	b)	declare or pay restrictions or make other distributions;

	c)	incur payment restrictions that other parties impose;

	d)	conduct transactions with affiliates;

	e)	make asset sales and use proceeds from permitted asset sales;

	f)	make capital expenditures;

	g)	incur liens;

	h)	consolidate or merge with or into, or transfer all or substantially all of the Company’s assets to another person;

6.	Exchange and Registration Rights Agreement made as of the 19th day of May 2004, among the Company and Goldman, Sachs & Co.

Pursuant to an Exchange and Registration Rights Agreement dated May 19, 2004, among the Company and Goldman, Sachs & Co., (the “Registration Rights Agreement”), the Company agreed that holders of the Original Notes would be entitled to exchange the Original Notes for registered notes (the “Exchange Notes”) with substantially identical terms. The Exchange Notes are governed by the Indenture. The Registration Rights Agreement provided that the Company would: (i) file a registration statement by June 1, 2004 regarding the exchange of the Original Notes for Exchange Notes; (ii) use its reasonable best efforts to have the registration statement declared effective by August 30, 2004; and (iii) complete the exchange offer within 45 days after the registration statement is declared effective.

7.	Asset Purchase Agreement, dated as of the 25th day of August, 2004 between the Company and Potlatch Corporation

On August 25th 2004, we entered into a definitive agreement to acquire all of the assets and certain related net working capital used by Potlach Corporation (“Potlatch”) in the operation of three OSB facilities that are located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The assets were acquired by Ainsworth Engineered (USA), LLC, our wholly owned subsidiary on September 22, 2004. In connection with the acquisition, we paid Potlatch a purchase price of approximately US$457.5 million (including certain adjustments upon closing). In connection with the terms of our asset purchase agreement with Potlatch, Potlatch has agreed to provide us with certain transitional services for a limited period of time.

8.	Indenture made as of the 22nd day of September, 2004, among the Company and The Bank of New York, as trustee.

On September 22, 2004, we issued US$275,000,000 aggregate principal amount of 7.25% Senior Notes due 2012, and US$175,000,000 aggregate principal amount of Senior Floating Rate Notes due 2010 in a private placement in the United States and outside the United States (together, the “Original Notes”) under an Indenture dated as of September 22, 2004, among the Company and the Bank of New York, as trustee (the “Indenture”). The Indenture restricts our ability and the ability of certain of our subsidiaries to:

	i)	incur additional indebtedness and issue equity; make investments;

	j)	declare or pay restrictions or make other distributions;

	k)	incur payment restrictions that other parties impose;

	l)	conduct transactions with affiliates;

	m)	make asset sales and use proceeds from permitted asset sales;

	n)	make capital expenditures;

	o)	incur liens;

	p)	consolidate or merge with or into, or transfer all or substantially all of the Company’s assets to another person;

9.	Exchange and Registration Rights Agreement made as of the 22nd day of September 2004, among the Company, Deutsche Bank Securities Inc., and Goldman, Sachs & Co.

Pursuant to an Exchange and Registration Rights Agreement dated September 22, 2004, among the Company, Deutsche Bank Securities Inc., and Goldman, Sachs & Co., (the “Registration Rights Agreement”), the Company agreed that holders of the Original Notes would be entitled to exchange the Original Notes for registered notes (the “Exchange Notes”) with substantially identical terms. The Exchange Notes, when issued will be governed by the Indenture. The Registration Rights Agreement provided that the Company would: (i) file a registration statement by November 22, 2004 regarding the exchange of the Original Notes for Exchange Notes; (ii) use its reasonable best efforts to have the registration statement declared effective by February 21, 2005; and (iii) complete the exchange offer within 45 days after the registration statement is declared effective.

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

     With regard to an investment in common shares of the Company by a WTO Investor, it would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company equals or exceeds a specified amount (the “Review Threshold”), which is revised every year. The Review Threshold is $250 million for investments completed in 2005 and is indexed as of the first of January every year.

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

     The Company’s ability to declare and pay dividends is significantly restricted by the covenants in the indentures governing its Senior Notes and in the documentation relating to its credit facilities.

E.	Taxation

     The following paragraphs set forth certain Canadian federal income tax considerations in connection with the purchase, ownership and disposition of the Senior Notes. The discussion is restricted to non-residents of Canada who are residents of the United States and who hold such Senior Notes as capital property. The tax considerations set forth below are based upon the provisions of the Income Tax Act (Canada), and on the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as well as regulations, rulings, judicial decisions and administrative and assessing practices now in effect in Canada, all of which are subject to change. This discussion does not take into account provincial or territorial laws of Canada, or laws of foreign jurisdictions.

     The Company is not required to withhold tax from interest paid by it on Senior Notes to any non-resident of Canada with whom it is dealing at arm’s length within the meaning of the Income Tax Act (Canada). Under such laws and administrative assessing practices, no other tax on income (including taxable capital gains) is payable in respect of the purchase, holding, redemption or disposition of the Senior Notes or the receipt of interest or any premium thereon by holders with whom the Company deals at arm’s length and who are not residents, and who are not deemed to be residents, of Canada in any taxation year in which they hold the Senior Notes, and who do not use or hold, and are not deemed to use or hold, the Senior Notes in connection with carrying on a business in Canada, except that in certain circumstances holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes.

     The above description of Canadian income tax considerations is of a general nature only and should not be construed as advice to any particular holder of Senior Notes. Holders should consult with their Canadian tax advisers with respect to their particular tax position.

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

     Foreign Currency Rate Sensitivity

     A significant portion of our products are sold in U.S. dollars. The majority of our costs, other than interest payable on our senior notes and production costs at our Minnesota OSB facilities, which are payable in U.S. dollars, will be payable in Canadian dollars and, therefore, our financial results are subject to foreign currency exchange rate fluctuations. A significant appreciation in the value of the Canadian dollar in terms of the U.S. dollar, while other factors remain constant, will cause a relative decline in our revenues and our cash flow will be diminished.

     Given that the value of the Canadian dollar was US$0.8319 at December 31, 2004, we estimate that had the value of the Canadian dollar increased by US$0.01 to US$0.8419, the value of our US dollar denominated long-term debt as at December 31, 2004 would have decreased by approximately $11.0 million. We also estimate that had the value of the Canadian dollar increased by US$0.01, the annual interest payment amounts on our long-term debt as at December 31, 2004 would have decreased by approximately $0.7 million.

     We are not currently a party to any forward foreign currency exchange contract, or other contract that could serve to hedge our exposure to fluctuations in the U.S./Canada dollar exchange rate.

     Interest Rate Sensitivity

     Our Senior Floating Rate Notes are subject in the near term to interest rate fluctuations as interest is reset quarterly and payable at a rate of LIBOR plus 3.75%. A 1% decrease in LIBOR would decrease our annual interest payment amounts by US$1,750,000.

     Our 7.25% Senior Notes and 6.75% Senior Notes are not subject in the near term to interest rate fluctuations because the interest rate is fixed for the term of the debt.

     Commodity Price Sensitivity

     The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our financial performance is dependent on the selling prices of our OSB products, which have fluctuated significantly in the past. The markets for these products are highly cyclical and characterized by (1) periods of excess product supply due to industry capacity additions, increased production and other factors, and (2) periods of insufficient demand due to weak general economic conditions. Demand for our OSB products is primarily driven by the residential and commercial construction and repair and remodeling industries. These industries in turn are affected by real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions, all of which are beyond our control. In addition, an increased use of “just in time” inventory management in the forest products distribution chain has led to increased volatility due to uneven buying patterns and lower field inventories held in consuming markets. The prices of commodity sheathing OSB and plywood have historically been unpredictable. For example, during the past five years, monthly average prices for North Central OSB have ranged from a low of US$131; per msf (7/16 inches) to a high of US$508; per msf (7/16 inches). We are unable to predict market conditions and selling prices for our commodity sheathing OSB products, which may decline from current levels. The current economic downturn in North America has had an adverse affect on demand and prices for our commodity sheathing OSB products. Continued weakness in the market could reduce our revenues and profitability and could affect our ability to satisfy our obligations under our indebtedness.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Information not required for annual report.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Indebtedness

     There has been no material default in the payment of principal or interest on our outstanding indebtedness since the date of filing of our last annual report on Form 20-F.

B.	Preferred Shares

     We currently have no preferred shares outstanding.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	This disclosure item is not applicable.

B.	This disclosure item is not applicable.

C.	This disclosure item is not applicable.

D.	This disclosure item is not applicable.

E.	This disclosure item is not applicable.

F.	This disclosure item is not applicable.

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

     Internal Control Over Financial Reporting

     During the twelve months ended December 31, 2004, we implemented new financial systems and controls. We upgraded our sales and order entry system, purchasing and maintenance management system, and our financial management system. There were no major issues resulting from these upgrades. Other than the foregoing, there was no change in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

     We have adopted a Code of Conduct that applies to all of our employees including executives, senior officers and members of the board of directors. We have attached a copy of the Code of Conduct as exhibit 11.1.

C.	Principal Accountant Fees and Services

Fees relating to the fiscal year ended December 31	2003	2004
Audit Fees	$175,000	$397,500
Audit-Related Fees	29,000	442,855
Tax Fees	21,000	480,010
Other Fees	—	2,000

Total	$225,000	$1,322,365

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

     In 2004, the Audit Committee of the Company approved all audit related, tax services and other non-audit services performed by our auditors.

D.	Exemptions From Listing Standards for Audit Committees

This disclosure item is not applicable.

E.	Purchases of Equity Securities by the Issuer and its Affiliates

This disclosure item is not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have elected to provide financial statements for the financial year ended December 31, 2004 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

     Our financial statements have been prepared on the basis of accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States, except as set forth in “Selected Financial Data” and Note 24 to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit
Number	Title
†1.1	Articles of Incorporation of Ainsworth Lumber Co. Ltd.

†1.2	By-laws of Ainsworth Lumber Co. Ltd.

††1.3	Certificate of Amalgamation of Ainsworth Engineered Corp.

††1.4	Articles of Association of Ainsworth Engineered Corp.

†††1.5	Certificate of Formation of Ainsworth Engineered (USA), LLC

†††1.6	Certificate of Formation of Ainsworth Engineered (USA), LLC

*2.1	First Supplemental Indenture made as of the 14th day of February 2001 among Ainsworth Lumber Co. Ltd., Steen River Forest Products Ltd. (“Steen River”) and the Bank of New York, as trustee

*2.2	Security Agreement and Floating Charge dated February 12, 2001 between Steen River and the Trust Company of Bank of Montreal, as trustee (the “Security Trustee”)

*2.3	Security Pledge Agreement dated February 12, 2001 between Ainsworth Lumber Co. Ltd. and the Security Trustee

*2.4	Assignment of Agreement dated February 12, 2001 between Ainsworth Lumber Co. Ltd. and Steen River, as borrowers and the Security Trustee

**2.5	Indenture dated December 20, 2001, among Ainsworth Lumber Co. Ltd., Steen River and the Bank of Nova Scotia Trust Company of New York

**2.6	Exchange and Registration Rights Agreement dated December 20, 2001, among Ainsworth Lumber Co. Ltd., Steen River and Goldman, Sachs & Co.

‡2.7	Indenture dated as of March 3, 2004 between Ainsworth Lumber Co. Ltd and The Bank of New York

‡2.8	Exchange and Registration Rights Agreement, dated as of March 3, 2004, among Ainsworth Lumber Co. Ltd. and Goldman, Sachs & Co.

‡2.9	First Supplemental Indenture, dated as of May 19, 2004 to the Indenture dated as of March 3, 2004

†††2.10	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of March 3, 2004

‡2.11	Indenture, dated as of May 19, 2014, between Ainsworth Lumber Co. Ltd. and The Bank of New York

‡2.12	Exchange and Registration Rights Agreement, dates as of May 19, 2004, among Ainsworth Lumber Co. Ltd. and Goldman, Sachs & Co.

‡2.13	First Supplemental Indenture, dated as of May 19, 2004, to the Indenture dated as of May 19, 2004

†††2.14	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of May 19, 2004

†††2.15	Indenture dated as of September 22, 2004 among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp. and the Bank of New York

†††2.16	First Supplemental Indenture dated as of September 22, 2004 to the Indenture dated as of September 22, 2004

†††2.17	Exchange and Registration Rights Agreement, dated as of September 22, 2004, among Ainsworth Lumber Co. Ltd., Deutsche Bank Securities Inc. and Goldman, Sachs & Co.

*4.1	Loan Agreement dated February 12, 2001 between Ainsworth Lumber Co. Ltd. and Steen River, as borrowers, and HSBC Capital (Canada) Inc. and B.C. Pacific Capital Corporation, as lenders.

***4.2	Memorandum of Agreement dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.

**4.3	Promissory Note in favor of Ainsworth Lumber Co. Ltd. from Snow Mtn. Contracting Ltd. in the amount of Cdn$554,216 dated February 12, 2002

**4.4	Promissory Note in favor of Ainsworth Lumber Co. Ltd. from 2468 Holdings Ltd. in the amount of US$259,195 dated February 12, 2002

**4.5	Management and Consulting Agreement between Ainsworth Lumber Co. Ltd. and 2468 Holding Ltd. dated April 25, 1999

†4.6	Pulpwood Agreement No. 16, dated April 26, 1990 and made between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd., as amended.

***4.7	Forest Licence A18700 dated March 24, 1998 and made between The Regional Manager, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd.

**4.8	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation

**4.9	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level

***4.10	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie

**4.11	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie

*4.12	Asset Purchase Agreement with West Fraser Mills Ltd. dated February 8, 2001

‡4.13	Deciduous Timber Allocation No. DTAF 110001 with respect to High Level

‡4.14	Deciduous Timber Allocation No. DTAF 110002 with respect to High Level

‡4.15	Forest Management Agreement, dated June 25, 2002, and made between Her Majesty the Queen in the Right of the Province of Alberta, Tolko Industries Ltd. and Footner Forest Products Ltd.

±4.16	Inter-Creditor Agreement dated December 20, 2001, among Ainsworth Lumber Co. Ltd., Steen River, the Trust Company of Bank of Montreal and Computershare Trust Company of Canada

±4.17	Company Security Debenture dated December 20, 2001, between Ainsworth Lumber Co. Ltd. and Computershare Trust Company of Canada

±4.18	Guarantor Security Debenture dated December 20, 2001, between Steen River Forest Products Ltd. and Computershare Trust Company of Canada

±4.19	Securities Pledge Agreement dated December 20, 2001, between Ainsworth Lumber Co. Ltd. and Computershare Trust Company of Canada

±4.20	Assignment of Memorandum of Agreement dated December 20, 2001, among Ainsworth Lumber Co. Ltd., Steen River and Computershare Trust Company of Canada

*4.21	Assignment of Agreement dated February 12, 2001, as amended on December 20, 2001, among Ainsworth Lumber Co. Ltd., Steen River and the Trust Company of the Bank of Montreal

*4.22	Security Agreement and Floating Charge dated February 12, 2001 between Steen River and the Trust Company of Bank of Montreal, as trustee (the “Security Trustee”)

*4.23	Security Pledge Agreement dated February 12, 2001 between Ainsworth Lumber Co. Ltd. and the Security trustee

‡‡4.24	Loan Agreement dated March 15, 2004 between Ainsworth Lumber Co. Ltd. and GMAC Commercial Finance Corporation – Canada, as amended on May 19, 2004.

‡‡4.25	Share Purchase Agreement dated April 14, 2004, among Boise Cascade Corporation Abitibi Consolidated Company of Canada, the Northwestern Mutual Life Insurance Company, Allstate Insurance Company, and Voyageur Panel Limited and Ainsworth Lumber Co. Ltd.

±±4.26	Executive Employment Agreement between Ainsworth Lumber Co. Ltd. and James Logan dated December 1, 2001

8.1	List of Material Subsidiaries

‡‡11.1	Ainsworth Code of Ethics

31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Title
32.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed by the Registrant and Ainsworth Lumber Inc. on October 29, 1997 (No. 333-7346).

††	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by the Registrant and Ainsworth Engineered Corp. on July 15, 2004 (No. 333-116068).

†††	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant, Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC on October 18, 2004 (No. 333-119812).

*	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Commission on June 8, 2001.

**	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant and Steen River Forest Products Ltd. on February 19, 2002 (No. 333-83230).

***	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed with the Commission on May 19, 2000.

‡	Incorporated by reference to the Registration Statement on Form F-4, filed by the Registrant on June 2, 2004 (No. 333-116068).

‡‡	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 26, 2004.

±	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by the Registrant and Steen River Forest Products Ltd. on March 29, 2002 (No. 333-83230).

±±	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed by the Registrant and Steen River Forest Products Ltd. on April 15, 2002 (No. 333-83230).

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 31, 2005

AINSWORTH LUMBER CO. LTD.

	By:	/s/ Robert Allen
Robert Allen
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Title
†1.1	Articles of Incorporation of Ainsworth Lumber Co. Ltd.

†1.2	By-laws of Ainsworth Lumber Co. Ltd.

††1.3	Certificate of Amalgamation of Ainsworth Engineered Corp.

††1.4	Articles of Association of Ainsworth Engineered Corp.

†††1.5	Certificate of Formation of Ainsworth Engineered (USA), LLC

†††1.6	Certificate of Formation of Ainsworth Engineered (USA), LLC

*2.1	First Supplemental Indenture made as of the 14th day of February 2001 among Ainsworth Lumber Co. Ltd., Steen River Forest Products Ltd. (“Steen River”) and the Bank of New York, as trustee

*2.2	Security Agreement and Floating Charge dated February 12, 2001 between Steen River and the Trust Company of Bank of Montreal, as trustee (the “Security Trustee”)

*2.3	Security Pledge Agreement dated February 12, 2001 between Ainsworth Lumber Co. Ltd. and the Security Trustee

*2.4	Assignment of Agreement dated February 12, 2001 between Ainsworth Lumber Co. Ltd. and Steen River, as borrowers and the Security Trustee

**2.5	Indenture dated December 20, 2001, among Ainsworth Lumber Co. Ltd., Steen River and the Bank of Nova Scotia Trust Company of New York

**2.6	Exchange and Registration Rights Agreement dated December 20, 2001, among Ainsworth Lumber Co. Ltd., Steen River and Goldman, Sachs & Co.

‡2.7	Indenture dated as of March 3, 2004 between Ainsworth Lumber Co. Ltd and The Bank of New York

‡2.8	Exchange and Registration Rights Agreement, dated as of March 3, 2004, among Ainsworth Lumber Co. Ltd. and Goldman, Sachs & Co.

‡2.9	First Supplemental Indenture, dated as of May 19, 2004 to the Indenture dated as of March 3, 2004

†††2.10	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of March 3, 2004

‡2.11	Indenture, dated as of May 19, 2014, between Ainsworth Lumber Co. Ltd. and The Bank of New York

‡2.12	Exchange and Registration Rights Agreement, dates as of May 19, 2004, among Ainsworth Lumber Co. Ltd. and Goldman, Sachs & Co.

‡2.13	First Supplemental Indenture, dated as of May 19, 2004, to the Indenture dated as of May 19, 2004

†††2.14	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of May 19, 2004

†††2.15	Indenture dated as of September 22, 2004 among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp. and the Bank of New York

†††2.16	First Supplemental Indenture dated as of September 22, 2004 to the Indenture dated as of September 22, 2004

†††2.17	Exchange and Registration Rights Agreement, dated as of September 22, 2004, among Ainsworth Lumber Co. Ltd., Deutsche Bank Securities Inc. and Goldman, Sachs & Co.

*4.1	Loan Agreement dated February 12, 2001 between Ainsworth Lumber Co. Ltd. and Steen River, as borrowers, and HSBC Capital (Canada) Inc. and B.C. Pacific Capital Corporation, as lenders.

***4.2	Memorandum of Agreement dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.

**4.3	Promissory Note in favor of Ainsworth Lumber Co. Ltd. from Snow Mtn. Contracting Ltd. in the amount of Cdn$554,216 dated February 12, 2002

**4.4	Promissory Note in favor of Ainsworth Lumber Co. Ltd. from 2468 Holdings Ltd. in the amount of US$259,195 dated February 12, 2002

**4.5	Management and Consulting Agreement between Ainsworth Lumber Co. Ltd. and 2468 Holding Ltd. dated April 25, 1999

†4.6	Pulpwood Agreement No. 16, dated April 26, 1990 and made between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd., as amended.

***4.7	Forest Licence A18700 dated March 24, 1998 and made between The Regional Manager, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd.

**4.8	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation

**4.9	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level

***4.10	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie

**4.11	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie

*4.12	Asset Purchase Agreement with West Fraser Mills Ltd. dated February 8, 2001

‡4.13	Deciduous Timber Allocation No. DTAF 110001 with respect to High Level

‡4.14	Deciduous Timber Allocation No. DTAF 110002 with respect to High Level

‡4.15	Forest Management Agreement, dated June 25, 2002, and made between Her Majesty the Queen in the Right of the Province of Alberta, Tolko Industries Ltd. and Footner Forest Products Ltd.

±4.16	Inter-Creditor Agreement dated December 20, 2001, among Ainsworth Lumber Co. Ltd., Steen River, the Trust Company of Bank of Montreal and Computershare Trust Company of Canada

±4.17	Company Security Debenture dated December 20, 2001, between Ainsworth Lumber Co. Ltd. and Computershare Trust Company of Canada

±4.18	Guarantor Security Debenture dated December 20, 2001, between Steen River Forest Products Ltd. and Computershare Trust Company of Canada

±4.19	Securities Pledge Agreement dated December 20, 2001, between Ainsworth Lumber Co. Ltd. and Computershare Trust Company of Canada

±4.20	Assignment of Memorandum of Agreement dated December 20, 2001, among Ainsworth Lumber Co. Ltd., Steen River and Computershare Trust Company of Canada

*4.21	Assignment of Agreement dated February 12, 2001, as amended on December 20, 2001, among Ainsworth Lumber Co. Ltd., Steen River and the Trust Company of the Bank of Montreal

*4.22	Security Agreement and Floating Charge dated February 12, 2001 between Steen River and the Trust Company of Bank of Montreal, as trustee (the “Security Trustee”)

*4.23	Security Pledge Agreement dated February 12, 2001 between Ainsworth Lumber Co. Ltd. and the Security trustee

‡‡4.24	Loan Agreement dated March 15, 2004 between Ainsworth Lumber Co. Ltd. and GMAC Commercial Finance Corporation – Canada, as amended on May 19, 2004.

‡‡4.25	Share Purchase Agreement dated April 14, 2004, among Boise Cascade Corporation Abitibi Consolidated Company of Canada, the Northwestern Mutual Life Insurance Company, Allstate Insurance Company, and Voyageur Panel Limited and Ainsworth Lumber Co. Ltd.

±±4.26	Executive Employment Agreement between Ainsworth Lumber Co. Ltd. and James Logan dated December 1, 2001

8.1	List of Material Subsidiaries

‡‡11.1	Ainsworth Code of Ethics

31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Title
32.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed by the Registrant and Ainsworth Lumber Inc. on October 29, 1997 (No. 333-7346).

††	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by the Registrant and Ainsworth Engineered Corp. on July 15, 2004 (No. 333-116068).

†††	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant, Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC on October 18, 2004 (No. 333-119812).

*	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Commission on June 8, 2001.

**	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant and Steen River Forest Products Ltd. on February 19, 2002 (No. 333-83230).

***	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed with the Commission on May 19, 2000.

‡	Incorporated by reference to the Registration Statement on Form F-4, filed by the Registrant on June 2, 2004 (No. 333-116068).

‡‡	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 26, 2004.

±	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by the Registrant and Steen River Forest Products Ltd. on March 29, 2002 (No. 333-83230).

±±	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed by the Registrant and Steen River Forest Products Ltd. on April 15, 2002 (No. 333-83230).

Report of Independent Registered Chartered Accountants

To the Shareholders of

Ainsworth Lumber Co. Ltd.

      We have audited the consolidated balance sheets of Ainsworth Lumber Co. Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and December 31, 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

      The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia
February 28, 2005

AINSWORTH LUMBER CO. LTD.

Consolidated Balance Sheets

As at December 31

(Thousands of Canadian dollars)

	Note	2003	2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$194,054	$212,624
Accounts receivable, net of allowance for doubtful accounts of $320 (2003 — $320)		30,242	55,034
Inventories	5	53,153	87,582
Investment tax credit recoverable	6	30,060	—
Prepaid expenses		3,433	8,349

		310,942	363,589
CAPITAL ASSETS	7	293,502	926,204
OTHER ASSETS	9	23,277	47,702
GOODWILL	2	—	103,516

		$627,721	$1,441,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$17,985	$42,973
Accrued liabilities		29,776	60,207
Income taxes payable		3,494	41,181
Current portion of long-term debt	12	250	274

		51,505	144,635
REFORESTATION OBLIGATION	11	4,802	4,470
LONG-TERM DEBT	12	352,227	916,625
FUTURE INCOME TAXES	15	47,396	74,949

		455,930	1,140,679

COMMITMENTS AND CONTINGENCIES	17 and 19
SHAREHOLDERS’ EQUITY
Capital stock	13	53,110	55,827
Contributed surplus		118	—
Cumulative translation adjustment	1(b)	—	(34,237)
Retained earnings		118,563	278,742

		171,791	300,332

		$627,721	$1,441,011

See Accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Consolidated Statements of Operations and Retained Earnings (Deficit)

Years ended December 31

(Thousand of Canadian Dollars, except per share data)

	Note	2002	2003	2004

SALES		$430,348	$542,987	$909,922

COSTS AND EXPENSES
Costs of products sold		338,261	322,829	498,246
Selling and administration		21,908	18,167	31,014
Amortization of capital assets	7	31,960	32,972	53,852
Write-down of capital assets	7	1,044	13,696	793

		393,173	387,664	583,905

OPERATING EARNINGS		37,175	155,323	326,017
FINANCE EXPENSE	14
Interest charges		(57,151)	(51,177)	(40,723)
Amortization charges		(5,349)	(4,867)	(3,234)
Loss on repurchase of debt	12	—	(81)	(106,198)

		(62,500)	(56,125)	(150,155)
OTHER INCOME (EXPENSE)		2,901	(508)	(3,351)
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT		4,279	76,932	73,815

INCOME (LOSS) BEFORE INCOME TAXES		(18,145)	175,622	246,326

INCOME TAX EXPENSE (RECOVERY)	15
Current		1,777	11,876	85,597
Future		(2,049)	40,096	(14,353)

		(272)	51,972	71,244

NET INCOME (LOSS)		(17,873)	123,650	175,082
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR		12,786	(5,087)	118,563
DIVIDENDS PAID	16	—	—	(14,660)
REPURCHASE OF CAPITAL STOCK	13	—	—	(243)

RETAINED EARNINGS (DEFICIT), END OF YEAR		$(5,087)	$118,563	$278,742

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE		$(1.23)	$8.49	$11.98

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING		14,544,800	14,558,707	14,612,506

See Accompanying Notes to the Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Consolidated Statements of Cash Flows

Years ended December 31

(Thousands of Canadian dollars)

	Note	2002	2003	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations		$(17,873)	$123,650	$175,082
Amounts not requiring an outlay of cash
Amortization of capital assets	7	31,960	32,972	53,852
Amortization of financing costs		2,567	2,568	1,869
Amortization of debt discount		854	852	1,109
Unrealized foreign exchange (gain) loss; long-term debt		(4,279)	(76,932)	(73,815)
Loss on repurchase of debt		—	81	106,198
Amortization of consent and commitment fees		1,929	1,447	257
Non-cash stock based compensation		29	(230)	2,640
Loss (gain) on disposal of capital assets		7	400	25
Writedown of capital assets	7	1,044	13,296	793
Write-off of security deposits on lease termination		980	—	—
Adjustment to deferred pension assets		9	803	(8,141)
Change in non-current reforestation obligation		(218)	168	(332)
Utilization of investment tax credit	6	—	7,120	30,060
Future income taxes		(2,049)	40,096	(14,353)
Change in non-cash operating working capital	22	(7,530)	(12,669)	89,184

Cash provided by operating activities		7,430	133,622	364,428

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Voyageur Panel Limited	2	—	—	(296,300)
Acquisition of Cash of Voyageur Panel Limited		—	—	51,142
Investment in Minnesota OSB Facilities	3	—	—	(584,847)
Additions to capital assets		(14,113)	(8,236)	(17,987)
Decrease (increase) in other assets		(161)	(144)	(1,555)
Proceeds on disposals of capital assets		38	151	40

Cash used in investing activities		(14,236)	(8,229)	(849,507)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of Senior Secured Notes	12	—	—	996,387
Redemption of Senior Secured Notes	12	—	(11,985)	(451,305)
Financing costs	12	—	—	(26,214)
Dividends Paid	16	—	—	(14,660)
Repurchase of Common shares	13			(284)
Increase (decrease) in capital lease obligations		39	451	(275)

Cash (used in) provided by financing activities		39	(11,534)	503,649

NET CASH INFLOW (OUTFLOW)		(6,767)	113,859	18,570
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		86,962	80,195	194,054

CASH AND CASH EQUIVALENTS, END OF YEAR		$80,195	$194,054	$212,624

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest (including commitment, redemption premium and loan fees) paid		$58,316	$52,974	$138,351

Income taxes paid		$726	$1,567	$16,443

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

      Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”) as explained in Note 24.

      The significant accounting policies are:

          (a) Basis of consolidation

      These consolidated financial statements include the accounts Ainsworth Lumber Co. Ltd. (the “Company”) and all of its wholly-owned subsidiaries which include Ainsworth Engineered Corp. (amalgamated with Voyageur Panel Limited on May 19, 2004), Ainsworth Engineered (USA), LLC and Ainsworth Engineered Canada Limited Partnership (Note 27). Ainsworth Engineered Corp. was amalgamated with Voyageur Panel Limited on May 19, 2004. Ainsworth Engineered (USA), LLC owns and operates the Minnesota OSB facilities which were acquired on September 22, 2004.

      The Company accounts for its 50% interest in the High Level Project (Note 8) on a proportionate consolidation basis.

          (b) Foreign Currency Translation

      The operations of Ainsworth Engineered (USA), LLC are considered to be a self-sustaining foreign operation and the financial statements are translated using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at average exchange rates prevailing during the period that the transactions occurred. Unrealized translation gains and losses are deferred and included, as a separate component of shareholders equity. For the year ended December 31, 2004, the Company recorded an unrealized translation loss of $34,237,000.

          (c) Cash and cash equivalents

      Cash and cash equivalents generally consist of cash balances with banks and investments in high grade commercial paper and bank notes with original maturities of less than three months.

          (d) Inventories

      Logs, lumber and panel products are valued at the lower of average cost and net realizable value. Materials and supplies are valued at cost.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

          (e) Capital Assets

      Property, plant and equipment are stated at cost, including interest incurred for major projects during the period of construction, and start-up costs. The cost of renewals and betterments that extend the useful life of the property, plant and equipment is also capitalized. The cost of repairs and replacements is charged to expense as incurred. Oriented strand board facilities are amortized on the units-of-production method based on the estimated useful life of the assets at normal production levels over 15 years. Other panel product mills, the lumber remanufacturing plant and other assets are amortized on the declining balance basis at annual rates based on the estimated useful lives of the assets as follows:

Asset	Rate

Buildings	5%
Machinery and equipment	12% - 20%
Office equipment	15%

      Timber rights and logging roads are stated at cost and are amortized on the basis of the volume of timber cut. The Company reviews the carrying values of its capital assets on a regular basis, by reference to estimated future operating results and undiscounted net cash flows. If the carrying value of these assets exceeds estimated net recoverable amounts, a provision for impairment will be made.

          (f) Financing and debt discount costs

      Costs relating to long-term debt are deferred and amortized on the straight-line basis over the term of the related debt.

          (g) Reforestation obligation

      Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut.

          (h) Foreign currency transactions

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

          (i) Earnings per share

      Earnings per share is calculated by dividing net income (loss) by the weighted average number of voting common shares outstanding during the year.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

          (j) Income taxes

      Income taxes are accounted for using the asset and liability method. Future income taxes reflect the tax effect, using substantively enacted tax rates, of differences between the financial statement carrying amount and their respective tax bases of assets and liabilities and the anticipated benefit of losses carried forward for income tax purposes.

      The Company’s research and development activities may be eligible to earn Investment Tax Credits. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate.

          (k) Revenue recognition

      Revenue is recognized when the significant risks and rewards of ownership are transferred, which is generally at the time of shipment at agreed prices to credit-approved customers.

      The Company has presented freight and other distribution costs as sales and costs of products sold in the statement of operations and reclassified prior periods’ presentation accordingly. Previously these costs were presented as a reduction of sales in accordance with industry practice at the time. The effect of the change was to increase sales and cost of sales by $82,468,500 for the year ended December 31, 2004, $61,913,500 for 2003, and $74,293,000 for 2002.

          (l) Employee Benefit Plans

      The Company has two defined benefit plans providing pension benefits to its British Columbia salaried employees and employees of the Minnesota Oriented Strand Board (“OSB”) facilities. The Company accrues the costs and related obligations for the defined benefit plans using the projected benefit actuarial method prorated on service and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. The difference between costs of employee benefits charged against earnings and the Company’s contributions to the plans, which are made in accordance with actuarial recommendations and pension commission regulations, is included in accrued benefit asset on the balance sheet. In determining pension expense, the unrecognized pension surplus or liability, adjustments arising from changes in actuarial assumptions, and the excess of net actuarial gains or losses over 10% of the greater of the benefit obligation and the market value of the plan assets is amortized on a straight-line basis over the expected average remaining service life of the employee group. The plan assets are valued at market values.

          (m) Goodwill

      Goodwill represents the excess cost of an investment over the fair value of the net assets acquired. Goodwill is not amortized and is subject to an annual assessment for impairment primarily by applying a fair value based test at the reporting unit level. The fair value of the reporting unit is estimated using the expected present value of future discounted cash flows. The Company also considers projected future operating results, trends and other circumstances in making such evaluations. An impairment loss would be recognized to the extent the carrying amount of goodwill exceeds the fair value of goodwill. The Company did not recognize any impairment to goodwill in 2004.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

          (n) Comparative figures

      Certain comparative figures have been reclassified to conform to the current year presentation.

2. ACQUISITION OF VOYAGEUR PANEL LIMITED

      On May 19, 2004, the Company completed the acquisition of 100% of the voting shares of Voyageur Panel Limited (“Voyageur”) for a purchase price of US$206.7 million (CDN$284.5 million) paid in cash plus additional consideration, based on realization of oriented strand board sales prices and volumes at Voyageur between closing the transaction and December 31, 2004. Management has estimated that US$9.1 (CDN$11.8 million) has accrued to the vendors and this has been recognized as a cost of the acquisition.

      The acquisition of Voyageur has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at May 19, 2004 are as follows.

Net Assets acquired:

Current assets	$76,937
Other assets	1,170
Capital assets	166,084

Total assets acquired	244,191

Current liabilities	9,470
Future income taxes	41,905
Other long term liabilities	32

Total liabilities acquired	51,407

Net identifiable assets acquired	192,784
Goodwill	103,516

Total purchase price	$296,300

3. ACQUISITION OF THE MINNESOTA OSB FACILITIES

      On September 22, 2004, the Company acquired from Potlatch Corporation the assets and certain related working capital associated with three OSB manufacturing facilities (the “Minnesota OSB facilities”) located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids at a purchase price of approximately US$455.5 million (approximately CAD$584.8 million).

      The acquisition of the Minnesota OSB facilities has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

3. ACQUISITION OF THE MINNESOTA OSB FACILITIES — (Continued)

the date of the acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at September 22, 2004 are as follows.

Net Assets acquired:

Current assets	$48,127
Capital assets	536,720

Total assets acquired	584,847
Total liabilities acquired	—

Total purchase price	$584,847

4. CASH AND CASH EQUIVALENTS

	2003	2004

Cash	$2,506	$76,040
Cash equivalents	191,548	136,584

	$194,054	$212,624

5. INVENTORIES

	2003	2004

Logs	$21,362	$23,339
Panel products	12,598	23,152
Materials and supplies	19,193	41,091

	$53,153	$87,582

6. INVESTMENT TAX CREDIT RECOVERABLE

      At December 31 2003, the Company recognized an unclaimed special investment tax credit in respect of its investment in the Grande Prairie wood processing facilities. The Company recorded the tax credit as a $37,180,000 reduction in the capital cost of the Grande Prairie assets. In 2004, $30,060,000 (2003 — $7,120,000) was utilized as a reduction to federal taxes payable.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

7. CAPITAL ASSETS

	2003	2004

	Net Book		Accumulated	Net Book
	Value	Cost	Depreciation	Value

Property, plant and equipment
Panel product mills	$273,178	$1,205,743	$320,772	$884,971
Land	1,964	3,819	—	3,819
Other	3,158	21,748	14,218	7,530
Construction in progress	1,030	10,338	—	10,338

	279,330	1,241,648	334,990	906,658

Timber and logging roads
Timber rights and development costs	11,055	24,229	8,110	16,119
Logging roads	3,117	12,029	8,602	3,427

	14,172	36,258	16,712	19,546

	$293,502	$1,277,906	$351,702	$926,204

	2002	2003	2004

Amortization expense for the year
Property, plant and equipment	$29,560	$31,128	$51,853
Timber and logging roads	2,400	1,844	1,729

	$31,960	$32,972	$53,582

      In December 2003, the Company provided a write-down of capital assets of $13.3 million in costs relating to the construction and design for a proposed expansion of the Grande Prairie OSB operations. The Company had been unsuccessful in its attempt to secure additional long-term timber tenure. Without confirmation of a secure timber supply, the Company decided not to pursue the expansion of the Grande Prairie facility at this time.

8. THE HIGH LEVEL PROJECT

      The Company jointly developed and operates an oriented strand board (“OSB”) facility in High Level, Alberta. The Company’s proportionate (50%) share of major assets including plant and equipment is held by a bare trustee corporation, on behalf of the Company, together with the 50% interest of a co-venturer in such assets.

      Once the OSB production process at the High Level facility is complete, the production is allocated to the respective venturers at cost. Each respective venturer then sells their respective production to third parties. The venture does not generate revenue or net income.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

8. THE HIGH LEVEL PROJECT (Continued)

      The following is a summary of the Company’s proportionate interest in the financial position of the High Level Project:

	2003	2004

Assets
Receivables	$752	$1,294
Inventories	7,641	8,923
Prepaid expenses	366	393
Capital assets	123,676	125,171
Current Liabilities
Excess of cheques issued over cash in bank	1,814	1,558
Accrued liabilities and accounts payable	3,609	2,906

      By agreement between the Company and its co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, the Company may pay such amounts and recover them from the co-venturer’s share of production. The co-venturer’s share of accounts payable and accrued liabilities amounted to $2,906,000 as at December 31, 2004 and $3,609,000 as at December 31, 2003.

9. OTHER ASSETS

	2003	2004

Advances and deposits	$5,537	$7,092
Accrued pension benefit asset (Note 18)	4,156	12,297
Unamortized financing costs	13,584	28,313

	$23,277	$47,702

10. LOAN FACILITIES

      As at December 31, 2004 the Company had outstanding letters of credit of $6,561,000 (2003 — $6,228,000) to support the Company’s ongoing business operations. The Company had an unutilized $7,250,000 foreign exchange and future contract credit facility at December 31, 2004.

11. REFORESTATION OBLIGATION

	2003	2004

Balance at beginning of year	$5,679	$6,064
Expense for the year	2,227	1,157

	7,906	7,221
Paid during the year	(1,842)	(1,593)

Balance at end of year	$6,064	$5,628

Current, included in accrued liabilities	$1,262	$1,158
Long-term	4,802	4,470

	$6,064	$5,628

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

12. LONG-TERM DEBT

      On March 3, 2004, the Company completed a refinancing of its Senior Secured Notes and issued US$210 million 6.75% Senior Unsecured Notes. Financing costs of $6.2 million relating to this debt have been deferred in other assets and amortized over the life of the debt. Together with its existing cash balance, the Company utilized the proceeds from the notes to repurchase US$87.1 million of its 13.875% notes and US$182.2 million of its 12.5% Notes realizing a total loss of $106.2 million. The loss is comprised of a $15.5 million write-off of deferred debt discount and financing costs, an $83.5 million redemption premium, and payment of consent fees of $7.2 million.

      On May 19, 2004, the Company issued US$110 million 6.75% Senior Unsecured Notes at a discount of US$11 million. Financing costs of $4.9 million relating to this debt have been deferred in other assets and amortized over the term of the debt.

      On September 22, 2004, the Company issued US$275 million 7.25% Senior Unsecured Notes and US$175 million Senior Unsecured Floating Rate Notes. Financing costs of $15.1 million relating to this debt have been deferred in other assets and amortized over the term of the debt.

      The Company’s long-term debt is guaranteed by Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, and Ainsworth Engineered Canada Limited Partnership (Note 26). The details of the outstanding long term debt at December 31, 2004 are as follows:

	2003	2004

U.S.$275,000,000 Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$—	$330,550
U.S.$175,000,000 Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	—	210,350
U.S.$210,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	—	252,420
U.S.$110,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	—	132,220
U.S.$2,351,000 (2003 — U.S.$184,600,000) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	239,334	2,826
U.S.$2,000,000 (2003 — U.S.$89,085,000 Senior Unsecured Notes due July 15, 2007 with interest payable with interest payable quarterly at 13.875% per annum	115,499	2,404
Capital lease obligations	549	274

	355,382	931,044
Unamortized deferred debt discount	(2,905)	(14,145)

	352,477	916,899
Current portion	(250)	(274)

	$352,227	$916,625

Credit Facility

      On March 15, 2004, the Company established a five-year $50,000,000 revolving credit facility with interest rates of prime plus 0.5% or the bankers’ acceptance rate plus 2.0%. At December 31, 2004 this facility was unutilized.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

13. CAPITAL STOCK

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

      (b) The Company’s issued share capital is as follows:

			Class B
	Common Shares		Common Shares
					Total
Issued Share Capital	Shares	Amount	Shares	Amount	Amount

Balance at December 31, 2002	14,544,800	$53,016	447,500	$67	$53,083
Exchange of Class B common shares for common shares	20,148	78	(222,500)	(33)	45
Cancellation of Class B common shares	—	—	(117,500)	(18)	(18)

Balance at December 31, 2003	14,564,948	$53,094	107,500	$16	$53,110
Exchange of Class B common shares for common shares	95,116	2,733	(107,500)	(16)	2,717
Repurchase of common shares	(10,924)	—	—	—	—

Balance at December 31, 2004	14,649,140	$55,827	—	$—	$55,827

      (c) Repurchase of Common Shares

      On June 29, 2004, the Company repurchased 10,924 common shares at a purchase price of $26.03 per share. The excess of $0.2 million between the purchase price and the weighted average cost was charged to retained earnings.

      (d) Employee Participation Share Plan

      On March 29, 2004, the Company issued 95,116 common shares to the holders of 107,500 Class B common shares issued on June 25, 1999 who became entitled under the Employee Participation Share Plan to receive common shares in exchange for those Class B common shares. The issue of the common shares resulted in a charge to earnings of $2,640,000. As at December 31, 2004, there are no issued and outstanding Class B common shares.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

13. CAPITAL STOCK (Continued)

      During the year ended December 31, 2003, the Company issued 20,148 common shares to the holders of 222,500 Class B common shares issued on December 18, 1996 and August 11, 1998 who became entitled under the Employee Participation Share Plan to receive common shares in exchange for those Class B common shares. The Company then cancelled 55,000 Class B common shares issued on December 18, 1996 and August 11, 1998 pursuant to the Plan and also cancelled 62,500 Class B common shares issued on June 25, 1999.

14. FINANCE EXPENSE

	2002	2003	2004

Current debt	$276	$35	$746
Loss on Repurchase of Debt (Note 12)	—	81	106,198
Long-term debt	62,224	56,009	43,211

	$62,500	$56,125	$150,155

      Finance expense on long-term debt includes the amortization of deferred financing costs, amortization of deferred debt discounts, and amortization of consent and commitment fees as follows: $1,868,923, $1,108,511, and $256,550 respectively, for the year ended December 31, 2004; $2,568,062, $852,275, and $1,446,281 respectively, for the year ended December 31, 2003; and $2,566,750, $853,692, and $1,929,035 respectively, for the year ended December 31, 2002.

15. INCOME TAXES

      Reconciliation of the Company’s effective income tax rate from Canadian statutory tax rates are as follows:

	2002	%	2003	%	2004	%

Income tax expense (recovery) at statutory rate	$(6,841)	(37.7)	$61,995	35.3	$86,953	35.3
Large corporation tax	1,777	9.8	1,123	0.6	—	—
Non-taxable foreign exchange gain on long-term debt	(807)	(4.4)	(13,578)	7.7	(12,996)	(5.5)
Reduction in statutory income tax rates	—	—	—	—	(700)	(0.3)
Rate differentials between jurisdictions	—	—	—	—	(3,033)	(1.3)
Other non (taxable) deductible items	5,599	30.9	2,432	1.4	1,020	1.3

Tax expense (recovery)	$(272)	(1.4)	$51,972	45.0	$71,244	29.5

Comprised of:
Current taxes	$1,777		$11,876		$85,597
Future income taxes	(2,049)		40,096		(14,353)

	$(272)		$51,972		$71,244

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

15. INCOME TAXES (Continued)

      Temporary timing differences and tax loss carryforwards which give rise to the net future income tax liability are as follows:

	2003	2004

Temporary timing differences
Future income tax assets
Eligible capital expenditures	$3,454	$3,305
Accruals not currently deductible	2,298	3,231
Acquisition costs	—	2,707
Loss on repurchase of long term debt	—	22,963
Tax loss carryforwards	1,950	18,753

Future income tax assets	7,702	48,252

Future income tax liabilities
Depreciable capital assets	45,679	103,907
Deferred pension costs	1,463	4,270
Foreign exchange gain on long term debt	—	14,577
Financing costs	7,956	447

Future income tax liabilities	55,098	123,201

Future income tax liability, net	$47,396	$74,949

      The company has non-capital tax loss carryforwards of approximately $54,000,000 which expire as follows:

2008	$21,191
2009	20,871
2010	11,938

$54,000

16. DIVIDENDS

      On September 7, 2004 the Company paid a cash dividend of $1.00 per common share to holders of record of common shares as of the close of business on August 24, 2004.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

17. COMMITMENTS

      The Company is committed to capital and operating lease payments in respect of premises and equipment as follows:

	Capital	Operating
	Leases	Leases

2004	$296	$4,428
2005	—	3,859
2006	—	2,320
2007	—	1,423
2008	—	1,241

Total minimum lease payments	$296	$13,271

Imputed Interest	22

Capital lease obligations	$274

      Rent expense was $5,627,000, $4,317,298 and $4,823,044 for 2002, 2003 and 2004, respectively.

      The Company has entered into agreements with suppliers of energy. The Company’s Grande Prairie and High Level OSB facilities have established fixed price contracts to purchase 7.25 megawatts (MW) in 2005 and 3.5 MW in 2006. The total commitment arising from these agreements is $2,900,000 in 2005 and $1,300,000 in 2006.

      During 2003, the Company entered into a fixed price propane supply agreement which expires September 30, 2006. Based on the current annual consumption, the estimated obligation in 2005 is $1,725,000 and $1,365,000 in 2006.

18. PENSION PLANS

      The Company maintains two defined benefit pension plans for certain salaried and certain hourly employees in British Columbia and Minnesota. The Company was required to set-up a defined benefit pension plan for employees of its Minnesota OSB operations subsequent to the acquisition of the Minnesota OSB facilities.

      The Company also participates in a multi-employer pension plan for hourly employees who are subject to a collective bargaining agreement and sponsors a Group Registered Retirement Savings Plan (RRSP) at two of its operations. The Company made Group RRSP contributions of $1,155,000 for 2002, $1,164,000 for 2003 and $1,413,500 for 2004.

      The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the British Columbia pension plan for funding purposes was as of December 31, 2004, and the next required valuation will be as of December 31, 2007. The Company is currently having an actuarial valuation of the Minnesota plan as at September 30, 2004 completed.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

18. PENSION PLANS (Continued)

      Information about the Company’s defined benefit pension plans is as follows:

	2002	2003	2004

PLAN ASSETS
Fair value at beginning of year	$27,718	$25,801	$26,900
Return on plan assets	1,923	1,757	1,926
Employer contributions	1,701	1,466	11,713
Benefits paid	(2,185)	(2,865)	(2,130)
Experience (loss) gain	(3,356)	741	122

Fair value at end of year	25,801	26,900	38,531

ACCRUED BENEFIT OBLIGATION
Balance at beginning of year	28,934	30,760	33,659
Current service cost	1,419	1,506	2,221
Interest cost	2,048	2,158	2,549
Benefits paid	(2,185)	(2,865)	(2,130)
Plan improvement cost	544	—	2,057
Minnesota OSB Facilities Plan Acquisition	—	—	7,329
Adjustment to discount rate	—	2,100	2,968
Actuarial gain	—	—	1,450

Balance at end of year	30,760	33,659	50,102

NET DEFICIT, END OF YEAR	$(4,959)	$(6,759)	$(11,571)

ACCRUED PENSION BENEFIT ASSET IS COMPRISED OF:
Funded Status — Plan Deficit	$(4,959)	$(6,759)	$(11,571)
Unamortized net actuarial loss	11,619	12,476	16,186
Unamortized transitional obligation	(2,245)	(2,070)	(1,897)
Unamortized past service cost	—	509	9,579
Plan improvement cost	544	—	—

Accrued Pension Benefit Asset (Note 9)	$4,959	$4,156	$12,297

FUNDED STATUS — PLAN DEFICIT
Accrued benefit obligation	$30,760	$33,659	$50,102
Fair value of plan assets	25,801	26,900	38,531

	$(4,959)	$(6,759)	$(11,571)

PENSION EXPENSE IS COMPRISED OF:
Accrual for Services	$1,419	$1,506	$2,221
Interest on accrued benefits	2,048	2,158	2,549
Interest on pension fund assets	(1,923)	(1,757)	(1,926)
Amortization amounts			—
Unfunded liability (surplus)	(173)	(173)	(173)
Experience gains and losses	336	503	—
Past service costs	—	32	318
Gain (Loss) on Settlement	—	—	584

	$1,707	$2,269	$3,573

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

18. PENSION PLANS (Continued)

	2002	2003	2004

PLAN ASSETS
Cash	$—	$—	$8,420
Canadian bonds and debentures	9,870	14,203	15,352
Canadian Common Shares	8,282	6,932	8,728
Canadian pooled equity funds	2,225	523	—
Global pooled equity funds	2,583	2,254	3,349
US Common Shares	—	—	2,682
US pooled equity funds	2,841	2,988	—

	$25,801	$26,900	$38,531

      The significant weighted-average actuarial assumptions adopted in measuring the Company’s accrued benefit obligations as at December 31 included the following:

	2002	2003	2004

Discount rate	7.0%	7.0%	6.0%
Expected long-term rate of return on plan assets	8.0%	7.0%	7.0%
Rate of compensation increase	4.5%	4.5%	4.0%

      The significant weighted-average actuarial assumptions adopted in measuring the Company’s benefit costs as at December 31 included the following:

	2002	2003	2004

Discount rate	7.0%	7.0%	6.5%
Expected long-term rate of return on plan assets	8.0%	7.0%	7.0%
Rate of compensation increase	4.5%	4.5%	4.0%

      Total cash payments for employee future benefits for 2004, consisting of cash contributed by the Company to its defined benefit pension plans and cash payments directly to beneficiaries, was $5,486,400 (2003-$3,964,000).

19. CONTINGENCIES

      Due to the nature of its business, the Company is involved in various legal actions. In the opinion of management, none of the claims are significant and any resulting liability would not have a material adverse effect on the Company’s financial position or results of operations.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

20. RELATED PARTY TRANSACTIONS

      The Company had transactions with companies owned by or related to its officers and directors as follows:

	2002	2003	2004

Rental charges for mobile forestry and transportation equipment at normal commercial terms and prices	$120	$120	$120
Acquisition of capital assets	22	—	—
Amounts due from officers and companies with directors in common included in other assets	466	479	490
Amounts due to companies with directors in common included in accounts payable	2	—	—

      Subsequent to year-end, the $490,000 due to the Company at December 31, 2004 was repaid.

21. SEGMENTED INFORMATION

      The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

      Sales attributed to countries based on location of customer are as follows:

	2002	2003	2004

Geographic sales information:
Canada	$83,508	$94,277	$106,837
U.S.A.	298,379	410,212	763,952
Europe	8,339	8,067	9,641
Japan and other	40,122	30,431	29,492

	$430,348	$542,987	$909,922

      Capital assets attributed to the countries based on location are as follows:

	2003	2004

Canada	$293,502	$433,424
United States	—	492,780

Total	$293,502	$926,204

      Goodwill of $103,516,000 (Note 2) is attributable to the Acquisition of Voyageur Panel Canada Limited which is located in Canada.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

22. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2002	2003	2004

Accounts receivable	$(1,388)	$(6,650)	$14,236
Inventories	(5,440)	(2,247)	(4,358)
Prepaid expenses	(1,655)	(778)	(4,168)
Accounts payable and accrued liabilities	3,325	(6,608)	45,787
Income taxes payable	(2,372)	3,614	37,687

Total	$(7,530)	$(12,669)	$89,184

23. FINANCIAL INSTRUMENTS

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

      The carrying value and fair value of the long term debt are as follows:

	2003		2004

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

LONG-TERM DEBT
Senior notes	$354,833	$414,041	$916,625	$961,697
Capital leases	549	549	274	274

	$355,382	$414,590	$916,899	$961,971

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

24. U.S. GAAP RECONCILIATION

      As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

          (a) Adjustments to assets, liabilities and shareholders’ equity

	2002	2003	2004

Total assets in accordance with Canadian GAAP	$555,052	$627,721	$1,441,011
Write-off of capitalized start-up costs(1)	(10,380)	(8,966)	(7,361)
Intangible asset, arising from minimum pension liability calculation(2)	—	509	9,579

Total assets in accordance with U.S. GAAP	$544,672	$619,264	$1,443,229

Total liabilities in accordance with Canadian GAAP	$506,681	$455,930	$1,140,679
Future income taxes relating to write-off:
of capitalized start-up costs(1)	(3,700)	(3,194)	(2,622)
Minimum pension liability, net of tax effect(2)	6,447	7,273	18,867

Total liabilities in accordance with U.S. GAAP	$509,428	$460,009	$1,156,924

Total shareholders’ equity in accordance with Canadian GAAP	$48,371	$171,791	$300,332
Change in retained earnings relating to:
Write-off of capitalized start-up costs(1)	(6,680)	(5,772)	(4,739)
Accumulated other comprehensive loss(2)	(6,447)	(6,764)	(9,288)

Total shareholders’ equity in accordance with U.S. GAAP	$35,244	$159,255	$286,305

          (b) Adjustments to earnings

	2002	2003	2004

Net income (loss) in accordance with Canadian GAAP	$(17,873)	$124,355	$175,082
Reversal of amortization of capitalized start-up costs, net of future income taxes (1)	874	677	1,033

Net income (loss) in accordance with U.S. GAAP	(16,999)	125,032	176,115
Minimum pension liability, net of tax (Note 24(c)(i)	(2,427)	(317)	(2,524)
Cumulative translation adjustment	—	—	(34,237)

Comprehensive income (loss) in accordance with U.S. GAAP (Note 24(c)(i)	$(19,426)	$124,715	$139,354

Basic and diluted earnings (loss) per share in accordance with U.S. GAAP	$(1.17)	$8.59	$12.05

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

24. U.S. GAAP RECONCILIATION (Continued)

1.	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

2.	Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset (Note 18) as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

          (c) Other Information Regarding U.S. GAAP

      (i) Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is net income plus certain other items that are recorded directly to shareholders’ equity such as foreign currency translation adjustments and minimum pension liability. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

      Comprehensive loss arising from minimum pension liability:

	2002	2003	2004

Amount arising in year	$3,734	$488	$3,883
Future income tax (recovery)	(1,307)	(171)	(1,359)

	2,427	317	2,524
Accumulated other comprehensive loss, beginning of year	4,020	6,447	6,764

Accumulated other comprehensive loss, end of year	$6,447	$6,764	$9,288

      (ii) In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non employees.

      SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period (which is usually the vesting period). The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

      We are required to apply SFAS No. 123(R) to all awards granted, modified or settled in our first reporting period under U.S. GAAP after June 15, 2005. We are also required to use either the “modified prospective method” or the “modified retrospective method.”

      Under the modified prospective method, we must recognize compensation cost for all awards granted after we adopt the standard and for the unvested portion of previously granted awards that are outstanding on that date.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

24. U.S. GAAP RECONCILIATION (Continued)

      Under the modified retrospective method, we must restate our previously issued financial statements to recognize the amounts we previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. Under both methods, we are permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting. The standard permits and encourages early adoption. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

      (iii) In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

      (iii) In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

25.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS

      On March 3, 2004, the Company issued US$210 million of 6.75% Senior Unsecured Notes to refinance its outstanding indebtedness at the time. On May 19, 2004, the Company issued US$110 million of 6.75% Senior Unsecured Notes to finance the acquisition of Voyageur. On September 22, 2004 the Company issued US$275 million in aggregate principal amount of 7.25% Senior Unsecured Notes and US$175 million in aggregate principal amount of Senior Unsecured Floating Rate Notes to finance the acquisition of the Minnesota OSB facilities. Under the terms of the Senior Notes referred to above, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp. (formerly Voyageur) and Ainsworth Engineered Canada Limited Partnership became joint and several guarantors of the indebtedness (the “Guarantors”). The guarantee is a full and unconditional guarantee.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

25.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

      Additionally, if at any time a subsidiary of the Company constitutes a significant subsidiary, then such subsidiary will also become a guarantor of the indebtedness. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantors are obligated to pay the outstanding indebtedness. At December 31, 2004, the Company had the following outstanding amounts related to the guaranteed indebtedness:

U.S.$275,000,000 Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$330,550
U.S.$175,000,000 Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	210,350
U.S.$210,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	252,420
U.S.$110,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	132,220

$925,540

      The following condensed consolidating financial information reflects the summarized financial information of the Company and its Guarantors:

Condensed Consolidated Balance Sheet

as at December 31, 2004

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.	Eliminations	Consolidated

	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
ASSETS
CASH	$193,521	$16,543	$2,560	$—	$212,624
OTHER CURRENT ASSETS	112,041	28,057	10,867	—	150,965
CAPITAL ASSETS	280,085	495,656	88,913	61,550	926,204
OTHER ASSETS	43,673	4,029	—	—	47,702
GOODWILL	—		—	103,516	103,516
DUE FROM PARENT COMPANY	—	32,315	106,057	(138,372)	—
INVESTMENT IN SUBSIDIARY	921,841	—	—	(921,841)	—

	$1,551,161	$576,600	$208,397	$(895,147)	$1,441,011

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

25.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.	Eliminations	Consolidated

	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	125,466	3,491	15,678	—	144,635
REFORESTATION OBLIGATION	4,470	—	—	—	4,470
DUE TO PARENT COMPANY	138,372	—	—	(138,372)	—
LONG TERM DEBT	916,625	—	—	—	916,625
FUTURE INCOME TAXES	31,659	580	19,237	23,473	74,949

	1,216,592	4,071	34,915	(114,899)	1,140,679
PREFERRED SHARES	—	—	25,999	(25,999)	—
SHAREHOLDERS’ EQUITY
Capital stock (Note 5)	55,827	1	55,419	(55,420)	55,827
Contributed Surplus	—	587,431	—	(587,431)	—
Cumulative translation adjustment	—	(34,237)	—	—	(34,237)
Retained earnings	278,742	19,334	92,064	(111,398)	278,742

	334,569	572,529	147,483	(754,249)	300,332

	$1,551,161	$576,600	$208,397	$(895,147)	$1,441,011

Total assets in accordance with Canadian GAAP	$1,551,161	$576,600	$208,397	$(895,147)	$1,441,011
Write-off of capitalized start-up costs(1)	(7,361)	—	—		(7,361)
Intangible asset, arising from minimum pension liability calculation(2)	9,579	—	—		9,579

Total assets in accordance with U.S. GAAP	$1,553,379	$576,600	$208,397	$(895,147)	$1,443,229

Total liabilities in accordance with Canadian GAAP	1,216,592	4,071	34,915	(114,899)	1,140,679
Future income taxes relating to write-off of capitalized start-up costs(1)	(2,622)	—	—		(2,622)
Minimum pension liability, net of tax effect(2)	18,867	—	—		18,867

	$1,232,837	4,071	34,915	(114,899)	$1,156,924

Total shareholders’ equity in accordance with Canadian GAAP	$300,332	$572,529	$147,483	$(754,249)	$300,332
Change in retained earnings relating to:
Write-off of capitalized start-up costs(1)	(4,739)	—	—		(4,739)
Accumulated other comprehensive loss(2)	(9,288)	—	—		(9,288)

	$286,305	$572,529	$147,483	$(754,249)	$286,305

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

25.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Statement of Operations

For the year ended December 31, 2004

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC (a)	Corp.(b)	Eliminations	Consolidated

	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
SALES	$702,407	$109,096	$98,419		$909,922

COSTS AND EXPENSES
Costs of products sold	365,584	77,966	54,216		497,766
Selling and administration	29,030	1,613	851		31,494
Amortization of capital assets	40,736	6,559	6,557		53,852
Write-down of capital assets	793	—	—	—	793

	436,143	86,138	61,624	—	583,905

OPERATING EARNINGS	266,264	22,958	36,795	—	326,017
FINANCE EXPENSE
Interest charges	(40,723)	—	—		(40,723)
Amortization of finance charges	(3,234)	—	—		(3,234)
Loss on repurchase of long term debt	(106,198)	—	—		(106,198)

	(150,155)	—	—	—	(150,155)
EQUITY IN EARNINGS OF SUBSIDIARY	38,110			(38,110)
OTHER INCOME (EXPENSE)	(4,163)	715	97		(3,351)
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT	73,815		—		73,815

INCOME BEFORE INCOME TAXES	223,871	23,673	36,892	(38,110)	246,326
INCOME TAX EXPENSE (RECOVERY)	48,789	4,339	18,116	—	71,244

NET INCOME	$175,082	$19,334	$18,776	$(38,110)	$175,082

Net income in accordance with Canadian GAAP	$175,082	$19,334	$18,776	$(38,110)	$175,082
Reversal of amortization of capitalized start-up costs, net of future income taxes(1)	1,033	—	—	—	1,033

Net income in accordance with U.S. GAAP	$176,115	$19,334	$18,776	$(38,110)	$176,115

(a)	Statement of operations for the period from September 22, 2004 to December 31, 2004.

(b)	Statement of operations for the period from May 19, 2004 to December 31, 2004.

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

25.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Statement of Cash Flows

For the year ended December 31, 2004

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC (a)	Corp. (b)	Eliminations	Consolidated

	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations	$175,082	$19,334	$18,776	$(38,110)	$175,082
Amounts not requiring an outlay of cash	—				—
Amortization of capital assets	40,736	6,559	6,557	—	53,852
Amortization of financing costs	1,869			—	1,869
Amortization of debt discount	1,109			—	1,109
Unrealized foreign exchange (gain) loss;				—
long-term debt	(73,815)			—	(73,815)
Loss on repurchase of debt	106,198			—	106,198
Amortization of consent and commitment fees	257			—	257
Non-cash stock based compensation	2,640			—	2,640
Loss (gain) on disposal of capital assets	25			—	25
Writedown of capital assets	793			—	793
Adjustment to deferred pension assets	(8,141)			—	(8,141)
Change in non-current reforestation obligation	(332)			—	(332)
Equity in earnings of subsidiary	(38,110)			(38,110)	—
Future income taxes	(14,353)			—	(14,353)
Utilization of investment tax credit	30,060				30,060
Change in non-cash operating working capital	34,077	22,965	32,142	—	89,184

Cash provided by (used in) operating activities	258,095	48,858	57,475	—	364,428

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Voyageur Panel Limited	(296,300)	—	—	—	(296,300)
Acquisition of Cash of Voyageur Panel Limited	51,142	—	—	—	51,142
Investment in Minnesota OSB Facilities	(587,847)	—	—	—	(587,847)
Additions to capital assets	(17,987)	—	—	—	(17,987)
Decrease (increase) in other assets	(1,555)	—	—		(1,555)
Proceeds on disposals of capital assets	40	—	—		40

Cash used in investing activities	(849,507)	—	—	—	(849,507)

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements — (Continued)

25.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC (a)	Corp. (b)	Eliminations	Consolidated

	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of Senior Secured Notes	996,387	—	—	—	996,387
Redemption of Senior Secured Notes	(451,305)	—	—	—	(451,305)
Financing costs	(26,214)	—	—	—	(26,214)
Dividends Paid	(14,660)	—	—	—	(14,660)
Advances to Parent Company	—	(32,315)	(106,057)	138,372	—
Advances from Subsidiary Company	138,372	—	—	(138,372)	—
Repurchase of Common shares	(284)	—	—	—	(284)
Increase (decrease) in capital lease obligations	(275)	—	—	—	(275)

Cash (used in) provided by financing activities	642,021	(32,315)	(106,057)	—	503,649

NET CASH INFLOW (OUTFLOW)	50,609	16,543	(48,582)	—	18,570
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	142,912	—	51,142	—	194,054

CASH AND CASH EQUIVALENTS, END OF YEAR	$193,521	$16,543	$2,560	$—	$212,624

(a)	Statement of Cash Flows for the period from September 22, 2004 to December 31, 2004.

(b)	Statement of Cash Flows for the period from May 19, 2004 to December 31, 2004.

26.	SUBSEQUENT EVENTS

      On December 24, 2004, the Company created Ainsworth Engineered Canada Limited Partnership. This partnership was created to facilitate the integration of the Canadian business operations under one entity. Beginning on January 1, 2005 Ainsworth Lumber Co. Ltd. and Ainsworth Engineered Corp. contributed the use of certain of their assets to the partnership.

AUDITORS’ REPORT

To the Board of Directors of
Voyageur Panel Limited

      We have audited the balance sheets of Voyageur Panel Limited as at December 31, 2003 and 2002 and the statements of earnings (loss), shareholders’ equity and cash flows for years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants
Winnipeg, Canada
April 27, 2004

VOYAGEUR PANEL LIMITED

BALANCE SHEETS

	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
ASSETS
Current
Cash	$6,132	$42,989
Receivables
Affiliated company (note 10)	6,005	7,034
Other	317	976
Inventory (note 3)	5,166	6,225
Prepaid expenses	11	13

	17,631	57,237

Property, plant and equipment (note 4)	111,017	100,037
Other assets (note 5)	1,754	1,208

	$130,402	$158,482

LIABILITIES AND SHAREHOLDERS EQUITY
Current
Accounts payable and accrued liabilities
Trade	$3,340	$3,869
Affiliated companies (note 10)	2,564	4,132
Income taxes payable	—	7,975
Current portion of long-term debt (note 6)	8,176	—

	14,080	15,976

Other
Future income taxes (note 9)	13,538	16,469
Other long-term liabilities	22	26

	13,560	16,495

Preferred Class A shares (note 7)	64,619	80,869

Shareholders’ equity
Common stock (note 8)	55,419	55,419
Deficit	(17,276)	(10,277)

	38,143	45,142

Contingencies (note 12)
Subsequent event (note 14)	$130,402	$158,482

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

STATEMENTS OF EARNINGS (LOSS)

	Years Ended
	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Revenues
Sales
Trade	$39,249	$48,460
Related party (note 10)	60,454	95,231

	99,703	143,691

Costs and expenses
Operating expenses	80,697	85,377
Sales commissions (note 10)	3,386	5,163
Management fees (note 10)	1,746	1,601
Depreciation and amortization	12,639	12,156

	98,468	104,297

Earnings from operations	1,235	39,394

Interest income	123	126
Interest expense	(675)	(201)
Foreign exchange gain (loss)	79	(2,036)
Unrealized increase in fair value of preferred Class A shares	(6,719)	(16,250)

	(7,192)	(18,361)

Earnings (loss) before income taxes	(5,957)	21,033
Income taxes (note 9)
Current	(756)	(11,103)
Future	(1,052)	(2,931)

	(1,808)	(14,034)

Net earnings (loss)	$(7,765)	$6,999

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY

	Year Ended December 31, 2003

	December 31	Net	December 31
	2002	Earnings	2003

	(expressed in thousands of
	Canadian dollars)
Common stock
Boise Cascade Corporation	$38,314	$—	$38,314
Rainy River OSB Holdings Inc.	17,105	—	17,105

	55,419	—	55,419

Deficit	(17,276)	6,999	(10,277)

Balance at end of the year	$38,143	$6,999	$45,142

	Year Ended December 31, 2002

	December 31	Net	December 31
	2001	Loss	2002

	(expressed in thousands of
	Canadian dollars)
Common stock
Boise Cascade Corporation	$38,314	$—	$38,314
Rainy River OSB Holdings Inc.	17,105	—	17,105

	55,419	—	55,419

Deficit	(9,511)	(7,765)	(17,276)

Balance at end of the year	$45,908	$(7,765)	$38,143

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

STATEMENTS OF CASH FLOWS

	Years Ended
	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Cash provided by (used for) operations
Net earnings (loss)	$(7,765)	$6,999
Items in net earnings (loss) not using (providing) cash
Depreciation	11,883	11,779
Amortization of deferred financing costs	756	377
Future income taxes	1,052	2,931
Unrealized foreign exchange gain	(102)	—
Unrealized increase in fair value of preferred Class A shares	6,719	16,250
Receivables	91	(1,688)
Inventory	(888)	(1,059)
Accounts payable and accrued liabilities	(908)	2,097
Income taxes payable	973	7,975
Other	(1,240)	171

Cash provided by operations	10,571	45,832

Cash provided by (used for) investment
Expenditures for property, plant and equipment	(3,011)	(799)

Cash used for investment	(3,011)	(799)

Cash provided by (used for) financing
Payments of long-term debt	(16,207)	(7,636)

Cash used for financing	(16,207)	(7,636)

Effect of exchange rate change on cash	(349)	(540)

Increase (decrease) in cash	(8,996)	36,857
Cash, beginning of year	15,128	6,132

Cash, end of year	$6,132	$42,989

Supplementary information
Income taxes paid, net	$(219)	$2,110
Interest paid	675	201

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION AND PURPOSE

      Voyageur Panel Limited (the “Corporation”), doing business in the province of Ontario, Canada, was formed October 12, 1995, pursuant to the Unanimous Shareholders’ Agreement (“Shareholders’ Agreement”) between Boise Cascade Corporation (“Boise”), Rainy River Forest Products Inc. (“Rainy”), Rainy River OSB Holdings Inc. (“Rainy Sub”), a wholly owned subsidiary of Rainy, the Northwestern Mutual Life Insurance Company (“Northwestern”), and Allstate Insurance Company (“Allstate”). Boise and Rainy Sub hold common shares; Northwestern and Allstate hold preferred shares (“Class A shares”) (see note 7). In November 1995, Rainy amalgamated with Stone-Consolidated Corporation and the new company, also named Stone-Consolidated Corporation (“Stone”), succeeded to Rainy’s interest in Rainy Sub and to Rainy’s contractual rights and obligations. On May 30, 1997, Stone and Abitibi-Price Inc. amalgamated and the new company, named Abitibi-Consolidated, Inc., succeeded to Stone’s contractual rights and obligations. Effective January 1, 2004, Rainy Sub was liquidated and its assets and liabilities transferred to its parent, Abitibi-Consolidated Company of Canada (“Abitibi”). The share certificates in the name of Rainy Sub have been cancelled and a new certificate for the same number of shares has been issued by Voyageur to Abitibi. Each shareholder is entitled to vote the total number of shares held by the shareholder on all matters requiring shareholder approval as if the Class A shares and common shares were one class.

      The principal business of the Corporation is to operate a 440 million square feet (“MMSF”) per year oriented strand board (“OSB”) plant in Barwick, Ontario, Canada. The Corporation is prohibited from engaging in any other business activity by the terms of agreements among the shareholders,

      Under the terms of a Stock Purchase Agreement, each shareholder contributed its equity contributions to the Corporation at the times specified. Under the terms of the Shareholders’ Agreement, additional capital, if needed, may be called for, but no shareholder can be required to contribute. No additional contributions have been called for.

      The Shareholders’ Agreement provides that neither Boise nor Abitibi are permitted to transfer their shares, other than to an affiliate, prior to the fifth anniversary of the closing date except with approval of shareholders holding 85% of the outstanding shares. It also provides that holders of the Class A shares may transfer shares, other than to a competitor engaged in the manufacture of wood products, at any time, without the consent of any party. Additionally, it provides that holders of the Class A shares may transfer shares to a competitor, at any time, with the approval of shareholders holding 85% of the outstanding shares. Any transfer by Abitibi or a holder of Class A shares shall be subject to Boise’s right of first offer. After the fifth anniversary of the closing date, and if certain conditions are met, the holders of Class A shares may exercise a Put Right that will initiate an appraisal process to sell their shares to the Corporation at the then fair market value. Boise may exercise a Call Right to purchase shares available pursuant to the Put Right. The fifth anniversary date was reached October 12, 2000. As at December 31, 2003, these rights had not been exercised. Following the eighth anniversary of the closing date, Boise may purchase all Class A shares at fair market value. The eighth anniversary date was reached October 12, 2003. As at December 31, 2003, these rights had not been exercised. The Shareholders’ Agreement also defines other liquidation rights of equity holders, and other standard terms and conditions.

      Boise manages the business and affairs of the Corporation pursuant to the Operating and Marketing Agreement, subject to limitations imposed by the Shareholders’ Agreement. Certain

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION AND PURPOSE — (Continued)

matters, as defined in the Shareholders’ Agreement, require shareholder approval. Under the terms of the Operating and Marketing Agreement, Boise will provide to the Corporation all engineering, financial, accounting, legal, and general management services necessary to operate the plant and will market all products produced by the plant. Product sales prices to both unaffiliated customers and to related parties will be based on then prevailing market prices. The term of this agreement is through December 31, 2020, subject to early termination if Boise were to liquidate its interest in the Corporation. The marketing services include provisions for a sales force and offices, marketing and sales plans, sales entry and billing, invoicing, collection, customer selection and credit, customer service, and claims services.

      Under the terms of a Wood Supply Service Agreement, Abitibi will exercise the rights of the Corporation under various wood procurement agreements and will acquire wood from private lands. Abitibi will pay all costs incurred by it in performing the agreement including all Crown charges, stumpage payments to private landowners, logging and hauling costs, and all other expenses incurred in delivering. Abitibi will be compensated for its costs. The initial term of this agreement ends December 31, 2005, and is renewable year to year thereafter.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION. These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and are not intended to provide certain disclosures which would be found in U.S. GAAP financial statements. These measurement differences are described in note 13 “Differences between Canadian and United States generally accepted accounting principles.”

      USE OF ESTIMATES. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Actual results may vary from those estimates.

      FOREIGN CURRENCY TRANSLATION. Monetary assets and liabilities that are denominated in U.S. dollars are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses that are denominated in US. dollars are translated into Canadian dollars at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in the Statements of Earnings (Loss) under the caption “Foreign exchange gain (loss).”

      FINANCIAL INSTRUMENTS. The estimated fair values of financial instruments including cash, receivables, accounts payable and accrued liabilities, income taxes payable, current portion of long-term debt and other long-term liabilities are approximately the same as their carrying values. The preferred Class A shares are recorded at fair value as at the end of the reporting period. The change in the fair value of the preferred Class A shares between reporting periods is recorded in the “Statements of Earnings (Loss).”

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

      REVENUE RECOGNITION. Revenue is recognized when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, title transfers, and risk of loss has passed to the customer.

      INVENTORY. The Corporation values inventory at the lower of cost or market with cost based on average costing. Manufactured inventories include costs for materials, labor, and factory overhead.

      PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. No interest was capitalized in 2003 or 2002. Depreciation is determined using the straight-line method. Gains and losses from sales and retirements are included in income as they occur. Estimated service lives of principal items of property, plant and equipment are 40 years for buildings and range from 3 to 20 years for machinery and equipment.

      OTHER ASSETS. At December 31, 2003, other assets consisted of deposits. At December 31, 2002, other assets consisted primarily of deposits and financing costs incurred by the Corporation. Financing costs were amortized on a straight-line basis over the term of the loan.

      INCOME TAXES. The Corporation uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized in its entirety.

3. INVENTORY

	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian
	dollars)
Finished goods and work in process	$924	$691
Logs	1,631	2,669
Other raw materials and supplies	2,611	2,865

	$5,166	$6,225

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

4. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2003

		Accumulated
	Cost	Depreciation	Net

	(expressed in thousands of
	Canadian dollars)
Land	$587	$—	$587
Buildings and improvements	33,058	7,222	25,836
Machinery and equipment	138,898	65,284	73,614

	$172,543	$72,506	$100,037

	December 31, 2002

		Accumulated
	Cost	Depreciation	Net

	(expressed in thousands of
	Canadian dollars)
Land	$587	$—	$587
Buildings and improvements	32,801	5,982	26,819
Machinery and equipment	138,356	54,745	83,611

	$171,744	$60,727	$111,017

5. OTHER ASSETS

	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Deferred financing costs	$3,396	$—
Accumulated amortization	(3,019)	—

	377	—
Deposits	1,377	1,208

	$1,754	$1,208

6. LONG-TERM DEBT

      In October 1995, the Corporation entered into a variable rate lending commitment which included a non-revolving progress draw term credit facility (“Credit B”), of up to US$65,000,000, denominated in U.S. dollars. The Credit B facility provided funds for construction. Interest rate options available to the Corporation included rates based on the London Interbank Offering Rate, or the U.S. Base Rate. At December 31, 2002, $8,176,000 (US$5,200,000) of borrowings were outstanding with a variable interest rate of 3.17%. Full and final payment of the Credit B facility was made in May, 2003.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

7. PREFERRED CLASS A SHARES

      On October 12, 1995, the Corporation authorized 19,000,000 preferred Class A shares, US$1.00 par value. At December 31, 2003 and 2002, 10,000,000 Class A shares to Northwestern, and 9,000,000 Class A shares to Allstate were outstanding. After the fifth anniversary of the closing date, and if certain conditions are met, the holders of Class A shares may exercise a Put Right that will initiate an appraisal process to sell their shares to the Corporation at the then fair market value. The fair market value was $80,869,000 and $64,619,000 at December 31,2003 and 2002, and was determined based on the Class A shareholders’ portion of an estimated U.S. dollar purchase price translated at the applicable current exchange rate. Boise may exercise a Call Right to purchase shares available pursuant to the Put Right. The fifth anniversary date was reached October 12, 2000. As at December 31, 2003, these rights had not been exercised. Following the eighth anniversary of the closing date, Boise may purchase all Class A shares at fair market value. The eighth anniversary date was reached October 12, 2003. As at December 31, 2003, these rights had not been exercised.

      Dividends will be paid on a semiannual basis by the Corporation, unless otherwise agreed. The Class A shares will be entitled to a 12% per annum dividend, preference over the common shares in dividend payments, and unpaid Class A share dividends will compound semi-annually. No dividends have been paid through December 31, 2003. At December 31, 2003 and 2002, the cumulative Class A dividend in arrears was $33,792,000 (US$25,753,000) and $32,752,000 (US$20,830,000). Class A shares may participate in additional dividend distributions if certain conditions are met. The policy of the Corporation is to distribute all available cash not required for other purposes.

8. COMMON STOCK

	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Authorized
40,500,000 common voting shares, US$1.00 par value
Issued
40,500,000 common voting shares	$55,419	$55,419

      Dividends will be paid on a semiannual basis by the Corporation, unless otherwise agreed. The Class A shares will be entitled to preference over the common shares in dividend payments. No dividends have been paid through December 31, 2003.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

9. INCOME TAXES

      The overall income tax provision differs from the amount that would be obtained by applying the combined statutory income tax rate to earnings as a result of manufacturing and processing credit, large corporation taxes, and changes in tax rates as follows:

	Year Ended
	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Earnings (loss) before income taxes	$(5,957)	$21,033
Combined federal and provincial income tax rate	38.6%	36.6%

Income tax expense based on statutory income tax rate	2,299	(7,698)
Permanent difference from unrealized increases in the fair value of preferred Class A shares	(2,593)	(5,948)
Manufacturing and processing credit	42	1,298
Large corporation tax	(756)	204
Change in tax rate	(788)	(1,591)
Other	(12)	(299)

	$(1,808)	$(14,034)

      Future income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. The components of the net future income tax liability in the Balance Sheets are as follows:

	Year Ended
	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Non-capital loss carry forwards	$(2,624)	$—
Capital loss carry forwards	(2,364)	(4,462)
Unrealized foreign exchange loss on long-term debt	(1,210)	—
Excess of carrying value of property, plant and equipment and other assets over tax values	17,923	19,006
Other temporary differences	(1,578)	(1,795)
Valuation allowance	3,391	3,720

	$13,538	$16,469

      At December 31, 2003, the Corporation had $1,751,000 of Ontario corporation minimum tax credits which expire in 2006 through 2011.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

10. RELATED PARTY TRANSACTIONS

      Pursuant to the Operating and Marketing Agreement, Boise is entitled to reimbursement for certain materials and services provided during construction and operation of the facility and will receive an annual fee escalating at 3% per year. Boise will also receive a commission equaling 4% of the net selling price on sales for which Boise acts as agent. See the table below.

      Under the terms of the Wood Supply Services Agreement, the Corporation will pay to Abitibi all costs incurred by it in performing the agreement plus a management fee of $500,000 per year beginning at the start of operations. In addition, if renewal charges for hardwood exceed the amount covered by Crown charges, the Corporation will pay a proportionate share of these charges. See the table below.

      Boise and Abitibi have received reimbursement for the following operating, development, and other costs:

	Year Ended
	December 31

	2002	2003

	(expressed in
	thousands of
	Canadian dollars)
Paid to Boise:
Management fees	$1,746	$1,601
Sales commissions	3,386	5,163
Freight	14,368	14,261

	$19,500	$21,025

Paid to Abitibi:
Management fees	$590	$607
Wood purchases	28,818	31,126

	$29,408	$31,733

Sales to Boise	$60,454	$95,231

Receivables from affiliated company Boise	$6,005	$7,034

Accounts payable and accrued liabilities to affiliated companies:
Abitibi	$2,123	$3,578
Boise	441	554

	$2,564	$4,132

      These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

11. MAJOR CUSTOMERS

      A substantial portion of the net sales of the Corporation are made to a limited number of customers. During the years ended December 31, 2003 and 2002, two such customers accounted for 79% and 75% of sales, respectively. Substantially all of the Corporation’s sales to related parties and to unaffiliated customers were into the United States.

12. CONTINGENCIES

      The Corporation is involved in litigation and administrative proceedings primarily arising in the normal course of Corporation business. In the opinion of management, the Corporation’s recovery, if any, or liability, if any, under any pending litigation or administrative proceeding would not materially affect the Corporation’s financial condition or results of operations.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The Corporation’s financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Corporation, are in conformity in all material respects with U.S. GAAP, with the following exceptions:

          Reconciliation of Canadian and U.S. GAAP

      Under U.S. GAAP, future income tax assets and liabilities are revalued for enacted changes in tax rates. Under Canadian GAAP, future income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

      Under US. GAAP, changes in the fair value of redeemable securities are treated in the same manner as a dividend and are charged against retained earnings, or in the absence of retained earnings, as charges against paid-in capital. Under Canadian GAAP, changes in the fair value of redeemable securities are charged to income.

      The following information is presented in accordance with U.S. GAAP, reflecting these adjustments.

      Effect on net earnings (loss):

	Year Ended
	December 31

	2002	2003

Net earnings (loss) under Canadian GAAP	$(7,765)	$6,999
Adjustments:
Unrealized increases in the fair value of preferred Class A shares	6,719	16,250
Future income taxes	(86)	1,102

Net earnings (loss) under U.S. GAAP	$(1,132)	$24,351

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING       PRINCIPLES — (Continued)

      Effect on balance sheets:

	December 31

	2002	2003

Total liabilities under Canadian GAAP	$92,259	$113,340
Adjustment:
Future income taxes	1,102	—

Total liabilities under U.S. GAAP	$93,361	$113,340

Total shareholders’ equity under Canadian GAAP	$38,143	$45,142
Adjustment:
Total shareholders’ equity adjustments	(1,102)	—

Total shareholders’ equity under U.S. GAAP	$37,041	$45,142

Recent Pronouncements

      In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of Interpretation No. 45 became effective for periods ending after December 15, 2002. The recognition and measurement provisions of Interpretation No. 45 became effective January 1, 2003. This statement had no impact on the Corporation’s financial position or results of operations.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued a revised Interpretation No. 46. This interpretation, as revised, requires that an enterprise’s consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. This statement had no impact on the Corporation’s financial position or results of operations.

      Effective January 1, 2003, the Corporation adopted the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations, which affects the way landfill closure costs are accounted for. This statement requires an asset and a liability (discounted) be recorded for estimated closure and closed-site monitoring costs and the asset to be depreciated over the landfill’s useful life. This statement had no impact on the Corporation’s financial position or results of operations.

      Effective January 1, 2003, the Corporation adopted the provisions of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to the date of an entity’s commitment to an exit plan. It also establishes that fair value is the objective for initial measurement of the liability. This statement had no impact on the Corporation’s financial position or results of operations.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

YEARS ENDED DECEMBER 31, 2003 AND 2002

14. SUBSEQUENT EVENT

      On April 15, 2004, the Corporation’s shareholders announced that they had reached an agreement with Ainsworth Lumber Co. Ltd. for its purchase of the Corporation for approximately US$193,000,000, plus as much as US$10,000,000 more based on OSB prices between closing the transaction and December 31,2004. The transaction is expected to close in second quarter 2004.

VOYAGEUR PANEL LIMITED

BALANCE SHEETS

(Unaudited)

	March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
ASSETS
Current
Cash	$4,958	$49,469
Receivables
Affiliated company (note 10)	5,793	12,114
Other	380	918
Inventory (note 3)	6,891	8,820
Prepaid expenses	29	274

	18,051	71,595

Property, plant and equipment (note 4)	108,078	98,542
Other assets (note 5)	1,500	1,205

	$127,629	$171,342

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities
Trade	$2,008	$3,054
Affiliated companies (note 10)	4,716	5,408
Income taxes payable	—	6,691
Current portion of long-term debt (note 6)	3,822	—

	10,546	15,153

Other
Future income taxes (note 9)	13,802	16,016
Other long-term liabilities	22	33

	13,824	16,049

Preferred Class A shares (note 7)	61,384	82,885

Shareholders’ equity
Common stock (note 8)	55,419	55,419
Retained earnings (deficit)	(13,544)	1,836

	41,875	57,255

Contingencies (note 12)
Subsequent event (note 14)
	$127,629	$171,342

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

STATEMENTS OF EARNINGS

(Unaudited)

	Three Months
	Ended March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Revenues
Sales
Trade	$8,741	$2,705
Related party (note 10)	17,584	45,137

	26,325	47,842

Costs and expenses
Operating expenses	20,648	20,845
Sales commissions (note 10)	900	1,792
Management fees (note 10)	424	382
Depreciation and amortization	3,133	2,950

	25,105	25,969

Earnings from operations	1,220	21,873

Interest income	19	66
Interest expense	(79)	(6)
Foreign exchange loss	(330)	(373)
Unrealized (increase) decrease in the fair value of preferred Class A shares	3,235	(2,016)

	2,845	(2,329)

Earnings before income taxes	4,065	19,544
Income taxes (note 9)
Current	(69)	(7,883)
Future	(264)	452

	(333)	(7,431)

Net earnings	$3,732	$12,113

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)
(expressed in thousands of Canadian dollars)

	Three Months Ended March 31, 2004

	December 31	Net	March 31
	2003	Earnings	2004

Common stock
Boise Cascade Corporation	$38,314	$—	$38,314
Rainy River OSB Holdings Inc.	17,105	—	17,105

	55,419	—	55,419

Retained earnings (deficit)	(10,277)	12,113	1,836

Balance at end of the period	$45,142	$12,113	$57,255

	Three Months Ended March 31, 2003

	December 31	Net	March 31
	2002	Earnings	2003

Common stock
Boise Cascade Corporation	$38,314	$—	$38,314
Rainy River OSB Holdings Inc.	17,105	—	17,105

	55,419	—	55,419

Deficit	(17,276)	3,732	(13,544)

Balance at end of the period	$38,143	$3,732	$41,875

See accompanying notes to financial statements.

VOYAGEUR PANEL LIMITED

STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months
	Ended March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Cash provided by (used for) operations
Net earnings	$3,732	$12,113
Items in net earnings not using (providing) cash
Depreciation	2,944	2,950
Amortization of deferred financing costs	189	—
Future income taxes	264	(452)
Unrealized foreign exchange gain	(266)	—
Unrealized increase (decrease) in fair value of preferred Class A shares	(3,235)	2,016
Receivables	149	(5,022)
Inventory	(1,725)	(2,595)
Accounts payable and accrued liabilities	820	461
Income taxes payable	—	(1,285)
Other	47	(250)

Cash provided by operations	2,919	7,936

Cash provided by (used for) investment
Expenditures for property, plant and equipment	(5)	(1,456)

Cash used for investment	(5)	(1,456)

Cash provided by (used for) financing
Payments of long-term debt	(3,884)	—

Cash used for financing	(3,884)	—

Effect of exchange rate changes on cash	(204)	—

Increase (decrease) in cash	(1,174)	6,480
Cash, beginning of period	6,132	42,989

Cash, end of period	$4,958	$49,469

Supplementary Information
Income taxes paid, net	$(950)	$9,166
Interest paid	77	—

See accompanying notes to financial statements

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

1. ORGANIZATION AND PURPOSE

      Voyageur Panel Limited (the “Corporation”), doing business in the province of Ontario, Canada, was formed October 12, 1995, pursuant to the Unanimous Shareholders’ Agreement (“Shareholders’ Agreement”) between Boise Cascade Corporation (“Boise”), Rainy River Forest Products Inc. (“Rainy”), Rainy River OSB Holdings Inc. (“Rainy Sub”), a wholly owned subsidiary of Rainy, the Northwestern Mutual Life Insurance Company (“Northwestern”), and Allstate Insurance Company (“Allstate”). Boise and Rainy Sub hold common shares; Northwestern and Allstate hold preferred shares (“Class A shares”) (see note 7). In November 1995, Rainy amalgamated with Stone-Consolidated Corporation and the new company, also named Stone-Consolidated Corporation (“Stone”), succeeded to Rainy’s interest in Rainy Sub and to Rainy’s contractual rights and obligations. On May 30, 1997, Stone and Abitibi-Price Inc. amalgamated and the new company, named Abitibi-Consolidated, Inc., succeeded to Stone’s contractual rights and obligations. Effective January 1, 2004, Rainy Sub was liquidated and its assets and liabilities transferred to its parent, Abitibi-Consolidated Company of Canada (“Abitibi”). The share certificates in the name of Rainy Sub have been cancelled and a new certificate for the same number of shares has been issued by Voyageur to Abitibi. Each shareholder is entitled to vote the total number of shares held by the shareholder on all matters requiring shareholder approval as if the Class A shares and common shares were one class.

      The principal business of the Corporation is to operate a 440 million square feet (“MMSF”) per year oriented strand board (“OSB”) plant in Barwick, Ontario, Canada. The Corporation is prohibited from engaging in any other business activity by the terms of agreements among the shareholders.

      Under the terms of a Stock Purchase Agreement, each shareholder contributed its equity contributions to the Corporation at the times specified. Under the terms of the Shareholders’ Agreement, additional capital, if needed, may be called for, but no shareholder can be required to contribute. No additional contributions have been called for.

      The Shareholders’ Agreement provides that neither Boise nor Abitibi are permitted to transfer their shares, other than to an affiliate, prior to the fifth anniversary of the closing date except with approval of shareholders holding 85% of the outstanding shares. It also provides that holders of the Class A shares may transfer shares, other than to a competitor engaged in the manufacture of wood products, at any time, without the consent of any party. Additionally, it provides that holders of the Class A shares may transfer shares to a competitor, at any time, with the approval of shareholders holding 85% of the outstanding shares. Any transfer by Abitibi or a holder of Class A shares shall be subject to Boise’s right of first offer. After the fifth anniversary of the closing date, and if certain conditions are met, the holders of Class A shares may exercise a Put Right that will initiate an appraisal process to sell their shares to the Corporation at the then fair market value. Boise may exercise a Call Right to purchase shares available pursuant to the Put Right. The fifth anniversary date was reached October 12, 2000. As at March 31, 2004, these rights had not been exercised. Following the eighth anniversary of the closing date, Boise may purchase all Class A shares at fair market value. The eighth anniversary date was reached October 12, 2003. As at March 31, 2004, these rights had not been exercised. The Shareholders’ Agreement also defines other liquidation rights of equity holders, and other standard terms and conditions.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

1. ORGANIZATION AND PURPOSE — (Continued)

      Boise manages the business and affairs of the Corporation pursuant to the Operating and Marketing Agreement, subject to limitations imposed by the Shareholders’ Agreement. Certain matters, as defined in the Shareholders’ Agreement, require shareholder approval. Under the terms of the Operating and Marketing Agreement, Boise will provide to the Corporation all engineering, financial, accounting, legal, and general management services necessary to operate the plant and will market all products produced by the plant. Product sales prices to both unaffiliated customers and to related parties will be based on then prevailing market prices. The term of this agreement is through December 31, 2020, subject to early termination if Boise were to liquidate its interest in the Corporation. The marketing services include provisions for a sales force and offices, marketing and sales plans, sales entry and billing, invoicing, collection, customer selection and credit, customer service, and claims services.

      Under the terms of a Wood Supply Service Agreement, Abitibi will exercise the rights of the Corporation under various wood procurement agreements and will acquire wood from private lands. Abitibi will pay all costs incurred by it in performing the agreement including all Crown charges, stumpage payments to private landowners, logging and hauling costs, and all other expenses incurred in delivering. Abitibi will be compensated for its costs. The initial term of this agreement ends December 31, 2005, and is renewable year to year thereafter.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION. These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and are not intended to provide certain disclosures which would be found in U.S. GAAP financial statements. These measurement differences are described in note 13 “Differences between Canadian and United States generally accepted accounting principles.”

      USE OF ESTIMATES. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Actual results may vary from those estimates.

      FOREIGN CURRENCY TRANSLATION. Monetary assets and liabilities that are denominated in U.S. dollars are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses that are denominated in U.S. dollars are translated into Canadian dollars at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in the Statements of Earnings under the caption “Foreign exchange loss.”

      FINANCIAL INSTRUMENTS. The estimated fair values of financial instruments including cash, receivables, accounts payable and accrued liabilities, income taxes payable, current portion of long-term debt and other long-term liabilities are approximately the same as their carrying values. The preferred Class A shares are recorded at fair value as at the end of the reporting

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

period. The change in the fair value of the preferred Class A shares between reporting periods is recorded in the “Statements of Earnings.”

      REVENUE RECOGNITION. Revenue is recognized when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, title transfers, and risk of loss has passed to the customer.

      INVENTORY. The Corporation values inventory at the lower of cost or market with cost based on average costing. Manufactured inventories include costs for materials, labor, and factory overhead.

      PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is recorded at cost. Cost includes expenditures for major improvements and replacements and the net amount of interest cost associated with significant capital additions. No interest was capitalized in 2004 or 2003. Depreciation is determined using the straight-line method. Gains and losses from sales and retirements are included in income as they occur. Estimated service lives of principal items of property, plant and equipment are 40 years for buildings and range from 3 to 20 years for machinery and equipment.

      OTHER ASSETS. At March 31, 2004,other assets consisted of deposits. At March 31, 2003, other assets consisted of deposits and financing costs incurred by the Corporation. Financing costs were amortized on a straight-line basis over the term of the loan.

      INCOME TAXES. The Corporation uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized in its entirety.

3. INVENTORY

	March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Finished goods and work in process	$938	$1,394
Logs	3,329	4,312
Other raw materials and supplies	2,624	3,114

	$6,891	$8,820

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

4. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2004

		Accumulated
	Cost	Depreciation	Net

	(expressed in thousands of
	Canadian dollars)
Land	$587	$—	$587
Buildings and improvements	33,058	7,538	25,520
Machinery and equipment	140,327	67,892	72,435

	$173,972	$75,430	$98,542

	March 31, 2003

		Accumulated
	Cost	Depreciation	Net

	(expressed in thousands of
	Canadian dollars)
Land	$587	$—	$587
Buildings and improvements	32,801	6,292	26,509
Machinery and equipment	138.361	57,379	80,982

	$171,749	$63,671	$108,078

5. OTHER ASSETS

	March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Deferred financing costs	$3,396	$—
Accumulated amortization	(3,208)	—

	188	—
Deposits	1,312	1,205

	$1,500	$1,205

6. LONG-TERM DEBT

      In October 1995, the Corporation entered into a variable rate lending commitment which included a nonrevolving progress draw term credit facility (Credit B), up to US$65,000,000, denominated in U.S. dollars. The Credit B facility provided funds for construction. Interest rate options available to the Corporation included rates based on the London Interbank Offering Rate, or the U.S. Base Rate. At March 31, 2003, $3,822,000 (US$2,600,000) of borrowings were outstanding with a variable interest rate of 3.17%. Full and final payment of the Credit B facility was made in May, 2003.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

7. PREFERRED CLASS A SHARES

      On October 12, 1995, the Corporation authorized 19,000,000 preferred Class A shares, US$1.00 par value. At March 31, 2004 and 2003, 10,000,000 Class A shares to Northwestern, and 9,000,000 Class A shares to Allstate were outstanding. After the fifth anniversary of the closing date, and if certain conditions are met, the holders of Class A shares may exercise a Put Right that will initiate an appraisal process to sell their shares to the Corporation at the then fair market value. The fair market value was $82,885,000 and $61,384,000 at March 31, 2004 and 2003, and was determined based on the Class A shareholders’ portion of an estimated U.S. dollar purchase price translated at the applicable current exchange rate. Boise may exercise a Call Right to purchase shares available pursuant to the Put Right. The fifth anniversary date was reached October 12, 2000. As at March 31, 2004, these rights had not been exercised. Following the eighth anniversary of the closing date, Boise may purchase all Class A shares at fair market value. The eighth anniversary date was reached October 12, 2003. As at March 31, 2004, these rights had not been exercised.

      Dividends will be paid on a semiannual basis by the Corporation, unless otherwise agreed. The Class A shares will be entitled to a 12% per annum dividend, preference over the common shares in dividend payments, and unpaid Class A share dividends will compound semi-annually. No dividends have been paid through March 31, 2004. At March 31, 2004 and 2003, the cumulative Class A dividend in arrears was $35,526,000 (US$27,096,000) and $32,375,000 (US$22,025,000). Class A shares may participate in additional dividend distributions if certain conditions are met. The policy of the Corporation is to distribute all available cash not required for other purposes.

8. COMMON STOCK

	March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Authorized
40,500,000 common voting shares, US$1.00 par value
Issued
40,500,000 common voting shares	$55,419	$55,419

      Dividends will be paid on a semiannual basis by the Corporation, unless otherwise agreed. The Class A shares will be entitled to preference over the common shares in dividend payments. No dividends have been paid through March 31, 2004.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

9. INCOME TAXES

      The overall income tax provision differs from the amount that would be obtained by applying the combined statutory income tax rate to earnings as a result of manufacturing and processing credit, large corporation taxes, and changes in tax rates as follows:

	Three Months
	Ended March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Earnings before income taxes	$4,065	$19,544
Combined federal and provincial income tax rate	36.62%	36.12%

Income tax expense based on statutory income tax rate	(1,489)	(7,059)
Permanent difference from unrealized (increase) decrease in the fair value of preferred Class A shares	1,185	(728)
Manufacturing and processing credit	29	431
Large corporation tax	(69)	(69)
Change in tax rate	11	—
Other	—	(6)

	$(333)	$(7,431)

      Future income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. The components of the net future income tax liability in the Balance Sheets are as follows:

	Three Months
	Ended March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Non-capital loss carry forwards	$(1,986)	$—
Capital loss carry forwards	(2,364)	(4,462)
Unrealized foreign exchange loss on long-term debt	(1,210)	—
Excess of carrying value of property, plant and equipment and other assets over tax values	17,548	18,555
Other temporary differences	(1,577)	(1,797)
Valuation allowance	3,391	3,720

	$13,802	$16,016

      At March 31, 2004, the Corporation had $1,751,000 of Ontario corporation minimum tax credits which expire in 2006 through 2011.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

10. RELATED PARTY TRANSACTIONS

      Pursuant to the Operating and Marketing Agreement, Boise is entitled to reimbursement for certain materials and services provided during construction and operation of the facility and will receive an annual fee escalating at 3% per year. Boise shall also receive a commission equaling 4% of the net selling price on sales for which Boise acts as agent. See the table below.

      Under the terms of the Wood Supply Services Agreement, the Corporation will pay to Abitibi all costs incurred by it in performing the agreement plus a management fee of $500,000 per year beginning at the start of operations. In addition, if renewal charges for hardwood exceed the amount covered by Crown charges, the Corporation will pay a proportionate share of these charges. See the table below.

      Boise and Abitibi have received reimbursement for the following operating, development, and other costs:

	Three Months
	Ended March 31

	2003	2004

	(expressed in
	thousands of
	Canadian dollars)
Paid to Boise:
Management fees	$424	$382
Sales Commissions	900	1,792
Freight	3,709	3,075

	$5,033	$5,249

Paid to Abitibi:
Management fees	$149	$154
Wood purchases	8,578	9,413

	$8,727	$9,567

Sales to Boise	17,584	$45,137

Receivables from affiliated company:
Boise	$5,793	$12,114

Accounts payable and accrued liabilities to affiliated companies:
Abitibi	$2,995	$3,540
Boise	1,721	1,868

	$4,716	$5,408

      These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

11. MAJOR CUSTOMERS

      A substantial portion of the net sales of the Corporation are made to a limited number of customers. During the three months ended March 31, 2004 and 2003, two such customers accounted for 94% and 67% of sales. Substantially all of the Corporation’s sales to related parties and to unaffiliated customers were into the United States.

12. CONTINGENCIES

      The Corporation is involved in litigation and administrative proceedings primarily arising in the normal course of Corporation business. In the opinion of management, the Corporation’s recovery, if any, or liability, if any, under any pending litigation or administrative proceeding would not materially affect the Corporation’s financial condition or results of operations.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The Corporation’s financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Corporation, are in conformity in all material respects with U.S. GAAP, with the following exceptions:

          Reconciliation of Canadian and U.S. GAAP

      Under U.S. GAAP, future income tax assets and liabilities are revalued for enacted changes in tax rates. Under Canadian GAAP, future income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

      Under U.S. GAAP, changes in the fair value of redeemable securities are treated in the same manner as a dividend and are charged against retained earnings, or in the absence of retained earnings, as charges against paid-in capital. Under Canadian GAAP, changes in the fair value of redeemable securities are charged to income.

      The following information is presented in accordance with U.S. GAAP, reflecting these adjustments.

	Three Months
	Ended March 31

Effect on net earnings:	2003	2004

Net earnings under Canadian GAAP	$3,732	$12,113
Adjustments:
Unrealized increase (decrease) in the fair value of preferred Class A shares	(3,235)	2,016
Future income taxes	(11)	—

Net earnings under U.S. GAAP	$486	$14,129

VOYAGEUR PANEL LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(Unaudited)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING       PRINCIPLES — (Continued)

	March 31

Effect on balance sheets:	2003	2004

Total liabilities under Canadian GAAP	$85,754	$114,087
Adjustment:
Future income taxes	1,113	—

Total liabilities under U.S. GAAP	$86,867	$114,087

Total shareholders’ equity under Canadian GAAP	$41,875	$57,255
Adjustment:
Total shareholders’ equity adjustments	(1,113)	—

Total shareholders’ equity under U.S. GAAP	$40,762	$57,255

14. SUBSEQUENT EVENT

      On April 15, 2004, the Corporation’s shareholders announced that they had reached an agreement with Ainsworth Lumber Co. Ltd. for its purchase of the Corporation for approximately US$193,000,000, plus as much as US$10,000,000 more based on OSB prices between closing the transaction and December 31, 2004. The transaction is expected to close in second quarter 2004.

Independent Auditors’ Report

The Board of Directors

Potlatch Corporation:

      We have audited the balance sheets of the Oriented Strand Board Manufacturing Facilities (“the Business”) of Potlatch Corporation (“the Parent”) as of December 31, 2003 and 2002, and the related statements of operations, parent’s equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Parent’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Business as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

September 10, 2004
Portland, Oregon

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Balance Sheets

December 31, 2003 and 2002

(Expressed in US Dollars in thousands)

	2003	2002

Assets
Current assets:
Cash	$1	$1
Receivables, net of allowance for doubtful accounts of $150 and $150	14,295	9,412
Inventories (note 2)	19,327	16,880
Prepaid expenses	183	155

Total current assets	33,806	26,448
Land	981	981
Plant and equipment, net (note 3)	139,378	151,688
Timber permit deposits and roads (note 4)	2,417	3,371
Pension assets (note 7)	20,708	17,474
Other assets	197	105

	$197,487	$200,067

Liabilities and Parent’s Equity
Current liabilities:
Accounts payable and accrued liabilities (note 6)	$13,608	$16,431
Future income taxes (note 5)	27,383	24,274
Retiree medical liability (note 7)	14,825	13,650
Parent’s equity	141,671	145,712
Commitments and contingencies (note 9)

	$197,487	$200,067

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Statements of Operations

Years ended December 31, 2003, 2002, and 2001

(Expressed in US Dollars in thousands)

	2003	2002	2001

Net sales	$314,452	$187,460	$167,327
Costs and expenses:
Depreciation and amortization	15,872	17,464	16,744
Materials, labor, and other operating expenses	200,451	182,457	167,909
Selling, general, and administrative expenses	4,882	3,878	3,522

	221,205	203,799	188,175

Earnings (loss) before taxes on income	93,247	(16,339)	(20,848)
Provision (benefit) for taxes on income (note 5)	36,366	(6,372)	(8,131)

Net earnings (loss)	$56,881	$(9,967)	$(12,717)

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Statements of Parent’s Equity

Years ended December 31, 2003, 2002, and 2001

(Expressed in US Dollars in thousands)

Balance, December 31, 2000	$156,539
Net loss	(12,717)
Transfers from corporate, net	14,247

Balance, December 31, 2001	158,069
Net loss	(9,967)
Transfers to corporate, net	(2,390)

Balance, December 31, 2002	145,712
Net earnings	56,881
Transfers to corporate, net	(60,922)

Balance, December 31, 2003	$141,671

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Statements of Cash Flows

Years ended December 31, 2003, 2002, and 2001

(Expressed in US Dollars in thousands)

	2003	2002	2001

Cash flows from operating activities:
Net earnings (loss)	$56,881	$(9,967)	$(12,717)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	15,872	17,464	16,744
Employee benefit plans	(2,059)	(2,360)	(1,622)
Future income taxes	3,109	3,218	502
Decrease (increase) in receivables	(4,883)	126	(1,611)
Increase in inventories	(2,447)	(3,511)	(1,841)
Decrease (increase) in prepaids	(28)	99	(62)
Decrease (increase) in timber permit deposits	954	1,685	(1,136)
Increase (decrease) in accounts payable and accrued liabilities	(2,823)	(92)	86

Net cash provided by (used in) operating activities	64,576	6,662	(1,657)

Cash flows from investing activities:
Additions to plant and equipment	(3,665)	(4,378)	(13,882)
Other, net	(92)	13	(119)

Net cash used in investing activities	(3,757)	(4,365)	(14,001)

Cash flows from financing activities:
Transfers (to) from corporate, net	(60,819)	(2,297)	15,658

Net cash provided by (used in) financing activities	(60,819)	(2,297)	15,658

Change in cash	—	—	—
Balance at beginning of period	1	1	1

Balance at end of period	$1	$1	$1

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements

(US Dollars)
December 31, 2003 and 2002

(1) Summary of Principal Accounting Policies

(a)	Background and Basis of Presentation

      The accompanying financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the purpose of presenting the Oriented Strand Board (OSB) Manufacturing Facilities (the Business or Minnesota OSB Facilities) of Potlatch Corporation (Potlatch or the Parent) and the results of its operations, and its cash flows. The Minnesota OSB facilities are part of a proposed sale to Ainsworth Lumber Co. Ltd. (Ainsworth). The Minnesota OSB Facilities of Potlatch are located at Bemidji, Cook and Grand Rapids, Minnesota. These financial statements do not reflect any effects of the sale of the Business. Material measurement differences to accounting principles generally accepted in the United States of America are set out in Note 11.

      The proposed sale includes the capital assets, inventory and accounts receivable of the Business (certain assets), and the assumption of certain contracts directly associated with the operations (certain liabilities). The proposed sale does not include the transfer to the buyer of pension assets or liabilities, and retiree medical and income tax liabilities (though such assets and liabilities have been reflected in the accompanying financial statements). The Business has been managed as part of the Wood Products segment of Potlatch.

      Potlatch did not maintain the Business as a separate business unit, nor did management analyze the Business as a separate line of business, and external financial statements historically have not been prepared. The accompanying financial statements have been derived from the historical accounting records of Potlatch and the Minnesota OSB Facilities in order to present the balance sheets of the Business as of December 31, 2003 and 2002 and the results of operations, and cash flows for the years ended December 31, 2003, 2002, and 2001 solely for the purpose of filing with securities regulatory authorities. The historical operating results of the Business may not be indicative of its results in the future or what its results of operations, financial position and cash flows would have been had it been a stand-alone company.

      The statements of operations for the Business include allocations for certain costs from the parent level directly related to the operations of the Business: medical costs for hourly and salaried active and retired employees, hourly pension, worker’s compensation, general liability and property insurance, salaried payroll costs (payroll taxes, pension, and other payroll related costs), pro-rata share of corporate administration expense for accounting, purchasing, information systems, and research and development. In addition, the balance sheets include an allocation of pension assets and retiree medical liabilities. Such allocations were done based primarily upon the percentage of the Business’ headcount and payroll related matters as compared to overall headcount and payroll related matters of Potlatch on a consolidated basis. Management believes the methodologies applied for the allocation of these costs and assets and liabilities are reasonable. Interest expense incurred by the Parent has not been allocated to the Business.

      Significant changes could have occurred in the funding and operations of the Business, were it to operate as an independent stand-alone entity, including an increase in debt, which would have a significant impact on its financial position and results of operations.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(1) Summary of Principal Accounting Policies — (Continued)

(b)	Parent’s Equity

      Investments by and advances from Potlatch represents Potlatch’s interest in the recorded net assets of the Business. Potlatch uses a centralized approach to cash management and the financing of operations. As a result, none of Potlatch’s cash, cash equivalents, or direct indebtedness have been allocated to the Business in the financial statements. All transactions between the Business and Potlatch, including the allocation of corporate expenses, flow through the Parent’s equity account.

(c)	Inventories

      Inventories are stated at the lower of current average cost or net realizable value. The average cost method is used to determine cost of all inventories.

(d)	Properties

      Property, plant, and equipment are valued at cost less accumulated depreciation. Depreciation of buildings, equipment and other depreciable assets is determined using the straight-line method. Estimated useful lives range from 30 to 40 years for buildings and structures and 2 to 25 years for equipment.

      Timber permit deposits are for timber purchased under contracts where the Business does not own the underlying land. The cost of permit timber deposits is capitalized in timber accounts, and as timber is harvested and finished goods are sold, the costs are expensed.

      Major improvements and replacements of property, plant, and equipment are capitalized. Maintenance, repairs, and minor improvements and replacements are expensed as incurred. Upon retirement or other disposition, applicable cost and accumulated depreciation or amortization are removed from the accounts. Any gains or losses are included in earnings.

(e)	Long-Lived Assets

      Long-lived assets are accounted for in accordance with CICA 3063, Impairment of Long-Lived Assets and CICA 3475, Disposal of Long-Lived Assets and Discontinued Operations. These statements require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

(f)	Revenue and Revenue Recognition

      The Business recognizes revenue from product sales to customers when the product is shipped from the mills in accordance with sales arrangements. To determine net sales, discounts, returns, and allowances are deducted from gross sales. The net sales figure presented herein in the statements of operations includes sales to other segments of Potlatch. These intersegment sales totaled $0.2 million for each year presented.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(1) Summary of Principal Accounting Policies — (Continued)

      Freight costs are classified as cost of goods sold for all periods presented.

(g)	Income Taxes

      The Business is a division of Potlatch and, for the purposes of U.S. federal and state income taxes, is not directly subject to income taxes but is included in Potlatch’s consolidated income tax returns. For purposes of these financial statements, the Business’ provision (benefit) for U.S. income taxes has been determined on a separate return basis.

      Income taxes are accounted for under the asset and liability method. Income taxes payable are settled in the current period through transfers to (from) corporate in the parent’s equity account. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

(h)	Environment

      As part of Potlatch’s corporate policy, there is an ongoing process to monitor, report on and comply with environmental requirements. Based on this process, accruals for environmental liabilities are established. Management estimates environmental liabilities based on various assumptions and judgments, the specific nature of which varies in light of the particular facts and circumstances surrounding each potential environmental liability. These estimates typically reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation, and monitoring activities and the probable cost of these activities, and in some cases reflect assumptions and judgments as to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of the cost of these activities. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related liabilities are subject to substantial uncertainties. Management regularly monitors estimated exposure to environmental liabilities and, as additional information becomes known, the estimates may change significantly. The estimates of environmental liabilities do not reflect potential future recoveries from insurance carriers except to the extent that recovery may from time to time be deemed probable as a result of a carrier’s agreement to payment terms. In those instances in which the estimated exposure reflects actual or anticipated cost-sharing arrangements with third parties, management does not believe that there will be exposure to additional material liability as a result of nonperformance by such third parties. Currently, management is not aware of any material environmental liabilities and have accrued for only specific environmental remediation costs that have been determined are probable and reasonably estimable.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(1) Summary of Principal Accounting Policies — (Continued)

(i)	Recent Accounting Pronouncements

      CICA 3110, Asset Retirement Obligations, was adopted effective January 1, 2003. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, with the associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset. Adoption of this Statement did not have a material effect on the financial condition of the Business or results of operations of the Business.

(2) Inventories

	2003	2002

	(US Dollars
	in thousands)
Logs	$8,584	$8,055
Finished goods	3,778	2,304
Materials and supplies	6,965	6,521

	$19,327	$16,880

(3) Plant and Equipment

	2003	2002

	(US Dollars
	in thousands)
Land improvements	$11,076	$10,776
Buildings and structures	60,559	60,740
Machinery and equipment	264,275	266,272
Construction in progress	2,142	751

Subtotal	338,052	338,539
Less: accumulated depreciation and amortization	(198,674)	(186,851)

Plant and equipment, net	$139,378	$151,688

(4) Timber Permit Deposits and Roads

	2003	2002

	(US Dollars
	in thousands)
Timber permit deposits	$2,359	$3,294
Permit roads	58	77

Total	$2,417	$3,371

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(5) Taxes on Income

      The provision (benefit) for taxes on income is comprised of the following:

	2003	2002	2001

	(US Dollars in thousands)
Current	$33,257	$(9,590)	$(8,633)
Future	3,109	3,218	502

Provision (benefit) for taxes on income	$36,366	$(6,372)	$(8,131)

      The provision (benefit) for taxes on income differs from the amount computed by applying the statutory federal income tax rate of 35% to earnings before taxes on income due to the following:

	2003	2002	2001

	(US Dollars in thousands)
Computed “expected” tax provision (benefit)	$32,636	$(5,718)	$(7,297)
State and local taxes, net of federal income tax benefits	3,730	(654)	(834)

Provision (benefit) for taxes on income	$36,366	$(6,372)	$(8,131)

Effective tax rate	39.0%	39.0%	39.0%

      The tax effects of significant temporary differences creating future income tax assets and liabilities at December 31 were:

	2003	2002

	(US Dollars in
	thousands)
Plant and equipment	$25,089	$22,783
Pensions	8,076	6,815
Retiree medical	(5,782)	(5,324)

Net future income tax liability	$27,383	$24,274

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(6) Accounts Payable and Accrued Liabilities

	2003	2002

	(US Dollars in
	thousands)
Trade accounts payable	$3,782	$5,006
Accrued stumpage	1,692	1,863
Accrued wages and employee benefits	5,628	6,396
Accrued taxes, other than income taxes	804	876
Accrued freight	787	1,420
Accrued utilities	745	692
Other	170	178

	$13,608	$16,431

(7) Employee Benefit Plans

      Potlatch maintains defined benefit pension plans for its salaried and hourly employees. The benefits provided under the pension plans are funded by a master trust Potlatch has established for that purpose. Potlatch also provides benefits under a defined benefit retiree health care and life insurance plan to eligible salaried employees. Benefits provided under the health care and life insurance plan are currently funded by the general assets of Potlatch. The amounts presented in these financial statements under the balance sheet captions “Pension assets” and “Retiree medical liability” represent the estimated portions of Potlatch’s pension and retiree medical plans’ assets and liabilities that correspond to the employees of the Minnesota OSB Facilities being sold. The allocation of these amounts has been primarily based upon the percentage of the Business’ payroll costs as compared to the overall payroll costs of Potlatch on a consolidated basis. As stated previously in these footnotes, no transfer of pension assets or liabilities and no transfer of retiree medical liabilities will be made as a result of the proposed sale. Inclusion of pension assets and the retiree medical liability has been made for the purpose of presenting financial statements for the Minnesota OSB Facilities. The management of Potlatch determined that it was not practical to prepare detailed employee benefit plan footnote disclosures for the stand alone financial statements of the Business in a manner that would be consistent with the level of detail provided in the Parent’s consolidated financial statements.

      The Business had income of $669, $1,343 and $1,492 related to its employee benefit plans for the years ended December 31, 2003, 2002 and 2001, respectively.

(8) Disclosures about Fair Value of Financial Instruments and Concentration of Credit Risk

      The fair value of financial instruments, such as receivables, does not differ from the carrying value.

      The Business’ eight largest customers accounted for approximately 58%, 49% and 46% of combined net sales for 2003, 2002 and 2001, respectively.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(9) Commitments and Contingencies

      The Business has operating leases for a sales office and certain equipment in the mills and administration offices expiring at various dates through 2008.

      The following table includes a schedule of future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003. It also summarizes the contractual obligations of the Business as of December 31, 2003. Portions of the amounts shown are reflected in accounts payable:

		Payments due by period

		1	2-3	4-5	Over 5
	Total	Year	Years	Years	Years

		(US Dollars in thousands)
Operating leases	$2,014	$859	$1,149	$6	$—
Purchase obligations	21,363	8,640	8,740	3,888	95

Total	$23,377	$9,499	$9,889	$3,894	$95

      Total rent and lease expense was $0.3 million. $0.1 million and $0.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      In late January 2004, Potlatch voluntarily reported to the Minnesota Pollution Control Agency (MPCA) a potential air permit violation at the oriented strand board facility in Bemidji, Minnesota, relating to the nonoperation of equipment used to control nitrous oxide emissions from a wood-fired boiler for a period of approximately 29 months. Corrective action has been taken, and Potlatch is cooperating with the MPCA in its investigation. As the investigation is ongoing, Potlatch has not been advised as to what action the MPCA may take. Because Potlatch discovered the violation, corrected the situation and voluntarily reported it to the MPCA management does not believe any potential fine will be significant based on previous experience with the MPCA. The MPCA has not indicated any potential range for a possible fine. No amount has been accrued in these financial statements.

      The site environmental manager reported to management on August 6, 2004, that soil contamination appears to remain at the oriented strand board facility in Cook, Minnesota. This contamination appears to be in the area of the former primary slasher at the site, from an original discovery in 2000. Management is in the process of determining the remediation necessary for the situation and the related costs; accordingly, no amounts have been accrued.

      The hourly employees at the Grand Rapids OSB facility are covered under a collective bargaining agreement with the Paper, Allied-Industrial, Chemical and Energy Workers International Union. The current bargaining agreement is scheduled to expire on October 14, 2004.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(10) Related Party Transactions

          Purchases and Sales

      Until mid-2002 the Business purchased logs from Potlatch’s Resource segment. Since that time, the procurement function of the Resource segment has been part of the Business and, as such, intersegment purchases declined significantly as a result. For 2003, 2002 and 2001 intersegment purchases amounted to $0.2 million, $63.5 million and $87.6 million, respectively. Sales to other Potlatch segments for each of the years presented were $0.2 million. The purchases and sales are recorded as costs and revenues of the Business with a corresponding amount recorded in parent’s equity as transfers (to) from corporate, net, at their exchange amount which is the amount set by the related parties to the transactions.

(11) Reconciliation to U.S. GAAP

      These financial statements were prepared in conformity with accounting principles generally accepted in Canada. To conform the balance sheets to accounting principles generally accepted in the United States of America (U.S. GAAP), the following adjustments relating to minimum pension liabilities were made in US dollars in thousands:

	Canadian
	GAAP	Adjustment	U.S. GAAP

At December 31, 2003:
Pension assets	$20,708	$(2,626)	$18,082
Pension liabilities	—	3,387	3,387
Future income taxes	27,383	(2,345)	25,038
Parent’s equity	141,671	(3,668)	138,003
At December 31, 2002:
Pension assets	$17,474	$(1,762)	$15,712
Pension liabilities	—	4,471	4,471
Future income taxes	24,274	(2,431)	21,843
Parent’s equity	145,712	(3,802)	141,910

      Under U.S. GAAP, the Business would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset as an additional minimum pension liability, and an equal amount as an intangible asset. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
December 31, 2003 and 2002

(11) Reconciliation to U.S. GAAP — (Continued)

      Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. To conform the statements of operations to U.S. GAAP, amounts would have been recorded for other comprehensive income (loss) totaling $134 and $(3,802), net of tax, for the years ended December 31, 2003 and 2002, respectively.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Balance Sheets

June 30, 2004 and 2003

(US Dollars in thousands)
Unaudited

	2004	2003

Assets
Current assets:
Cash	$1	$1
Receivables, net of allowance for doubtful accounts of $150 and $150	18,902	11,232
Inventories (note 2)	24,834	17,412
Prepaid expenses	552	739

Total current assets	44,289	29,384
Land	981	981
Plant and equipment, at cost less accumulated depreciation of $206,123 and $194,166	134,175	145,469
Timber permit deposits and roads	1,928	1,781
Pension assets (note 5)	22,098	19,054
Other assets	214	120

	$203,685	$196,789

Liabilities and Parent’s Equity
Current liabilities:
Accounts payable and accrued liabilities (note 4)	$14,376	$15,623
Future income taxes	27,607	24,781
Retiree medical liability (note 5)	15,640	13,931
Parent’s equity	146,062	142,454
Commitments and contingencies (note 6)

	$203,685	$196,789

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Statements of Operations

Six months ended June 30, 2004 and 2003

(US Dollars in thousands)
Unaudited

	2004	2003

Net sales	$233,458	$114,734
Costs and expenses:
Depreciation and amortization	7,793	7,963
Materials, labor, and other operating expenses	106,965	99,516
Selling, general, and administrative expenses	2,833	2,266

	117,591	109,745

Earnings before taxes on income	115,867	4,989
Provision for taxes on income (note 3)	45,767	1,946

Net earnings	$70,100	$3,043

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Statements of Cash Flows

Six months ended June 30, 2004 and 2003

(US Dollars in thousands)
Unaudited

	2004	2003

Cash flows from operating activities:
Net earnings	$70,100	$3,043
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	7,793	7,963
Employee benefit plans	(575)	(1,299)
Future income taxes	224	507
Increase in receivables	(4,607)	(1,820)
Increase in inventories	(5,507)	(532)
Increase in prepaid expenses	(369)	(584)
Decrease in timber permit deposits	489	1,590
Increase (decrease) in accounts payable and accrued liabilities	768	(808)

Net cash provided by operating activities	68,316	8,060

Cash flows from investing activities:
Additions to plant and equipment	(2,581)	(1,713)
Other, net	(16)	(15)

Net cash used in investing activities	(2,597)	(1,728)

Cash flows from financing activities:
Transfers to corporate, net	(65,719)	(6,332)

Net cash used in financing activities	(65,719)	(6,332)

Change in cash	—	—
Balance at beginning of period	1	1

Balance at end of period	$1	$1

See accompanying notes to financial statements.

THE BUSINESS

(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements

(US Dollars)
June 30, 2004 and 2003
Unaudited

(1) Summary of Principal Accounting Policies

          (a) Background and Basis of Presentation

      The accompanying financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the purpose of presenting the Oriented Strand Board Manufacturing Facilities (the Business or Minnesota OSB Facilities) of Potlatch Corporation (Potlatch or the Parent) and the results of its operations, and its cash flows. The Minnesota OSB facilities are part of a proposed sale to Ainsworth Lumber Co. Ltd. (Ainsworth). The Minnesota OSB Facilities of Potlatch are located at Bemidji, Cook and Grand Rapids, Minnesota. These financial statements do not reflect any effects of the sale of the Business.

      The proposed sale includes the capital assets, inventory and accounts receivable of the Business (certain assets), and the assumption of certain contracts directly associated with the operations (certain liabilities). The proposed sale does not include the transfer to the buyer of pension assets or liabilities, and retiree medical and income tax liabilities (though such assets and liabilities have been reflected in the accompanying financial statements). The Business has been managed as part of the Wood Products segment of Potlatch.

      Potlatch did not maintain the Business as a separate business unit, nor did management analyze the Business as a separate line of business, and external financial statements historically have not been prepared. The accompanying financial statements have been derived from the historical accounting records of Potlatch and the Minnesota OSB Facilities in order to present the balance sheets of the Business as of June 30, 2004 and 2003 and the results of operations, and cash flows for the periods then ended solely for the purpose of filing with securities regulatory authorities. The historical operating results of the Business may not be indicative of its results in the future or what its results of operations, financial position and cash flows would have been had it been a stand-alone company.

      The statements of operations for the Business include allocations for certain costs from the parent level directly related to the operations of the Business: medical costs for hourly and salaried active and retired employees, hourly pension, worker’s compensation, general liability and property insurance, salaried payroll costs (payroll taxes, pension, and other payroll related costs), pro-rata share of corporate administration expense for accounting, purchasing, information systems, and research and development. In addition, the balance sheets include an allocation of pension assets and retiree medical liabilities. Management believes the methodologies applied for the allocation of these costs and assets and liabilities are reasonable. Interest expense incurred by the Parent has not been allocated to the Business.

      Significant changes could have occurred in the funding and operations of the Business were it to operate as an independent stand-along entity, including an increase in debt, which would have a significant impact on its financial position and results of operations.

      These interim unaudited financial statements do not include all disclosures required by generally accepted accounting principles for complete financial statements. Accordingly, the accompanying financial statements should be read in connection with the Business’ audited financial statements as of December 31, 2003 and 2002 and for each of the years in the three-

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
June 30, 2004 and 2003
Unaudited

(1) Summary of Principal Accounting Policies — (Continued)

year period then ended. The Business’ accounting policies are in accordance with accounting principles generally accepted in Canada. In management’s opinion, these unaudited interim financial statements include all adjustments necessary to present fairly such information. The results of operations for the interim period are not necessarily indicative of the results to be expected in future periods.

          (b) Parent’s Equity

      Investments by and advances from Potlatch represent Potlatch’s interest in the recorded net assets of the Business. Potlatch uses a centralized approach to cash management and the financing of operations. As a result, none of Potlatch’s cash, cash equivalents, or direct indebtedness has been allocated to the Business in the financial statements. All transactions between the Business and Potlatch, including the allocation of corporate expenses, flow through the Parent’s equity account.

(2) Inventories

	June 30,	June 30,
	2004	2003

	(US Dollars in
	thousands)
Logs	$13,452	$7,262
Finished goods	4,071	3,183
Materials and supplies	7,311	6,967

	$24,834	$17,412

(3) Taxes on Income

      Current and future income taxes were $45,543 and $224, respectively, for the six-month period ended June 30, 2004, and $1,439 and $507, respectively, for the six-month period ended June 30, 2003.

      The provision for taxes on income is computed by applying an estimated annual effective tax rate. This rate was 39.5% for the six months ended June 30, 2004, and 39% for the six months ended June 30, 2003.

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
June 30, 2004 and 2003
Unaudited

(4) Accounts Payable and Accrued Liabilities

	June 30,	June 30,
	2004	2003

	(US Dollars in
	thousands)
Trade accounts payable	$5,109	$5,550
Accrued stumpage	947	917
Accrued wages and employee benefits	5,849	5,812
Accrued taxes, other than income taxes	842	974
Accrued freight	782	1,467
Accrued utilities	784	677
Other	63	226

	$14,376	$15,623

(5) Employee Benefit Plans

      Potlatch maintains defined benefit pension plans for its salaried and hourly employees. The benefits provided under the pension plans are funded by a master trust Potlatch has established for that purpose. Potlatch also provides benefits under a defined benefit retiree health care and life insurance plan to eligible salaried employees. Benefits provided under the health care and life insurance plan are currently funded by the general assets of Potlatch. The amounts presented in these financial statements under the balance sheet captions “Pension assets” and “Retiree medical liability” represent the estimated portions of Potlatch’s pension and retiree medical plans’ assets and liabilities that correspond to the employees of the OSB manufacturing facilities being sold. The allocation of these amounts has been primarily based upon the percentage of the Business’ payroll costs as compared to the overall payroll costs of Potlatch on a consolidated basis. As stated previously in these footnotes, no transfer of pension assets or liabilities and no transfer of retiree medical liabilities will be made as a result of the proposed sale. Inclusion of pension assets and the retiree medical liability has been made for the purpose of presenting financial statements for the Minnesota OSB Facilities. The management of Potlatch determined that it was not practical to prepare detailed employee benefit plan footnote disclosures for the stand alone financial statements of the Business in a manner that would be consistent with the level of detail provided in the Parent’s consolidated financial statements.

      The Business had income (expense) of $(110) and $624, relating to employee benefit plans for the six-month periods ended June 30, 2004 and 2003, respectively.

(6) Commitments and Contingencies

      The Business has operating leases for a sales office and certain equipment in the mills and administration offices expiring at various dates through 2008.

      The following table includes a schedule of future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
June 30, 2004 and 2003
Unaudited

(6) Commitments and Contingencies — (Continued)

as of December 31, 2003. It also summarizes the contractual obligations of the Business as of December 31, 2003. Portions of the amounts shown are reflected in accounts payable:

		Payments due by period

		1	2-3	4-5	Over 5
	Total	Year	Years	Years	Years

		(US Dollars in thousands)
Operating leases	$2,014	$859	$1,149	$6	$—
Purchase obligations	21,363	8,640	8,740	3,888	95

Total	$23,377	$9,499	$9,889	$3,894	$95

      Total rent and lease expense was $0.4 million and $0.1 million for the six month periods ended June 30, 2004 and 2003, respectively.

      In late January 2004, Potlatch voluntarily reported to the Minnesota Pollution Control Agency (MPCA) a potential air permit violation at the oriented strand board facility in Bemidji, Minnesota, relating to the nonoperation of equipment used to control nitrous oxide emissions from a wood-fired boiler for a period of approximately 29 months. Corrective action has been taken, and Potlatch is cooperating with the MPCA in its investigation. As the investigation is ongoing, Potlatch has not been advised as to what action the MPCA may take. Because Potlatch discovered the violation, corrected the situation and voluntarily reported it to the MPCA management does not believe any potential fine will be significant based on previous experience with the MPCA. The MPCA has not indicated any potential range for a possible fine. No amount has been accrued in these financial statements.

      The site environmental manager reported to management on August 6, 2004, that soil contamination appears to remain at the oriented strand board facility in Cook, Minnesota. This contamination appears to be in the area of the former primary slasher at the site, from an original discovery in 2000. Management is in the process of determining the remediation necessary for the situation and the related costs; accordingly, no amounts have been accrued.

      The hourly employees at the Grand Rapids OSB facility are covered under a collective bargaining agreement with the Paper, Allied-Industrial, Chemical and Energy Workers International Union. The current bargaining agreement is scheduled to expire on October 14, 2004.

(7) Reconciliation to United States Generally Accepted Accounting Principles

      These financial statements were prepared in conformity with accounting principles generally accepted in Canada. To conform the balance sheets to accounting principles generally accepted in the United States of America (U.S. GAAP), the following adjustments relating to minimum pension liabilities and major maintenance accruals were made in U.S. dollars in thousands:

THE BUSINESS
(Oriented Strand Board Manufacturing
Facilities of Potlatch Corporation)

Notes to Financial Statements — (Continued)

(US Dollars)
June 30, 2004 and 2003
Unaudited

(7) Reconciliation to United States Generally Accepted Accounting Principles — (Continued)

	Canadian		U.S.
	GAAP	Adjustment	GAAP

At June 30, 2004:
Prepaid expenses	$552	$460	$1,012
Pension assets	22,098	(3,084)	19,014
Pension liabilities	—	3,185	3,185
Future income taxes	27,607	(2,445)	25,162
Parent’s equity	146,062	(3,364)	142,698
At June 30, 2003:
Prepaid expenses	$739	$45	$784
Pension assets	19,054	(2,148)	16,906
Pension liabilities	—	3,929	3,929
Future income taxes	24,781	(2,370)	22,411
Parent’s equity	142,454	(3,662)	138,792

      Under U.S. GAAP, the Business would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset as an additional minimum pension liability, and an equal amount as an intangible asset. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

      Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. To conform the statements of operations to Canadian GAAP, expenses for major maintenance totaling $460 and $45 for the six months ended June 30, 2004 and 2003, respectively, have been recognized while amounts recorded for other comprehensive income (loss) under U.S. GAAP totaling $(155) and $95, net of tax, for the six months ended June 30, 2004 and 2003, respectively, have been omitted.

AINSWORTH LUMBER CO. LTD.

Pro Forma Consolidated Statement of Operations

Year ended December 31, 2004
(Unaudited, in thousands of dollars except share and per share data)

			Minnesota OSB
			Facilities					Voyageur
		Minnesota OSB	Pro Forma					Pro Forma			Pro Forma			Pro Forma
	Ainsworth	Facilities	Period from			Pro Forma	Voyageur	Period from			Consolidated			Consolidated
	Year	Six Months	July 1, 2004 to			Consolidated	Three Months	April 1, 2004			Year			Year
	Ended	Ended	September 22,	Pro Forma		Year Ended	Ended	to May 19,	Pro Forma		Ended	Pro Forma		Ended
	December 31,	June 30, 2004	2004	Adjustments		December 31,	March 31,	2004	Adjustments		December 31,	Adjustments		December 31,
	2004	(Note 2)	(Note 2)	(Note 3)		2004	2004	(Note 1c))	(Note 4)		2004	(Note 5)		2004

SALES	$909,922	$312,512	$123,881			$1,346,315	$47,842	$21,996			$1,416,153			$1,416,153

COSTS AND EXPENSES
Costs of products sold	498,246	143,186	68,329			709,761	20,845	7,155	b)(vi)	(234)	737,527			737,527
Selling and administration	31,014	3,792	1,134			35,940	2,174	1,208	b)(v)(vi)	(3,327)	35,995			35,995
Amortization of capital assets	53,852	10,432	3,459	b)(i)(ii)	11,505	79,248	2,950	1,558	b)(i)(ii)	2,425	86,181			86,181
Write-down of capital assets	793	—	—			793	—	—			793			793

	583,905	157,410	72,922			825,742	25,969	9,921			860,496			860,496

OPERATING EARNINGS	326,017	155,102	50,959			520,573	21,873	12,075			555,657			555,657
FINANCE EXPENSE
Interest charges	40,723	—	—	b)(iii)	29,167	69,890	6	(16)	b)(iii)	2,433	72,313	a)	(2,912)	69,401
Amortization charges	3,234	—	—	b)(iv)	1,788	5,022	—	—	b)(iv)	440	5,462			5,462
Loss on repurchase of debt	106,198	—	—			106,198	—	—			106,198			106,198

	150,155	155,102	—			181,110	6	(16)			183,973			181,061
OTHER (INCOME) EXPENSE	3,351	—	—			3,351	307	(466)			3,192			3,192
UNREALIZED INCREASE IN THE FAIR VALUE OF PREFERRED CLASS A SHARES	—	—	—				2,016	1,036	b)(vii)	(3,052)	—			—
FOREIGN EXCHANGE GAIN ON LONG-TERM DEBT	(73,815)	—	—			(73,815)	—	—			(73,815)			(73,815)

(LOSS) INCOME BEFORE INCOME TAXES	246,326	155,102	50,959			409,927	19,544	11,521			442,307			445,219
INCOME TAX (RECOVERY) EXPENSE	71,244	61,265	20,130	b)(v)	(15,777)	136,862	7,431	3,192	b)(viii)	(611)	146,874	a)	1,025	147,899

NET (LOSS) INCOME	$175,082	$93,838	$30,829			$273,065	$12,113	$8,329			$295,433			$297,320

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	14,613										14,613			14,613

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$11.98										$20.22			$20.34

See accompanying Notes to the Pro Forma Consolidated Financial Statements

AINSWORTH LUMBER CO. LTD.

Notes to the Pro Forma Consolidated Statement of Operations

(Unaudited)

1) Basis of Presentation

      On August 25, 2004, Ainsworth Lumber Co. Ltd., (the “Company”) entered into a definitive agreement with Potlatch Corporation (“Potlatch”) to acquire the assets associated with three OSB manufacturing facilities located in northern Minnesota (the “Minnesota OSB facilities”) and related OSB business at a purchase price of approximately US$461.3 million ($592.7 million) (Note 3).

      On April 14, 2004, the Company entered into a Share Purchase Agreement to acquire all of the outstanding common and Class A preferred shares of Voyageur Panel Limited (“Voyageur”) for a purchase price of US$206.7 million. The acquisition closed on May 19, 2004 (Note 4).

      On March 3, 2004, the Company completed an offering of US$210 million principal of 6.750% Senior Notes due March 15, 2014 for the purpose of refinancing substantially all of its 13.875% Senior Secured Notes due July 15, 2007 and its 12 1/2% Senior Secured Notes due July 15, 2007. Prior to this refinancing, the Company’s annual debt servicing obligation was approximately US$35 million.

      The accompanying pro forma consolidated financial statements have been prepared by management for inclusion in a Registration Statement of the Company relating to the issuance of US$275 million aggregate principal amount of 7.25% Senior Notes due October 1, 2012 and US$175 million aggregate principal amount of Senior Floating Rate Notes with a rate of LIBOR plus 3.75% due October 1, 2010.

      The pro forma consolidated financial statements include:

      a) A pro forma consolidated statement of operations for the year ended December 31, 2004 derived from the consolidated statement of operations of the Company for the year ended December 31, 2004, the unaudited statement of operations of the Minnesota OSB facilities for the six months ended June 30, 2004, the pro forma results of operations of the Minnesota OSB facilities for the period from July 1, 2004 to September 22, 2004, the unaudited statement of operations of Voyageur for the three months ended March 31, 2004, and the pro forma results of operations of Voyageur for the period from April 1, 2004 to May 19, 2004, adjusted for the assumptions made giving effect to the acquisitions as described in Notes 3 and 4, and the reduction of interest expense arising from the US$210 million refinancing of Senior Notes as described in Note 5.

      The pro forma consolidated statements of operations for the year ended December 31, 2004 assume that the purchase of the Minnesota OSB facilities and Voyageur referred to above and the issues of debt to finance the acquisitions occurred on January 1, 2004 (Notes 3 and 4).

      The pro forma consolidated financial statements are not necessarily indicative of the actual results that would have occurred if the transactions had been in effect on the dates indicated and are not necessarily indicative of what the actual results will be in the future had the Company, the Minnesota OSB facilities and Voyageur operated as a single entity.

AINSWORTH LUMBER CO. LTD.

Notes to the Pro Forma Consolidated Statement of Operations — (Continued)

(Unaudited)

2) Summary of Significant Accounting Policies

      The pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of the Company for the year ended December 31, 2004. The accounting policies of the Minnesota OSB facilities and Voyageur conform, in all material respects, to those of the Company with the exception of the following:

      Amortization expense

      The Company amortizes its oriented strand board facilities on a units of production basis whereas the Minnesota OSB facilities and Voyageur amortize on a straight-line basis. The Company has adjusted amortization expense to harmonize this accounting policy.

      Foreign Currency Translation

      The US$ statement of operations for the Minnesota OSB facilities for the six months ended June 30, 2004 and the period from July 1, 2004 to September 22, 2004 have been translated into CDN$ at the average exchange rate for the period of US$0.7470 = $1.00.

3) Pro Forma Assumptions Related to Acquisition and Financing of the Minnesota OSB Facilities

      a) Acquisition

      The acquisition of the Minnesota OSB facilities has been accounted for in the accompanying pro forma consolidated statement of operations using the purchase method as set out below. The amounts allocated to specific assets and liabilities at December 31, 2004 are as follows:

December 31, 2004

(millions)
Net assets acquired at fair value
Total assets	$584.8
Total liabilities	—

Total purchase price (i)	$584.8

(i)	Includes acquisition costs of $4 million and excludes financing costs of $15.1 million on the issuance of notes.

     b) Assumptions for pro forma consolidated statement of operations for the period from January 1, 2004 to September 22, 2004.

(i) Amortization expense has been decreased by $1.2 million to reflect the harmonization of accounting policies described in Note 2.

(ii) Amortization expense has been increased by $12.7 million to reflect the impact of revised carrying values of capital assets resulting from the allocation of the purchase price.

(iii) Additional interest expense of $29.2 million has been recorded to reflect the U.S.$450 million Senior Notes financing, as if it occurred on January 1, 2004.

(iv) Amortization of deferred financing costs of $1.8 million has been charged to Finance expense.

AINSWORTH LUMBER CO. LTD.

Notes to the Pro Forma Consolidated Statement of Operations — (Continued)

(Unaudited)

3) Pro Forma Assumptions Related to Acquisition and Financing of the Minnesota OSB Facilities (Continued)

(v) A decrease in income tax expense of $15.8 million has been recorded to reflect the tax effect of items (i) thorough (iv) above.

4) Pro Forma Assumptions Related to Acquisition and Financing of Voyageur

      a) Acquisition

      On May 19, 2004, the Company completed the acquisition of 100% of the voting shares of Voyageur Panel Limited (“Voyageur”) for a purchase price of US$206.7 million (CDN$284.5 million). The acquisition of Voyageur has been accounted for in the Company’s unaudited consolidated financial statements and the accompanying pro forma consolidated financial statements using the purchase method as set out below, and the operating results are included in the Company’s consolidated statement of operations from the date of acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at May 19, 2004 are as follows:

May 19, 2004

(millions)
Net assets acquired at fair value
Total assets	$244.2
Total liabilities	51.4

Net assets acquired	$192.8
Goodwill	103.5

Total purchase price	$296.3

      b) Assumptions for pro forma consolidated statement of operations for the period from January 1 to May 19, 2004.

(i) Amortization expense has been decreased by $0.03 million to reflect the harmonization of accounting policies described in Note 2.

(ii) Amortization expense has been increased by $2.5 million to reflect the impact of revised carrying values of capital assets resulting from the allocation of the purchase price.

(iii) Additional interest expense of $2.4 million has been recorded to reflect the U.S. $110 million Senior Notes financing, as if it had occurred on January 1, 2004.

(iv) Amortization of deferred financing costs and debt discount of $0.4 million has been charged to Finance expense.

(v) Selling and administration has been decreased by $2.8 million to reflect sales commissions paid by Voyageur for sales made via brokerage services that will no longer be paid by the Company, as it does not sell through brokers.

(vi) Management fees of $0.7 million ($0.2 million in cost of products sold and $0.5 million in selling and administration) for services previously provided by significant shareholders under contractual terms have been removed. These services will be provided within the Company’s existing management structure.

AINSWORTH LUMBER CO. LTD.

Notes to the Pro Forma Consolidated Statement of Operations — (Continued)

(Unaudited)

4) Pro Forma Assumptions Related to Acquisition and Financing of Voyageur (Continued)

(vii) The unrealized increase in the fair value of preferred Class A shares of $3.1 million has been removed for the purposes of preparing the pro forma consolidated statement of operations as this charge would not be included in the consolidated statement of operations subsequent to the completion of the acquisition.

(viii) A decrease in income tax expense of $0.6 million has been recorded to reflect the tax effect of items (i) thorough (vii) above.

5) Pro Forma Assumptions Related to Refinancing of Senior Notes Completed on March 3, 2004

      On March 3, 2004, the Company completed an offering of US$210 million principal amount of 6.750% Senior Notes due March 15, 2014 for the purpose of refinancing substantially all of its 13.875% Senior Secured Notes due July 15, 2007 and its 12 1/2% Senior Secured Notes due July 15, 2007.

      The pro forma consolidated statements of operations reflect the reduced interest expense assuming that US$210 million of the total outstanding indebtedness was refinanced on January 1, 2004. No other pro forma adjustments have been made in respect of this refinancing. The impact of the refinancing on the statement of operations is as follows:

      For the year ended December 31, 2004, interest expense has been decreased by $2.9 million and income tax expense has been increased by $1.0 million.

6) U.S. GAAP Reconciliation

      The pro forma consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

      Adjustments to earnings

Year Ended
December 31,
2004

Pro forma net income in accordance with Canadian GAAP	$297,320
Reversal of amortization of capitalized start-up costs, net of future income taxes(1)	1,033

Pro forma net income in accordance with U.S. GAAP	$298,353

Pro forma basic and diluted earnings per share in accordance with U.S. GAAP	$20.42

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.