Form 20-F
period 2005-12-31
AINSWORTH LUMBER CO LTD
filed 2006-04-03
CIK 1043289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
-OR-

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
-OR-

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ________ to _______
-OR-

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ____________________ Commission File Number: 333-07346

AINSWORTH LUMBER CO. LTD.
(Exact name of Registrant as Specified in its Charter)
British Columbia, Canada
(Jurisdiction of Incorporation or Organization)
3194 Bentall IV, P.O. Box 49307, 1055 Dunsmuir Street
Vancouver, British Columbia, V7X 1L3
CANADA (604) 661-3200
(Address of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
6.75% Senior Notes Due 2014
6.75% Senior Notes Due 2014
7.25% Senior Notes Due 2012
Senior Floating Rate Notes Due 2010
Indicate the number of outstanding shares of each class of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As at December 31, 2005, 14,649,140 common shares were issued and outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes       ☐            No      ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes       ☐            No      ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes       ☑            No      ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer       ☐            Accelerated filer       ☐            Non-accelerated filer       ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17       ☐       Item 18       ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes       ☐       No       ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes       ☐       No       ☐

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.	Directors and Senior Management.
Information not required for an annual report.
B.	Advisers.
Information not required for an annual report.
C.	Auditors.
Information not required for an annual report.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Information not required for an annual report.
ITEM 3. KEY INFORMATION
Cautionary Statement with regard to Forward-Looking Statements
This Annual Report contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts” or other similar words or phrases or the negative of these statements. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Because of the risks and uncertainties that always exist in any operating environment or business, including, but not limited to, those set forth under “Risk Factors” below, we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, industry conditions, currency values, competitive pricing, customer demand, costs, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where the company operates. These factors should be considered carefully, and readers are cautioned not to place undue reliance on our forward-looking statements. The company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Certain Information
Unless the context otherwise suggests, “we”, “us”, “our” and similar terms, as well as references to “Ainsworth” or the “company”, refer to Ainsworth Lumber Co. Ltd. and its consolidated subsidiaries, references to “Voyageur” refer to Voyageur Panel Limited, predecessor to our wholly-owned subsidiary Ainsworth Engineered Corp., references to the “Minnesota OSB facilities” refer to our three OSB facilities located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids, and references to “Potlatch” refer to Potlatch Corporation, the former owner of our Minnesota OSB facilities. In this annual report, except where otherwise indicated, all amounts are expressed in Canadian dollars, references to “$” and “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars. As used in this annual report, “msf” means one thousand square feet, 3/8 of an inch thick, “mmsf” means one million square feet, 3/8 of an inch thick, “bsf” means one billion square feet, 3/8 of an inch thick, “North Central (7/16”)” refers to 7/16 of an inch thick North Central OSB, a product whose price is used as a benchmark in the OSB industry, “msf North Central (7/16”)” refers to one thousand square feet of North Central (7/16”), “m3” means cubic meters and “RISI” refers to Resource Information Systems Inc., an independent paper and forest products research firm.

A.	Selected Financial Data.

Selected Consolidated Financial Data and Other Data

The following table sets forth, for the historical periods and dates indicated, selected consolidated financial data and should be read in conjunction with our audited consolidated financial statements (the “Consolidated Financial Statements”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this annual report. The statement of operations data for the fiscal years ended December 31, 2005, 2004 and 2003 and the balance sheet data as at December 31, 2005 and 2004 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The statement of operations data for the fiscal years ended December 31, 2002 and 2001 and the balance sheet data as at December 31, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements, which are not included in this annual report. We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs in certain respects from U.S. GAAP. For a discussion of the differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 26 to our audited consolidated financial statements included elsewhere in this annual report.

	Fiscal year ended December 31,
	2005(1)(2)		2004(1)(2)		2003(1)		2002(1)	2001(1)(2)
	(in millions except ratios, per share data and production data)
Statement of Operational Data
Canadian GAAP
Sales	$1,248.2		$909.9		$543.0		$430.3	$388.7
Cost of products sold (exclusive of amortization)	855.9		498.2		322.8		338.2	306.0
Selling and administration	30.8		31.0		18.2		21.9	22.7
Amortization of capital assets	103.9		53.9		33.0		32.0	30.4
Write-down of capital assets	—		0.8		13.7	(3)	1.0	3.3

Operating Earnings	257.6		326.0		155.3		37.2	26.3
Interest(4)	64.9		40.7		51.2		57.2	51.7
Amortization of finance charges	4.9		3.2		4.9		5.3	8.3
Loss on repurchase of long-term debt	1.5		106.2		0.1		—	—
Other (income) expense	(2.2)		3.4		0.5		(2.9)	(2.8)
Foreign exchange (gain) loss on long-term debt	(28.3)		(73.8)		(76.9)		(4.3)	17.4

Income (loss) before income taxes	216.8		246.3		175.5		(18.1)	(48.4)
Income tax expense (recovery)	63.7		71.2		52.0		(0.3)	(18.7)

Income (loss) from continuing operations	153.1		175.1		123.5		(17.9)	(29.7)
Gain from discontinued operations	—		—		—		—	4.2

Net income (loss)	$153.1		$175.1		$123.5		$(17.9)	$(25.4)

Basic and Diluted earnings (loss) per share	$10.45		$11.98		$8.49		$(1.23)	$(1.75)

U.S. GAAP
Net income (loss)	$154.9		$176.1		$124.3		$(17.0)	$(25.8)

Basic and Diluted earnings (loss) per share	$10.57		$12.17		$8.54		$(1.17)	$(1.78)

Other Financial Data
Adjusted working capital (5)	346.2		220.7		259.4		104.7	103.4
Capital expenditures	57.3		18.0		8.2		14.1	20.1
Ratio of earnings to fixed charges(6)(7)	4.1	x	6.6	x	4.1	x	—	—

Other Selected Operating Data (Unaudited)
OSB production volume (mmsf)	3,212		2,031		1,351		1,284	1,197
Specialty plywood production volume (mmsf)	143		144		119		98	86
Average OSB price realized ($ per msf 3/8” basis)	353		393		294		202	205
Average specialty plywood price realized ($ per msf 3/8” basis)	655		677		601		663	683

	As at December 31,
	2005	2004	2003	2002	2001
	(in millions except number of shares)
Balance Sheet Data
Canadian GAAP
Cash and cash equivalents	$209.2	$206.1	$194.1	$80.2	$87.0
Total assets	1,513.0	1,432.7	627.7	555.1	578.0
Total debt, including current maturities(8)	859.5	916.9	352.5	440.4	443.7
Capital stock	55.8	55.8	53.1	53.1	53.1
Shareholders’ equity	415.2	300.3	171.8	48.4	66.2

Number of common shares outstanding	14,649.1	14,649.1	14,672.4	14,992.3	14,992.3
Dividends declared per share	$1.0	$1.0	$—	$—	$—

U.S. GAAP
Total assets	$1,521.1	$1,434.9	$619.3	$544.7	$566.2
Total debt, including current maturities(8)	859.5	916.9	352.5	440.4	443.7
Shareholders’ equity	397.8	286.3	159.3	35.2	58.7

(1)	Sales and costs of products sold figures reported in this table have been presented to include freight revenue and freight and other distribution costs. For the fiscal years ended December 31, 2003, 2002 and 2001, these items were previously netted from sales, consistent with industry practice at the time.

The effect of the change in presentation is summarized below:

	Fiscal year ended December 31,
	2005	2004	2003	2002	2001
	(in millions)
Net sales	$1,122.1	$827.4	$481.1	$356.1	$326.7
Freight and other distribution costs	126.1	82.5	61.9	74.2	62.0

Gross sales	$1,248.2	$909.9	$543.0	$430.3	$388.7

Costs of products sold, excluding freight and other distribution costs	$729.8	$415.7	$260.9	$264.0	$244.0
Freight and other distribution costs	126.1	82.5	61.9	74.2	62.0

Cost of products sold, including freight and other distribution costs	$855.9	$498.2	$322.8	$338.2	$306.0

(2)	Operations at the High Level OSB facility commenced in October 2000 with income contributions (losses) being realized commencing in April 2001.

Financial data for 2004 and 2005 fiscal years include the operations of the Barwick and Minnesota facilities acquired in 2004.
(3)	Includes a $13.3 million write-down of capital assets related to the expansion of the Grande Prairie OSB facility.
(4)	Interest includes interest expense for the period and excludes all of the following: amortization of deferred financing costs, amortization of deferred debt discounts, amortization of consent and commitment fees, foreign exchange gains (losses) on long-term debt and realized foreign exchange losses upon repayment of principal.
(5)	Adjusted working capital is current assets (excluding restricted cash) less current liabilities (excluding current portion of future income taxes). We have presented adjusted working capital as we believe that it provides investors with a basis to evaluate our ability to fund operations, and capital expenditures.

	As at December 31,
	2005	2004	2003	2002	2001
(in millions)
Current assets	$467.5	$363.6	$310.9	159.1	157.2
Restricted cash	(39.0)	(6.6)	—	—	—
Current liabilities	(113.7)	(136.3)	(51.5)	(54.4)	(53.8)
Current portion of future income taxes	31.4	—	—	—	—

Adjusted working capital	$346.2	$220.7	$259.4	104.7	103.4

(6)	For purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of earnings (loss) from continuing operations before income taxes plus fixed charges during the period and (ii) fixed charges consist of interest expense on all debt, plus the portion of operating lease rental expense that is representative of the interest factor and amortization of finance charges.
(7)	For the fiscal years ended December 31, 2002 and 2001, pre-tax earnings from continuing operations before fixed charges were insufficient to cover fixed charges under Canadian GAAP by $18.1 and $48.4 million respectively and under U.S. GAAP by $17.2 and $48.8 million respectively.
(8)	Net of unamortized deferred discount.

     Exchange Rate Information
     We publish our consolidated financial statements in Canadian dollars. In this document, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to US$ and “US dollars” are to United States dollars.
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

Annual Data	Average
2005	0.8276
2004	0.7702
2003	0.7186
2002	0.6369
2001	0.6442

Monthly Data	High	Low
March, 2006	0.8834	0.8531
February, 2006	0.8788	0.8638
January, 2006	0.8744	0.8528
December, 2005	0.8690	0.8521
November, 2005	0.8579	0.8405
October, 2005	0.8579	0.8413
     On March 31, 2006, the inverse of the Noon Buying Rate was US$0.8569 = $1.00. Unless otherwise indicated, the exchange rate in this document used to translate US$ to Canadian dollars is the inverse of the Noon Buying Rate on such date.
B.	Capitalization and Indebtedness.

Information not required for an annual report.
C.	Reasons for the Offer and Use of Proceeds.

Information not required for an annual report.
D.	Risk Factors.
     We have significant indebtedness, which could adversely affect our financial condition and limit our ability to fulfill our obligations related to our senior notes.
     We currently have a significant amount of indebtedness and significant debt service obligations. As of December 31, 2005, we had $859.5 million of total long-term debt. In addition, as of December 31, 2005, we had outstanding letters of credit of approximately $39.0 million under a $50.0 million commercial letter of credit facility. Despite our current level of indebtedness, our credit facility permits us to borrow up to $100.0 million, subject to a borrowing base, and the indentures governing our senior notes and our credit facility will permit us and our subsidiaries to incur additional debt in the future, subject to limitations, which would increase the risks described below.
     This high degree of leverage could have important consequences to you. For example, it could:
•	make it more difficult for us to satisfy our obligations with respect to our senior notes and other indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	limit our flexibility in planning for, or reacting to, changes in our business and in the forest products industry.
     We may not generate cash flow sufficient to service all of our obligations, including our obligations related to our senior notes.
     Our ability to make payments on and to refinance our indebtedness, including our senior notes, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. Our cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to repay our indebtedness, including our senior notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our senior notes, on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:
•	our financial condition at the time;

•	restrictions in our indentures and the agreement governing our credit facility; and

•	other factors, including the condition of the financial markets or the forest products industry, particularly the OSB market.
     As a result, we may not be able to refinance any of our indebtedness, including our senior notes, on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on our senior notes.
     Our senior notes are structurally subordinated to the indebtedness of our subsidiaries that are not guarantors of the notes.
     Holders of our senior notes do not have any claim as a creditor against any of our future subsidiaries that are not subsidiary guarantors of our senior notes. As a result, all indebtedness and other liabilities, including trade payables, of non-guarantor subsidiaries, whether secured or unsecured, will have to be satisfied before any of the assets of non-guarantor subsidiaries would be available for distribution, upon liquidation or otherwise, to us to meet our obligations with respect to our senior notes.
     Our senior notes are unsecured and effectively subordinated to our future secured indebtedness.
     Our senior notes are senior unsecured obligations, ranking effectively junior in right of payment to all our future secured debt, including obligations under our credit facility, to the extent of the collateral securing the debt. In addition, the indentures governing our senior notes permit the incurrence of additional debt, some of which may be secured debt.
     If we are declared bankrupt, become insolvent or are liquidated or reorganized, any secured indebtedness will be entitled to be paid in full from our assets securing such indebtedness before any payment may be made with respect to our senior notes. Holders of our senior notes will participate ratably in our remaining unencumbered assets with all holders of our unsecured indebtedness that is deemed to rank equally with our senior notes, and potentially with secured creditors (to the extent that the collateral securing our indebtedness to them is of insufficient value to satisfy that indebtedness), and with all of the other general creditors (including trade creditors), based upon the respective amounts owed to each holder or creditor. If any of the foregoing events occur, there may be insufficient assets to pay the full amounts due on our senior notes.
     The instruments governing our indebtedness contain significant restrictions that limit our operating and financial flexibility.
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
     All of these restrictions may limit our ability to execute our business strategy. Moreover, if our operating results fall below current levels, we may be unable to comply with these covenants. If that occurs, our lenders could accelerate our indebtedness. If our indebtedness is accelerated, we may not be able to repay all of our indebtedness, in which case our senior notes may not be fully repaid, if at all.
     We may be unable to purchase senior notes in the event of a change of control.
     Upon the occurrence of a change of control, as defined in the indentures, we will be required to make an offer to purchase senior notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. We may not have available funds to pay the purchase price at the time of such an event. In addition, the terms of our credit facility may prevent us from purchasing our senior notes. Under our credit facility, a change of control would constitute an event of default that would require us to repay all amounts outstanding under the credit facility. We may not have sufficient funds to repay our credit facility and make the required offer to purchase at the time of such event. Any future debt that we incur may also contain restrictions on the purchase of our senior notes.
     Certain bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under our senior notes.
     We are organized under the laws of the Province of British Columbia and a majority of our assets are currently located in Canada. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. Courts outside of the United States may not recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor like us with property located outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable in Canada against us.
     The rights of the trustee to enforce remedies may be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an “insolvent person” to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal, if accepted by the requisite majorities of creditors and approved by the court, may be binding on persons, such as holders of our senior notes, who may not otherwise be willing to accept it. Moreover, this provision of the legislation permits, in certain circumstances, an insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.
     The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, if we were to seek protection under such Canadian bankruptcy legislation following commencement of or during such a proceeding, payments under our senior notes may be discontinued, the trustee may be unable to exercise its rights under the indenture and holders of our senior notes may not be compensated for any delays in payments, if any, of principal and interest. Further, the holders of our senior notes may receive in exchange for their claims a recovery that could be substantially less than the amounts of their claims (potentially even nothing) and any such recovery could be in the form of cash, new debt instruments or some other security.
     Your ability to enforce civil liabilities in Canada under U.S. securities laws may be limited.
     We are organized under the laws of the Province of British Columbia and our principal executive offices are located in Canada. All of our directors, controlling persons, officers and many of the representatives of the experts named in this annual report are residents of Canada. A substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. It may not be possible, therefore, for you to effect service of process within the United States upon us, our directors and officers or such experts. There is uncertainty as to the enforceability in Canadian courts of (1) an original action predicated solely upon United States federal securities laws and (2) judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws. Therefore, you may not be able to secure judgment against us, our directors and officers or such experts in a Canadian court or, if successful in securing a judgment against us or them in a U.S. court, you may not be able to enforce such judgment in Canada.
     Federal and state statutes in the United States and federal and provincial statutes in Canada allow courts, under specific circumstances, to void the guarantees and require the holders of the notes to return payments received from the guarantors.
     Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the guarantees could be voided, or claims in respect of the guarantees could be subordinated to all of a guarantor’s other debts if, among other things:
•	such guarantor, at the time the debt evidenced by the guarantee was incurred, received less than reasonably equivalent value or fair consideration for the incurrence of such debt, or

•	the guarantee (as the case may be) was incurred with the intent to hinder or delay any of such guarantor’s present or future creditors, and such guarantor:
•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature;

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which such guarantor’s remaining assets constituted unreasonably small capital.

     In addition, any payment by a guarantor pursuant to its guarantee could be voided and required to be returned to us or such guarantor or to a fund for the benefit of creditors of such guarantor.
     Under Canadian federal bankruptcy law and provincial fraudulent conveyance and preference laws, the guarantees could be voided or rendered voidable if, among other things:
•	the guarantee was incurred at a time when the guarantor was in insolvent circumstances, unable to pay its debts in full or knew itself to be on the eve of insolvency and with intent to defeat, hinder, delay, defraud or prejudice one or more creditors, with intent to prefer one creditor over other creditors or which has the effect of preferring one creditor over other creditors;

•	the guarantee has the effect of preferring one creditor over other creditors and a proceeding is brought to set aside the guarantee, or the guarantor makes an assignment for the benefit of its creditors, within 60 days of the issuance of the guarantee;

•	the guarantee was incurred with intent to defeat, hinder, delay or defraud creditors or others of their just and lawful actions, suits, debts, accounts, damages, penalties or forfeitures; or

•	the guarantee was incurred with intent to prefer one creditor over other creditors and within three months of the happening of an initial bankruptcy event (the filing of an assignment, a proposal or a notice of proposal by the guarantor, or the filing of a petition for a receiving order against the guarantor).
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
Risks Related to Our Business and the Forest Products Industry
     Our business is of a cyclical nature and prices of, and demand for, our products and our results of operations may fluctuate significantly based on market factors.
     The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our financial performance is dependent on the selling prices of our OSB products, which have fluctuated significantly in the past. The markets for these products are highly cyclical and characterized by (1) periods of excess product supply due to industry capacity additions, increased production and other factors, and (2) periods of insufficient demand due to weak general economic conditions. Demand for our OSB products is primarily driven by residential and commercial construction and the repair and remodeling industries. These industries in turn are affected by factors such as real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions, all of which are beyond our control. The prices of commodity sheathing OSB and plywood have historically been unpredictable. For example, during the past five years, monthly average benchmark prices for commodity sheathing OSB have ranged from a low of US$131 per msf North Central (7/16”) in 2001 to a high of US$508 per msf North Central (7/16”) in 2004. Weakness in the market, particularly in North America, could reduce our revenues and profitability and could affect our ability to satisfy our obligations under our indebtedness, including our senior notes. We cannot predict with certainty what market conditions, input costs, and demand and selling prices for our products will be in the future and prices or demand for our products may decline from current levels. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial condition, results of operations and cash flows.
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
     Increased OSB industry production capacity could harm our financial performance.
     We may face increased competition in the years to come when new manufacturing facilities are built in North America and elsewhere, and as a result of rising capacity due to improvements to existing mills. RISI projects that total North American OSB annual production capacity will increase by approximately 10 bsf, or 34%, between 2005 and 2010. RISI also projects that North American demand for OSB will increase by approximately 8 bsf, or 30%, during the same 2005 to 2010 period. If increases in OSB production capacity exceed increases in OSB demand, selling prices for OSB could decline and adversely affect our business, financial condition, results of operations and cash flows. In periods of excess capacity or reduced demand, which are characterized by lower OSB prices, we may not be able to compete with competitors who have greater financial resources and who are better able to weather a prolonged decline in prices.
     Because of our product concentration, declines in demand or prices for OSB could have a significant impact on our revenues and profitability.
     We are primarily a manufacturer of OSB and, to a lesser extent, a producer of specialty overlaid plywood. For the year ended December 31, 2005, we generated 91.2% (2004: 87.9%; 2003: 82.7%) of our revenues from OSB sales. We expect that OSB will continue to account for most of our sales in the foreseeable future. This product concentration could increase our exposure to a decline in demand or prices for OSB.
     We may incur unexpected costs or liabilities as a result of our acquisition of the Barwick and Minnesota OSB facilities.
     An unavoidable level of risk exists regarding any undisclosed or unknown liabilities or other undisclosed detrimental issues concerning the Barwick facility or the Minnesota OSB facilities. In the course of our operation of the Barwick facility and the Minnesota OSB facilities, we may discover that we have acquired substantial undisclosed liabilities. The existence of undisclosed liabilities or other detrimental issues on the Barwick facility or the Minnesota OSB facilities could have a material adverse effect on our business, financial condition, results of operations and cash flows. On September 28, 2005, we notified Potlatch that we are claiming reimbursement of repair and related costs at the three Minnesota OSB facilities purchased from Potlatch on September 22, 2004. The basis of the claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when received.
     We may incur unexpected delays, costs or liabilities surrounding the expansion of the Grande Prairie OSB facility.
     We have commenced an expansion of our Grande Prairie OSB facility involving the construction of a second production line capable of producing OSB and other structural engineered wood products. The expansion is scheduled for completion in March 2007 and once completed is expected to provide us with an additional 600 mmsf of annual OSB production capacity following an initial ramp up period which is expected to last at least one year.

     Construction on the Grande Prairie expansion began in the fourth quarter of 2005 and major equipment deliveries are expected to begin in the spring of 2006. Although we have already committed to purchase machinery, equipment, engineering and management support services totaling $150.0 million and estimate the total costs for the expansion project to be approximately $260.0 million, we cannot predict with certainty whether the Grande Prairie expansion will be completed on time or on budget. Delays in the construction or ramp up of the second production line at Grande Prairie or unexpected costs or liabilities which arise in the operation of the expanded Grande Prairie facility could have a material adverse effect on our business, financial condition, results of operations and cash flows.
     We are exposed to currency exchange risk which could have a material adverse effect on us.
     Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars. In 2005, over 90% of our sales were denominated in U.S. dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the amount of revenue in Canadian dollar terms realized by us from sales made in U.S. dollars, which reduces our operating margin and the cash flow available to fund our operations. From January 1, 2005 to December 31, 2005, the value of the Canadian dollar relative to the U.S. dollar increased by approximately US$0.03, or 3.2%.
     In addition, we are exposed to currency exchange risk on our debt, including our senior notes and interest thereon, and assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S. dollar-denominated debt and assets into Canadian dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.
     We are not currently a party to any forward foreign currency exchange contract, or other contract that could serve to hedge our exposure to fluctuations in the U.S./Canadian dollar exchange rate.
     We depend on timber tenures for access to fiber for our Canadian OSB and plywood operations. A reduction in our fiber supply or an increase in the related costs could have an adverse effect on us.
     The allowable annual cut under our forest license in British Columbia can supply approximately 85% of the current timber requirements of our veneer and specialty overlaid plywood operations either directly or through long-term log trade agreements with third parties. The forest license is renewable and the current term extends until 2013.
     Under the terms of forest licenses granted in British Columbia, the amount of commercial forest land available to the forest industry is periodically assessed. We cannot predict whether the amount of timber that we are allowed to harvest will be reduced in the future. In 2003, the British Columbia government introduced the Forestry Revitalization Act which resulted in significant changes to the provincial forest management structure. The changes included a 20% reduction in harvesting rights for holders of long-term tenures and the introduction of an auction- based timber pricing system. The province indicated that licensees would be fairly compensated for the reduction in harvesting rights and related costs such as roads and bridges. We were recently compensated $23 per m3, or $0.7 million, for a reduction of approximately 29,600 m3 of our existing allowable annual cut.
     In Alberta, we obtain most of our fiber requirements from our Forest Management Agreements (“FMA”), or Deciduous Timber Allocations issued by the Alberta government, each of which is issued for a period of 20 years. Such quotas and allocations may not be renewed or extended on acceptable terms, if at all. In addition, the FMAs and such quotas and allocations contain terms or conditions that could, under certain circumstances, result in a reduction of the amount of fiber available to us.
     Our Barwick facility requires approximately 737,000 m3 of timber annually when operating at its current capacity of 470 mmsf per year. We have a current annual commitment of 551,000 m3 of timber from government-owned land under long-term agreements with the Province of Ontario. Additional wood is obtained from private sources in Ontario and Manitoba. We may not be able to obtain a future supply of wood from either government or private sources on terms that are adequate to support our planned operation of our Barwick facility.

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
     The costs of our fiber, including any fees charged for fiber, logging and transportation, and market prices for purchased fiber, have historically fluctuated and could increase in the future. Any significant increase in the cost of fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
     Legislation in British Columbia, Alberta and Ontario empower provincial regulatory agencies to develop regulations, set policies and establish and maintain all aspects of sustainable forest management. Changes to these regulations and policies could have an effect on our access to fiber for our OSB operations or could increase the cost of our fiber. Changes to these laws or regulations, or the implementation of new laws or regulations, could result in additional expenses, capital expenditures and restrictions and delays in our activities, which could impair our competitive position and have a material adverse impact on our operations. In addition, if we fail to comply with applicable legislation and regulations, our operations could be interrupted and we could be subject to significant liabilities, including fines and other penalties, or we could be required to take remedial actions, any of which could entail significant expenditure.
     Increased raw material costs may increase our cost of doing business and adversely affect our results of operations.
     The principal raw materials utilized in our manufacturing operations are wood fiber and resin. Although we source a majority of the wood fiber for our Canadian operations through long-term supply arrangements with provincial governments in British Columbia, Alberta and Ontario that limit price volatility, we source substantially all the wood fiber for our Minnesota OSB operations and for a small portion of our Canadian OSB operations through market purchases. Prices for these market purchases are not within our control and are driven by market demand, product availability, environmental restrictions, logging regulations and weather. Our delivered log costs include the cost of transporting harvested logs from the forests to our production facilities and are therefore affected by the price of fuel, vehicle availability and road and weather conditions. The cost of resins is driven by market demand as well as the cost and availability of the raw materials required to produce them, primarily petroleum derivatives. Our cost of raw materials has increased in 2004 and 2005. We are not always able to increase the selling prices of our products in response to increases in raw materials costs. We are unable to determine to what extent, if any, we will be able to pass on to our customers any future raw material cost increases. Our inability to pass increased costs through to our customers could have a material adverse effect on our financial condition, results of operations and cash flow.
     Our manufacturing facilities rely on complex machinery which may break down and require periodic maintenance shut-downs, which may affect our sales and results of operations.
     Our manufacturing processes are vulnerable to operational problems that can impair our ability to manufacture our products. Most of our facilities contain complex and sophisticated machines that are used in our manufacturing processes. We could experience a breakdown in any of our machines or other important equipment, and from time to time we schedule outages to conduct maintenance that cannot be performed safely or effectively during operations. Such disruptions could cause significant lost production, which could have a material adverse effect on our business, financial condition and operating results.
     Environmental, health and safety laws and regulations could increase the cost of doing business or restrict our ability to conduct our business.
     We are subject to a wide range of general and industry-specific environmental, health and safety and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. Our acquisition of the Minnesota OSB facilities subjects us to additional general and industry-specific environmental, health and safety laws applicable in the United States and the State of Minnesota. If we are unable to extend or renew a material approval, license or permit required by such laws, or if there is a delay in renewing any material approval, license or permit, our business, financial condition, results of operations and cash flows could be materially adversely affected. The process of obtaining certain required approvals, including the completion of any necessary environmental impact assessments, can be lengthy, subject to public input, controversial and expensive. Our failure to comply with applicable environmental, health and safety requirements, including permits related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant expenditures or reduced results of operations. We believe that we are in substantial compliance with all applicable environmental, health and safety laws and regulations and we regularly incur capital and operating expenditures to maintain such compliance. However, future events such as any changes in these laws and regulations or any change in their interpretation or enforcement, or the discovery of currently unknown conditions, may give rise to additional expenditures or liabilities. Such developments could have a material adverse effect on our business, financial condition, results of operations and cash flows.
     Work stoppages or other labor disruptions at our facilities could have an adverse effect on our operations.
     Any labor disruptions and any costs associated with labor disruptions at our unionized or non-unionized facilities could have a material adverse effect on our production levels and results of operations. Our collective bargaining agreements with the United Steelworkers — IWA Council, have six year terms expiring on June 30, 2009, and cover approximately 540 employees at our Lillooet, Savona and 100 Mile House operations. In 2005, we entered into a collective bargaining agreement with the Communications, Energy and Paperworker’s Union of Canada, or CEP. This contract currently covers approximately 130 workers employed at the Barwick facility and expires on July 31, 2009. We are currently engaged in negotiating a collective bargaining agreement with the United Steelworkers regarding the contract that covers approximately 135 hourly employees at our Grand Rapids facility which will replace the previous collective agreement that expired on October 14, 2005. Our current and future inability to negotiate acceptable contracts could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to unionized workers.
     Native land claims could have an adverse effect on our timber supply in the future.
     Canadian courts have recognized that aboriginal people may have unextinguished claims of aboriginal rights and title to lands used or occupied by their ancestors in those areas of British Columbia, constituting about 80% of the province, where treaties have not yet been concluded. In those areas where treaties have been concluded, resource development may be affected by the exercise of treaty rights.
     Aboriginal rights may vary from limited rights of use for traditional purposes to a right of aboriginal title, depending, among other things, on the nature and extent of the prior aboriginal use and occupation. Some of our timber supply areas are located within areas where there are claims of aboriginal rights and title.
     The courts have said that the government has an obligation to consult aboriginal people, and accommodate their concerns, when there is a reasonable possibility that a government authorized activity — such as a forest tenure — may infringe asserted aboriginal rights or title, even if those claims have not yet been proven. If the government has not consulted and accommodated aboriginal people as required, the Courts may quash the tenure or attach conditions to the exercise of harvesting rights under the tenure that may affect its economic value. The Courts have not yet decided whether a tenure holder would have any recourse against the government in the event that its tenure is lost or impaired in this fashion.
     The courts have encouraged the federal and provincial governments, together with aboriginal people, to resolve claims of aboriginal rights and title through the negotiation of treaties. A treaty process has been established to settle such claims in British Columbia. Many First Nations and tribal groups are participating in this process, which will be ongoing for many years. The pace of the treaty-making process will depend on the commitment of the parties, the success of individual treaties and whether First Nations consider litigation to be a viable alternative to negotiations. We cannot predict whether native land claims in British Columbia will affect our existing forest licenses and timber tenures, our right to harvest timber to the full extent of those tenures or our ability to renew or secure other forest tenures in the future.
     Even in provinces such as Alberta and Ontario, which are entirely subject to treaties between Indian bands and the federal government, the courts have found that aboriginal peoples may exercise treaty rights on unoccupied public land and on privately-owned land which has not been put to a use that is visibly incompatible with the exercise of their hunting, fishing, and trapping rights. In November 2005, the Supreme Court of Canada confirmed that Treaty Indians have a right to be consulted in respect of activities on public land that they apprehend may interfere with their treaty rights. The failure of the government to adequately consult and accommodate Treaty rights holders may have the same consequences as outlined above with respect to aboriginal rights.
     We face risks related to our international sales.
     We have customers located outside Canada and the United States. In 2005, sales outside of Canada and the United States represented approximately 3% of our sales. Our international operations present us with a number of risks and challenges, including the effective marketing of our products in other countries, tariffs and other trade barriers and recessionary environments in foreign economies.
     The co-ownership arrangement for High Level could force us to either sell our 50% ownership interest or to buy-out the co-owner’s 50% interest.
     The memorandum of agreement that governs the co-ownership of the High Level OSB facility contains a buy-sell provision, which provides that if one co-owner offers to buy the other party’s interest, the party in receipt of such offer must either accept the offer or purchase the interest owned by the offering co-owner at the same price and on the same conditions. See “Co- ownership Arrangements for High Level”. As a result, we could be forced to sell our interest or purchase our co-owner’s interest, which could affect our day-to-day operations and growth strategy.
     If the co-owner of the High Level OSB facility were to default on its obligations, we may be forced to fund the entire High Level operation.
     If the co-owner of the High Level OSB facility fails to meet its funding obligations for the High Level OSB facility, we may be required to fund the entire High Level operation. We may not be able to make such additional cash contributions if the co-owner were to default. If High Level fails to operate at its designed annual production capacity, results of operations may suffer. Such circumstances would lessen our ability to meet our debt obligations.
     Members of the Ainsworth family control our business and their interests may conflict with the interests of our debtholders or shareholders.
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

     The costs and risks associated with Sarbanes-Oxley regulatory compliance may have a material adverse effect on us.
     As a foreign private issuer with reporting obligations under U.S. securities laws, we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the United States Sarbanes-Oxley Act of 2002, so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on management’s assessment and on the effectiveness of our internal control over financial reporting by the time our annual report for the year ended December 31, 2006 is due and thereafter. As a result, we will be required to improve our financial and managerial controls, reporting systems and procedures, and we will incur substantial expenses to test our systems. If our management is unable to certify the effectiveness of our internal controls or if our independent registered chartered accountants cannot render an opinion on management’s assessment and on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business.
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
     On May 19, 2004, we acquired all of the outstanding shares of Voyageur, a private Canadian company owned by Boise Cascade Corporation (47% owner), Abitibi Consolidated Company of Canada (21% owner), the Northwestern Mutual Life Insurance Company (17% owner) and Allstate Insurance Company (15% owner) for an aggregate purchase price of US$206.7 million (which included US$49.0 million of net working capital). The acquisition required us to pay up to US$10 million in additional consideration on March 31, 2005 in the event that OSB produced by the Barwick facility was sold at an average price that exceeds $275 per msf (3/8” basis) between the closing of the acquisition and December 31, 2004. The actual additional consideration paid on final settlement was US$8.6 million. Immediately following our acquisition of Voyageur, Voyageur was amalgamated with our wholly-owned subsidiary, Ainsworth Engineered Corp., a Nova Scotia unlimited liability company.
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
     On December 24, 2004, Ainsworth Lumber Co. Ltd. created Ainsworth Engineered Canada Limited Partnership, a British Columbia limited partnership. This partnership was created to facilitate the integration of our Canadian business operations under one entity. Each of Ainsworth Lumber Co. Ltd. and Ainsworth Engineered Corp. contributed the use of certain of their respective assets to the partnership for use in the carrying on of our Canadian operations. All Canadian business operations have been conducted by Ainsworth Engineered Canada Limited Partnership since January 1, 2005.
     On February 2, 2005, Ainsworth Lumber Co. Ltd. created Ainsworth Corp., a Minnesota corporation, for the purpose of channeling through one entity all sales of products made by us in our Canadian and American plants to our customers in the United States. Since February 2, 2005, our sales to our customers in the United States have been conducted through Ainsworth Corp.
     During the first quarter of 2005, we were selected as the preferred bidder for two timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area, covering an aggregate supply of approximately

1.4 million m3 of timber per year. Each of the licenses is for a term of 15 years. In connection with these bids, we made deposits with the British Columbia Ministry of Forests totaling $36.2 million, of which $30.2 million has since been returned to us, the remaining $4.7 million being non-refundable. The British Columbia Ministry of Forests recently submitted both licenses to us for acceptance of their terms. As part of the application for the timber licenses, the company is considering an opportunity to construct up to two OSB production facilities in these timber supply areas. To date, we have not made any commitments to accept these licences on their current terms or to proceed with the facilities.
     In March 2005, we entered into two volume supply arrangements to harvest approximately 10.51 million m3 of timber at commercial terms over a period of twenty years with renewal ability provisions. The agreements are with two First Nations businesses, Askee Development Corporation and Netaskinan Development Corporation in Alberta. The agreements allow for the harvest and delivery of hardwood and softwood timber to locations of Ainsworth’s choosing.
     In May of 2005 we (1) completed an exchange offer pursuant to which all of the US$275 million in aggregate principal amount of 7 1/4% Senior Notes due October 1, 2012 that we issued on September 22, 2004 were exchanged for an identical aggregate principal amount of 7 1/4% Senior Notes representing the same indebtedness due October 1, 2012, which were registered under the Securities Act of 1933; and (2) completed an exchange offer pursuant to which all of the US$175 million in aggregate principal amount of Senior Floating Rate Notes due October 1, 2010 that we issued on September 22, 2004 were exchanged for an identical aggregate principal amount of Senior Floating Rate Notes due October 1, 2010, which were registered under the Securities Act of 1933.
     During the third quarter of 2005, we commenced the expansion of the Grande Prairie facility. As part of the Grande Prairie expansion work, which includes the construction of a second production line, we have committed to purchase machinery, equipment, engineering and management support services totaling $150.0 million. The project is scheduled for completion in March 2007 and once completed will, following an initial ramp up period, add an additional 600 mmsf of OSB capacity to the Grande Prairie facility. Construction began in earnest in the fourth quarter of 2005 with major equipment deliveries expected to begin in the spring of 2006.
     On September 2, 2005, we completed the purchase for $9.1 million of 100% of the shares of Chatham Forest Products, Inc., a Rhode Island company which holds an air emissions permit and property rights for a proposed OSB project in Lisbon, New York. Of the total purchase price, US$6.1 million was paid in cash at closing with the remaining amount due in equal installments on March 2, 2007 and on the earlier of initial commercial OSB production or September 2, 2008. No commitment to proceed with the proposed OSB project has been made.
     On September 28, 2005, we notified Potlatch that we are claiming for the reimbursement of repair and related costs at the three Minnesota OSB facilities purchased from Potlatch on September 22, 2004. The basis of this claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when received.
     On November 13, 2005, we cancelled our five-year $50.0 million revolving credit facility. On December 14, 2005, we entered into a new five-year senior secured revolving credit facility with a different commercial lender. Our new credit facility allows us to borrow up to $100.0 million, subject to a borrowing base, which may reduce the total borrowings available to us under the facility. The facility is guaranteed by all of our restricted subsidiaries and will be secured by all of our and any guarantor’s presently owned and hereinafter acquired accounts receivable and inventory.
     Events Subsequent to our Fiscal 2005 Year-End
     In January 2006, production was interrupted at our Grand Rapids facility , due to a fire in a wood storage area, and later in the month, due to a mechanical breakdown of pressing equipment. A total of 14.7 production days were lost during the month before we resumed normal production levels. In March 2006, we announced that the facility will be shutdown for a period of 35 days, starting on April 10, 2006, for general and extraordinary maintenance.
     In February 2006, we received the required consents from the holders of our US$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, and of our US$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the notes. The amendments conform the limitation on liens covenant in the indentures relating to the notes with the covenant in the indenture relating to the company’s 7 1/4% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.
     In February and March 2006, the company, along with other North American OSB producers, was named as a defendant in several lawsuits alleging violations United States antitrust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The claim is in its initial stages. We believe that the allegations against us are entirely without merit.
B.	Business overview
     Markets in Which We Operate
     Oriented Strand Board Market
     OSB is a structural panel used in building applications, primarily as residential roof, wall and floor sheathing. Growth in the structural panel industry, which includes plywood and OSB, is primarily driven by new residential construction, home renovation and industrial market activity. RISI estimates that in 2005, 55% of all OSB and plywood structural panels consumed in the U.S. were used in the construction of single family homes, multi-family homes or mobile homes. In terms of total volume of OSB and plywood structural panels consumed in North America, RISI estimates that consumption increased from 32.1 bsf in 1995 to 45.8 bsf in 2005, a compounded average annual growth rate of 3.7%. The relative abundance of fast growing deciduous and under-utilized coniferous trees, combined with an automated manufacturing process, results in a significant cost advantage for OSB over plywood. RISI estimates that in 2005 the average variable cost of production of OSB was $154 per msf (3/8” basis) in western Canada, $178 per msf in the U.S. North Central region and $159 per msf in Ontario and Quebec, compared to a 2005 average variable cost of production of plywood of $278 per msf in British Columbia and $250 in the southern United States. Declining plywood-quality timber supplies are expected to continue to limit the efficient production of plywood. We believe OSB’s lower cost and comparable performance characteristics versus plywood will continue to drive the market shift from plywood to OSB and support the growth of our business. According to RISI, OSB’s share of the North American structural panel market has increased from 33% in 1994 to 58% in 2005, and is projected to grow to 74% of the market by 2009. Furthermore, RISI estimates that between 1994 and 2005 annual consumption of OSB in North America grew at a 9% compounded annual rate over the period. In addition to the growing commodity sheathing market, OSB continues to penetrate new markets through the use of new manufacturing techniques that incorporate OSB into higher valued specialty industrial products such as webstock, rimboard, radiant barrier sheathing and stair systems. The following table shows a representative production cost comparison between plywood and OSB:
Plywood and OSB Production Cost Comparison

	Plywood	OSB
Wood	$157	$56
Labor	64	29
Energy	18	8
Glue & Wax	21	39
Supplies	21	22

Gross Variable	281	154
Residuals	(30)	—

Total Variable	$251	$154

Source:	RISI, North American Wood Panels 5-Year Forecast, March 6, 2006: 2005 Average Variable Costs for Western Canadian OSB and Southern Yellow Pine Plywood ($ per msf 3/8” basis)

     Demand for structural panels has historically been correlated to residential and commercial construction and repair and remodeling industries in North America, Asia and Europe. According to RISI, from 1991 through 2005, U.S. housing starts grew at a 5.3% compounded annual growth rate while residential improvements expenditures (adjusted for inflation) grew at a 4.3% compounded annual growth rate. . According to figures reported by the US Commerce Department in January 2006, total U.S. housing starts for 2005 topped 2.06 million units, which is up 5.6% from 2004. Low interest rates, rising consumer confidence and strong household formation growth have bolstered U.S. housing starts to a level not experienced since 1973. We believe that housing starts will continue to be primarily single-family construction, as opposed to multi-family homes, which has accounted for approximately 80% of all homes built in the 2000 to 2005 period. In addition, according to RISI, the average single-family home size in 2005 was 2,456 square feet, over 17% larger than the average single-family home size in 1994.
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
     North American structural panel prices fluctuated considerably in the last fifteen years. Starting at recession lows in 1991, prices increased to record levels by 1994. The increase was particularly pronounced for OSB, but plywood prices also increased significantly. Due to large increases in OSB production capacity, OSB prices declined from 1995 to 1997, reaching a record low price of US$122 per msf North Central (7/16”) in April 1997. In 1998, OSB prices started to recover and reached historically high levels in July 1999 before again declining to a cyclical low in 2001 and 2002. By mid-2003, OSB benchmark prices had rebounded, peaking at a monthly average record of US$465 per msf North Central (7/16”) set in October 2003, well above the previous monthly average record of US$351 per msf North Central (7/16”) set in July 1999. In 2004, new record monthly average prices were set in each of February, March and April. The highest monthly average price was reached in April 2004, at US$508 per msf North Central (7/16”). After reaching the April 2004 peak, OSB prices generally declined during the remainder of the year. Monthly average prices fell to as low as US$235 per msf North Central (7/16”) in November 2004, before rebounding to US$299 per msf North Central (7/16”) in December 2004. In 2005, monthly average OSB prices continued to be quite volatile, ranging from a low of US$253 per msf North Central (7/16”) in August 2005 to a high of US$388 per msf North Central (7/16”) in each of March and October 2005.
     OSB benchmark prices increased significantly in 2004, averaging US$369 per msf North Central (7/16”), This increase resulted from tight supply and demand conditions in the structural panels market, brought on by a robust new home construction market. Structural panel market prices remained relatively high in 2005. The average monthly OSB benchmark price in 2005 was US$324 per msf North Central (7/16”), a decrease of approximately 14% from the record 2004 average prices. According to RISI, U.S. and Canadian housing starts, a major driver of structural panel demand, are expected to average 2.0 million per year between 2005 and 2010, and OSB demand is expected to grow at a 5.4% compounded annual growth rate over the same period.
     The North American OSB industry is relatively consolidated. The top five suppliers accounted for more than 70%, and the top eight suppliers accounted for more than 90%, of North American capacity in 2005.
     Given the growing demand for structural panels and the cost advantage of OSB over plywood, we expect that the OSB industry will introduce additional manufacturing capacity. Due to the long lead times associated with the construction and ramp up of new OSB mills, major capacity additions have traditionally taken 18 months to come on line and several more months to reach full production levels. RISI projects that the total North American OSB annual production capacity will increase by approximately 10 bsf, or 34%, between 2005 and 2010, while total plywood annual production in the same period will decrease by nearly 8 bsf, or 40%. RISI also projects that North American annual demand for OSB will increase by approximately 8 bsf, or 30%, during the same period, while total plywood annual demand will decline by 7.5 bsf, or 40%. Given these demand and supply dynamics, RISI projects the demand-capacity ratio for OSB to average 87% from 2005 through 2010.

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
Value-Added Industrial OSB Market
     Since its market introduction, OSB has gained acceptance as a low cost alternative to softwood plywood for use in residential construction as roof, wall and floor sheathing. Further development of process technology and advancements, such as greater flexibility in press sizes, has allowed OSB to penetrate new markets. In addition, higher demand and growing environmental concerns have increased pressure on North American timber supplies. More than ever, forest products manufacturers are developing methods to utilize timber resources as efficiently as possible. This is particularly evident in the engineered wood products industry, where producers are employing relatively new technologies to manufacture higher-valued products as replacements for traditional wood products. Engineered wood products are manufactured with lumber and panel products in a manner that maximizes physical strength and dimensional stability while minimizing the amount and cost of wood used as raw material. OSB is now gaining market share in these applications, which were previously restricted to materials such as lumber, plywood, medium density fiberboard, particleboard, lumber and non-wood products. For instance, wood I-beams or I-joists, comprised of OSB webstock, are a replacement product for lumber joists used in residential and non-residential construction. Value-added OSB products are generally sold at a premium to commodity OSB sheathing and tend to exhibit more stable demand characteristics.
Specialty Overlaid Plywood Market
     Specialty overlaid plywood is manufactured with resin impregnated paper sheets bonded onto one or both surfaces of the specialty engineered plywood panels under heat and pressure. The resulting product combines the strength of a heavy-duty wood product with the superior wear characteristics of an overlaid surface. These features effectively meet the demanding requirements of concrete forming, equipment decking and paint-grade signs. The principal application is in the manufacture of concrete forms where the overlaid feature offers a number of key benefits including a smooth concrete finish without defects or wood grain patterns, ease of removal from the cured concrete and durability. We believe that specialty overlaid plywood forms currently account for an estimated 20% of the total concrete forming market with the bulk of demand met with commodity non-overlaid wood panels. Specialty overlaid plywood is specified by contractors and architects in applications requiring smooth visible concrete surfaces, including high rise and sports complex construction, water treatment facilities, airports and highway infrastructure projects.
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
Our Business
Overview
     We are a leading manufacturer of engineered wood products including oriented strand board, or OSB, and specialty overlaid plywood. We are currently the fourth largest manufacturer of OSB in North America according to RISI, and we believe one of the lowest-cost suppliers of OSB to the markets we serve. Based in Vancouver, British Columbia, we own and operate three modern, strategically located OSB manufacturing facilities in Canada, and we maintain a 50% ownership interest in a fourth Canadian facility, the High Level OSB facility. High Level has the largest designed annual production capacity of any single-line OSB facility in the world and we believe that when production reaches its designed annual production capacity it will be one of the world’s lowest cost OSB facilities. We also own and operate three OSB manufacturing facilities located in northern Minnesota. In addition to our OSB operations, we are one of the two largest manufacturers of specialty overlaid plywood in North America.
     We use hardwood and softwood fiber for the production of OSB, and softwood for the production of specialty overlaid plywood. For the most part, our hardwood and softwood fiber is delivered to our facilities in the form of logs. We have long-term timber tenure agreements with the provincial governments of British Columbia, Alberta and Ontario, and other long-term supply agreements that currently provide approximately 87% of the wood fiber requirements for our Canadian operations.
     We produce, market and distribute a wide range of commodity and value-added OSB and specialty overlaid plywood products. We sell our products to North American and offshore export markets, primarily Japan. We have a well-established sales presence and long-standing customer relationships in our largest markets. In 2005, approximately 40% of our revenue was generated from our AinsworthEngineered(R) value-added products, including export-standard OSB and specialty industrial OSB and plywood products. These products generally exhibit more stable pricing and command a premium price over commodity OSB sheathing and commodity plywood sheathing products.
     In the last 12 years we have been involved in the construction of three OSB facilities in western Canada, including 100 Mile House in British Columbia (completed in 1994), Grande Prairie in Alberta (completed in 1995 and currently under expansion), and High Level in Alberta (completed in 2000). We also operate a specialty overlaid plywood mill in Savona, British Columbia and an associated veneer plant in Lillooet, British Columbia.
     On May 19, 2004, we acquired all of the outstanding shares of Voyageur Panel Limited, a private Canadian company that owned and operated an OSB facility in Barwick, Ontario, approximately 440 kilometers (275 miles) north of Minneapolis, Minnesota. In 2003, approximately 83% of the sales volume for the Barwick facility was commodity-grade OSB sheathing panels. Since acquiring the Barwick facility, we have increased its annual production capacity by approximately 7%, from 440 mmsf to the current estimated annual production capacity of 470 mmsf. We have also implemented key management changes and renegotiated several commercial contracts on more favorable terms. In 2005, approximately 18% of the Barwick facility’s sales volume was generated from value-added products. In 2005, substantially all of the Barwick facility’s shipments were to the United States, primarily to customers located in the Central region of the United States.
     On September 22, 2004, we acquired all of the assets and certain related net working capital used by Potlatch in the operation of three OSB facilities located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The assets were acquired from Potlatch by Ainsworth Engineered (USA), LLC, our wholly-owned subsidiary, for a purchase price of approximately US$455.5 million.
     During the first quarter of 2005, we were the successful bidder for two timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area, covering in aggregate approximately 1.4 million m3 of timber per year for a term of 15 years. In connection with these timber licenses, we are considering an opportunity to construct up to two OSB production facilities in these timber supply areas. The British Columbia Ministry of Forests recently submitted both licences to us for acceptance of their terms. To date, we have not made any commitments to accept these licences on their current terms or proceed with the facilities.
     During the third quarter of 2005, we commenced an expansion of the Grande Prairie OSB facility that primarily involves the construction of a second production line capable of producing OSB and other structural engineered wood products. The expansion is scheduled for completion in March 2007 and, following an initial ramp up period, will provide us with an additional 600 mmsf of annual OSB production capacity, an increase of 18% from our current estimated annual OSB production capacity of 3,375 mmsf. Construction on the Grande Prairie expansion began in the fourth quarter of 2005 and major equipment deliveries are expected to begin in the spring of 2006. We have already committed to purchase machinery, equipment, engineering and management support services totaling $150.0 million and estimate the total costs for the expansion project to be approximately $260.0 million. Through long-term agreements with the Province of Alberta and private wood vendors, we currently have access to a secure, sustainable source of wood fiber that can supply all of the fiber that will be used by Grande Prairie’s new production line at its designed annual production capacity of 600 mmsf of OSB.

     We believe that the Grande Prairie expansion will add another high-quality, modern OSB production line to our system and will allow us to capitalize on the significant growth opportunities in the structural engineered wood products business and diversify our product offerings. We plan to use the continuous press technology to produce commodity and value-added OSB products and other strand-based proprietary products for use in heavy structural building applications, such as window and door headers in residential construction. These proprietary products will primarily compete with other wood products, including solid lumber, laminated veneer lumber (LVL) and glue laminated beams. We believe that structural engineered wood products will continue to replace solid wood products in a number of building applications due to their superior performance characteristics, flexible size and lower installation costs.
     On September 2, 2005, we completed the purchase for $9.1 million of 100% of the shares of Chatham Forest Products, Inc., a company which holds an air emissions permit and property rights for a proposed OSB project in Lisbon, New York. Of the total purchase price, US$6.1 million was paid in cash at closing with the remaining amount due in equal installments on March 2, 2007 and on the earlier of initial commercial OSB production or September 2, 2008.
     On September 28, 2005, we notified Potlatch that we are claiming reimbursement of repair and related costs at the three Minnesota OSB facilities purchased from Potlatch on September 22, 2004. The basis of this claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when received.
     Our business has grown significantly over the last 12 years and as a result, the construction, expansion and modernization of OSB facilities has become an ongoing part of our corporate development. We completed 100 Mile House in 1994, Grande Prairie in 1995 and High Level in 2000. We have made additional capital improvements at 100 Mile House and Grande Prairie since their commissioning, and we are currently adding a second production line at our Grande Prairie facility for completion in 2007.
     We review opportunities from time to time to acquire rights to harvest or purchase fiber supplies and we respond to requests for proposals to bid for timber licenses that we consider would be of benefit to the company, with a view to constructing future production facilities or supplementing fiber supply for existing production facilities. We cannot assure you that we will be the successful bidder in any of these proposals or that we would ultimately proceed to construction if we were the successful bidder.
     Our common shares are traded on the Toronto Stock Exchange. For the year ended December 31, 2005, we generated revenues of $1,248.2 million and net income of $153.2 million. For the year ended December 31, 2005, we generated 91.2% of our revenues from OSB sales.
Competitive Strengths and Opportunities
     We believe that our business has the following competitive strengths and opportunities:
     Established Modern OSB Facilities.
     Our four established Canadian OSB facilities, 100 Mile House (British Columbia), Grande Prairie (Alberta), High Level (Alberta) and Barwick (Ontario), utilize modern automated equipment and have economies of scale that increase efficiency and provide us with competitive advantages. The High Level facility, which we jointly own with another OSB producer, is the world’s largest single-line OSB facility with a designed annual production capacity of 860 mmsf, twice that of the average North American single-line OSB facility. When High Level reaches its designed annual production capacity, we expect that this facility will be one of the world’s lowest-cost producers of commodity sheathing OSB, benefiting from economies of scale, a low-cost wood supply and state-of-the-art manufacturing equipment. High Level utilizes a continuous press that results in greater production capacity, faster press times and higher productivity. Our wholly-owned Grande Prairie facility was recently benchmarked by an independent forest products research firm against 15 other North American OSB facilities and scored in the top quartile in a number of key operational measures based on calendar year 2004, including total production costs, employee productivity and wood recovery. Production at our wholly-owned 100 Mile House facility is focused on value-added products that command premium pricing and generally yield higher margins than commodity OSB sheathing. In 2005, 100 Mile House’s value-added OSB products represented approximately 74% of this facility’s total output. The Barwick facility was completed in 1997, and uses modern automated equipment that allows us to adjust our relative production of commodity and value-added OSB products to changes in market price and customer demand. Our recent acquisition of the three Minnesota OSB facilities has significantly enhanced our geographic balance, flexibility and product diversity and allowed us to optimize our overall efficiency and increase our ability to provide excellent service and flexibility to customers in the Central and Western regions of the United States. The acquisition of the Minnesota OSB facilities has also resulted in us obtaining additional intellectual property that has enabled us to access new specialty product markets across our entire operations.
     Proven OSB Operators.
     Our senior managers average over 20 years of experience in the forest products industry and most of them played key roles in the design and implementation of the 100 Mile House, Grande Prairie and High Level OSB facilities. All three OSB facilities were completed on time and on budget. We completed construction of the 100 Mile House facility in 1994 with a designed annual production capacity of 360 mmsf and currently operate the mill at an estimated annual production of approximately 425 mmsf or 18% above its original designed capacity. Similarly, we completed construction of the Grande Prairie facility in 1995 with a designed annual production capacity of 540 mmsf and currently operate the mill at an estimated annual production of approximately 665 mmsf, or 23% above its original designed capacity. The Grande Prairie facility is currently under expansion. We also have improved our OSB profitability by reducing production costs while manufacturing a greater percentage of value-added products. Since acquiring the Barwick facility in May of 2004, we have increased its annual production capacity by approximately 7%. The Barwick facility currently has an estimated annual production capacity of 470 mmsf, which we believe we can increase to 500 mmsf by the end of 2006. The Minnesota OSB facilities have an estimated aggregate annual production capacity of 1,385 mmsf. We believe we can increase the annual production capacity of our Minnesota OSB facilities to 1,500 mmsf by the end of 2007. According to an independent benchmarking study of 16 North American OSB mills’ 2004 operating results, we have one of the best asset utilization rates in the industry, expressed in terms of OSB production per square foot of press.
     Leading Market Positions.
     We are a leader in the value-added markets we serve, including export-standard OSB and specialty industrial products. We have the largest installed capacity designed to serve the growing Japanese OSB market. Both our 100 Mile House and Grande Prairie facilities were specifically designed to economically produce three-foot wide panels used in Japanese construction, as compared with four-foot wide panels used in North America. We are also a principal supplier of specialty overlaid plywood used to manufacture long-lasting concrete forming panels for the construction markets in Canada, the United States and the United Kingdom.
     Growing Value-Added Product Mix.
     Our business strategy is to continue to increase our revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, which enhances our profitability. Value-added products also exhibit more stable pricing than commodity OSB. We plan to continue to use our versatile manufacturing equipment to enhance our offerings of high-quality AinsworthEngineered(R) value-added products across our OSB and specialty plywood businesses. Our core management has skills and experience in all aspects of the value-added engineered wood products business, including product development, manufacturing, marketing and distribution, among others. We believe that our value-added product strategy improves our financial results and helps us maintain profitability through industry cycles. We also believe that our recent acquisition of the Minnesota OSB facilities has provided us with a significant opportunity to expand our value-added product mix. In 2005, approximately 15% of the Minnesota OSB facilities’ sales volume was value-added products. We believe we will be able to increase output of value-added products to approximately 25% of total sales volume by 2007. The addition of the second production line at our Grande Prairie facility, which is currently under construction and is scheduled for completion in early 2007, will further support our value-added product strategy. The continuous press technology that will be employed in this new line will allow us to produce a number of structural engineered wood products including OSB and oriented strand lumber.
     Strategically Located OSB Facilities.
     The 100 Mile House, Grande Prairie and High Level facilities are within close proximity to western ports, providing us with a transportation cost and logistical advantage for supplying the western United States and Japanese markets. For example, the proximity of our 100 Mile House facility to the port of Vancouver allows us to supply our Japanese customers with less lead-time and at a lower cost than our North American competitors. In addition, all three of our western OSB facilities have rail access, which facilitates the cost-effective shipping of our products into the Central and Western regions of the United States. The Barwick facility, located close to the U.S. border in western Ontario, also has direct rail access, which provides us with competitive access to the Central region of the United States. The Minnesota OSB facilities, located in northern Minnesota, close to our Barwick facility, have increased our presence in this important market and further diversified our customer base. In addition, each of the Minnesota OSB facilities has direct access to rail and highway transportation, which allows them to provide cost-effective shipping to the western and central regions of the United States.
     Timber Tenure Agreements
     The following table presents information about the long-term wood fiber supply agreements at each of our Canadian OSB facilities:

	Estimated Annual	Long-term Supply	Percent of
	Requirement (m3)	Agreements (m3)	Requirement
100 Mile House	650,000	605,000	93	%(1)
Grande Prairie(2)	979,000	791,000 (3)	81	(4)
Barwick	737,000	551,000	75
High Level(5)	1,323,000	1,261,000	95

Total	3,689,000	3,208,000	87%

(1)	100% beginning in 2007 due to increased supply of timber.

(2)	Does not take into account the new second production line at Grande Prairie.

(3)	984,000 m3 until 2007.

(4)	101% until 2007.

(5)	Assumes the High Level OSB facility is operated at or near its designed annual production capacity of 860 mmsf. At the current rate of production, the facility’s available fiber supply is well over 100% of requirements.
     British Columbia
     Forest License
     We hold Forest License A18700 in British Columbia. This forest license covers the timber supply area of Lillooet, British Columbia. The Lillooet timber supply area consists of approximately 1.1 million hectares (2.7 million acres) in the Kamloops, British Columbia forest region and serves as the primary timber source for our Lillooet veneer plant. The forest license is renewable and the current term extends until 2013. We are currently entitled to harvest an allowable annual cut, or AAC, of approximately 320,000 m3 under our forest license. The AAC of our forest license can supply approximately 85% of the current timber requirements of our veneer and specialty overlaid plywood operations either directly or through a long-term log trade agreement with third parties. The remaining percentage, primarily fir peeler logs, can be met through purchases of timber harvested from government-owned lands by other license holders and through purchases of logs from private landowners, farmers and woodlot owners.
     In 2003, the British Columbia government introduced the Forestry Revitalization Act which resulted in significant changes to the provincial forest management structure. The changes included a 20% reduction in harvesting rights for holders of long-term tenures and the introduction of an auction-based timber pricing system. The Province indicated that licensees will be fairly compensated for the reduction in harvesting rights and related costs such as roads and bridges. We were recently compensated $23 per m3, or $0.7 million, for a reduction of approximately 29,600 m3 in our existing allowable annual cut.

     Pulpwood Agreement
     We hold Pulpwood Agreement No. 16 to support our OSB operations at 100 Mile House, British Columbia. This pulpwood agreement stipulates that before we can harvest any pulpwood under the agreement, every reasonable effort must be made to obtain the total suitable raw material requirements for the OSB mill from (1) logging residues produced by us, including the fiber produced by West Fraser Mills Ltd. in the 100 Mile House area pursuant to the terms of our fiber supply agreements with West Fraser, and (2) logging residues and pulpwood timber purchased from other sources within the timber supply areas covered by the pulpwood agreement. If we are unable to meet our requirements from these sources, then we are entitled to harvest up to 330,000 m3 per year of the pulpwood stands within the timber supply area covered by the pulpwood agreement.
     We estimate that, in the long run, we will use all of our 330,000 m3 of harvesting rights within the timber supply area covered by the pulpwood agreement. Our agreements with West Fraser ensure a long-term supply of 100,000 m3 per year through 2006 and 150,000 m3 beginning 2006 through 2011. Our agreements with West Fraser may be subject to a reduction as a result of West Fraser’s 20% take back as a result of the Forestry Revitalization Act. In 2003 and 2004 we also secured long-term access to an additional 175,000 m3 per year of pulpwood in the form of government tenures. The balance of our annual requirement will be derived from market purchases and shorter term agreements.
     Alberta
     Grande Prairie Deciduous Timber Allocation
     In 1994, we were granted a deciduous timber allocation, or DTA, in connection with our Grande Prairie OSB facility. The Grande Prairie DTA is a renewable 20-year certificate allowing for an annual harvest of approximately 791,000 m3 of deciduous timber, which expires in 2015. The Alberta Ministry of Sustainable Resources issues timber licenses that operate in conjunction with the DTA and specify where timber harvesting will take place within a five-year period. As the holder of the DTA, we were required to construct and operate the Grande Prairie OSB facility and must process all timber harvested under the DTA at these facilities. We are also obligated to initiate a program of private log purchases and to conduct our operations and forest management program in accordance with provincial legislation and the requirements of the Alberta Ministry of Sustainable Resource Development. In addition, as a result of undercutting of the DTA allowable harvest during the 1995 to 2000 period, and the 2001 to 2005 period, we have rights under our DTA certificate to harvest an additional 3,000,000 m3 of timber at our chosing through to 2025.
     Our Grande Prairie DTA is the primary source of fiber for our Grande Prairie OSB facility, capable of supplying approximately 100% of the plant’s fiber requirements at full capacity during the period 2006 to 2025, and approximately 80% in subsequent years. The mill’s fiber requirement was 958,000 m3 for the year ending December 31, 2005. The balance of the Grande Prairie OSB plant’s requirements can be purchased from other low-cost sources, including private land and government purchases, industrial timber salvage, incidental deciduous volumes generated by non-DTA harvesting operations of other operators and volume gained through modified harvesting practices to increase utilization.
     The fiber for the new second production line at Grande Prairie, scheduled to commence OSB production in early 2007, will be derived from a combination of long-term DTA agreements with the Alberta government and long-term private wood purchase contracts. We estimate that the long-term agreements will be sufficient to supply all of Grande Prairie’s second production line’s anticipated requirements at its designed annual production capacity of 600 mmsf of OSB. We expect to source some of our annual requirements from market purchases and shorter term agreements in order to minimize our fiber costs.
     High Level Deciduous Timber Allocation and Forest Management Agreement
     In 1996, the Alberta Lands and Forest Service issued a call for proposals for a DTA located in the Footner Timber Development Area. We made a joint proposal with another OSB producer, through Footner Forest Products Ltd., to construct and operate an OSB plant at High Level, Alberta. For more information regarding the co-

ownership of Footner, see the section titled “Co-Ownership Arrangements for High Level”. Footner was successful in its proposal. The timber allocation is approximately 880,000 m3 of deciduous timber annually for a period of 20 years and is supplied through a renewable joint Forest Management Agreement which supplies 701,000 m3, and three renewable DTAs which supply 170,000 m3. In 2002, Footner, on behalf of us and the other co-owner, entered into a FMA with the Province of Alberta and Tolko Industries Ltd., which provides us with a long-term agreement to establish, grow, harvest and remove all deciduous timber on a sustained yield basis within the area covered by the FMA. The FMA was formally approved by the government of Alberta in July of 2002. We received government approval in April 2004 to increase our annual allowable cut on the FMA from the existing 677,000 m3 to 701,000 m3. Footner has also negotiated 20-year volume supply agreements of approximately 390,000 m3 annually with aboriginal groups who hold DTAs or own their land.
     The High Level FMA, the DTA and the long-term supply agreements with aboriginal groups are the primary fiber source for the High Level OSB plant, supplying approximately 95% of the plant’s anticipated fiber requirements once it achieves its designed annual production capacity. Other sources of fiber available to us include purchases from private landowners and the government, industrial timber salvage and incidental deciduous volumes generated by non-DTA or joint FMA harvesting operations of other operators.
     Ontario
     We have a long-term timber supply agreement with the Province of Ontario that is administered through related agreements with two major pulp and paper companies who hold Sustainable Forest Licences, or SFLs, with the Province of Ontario. This agreement ensures that a defined timber volume will be harvested solely for use by the Barwick facility. This timber volume commitment from the Province of Ontario represents up to 551,000 m3 per year or approximately 75% of current fiber requirements of the Barwick facility.
     Timber Supply Agreement
     We have a timber supply agreement with the Province of Ontario that provides for a direct license to us, or to entities with related contracts to deliver timber to us, to harvest from public land up to 475,000 m3 of timber annually from the Crossroute Forest Crown Management Unit, or CMU, located adjacent to the Barwick facility, and 76,000 m3 of timber annually from the Dog River-Matawin Forest. This timber supply agreement is renewable and the current term expires in September, 2015. The AAC of this agreement can supply approximately 42% of the current fiber requirements of the Barwick facility. We have a re-stated timber supply agreement with Abitibi Consolidated Inc., or ACI, under which ACI oversees timber harvesting on our behalf on the Crossroute Forests. We are working to establish a new wood supply service agreement with Abitibi in 2007.
     Private Wood
     Timber requirements for the Barwick facility beyond the 551,000 m3 per year available from public lands are currently satisfied through purchases of timber from private lands in Ontario and Manitoba at open market prices. At an annual OSB production rate of 470 mmsf, approximately 25% of the current fiber requirements of the Barwick facility are purchased on the open market.
     Minnesota
     The Minnesota OSB facilities use a mix of hardwood tree species, predominantly aspen and birch, as well as balsam, balm, basswood and pine, as the primary raw materials for their products. The location of the mills in the forested northern portion of Minnesota has enabled them to obtain an adequate supply of wood fiber from within reasonable distances of the mill sites. Minnesota has a very diverse and fragmented land ownership demographic. Ainsworth controls approximately 20% of its annual timber supply requirement through timber permits purchased at auctions. The remaining 80% of its timber supply requirement is sourced from open market suppliers and private timber contracts. In late 2004, Ainsworth entered into a log supply contract with Potlatch Corporation. Under the terms of the contract Potlatch will supply a minimum of 95,000 green tons per year over the next five years. The mills generally do not enter into long-term wood fiber supply contracts with third parties.

Timber Harvesting and Forest Management
     We are committed to responsible harvesting, reforestation and sustainable forest management practices that are sensitive to environmental and social considerations as well as the need to preserve a varied forest species mix. The forest management techniques that we utilize are in accordance with governmental laws, regulations and policies and promote the long-term viability of the forest resource.
     British Columbia
     Timber Harvesting
     We have adopted a strategic timber harvesting plan approved by the Ministry of Forests that integrates harvesting from our forest license and pulpwood agreement with timber volume supply agreements with West Fraser Mills Ltd. to ensure that logs are directed to specific mills and end uses that maximize the return on the timber resource. We manage these resources on a sustained yield basis. Rationalization of the flow of logs to our mills reduces our dependence on purchased logs. Timber harvesting is planned and supervised by our woodlands staff, while harvesting and log hauling are performed by independent contractors. Most of these independent contractors have long-standing relationships with us. At 100 Mile House and Lillooet, the temperate climate allows for year-round logging, subject to periodic limitations resulting from adverse weather conditions and other factors.
     Forest Management
     Since early 2000 we have worked with other forest tenure holders in our British Columbia timber supply area to develop a sustainable forest management (SFM) plan based on the Canadian Standards Association (CSA) certification system. Effective June 18, 2004, we achieved ISO 14001 Environmental Management System registrations, an environmental management certification system for forestry related activities, on both the Lillooet license and Pulpwood Agreement No. 16. In 2004 we achieved CSA certification CAN/CSA-Z809, an independent certification standard evidencing that our forests are being managed according to established principles of sustainable forest management, on the Lillooet license. In addition, we have chain of custody process for our specialty plywood products, from their origin as timber through all stages in the transformation process to the point at which they are delivered to our customers as finished products.
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
     Timber licenses under the DTA are issued as a right upon compliance with cut control and other regulatory requirements.
     Logging operations at both the Grande Prairie and the High Level facilities employ tree-length and cut-to-length roadside logging methods. Year-round log deliveries are limited by wet ground conditions and a lack of gravel for road ballast and construction. Grande Prairie ground conditions and infrastructure allow for an approximately eight-month logging season. At the High Level OSB facility, the majority of the logging season is compressed into a 100-day period in the winter, with very limited options for non-frozen ground operating conditions. Terrain in the harvesting areas is flat to gently rolling, with the main road systems previously put in place for oil and gas exploration and past coniferous timber logging operations.

     Forest Management
     We have developed a detailed forest management plan for the Grande Prairie DTA and have committed to a proactive public involvement program in the development of the plan. The detailed forest management plan has received governmental approval. We have also completed an independent audit of our operations at Grande Prairie, the results of which were submitted to the government and summaries made available to the public. The audit established that we met or exceeded government requirements. In November 2003, our Grande Prairie woodlands achieved ISO 14001 registration, an environmental management system that applies to forestry, logging, and related activities under the DTA. In November 2004, our Grande Prairie woodlands were also certified under CAN/CSA—Z809, a certification that forests are being managed according to established principles of sustainable forest management.
     At the High Level OSB facility, Footner, on behalf of the co-owners, has in place a detailed forest management plan under the Footner-Tolko joint FMA. Footner also achieved, in December of 2004, ISO 14001 registrations and certification under CAN/CSA—Z809.
     Ontario
     We have established our own program for fiber procurement to the Barwick mill that we believe improves our operations and our competitive position. We have a re-stated timber supply agreement with ACI under which ACI oversees timber harvesting on our behalf on the Crossroute Forests. Since the Barwick facility draws wood from the same general region as ACI’s Fort Frances pulp and paper mill, our objective is to benefit from accessing an established road network and experienced timber harvesting and forest management operations. The delivery of timber from the Bowater SFL covering the Dog River Matawin Forest is governed by a memorandum of agreement with Bowater.
Environmental Regulation
     In addition to the laws and regulations governing the management and stewardship of the forests where we harvest timber, we are subject to numerous environmental laws and regulations of general application, including those relating to air emissions, effluent discharges, waste management and remediation of contaminated soil and ground water. Environmental laws and regulations may impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Compliance with environmental laws and regulations can significantly increase the costs of our operations and otherwise result in significant costs and expenses. Violations of environmental laws and regulations can subject us to additional costs and expenses, including defense costs and expenses and civil and criminal penalties. We have obtained, or are applying for amendments to, the necessary environmental operating permits required to conduct our business. These include, for example, permits for emissions, landfills for disposal of boiler ash and beneficial use of certain solid waste. We believe that all of our operations are in substantial compliance with all operating permits. Any future change in requirements or in the enforcement of existing regulations could result in incremental cost and potentially restrict our operations.
     The British Columbia Ministry of Forests has alleged that the construction methodology and maintenance practices employed by us when building a logging road extension near Lillooet in 2003 contravened the Forest Practices Code of British Columbia Act. We have investigated the allegations, terminated or otherwise disciplined employees we determined were responsible for the infractions, and plan to complete remediation of environmental damage that resulted by no later than August 3, 2006. We estimate the cost of further required remediation at approximately $0.3 million and, based upon our history of compliance and prompt response to the incident, will request that the Ministry impose an administrative penalty substantially below the $1.6 million maximum authorized by law.
     In 2004, the U.S. Environmental Protection Agency developed new Maximum Achievable Control Technology (“MACT”) requirements that establish new air emission limits for OSB and plywood manufacturing facilities, including the Minnesota OSB facilities. Compliance with these standards will be required by October 1, 2007. In 2005, the Ontario Ministry of the Environment introduced new air emission standards and reporting requirements which affect all industries in the Province of Ontario. Some of these standards became effective in November 2005, while the timelines for overall compliance vary depending upon the NAICS classifications of the industries in question. We expect that our facility in Barwick, Ontario will not be required to comply with these requirements before 2013.
Transportation and Distribution
     Our finished products are generally marketed on a delivered-price basis and transported by common carriers. Timely and economical delivery of finished goods to customers are important factors in our ability to compete effectively. Virtually all sales are shipped directly to customers.
     A significant portion of the delivered cost of our products is transportation costs. We have entered into various rail, truck and ocean transportation agreements to provide reliable and competitive transportation services. Our operations have the flexibility to load their products onto various types of rail and road equipment, enabling them to take advantage of the most competitive rates. We also minimize freight costs by shipping products from the most logistically cost-effective mill. Our current North American transportation strategy involves shipping approximately 75% of our total production by rail, with the remainder shipped by truck. We continually test alternative transportation options to minimize overall freight costs. Our significantly large volume of annual shipments provides considerable leverage for negotiating lower rates and more cost-effective transport equipment.
     Inventory adjustments are regularly required to manage short-term demand imbalances and to consistently meet delivery schedules. Our practice is to ship production immediately against an order file. However, our facility warehouses can accommodate approximately five to seven days’ production if there is an interruption in the transportation links.
     Marketing and Sales
     The principal markets for our products are the United States, Canada, Asia and the United Kingdom. In North American markets, products are sold through our Vancouver sales office to a large network of wholesale distributors, building materials professionals and other integrated forest products companies such as Louisiana-Pacific, Boise and Roseburg Forest Products. Sales to Japan and other overseas markets are handled by Interior Export Lumber Sales Ltd., or Interex, a cooperative sales company owned by six western Canadian forest product companies, including ourselves. Within Interex, we are the sole wood panel producer, providing both OSB and specialty overlaid plywood products. The combined volume and mix of products provided by Interex enables the members to more effectively compete against other large-scale, integrated forest product companies than would be the case if each member independently employed an export marketing program. Interex maintains sales offices in Vancouver and Tokyo, Japan, and has local representatives in other major markets. Interex receives a commission on the sales that it consummates. Any commission amounts exceeding Interex’s operating costs are refunded to its members on a yearly basis based on volumes shipped. We also have sales agents in a number of overseas markets that service key OSB and specialty overlaid plywood customers.
     The following table sets out our net sales by region for the fiscal years 2005, 2004 and 2003.

	Year ended December 31,
	2005	2004	2003
	(in thousands)
Geographic sales information(1)
Canada	$81,602	$106,837	$94,277
United States	1,135,313	763,952	410,212
Asia	20,943	29,492	30,431
Europe	10,373	9,641	8,067

Total	$1,248,231	$909,922	$542,987

(1)	Sales figures reported in this table include freight revenue.
     A key component of our business strategy is to target higher-end niche markets where products successfully compete on the basis of superior quality and performance while maintaining a low-cost position on commodity sheathing OSB products. To this end, we have been active in understanding customer needs as they relate to the growing acceptance of engineered wood systems for housing construction. Additionally, we continue to identify new market opportunities in non-construction sectors and are responding by developing products with the required performance attributes. See “Research and Development; Intellectual Property”.
Competition
     We compete in North America and in Japan with numerous wood products companies, ranging from very large integrated firms, several of which are larger than we are, to smaller firms that manufacture only a few items. We also compete indirectly with many firms that manufacture substitutes for wood building materials.
     In the North American market for commodity sheathing OSB, we compete principally with numerous plywood sheathing producers and other North American OSB producers such as Weyerhaeuser, Tolko, Norbord, Canfor, Louisiana-Pacific and Grant Forest Products, depending on market destination and producing mill location. Factors including production costs, freight charges and market dynamics between producing and consuming regions have an impact on the competitive position of all potential structural panel suppliers in a given market. OSB’s significant cost advantage over plywood continues to support OSB market growth.
     In the value-added OSB product lines, differentiation based on product quality, technical know-how and customer service — supported with our strategic brand positioning — has provided us with a competitive advantage over other, mostly commodity-driven OSB producers. We sell value-added AinsworthEngineered(R) webstock and rimboard OSB to most engineered floor systems manufacturers including Boise, Louisiana-Pacific, Roseburg Forest Products and Pacific Wood Tech, enabling them to more effectively compete with Trus Joist (a Weyerhaeuser business), currently the world leader in engineered wood production and marketing.
     The introduction of OSB to the Japanese market is relatively new. Although OSB currently represents only a small proportion of the Japanese panel market, we expect OSB to capture an increasing share of the Japanese structural panel market, albeit at a much slower pace than the one experienced in North America over the last 30 years. We hold a leading position in that market, with an estimated 30% market share for all OSB imported into Japan in 2005. Other North American OSB producers have generally played only a peripheral and opportunistic role in this market. Our principal competition in Japan remains domestic softwood plywood, Southeast Asian hardwood plywood and European OSB.
     For the past several decades, two companies have been the predominant suppliers of specialty overlaid plywood to the North American concrete-forming market, Ainsworth and Olympic Panel Products (formerly Simpson Timber). Olympic Panel continues to be our primary competitor and has a similar manufacturing and marketing approach to their business. Over the years, opportunistic, smaller-size producers have attempted to make inroads into this market but have succeeded only to a very limited extent. We believe that the current competition encountered from cheaper, non-overlaid concrete-forming plywood will gradually erode as end-users become educated about the benefits and the installed cost-effectiveness of an initially more costly product line.
Research and Development; Intellectual Property
     We focus our research and development efforts on improving manufacturing efficiencies and developing new or improved products designed to expand the offering of our AinsworthEngineered(R) OSB and specialty plywood products. We also actively work with our customers to develop customized engineered wood products using the modern, versatile manufacturing equipment in place at our OSB and specialty plywood manufacturing facilities. For instance, we often produce engineered strand-based wood products with enhanced structural properties for certain North American customers that may lead to new market opportunities by providing cost effective alternatives to products offered by our competitors. We do not have an internal technology centre at this time. We conduct our proprietary research in various research institutions, while also relying on the expertise of a number of our key suppliers. Beyond our very strong focus on our short and medium-term proprietary research efforts, we are also working to enhance strategic alliances with industry and educational institutions with the aim of fostering the development of longer-term opportunities. We own several patents and trademarks related to our OSB and specialty plywood businesses.

     Legal Proceedings
     In February and March 2006, the company, along with other North American OSB producers, was named as a defendant in several lawsuits alleging violations of United States antitrust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The claim is in its initial stages. We believe that the allegations against us are entirely without merit. While the outcome of this claim is uncertain, we do not believe that it will have a material effect on the company's financial position, earnings or cash flows.
     From time to time, we are involved in legal proceedings relating to claims arising out of our operations in the ordinary course of business. We do not believe there are any material proceedings pending or threatened against us or any of our properties.
C.	Organizational Structure
     The company’s business and property interests are held either directly or through wholly owned subsidiaries Additional information on the organizational structures is provided under “History and Development of the Registrant” section of this report.
D.	Property, plant and equipment
     Overview
     Facilities
     Our facilities have a total estimated annual production capacity of approximately 3,375 mmsf of OSB and 155 mmsf of specialty overlaid plywood. We have some of the most modern, productive manufacturing facilities in North America. In fiscal 2005 we incurred capital expenditures of approximately $57.3 million, of which $34.7 million is related to the Grande Prairie expansion. Our facilities generally operate at or near their estimated annual production capacities, other than High Level which is still ramping up to its designed annual production capacity.

Estimated
Annual
Production
Capacity(1)
Oriented Strand Board (mmsf)
Grande Prairie, Alberta(2)	665
100 Mile House, British Columbia	425
Barwick, Ontario	470
High Level, Alberta (50%-owned by us)(3)	430
Bemidji	565
Cook	430
Grand Rapids	390

Total OSB annual production capacity	3,375
Specialty Overlaid Plywood (mmsf)
Savona, British Columbia (Plywood)	155

(1)	As of December 31, 2005

(2)	We are currently expanding the capacity at our Grande Prairie facility through the construction of a second production line. This new production line is expected to be in operation by March 2007 with a designed annual production capacity of 600 mmsf of OSB, thereby increasing our estimated total annual OSB capacity by 18%.

(3)	This facility is in its ramp-up phase. Its designed annual production capacity is 860 mmsf and 50% of the production is ours. The mill is currently running at approximately 77% of designed annual production capacity.

Oriented Strand Board
     Grande Prairie.
     In Grande Prairie, Alberta we own and operate one of the world’s largest capacity single-line OSB facilities. This facility began production in December 1995 with a design annual production capacity of 540 mmsf (3/8” basis). It currently operates at an annual capacity of approximately 665 mmsf (3/8” basis), or 23% above the original design capacity. The facility consumes approximately 1,000,000 m3 of fiber annually. The Grande Prairie operation occupies about 160 acres of land owned by us and has easy access to rail service. Grande Prairie uses a 12-foot wide forming line and press that provide the flexibility to cost-efficiently produce a variety of panels in dimensions and grades to suit both the North American and Japanese building construction and industrial markets. Grande Prairie’s low-cost position is supported by an abundant and economic fiber supply, economies of scale and superior up-time and on-grade performance.
     This facility is at this time focused on efficiently servicing the needs of North American residential construction. In 2005, shipment volumes of standard, commodity OSB wall and roof sheathing accounted for 86% of total shipments. The balance of shipments comprised value-added, engineered wood products including rimboard and webstock.
     In 2002, we invested approximately $9 million in Grande Prairie to increase capacity and reduce production costs. During the third quarter of 2005, we commenced an expansion of the Grande Prairie facility. As part of this expansion work, comprising the construction of a second production line, we have committed to purchase machinery, equipment, engineering and management support services totaling $150.0 million. The project is scheduled for completion in March 2007 and it will, following an initial ramp up period, add an estimated additional 600 mmsf of OSB annual production capacity to the Grande Prairie facility.
     100 Mile House.
     We own and operate the 100 Mile House, British Columbia facility, which began operations in the fall of 1994. We originally built 100 Mile House with a design annual production capacity of 360 mmsf (3/8” basis) and currently operate the facility at an annual capacity of approximately 425 mmsf (3/8” basis), or 18% above the original design capacity. The facility consumes approximately 638,000 m3 of fiber annually. The 100 Mile House operation occupies about 57 acres of land owned by us and is directly serviced by rail.
     This facility was the first OSB operation in the world to adopt a nine-foot wide forming line and press that provide significant flexibility over the more traditional eight-foot wide press allowing us to efficiently serve the Japanese residential construction market where three-foot wide OSB is the standard. In addition, this facility is our principal source of value-added OSB products for North American residential construction including webstock for manufacture of wood I-joists, rimboard for construction of engineered floor systems, stair treads and “jumbo panels” used in recreational vehicles (RV) and structural insulated panels (SIP) manufacturing. In 2005, 74% of shipment volumes from 100 Mile House were value-added and export OSB products.
     Barwick.
     In May 2004, we acquired a modern OSB mill located at Barwick, Ontario. This mill was constructed at a cost of US$123 million and began operations in 1997 with a design production capacity of 375 mmsf (3/8”) basis. It currently operates at an annual capacity of approximately 470 mmsf (3/8” basis), or 25% above the original design capacity. The facility consumes approximately 737,000 m3 of fiber annually and occupies 238 acres of land owned by us and directly serviced by rail. Approximately US$9 million in capital has been invested in this facility since construction was completed, including costs associated with the addition of a third strander in April 2002. Maintenance and environmental capital expenditures relating to the Barwick facility have averaged less than US$0.6 million per year over the past five years, with total capital expenditures averaging approximately US$1.5 million per year. We believe that, for the foreseeable future, the Barwick facility will require only modest expenditures for maintenance and capital improvements in line with historical averages. We also believe that with minimal additional investment we can improve the facility in the short term through initiatives designed to reduce costs and increase its annual production capacity to 500 mmsf by the end of 2006.

     Production in the Barwick facility comprises primarily the standard, commodity OSB wall and roof sheathing and floor underlayment (82% of 2005 shipment volumes) although we are focusing on expanding the production of engineered wood products (webstock and rimboard) and other value-added product lines including enhanced flooring, stair treads and jumbo panels for structural insulated panels manufacturing.
     High Level.
     We are a 50% co-owner of the OSB facility at High Level, Alberta, which commenced operations in October 2000 as the largest single-line OSB facility in the world with a design annual production capacity of 860 mmsf (3/8” basis). The facility currently operates at an annual capacity of approximately 662 mmsf (3/8” basis), or 77% of the original design capacity. When running at full capacity, the plant will consume approximately 1.3 million m3 of fiber annually. High Level has low-cost timber allocations granted by the government of Alberta and long-term volume supply agreements that together provide approximately 92% of High Level’s timber needs at full capacity. This timber is secured through 2016. The High Level operation occupies approximately 643 acres of lands owned by the co-owners and is directly serviced by rail.
     The High Level OSB facility is operated for the co- owners by Footner Forest Products Ltd., a company that is jointly-owned in equal shares by us and the co-owner. As such, Footner is a service company that operates the plant as the agent for the co-owners and not for its own account. All of the costs incurred by Footner in so doing are reimbursed by the co-owners and the co-owners take away their respective one-half shares of production from the plant for sale for their own account. We and the co-owner have each invested approximately $145 million in the capital assets to construct the facility.
     For more details regarding the co-ownership arrangements for the High Level plant, see “Co-Ownership Arrangements for High Level”. We believe the High Level OSB facility will be one of the world’s lowest cost producers of commodity OSB sheathing once full production capacity is reached. High Level utilizes modern technology with a 12-foot wide forming line and continuous press.
     The Minnesota OSB Facilities.
     In September of 2004 we acquired three OSB facilities located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids.
     The Bemidji facility commenced production in 1981. A second OSB line was added in 1989, an upgrade which approximately doubled the manufacturing capacity of the facility, while also lowering the unit manufacturing costs of the combined operations. The Bemidji facility’s two production lines have an estimated combined annual production capacity of 565 mmsf (3/8” basis). Production in 2005 totaled 552 mmsf (3/8” basis), or 98% of the current estimated capacity. The product mix of this facility in 2005 was heavy to standard, commodity wall and roof sheathing and floor underlayment (92%). In 2006, we will be focusing on value-added product line initiatives including radiant barrier roof sheathing and enhanced flooring.
     The Cook facility commenced production in 1983. In January 2001, a modernization and expansion program was completed, which resulted in an increase in the annual production capacity of its single production line from 250 mmsf to an estimated annual production capacity of 430 mmsf (3/8” basis), and a corresponding reduction in unit manufacturing costs. In 2005, production at the Cook facility totaled 421 mmsf (3/8” basis), or 98% of the current estimated capacity. Nearly all the OSB produced at this facility in 2005 was standard, commodity wall and roof sheathing. We have initiated this year an expansion effort that will result in the introduction to this facility of value-added product lines including webstock for wood I-joist manufacturing and jumbo panels for the RV and SIP industries.
     The Grand Rapids facility commenced OSB production in 1985. The facility has an estimated annual production capacity of 390 mmsf (3/8” basis) and produced about 387 mmsf (3/8” basis), or 99% of the current estimated capacity. Much like with the Cook operation, the product mix of the Grand Rapids facility in 2005 was heavy to standard, commodity wall and roof sheathing although we were able to identify during the year some market opportunity for value-added product lines linked to the operation’s unique press size of 8’ by 28’.

     We have identified certain improvements that we believe will result in enhancements to existing production capacity at each of the Minnesota OSB facilities. We expect to increase total annual production capacity at the Minnesota OSB facilities from their current estimated aggregate annual capacity of 1,385 mmsf (3/8” basis) to 1,500 mmsf by the end of 2007. We will also continue to focus on growing the share of value-added product lines at each of the three facilities.
     Specialty Overlaid Plywood
     We own and operate a specialty overlaid plywood mill in Savona, British Columbia, and an associated veneer plant in Lillooet, British Columbia. Specialty overlaid plywood is a high performance wood product used in concrete forms, trailer decking and paint-grade signs and earns premium prices over commodity sheathing plywood. Specialty overlaid plywood products command premium prices that are less volatile than conventional plywood sheathing and we have typically been able to realize premium margins from our specialty overlaid plywood product line. We are one of the two largest manufacturers of specialty overlaid plywood in North America and our Pourform(R) brands of concrete forming products are recognized for their superior performance characteristics and longevity. Pourform(R) products are used in a diverse mix of concrete forming applications, including residential and high-rise construction, sports complexes and highway and airport infrastructure projects. The primary AinsworthEngineered(R) specialty overlaid plywood product produced at Savona is a medium density overlay concrete forming panel called Pourform-107(R), which is used for industrial concrete forming work, including high rise construction, dams and highway infrastructure projects. Pourform-107(R) is manufactured using a resin-impregnated paper overlay that leaves a smooth finish on the concrete, and enables the panel to be re-used multiple times. The balance of Savona’s production consists of high-density overlaid panels used for concrete forming, decking material for flat deck trailers, general purpose overlaid panels used for paint grade sign material, and commodity sheathing plywood.
     Our Savona mill is the second largest producer of specialty overlaid plywood panels in North America. The plant is located on a 64 acre site owned by us and is serviced by rail. Production of plywood at the Savona mill for the fiscal year ended December 31, 2004 was 144 mmsf and production in 2005 was 143 msf. Savona’s annual capacity is 155 mmsf. All of the Savona mill’s veneer requirements come from our veneer plant in Lillooet, British Columbia. Our Lillooet veneer plant produces primarily high quality veneer, principally for use in our Savona specialty overlaid plywood mill. The Lillooet plant has the ability to supply all of our Savona veneer needs; however, we also sell spruce, pine and fir veneer products to other plywood producers and industrial veneer users depending on prevailing market conditions. The Lillooet plant site occupies 89 acres and is serviced directly by rail. The mill site is located on land forming part of Lillooet Indian Reserve No. 1 and Cayoose Creek Indian Reserve No. 1. The land is leased under a long-term tenancy agreement with the Federal Department of Indian Affairs and Northern Development. Under the terms of our forest license for the Lillooet timber supply area, we are obliged to operate the Lillooet veneer plant to process an equivalent volume to the volume harvested under that license per year. We invested approximately $21 million in our Savona mill and Lillooet plant in the late 1990s to enhance our product offerings and lower our operating costs.
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
     Overview
     We are a leading manufacturer of engineered wood products, including oriented strand board (“OSB”), and specialty overlaid plywood. We are the fourth largest manufacturer of OSB in North America with three OSB manufacturing facilities in Canada and a 50% ownership interest in a fourth Canadian OSB facility, located in High

Level, Alberta. We own and operate three OSB manufacturing facilities located in northern Minnesota. In addition to our OSB operations, we are also one of the two largest manufacturers of specialty overlaid concrete-form plywood products in North America.
     Our business is focused primarily on the wood panels sector. Our strategy within this sector is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, which enhances our profitability.
     In 2005, we commenced construction of a second production line at our Grande Prairie facility. The new line will enable us to produce oriented strand lumber (“OSL”) and allow increasing focus on the expanding engineered lumber business.
     With the inclusion of additional production from the Barwick and Minnesota OSB facilities acquired in 2004, we produced 3.2 billion sq. ft. of OSB (3/8” basis) during the past year. This was a 65% increase from the 2004 production level of 2.0 billion sq. ft. Embedded in the overall production are panel production records at three of the four OSB mills acquired in 2004, as well as records at our Grande Prairie and Savona mills.
     We surpassed the billion dollar revenue plateau for the first time in 2005. Sales reached $1.25 billion, up 37.2% from 2004 sales of $909.9 million.
     Strong operating results in combination with good OSB markets increased our financial strength. Our strengthening balance sheet provides the financial flexibility to respond to strategic growth opportunities as they arise. In 2005, these opportunities consisted of the commencement of the Grande Prairie facility expansion project, the acquisition of Chatham Forest Products Inc., and the bids for large timber licenses in British Columbia.
     Review of Operating Results
     In 2005, we built on our prior investments by developing efficiencies, increasing production and maximizing output. This resulted in a number of significant achievements over the course of the year.
     In Canada, Barwick set new records for daily, weekly, monthly and annual production, and Grande Prairie and Savona set their own marks for both production and shipments.
     On January 8, Barwick reached its millionth press load. Soon after, on February 27, Grande Prairie set a single shift record, and at the end of the year on December 13, Savona achieved a new single day record for overlaid plywood production.
     During 2005, the Minnesota mills acquired in September of 2004, contributed a full year’s production to the company’s operations. Despite two maintenance shutdowns, Bemidji realized record production levels of 552 mmsf (3/8” basis) compared to 539 mmsf the previous year. Grand Rapids also had a record breaking year with production finishing at 387 mmsf (3/8” basis). During the fourth quarter, our Bemidji OSB operations took 16.5 days of scheduled maintenance downtime, curtailing approximately 25.6 million feet (3/8” basis) of production.

	Year ended
	December 31 ,
	2005	2004	2003
	(in millions)
Sales:
OSB	$1,138.3	$799.4	$449.0
Specialty plywood, and other products	109.9	110.5	94.0

Total	1,248.2	909.9	543.0

Cost of products sold (excluding amortization):
OSB	755.0	399.6	241.6
Specialty plywood, and other products	100.9	98.6	81.3

Total	855.9	498.2	322.9

Selling and administration	30.8	31.0	18.2
Amortization of capital assets	103.9	53.9	33.0
Write-down of capital assets	—	0.7	13.7

Operating earnings	257.6	326.1	155.2
Finance expense	71.3	150.2	56.1
Interest and other (income) expense	(2.2)	3.4	0.5
Unrealized foreign exchange (gain) loss on long-term debt	(28.3)	(73.8)	(76.9)

Income (loss) before income tax	216.8	246.3	175.6
Income tax (recovery) expense	63.7	71.2	52.0

Net income (loss)	$153.1	$175.1	$123.6

     Our geographic distribution of sales was as follows:

	Year ended
	December 31
	2005	2004	2003
All Products
United States	91.0%	84.0%	75.5%
Canada	6.5	11.7	17.4
Asia	1.7	3.2	5.6
Europe	0.8	1.1	1.5

	100.0%	100.0%	100.0%

     Our Results of Operations
Fiscal Year ended December 31, 2005 Compared to Fiscal Year ended December 31, 2004
     Net Income
     Net income for the year ended December 31, 2005 was $153.2 million compared to $175.1 million in 2004. The decline in net income was attributable to reduced margins, an increase in amortization of capital assets and a more modest foreign exchange gain on long-term debt, partly offset by a reduction in finance expense. Net income for the fourth quarter of 2005 at $19.9 million was $32.5 million lower than the net income in the comparative 2004 quarter. The decline is mainly attributable to a large foreign exchange gain on long-term debt recorded in the fourth quarter of 2004 and partly offset by lower margins driven by weaker pricing in the fourth quarter of 2004 compared to 2005.
     Sales
     North American OSB markets concluded the year with the benchmark North Central OSB price at U.S.$310 per msf (7/16” basis). For the fourth quarter, the average North Central OSB price was $317 per msf, 20% above the prices realized in the fourth quarter of 2004. For the year, OSB prices averaged $320 per msf compared to $369 per msf for 2004.
     Total sales increased by $338.3 million or 37.2% compared to 2004. The company’s average selling price of OSB during 2005 was $352.5, 10.2% lower than in 2004, while the volume of OSB shipped in 2005 increased by

58.5%.
     OSB Sales
     OSB sales, at $1,138.3 million, increased by 42.4% from 2004, and accounted for 91.2% of total sales. The increase in OSB sales is a reflection of a 1,192 msf (3/8” basis) or 58.5% increase in OSB shipment volumes over 2004 as a result of a full year of operations for the Barwick and Minnesota mills, combined with record production volumes achieved in several mills. This increase in shipment volumes was partly offset by a 10.2% reduction in average OSB prices.
     Specialty Overlaid Plywood and Other Products
     Sales of specialty overlaid plywood and other products were steady at $109.9 million compared to $110.6 million in 2004. Plywood prices fell 3.2% from the prior year, which was partially offset by a 2.5% increase in shipment volumes.
     On a quarterly comparative basis there was no significant change in shipping volumes. Shipping volumes for OSB in the fourth quarter of 2005 were 782.2 msf (3/8” basis) compared to 804.0 msf in the third quarter and 778.4 msf in the fourth quarter of 2004. However, the company’s average selling price for OSB was 19.5% higher in the fourth quarter of 2005 compared to the fourth quarter of 2004.
     Costs of Products Sold (Exclusive of Amortization)
     OSB. Cost of products sold in fiscal 2005 were $755.0 million compared to $399.6 million in 2004, representing an increase of $355.4 million, or 88.9%. Although the majority of this increase is due to increased production, the per unit cost of OSB shipped in 2005 increased by 19.2% compared to 2004, as a result of higher unit costs for wood fiber and resin.
     Specialty Overlaid Plywood and Other Products. The cost of sales for specialty overlaid plywood and other products varied little from 2004 to 2005 ($98.6 million in 2004 compared to $100.9 million in 2005) reflecting similar production and shipment volumes during those years.
     With rising energy prices (and their impact on resin and transportation costs), and the tightening of the North American fiber market, Ainsworth, like other forest products companies, was faced with production cost challenges 2005. The company responded by implementing productivity improvements and by continuing to shift its product mix towards higher margin value added products.
     The 2005 fourth quarter costs of sales were $221.6 million. This was a 19.0% increase over the 2004 fourth quarter costs of sales of $186.2 million and a 5.2% increase over the third quarter of 2005 total of $210.6 million. The increase in costs in the fourth quarter over the comparative quarter in 2004 consisted of a $39.9 million increase in OSB costs, and a $4.4 million decline in plywood and veneer costs. The change is attributable to a 25.6% increase in OSB per unit costs, partly offset by a reduction in plywood and veneer per unit costs, whereas the increase over the third quarter of 2005 is primarily due to the $8.5 million repair and maintenance work done in Bemidji during the mill’s October shutdown.
     The cost per unit of specialty overlaid plywood and other products remained constant compared to 2004.
     Selling and Administration
     Despite the increase in selling and administrative activities associated with our growth following the 2004 acquisitions, selling and administration expense of $30.8 million in 2005 did not differ significantly from the prior year’s expense of $31.0 million.
     Amortization of Capital Assets
     Amortization of capital assets was $103.9 million in 2005, representing an increase of $50.0 million, or 92.9%, from 2004. The increase in amortization is due to the inclusion of full year amortization related to the capital assets associated with the Barwick and Minnesota OSB facilities acquired in May and September of 2004.

     Finance Expense
     Finance expense was $71.3 million in 2005 compared to $150.2 million in 2004, a $78.9 million or 52.5 % decline from the 2004 fiscal year. The significant decline is mainly attributable to a $106.2 million one time charge in 2004 associated with the March 2004 debt refinancing. This decline is partly offset by a $24.2 million increase in interest expense as a result of an increase in the average outstanding indebtedness due to the issuance of senior notes in March, May and September of 2004.
     During 2005, the company repaid U.S.$24.5 million of its outstanding senior notes. In addition, the company recorded a $28.3 million unrealized foreign exchange gain, compared to an unrealized gain of $73.8 million in 2004. The smaller gain in 2005 reflects the reduced appreciation of the Canadian dollar relative to the U.S. dollar during 2005 as compared to 2004.
     Other Income (Expense)
     In 2005, other income was $2.2 million, compared to an expense of $3.4 million in 2004. The increase is attributable to increases in interest income, income receipts from various partnership investments, and other sundry items.
     Income Taxes
     Income tax expense in fiscal 2005 was $63.7 million compared to $71.2 million in 2004, a 10.5% decline. This decline is mainly attributable to a decline in income before income taxes of 12.0%.
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
     Cost of Products Sold (Exclusive of Amortization)
     Cost of products sold in fiscal 2004 was $498.2 million compared to $322.8 million in fiscal 2003, representing an increase of $175.4 million or 54.3%. This increase is due primarily to increased shipment volumes of OSB and higher unit costs for wood fiber and resins.

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
     Interest and other expense for 2004 was $3.4 million compared to $0.5 million in 2003. This decrease in other income (expense) was related primarily to a $2.6 million charge relating to the employee participation share plan.
     Income Taxes
     Income tax expense in fiscal 2004 was $71.2 million compared to an expense of $51.9 million in fiscal 2003.
     Outlook
     For 2006, forecasts have indicated that North American annual housing starts will likely remain at about 2.0 million, at which level we expect demand for OSB to remain strong. Although there have been several capacity announcements by the industry, we don’t believe that there will be any significant additional capacity coming on stream until 2007. We also believe that additional capacities coming on stream during 2006 will be met by the currently growing demand for OSB.
     With the assimilation of our acquisitions now behind us and with continued production improvements, we believe 2006 will be another good year for our company. During the year we will continue to invest in our business to maintain our assets and ensure we remain competitive. Our most significant investment in 2006 will be the 600 million square feet expansion in capacity currently underway at our Grande Prairie Alberta mill. We have budgeted approximately $170 million of spending on this project in 2006. When complete in early 2007, this facility will have a productive capacity of 1.3 billion square feet and will be the largest and potentially the lowest cost facility in the world.

     Market Risk
     Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Our senior fixed-interest notes are not subject to interest rate fluctuations because the interest rate is fixed for the term of the debt. Our senior floating rate notes are subject to interest rate fluctuations because the interest rate is reset quarterly for the term of such notes.
     A significant portion of our products is sold in U.S. dollars. Most of our costs, other than interest payable on our senior notes, which are payable in U.S. dollars, will be payable in Canadian dollars and, therefore, our financial results are subject to foreign currency exchange rate fluctuations. A significant appreciation in the value of the Canadian dollar in terms of the U.S. dollar, while other factors remain constant, will cause a relative decline in our revenues and our cash flow will be diminished.
     We have not used derivative financial instruments to mitigate the influence of market risk but we may do so in the future.
     Significant Accounting Estimates and Judgments
     Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements.
     Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise risk impairment of our assets. Inventories of logs, OSB, specialty plywood, and veneer products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.
     Loss contingencies. Our estimates of our loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.
     Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily property, plant, and equipment, construction in progress and timber and logging roads) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. We reviewed the carrying value of our capital assets, including construction in progress, at September 30, 2005 and believe that our reported values are reasonable based on the current circumstances.
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

     Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will continue to reduce product costs to offset inflationary impacts. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly. We did not record an impairment of goodwill in 2005; however, the value of goodwill was reduced on the final settlement of the conditional purchase option of Voyageur Panel Ltd.
     Pension Plans. Most of our Canadian employees and U.S. employees participate in defined benefit pension plans sponsored by the company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the U.S., which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions. See further discussion related to pension plans in Note 20 of the Notes to the consolidated financial statements included elsewhere in this annual report.
     U.S. GAAP Reconciliation
     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. To the extent applicable to our consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described in Note 26 to our consolidated financial statements included elsewhere in this annual report.
     B. Liquidity and Capital Resources
     The positive cash flow from operations, in combination with the inclusion of our 2004 acquisitions for a full year, increased cash provided by operations excluding the effects of changes in non-cash working capital items to $300.0 million in 2005, from $283.6 million in 2004. Adjusted working capital, consisting of cash, accounts receivable, prepaid assets plus inventory less accounts payable and accrued liabilities, as at December 31, 2005 was $346.2 million compared to $220.7 million at December 31, 2004. We believe that our working capital is sufficient for our present requirements. The majority of the increase was due to an increase in income tax receivable and an increase in non-cash working capital as a result of maintaining higher than normal log inventories at all locations in addition to an increase in our timber deposits at our Minnesota operations. Combined, these three factors generated a negative change in non-cash working capital for the year of $137.7 million. Cash from operations including changes in non-cash working capital in 2005 was $161.8 million, down from the $364.4 million in 2004. Cash flow from operations in the fourth quarter of 2005 was $30.3 million, compared to $43.3 million in the third quarter of 2005, and $58.1 million in the fourth quarter of 2004.

	As at December 31,
	2005	2004	2003
	(in millions)
Cash provided by operating activities	161.8	364.4	133.6
Adjusted working capital (1)	346.2	220.7	259.4
Additions to capital assets	57.3	18.0	8.2

(1)	Adjusted working capital is current assets (excluding restricted cash) less current liabilities (excluding current portion of future income taxes).
     In 2005 net cash used in investing activities was $113.1 million compared $856.1 million in 2004. The decrease is a reflection of the reduced merger and acquisition activity in 2005. During the year, the company acquired Chatham Forest Products Inc. ($9.1 million), while in 2004 the company purchased Voyageur Panel Limited ($284.6 million) and acquired the Potlatch OSB assets ($584.8 million). In the fourth quarter of 2005 net cash used in investing activities was $33.2 million, compared to $5.4 million in the fourth quarter of 2004. The change is due to an increase in the restricted cash balance and increased capital spending in 2005.
     Capital expenditures in 2005 were $57.3 million compared to $18.0 million in 2004. The increase reflects the additional spending attributable to the construction of our new line at Grande Prairie, Alberta. The remainder of our capital expenditures centered around several small-scale maintenance of business and profit improvement projects. In 2006, our budgeted capital expenditures amount to approximately $250.0 million, of which $170.0 million relate to the Grande Prairie expansion. We expect to fund future capital expenditures from our current cash balance, cash generated by operations, and existing and new credit facilities.
     Cash used in financing activities totaled $45.6 million in 2005 compared to cash provided by financing activities of $503.6 million in 2004. The large inflow of cash in 2004 reflected the debt issued to acquire Voyageur Panel Limited and the Potlatch OSB assets less a combined redemption of the 13.875% and the 12.5% Notes in March 2004. During 2005, the company repurchased and retired U.S.$21.5 million of the outstanding floating rate notes, U.S.$2.0 million of the 13.875% notes and U.S.$1.0 million of the 12.5% notes. The company’s next debt maturity is its U.S.$1.4 million 12.5% notes due July 15, 2007. The U.S.$749.9 million long term debt outstanding at year end has an average term of 7 years.
     On October 24, 2005, the company commenced a normal course issuer bid whereby it may purchase up to 732,457 common shares, representing 5% of the company’s 14,649,140 current issued and outstanding common shares. The issuer bid will end on October 23, 2006 or on such earlier date that the company completes its purchases. As of March 31, 2006, no shares have been repurchased.
     During 2005, the company cancelled its existing credit facility and negotiated a new $100.0 million revolving credit facility with a different commercial lender, providing an additional $50.0 million in available credit compared to 2004. This facility is in place to support short-term liquidity requirements as necessary and was not utilized as at December 31, 2005.
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
     C. Research and Development, Patents and Licenses
     We focus our research and development efforts on improving manufacturing efficiencies, evaluating the suitability of potential wood resources, and developing new or improved products designed to expand the offering of our AinsworthEngineered® OSB and specialty plywood products including our Pourform® brands of concrete forming products. We do not have an internal technology centre at this time. We conduct our proprietary research in various research institutions, while also carrying out trials at our manufacturing facilities, and relying on the expertise of a number of our key suppliers. We also work with our customers to develop customized engineered wood products utilizing the modern, versatile manufacturing equipment in place at our 100 Mile House, Grande

Prairie and Savona facilities. For instance, we often test engineered strand wood products with enhanced structural properties for certain North American customers that may lead to new market opportunities by providing cost effective alternatives to products offered by our competitors. Beyond our very strong focus on our short and medium-term proprietary research efforts, we maintain strong alliances with industry and educational institutions with the aim of fostering the development of longer-term opportunities. We own several trademarks, trade names and patents in connection with our OSB and specialty plywood products.
     As a result of our R&D effort, the CCMC (Canadian Construction Materials Center) report (13143-R) was issued for 32mm (1 1/4”) 0.8E Durastrand™ Rimboard in January 2004; the City of Los Angeles evaluation report (RR 25545) was issued in April 2004; and the ICC-ES (International Code Council — Evaluation Service) evaluation report (ESR-1053) was issued on November 1, 2004 extending the use of the 1 1/4 inch thick 0.8E Durastrand™ OSL (Oriented Strand Lumber) beyond rim board application to beam, header, joist and rafter applications in the U.S.A.
     In 2005, we continued to actively exploit our acquired intellectual property and our own proprietary technologies and knowledge in order to develop new products, enhance product performance, and gain production efficiencies. We continue to work with our customers to develop customized engineered OSB and plywood products to meet their specific needs. Key research and development activities in 2005 included the evaluation of the Mountain Pine Beetle infested pine resources and their application in strand-based products manufacturing, development of anti-fungal treated OSB products, and development of proprietary knowledge for producing oriented strand lumber (“OSL”) products. Our research and development efforts have resulted in several promising new products that are undergoing field-testing, and we intend to release several new products and “brands” in the future. In fiscal 2003, and 2004, 2005 we spent approximately $385,500, $400,000 and $750,000 respectively on research and development at the corporate level.
     D. Trend Information
     See information provided above in Item 5.A hereof.
     E. Off-Balance Sheet Arrangements
     We do not have any significant off-balance sheet arrangements other than letters of credit in the amount of $39.0 million at December 31, 2005, for which cash has been pledged as collateral. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, results of operation, liquidity or capital expenditures or resources that is material to investors.
     F. Contractual Obligations
     The following table summarizes the timing of payments for which we have contractual obligations as of December 31, 2005. Payments of senior notes include interest and principal repayments at the time of maturity.

	Payment due by Period
Contractual		Less than			After
Obligation(5)(6)(7)	Total	1 year	2-3 years	4-5 years	5 years
	(in thousands)
6.750% Senior Notes(1)	503,291	25,121	50,242	50,242	377,687
7 1/4% Senior Notes(2)	476,355	23,187	46,375	46,375	360,419
Floating Rate Senior Notes(3)	244,823	13,875	27,749	203,199	—
12 1/2% Senior Notes(4)	1,873	196	1,677	—	—
Operating Lease Obligations(5)	11,316	3,793	4,748	2,775	—
Purchase Commitments(6)	158,374	158,374	—	—	—

(1)	Under the indentures governing our outstanding 6.750% senior notes, we are required to make interest payments in the amount of US$10.8 million each June 30 and December 30. Our 6.750% senior notes mature on March 15, 2014.

(2)	Under the indenture governing our outstanding 7 1/4% senior notes, we are required to make interest payments in the amount of US$10.0 million each June 30 and December 30. Our 7 1/4% senior notes mature on October 1, 2012.

(3)	Under the indenture governing our outstanding floating rate senior notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%. Interest on our floating rate senior notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the December 31, 2005 year-end rate of 7.77%. Our floating rate senior notes mature on October 1, 2010.

(4)	Our 12 1/2% senior notes mature on July 15, 2007.

(5)	We do not include operating lease obligations beyond five years.

(6)	Purchase commitments include agreements to purchase machinery, equipment, engineering and management support services in relation to the Grande Prairie expansion project totaling approximately $150.0 million, and U.S. $7.2 million related to the purchase of an aircraft.

(7)	Contractual obligations denominated in $US are converted to Canadian dollars at the December 31, 2005 exchange rate posted by the Bank of Canada of US$0.8598 = $1.00.
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

Name	Age	Title
Brian E. Ainsworth	63	Chairman, Chief Executive Officer and Director since May 1993.
D. Allen Ainsworth	64	President and Director since May 1993.
Catherine E. Ainsworth	47	Chief Operating Officer, Secretary since November 2001 and Director since May 1993.
Robert Allen	48	Chief Financial Officer since November 2003.
David Ainsworth	85	Director since May 1993 and co-founder of Ainsworth.
Susan Ainsworth	84	Director since May 1993 and co-founder of Ainsworth.
D. Michael Ainsworth	43	Executive Vice-President, since May 2002.
Kevin Ainsworth	40	Senior Vice-President, B. C. Timberlands and Solid Wood Group.
Douglas I. Ainsworth	41	Senior Vice-President, Marketing, Sales and Transportation.
Ron B. Anderson(1)(2)(3)(4)	53	Director since May 12, 2003. He is President of North Point Capital Corp.
Doug B. Buchanan(1)(3)(4)	53	Director since May 26, 2005. He is Managing Director and CEO of BC Biomedical Laboratories Ltd.
K. Gordon Green(1)(2)(3)(4)	71	Director since May 1993. Until October 1993 he was a Vice President and Director, RBC Dominion Securities Inc.
Morley Koffman(3)	76	Director since May 1993. He is a lawyer with the law firm Koffman Kalef.
W. Gordon Lancaster(1)(2)(3)(4)	62	Director since May 1993. He is Chief Financial Officer of Ivanhoe Energy Inc.

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the corporate governance committee

(4)	Member of the nominating committee
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
     Kevin Ainsworth has served as Senior Vice-President, B.C. Timberlands and Solid Wood Group since November 2002. He has held a number of investor relations and woodlands management positions with Ainsworth since 1992. Mr. Ainsworth holds a Master of Business Administration degree and a Bachelor of Science degree in forestry, both of which he earned at the University of British Columbia.
     Douglas I. Ainsworth has served as Senior Vice-President, Marketing, Sales and Transportation since November 2002. Previously, he served as the General Manager, Business Development, where he managed the construction and operational start-up of the Grande Prairie OSB facility. Mr. Ainsworth has held a number of management positions with Ainsworth since 1989.
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
     Doug B. Buchanan has been a director since May 2005. He has more than 20 years experience in strategic and line management. Mr. Buchanan was a Partner with the management consulting practice of Price Waterhouse (now

PricewaterhouseCoopers). Currently he is Managing Director and CEO of BC Biomedical Laboratories Ltd., a major community laboratory based in British Columbia. Mr. Buchanan was educated primarily at the University of British Columbia, and holds a Bachelor of Science in Physics, a Masters of Science in Biology and a Masters of Business Administration.
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
     W. Gordon Lancaster has been a director since May 1993. Mr. Lancaster, a Chartered Accountant, currently serves as Chief Financial Officer of Ivanhoe Energy Inc., a Vancouver-based international natural gas, oil and energy company. Mr. Lancaster was with Deloitte & Touche LLP for 20 years, including five years as partner. He also has more than 20 years experience in senior financial positions serving as Chief Financial Officer of First City Group, Vancouver International Airport Authority, Lions Gate Entertainment Corp., Power Measurement Inc. and Xantrex Technology Inc.
     Brian E. Ainsworth, D. Allen Ainsworth and Catherine E. Ainsworth are the children of David Ainsworth and Susan Ainsworth. D. Michael Ainsworth and Douglas I. Ainsworth are the children of D. Allen Ainsworth. Kevin Ainsworth is the son of Brian E. Ainsworth.
     B. Compensation
     The following table provides a summary of compensation for the fiscal year ended December 31, 2005 paid by us to our Chief Executive Officer and each of our four other most highly compensated executive officers who were serving as executive officers as at December 31, 2005, who we refer to in this annual report as our Named Executive Officers.
Summary Compensation Table

						Long-term Compensation
						Awards
		Annual Compensation				Securities	Restricted	Payouts
						Under	Shares or	Long-term
				Other Annual		Options/SARs	Restricted	Incentive
Name and Principal		Salary	Bonus	Compensation		Granted	Share Units	Plan Payouts	All Other
Position	Year	($)	($)	($)		($)	($)	($)	Compensation
Brian E. Ainsworth	2005	—	—	$1,781,405	(2)	—	—	—	—
Chairman and Chief Executive Officer

D. Allen Ainsworth	2005	$452,596	$1,254,375		(1)	—	—	—	—
President

Catherine E. Ainsworth	2005	$427,452	$1,030,000		(1)	—	—	—	—
Chief Operating Officer and Secretary

D. Michael Ainsworth	2005	$276,586	$1,150,000		(1)	—	—	—	—
Executive Vice-President

Douglas I. Ainsworth	2005	$276,586	$1,150,000		(1)	—	—	—	—
Senior Vice-President, Marketing

(1)	The aggregate amount of all perquisites or other personal benefits paid to each of the executive officers named in the table in 2005 did not exceed 10% of his or her total base salary or compensation and bonus for the year.

(2)	Represents management fees in the amount of $500,000 plus a bonus of $1,215,625, and an automobile allowance of $65,780. See “Employment Agreements”.
     Compensation of Directors
     During the year ended December 31, 2005, our non-employee, non-related directors were paid a retainer fee of $20,000 per year and $4,000 for membership on each board committee and a meeting attendance fee of $2,000 per directors’ meeting attended. In connection with participation on committees of our board of directors, non-employee directors were paid a meeting attendance fee of $2,000 per committee meeting attended and non-employee directors acting as chair of committees also earned $2,000 per year for each committee chaired. A total of $513,200 was earned by our non-employee directors as a group for this period. Our non-employee directors are reimbursed for transportation and other out-of-pocket expenses incurred for attendance at meetings of the board of directors and committee meetings.
     Pension Benefits
     Retirement benefits for our executive officers are provided under our pension plan for all salaried employees. The pension plan benefits are based on career average earnings, accrued at 1.5% of yearly maximum pensionable earnings, or YMPE, plus 2% of gross earnings over YMPE. Benefits for all service accrued to December 31, 2005 are based on this same formula, but using average compensation over the previous five-year period and the YMPE over the previous three-year period. Compensation covered by the plan is the gross earnings as disclosed in the Summary Compensation Table. The benefits are computed on a guaranteed five-year life annuity, with no deduction for any other pension benefits or other offset amount.
     We did not pay any pension benefits in the financial year ended December 31, 2005 to the Named Executive Officers. The actual credited years of service and estimated annual benefits payable upon retirement at normal retirement age (65 years) for the Named Executive Officers are as follows:

	Credited Years of	Estimated Annual
	Service to	Benefit at	Years of Credited	Estimated Annual
Name	12/31/2005	12/31/2005	Service to age 65	Benefit at age 65
Brian E. Ainsworth	46	$92,000	48	$101,504
D. Allen Ainsworth	46	$92,000	47	$98,161
Catherine E. Ainsworth	26	$51,167	43	$91,301
D. Michael Ainsworth	17	$34,000	39	$83,033
Douglas I. Ainsworth	17	$34,000	41	$86,199
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
     Committees of the Board Of Directors
     Our board of directors have established an audit committee, a compensation committee, a corporate governance committee and a nominating committee.
     Audit Committee
     The members of the audit committee are Ron B. Anderson, K. Gordon Green, Doug B. Buchanan and W. Gordon Lancaster. The audit committee is responsible for reviewing our financial reporting obligations, approving our external audit plan and meeting with our external auditors to review performances. This committee reviews applicable accounting procedures and appropriate internal controls and procedures. The audit committee meets with our external auditors at least once each fiscal quarter, and reviews interim results and the annual financial statements prior to their approval by the board of directors. It also meets with the external auditors independently of management and is ultimately responsible for retaining and remunerating the external auditors. A copy of the Audit Committee Charter is attached as exhibit 15.1.
     Compensation Committee
     The members of the compensation committee are Ron B. Anderson, K. Gordon Green and W. Gordon Lancaster. The compensation committee meets and makes recommendations to the board of directors relating to the compensation for senior executives and for directors’ fees.
     Corporate Governance Committee
     The members of the corporate governance committee are Morley Koffman, Ron B. Anderson, K. Gordon Green, Doug B. Buchanan and W. Gordon Lancaster. The corporate governance committee is responsible for making representations to the board of directors with respect to developments in the area of corporate governance and the practices of the board of directors. It is the responsibility of the corporate governance committee to review, interview and recommend new potential board members as well as review on an annual basis the credentials of all nominees for re-election to the Board. This committee assesses the effectiveness of the board as a whole, the committees of the Board and the contributions of individual directors. Orientation and education of new board members is conducted by meetings of new board members with the Chief Executive Officer, the Chief Financial Officer and other long-standing board members to assist any new directors in learning about our key assets and about the industry in which we are involved.
     Nominating Committee
     The members of the nominating committee are Ron B. Anderson, Doug B. Buchanan, K. Gordon Green and W. Gordon Lancaster. The nominating committee is responsible for selecting, evaluating and recommending to the board qualified candidates for election or appointment to the board. The nominating committee holds its meetings contemporaneously with the corporate governance committee.
     D. Employees
     We currently employ approximately 1,700 people, approximately 45% of whom are represented by labor unions. Approximately 540 of our hourly employees at our Lillooet, Savona and 100 Mile facilities in British Columbia are covered under collective bargaining agreements with the United Steelworkers-IWA Council. These agreements have a six year term and expire on June 30, 2009. Approximately 130 of our hourly employees at the Barwick facility in Ontario are covered under a collective bargaining agreement with the Communications, Energy and Paperworker’s Union of Canada. This agreement has a five year term and expires on July 31, 2009. Approximately 135 of our hourly employees at the Grand Rapids OSB facility in Minnesota were covered under a collective bargaining agreement with the United Steelworkers which expired on October 14, 2005. We are currently engaged in collective bargaining with the United Steelworkers and we believe that we will finalize a new collective bargaining agreement for the Grand Rapids OSB facility without a work stoppage on commercially satisfactory terms.
     We also employ approximately 200 salaried employees in British Columbia and Ontario, approximately 200 employees in our non-union Grande Prairie, Alberta operations and approximately 470 employees in our non-union Minnesota facilities. Footner employs approximately 150 people at the jointly-owned non-union High Level OSB facility. We also engage independent contractors who provide logging, trucking and road building services on a year-round basis.
     E. Share Ownership
     Share Capital Structure
     We have an authorized capital consisting of 206,500,000 shares divided as follows:
•	100,000,000 common shares without par value;

•	1,500,000 Class B Common Shares without par value, of which 350,000 are designated as Series 1 Class B Common Shares, 180,000 are designated Series 2 Class B Common Shares and 187,500 are designated Series 3 Class B Common Shares; and

•	100,000,000 preferred shares without par value, of which 300,000 are designated as Series 1 Preferred Shares and 4,000,000 are designated as Series 2 Preferred Shares.

•	5,000,000 preferred shares without par value, designated as Series 3 Preferred Shares.
     Only the common shares carry voting rights, with each common share carrying the right to one vote. As of December 31, 2005, 14,649,140 common shares were issued and outstanding.
     The following table sets out information as at December 31, 2005 on ownership of our common shares by our Named Executive Officers, directors and any person known by us to beneficially own 5% or more of either class. No stock options to purchase shares are outstanding.

	Common Shares
	beneficially owned
Name and positions	or controlled		% of Class (1)
BRIAN E. AINSWORTH	2,507,186	(2)	17.11%
Chairman, Chief Executive Officer and Director
KEVIN AINSWORTH	1,877		.01%
Senior Vice-President, B. C. Timberlands and
Solid Wood Group
D. ALLEN AINSWORTH	2,757,186	(3)	18.82%
President and Director
CATHERINE E. AINSWORTH	61,013	(4)	0.42%
Chief Operating Officer, Secretary and Director
D. MICHAEL AINSWORTH	—		—
Executive Vice President
DOUGLAS I. AINSWORTH	150		0.00	%(5)
Senior Vice President, Marketing
DAVID AINSWORTH	3,129,188	(6)	21.36%
Director
SUSAN AINSWORTH	13,636		0.09%
Director
RON B. ANDERSON	—		—
Director

	Common Shares
	beneficially owned
Name and positions	or controlled	% of Class (1)
DOUG B. BUCHANAN	—	—
Director
K. GORDON GREEN	8,888	0.06%
Director
MORLEY KOFFMAN	7,888	0.05%
Director
W. GORDON LANCASTER	2,000	0.01%
Director
GRANT FOREST PRODUCTS CORP.(7)	4,921,160	33.59%

(1)	Based on a total of 14,649,140 currently issued and outstanding common shares as of December 31, 2005.

(2)	These shares are controlled through 2468 Holdings Ltd.

(3)	These shares are controlled through 5678 Enterprises Ltd.

(4)	Catherine E. Ainsworth also owns 4% of the outstanding voting shares of 1234 Holdings Ltd., which owns 3,108,188 common shares. The common shares owned by 1234 Holdings Ltd. are to be voted by Catherine E. Ainsworth as that company’s representative.

(5)	The actual percentage is 0.001%.

(6)	3,108,188 of these shares are beneficially owned through 1234 Holdings Ltd. and are to be voted by Catherine E. Ainsworth as that company’s representative.

(7)	Based on a report dated March 3, 2006 generated using the Canadian Depository for Securities Ltd.’s System for Electronic Disclosure by Insiders (SEDI).
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
     ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
     A. Major Shareholders
     We have an authorized capital consisting of 206,500,000 shares divided as follows:
•	100,000,000 common shares without par value;

•	1,500,000 Class B Common Shares without par value, of which 350,000 are designated as Series 1 Class B Common Shares, 180,000 are designated Series 2 Class B Common Shares and 187,500 are designated Series 3 Class B Common Shares; and

•	100,000,000 preferred shares without par value, of which 300,000 are designated as Series 1 Preferred Shares (all issued but subsequently redeemed), 4,000,000 are designated as Series 2 Preferred Shares, and 5,000,000 are designated as Series 3 Preferred Shares (100,000 issued and outstanding).
     Only the common shares carry voting rights, with each common share carrying the right to one vote. As of December 31, 2005, 14,649,140 common shares were issued and outstanding. The shares held by our major shareholders do not have different voting rights. As of March 24, 2006, 2.0% of our common shares were held of record by 4 holders with addresses in the United States.
     To the knowledge of the directors or senior officers of the company, no person beneficially owns, directly or indirectly or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the company’s issued and outstanding common shares as at March 24, 2006, except as follows:

		Percentage of
Name	Number of Shares	Outstanding Shares
Grant Forest Products Corp.	4,998,960	34.12%
1234 Holdings Ltd.(1)	3,108,188	21.22%
5678 Enterprises Ltd.(2)	2,757,186	18.82%
2468 Holdings Ltd.(3)	2,507,186	17.11%

(1)	96% of the outstanding voting shares of 1234 Holdings Ltd. are owned by David Ainsworth and the remainder are owned by Catherine Ainsworth. The Common Shares owned by 1234 Holdings Ltd. are voted by Catherine Ainsworth as that company’s representative in relation to proceedings of the company’s shareholders.

(2)	98% of the outstanding voting shares of 5678 Enterprises Ltd. are owned by D. Allen Ainsworth and the remainder are owned by his two sons.

(3)	95% of the outstanding voting shares of 2468 Holdings Ltd. are owned by Brian E. Ainsworth and the remainder are owned by his son and a family trust.
     B. Related Party Transactions
     During the year ended December 31, 2005, we paid $120,000 (2004: $120,000; 2003: $120,000) in rental charges, for mobile forestry and transportation equipment, to a company owned by officers of the company. The transaction was conducted on normal commercial terms and rates.
     There are currently no outstanding loans to any person who serves as an officer or director of the company, including any outstanding loans to such person’s associates and companies controlled by them.
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
     Common Shares
     The company’s common shares are traded on The Toronto Stock Exchange under the symbol ANS.TO. Using information from published sources the following information shows the high and low trading values of the company’s common shares for the periods indicated:

Annual Share Price Information

For the year ended	High	Low
December 31, 2005	$36.49	$22.50
December 31, 2004	$36.00	$11.88
December 31, 2003	$12.66	$3.00
December 31, 2002	$6.00	$3.00
December 31, 2001	$6.25	$3.10
Quarterly Share Price Information

For the quarter ended	High	Low
March 31, 2006	$28.50	$22.06
December 31, 2005	$30.25	$22.50
September 30, 2005	$31.00	$22.75
June 30, 2005	$33.45	$32.40
March 31, 2005	$36.49	$24.10
December 31, 2004	$34.00	$21.98
September 30, 2004	$36.00	$24.25
June 30, 2004	$27.51	$27.50
Monthly Share Price Information

For the month ended	High	Low
March 31, 2006	$28.50	$22.76
February 28, 2006	$24.86	$22.80
January 31, 2006	$24.48	$22.06
December 31, 2005	$25.65	$22.50
November 30, 2005	$26.50	$23.50
October 31, 2005	$30.25	$25.25
     B. Plan of Distribution
     Information not required for an annual report.
     C. Markets
     The company’s common shares are traded on The Toronto Stock Exchange under the symbol ANS.TO.
     D. Selling Shareholders
     Information not required for an annual report.
     E. Dilution
     Information not required for an annual report.
     F. Expenses of the issue
     Information not required for an annual report.
     ITEM 10. ADDITIONAL INFORMATION

A. Share Capital
Information not required for an annual report.
B. Memorandum and Articles of Association
     Information disclosed in Item 10.B of the annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed by the company with the SEC on May 17, 2002 is hereby incorporated by reference herein.
C. Material contracts

Contract No.	Description
1.	Indenture made as of the 3rd day of March 2004, among the company and The Bank of New York, as trustee.

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

Contract No.	Description
by the Voyageur facility is sold at an average price that exceeds Cdn$275 per msf
( 3/8” basis) between the closing of the acquisition and December 31, 2004.

4.	Indenture made as of the 19th day of May 2004, among the company and The Bank of New York, as trustee.

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

5.	Exchange and Registration Rights Agreement made as of the 19th day of May 2004, among the company and Goldman, Sachs & Co.

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

6.	Asset Purchase Agreement, dated as of the 25th day of August, 2004 between the company and Potlatch Corporation

On August 25th 2004, we entered into a definitive agreement to acquire all of the assets and certain related net working capital used by Potlatch Corporation (“Potlatch”) in the operation of three OSB facilities that are located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The assets were acquired by Ainsworth Engineered (USA), LLC, our wholly owned subsidiary on September 22, 2004. In connection with the acquisition, we paid Potlatch a purchase price of approximately US$455.5 million (including certain adjustments upon closing). In connection with the terms of our asset purchase agreement with Potlatch, Potlatch has agreed to provide us with certain transitional services for a limited period of time.

7.	Indenture made as of the 22nd day of September, 2004, among the company and The Bank of New York, as trustee.

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

Contract No.	Description
m) make asset sales and use proceeds from permitted asset sales;
n) make capital expenditures;
o) incur liens;
p) consolidate or merge with or into, or transfer all or substantially all of the company’s assets to another person;

8.	Exchange and Registration Rights Agreement made as of the 22nd day of September 2004, among the company, Deutsche Bank Securities Inc., and Goldman, Sachs & Co.

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

9.	Credit Agreement, dated as of December 14, 2005, among Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp. and Ainsworth Engineered (USA), LLC, as borrowers and cross-guarantors, these companies and Ainsworth Engineered Corp., as guarantors, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and GE Canada Finance Holding Company, as syndication agent.

On December 14, 2005 we entered a credit agreement for a senior secured revolving credit facility. The credit facility is a five-year revolving credit facility permitting maximum aggregate borrowings of $100.0 million. The credit facility is subject to a borrowing base consisting of up to 85% of eligible accounts receivable plus the lesser of 65% of the average cost or market value of eligible inventory and 85% of the net orderly liquidation value of eligible inventory plus the lesser of 20% of the average cost or market value of eligible stores inventory and 85% of the net orderly liquidation value of eligible stores inventory minus reserves.

This credit facility is guaranteed by us and all of our wholly-owned subsidiaries (other than excluded subsidiaries). This credit facility is secured by all of our and any guarantors’ presently owned and hereafter acquired accounts receivable and inventory. Liens and/or security interests on our and any guarantors’ accounts receivable and inventory are prohibited.

10.	Fifth Supplemental Indenture, dated as of February 27, 2006, to the Indenture dated March 3, 2004, among the company and The Bank of New York, as trustee.

On February 27, 2006, we amended the Indenture, dated March 3, 2004, related to our US$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, among the company and The Bank of New York, as trustee to conform the limitation on liens covenant in the Indenture with the covenant in the indenture relating to our 7 1/4% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

11.	Fifth Supplemental Indenture, dated as of February 27, 2006, to the Indenture dated May 19, 2004, among the company and The Bank of New York, as trustee.

On February 27, 2006, we amended the Indenture, dated March 3, 2004, related to our US$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, among the company and The Bank of New York, as trustee to conform the limitation on liens covenant in the Indenture with the covenant in the indenture relating to our 7 1/4% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

12.	Contract for General Contracting Services related to the Grande Prairie expansion,

Contract No.	Description
dated July 6, 2005, between the Company and DEMAC Management Ltd.

On July 6, 2005, we entered into a contract with DEMAC Management Ltd. for general contracting services related to the creation of a second production line at our Grande Prairie facility. Pursuant to the agreement, DEMAC is to fulfill certain work requirements commencing on or before August 2, 2005, and terminating on or about February 27, 2007. The estimated contract sum is $90 million.
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
     E. Taxation
     The following paragraphs set forth certain Canadian federal income tax considerations in connection with the purchase, ownership and disposition of our senior notes. The discussion is restricted to non-residents of Canada who are residents of the United States and who hold such senior notes as capital property. The tax considerations set forth below are based upon the provisions of the Income Tax Act (Canada), and on the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as well as regulations, rulings, judicial decisions and administrative and assessing practices now in effect in Canada, all of which are subject to change. This discussion does not take into account provincial or territorial laws of Canada, or laws of foreign jurisdictions.
     The company is not required to withhold tax from interest paid by it on senior notes to any non-resident of Canada with whom it is dealing at arm’s length within the meaning of the Income Tax Act (Canada). Under such laws and administrative assessing practices, no other tax on income (including taxable capital gains) is payable in respect of the purchase, holding, redemption or disposition of our senior notes or the receipt of interest or any premium thereon by holders with whom the company deals at arm’s length and who are not residents, and who are not deemed to be residents, of Canada in any taxation year in which they hold our senior notes, and who do not use or hold, and are not deemed to use or hold, our senior notes in connection with carrying on a business in Canada, except that in certain circumstances holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes.
     The above description of Canadian income tax considerations is of a general nature only and should not be construed as advice to any particular holder of senior notes. Holders should consult with their Canadian tax advisers with respect to their particular tax position.
F. Dividends and Paying Agents
     Information not required for an annual report.
G. Statements by Experts
     Information not required for an annual report.
H. Documents on Display
     Any documents referred to in this annual report shall be available for review at the registered office of the company located at 19th Floor, 885 West Georgia Street, Vancouver, B.C., Canada V6C 3H4. The company is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, files reports and other information with the SEC. As a foreign private issuer, the company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, the company is not required to publish financial statements as frequently or as promptly as United States companies. The company’s reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of those documents may be obtained from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a prescribed fee. Further information about the SEC’s public reference room may be obtained by calling the SEC at 1-800-SEC-0330 or in the SEC’s website at www.sec.gov. Some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system may be read and downloaded from the SEC’s website at www.sec.gov. Public documents that we have filed with the Canadian securities regulatory authorities may be read and downloaded at www.sedar.com.
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
     Given that the value of the Canadian dollar was US$0.8579 at December 31, 2005, we estimate that had the value of the Canadian dollar increased by US$0.01 to US$0.8679, the value of our US dollar denominated long-term debt as at December 31, 2005 would have decreased by approximately $10.1 million. We also estimate that had the value of the Canadian dollar increased by US$0.01, the annual interest payment amounts on our long-term debt as at December 31, 2005 would have decreased by approximately $0.9 million.
     We are not currently a party to any forward foreign currency exchange contract, or other contract that could serve to hedge our exposure to fluctuations in the U.S./Canada dollar exchange rate.
     Interest Rate Sensitivity
     Our Senior Floating Rate Notes are subject in the near term to interest rate fluctuations as interest is reset quarterly and payable at a rate of LIBOR plus 3.75%. A 1% decrease in LIBOR would decrease our annual interest payment amounts by US$1,535,000.
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
     Information not required for an annual report.

PART II
     ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A.	Indebtedness
     There has been no material default in the payment of principal or interest on our outstanding indebtedness since the date of filing of our last annual report on Form 20-F.
B.	Preferred Shares
     100,000 Series 3 Preferred Shares have been issued and remain outstanding.
     ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.	On February 27, 2006, we amended the indentures, dated March 3, 2004 and May 19, 2004, respectively, related to our 6.750% Senior Notes due March 15, 2014, among the company and The Bank of New York, as trustee to conform the limitation on liens covenant in the indentures with the covenant in the indenture relating to our 7 1/4% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

B.	This disclosure item is not applicable.

C.	This disclosure item is not applicable.

D.	This disclosure item is not applicable.

E.	This disclosure item is not applicable.
     ITEM 15. CONTROLS AND PROCEDURES
     Disclosure Controls and Procedures
     Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information that we are required to disclose in reports filed or submitted by us under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported to senior management, including the chief executive officer and the chief financial officer, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.
     An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted by management as of December 31, 2005. Based on this evaluation, the CEO and CFO have concluded that company disclosure controls and procedures are effective. For the year ending December 31, 2006, we expect to comply with Section 404 of the Sarbanes Oxley Act, which requires that a report on management’s assessment of the effectiveness of internal controls over financial reporting be issued and that management’s assessment be independently audited by the company’s auditors.
     ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS; ACCOUNTANT FEES AND SERVICES
     A. Audit Committee Financial Expert
     The Board of Directors has determined that Mr. W. Gordon Lancaster, an individual serving on the audit committee of the company’s Board of Directors, is an audit committee financial expert, as that term is defined in Item 401(h)(2) of Regulation S-K under the Securities Exchange Act of 1934, as amended. The Board of Directors has also determined that Mr. Lancaster is independent as that term is defined in the rules and regulations of the Nasdaq Stock Market, Inc.
     B. Code of Ethics
     We have adopted a Code of Conduct that applies to all of our non-union employees including executives, senior officers and members of the board of directors. We have attached a copy of the Code of Conduct as exhibit 11.1
     C. Principal Accountant Fees and Services

Fees relating to the fiscal year ended December 31	2004	2005
Audit Fees	$487,500	$606,000
Audit-Related Fees	442,855	94,000
Tax Fees	480,010	206,505
Other Fees	2,000	—

Total	$1,412,365	$906,505

     The Audit Committee has adopted policies and procedures for the pre-approval of audit related, tax services and other non-audit services provided by the independent registered chartered accountants. These policies and procedures are summarized below.
     The terms of engagement and scope of the annual audit of the financial statements are agreed to by the Audit Committee in advance of the engagement of the independent registered chartered accountants in respect of the annual audit. The Audit Committee approves the audit fees.
     The independent registered chartered accountants are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as independent registered chartered accountants. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Audit Committee must pre-approve the provision of all non-audit services by the independent registered chartered accountants and will consider regulatory guidelines in determining the scope of permitted services. The Audit Committee has pre-approved non-audit services in respect of individual assignments for permitted services that meet certain criteria. Assignments outside these parameters must be specifically pre-approved by the Audit Committee in advance of commissioning the work.
     In 2005, the Audit Committee of the company approved all audit related, tax services and other non-audit services performed by our independent registered chartered accountants.
D. Exemptions From Listing Standards for Audit Committees
     This disclosure item is not applicable.
E. Purchases of Equity Securities by the Issuer and its Affiliates
     On October 24, 2005, the company commenced a normal course issuer bid whereby it may purchase up to 732,457 common shares, representing 5% of the company’s 14,649,140 current issued and outstanding common shares. The issuer bid will end on October 23, 2006 or on such earlier date that the company completes its purchases. As of March 31, 2006, no shares have been repurchased.

PART III
     ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements for the financial year ended December 31, 2005 and the related information pursuant to Item 18.
     ITEM 18. FINANCIAL STATEMENTS
     Our financial statements have been prepared on the basis of accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States, except as set forth in “Selected Financial Data” and Note 26 to the Consolidated Financial Statements.

Page No.
Report of Independent Registered Chartered Accountants and Consolidated Financial Statements of Ainsworth Lumber Co. Ltd.
Audited Consolidated Financial Statements
Report of Independent Registered Chartered Accountants	F-2
Consolidated Balance Sheets as at December 31, 2005 and 2004	F-3
Consolidated Statements of Operations and Retained Earnings for the years ended December 31, 2005, 2004 and 2003	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-5
Notes to the Consolidated Financial Statements	F-6

Report of Independent Registered Chartered Accountants and Consolidated Financial Statements of
AINSWORTH LUMBER CO. LTD.
December 31, 2005 and 2004

Report of Independent Registered Chartered Accountants
To the Shareholders and Board of Directors of
Ainsworth Lumber Co. Ltd.
We have audited the consolidated balance sheets of Ainsworth Lumber Co. Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ainsworth Lumber Co. Ltd. as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, British Columbia
March 6, 2006

AINSWORTH LUMBER CO. LTD.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

	December 31	December 31
	2005	2004

ASSETS

Current Assets
Cash and cash equivalents (Note 6)	$209,201	$206,063
Accounts receivable, net of allowance for doubtful accounts of $Nil (2004:$313)	61,579	55,034
Inventories (Note 7)	108,530	87,582
Income taxes receivable	28,409	—
Prepaid expenses	14,762	8,349
Restricted cash (Note 12)	39,016	6,561
Timber licence deposits (Note 8)	5,998	—

	467,495	363,589
Capital Assets (Note 9)	875,896	926,204
Intangible Assets (Note 3)	14,209	—
Other Assets (Note 11)	52,432	39,346
Goodwill (Note 4)	102,970	103,516

	$1,513,002	$1,432,655

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$30,348	$42,973
Accrued liabilities	51,979	51,851
Income taxes payable	—	41,181
Current portion of future income taxes (Note 17)	31,362	—
Current portion of long-term debt (Note 14)	—	274

	113,689	136,279
Reforestation Obligation (Note 13)	4,348	4,470
Long-term Debt (Note 14)	859,540	916,625
Future Income Taxes (Note 17)	120,256	74,949

	1,097,833	1,132,323

Commitments (Note 19)
Contingencies (Note 21)

SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	55,827	55,827
Cumulative translation adjustment (Note 1(b))	(58,343)	(34,237)
Retained earnings	417,685	278,742

	415,169	300,332

	$1,513,002	$1,432,655

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.
Approved by the Board:

/s/ Catherine Ainsworth	/s/ Allen Ainsworth

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Operations and Retained Earnings
Years ended December 31
(In thousands of Canadian dollars, except per share data)

	2005	2004	2003

Sales	$1,248,231	$909,922	$542,987

Costs and Expenses
Costs of products sold (exclusive of amortization)	855,949	498,246	322,829
Selling and administration	30,777	31,014	18,167
Amortization of capital assets (Note 9)	103,907	53,852	32,972
Write-down of capital assets (Note 9)	—	793	13,696

	990,633	583,905	387,664

Operating Earnings	257,598	326,017	155,323

Finance Expense (Note 16)
Interest	64,914	40,723	51,177
Amortization of financing costs and fees	4,888	3,234	4,867
Loss on repurchase of long-term debt	1,485	106,198	81

	71,287	150,155	56,125

Other Income (Expense)	2,197	(3,351)	(508)
Foreign Exchange Gain on Long-term Debt	28,313	73,815	76,932

Income Before Income Taxes	216,821	246,326	175,622
Income Tax Expense (Note 17)	63,667	71,244	51,972

Net Income	153,154	175,082	123,650
Retained Earnings (Deficit), Beginning of Year	278,742	118,563	(5,087)
Refundable Dividend Tax Recovery	438	—	—
Dividends Paid (Note 18)	(14,649)	(14,660)	—
Excess of Amount Paid on Purchase of Capital Stock over Stated Capital	—	(243)	—

Retained Earnings, End of Year	$417,685	$278,742	$118,563

Basic and diluted earnings per common share	$10.45	$11.98	$8.49

Weighted average number of common shares outstanding	14,649,140	14,612,506	14,558,707

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Cash Flows
Years ended December 31
(In thousands of Canadian dollars)

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$153,154	$175,082	$123,650
Items not affecting cash
Amortization of capital assets	103,907	53,852	32,972
Amortization of deferred financing costs (Note 16)	3,329	1,869	2,568
Amortization of debt discount (Note 16)	1,549	1,108	852
Amortization of consent and commitment fees (Note 16)	10	257	1,447
Foreign exchange gain on long-term debt	(28,313)	(73,815)	(76,932)
Loss on repurchase of long-term debt	1,485	106,198	81
Loss on disposal of capital assets	245	25	400
Change in non-current reforestation obligation	(122)	(332)	168
Future income taxes	71,600	(14,353)	40,096
Non-cash stock-based compensation	—	2,640	(230)
Write-down of capital assets (Note 9)	—	793	13,296
Adjustment to accrued pension benefit asset	(7,278)	215	803
Utilization of investment tax credits	—	30,060	7,120
Change in non-cash operating working capital (Note 24)	(137,718)	80,829	(12,669)

Cash provided by operating activities	161,848	364,428	133,622

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in capital lease obligations	(274)	(275)	451
Repurchase of long-term debt	(31,067)	(451,305)	(11,985)
Dividends paid (Note 18)	(14,649)	(14,660)	—
Refundable dividend tax recovery	438	—	—
Proceeds from issue of long-term debt	—	996,387	—
Financing costs	—	(26,214)	—
Repurchase of capital stock	—	(284)	—

Cash (used in) provided by financing activities	(45,552)	503,649	(11,534)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash	(32,455)	(6,561)	—
Additions to capital assets	(57,275)	(17,987)	(8,236)
Increase in other assets	(9,883)	(1,555)	(144)
Proceeds on disposal of capital assets	27	40	151
Acquisition of intangible assets (Note 3)	(7,546)	—	—
Timber licence deposits (Note 8)	(5,998)	—	—
Investment in Minnesota OSB Facilities (Note 5)	—	(584,847)	—
Investment in Voyageur Panel Limited, net of cash acquired (Note 4)	—	(245,158)	—

Cash used in investing activities	(113,130)	(856,068)	(8,229)

Effect of foreign exchange rate changes on cash and cash equivalents	(28)	—	—

NET CASH INFLOW	3,138	12,009	113,859
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	206,063	194,054	80,195

CASH AND CASH EQUIVALENTS, END OF YEAR	$209,201	$206,063	$194,054

SUPPLEMENTAL INFORMATION
Taxes paid	$61,484	$16,443	$1,567

Interest paid	$64,986	$138,351	$52,974

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
1.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been reported in Canadian dollars in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’) and include estimates and assumptions made by management. These estimates and assumptions affect the reported amounts of assets and liabilities and other disclosures in these consolidated financial statements. Actual results may differ from these estimates.

Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States (‘‘U.S. GAAP’’) as explained in Note 26.

The significant accounting policies are:
(a)	Basis of consolidation

These consolidated financial statements include the accounts of Ainsworth Lumber Co. Ltd. (the “Company”) and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Chatham Forest Products, Inc., and Ainsworth Engineered Canada Limited Partnership.

The Company accounts for its 50% interest in the High Level Project (Note 10) on a proportionate consolidation basis.

(b)	Foreign Currency Translation

The monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the year end exchange rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. All exchange gains or losses are recognized currently in earnings except those relating to the translation of self-sustaining foreign operations.

The operations of Ainsworth Engineered (USA), LLC are considered to be a self-sustaining foreign operation and the financial statements are translated using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at average exchange rates prevailing during the year. Unrealized translation gains and losses are deferred and included within the cumulative translation adjustment as a separate component of shareholders’ equity. For the year ended December 31, 2005, the Company recorded an unrealized translation loss of $24.1 million (2004: $34.2 million) resulting from the weakening of the U.S. dollar relative to the Canadian dollar during the year.

(c)	Cash and cash equivalents

Cash and cash equivalents generally consist of cash balances with banks and investments in high grade commercial paper and bank notes with original maturities of less than three months at the time of purchase.

(d)	Inventories

Logs and panel products are valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(e)	Capital Assets

Property, plant and equipment are stated at cost, including interest incurred for major projects during the period of construction, and start-up costs. The cost of renewals and betterments that extend the useful life of the property, plant and equipment are also capitalized. The costs of repairs and replacements are charged to expense as incurred. Oriented strand board facilities are amortized on the units-of-production method based on the estimated useful life of the assets at normal production levels over 15 years. Other panel product mills and other assets are amortized on the declining balance basis at annual rates based on the estimated useful lives of the assets as follows:

Asset	Rate
Buildings	5%
Machinery and equipment	12%-20%
Office equipment	15%
Timber rights and logging roads are stated at cost and are amortized on the basis of the volume of timber cut. The Company reviews the useful lives and the carrying values of its capital assets at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired, by reference to estimated future operating results and undiscounted net cash flows. If the undiscounted future cash flows expected to result from the use and eventual disposition of an asset are less than their carrying amount, the assets are considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the assets exceeds their fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

(f)	Financing and debt discount costs

Costs relating to long-term debt are deferred and amortized on the straight-line basis over the term of the related debt. This approximates the effective interest rate method.

(g)	Reforestation obligation

Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut.

(h)	Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of voting common shares outstanding during the year. Diluted earnings per share is based on the weighted average number of voting common shares and exchangeable shares and stock options outstanding at the beginning of or granted during the year, calculated using the treasury stock method.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)	Income taxes

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

(j)	Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership are transferred, which is generally at the time of shipment at agreed prices to credit-approved customers.

(k)	Employee Benefit Plans

The Company has two defined benefit plans providing pension benefits to its British Columbia salaried employees and employees of the Minnesota Oriented Strand Board (“OSB”) facilities. The Company accrues the costs and related obligations for the defined benefit plans using the projected benefit actuarial method prorated based on service and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. The difference between costs of employee benefits charged against earnings and the Company’s contributions to the plans, which are made in accordance with actuarial recommendations and pension commission regulations, is included in accrued pension benefit asset on the balance sheet. In determining pension expense, the unrecognized pension surplus or liability, adjustments arising from changes in actuarial assumptions, and the excess of net actuarial gains or losses over 10% of the greater of the benefit obligation and the market value of the plan assets is amortized on a straight-line basis over the expected average remaining service life of the employee group. The plan assets are valued at market values.

(l)	Goodwill

Goodwill represents the excess cost of an investment over the fair value of the net identifiable assets acquired. Goodwill is not amortized and is subject to an annual assessment for impairment primarily by applying a fair value based test at the reporting unit level. The fair value of the reporting unit is estimated using the expected present value of future discounted cash flows. The Company also considers projected future operating results, trends and other circumstances in making such evaluations. An impairment loss would be recognized to the extent the carrying amount of goodwill exceeds the fair value of goodwill. The Company did not recognize any impairment to goodwill in 2005 and 2004.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(m)	Intangible assets

Intangible assets, as described in Note 3, are recorded at cost. The assets have an indefinite life and are not subject to amortization. The assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, by comparing the fair value of the intangible assets with their carrying amount. When the carrying amount of the intangible assets exceeds their fair value, an impairment loss will be recognized in an amount equal to the excess.
(n)	Canadian GAAP developments
(i)	Non-Monetary Transactions. Commencing with the Company’s 2006 fiscal year, the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830) will apply to the Company. The amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company’s current operations are not affected by the amended recommendations.

(ii)	Comprehensive Income. Commencing with the Company’s 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP. In the Company’s instance, however, there is a difference in other comprehensive income in that U.S. GAAP includes the concept of minimum pension liabilities and the cumulative translation adjustment and Canadian GAAP does not.

(iii)	Business Combinations. Commencing with the Company’s 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company’s business combinations, if any, with an acquisition date of January 1, 2007, or later. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2007. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(o)	Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.
2.	AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP

On December 24, 2004 Ainsworth Engineered Canada Limited Partnership was created under a partnership agreement between Ainsworth Engineered Corp. and Ainsworth Lumber Co. Ltd., to continue the combined Canadian business activities of these companies.
3.	ACQUISITION OF INTANGIBLE ASSETS

On September 2, 2005, the Company completed the acquisition of 100% of the voting shares of Chatham Forest Products, Inc. (“Chatham”) for a purchase price of $9.1 million (U.S.$7.8 million). Of the total amount U.S.$6.1 million was paid in cash at closing. The remainder of U.S.$1.7 million will be paid in equal installments on March 2, 2007 and at the earliest of “first board” commercial production and September 2, 2008.

The acquisition of Chatham, which has had no operations, has been accounted for using the purchase method. The total acquisition costs have been allocated to specific identifiable intangible assets, consisting of an air emissions permit, an option to acquire property and access to tax incentives. These intangible assets have an indefinite life.

Intangible assets	$14,209

Total identifiable assets acquired	14,209

Future income taxes	$5,150

Total liabilities acquired	5,150

Purchase price	$9,059

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
4.	ACQUISITION OF VOYAGEUR PANEL LIMITED

On May 19, 2004, the Company completed the acquisition of 100% of the voting shares of Voyageur Panel Limited (“Voyageur”) for a purchase price of $284.5 million (U.S.$206.7 million) paid in cash plus additional consideration, based on realization of oriented strand board sales prices and volumes at Voyageur between closing the transaction and December 31, 2004. As at December 31, 2004, this amount was estimated at $11.8 million (for a total purchase price of $296.3 million). The actual consideration paid on the final settlement in 2005 was $11.3 million, with the difference reflected as an adjustment to goodwill in 2005.

The acquisition of Voyageur has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable tangible and intangible assets and liabilities at May 19, 2004 are as follows:

Current assets (including cash of $51,142)	$76,937
Other assets	1,170
Capital assets	166,084

Total identifiable assets acquired	244,191

Current liabilities	9,470
Future income taxes	41,905
Other long-term liabilities	32

Total liabilities acquired	51,407

Net identifiable assets acquired	192,784
Goodwill	103,516

Total purchase price	$296,300

Pro forma financial summary (unaudited)

The following pro forma financial summary is presented as if the acquisition of Voyageur and the Minnesota OSB facilities (Note 5) was completed as of January 1, 2004. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated on those dates, or of the future operations of the combined entities.

	Twelve Months Ended
	December 31
	2005	2004
Total revenues	$1,248,231	$1,416,153
Net income	153,154	297,321
Basic and diluted earnings per common share	10.45	20.35

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
5.	ACQUISITION OF THE MINNESOTA OSB FACILITIES

On September 22, 2004, the Company acquired from Potlatch Corporation the assets and certain related working capital associated with three OSB manufacturing facilities (the “Minnesota OSB facilities”) located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids at a purchase price of approximately $584.8 million (U.S.$455.5 million).

The acquisition of the Minnesota OSB facilities has been accounted for using the purchase method, and the operating results are included in the consolidated statement of operations from the date of the acquisition. The amounts allocated to specific identifiable assets and liabilities at September 22, 2004 are as follows.

Current assets	$48,127
Capital assets	536,720

Total identifiable assets acquired	584,847
Total liabilities acquired	—

Total purchase price	$584,847

6.	CASH AND CASH EQUIVALENTS

	2005	2004
Cash	$130,209	$69,479
Cash equivalents	78,992	136,584

	$209,201	$206,063

7. INVENTORIES

	2005	2004
Logs	$52,001	$23,339
Panel products	20,652	23,152
Materials and supplies	35,877	41,091

	$108,530	$87,582

8.	TIMBER LICENCE DEPOSITS

The Company was awarded timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area, covering in aggregate approximately 1.4 million cubic metres of timber per year. Both licences are for a term of 15 years.

The Ministry of Forests recently approved and submitted both licences to the Company for acceptance of their terms. Until agreement is reached on the final terms of the licences, a $6.0 million non-interest bearing deposit will be held in trust by the Ministry, of which $4.7 million is non-refundable. If an agreement is reached with the Ministry, further amounts may be payable by the Company.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
8.	TIMBER LICENCE DEPOSITS (Continued)

As part of the applications for the timber licences, the Company is considering an opportunity to construct two timber processing facilities in these timber supply areas. No commitments to proceed with the construction of these facilities have been made.
9.	CAPITAL ASSETS

	2005
		Accumulated	Net Book
	Cost	Amortization	Value
Property, plant and equipment
Panel product mills	$1,209,193	$414,059	$795,134
Land	10,130	—	10,130
Other	23,336	18,751	4,585
Construction in progress	44,285	—	44,285

	1,286,944	432,810	854,134

Timber and logging roads
Timber rights and development costs	27,643	9,626	18,017
Logging roads	14,090	10,345	3,745

	41,733	19,971	21,762

	$1,328,677	$452,781	$875,896

	2004
		Accumulated	Net Book
	Cost	Amortization	Value
Property, plant and equipment
Panel product mills	$1,199,178	$320,772	$878,406
Land	10,384	—	10,384
Other	21,748	14,218	7,530
Construction in progress	10,338	—	10,338

	1,241,648	334,990	906,658

Timber and logging roads
Timber rights and development costs	24,229	8,110	16,119
Logging roads	12,029	8,602	3,427

	36,258	16,712	19,546

	$1,277,906	$351,702	$926,204

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
9.	CAPITAL ASSETS (Continued)

	2005	2004	2003
Amortization expense for the year
Property, plant and equipment	$100,364	$51,853	$31,128
Timber and logging roads	3,543	1,729	1,844

	$103,907	$53,582	$32,972

In December 2003, the Company recorded a write-down of capital assets of $13.7 million in costs relating to the construction and design for a proposed expansion of the Grande Prairie OSB operations. The Company had been unsuccessful in its attempt to secure additional long-term timber tenure. Without confirmation of a secure timber supply at December 31, 2003, the Company decided not to pursue the expansion of the Grande Prairie facility at that time.

In 2005, the Company was successful in securing sufficient additional long-term timber tenure and began the expansion of the Grande Prairie facility (Note 19).

In 2004 the write-down of capital assets was $0.8 million.

10.	THE HIGH LEVEL PROJECT

The Company jointly operates an oriented strand board (“OSB”) facility in High Level, Alberta. The Company’s proportionate (50%) share of major assets, including plant and equipment, is held by a bare trustee corporation, on behalf of the Company, together with the 50% interest of a co-venturer in such assets.

Once the OSB production process at the High Level facility is complete, the production is allocated to the respective venturers at cost. Each respective venturer then sells its respective production to third parties. The venture does not generate revenue or net income and as a result the Company’s proportionate share of operating, financing, and investing cash flows are not discussed.

The following is a summary of the Company’s proportionate interest in the financial position of the High Level Project, which is included in these consolidated financial statements:

	2005	2004
Assets
Accounts receivable	$3,600	$1,294
Inventories	11,117	8,923
Prepaid expenses	341	393
Capital assets	118,529	125,171
Liabilities
Excess of cheques issued over cash in bank	3,655	1,558
Accounts payable and accrued liabilities	1,228	2,906
By agreement between the Company and its co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, the Company may pay such amounts and recover them from the co-venturer’s share of production. The co-venturer’s share of accounts payable and accrued liabilities amounted to $1.2 million as at December 31, 2005
(2004: $2.9 million).

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
11.	OTHER ASSETS

	2005	2004
Advances and deposits	$19,572	$7,092
Accrued pension benefit asset (Note 20)	11,219	3,941
Unamortized financing costs	21,641	28,313

	$52,432	$39,346

12.	CREDIT FACILITIES AND RESTRICTED CASH

On December 14, 2005, the Company established a five-year $100.0 million revolving credit facility, bearing interest at the bank’s prime rate, subject to availability under the terms of the facility. Security is provided by interest in the Company’s accounts receivable and inventory. At December 31, 2005, the prime rate was 5.0% and this facility was unutilized.

As at December 31, 2005, the Company had outstanding letters of credit of $39.0 million (2004: $6.6 million) to support the Company’s ongoing business operations. Under the terms of the commercial letters of credit facility, $39.0 million
(2004: $6.6 million) in cash is held in a separate account as collateral for the letters of credit outstanding. The total credit available to the Company under this agreement is $50.0 million.

The Company had an unutilized U.S.$2.5 million foreign exchange and future contract credit facility at December 31, 2005, secured by cash collateral.
13.	REFORESTATION OBLIGATION

	2005	2004
Balance, beginning of year	$5,628	$6,064
Expense	1,639	1,157

	7,267	7,221
Paid during the year	(1,761)	(1,593)

Balance, end of year	$5,506	$5,628

Current portion, included in accrued liabilities	$1,158	$1,158

Long-term	$4,348	$4,470

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
14.	LONG-TERM DEBT

The Company’s long-term debt is guaranteed by its 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp., Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership (Note 27). The details of the outstanding long-term debt at December 31, 2005 and 2004 are as follows:

	2005	2004
U.S.$275,000,000 (2004: U.S.$275,000,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$319,825	$330,550

U.S.$153,540,000 (2004: U.S.$175,000,000) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	178,567	210,350

U.S.$210,000,000 (2004: U.S.$210,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	244,230	252,420

U.S.$110,000,000 (2004: U.S.$110,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	127,930	132,220

U.S.$1,351,000 (2004: U.S.$2,351,000) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	1,571	2,826

U.S.$Nil (2004: U.S.$2,000,000) Senior Unsecured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	—	2,404

Capital lease obligations	—	274

	872,123	931,044
Unamortized deferred debt discount	(12,583)	(14,145)

	859,540	916,899
Current portion	—	(274)

	$859,540	$916,625

In May and June 2005, the Company repurchased U.S.$1.0 million of its 12.5% Senior Unsecured Notes, the remaining U.S.$2.0 million of its 13.875% Senior Unsecured Notes, and U.S.$21.5 million of its Senior Unsecured Floating Rate Notes, realizing a total loss on repurchase of $1.5 million (Note 16).

Subsequent to December 31, 2005, the Company received the required consents from the holders of its U.S.$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, and of its U.S.$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the Notes.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
14.	LONG-TERM DEBT (Continued)

The amendments conform the limitation on liens covenant in the Indentures relating to the Notes with the limitation in the indenture relating to the Company’s 7 1/4% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

15.	CAPITAL STOCK
(a)	The Company’s authorized share capital is as follows:
(i)	100,000,000 common shares without par value;

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

(iii)	100,000,000 preferred shares without par value, of which 300,000 have been designated Series 1, 4,000,000 have been designated Series 2 and 5,000,000 have been designated Series 3. The Series 1 preferred shares are non-voting, redeemable at the issue price of $10 and are entitled to a 6% non-cumulative dividend. The Series 2 preferred shares are non-voting with a cumulative dividend rate equal to 72% of bank prime rate and are redeemable by the Company at any time or retractable by the holder any time after five years from the date of issue. The Series 3 preferred shares are non-voting, redeemable, retractable, and are entitled to a non-cumulative dividend as may be declared from time to time.
(b)	The Company’s issued share capital is as follows:

	Common Shares
	Shares	Amount
Balance at December 31, 2004	14,649,140	$55,827

Balance at December 31, 2005	14,649,140	$55,827

In 2003, the Company exchanged all outstanding Class B non-voting common shares for common shares. No Class B non-voting common shares or preferred shares were issued and outstanding at December 31, 2005 and 2004.

On October 24, 2005, the Company commenced a normal course issuer bid, whereby it may purchase up to 732,457 common shares, representing 5% of the Company’s 14,649,140 currently issued and outstanding common shares.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
15.	CAPITAL STOCK (Continued)
The issuer bid will expire on October 23, 2006 or on such earlier date that the Company completes its purchases. No shares have been repurchased under this bid in the period ended December 31, 2005.
16.	FINANCE EXPENSE

	2005	2004	2003
Current debt	$—	$746	$35
Loss on repurchase of long-term debt (Note 14)	1,485	106,198	81
Long-term debt	69,802	43,211	56,009

	$71,287	$150,155	$56,125

Finance expense and fees on long-term debt include the amortization of prepaid financing costs, amortization of debt discounts, and amortization of consent and commitment fees as follows:

	2005	2004	2003
Amortization of deferred financing costs	$3,329	$1,869	$2,568
Amortization of debt discounts	1,549	1,108	852
Amortization of consent and commitment fees	10	257	1,447

	$4,888	$3,234	$4,867

17.	INCOME TAXES

Reconciliation of the Company’s effective income tax rate to the Canadian statutory tax rate is as follows:

	2005	%	2004	%	2003	%
Income tax expense at statutory rate	$75,605	34.9	$86,953	35.3	$61,995	35.3
Large corporation tax	1,572	0.7	—	—	1,123	0.6
Non-taxable foreign exchange gain on long-term debt	(4,936)	(2.3)	(12,996)	(5.3)	(13,578)	(7.7)
Reduction in statutory income tax rates	(2,652)	(1.2)	(700)	(0.3)	—	—
Rate differentials between jurisdictions	1,361	0.6	(3,033)	(1.3)	—	—
Subsidiary income not taxable	(13,213)	(6.1)	—	—	—	—
Other non deductible items	5,930	2.7	1,020	0.4	2,432	1.4

Tax expense	$63,667	29.4	$71,244	28.8	$51,972	29.6

Comprised of:
Current taxes	$(10,788)		$85,597		$11,876
Future income taxes	74,455		(14,353)		40,096

	$63,667		$71,244		$51,972

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
17.	INCOME TAXES (Continued)
Temporary timing differences and tax loss carryforwards which give rise to the net future income tax liability are as follows:

	2005	2004
Future income tax assets
Eligible capital expenditures	$2,995	$3,305
Accruals not currently deductible	2,060	3,231
Loss on repurchase of long-term debt	13,193	22,963
Investment tax credits	1,671	—
Tax loss carryforwards	56,938	18,753

Future income tax assets	76,857	48,252

Future income tax liabilities
Depreciable capital assets	110,051	103,907
Deferred pension costs	4,837	4,270
Foreign exchange gain on long-term debt	18,237	14,577
Financing costs	1,706	447
Research and development costs	5,171	—
Income currently not subject to tax	88,473	—

Future income tax liabilities	228,475	123,201

Future income tax liability, net	$151,618	$74,949

Comprised of:
Current	$31,362	$—
Long-term	120,256	74,949

	$151,618	$74,949

The Company has non-capital tax loss carryforwards, all of which have been recognized, of approximately $165.3 million, which expire as follows:

	Canada	United States

2008	$24,774	—
2009	20,871	—
2010	11,950	—
2015	82,889	—
2025	—	24,790

	$140,484	$24,790

18.	DIVIDENDS PAID

During 2005, the Company declared and paid a cash dividend of $1.00 (2004: $1.00; 2003: $Nil) per common share to holders of record of common shares.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
19.	COMMITMENTS
The Company is committed to operating lease payments in respect of premises and equipment as follows:

2006	$3,793
2007	2,858
2008	1,890
2009	1,543
2010	1,232

Total minimum lease payments	$11,316

Rent expense was $4,889,000 in 2005 (2004: $4,823,000; 2003: $4,317,000).
On August 23, 2005, the Company entered into an agreement to purchase an aircraft for U.S. $10.2 million (approximately CDN $11.9 million), of which U.S. $3.0 million was paid in cash, with the remaining U.S. $7.2 million due at the delivery date of the aircraft, which is within sixty days of May 31, 2006.
As part of the Grande Prairie expansion project (Note 9), the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately $150.0 million. The terms of the contracts are varied and extend to 2007.
The Company has long-term purchase contracts with annual minimum volume commitments. All contracts are at market prices and on normal business terms.
20.	PENSION PLANS
The Company maintains two defined benefit pension plans for certain salaried and certain hourly employees in British Columbia and Minnesota.
The Company measures its accrued benefit obligations and the fair value of plan assets of its defined benefit pension plans for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the British Columbia pension plan for funding purposes was as of December 31, 2004, and the next required valuation will be as of December 31, 2007. The most recent actuarial valuation of the Minnesota pension plan was as of January 1, 2005.
The Company also participates in a multi-employer defined contribution pension plan for hourly employees who are subject to a collective bargaining agreement and sponsors a Group Registered Retirement Savings Plan (RRSP) at two of its operations. The Company contributed $10,916,000 to the multi-employer pension plan (2004: $2,325,000; 2003: $1,397,000) and made Group RRSP contributions of $1,068,000 for 2005 (2004: $1,413,500; 2003: $1,164,000).

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
20. PENSION PLANS (Continued)
Information about the Company’s defined benefit pension plans is as follows:

	2005	2004	2003
PLAN ASSETS
Fair value at beginning of year	$30,175	$26,900	$25,801
Return on plan assets	2,353	1,926	1,757
Employer contributions	12,987	3,357	1,466
Benefits paid	(4,330)	(2,130)	(2,865)
Experience (loss) gain	1,402	122	741

Fair value at end of year	42,587	30,175	26,900

ACCRUED BENEFIT OBLIGATION
Balance at beginning of year	50,102	33,659	30,760
Current service cost	4,015	2,221	1,506
Interest cost	2,948	2,549	2,158
Benefits paid	(4,330)	(2,130)	(2,865)
Plan improvement cost	—	2,057	—
Minnesota OSB facilities plan acquisition	3,861	7,329	—
Adjustment to discount rate and foreign exchange	7,261	2,968	2,100
Actuarial gain	2,316	1,450	—

Balance at end of year	66,173	50,102	33,659

NET DEFICIT, END OF YEAR	$(23,586)	$(19,927)	$(6,759)

ACCRUED PENSION BENEFIT ASSET IS COMPRISED OF:
Funded status — plan deficit	$(23,586)	$(19,927)	$(6,759)
Unamortized net actuarial loss	23,939	16,186	12,476
Unamortized transitional obligation	(1,725)	(1,897)	(2,070)
Unamortized past service cost	12,591	9,579	509

Accrued pension benefit asset (Note 11)	$11,219	$3,941	$4,156

PENSION EXPENSE IS COMPRISED OF:
Accrual for current services	$4,015	$2,221	$1,506
Interest on accrued benefits	2,948	2,549	2,158
Interest on pension fund assets	(2,362)	(1,926)	(1,757)
Amortization amounts
Unfunded liability (surplus)	(173)	(173)	(173)
Experience gains and losses	—	—	503
Past service costs	617	318	32
Gain (Loss) on settlement	695	584	—

	$5,740	$3,573	$2,269

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
20.	PENSION PLANS (Continued)

	2005	2004	2003
PLAN ASSETS
Cash	$1,177	$64	$—
Canadian short term investments	2,015	—	—
Canadian bonds and debentures	14,712	15,352	14,203
Canadian common shares	13,080	8,728	6,932
Canadian pooled equity funds	827	—	523
Global bonds and debentures	224	—	—
Global pooled equity funds	4,680	3,349	2,254
US common shares	4,964	2,682	—
US pooled equity funds	908	—	2,988

	$42,587	$30,175	$26,900

The significant weighted-average actuarial assumptions adopted in measuring the Company’s accrued benefit obligations and benefit costs as at December 31 included the following:

	2005	2004	2003
Discount rate on accrued benefit obligation	5.0%	6.0%	7.0%
Discount rate on benefit costs	6.0%	6.5%	7.0%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.0%
Rate of compensation increase	4.0%	4.0%	4.5%
Total cash payments for employee future benefits for 2005, consisting of cash contributed by the Company to its defined benefit pension plans and cash payments directly to beneficiaries, was $16,186,000 (2004: $5,486,000, 2003: $1,466,000).
Plan Investment Strategies and Policies
The Company’s primary goal for the defined benefit plans is the preservation and enhancement of the value of the assets through the prudent diversification of high quality investments and asset classes. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans’ assets within a level of risk acceptable to the Company.
Risk management: The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and characteristics of the plans’ memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations. For example, the minimum quality rating of any holding in the bond section shall be BBB and the aggregate holding of BBB grade bonds shall never exceed 10% of the total bond section. In addition, no equity holding shall exceed 5% of that company’s total outstanding voting shares. Investment of cash reserves in short term paper shall be confined to Governments, chartered banks, major trust companies, or top quality corporate credits with a rating of R1-low or better.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
20.	PENSION PLANS (Continued)
Allowable and prohibited investment types: Allowable and prohibited investments types, along with associated guidelines and limits, are set out in each fund’s Statement of Investment Policies which is reviewed and approved annually by the designated governing fiduciary.
Diversification: The Company’s strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (no more than 25% of the total plans’ assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans’ assets. The remaining Canadian equities may be as high as 55% of the total portfolio but can never fall below 20%. No more than 10% of Canadian or U.S. equities shall be invested in any one company. Fixed income can comprise up to 50% of the portfolio but never less than 30% at one time. All fixed incomes are invested in corporate issues and no more than 20% of the total market value of the bond section shall be invested in any one generally recognized industry group, except utilities (40%) and finance (40%). The portfolio may contain from 0% - 20% of cash and cash equivalents.
Asset allocations: Information concerning the Company’s defined benefit plans’ target asset allocation and actual asset allocation is as follows:

	Allowable
	Range	Actual
Canadian equities	25.0 - 55.0%	34.3%
U.S. equities	5.0% - Legal limit	12.6%
International equities	0.0% - Legal limit	11.2%
Bonds	30.0 - 50.0%	36.8%
Short-term and cash	0.0 - 20.0%	5.1%
At December 31, 2005, there were no shares of the Company held in the pension and other benefit trusts administered by the Company.
21.	CONTINGENCIES
On September 28, 2005, the Company filed a notice of claim against Potlatch Corporation (“Potlatch”) for the reimbursement of repair and related costs at the three Minnesota OSB mills purchased from Potlatch on September 22, 2004. The basis of the claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when the terms of the settlement are certain.
In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2005 cannot be predicted with certainty, the Company believes either an adequate provision has been made or the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
22.	RELATED PARTY TRANSACTIONS
The Company had transactions with companies owned by or related to its officers and directors as follows:

	2005	2004	2003
Rental charges for mobile forestry and transportation equipment at normal commercial terms and prices	$ 120	$ 120	$ 120
Amounts due from officers and companies with directors in common included in other assets	—	490	479
23.	SEGMENTED INFORMATION
The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.
Sales attributed to countries based on location of customer are as follows:

	2005	2004	2003
Canada	$81,602	$106,837	$94,277
United States	1,135,313	763,952	410,212
Europe	10,373	9,641	8,067
Asia	20,943	29,492	30,431

Total	$1,248,231	$909,922	$542,987

Capital assets attributed to the countries based on location are as follows:

	2005	2004
Canada	$437,768	$433,424
United States	438,128	492,780

Total	$875,896	$926,204

Goodwill of $102,970,000 (2004: $103,516,000) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
24.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2005	2004	2003
Accounts receivable	(10,204)	14,236	(6,650)
Inventories	(22,137)	(4,358)	(2,247)
Income taxes receivable	(69,140)	37,687	3,614
Prepaid expenses	(7,165)	(4,168)	(778)
Accounts payable and accrued liabilities	(29,072)	37,432	(6,608)

	(137,718)	80,829	(12,669)

25.	FINANCIAL INSTRUMENTS
(a)	Financial and credit risk

The financial risk is the risk that the value of the Company’s financial instruments will vary due to fluctuations in interest rates and foreign exchange rates, and the degree of volatility of these rates.

The Company does not have significant exposure to any individual customer or counterparty. Concentrations of credit risk on trade accounts receivable are with customers in the forest products industry which are located in Canada and the United States.

(b)	Fair values

The fair value of the Company’s accounts receivable, accounts payable and accrued liabilities is estimated to approximate their carrying value due to the immediate or short term maturity of these financial instruments.

The fair value of the long-term debt is determined using quoted market values for the Company’s Senior Unsecured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement of the instruments.

The carrying values and fair values of the long-term debt are as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Senior notes	$859,540	$899,881	$916,625	$961,697
Capital leases	—	—	274	274

	$859,540	$899,881	$916,899	$961,971

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
26.	U.S. GAAP RECONCILIATION
As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:
(a)	Adjustments to assets, liabilities and shareholders’ equity

	2005	2004	2003
Total assets in accordance with Canadian GAAP	$1,513,002	$1,432,655	$627,721
Write-off of capitalized start-up costs (1)	(4,507)	(7,361)	(8,966)
Intangible asset, arising from minimum pension liability calculation (2)	12,590	9,579	509

Total assets in accordance with U.S. GAAP	$1,521,085	$1,434,873	$619,264

Total liabilities in accordance with Canadian GAAP	$1,097,833	$1,132,323	$455,930
Deferred income taxes relating to write-off of capitalized start-up costs (1)	(1,530)	(2,622)	(3,194)
Minimum pension liability (2)	34,805	23,868	10,915
Deferred income taxes relating to minimum pension liability (2)	(7,775)	(5,001)	(3,642)

Total liabilities in accordance with U.S. GAAP	$1,123,333	$1,148,568	$460,009

Total shareholders’ equity in accordance with Canadian GAAP	$415,169	$300,332	$171,791
Cumulative translation adjustment (3)	58,343	34,237	—
Change in retained earnings relating to:
Write-off of capitalized start-up costs (1)	(2,977)	(4,739)	(5,772)
Accumulated other comprehensive loss (Note 26(c)(i))	(72,783)	(43,525)	(6,764)

Total shareholders’ equity in accordance with U.S. GAAP	$397,752	$286,305	$159,255

1.	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

2.	Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset (Note 20) as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

3.	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
26.	U.S. GAAP RECONCILIATION (Continued)
(b)	Adjustments to earnings

	2005	2004	2003
Net income in accordance with Canadian GAAP	$153,154	$175,082	$123,650
Reversal of amortization of capitalized start-up costs (1)	2,854	1,605	1,183
Deferred income taxes relating to capitalized start-up costs (1)	(1,092)	(572)	(506)

Net income in accordance with U.S. GAAP	154,916	176,115	124,327

Minimum pension liability (2)	(7,926)	(3,883)	(488)
Recovery of deferred income tax relating to minimum pension liability (2)	2,774	1,359	171
Cumulative translation adjustment (3)	(24,106)	(34,237)	—

Comprehensive income in accordance with U.S. GAAP	$125,658	$139,354	$124,010

Basic and diluted per share in accordance with U.S. GAAP	$8.58	$9.54	$8.52

Weighted average number of common shares outstanding	14,649,140	14,612,506	14,558,707

1.	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

2.	Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit asset (Note 20) as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost, the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

3.	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders’ equity.

4.	The presentation of investment tax credits is different under Canadian GAAP and under U.S. GAAP. In Canadian GAAP such amounts are deducted from the related expense and under U.S. GAAP they are deducted from the income tax provision.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
26.	U.S. GAAP RECONCILIATION (Continued)
(c)	Other Information Regarding U.S. GAAP

(i)	Statement of Financial Accounting Standards (‘‘SFAS’’) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

Comprehensive loss arising from minimum pension liability and cumulative translation adjustment:

	2005	2004	2003
Minimum pension liability	$7,926	$3,883	$488
Deferred income tax (recovery)	(2,774)	(1,359)	(171)
Cumulative translation adjustment	24,106	34,237	—

	29,258	36,761	317
Accumulated other comprehensive loss, beginning of year	43,525	6,764	6,447

Accumulated other comprehensive loss, end of year	$72,783	$43,525	$6,764

(ii)	In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43.” The Statement requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage to be recognized as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall apply prospectively and are effective for inventory costs incurred by the Company after December 31, 2005. The Company will reflect this Statement in its reconciliation of U.S. GAAP as of January 1, 2006. The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
26.	U.S. GAAP RECONCILIATION (Continued)
(iii)	In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets, an amendment of APB No. 29.” This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will adopt this Statement as of January 1, 2006 for the purposes of the U.S. GAAP reconciliation and will apply its standards in the event exchanges of non-monetary assets occur after such date.

(iv)	In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement becomes effective on December 31, 2005. Management has evaluated the application of FASB Statement No. 143 to its operations and concluded that no material effects would be expected. Management will consider this Interpretation in 2006 in the event a conditional asset retirement obligation arises.

(v)	In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement in the U.S. GAAP reconciliation as of January 1, 2006 as such changes in accounting principles occur.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
26	U.S. GAAP RECONCILIATION (Continued)
(vi)	In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other—Than-Temporary Impairment and Its Application to Certain Investments”, which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than- temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Company will begin applying this guidance within the U.S. GAAP reconciliation as of January 1, 2006 as circumstances arise.
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS

On March 3, 2004, the Company issued U.S.$210 million of 6.75% Senior Unsecured Notes to refinance its outstanding indebtedness at the time. On May 19, 2004, the Company issued U.S.$110 million of 6.75% Senior Unsecured Notes to finance the acquisition of Voyageur. On September 22, 2004 the Company issued U.S.$275 million in aggregate principal amount of 7.25% Senior Unsecured Notes and U.S.$175 million in aggregate principal amount of Senior Unsecured Floating Rate Notes to finance the acquisition of the Minnesota OSB facilities. Under the terms of the Senior Notes referred to above, the Company’s 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp. (formerly Voyageur), Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership, became joint and several guarantors of the indebtedness (the “Guarantors”). The guarantee is a full and unconditional guarantee.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Additionally, if at any time a subsidiary of the Company constitutes a significant subsidiary, then such subsidiary will also become a guarantor of the indebtedness. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantors are obligated to pay the outstanding indebtedness. At December 31, 2005, the Company had the following outstanding amounts related to the guaranteed indebtedness:

	2005	2004
U.S.$275,000,000 (2004: U.S.$275,000,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$319,825	$330,550

U.S.$153,540,000 (2004: U.S.$175,000,000) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	178,567	210,350

U.S.$210,000,000 (2004: U.S.$210,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	244,230	252,420

U.S.$110,000,000 (2004: U.S.$110,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	127,930	132,220

	$870,552	$925,540

The following condensed consolidating financial information reflects the summarized financial information of the Company and its Guarantors:

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Balance Sheet	Ainsworth	Ainsworth	Ainsworth	Ainsworth	Ainsworth		Ainsworth
as at December 31, 2005	Lumber Co Ltd.	Engineered	Engineered	Corp.	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.		Limited Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
ASSETS
Cash	$15,566	$3,921	$4,450	$3,453	$181,811	$—	$209,201
Other Current Assets	72,436	281,486	(67)	(166,022)	108,861	(38,400)	258,294
Capital Assets	437,768	438,128	—	—	—	—	875,896
Other Assets	49,518	5,841	100	—	—	11,182	66,641
Goodwill	—	—	102,970	—	—	—	102,970
Due from Parent Company	—	—	75,132	204,378	84,581	(364,091)	—
Investment in Subsidiary	1,212,147	14,213	138,186	—	—	(1,364,546)	—

	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$38,972	$20,893	$4,422	$43,291	$47,542	$(41,431)	$113,689
Reforestation Obligation	4,348	—	—	—	—	—	4,348
Due to Related Company	245,932	118,158	—	—	—	(364,090)	—
Long-Term Debt	859,540	—	—	—	—	—	859,540
Future Income Taxes	105,688	15,231	—	(663)	—	—	120,256

	1,254,480	154,282	4,422	42,628	47,542	(405,521)	1,097,833

Preferred Shares	—	—	25,999	—	—	(25,999)	—

SHAREHOLDERS’ EQUITY
Capital Stock	173,613	—	55,419	—	—	(173,205)	55,827
Cumulative Translation Adjustment	(58,343)	(58,427)	—	84	—	58,343	(58,343)
Contributed Surplus	—	585,294	148,495	—	—	(733,789)	—
Partners’ Capital	—	—	—	—	67,029	(67,029)	—
Retained earnings	417,685	62,440	86,436	(903)	260,682	(408,655)	417,685

	532,955	589,307	290,350	(819)	327,711	(1,324,335)	415,169

	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002

Total assets in accordance with Canadian GAAP	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002
Write-off of capitalized start-up costs (1)	(4,507)	—	—	—	—	—	(4,507)
Intangible asset, arising from minimum pension liability calculation (2)	12,590	—	—	—	—	—	12,590

Total assets in accordance with U.S. GAAP	$1,795,518	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,521,085

Total liabilities in accordance with Canadian GAAP	1,254,480	154,282	4,422	42,628	47,542	(405,521)	1,097,833
Deferred income taxes relating to write-off of capitalized start-up costs (1)	(1,530)	—	—	—	—	—	(1,530)
Minimum pension liability, net of tax effect (2)	27,030	—	—	—	—	—	27,030

Total liabilities in accordance with U.S. GAAP	$1,279,980	154,282	4,422	42,628	47,542	(405,521)	$1,123,333

Total shareholders’ equity in accordance with Canadian GAAP	$532,955	$589,307	$290,350	$(819)	$327,711	$(1,324,335)	$415,169
Cumulative translation adjustment	58,343	58,427	—	(84)	—	(58,343)	58,343
Change in retained earnings relating to:
Write-off of capitalized start-up costs (1)	(2,977)	—	—	—	—	—	(2,977)
Accumulated other comprehensive gain (loss) (Note 26(c)(i))	(14,440)	(58,427)	—	84	—	—	(72,783)

Total shareholders’ equity in accordance with U.S. GAAP	$573,881	$589,307	$290,350	$(819)	$327,711	$(1,382,678)	$397,752

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost th e excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Statement of Operations
For the year ended December 31, 2005	Ainsworth	Ainsworth	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Corp.	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.		Limited Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
SALES	$—	$452,054	$—	$454,822	$797,087	$(455,732)	$1,248,231

COSTS AND EXPENSES
Costs of products sold	—	331,064	—	455,732	524,885	(455,732)	855,949
Selling and administration	12,436	6,928	—	55	11,358	—	30,777
Amortization of capital assets	51,534	52,373	—	—	—	—	103,907

	63,970	390,365	—	455,787	536,243	(455,732)	990,633

OPERATING EARNINGS	(63,970)	61,689	—	(965)	260,844	—	257,598

FINANCE EXPENSE
Interest	64,914	—	—	—	—	—	64,914
Amortization of finance costs	4,888	—	—	—	—	—	4,888
Loss on repurchase of long term debt	1,485	—	—	—	—	—	1,485

	71,287	—	—	—	—	—	71,287
EQUITY IN EARNINGS OF SUBSIDIARY	310,947	—	13,034	—	—	(323,981)	—
OTHER INCOME (EXPENSE)	7,024	(3,936)	(91)	(638)	(162)	—	2,197
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT	28,313	—	—	—	—	—	28,313

INCOME BEFORE INCOME TAXES	211,027	57,753	12,943	(1,603)	260,682	(323,981)	216,821
INCOME TAX EXPENSE (RECOVERY)	57,873	7,011	(517)	(700)	—	—	63,667

NET INCOME	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154

Net income in accordance with Canadian GAAP	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154
Reversal of amortization of capitalized start-up costs, net of deferred income taxes (1)	1,762	—	—	—	—	—	1,762

Net income in accordance with U.S. GAAP	154,916	50,742	13,460	(903)	260,682	(323,981)	154,916
Minimum pension liability, net of tax (2)	(5,152)	—	—	—	—	—	(5,152)
Cumulative translation adjustment (3)	(24,106)	(24,190)	—	84	—	24,106	(24,106)

Comprehensive income	$125,658	$26,552	$13,460	$(819)	$260,682	$(299,875)	$125,658

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Statement of Cash Flows	Ainsworth	Ainsworth	Ainsworth	Ainsworth	Ainsworth		Ainsworth
For the year ended December 31, 2005	Lumber Co Ltd.	Engineered	Engineered	Corp.	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.		Limited Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154
Amounts not requiring an outlay of cash
Amortization of capital assets	51,534	52,373	—	—	—	—	103,907
Amortization of financing costs	3,329	—	—	—	—	—	3,329
Amortization of debt discount	1,549	—	—	—	—	—	1,549
Amortization of consent and commitment fees	10	—	—	—	—	—	10
Foreign exchange gain on long-term debt	(28,313)	—	—	—	—	—	(28,313)
Loss on repurchase of long-term debt	1,485	—	—	—	—	—	1,485
Loss on disposal of capital assets	245	—	—	—	—	—	245
Change in non-current reforestation obligation	(122)	—	—	—	—	—	(122)
Equity in earnings of subsidiary	(310,947)	—	(13,034)	—	—	323,981	—
Future income taxes	97,299	10,761	(35,797)	(663)	—	—	71,600
Adjustment to accrued pension benefit asset	(7,278)	—	—	—	—	—	(7,278)
Change in non-cash operating working capital	(113,574)	(270,116)	30,865	209,397	5,710	—	(137,718)

Cash provided by (used in) operating activities	(151,629)	(156,240)	(4,506)	207,831	266,392	—	161,848

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(274)	—	—	—	—	—	(274)
Repurchase of long-term debt	(31,067)	—	—	—	—	—	(31,067)
Dividends paid	(14,649)	—	—	—	—	—	(14,649)
Refundable tax recovery	438	—	—	—	—	—	438
Advances to related company	—	166,521	5,595	(204,378)	(84,581)	116,843	—
Advances from related company	116,843	—	—	—	—	(116,843)	—

	71,291	166,521	5,595	(204,378)	(84,581)	—	(45,552)

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(32,455)	—	—	—	—	—	(32,455)
Additions to capital assets	(45,499)	(11,776)	—	—	—	—	(57,275)
Decrease (increase) in other assets	(7,499)	(3,184)	800	—	—	—	(9,883)
Proceeds on disposal of capital assets	27	—	—	—	—	—	27
Investment in Chatham Forest Products, Inc.	—	(7,546)	—	—	—	—	(7,546)
Timber licence deposits	(5,998)	—	—	—	—	—	(5,998)

	(91,424)	(22,506)	800	—	—	—	(113,130)

Effect of foreign exchange rage changes on cash and cash equivalents	(28)	—	—	—	—	—	(28)

NET CASH INFLOW (OUTFLOW)	(171,790)	(12,225)	1,889	3,453	181,811	—	3,138
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	186,959	16,543	2,561	—	—	—	206,063

CASH AND CASH EQUIVALENTS, END OF YEAR	$15,169	$4,318	$4,450	$3,453	$181,811	$—	$209,201

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Balance Sheet	Ains worth	Ains worth	Ains worth		Ains worth
as at December 31, 2004	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
ASSETS
Cash	$186,959	$16,543	$2,561	$—	$206,063
Other Current Assets	122,163	25,397	9,966	—	157,526
Capital Assets	274,950	493,184	158,070	—	926,204
Other Assets	35,785	2,660	900	—	39,345
Good will	—	—	103,516	—	103,516
Due from Parent Company	—	48,357	36,025	(84,382)	—
Investment in Subsidiary	820,664	—	—	(820,664)	—

	$1,440,522	$586,140	$311,038	$(905,046)	$1,432,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$99,404	$23,966	$12,909	$—	$136,279
Reforestation Obligation	4,470	—	—	—	4,470
Due to Related Company	84,382	—	—	(84,382)	—
Long-Term Debt	916,625	—	—	—	916,625
Future Income Taxes	35,311	(580)	40,219	—	74,949

	1,140,192	23,386	53,127	(84,382)	1,132,323

Preferred Shares	—	—	25,999	(25,999)	—

SHAREHOLDERS’ EQUITY
Capital Stock	55,827	—	55,419	(55,419)	55,827
Cumulative Translation Adjustments	(34,237)	(34,237)	—	34,237	(34,237)
Contributed Surplus	—	585,294	103,516	(688,810)	—
Retained earnings	278,741	11,698	72,976	(84,673)	278,741

	300,330	562,754	231,911	(794,665)	300,330

	$1,440,522	$586,140	$311,038	$(905,046)	$1,432,653

Total assets in accordance with Canadian GAAP	$1,440,522	$586,140	$311,038	$(905,046)	$1,432,653
Write-off of capitalized start-up costs (1)	(7,361)	—	—	—	(7,361)
Intangible asset, arising from minimum pension liability calculation (2)	9,579	—	—	—	9,579

Total assets in accordance with U.S. GAAP	$1,442,740	$586,140	$311,038	$(905,046)	$1,434,871

Total liabilities in accordance with Canadian GAAP	1,140,192	23,386	53,127	(84,382)	1,132,323
Deferred income taxes relating to write-off of capitalized start-up costs (1)	(2,622)	—	—	—	(2,622)
Minimum pension liability, net of tax effect (2)	18,867	—	—	—	18,867

Total liabilities in accordance with U.S. GAAP	$1,156,437	23,386	53,127	(84,382)	$1,148,568

Total shareholders’ equity in accordance with Canadian GAAP	$300,330	$562,754	$231,911	$(794,665)	$300,330
Cumulative translation adjustment (3)	34,237	34,237	—	(34,237)	34,237
Change in retained earnings relating to:
Write-off of capitalized start-up costs (1)	(4,739)	—	—	—	(4,739)
Accumulated other comprehensive loss (Note 26 (c)(i))	(9,288)	(34,237)	—	—	(43,525)

Total share holders’ equity in accordance with U.S. GAAP	$320,540	$562,754	$231,911	$(828,902)	$286,303

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an in tangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income where as under Canadian GAAP such amounts are presented as a separate component of share holders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Statement of Operations
For the year ended December 31, 2004	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
SALES	$698,762	$109,096	$102,065	$—	$909,922

COSTS AND EXPENSES
Costs of products sold	361,425	79,545	58,854	(1,579)	498,245
Selling and administration	28,550	1,613	15,351	(14,500)	31,014
Amortization of capital assets	32,269	12,560	9,023	—	53,852
Write-down of capital assets	793	—	—	—	793

	423,037	93,718	83,228	(16,079)	583,905

OPERATING EARNINGS	275,725	15,378	18,836	16,079	326,017

FINANCE EXPENSE
Interest	40,723	—	—	—	40,723
Amortization of finance costs	3,234	—	—	—	3,234
Loss on repurchase of long term debt	106,198	—	—	—	106,198

	150,155	—	—	—	150,155
EQUITY IN EARNINGS OF SUBSIDIARY	18,287	—	—	(18,287)	—
OTHER INCOME (EXPENSE)	11,878	709	141	(16,079)	(3,351)
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT	73,815	—	—	—	73,815

INCOME BEFORE INCOME TAXES	229,549	16,087	18,977	(18,287)	246,326
INCOME TAX EXPENSE (RECOVERY)	54,467	4,389	12,388	—	71,244

NET INCOME	$175,082	$11,698	$6,589	$(18,287)	$175,082

Net income in accordance with Canadian GAAP	$175,082	$11,698	$6,589	$(18,287)	$175,082
Reversal of amortization of capitalized start-up costs, net of deferred income taxes (1)	1,033	—	—	—	1,033

Net income in accordance with U.S. GAAP	176,115	11,698	6,589	(18,287)	176,115
Minimum pension liability, net of tax (2)	(2,524)	—	—	—	(2,524)
Cumulative translation adjustment (3)	(34,237)	(34,237)	—	34,237	(34,237)

Comprehensive income	$139,354	$(22,540)	$6,589	$15,951	$139,354

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Statement of Cash Flows	Ainsworth	Ainsworth	Ainsworth		Ainsworth
For the year ended December 31, 2004	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations	$175,082	$11,698	$6,589	$(18,287)	$175,082
Amounts not requiring an outlay of cash
Amortization of capital assets	32,269	12,560	9,023	—	53,852
Amortization of financing costs	1,869	—	—	—	1,869
Amortization of debt discount	1,108	—	—	—	1,108
Amortization of consent and commitment fees	257	—	—	—	257
Foreign exchange gain on long-term debt	(73,815)	—	—	—	(73,815)
Loss on repurchase of long-term debt	106,198	—	—	—	106,198
Loss on disposal of capital assets	25	—	—	—	25
Change in non-current reforestation obligation	(332)	—	—	—	(332)
Equity in earnings of subsidiary	(18,287)	—	—	18,287	—
Future income taxes	(14,353)	—	—	—	(14,353)
Non-cash stock-based compensation	2,640	—	—	—	2,640
Write-down of capital assets	793	—	—	—	793
Adjustment to accrued pension benefit asset	215	—	—	—	215
Utilization of investment tax credit	30,060	—	—	—	30,060
Change in non-cash operating working capital	68,355	40,642	(28,168)	—	80,829

Cash provided by (used in) operating activities	312,085	64,900	(12,556)	—	364,428

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(275)	—	—	—	(275)
Repurchase of long-term debt	(451,305)	—	—	—	(451,305)
Dividends paid	(14,660)	—	—	—	(14,660)
Proceeds from issue of long-term debt	996,387	—	—	—	996,387
Financing costs	(26,214)	—	—	—	(26,214)
Repurchase of capital stock	(284)	—	—	—	(284)
Advances to related company	—	(48,357)	(36,025)	84,382	—
Advances from related company	84,382	—	—	(84,382)	—

	588,031	(48,357)	(36,025)	—	503,649

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(6,561)	—	—	—	(6,561)
Additions to capital assets	(17,987)	—	—	—	(17,987)
Decrease (increase) in other assets	(1,555)	—	—	—	(1,555)
Proceeds on disposal of capital assets	40	—	—	—	40
Investment in Minnesota OSB Facilities	(584,847)	—	—	—	(584,847)
Investment in Voyageur Panel Limited	(296,300)	—	—	—	(296,300)
Acquisition of cash of Voyageur Panel Limited	51,142	—	—	—	51,142

	(856,068)	—	—	—	(856,068)

NET CASH INFLOW (OUTFLOW )	44,048	16,543	(48,581)	—	12,009
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	142,912	—	51,142	—	194,054

CASH AND CASH EQUIVALENTS, END OF YEAR	$186,960	$16,543	$2,561	$—	$206,063

ITEM 19. EXHIBITS

Exhibit
Number	Title
1.1	Notice of Articles of Ainsworth Lumber Co. Ltd.
1.2	Articles of Ainsworth Lumber Co. Ltd.
††1.3	Certificate of Amalgamation of Ainsworth Engineered Corp.
††1.4	Articles of Association of Ainsworth Engineered Corp.
†††1.5	Certificate of Formation of Ainsworth Engineered (USA), LLC
†††1.6	Limited Liability Company Agreement of Ainsworth Engineered (USA), LLC
‡2.1	Indenture dated as of March 3, 2004 between Ainsworth Lumber Co. Ltd and The Bank of New York
‡2.2	Exchange and Registration Rights Agreement, dated as of March 3, 2004, among Ainsworth Lumber Co. Ltd. and Goldman, Sachs & Co.
‡2.3	First Supplemental Indenture, dated as of May 19, 2004 to the Indenture dated as of March 3, 2004
†††2.4	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of March 3, 2004
‡2.5	Indenture, dated as of May 19, 2014, between Ainsworth Lumber Co. Ltd. and The Bank of New York
‡2.6	Exchange and Registration Rights Agreement, dates as of May 19, 2004, among Ainsworth Lumber Co. Ltd. and Goldman, Sachs & Co.
‡2.7	First Supplemental Indenture, dated as of May 19, 2004, to the Indenture dated as of May 19, 2004
†††2.8	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of May 19, 2004
†††2.9	Indenture dated as of September 22, 2004 among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp. and the Bank of New York
†††2.10	First Supplemental Indenture dated as of September 22, 2004 to the Indenture dated as of September 22, 2004
†††2.11	Exchange and Registration Rights Agreement, dated as of September 22, 2004, among Ainsworth Lumber Co. Ltd., Deutsche Bank Securities Inc. and Goldman, Sachs & Co.
2.12	Fifth Supplemental Indenture, dated as of February 27, 2006, to the Indenture dated March 3, 2004, among the company and The Bank of New York, as trustee.
2.13	Fifth Supplemental Indenture, dated as of February 27, 2006, to the Indenture dated May 19, 2004, among the company and The Bank of New York, as trustee.
**4.1	Memorandum of Agreement dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.
*4.2	Management and Consulting Agreement between Ainsworth Lumber Co. Ltd. and 2468 Holding Ltd. dated April 25, 1999
†4.3	Pulpwood Agreement No. 16, dated April 26, 1990 and made between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd., as amended.
**4.4	Forest Licence A18700 dated March 24, 1998 and made between The Regional Manager, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd.
*4.5	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation
*4.6	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level
***4.7	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie
*4.8	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie
‡4.9	Deciduous Timber Allocation No. DTAF 110001 with respect to High Level
‡4.10	Deciduous Timber Allocation No. DTAF 110002 with respect to High Level
‡4.11	Forest Management Agreement, dated June 25, 2002, and made between Her Majesty the Queen in the Right of the Province of Alberta, Tolko Industries Ltd. and Footner Forest Products Ltd.
‡‡4.12	Share Purchase Agreement dated April 14, 2004, among Boise Cascade Corporation

Exhibit
Number	Title
Abitibi Consolidated Company of Canada, the Northwestern Mutual Life Insurance Company, Allstate Insurance Company, and Voyageur Panel Limited and Ainsworth Lumber Co. Ltd.
†††4.13	Asset Purchase Agreement dated August 25, 2004 among Potlatch Corporation and Ainsworth Lumber Co. Ltd.
4.14	Credit Agreement, dated as of December 14, 2005, among Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp. and Ainsworth Engineered (USA), LLC, as borrowers and cross-guarantors, these companies and Ainsworth Engineered Corp., as guarantors, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and GE Canada Finance Holding Company, as syndication agent
4.15	Contract for General Contracting Services related to the Grande Prairie expansion, dated July 6, 2005, between the Company and DEMAC Management Ltd.
8.1	List of Significant Subsidiaries
‡‡11.1	Ainsworth Code of Ethics
15.1	Audit Committee Charter
31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed by the Registrant and Ainsworth Lumber Inc. on October 29, 1997 (No. 333-7346).

††	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by the Registrant and Ainsworth Engineered Corp. on July 15, 2004 (No. 333-116068).

†††	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant, Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC on October 18, 2004 (No. 333-119812).

*	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant and Steen River Forest Products Ltd. on February 19, 2002 (No. 333-83230).

**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed with the Commission on May 19, 2000.

‡	Incorporated by reference to the Registration Statement on Form F-4, filed by the Registrant on June 2, 2004 (No. 333-116068).

‡‡	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 26, 2004.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 31, 2006	AINSWORTH LUMBER CO. LTD.
	By:	/s/ Robert Allen
Robert Allen
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Title
1.1	Notice of Articles of Ainsworth Lumber Co. Ltd.
1.2	Articles of Ainsworth Lumber Co. Ltd.
††1.3	Certificate of Amalgamation of Ainsworth Engineered Corp.
††1.4	Articles of Association of Ainsworth Engineered Corp.
†††1.5	Certificate of Formation of Ainsworth Engineered (USA), LLC
†††1.6	Limited Liability Company Agreement of Ainsworth Engineered (USA), LLC
‡2.1	Indenture dated as of March 3, 2004 between Ainsworth Lumber Co. Ltd and The Bank of New York
‡2.2	Exchange and Registration Rights Agreement, dated as of March 3, 2004, among Ainsworth Lumber Co. Ltd. and Goldman, Sachs & Co.
‡2.3	First Supplemental Indenture, dated as of May 19, 2004 to the Indenture dated as of March 3, 2004
†††2.4	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of March 3, 2004
‡2.5	Indenture, dated as of May 19, 2014, between Ainsworth Lumber Co. Ltd. and The Bank of New York
‡2.6	Exchange and Registration Rights Agreement, dates as of May 19, 2004, among Ainsworth Lumber Co. Ltd. and Goldman, Sachs & Co.
‡2.7	First Supplemental Indenture, dated as of May 19, 2004, to the Indenture dated as of May 19, 2004
†††2.8	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of May 19, 2004
†††2.9	Indenture dated as of September 22, 2004 among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp. and the Bank of New York
†††2.10	First Supplemental Indenture dated as of September 22, 2004 to the Indenture dated as of September 22, 2004
†††2.11	Exchange and Registration Rights Agreement, dated as of September 22, 2004, among Ainsworth Lumber Co. Ltd., Deutsche Bank Securities Inc. and Goldman, Sachs & Co.
2.12	Fifth Supplemental Indenture, dated as of February 27, 2006, to the Indenture dated March 3, 2004, among the company and The Bank of New York, as trustee.
2.13	Fifth Supplemental Indenture, dated as of February 27, 2006, to the Indenture dated May 19, 2004, among the company and The Bank of New York, as trustee.
**4.1	Memorandum of Agreement dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.
*4.2	Management and Consulting Agreement between Ainsworth Lumber Co. Ltd. and 2468 Holding Ltd. dated April 25, 1999
†4.3	Pulpwood Agreement No. 16, dated April 26, 1990 and made between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd., as amended.
**4.4	Forest Licence A18700 dated March 24, 1998 and made between The Regional Manager, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd.
*4.5	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation
*4.6	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level
***4.7	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie
*4.8	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie
‡4.9	Deciduous Timber Allocation No. DTAF 110001 with respect to High Level
‡4.10	Deciduous Timber Allocation No. DTAF 110002 with respect to High Level
‡4.11	Forest Management Agreement, dated June 25, 2002, and made between Her Majesty the Queen in the Right of the Province of Alberta, Tolko Industries Ltd. and Footner Forest Products Ltd.
‡‡4.12	Share Purchase Agreement dated April 14, 2004, among Boise Cascade Corporation Abitibi Consolidated Company of Canada, the Northwestern Mutual Life Insurance Company, Allstate Insurance Company, and Voyageur Panel Limited and Ainsworth

Exhibit
Number	Title
Lumber Co. Ltd.
†††4.13	Asset Purchase Agreement dated August 25, 2004 among Potlatch Corporation and Ainsworth
4.14	Credit Agreement, dated as of December 14, 2005, among Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp. and Ainsworth Engineered (USA), LLC, as borrowers and cross-guarantors, these companies and Ainsworth Engineered Corp., as guarantors, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and GE Canada Finance Holding Company, as syndication agent
4.15	Contract for General Contracting Services related to the Grande Prairie expansion, dated July 6, 2005, between the Company and DEMAC Management Ltd.
8.1	List of Significant Subsidiaries
‡‡11.1	Ainsworth Code of Ethics
15.1	Audit Committee Charter
31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed by the Registrant and Ainsworth Lumber Inc. on October 29, 1997 (No. 333-7346).

††	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by the Registrant and Ainsworth Engineered Corp. on July 15, 2004 (No. 333-116068).

†††	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant, Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC on October 18, 2004 (No. 333-119812).

*	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant and Steen River Forest Products Ltd. on February 19, 2002 (No. 333-83230).

**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed with the Commission on May 19, 2000.

‡	Incorporated by reference to the Registration Statement on Form F-4, filed by the Registrant on June 2, 2004 (No. 333-116068).

‡‡	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 26, 2004.