Form 20-F/A
period 2005-12-31
AINSWORTH LUMBER CO LTD
filed 2006-04-07
CIK 1043289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F/A
Amendment No. 1

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
Yes       ☐       No       ☐

EXPLANATORY NOTE
Ainsworth Lumber Co. Ltd. is filing this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Annual Report”), which was filed with the Securities and Exchange Commission on April 3, 2006, to clarify information included under the headings “Item 3—Key Information”, “Item 4—Information on the Registrant”, “Item 5—Operating and Financial Review and Prospects”, “Item 6-Directors, Senior Management and Employees” and “Item 7—Major Shareholders and Related Party Transactions”. We are filing the amended 2005 Annual Report in its entirety. This Amendment No. 1 does not reflect events occurring after the original filing of the 2005 Annual Report or modify or update the disclosures therein in any way other than as described above.

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

	Fiscal year ended December 31,

	2005(1)	2004(1)	2003		2002	2001

	(in millions except per share data, ratios and
	production data)
Statement of Operations Data
Canadian GAAP
Sales	$1,248.2	$909.9	$543.0		$430.3	$388.7
Cost of products sold(2)	855.9	498.2	322.8		338.2	306.0
Selling and administration	30.8	31.0	18.2		21.9	22.7
Amortization of capital assets	103.9	53.9	33.0		32.0	30.4
Write-down of capital assets	—	0.8	13.7	(3)	1.0	3.3

Operating Earnings	257.6	326.0	155.3		37.2	26.3
Interest(4)	64.9	40.7	51.2		57.2	51.7
Amortization of finance charges	4.9	3.2	4.9		5.3	8.3
Loss on repurchase of debt	1.5	106.2	0.1		—	—
Other (income) expense	(2.2)	3.4	0.5		(2.9)	(2.8)
Foreign exchange (gain) loss on long-term debt	(28.3)	(73.8)	(76.9)		(4.3)	17.4

Income (loss) before income taxes	216.8	246.3	175.6		(18.1)	(48.4)
Income tax expense (recovery)	63.6	71.2	51.9		(0.3)	(18.7)

Income (loss) from continuing operations	153.2	175.1	123.7		(17.9)	(29.7)
Gain from discontinued operations(9)	—	—	—		—	4.2

Net income (loss)	$153.2	$175.1	$123.7		$(17.9)	$(25.4)

Basic and diluted earnings (loss) per share	$10.45	$11.98	$8.49		$(1.23)	$(1.75)
Cash dividends per share	$1.00	$1.00	—		—	—
U.S. GAAP
Net income (loss)(5)	$154.9	$176.1	$124.3		$(17.0)	$(25.8)
Basic and diluted earnings (loss) per share	$10.58	$12.05	$8.54		$(1.17)	$(1.78)
Other Financial Data
Canadian GAAP
Adjusted Working Capital(6)	$346.2	$220.7	$259.4		$104.7	$103.4
Additions to capital assets	57.3	18.0	8.2		14.1	20.1
Ratio of earnings to fixed charges(7)	4.1x	6.6x	4.1x		—	—

	Fiscal year ended December 31,

	2005	2004	2003	2002	2001

Other Selected Operating Data
OSB production volume (mmsf)	3,214	2,039	1,351	1,284	1,197
Specialty plywood production volume (mmsf)	143	144	119	98	86
Average OSB price realized ($ per msf (3/8 ”))	$353	$393	$335	$253	$205
Average specialty plywood price realized ($ per msf (3/8 ”))	$655	$677	$601	$663	$683

	As at December 31,

	2005	2004	2003	2002	2001

	(in millions)
Balance Sheet Data
Canadian GAAP
Cash and cash equivalents	$209.2	$206.1	$194.1	$80.2	$87.0
Total assets	1,513.0	1,432.7	627.7	555.1	578.0
Total long-term debt, including current maturities(8)	859.5	916.9	352.5	440.4	443.7
Shareholders’ equity	415.2	300.3	171.8	48.4	66.2
U.S. GAAP
Total assets	$1,521.1	$1,434.9	$619.3	$544.7	$566.2
Total long-term debt, including current maturities(8)	859.5	916.9	352.5	440.4	443.7
Shareholders’ equity	397.8	286.3	159.3	35.2	58.7

(1)	Includes the results of operations of Ainsworth Engineered Corp., the successor of Voyageur, from May 19, 2004 to December 31, 2004, and the results of operations of Ainsworth Engineered (USA), LLC, the entity holding our Minnesota OSB facilities, from September 22, 2004.

(2)	Cost of products sold excludes amortization of capital assets, which is shown separately below.

(3)	In 2003, includes a $13.3 million write-down of capital assets related to the previously planned expansion of the Grande Prairie OSB facility.

(4)	Interest includes interest expense for the period, excluding amortization of deferred financing costs, amortization of deferred debt discounts, amortization of consent and commitment fees, foreign exchange gains (losses) on long-term debt and realized foreign exchange losses upon repayment of principal.

(5)	U.S. GAAP net income (loss) excludes minimum pension liability, net of tax, and cumulative translation adjustment reported with comprehensive income.

(6)	Adjusted working capital is current assets (excluding restricted cash) less current liabilities (excluding current portion of future income taxes). We have presented adjusted working capital as we believe that it provides investors with a basis to evaluate our ability to fund operations, and capital expenditures.

	As at December 31,
	2005	2004	2003	2002	2001
(in millions)
Current assets	$467.5	$363.6	$310.9	$159.1	$157.2
Restricted cash	(39.0)	(6.6)	—	—	—
Current liabilities	(113.7)	(136.3)	(51.5)	(54.4)	(53.8)
Current portion of future income taxes	31.4	—	—	—	—

Adjusted working capital	$346.2	$220.7	$259.4	$104.7	$103.4

(7)	For purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of income (loss) before income taxes, plus fixed charges during the period and (ii) fixed charges consist of interest expense on all debt, plus the portion of operating lease rental expense that is representative of the interest factor and amortization of finance charges. For the fiscal years ended December 31, 2002 and 2001, pre-tax earnings from continuing operations before fixed charges were insufficient to cover fixed charges under Canadian GAAP by $18.1 and $48.4 million respectively and under U.S. GAAP by $17.2 and $48.8 million respectively. The following table sets forth the calculation of the ratio of earnings to fixed charges:

	Year Ended December 31,

	2005	2004	2003	2002	2001

	(in millions, except ratio of earnings to
	fixed charges)
Income (loss) before income taxes	$216.8	$246.3	$175.6	$(18.1)	$(48.4)
Fixed Charges
Interest	64.9	40.7	51.2	57.2	51.7
Amortization of finance charges	4.9	3.2	4.9	5.3	8.3
Interest factor associated with operating leases	0.4	0.4	0.3	0.5	0.4

	70.2	44.3	56.4	63.0	60.4

Income before income taxes and fixed charges	$287.0	$290.6	$232.0	$44.9	$12.0

Ratio of Earnings to fixed charges	4.1	6.6	4.1	—	—

Excess of fixed charges over loss before income taxes and fixed charges	—	—	—	$(18.1)	$(48.4)

(8)	Net of unamortized deferred discount. Does not include the notes offered hereby.

(9)	In 2001, we completed the sale of our Chasm lumber operation and recorded a gain from discontinued operations of $4.2 million.

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

Annual Data	Average
2005	0.8276
2004	0.7702
2003	0.7186
2002	0.6368
2001	0.6444

Monthly Data	High	Low
March, 2006	0.8834	0.8531
February, 2006	0.8788	0.8638
January, 2006	0.8744	0.8528
December, 2005	0.8690	0.8521
November, 2005	0.8579	0.8405
October, 2005	0.8579	0.8413
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
     Events Subsequent to our Fiscal 2005 Year-End
     In January 2006, production was interrupted at our Grand Rapids facility , due to a fire in a wood storage area, and later in the month, due to a mechanical breakdown of pressing equipment. A total of 14.7 production days were lost during the month before we resumed normal production levels. In March 2006, we announced that the facility will be shutdown for a period of 35 days, starting on April 6, 2006, for major repairs to press equipment.
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
     Markets in Which We Operate
     Oriented Strand Board Market
     OSB is a structural panel used in building applications, primarily as residential roof, wall and floor sheathing. Growth in the structural panel industry, which includes plywood and OSB, is primarily driven by new residential construction, home renovation and industrial market activity. RISI estimates that in 2005, 57% of all OSB and plywood structural panels consumed in the U.S. were used in the construction of single family homes, multi-family homes or mobile homes. In terms of total volume of OSB and plywood structural panels consumed in North America, RISI estimates that consumption increased from 32.1 bsf in 1995 to 45.8 bsf in 2005, a compounded average annual growth rate of 3.7%. The relative abundance of fast growing deciduous and under-utilized coniferous trees, combined with an automated manufacturing process, results in a significant cost advantage for OSB over plywood. RISI estimates that in 2005 the average variable cost of production of OSB was $156 per msf (3/8” basis) in western Canada, $178 per msf in the U.S. north central region and $159 per msf in Ontario and Quebec, compared to a 2005 average variable cost of production of plywood of $278 per msf in British Columbia and $251 in the southern United States. Declining plywood-quality timber supplies are expected to continue to limit the efficient production of plywood. We believe OSB’s lower cost and comparable performance characteristics versus plywood will continue to drive the market shift from plywood to OSB and support the growth of our business. According to RISI, OSB’s share of the North American structural panel market has increased from 33% in 1994 to 58% in 2005, and is projected to grow to 74% of the market by 2009. Furthermore, RISI estimates that between 1994 and 2005 annual consumption of OSB in North America grew at a 9% compounded annual rate over the period. In addition to the growing commodity sheathing market, OSB continues to penetrate new markets through the use of new manufacturing techniques that incorporate OSB into higher valued specialty industrial products such as webstock, rimboard, radiant barrier sheathing and stair systems. The following table shows a representative production cost comparison between plywood and OSB:
Plywood and OSB Production Cost Comparison

	Plywood	OSB
Wood	$157	$57
Labor	64	29
Energy	18	8
Glue & Wax	21	40
Supplies	21	22

Gross Variable	281	154
Residuals	(30)	—

Total Variable	$251	$156

Source:	RISI, North American Wood Panels 5-Year Forecast, March 6, 2006: 2005 Average Variable Costs for Western Canadian OSB and Southern Yellow Pine Plywood ($ per msf 3/8” basis)

     Demand for structural panels has historically been correlated to residential and commercial construction and repair and remodeling industries in North America, Asia and Europe. According to RISI, from 1991 through 2005, U.S. housing starts grew at a 5.3% compounded annual growth rate while residential improvements expenditures (adjusted for inflation) grew at a 4.3% compounded annual growth rate. According to figures reported by the US Commerce Department in January 2006, total U.S. housing starts for 2005 topped 2.06 million units, which is up 5.8% from 2004. Low interest rates, rising consumer confidence and strong household formation growth have bolstered U.S. housing starts to a level not experienced since 1973. We believe that housing starts will continue to be primarily single-family construction, as opposed to multi-family homes, which has accounted for approximately 80% of all homes built in the 2000 to 2005 period. In addition, according to RISI, the average single-family home size in 2005 was 2,456 square feet, over 17% larger than the average single-family home size in 1994.
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
     OSB benchmark prices increased significantly in 2004, averaging US$369 per msf North Central (7/16”), This increase resulted from tight supply and demand conditions in the structural panels market, brought on by a robust new home construction market. Structural panel market prices remained relatively high in 2005. The average monthly OSB benchmark price in 2005 was US$324 per msf North Central (7/16”), a decrease of approximately 13% from the record 2004 average prices. According to RISI, U.S. and Canadian housing starts, a major driver of structural panel demand, are expected to average 2.0 million per year between 2005 and 2010, and OSB demand is expected to grow at a 5.4% compounded annual growth rate over the same period.
     The North American OSB industry is relatively consolidated. The top five suppliers accounted for more than 70%, and the top eight suppliers accounted for more than 90%, of North American capacity in 2005.
     Given the growing demand for structural panels and the cost advantage of OSB over plywood, we expect that the OSB industry will introduce additional manufacturing capacity. Due to the long lead times associated with the construction and ramp up of new OSB mills, major capacity additions have traditionally taken 18 months to come on line and several more months to reach full production levels. RISI projects that the total North American OSB annual production capacity will increase by approximately 10 bsf, or 34%, between 2005 and 2010, while total plywood annual production in the same period will decrease by nearly 8 bsf, or 40%. RISI also projects that North American annual demand for OSB will increase by approximately 8 bsf, or 30%, during the same period, while total plywood annual demand will decline by 7 bsf, or 40%. Given these demand and supply dynamics, RISI projects the demand-capacity ratio for OSB to average 87% from 2005 through 2010.

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
     We produce, market and distribute a wide range of commodity and value-added OSB and specialty overlaid plywood products. We sell our products to North American and offshore export markets, primarily Japan. We have a well-established sales presence and long-standing customer relationships in our largest markets. In 2005, approximately 30% of our production was in the form of AinsworthEngineered(R) value-added products, including export-standard OSB and specialty industrial OSB and plywood products. These products generally exhibit more stable pricing and command a premium price over commodity OSB sheathing and commodity plywood sheathing products.
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
     On May 19, 2004, we acquired all of the outstanding shares of Voyageur Panel Limited, a private Canadian company that owned and operated an OSB facility in Barwick, Ontario, approximately 440 kilometers (275 miles) north of Minneapolis, Minnesota. In 2003, approximately 83% of the sales volume for the Barwick facility was commodity-grade OSB sheathing panels. Since acquiring the Barwick facility, we have increased its annual production capacity by approximately 7%, from 440 mmsf to the current estimated annual production capacity of 470 mmsf. We have also implemented key management changes and renegotiated several commercial contracts on more favorable terms. In 2005, approximately 18% of the Barwick facility’s production volume was generated from value-added products. In 2005, substantially all of the Barwick facility’s shipments were to the United States, primarily to customers located in the Central region of the United States.
     On September 22, 2004, we acquired from Potlatch all of the assets and certain related net working capital used by Potlatch in the operation of three OSB facilities located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The assets were acquired from Potlatch by Ainsworth Engineered (USA), LLC, our wholly-owned subsidiary, for a purchase price of approximately US$455.5 million.
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
     Growing Value-Added Product Mix.
     Our business strategy is to continue to increase our revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, which enhances our profitability. Value-added products also exhibit more stable pricing than commodity OSB. We plan to continue to use our versatile manufacturing equipment to enhance our offerings of high-quality AinsworthEngineered(R) value-added products across our OSB and specialty plywood businesses. Our core management has skills and experience in all aspects of the value-added engineered wood products business, including product development, manufacturing, marketing and distribution, among others. We believe that our value-added product strategy improves our financial results and helps us maintain profitability through industry cycles. We also believe that our recent acquisition of the Minnesota OSB facilities has provided us with a significant opportunity to expand our value-added product mix. In 2005, approximately 16% of the Minnesota OSB facilities’ sales volume was value-added products. We believe we will be able to increase output of value-added products to approximately 25% of total sales volume by 2007. The addition of the second production line at our Grande Prairie facility, which is currently under construction and is scheduled for completion in early 2007, will further support our value-added product strategy. The continuous press technology that will be employed in this new line will allow us to produce a number of structural engineered wood products including OSB and oriented strand lumber.
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
     Alberta
     Grande Prairie Deciduous Timber Allocation
     In 1994, we were granted a deciduous timber allocation, or DTA, in connection with our Grande Prairie OSB facility. The Grande Prairie DTA is a renewable 20-year certificate allowing for an annual harvest of approximately 791,000 m3 of deciduous timber, which expires in 2015. The Alberta Ministry of Sustainable Resources issues timber licenses that operate in conjunction with the DTA and specify where timber harvesting will take place within a five-year period. As the holder of the DTA, we were required to construct and operate the Grande Prairie OSB facility and must process all timber harvested under the DTA at this facility. We are also obligated to initiate a program of private log purchases and to conduct our operations and forest management program in accordance with provincial legislation and the requirements of the Alberta Ministry of Sustainable Resource Development. In addition, as a result of undercutting of the DTA allowable harvest during the 1995 to 2000 period, and the 2001 to 2005 period, we have rights under our DTA certificate to harvest additional timber through to 2026.
     Our Grande Prairie DTA is the primary source of fiber for our Grande Prairie OSB facility, capable of supplying approximately 100% of the existing production line’s fiber requirements at full capacity during the period 2006 to 2025, and approximately 80% in subsequent years. The mill’s fiber requirement was 958,000 m3 for the year ending December 31, 2005. The balance of the Grande Prairie OSB plant’s requirements can be purchased from other low-cost sources, including private land and government purchases, industrial timber salvage, incidental deciduous volumes generated by non-DTA harvesting operations of other operators and volume gained through modified harvesting practices to increase utilization.
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
     In 2004, the U.S. Environmental Protection Agency developed new Maximum Achievable Control Technology (“MACT”) requirements that establish new air emission limits for OSB and plywood manufacturing facilities, including the Minnesota OSB facilities. Compliance with these standards will be required by October 1, 2008. In 2005, the Ontario Ministry of the Environment introduced new air emission standards and reporting requirements which affect all industries in the Province of Ontario. Some of these standards became effective in November 2005, while the timelines for overall compliance vary depending upon the NAICS classifications of the industries in question. We expect that our facility in Barwick, Ontario will not be required to comply with these requirements before 2013.
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
     The following table sets out our net sales by region for the fiscal years 2005, 2004 and 2003.

	Year ended December 31,
	2005	2004	2003
	(in millions)
Geographic sales information(1)
Canada	$81.6	$106.8	$94.3
United States	1,135.3	764.0	410.2
Asia	20.9	29.5	30.4
Europe	10.4	9.6	8.1

Total	$1,248.2	$909.9	$543.0

(1)	Sales figures reported in this table include freight revenue.
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
     The introduction of OSB to the Japanese market is relatively new. Although OSB currently represents only a small proportion of the Japanese panel market, we expect OSB to capture an increasing share of the Japanese structural panel market, albeit at a much slower pace than the one experienced in North America over the last 30 years. We hold a leading position in that market, with an estimated 35% market share for all OSB imported into Japan in 2005. Other North American OSB producers have generally played only a peripheral and opportunistic role in this market. Our principal competition in Japan remains domestic softwood plywood, Southeast Asian hardwood plywood and European OSB.
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
     100 Mile House.
     We own and operate the 100 Mile House, British Columbia facility, which began operations in the fall of 1994. We originally built 100 Mile House with a design annual production capacity of 360 mmsf (3/8” basis) and currently operate the facility at an annual capacity of approximately 425 mmsf (3/8” basis), or 18% above the original design capacity. The facility consumes approximately 650,000 m3 of fiber annually. The 100 Mile House operation occupies about 57 acres of land owned by us and is directly serviced by rail.
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
     The Cook facility commenced production in 1983. In January 2001, a modernization and expansion program was completed, which resulted in an increase in the annual production capacity of its single production line from 250 mmsf to an estimated annual production capacity of 430 mmsf (3/8” basis), and a corresponding reduction in unit manufacturing costs. In 2005, production at the Cook facility totaled 423 mmsf (3/8” basis), or 98% of the current estimated capacity. Nearly all the OSB produced at this facility in 2005 was standard, commodity wall and roof sheathing. We have initiated this year an expansion effort that will result in the introduction to this facility of value-added product lines including webstock for wood I-joist manufacturing and jumbo panels for the RV and SIP industries.
     The Grand Rapids facility commenced OSB production in 1985. The facility has an estimated annual production capacity of 390 mmsf (3/8” basis) and produced about 387 mmsf (3/8” basis), or 99% of the current estimated capacity. The product mix of the Grand Rapids facility in 2005 was heavy to standard, commodity wall and roof sheathing (62%). We were able to identify during the year some market opportunity for value-added product lines linked to the operation’s unique press size of 8’ by 28’.

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
     With the inclusion of additional production from the Barwick and Minnesota OSB facilities acquired in 2004, we produced 3.2 billion sq. ft. of OSB (3/8” basis) during the past year. This was a 60% increase from the 2004 production level of 2.0 billion sq. ft. Embedded in the overall production are panel production records at three of the four OSB mills acquired in 2004, as well as records at our Grande Prairie and Savona mills.
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

	Year ended
	December 31 ,
	2005	2004	2003
	(in millions)
Sales:
OSB	$1,138.3	$799.4	$449.0
Specialty plywood, and other products	109.9	110.5	94.0

Total	1,248.2	909.9	543.0

Cost of products sold (excluding amortization):
OSB	755.0	399.6	241.6
Specialty plywood, and other products	100.9	98.6	81.2

Total	855.9	498.2	322.8

Selling and administration	30.8	31.0	18.2
Amortization of capital assets	103.9	53.9	33.0
Write-down of capital assets	—	0.8	13.7

Operating earnings	257.6	326.0	155.3
Finance expense	71.3	150.2	56.1
Interest and other (income) expense	(2.2)	3.4	0.5
Unrealized foreign exchange (gain) loss on long-term debt	(28.3)	(73.8)	(76.9)

Income (loss) before income tax	216.8	246.3	175.6
Income tax (recovery) expense	63.6	71.2	51.9

Net income (loss)	$153.2	$175.1	$123.7

     Our geographic distribution of sales was as follows:

	Year ended
	December 31
	2005	2004	2003
All Products
United States	91.0%	84.0%	75.5%
Canada	6.5	11.7	17.4
Asia	1.7	3.2	5.6
Europe	0.8	1.1	1.5

	100.0%	100.0%	100.0%

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
     Sales
     North American OSB markets concluded the year with the benchmark North Central OSB price at US$310 per msf (7/16” basis). For the fourth quarter, the average North Central OSB price was $317 per msf, 20% above the prices realized in the fourth quarter of 2004. For the year, OSB prices averaged $320 per msf compared to $369 per msf for 2004.
     Total sales increased by $338.3 million or 37.2% compared to 2004. The company’s average selling price of OSB during 2005 was $353, 10.2% lower than in 2004, while the volume of OSB shipped in 2005 increased by

58.5%.
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
     Specialty Overlaid Plywood and Other Products
     Sales of specialty overlaid plywood and other products were steady at $109.9 million in 2005 compared to $110.5 million in 2004. Plywood prices fell 3.2% from the prior year, which was partially offset by a 2.5% increase in shipment volumes.
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
     Amortization of Capital Assets
     Amortization of capital assets was $103.9 million in 2005, representing an increase of $50.0 million, or 92.8%, from 2004. The increase in amortization is due to the inclusion of full year amortization related to the capital assets associated with the Barwick and Minnesota OSB facilities acquired in May and September of 2004.

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
     During 2005, the company repurchased U.S.$24.5 million of its outstanding senior notes. In addition, the company recorded a $28.3 million unrealized foreign exchange gain, compared to an unrealized gain of $73.8 million in 2004. The smaller gain in 2005 reflects the reduced appreciation of the Canadian dollar relative to the U.S. dollar during 2005 as compared to 2004.
     Other Income (Expense)
     In 2005, other income was $2.2 million, compared to an expense of $3.4 million in 2004. The increase is attributable to increases in interest income, income receipts from various partnership investments, and other sundry items.
     Income Taxes
     Income tax expense in fiscal 2005 was $63.6 million compared to $71.2 million in 2004, a 10.7% decline. This decline is mainly attributable to a decline in income before income taxes of 12.0%.
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
     Specialty Overlaid Plywood and Other Products. Sales of specialty overlaid plywood and other products were $110.5 million in 2004 compared to $94.0 million in 2003, representing a increase of $16.5 million or 17.6%. The increase in sales resulted from a 18.4% increase in shipment volumes driven by higher market demand and a 5.4% increase in average sales price. This higher average sales price is largely attributable to a product mix comprised of an increased proportion of relatively higher-priced commodity plywood sheathing products.
     Cost of Products Sold (Exclusive of Amortization)
     Cost of products sold in fiscal 2004 was $498.2 million compared to $322.8 million in fiscal 2003, representing an increase of $175.4 million or 54.3%. This increase is due primarily to increased shipment volumes of OSB and higher unit costs for wood fiber and resins.

     OSB. OSB cost of products sold in fiscal 2004 was $399.6 million compared to $241.6 million in fiscal 2003, representing an increase of $158.0 million or 65.4%. This increase was due primarily to a 58.7% increase in OSB shipment volumes attributable to the OSB manufacturing assets acquired during 2004 and a 3.5% increase in OSB shipment volumes generated at the OSB facilities that existed prior to 2004. Additional unit cost increases are attributable to higher prices for wood fiber and resins.
     Specialty Overlaid Plywood and Other Products. Specialty overlaid plywood and other products cost of products sold in fiscal 2004 was $98.6 million compared to $81.2 million in fiscal 2003, representing an increase of $17.4 million or 21.4%. This increase was due primarily to an increased plywood shipment volume of 18.4%.
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
     Finance Expense
     Finance expense, including a one time charge of $106.2 million associated with the March 2004 debt refinancing, for 2004 was $150.2 million (including $40.7 million of direct interest expense) compared to $56.1 million (including $51.2 million of direct interest expense) in 2003, representing an increase of $94.1 million or 167.4%.
     We recorded a $73.8 million unrealized foreign exchange gain on our U.S. dollar denominated long-term debt for fiscal 2004 compared to an unrealized gain of $76.9 million in 2003. The gain in 2004 reflects the appreciation of the Canadian dollar relative to the U.S. dollar during the year.
     Other Expense
     Other expense for 2004 was $3.4 million compared to $0.5 million in 2003. This increase in other expense was related primarily to a $2.6 million charge in 2003 relating to the employee participation share plan.
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
     With the assimilation of our acquisitions now behind us and with continued production improvements, we believe 2006 will be another good year for our company. During the year we will continue to invest in our business to maintain our assets and ensure we remain competitive. Our most significant investment in 2006 will be the 600 mmsf expansion in capacity currently underway at our Grande Prairie Alberta mill. We have budgeted approximately $170.0 million of spending on this project in 2006. When complete in early 2007, this facility will have a productive capacity of 1,265 mmsf and will be the largest and potentially the lowest cost facility in the world.

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
     Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily property, plant and equipment, construction in progress and timber and logging roads) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. We reviewed the carrying value of our capital assets, including construction in progress, in 2005 and believe that our reported values are reasonable based on the current circumstances.
     Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.
     Future Income Tax Assets. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts and the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

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

	Payment due by Period
Contractual		Less than			After
Obligation(5)(6)(7)	Total	1 year	2-3 years	4-5 years	5 years
	(in thousands)
6.750% Senior Notes(1)	503,292	25,121	50,242	50,242	377,687
7 1/4% Senior Notes(2)	476,356	23,187	46,375	46,375	360,419
Floating Rate Senior Notes(3)	244,823	13,875	27,749	203,199	—
12 1/2% Senior Notes(4)	1,873	196	1,677	—	—
Operating Lease Obligations(5)	11,316	3,793	4,748	2,775	—
Purchase Commitments(6)	158,374	158,374	—	—	—

(1)	Under the indentures governing our outstanding 6.750% senior notes, we are required to make interest payments in the amount of US$10.8 million each June 30 and December 30. Our 6.750% senior notes mature on March 15, 2014.

(2)	Under the indenture governing our outstanding 7 1/4% senior notes, we are required to make interest payments in the amount of US$10.0 million each June 30 and December 30. Our 7 1/4% senior notes mature on October 1, 2012.

(3)	Under the indenture governing our outstanding floating rate senior notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%. Interest on our floating rate senior notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the December 31, 2005 year-end rate of 7.77%. Our floating rate senior notes mature on October 1, 2010.

(4)	Our 12 1/2% senior notes mature on July 15, 2007.

(5)	We do not include operating lease obligations beyond five years.

(6)	Purchase commitments include agreements to purchase machinery, equipment, engineering and management support services in relation to the Grande Prairie expansion project totaling approximately $150.0 million, and US$7.2 million related to the purchase of an aircraft.

(7)	Contractual obligations denominated in US$ are converted to Canadian dollars at the December 31, 2005 exchange rate posted by the Bank of Canada of US$0.8598 = $1.00.
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

(2)	Represents management fees in the amount of $500,000 plus a bonus of $1,215,625, and an automobile allowance of $30,360. See “Employment Agreements”.
     Compensation of Directors
     During the year ended December 31, 2005, our non-employee, non-related directors were paid a retainer fee of $20,000 per year and $4,000 for membership on each board committee and a meeting attendance fee of $2,000 per directors’ meeting attended. In connection with participation on committees of our board of directors, non-employee directors were paid a meeting attendance fee of $2,000 per committee meeting attended and non-employee directors acting as chair of committees also earned $2,000 per year for each committee chaired. A total of $291,200 was earned by our non-employee directors as a group for this period. Our non-employee directors are reimbursed for transportation and other out-of-pocket expenses incurred for attendance at meetings of the board of directors and committee meetings.
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
     E. Share Ownership
     Share Capital Structure
     We have an authorized capital consisting of the following:
•	100,000,000 common shares without par value;

•	1,500,000 Class B Common Shares without par value, of which 350,000 are designated as Series 1 Class B Common Shares, 180,000 are designated Series 2 Class B Common Shares and 187,500 are designated Series 3 Class B Common Shares; and

•	100,000,000 preferred shares without par value, of which 300,000 are designated as Series 1 Preferred Shares, 4,000,000 are designated as Series 2 Preferred Shares, and 5,000,000 are designated as Series 3 Preferred Shares.
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
     We have an authorized capital consisting of the following:
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

The following condensed consolidating financial information reflects the summarized financial information of the Company and its Guarantors:

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Balance Sheet	Ainsworth	Ainsworth	Ainsworth	Ainsworth	Ainsworth		Ainsworth
as at December 31, 2005	Lumber Co Ltd.	Engineered	Engineered	Corp.	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA) LLC	Corp.		Limited Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
ASSETS
Cash	$15,566	$3,921	$4,450	$3,453	$181,811	$—	$209,201
Other Current Assets	72,436	281,486	(67)	(166,022)	108,861	(38,400)	258,294
Capital Assets	437,768	438,128	—	—	—	—	875,896
Other Assets	49,518	5,841	100	—	—	11,182	66,641
Goodwill	—	—	102,970	—	—	—	102,970
Due from Parent Company	—	—	75,132	204,378	84,581	(364,091)	—
Investment in Subsidiary	1,212,147	14,213	138,186	—	—	(1,364,546)	—

	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$38,972	$20,893	$4,422	$43,291	$47,542	$(41,431)	$113,689
Reforestation Obligation	4,348	—	—	—	—	—	4,348
Due to Related Company	245,932	118,158	—	—	—	(364,090)	—
Long-Term Debt	859,540	—	—	—	—	—	859,540
Future Income Taxes	105,688	15,231	—	(663)	—	—	120,256

	1,254,480	154,282	4,422	42,628	47,542	(405,521)	1,097,833

Preferred Shares	—	—	25,999	—	—	(25,999)	—

SHAREHOLDERS’ EQUITY
Capital Stock	173,613	—	55,419	—	—	(173,205)	55,827
Cumulative Translation Adjustment	(58,343)	(58,427)	—	84	—	58,343	(58,343)
Contributed Surplus	—	585,294	148,495	—	—	(733,789)	—
Partners’ Capital	—	—	—	—	67,029	(67,029)	—
Retained earnings	417,685	62,440	86,436	(903)	260,682	(408,655)	417,685

	532,955	589,307	290,350	(819)	327,711	(1,324,335)	415,169

	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002

Total assets in accordance with Canadian GAAP	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,513,002
Write-off of capitalized start-up costs (1)	(4,507)	—	—	—	—	—	(4,507)
Intangible asset, arising from minimum pension liability calculation (2)	12,590	—	—	—	—	—	12,590

Total assets in accordance with U.S. GAAP	$1,795,518	$743,589	$320,771	$41,809	$375,253	$(1,755,855)	$1,521,085

Total liabilities in accordance with Canadian GAAP	1,254,480	154,282	4,422	42,628	47,542	(405,521)	1,097,833
Deferred income taxes relating to write-off of capitalized start-up costs (1)	(1,530)	—	—	—	—	—	(1,530)
Minimum pension liability, net of tax effect (2)	27,030	—	—	—	—	—	27,030

Total liabilities in accordance with U.S. GAAP	$1,279,980	154,282	4,422	42,628	47,542	(405,521)	$1,123,333

Total shareholders’ equity in accordance with Canadian GAAP	$532,955	$589,307	$290,350	$(819)	$327,711	$(1,324,335)	$415,169
Cumulative translation adjustment	58,343	58,427	—	(84)	—	(58,343)	58,343
Change in retained earnings relating to:
Write-off of capitalized start-up costs (1)	(2,977)	—	—	—	—	—	(2,977)
Accumulated other comprehensive gain (loss) (Note 26(c)(i))	(14,440)	(58,427)	—	84	—	—	(72,783)

Total shareholders’ equity in accordance with U.S. GAAP	$573,881	$589,307	$290,350	$(819)	$327,711	$(1,382,678)	$397,752

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost th e excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Statement of Operations
For the year ended December 31, 2005	Ainsworth	Ainsworth	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered	Corp.	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.		Limited Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
SALES	$—	$452,054	$—	$454,822	$797,087	$(455,732)	$1,248,231

COSTS AND EXPENSES
Costs of products sold	—	331,064	—	455,732	524,885	(455,732)	855,949
Selling and administration	12,436	6,928	—	55	11,358	—	30,777
Amortization of capital assets	51,534	52,373	—	—	—	—	103,907

	63,970	390,365	—	455,787	536,243	(455,732)	990,633

OPERATING EARNINGS	(63,970)	61,689	—	(965)	260,844	—	257,598

FINANCE EXPENSE
Interest	64,914	—	—	—	—	—	64,914
Amortization of finance costs	4,888	—	—	—	—	—	4,888
Loss on repurchase of long term debt	1,485	—	—	—	—	—	1,485

	71,287	—	—	—	—	—	71,287
EQUITY IN EARNINGS OF SUBSIDIARY	310,947	—	13,034	—	—	(323,981)	—
OTHER INCOME (EXPENSE)	7,024	(3,936)	(91)	(638)	(162)	—	2,197
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT	28,313	—	—	—	—	—	28,313

INCOME BEFORE INCOME TAXES	211,027	57,753	12,943	(1,603)	260,682	(323,981)	216,821
INCOME TAX EXPENSE (RECOVERY)	57,873	7,011	(517)	(700)	—	—	63,667

NET INCOME	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154

Net income in accordance with Canadian GAAP	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154
Reversal of amortization of capitalized start-up costs, net of deferred income taxes (1)	1,762	—	—	—	—	—	1,762

Net income in accordance with U.S. GAAP	154,916	50,742	13,460	(903)	260,682	(323,981)	154,916
Minimum pension liability, net of tax (2)	(5,152)	—	—	—	—	—	(5,152)
Cumulative translation adjustment (3)	(24,106)	(24,190)	—	84	—	24,106	(24,106)

Comprehensive income	$125,658	$26,552	$13,460	$(819)	$260,682	$(299,875)	$125,658

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Statement of Cash Flows	Ainsworth	Ainsworth	Ainsworth	Ainsworth	Ainsworth		Ainsworth
For the year ended December 31, 2005	Lumber Co Ltd.	Engineered	Engineered	Corp.	Engineered Canada		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.		Limited Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154
Amounts not requiring an outlay of cash
Amortization of capital assets	51,534	52,373	—	—	—	—	103,907
Amortization of financing costs	3,329	—	—	—	—	—	3,329
Amortization of debt discount	1,549	—	—	—	—	—	1,549
Amortization of consent and commitment fees	10	—	—	—	—	—	10
Foreign exchange gain on long-term debt	(28,313)	—	—	—	—	—	(28,313)
Loss on repurchase of long-term debt	1,485	—	—	—	—	—	1,485
Loss on disposal of capital assets	245	—	—	—	—	—	245
Change in non-current reforestation obligation	(122)	—	—	—	—	—	(122)
Equity in earnings of subsidiary	(310,947)	—	(13,034)	—	—	323,981	—
Future income taxes	97,299	10,761	(35,797)	(663)	—	—	71,600
Adjustment to accrued pension benefit asset	(7,278)	—	—	—	—	—	(7,278)
Change in non-cash operating working capital	(113,574)	(270,116)	30,865	209,397	5,710	—	(137,718)

Cash provided by (used in) operating activities	(151,629)	(156,240)	(4,506)	207,831	266,392	—	161,848

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(274)	—	—	—	—	—	(274)
Repurchase of long-term debt	(31,067)	—	—	—	—	—	(31,067)
Dividends paid	(14,649)	—	—	—	—	—	(14,649)
Refundable tax recovery	438	—	—	—	—	—	438
Advances to related company	—	166,521	5,595	(204,378)	(84,581)	116,843	—
Advances from related company	116,843	—	—	—	—	(116,843)	—

	71,291	166,521	5,595	(204,378)	(84,581)	—	(45,552)

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(32,455)	—	—	—	—	—	(32,455)
Additions to capital assets	(45,499)	(11,776)	—	—	—	—	(57,275)
Decrease (increase) in other assets	(7,499)	(3,184)	800	—	—	—	(9,883)
Proceeds on disposal of capital assets	27	—	—	—	—	—	27
Investment in Chatham Forest Products, Inc.	—	(7,546)	—	—	—	—	(7,546)
Timber licence deposits	(5,998)	—	—	—	—	—	(5,998)

	(91,424)	(22,506)	800	—	—	—	(113,130)

Effect of foreign exchange rage changes on cash and cash equivalents	(28)	—	—	—	—	—	(28)

NET CASH INFLOW (OUTFLOW)	(171,790)	(12,225)	1,889	3,453	181,811	—	3,138
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	186,959	16,543	2,561	—	—	—	206,063

CASH AND CASH EQUIVALENTS, END OF YEAR	$15,169	$4,318	$4,450	$3,453	$181,811	$—	$209,201

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Balance Sheet	Ains worth	Ains worth	Ains worth		Ains worth
as at December 31, 2004	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
ASSETS
Cash	$186,959	$16,543	$2,561	$—	$206,063
Other Current Assets	122,163	25,397	9,966	—	157,526
Capital Assets	274,950	493,184	158,070	—	926,204
Other Assets	35,785	2,660	900	—	39,345
Good will	—	—	103,516	—	103,516
Due from Parent Company	—	48,357	36,025	(84,382)	—
Investment in Subsidiary	820,664	—	—	(820,664)	—

	$1,440,522	$586,140	$311,038	$(905,046)	$1,432,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$99,404	$23,966	$12,909	$—	$136,279
Reforestation Obligation	4,470	—	—	—	4,470
Due to Related Company	84,382	—	—	(84,382)	—
Long-Term Debt	916,625	—	—	—	916,625
Future Income Taxes	35,311	(580)	40,219	—	74,949

	1,140,192	23,386	53,127	(84,382)	1,132,323

Preferred Shares	—	—	25,999	(25,999)	—

SHAREHOLDERS’ EQUITY
Capital Stock	55,827	—	55,419	(55,419)	55,827
Cumulative Translation Adjustments	(34,237)	(34,237)	—	34,237	(34,237)
Contributed Surplus	—	585,294	103,516	(688,810)	—
Retained earnings	278,741	11,698	72,976	(84,673)	278,741

	300,330	562,754	231,911	(794,665)	300,330

	$1,440,522	$586,140	$311,038	$(905,046)	$1,432,653

Total assets in accordance with Canadian GAAP	$1,440,522	$586,140	$311,038	$(905,046)	$1,432,653
Write-off of capitalized start-up costs (1)	(7,361)	—	—	—	(7,361)
Intangible asset, arising from minimum pension liability calculation (2)	9,579	—	—	—	9,579

Total assets in accordance with U.S. GAAP	$1,442,740	$586,140	$311,038	$(905,046)	$1,434,871

Total liabilities in accordance with Canadian GAAP	1,140,192	23,386	53,127	(84,382)	1,132,323
Deferred income taxes relating to write-off of capitalized start-up costs (1)	(2,622)	—	—	—	(2,622)
Minimum pension liability, net of tax effect (2)	18,867	—	—	—	18,867

Total liabilities in accordance with U.S. GAAP	$1,156,437	23,386	53,127	(84,382)	$1,148,568

Total shareholders’ equity in accordance with Canadian GAAP	$300,330	$562,754	$231,911	$(794,665)	$300,330
Cumulative translation adjustment (3)	34,237	34,237	—	(34,237)	34,237
Change in retained earnings relating to:
Write-off of capitalized start-up costs (1)	(4,739)	—	—	—	(4,739)
Accumulated other comprehensive loss (Note 26 (c)(i))	(9,288)	(34,237)	—	—	(43,525)

Total share holders’ equity in accordance with U.S. GAAP	$320,540	$562,754	$231,911	$(828,902)	$286,303

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an in tangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income where as under Canadian GAAP such amounts are presented as a separate component of share holders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Statement of Operations
For the year ended December 31, 2004	Ainsworth	Ainsworth	Ainsworth		Ainsworth
	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
SALES	$698,762	$109,096	$102,065	$—	$909,922

COSTS AND EXPENSES
Costs of products sold	361,425	79,545	58,854	(1,579)	498,245
Selling and administration	28,550	1,613	15,351	(14,500)	31,014
Amortization of capital assets	32,269	12,560	9,023	—	53,852
Write-down of capital assets	793	—	—	—	793

	423,037	93,718	83,228	(16,079)	583,905

OPERATING EARNINGS	275,725	15,378	18,836	16,079	326,017

FINANCE EXPENSE
Interest	40,723	—	—	—	40,723
Amortization of finance costs	3,234	—	—	—	3,234
Loss on repurchase of long term debt	106,198	—	—	—	106,198

	150,155	—	—	—	150,155
EQUITY IN EARNINGS OF SUBSIDIARY	18,287	—	—	(18,287)	—
OTHER INCOME (EXPENSE)	11,878	709	141	(16,079)	(3,351)
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT	73,815	—	—	—	73,815

INCOME BEFORE INCOME TAXES	229,549	16,087	18,977	(18,287)	246,326
INCOME TAX EXPENSE (RECOVERY)	54,467	4,389	12,388	—	71,244

NET INCOME	$175,082	$11,698	$6,589	$(18,287)	$175,082

Net income in accordance with Canadian GAAP	$175,082	$11,698	$6,589	$(18,287)	$175,082
Reversal of amortization of capitalized start-up costs, net of deferred income taxes (1)	1,033	—	—	—	1,033

Net income in accordance with U.S. GAAP	176,115	11,698	6,589	(18,287)	176,115
Minimum pension liability, net of tax (2)	(2,524)	—	—	—	(2,524)
Cumulative translation adjustment (3)	(34,237)	(34,237)	—	34,237	(34,237)

Comprehensive income	$139,354	$(22,540)	$6,589	$15,951	$139,354

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS (Continued)

Condensed Consolidated Statement of Cash Flows	Ainsworth	Ainsworth	Ainsworth		Ainsworth
For the year ended December 31, 2004	Lumber Co Ltd.	Engineered	Engineered		Lumber Co. Ltd.
	Non-Consolidated	(USA), LLC	Corp.	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary
		Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) from continuing operations	$175,082	$11,698	$6,589	$(18,287)	$175,082
Amounts not requiring an outlay of cash
Amortization of capital assets	32,269	12,560	9,023	—	53,852
Amortization of financing costs	1,869	—	—	—	1,869
Amortization of debt discount	1,108	—	—	—	1,108
Amortization of consent and commitment fees	257	—	—	—	257
Foreign exchange gain on long-term debt	(73,815)	—	—	—	(73,815)
Loss on repurchase of long-term debt	106,198	—	—	—	106,198
Loss on disposal of capital assets	25	—	—	—	25
Change in non-current reforestation obligation	(332)	—	—	—	(332)
Equity in earnings of subsidiary	(18,287)	—	—	18,287	—
Future income taxes	(14,353)	—	—	—	(14,353)
Non-cash stock-based compensation	2,640	—	—	—	2,640
Write-down of capital assets	793	—	—	—	793
Adjustment to accrued pension benefit asset	215	—	—	—	215
Utilization of investment tax credit	30,060	—	—	—	30,060
Change in non-cash operating working capital	68,355	40,642	(28,168)	—	80,829

Cash provided by (used in) operating activities	312,085	64,900	(12,556)	—	364,428

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(275)	—	—	—	(275)
Repurchase of long-term debt	(451,305)	—	—	—	(451,305)
Dividends paid	(14,660)	—	—	—	(14,660)
Proceeds from issue of long-term debt	996,387	—	—	—	996,387
Financing costs	(26,214)	—	—	—	(26,214)
Repurchase of capital stock	(284)	—	—	—	(284)
Advances to related company	—	(48,357)	(36,025)	84,382	—
Advances from related company	84,382	—	—	(84,382)	—

	588,031	(48,357)	(36,025)	—	503,649

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(6,561)	—	—	—	(6,561)
Additions to capital assets	(17,987)	—	—	—	(17,987)
Decrease (increase) in other assets	(1,555)	—	—	—	(1,555)
Proceeds on disposal of capital assets	40	—	—	—	40
Investment in Minnesota OSB Facilities	(584,847)	—	—	—	(584,847)
Investment in Voyageur Panel Limited	(296,300)	—	—	—	(296,300)
Acquisition of cash of Voyageur Panel Limited	51,142	—	—	—	51,142

	(856,068)	—	—	—	(856,068)

NET CASH INFLOW (OUTFLOW )	44,048	16,543	(48,581)	—	12,009
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	142,912	—	51,142	—	194,054

CASH AND CASH EQUIVALENTS, END OF YEAR	$186,960	$16,543	$2,561	$—	$206,063

ITEM 19. EXHIBITS

Exhibit
Number	Title
‡‡‡1.1	Notice of Articles of Ainsworth Lumber Co. Ltd.
‡‡‡1.2	Articles of Ainsworth Lumber Co. Ltd.
††1.3	Certificate of Amalgamation of Ainsworth Engineered Corp.
††1.4	Articles of Association of Ainsworth Engineered Corp.
†††1.5	Certificate of Formation of Ainsworth Engineered (USA), LLC
†††1.6	Limited Liability Company Agreement of Ainsworth Engineered (USA), LLC
‡2.1	Indenture dated as of March 3, 2004 between Ainsworth Lumber Co. Ltd and The Bank of New York
‡2.2	Exchange and Registration Rights Agreement, dated as of March 3, 2004, among Ainsworth Lumber Co. Ltd. and Goldman, Sachs & Co.
‡2.3	First Supplemental Indenture, dated as of May 19, 2004 to the Indenture dated as of March 3, 2004
†††2.4	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of March 3, 2004
‡2.5	Indenture, dated as of May 19, 2014, between Ainsworth Lumber Co. Ltd. and The Bank of New York
‡2.6	Exchange and Registration Rights Agreement, dates as of May 19, 2004, among Ainsworth Lumber Co. Ltd. and Goldman, Sachs & Co.
‡2.7	First Supplemental Indenture, dated as of May 19, 2004, to the Indenture dated as of May 19, 2004
†††2.8	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of May 19, 2004
†††2.9	Indenture dated as of September 22, 2004 among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp. and the Bank of New York
†††2.10	First Supplemental Indenture dated as of September 22, 2004 to the Indenture dated as of September 22, 2004
†††2.11	Exchange and Registration Rights Agreement, dated as of September 22, 2004, among Ainsworth Lumber Co. Ltd., Deutsche Bank Securities Inc. and Goldman, Sachs & Co.
‡‡‡2.12	Fifth Supplemental Indenture, dated as of February 27, 2006, to the Indenture dated March 3, 2004, among the company and The Bank of New York, as trustee.
‡‡‡2.13	Fifth Supplemental Indenture, dated as of February 27, 2006, to the Indenture dated May 19, 2004, among the company and The Bank of New York, as trustee.
**4.1	Memorandum of Agreement dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.
*4.2	Management and Consulting Agreement between Ainsworth Lumber Co. Ltd. and 2468 Holding Ltd. dated April 25, 1999
†4.3	Pulpwood Agreement No. 16, dated April 26, 1990 and made between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd., as amended.
**4.4	Forest Licence A18700 dated March 24, 1998 and made between The Regional Manager, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd.
*4.5	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation
*4.6	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level
***4.7	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie
*4.8	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie
‡4.9	Deciduous Timber Allocation No. DTAF 110001 with respect to High Level
‡4.10	Deciduous Timber Allocation No. DTAF 110002 with respect to High Level
‡4.11	Forest Management Agreement, dated June 25, 2002, and made between Her Majesty the Queen in the Right of the Province of Alberta, Tolko Industries Ltd. and Footner Forest Products Ltd.
‡‡4.12	Share Purchase Agreement dated April 14, 2004, among Boise Cascade Corporation

Exhibit
Number	Title
Abitibi Consolidated Company of Canada, the Northwestern Mutual Life Insurance Company, Allstate Insurance Company, and Voyageur Panel Limited and Ainsworth Lumber Co. Ltd.
†††4.13	Asset Purchase Agreement dated August 25, 2004 among Potlatch Corporation and Ainsworth Lumber Co. Ltd.
‡‡‡4.14	Credit Agreement, dated as of December 14, 2005, among Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp. and Ainsworth Engineered (USA), LLC, as borrowers and cross-guarantors, these companies and Ainsworth Engineered Corp., as guarantors, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and GE Canada Finance Holding Company, as syndication agent
‡‡‡4.15	Contract for General Contracting Services related to the Grande Prairie expansion, dated July 6, 2005, between the Company and DEMAC Management Ltd.
‡‡‡8.1	List of Significant Subsidiaries
‡‡11.1	Ainsworth Code of Ethics
‡‡‡15.1	Audit Committee Charter
31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed by the Registrant and Ainsworth Lumber Inc. on October 29, 1997 (No. 333-7346).

††	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by the Registrant and Ainsworth Engineered Corp. on July 15, 2004 (No. 333-116068).

†††	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant, Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC on October 18, 2004 (No. 333-119812).

*	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant and Steen River Forest Products Ltd. on February 19, 2002 (No. 333-83230).

**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed with the Commission on May 19, 2000.

‡	Incorporated by reference to the Registration Statement on Form F-4, filed by the Registrant on June 2, 2004 (No. 333-116068).

‡‡	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 26, 2004.

‡‡‡	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on April 3, 2006.

SIGNATURES
     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to the Registrant’s Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

April 7, 2006	AINSWORTH LUMBER CO. LTD.
	By:	/s/ Robert Allen
Robert Allen
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Title
‡‡‡1.1	Notice of Articles of Ainsworth Lumber Co. Ltd.
‡‡‡1.2	Articles of Ainsworth Lumber Co. Ltd.
††1.3	Certificate of Amalgamation of Ainsworth Engineered Corp.
††1.4	Articles of Association of Ainsworth Engineered Corp.
†††1.5	Certificate of Formation of Ainsworth Engineered (USA), LLC
†††1.6	Limited Liability Company Agreement of Ainsworth Engineered (USA), LLC
‡2.1	Indenture dated as of March 3, 2004 between Ainsworth Lumber Co. Ltd and The Bank of New York
‡2.2	Exchange and Registration Rights Agreement, dated as of March 3, 2004, among Ainsworth Lumber Co. Ltd. and Goldman, Sachs & Co.
‡2.3	First Supplemental Indenture, dated as of May 19, 2004 to the Indenture dated as of March 3, 2004
†††2.4	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of March 3, 2004
‡2.5	Indenture, dated as of May 19, 2014, between Ainsworth Lumber Co. Ltd. and The Bank of New York
‡2.6	Exchange and Registration Rights Agreement, dates as of May 19, 2004, among Ainsworth Lumber Co. Ltd. and Goldman, Sachs & Co.
‡2.7	First Supplemental Indenture, dated as of May 19, 2004, to the Indenture dated as of May 19, 2004
†††2.8	Second Supplemental Indenture, dated as of September 22, 2004, to the Indenture dated as of May 19, 2004
†††2.9	Indenture dated as of September 22, 2004 among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp. and the Bank of New York
†††2.10	First Supplemental Indenture dated as of September 22, 2004 to the Indenture dated as of September 22, 2004
†††2.11	Exchange and Registration Rights Agreement, dated as of September 22, 2004, among Ainsworth Lumber Co. Ltd., Deutsche Bank Securities Inc. and Goldman, Sachs & Co.
‡‡‡2.12	Fifth Supplemental Indenture, dated as of February 27, 2006, to the Indenture dated March 3, 2004, among the company and The Bank of New York, as trustee.
‡‡‡2.13	Fifth Supplemental Indenture, dated as of February 27, 2006, to the Indenture dated May 19, 2004, among the company and The Bank of New York, as trustee.
**4.1	Memorandum of Agreement dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.
*4.2	Management and Consulting Agreement between Ainsworth Lumber Co. Ltd. and 2468 Holding Ltd. dated April 25, 1999
†4.3	Pulpwood Agreement No. 16, dated April 26, 1990 and made between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd., as amended.
**4.4	Forest Licence A18700 dated March 24, 1998 and made between The Regional Manager, on behalf of Her Majesty the Queen in Right of the Province of British Columbia and Ainsworth Lumber Co. Ltd.
*4.5	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation
*4.6	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level
***4.7	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie
*4.8	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie
‡4.9	Deciduous Timber Allocation No. DTAF 110001 with respect to High Level
‡4.10	Deciduous Timber Allocation No. DTAF 110002 with respect to High Level
‡4.11	Forest Management Agreement, dated June 25, 2002, and made between Her Majesty the Queen in the Right of the Province of Alberta, Tolko Industries Ltd. and Footner Forest Products Ltd.
‡‡4.12	Share Purchase Agreement dated April 14, 2004, among Boise Cascade Corporation Abitibi Consolidated Company of Canada, the Northwestern Mutual Life Insurance Company, Allstate Insurance Company, and Voyageur Panel Limited and Ainsworth

Exhibit
Number	Title
Lumber Co. Ltd.
†††4.13	Asset Purchase Agreement dated August 25, 2004 among Potlatch Corporation and Ainsworth
‡‡‡4.14	Credit Agreement, dated as of December 14, 2005, among Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp. and Ainsworth Engineered (USA), LLC, as borrowers and cross-guarantors, these companies and Ainsworth Engineered Corp., as guarantors, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and GE Canada Finance Holding Company, as syndication agent
‡‡‡4.15	Contract for General Contracting Services related to the Grande Prairie expansion, dated July 6, 2005, between the Company and DEMAC Management Ltd.
‡‡‡8.1	List of Significant Subsidiaries
‡‡11.1	Ainsworth Code of Ethics
‡‡‡15.1	Audit Committee Charter
31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Incorporated by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed by the Registrant and Ainsworth Lumber Inc. on October 29, 1997 (No. 333-7346).

††	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by the Registrant and Ainsworth Engineered Corp. on July 15, 2004 (No. 333-116068).

†††	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant, Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC on October 18, 2004 (No. 333-119812).

*	Incorporated by reference to the Registration Statement on Form F-4 filed by the Registrant and Steen River Forest Products Ltd. on February 19, 2002 (No. 333-83230).

**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed with the Commission on May 19, 2000.

‡	Incorporated by reference to the Registration Statement on Form F-4, filed by the Registrant on June 2, 2004 (No. 333-116068).

‡‡	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on May 26, 2004.

‡‡‡	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on April 3, 2006.