Form 20-F
period 2006-12-31
AINSWORTH LUMBER CO LTD
filed 2007-04-02
CIK 1043289

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
-OR-
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
-OR-
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
-OR-
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Senior Floating Rate Notes Due 2013

Indicate the number of outstanding shares of each class of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2006, 14,649,140 common shares were issued and outstanding.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, ADVISERS AND AUDITORS

A.	Directors and Senior Management.

Information not required for an annual report.

B.	Advisers.

Information not required for an annual report.

C.	Auditors.

Information not required for an annual report.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Information not required for an annual report.

ITEM 3.	KEY INFORMATION

Cautionary Statement with regard to Forward-Looking Statements

This Annual Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts” or other similar words or phrases or the negative of these statements. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Because of the risks and uncertainties that always exist in any operating environment or business, including, but not limited to, those set forth under “Risk Factors” below, we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, industry conditions, currency values, competitive pricing, customer demand, costs, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where the Company operates. These factors should be considered carefully, and readers are cautioned not to place undue reliance on our forward-looking statements. The company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Certain Information

Unless the context otherwise suggests, “we”, “us”, “our” and similar terms, as well as references to “Ainsworth” or the “Company”, refer to Ainsworth Lumber Co. Ltd. and its consolidated subsidiaries, references to “Voyageur” refer to Voyageur Panel Limited, predecessor to our wholly-owned subsidiary Ainsworth Engineered Corp., references to the “Minnesota OSB facilities” refer to our three OSB facilities located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids, and references to “Potlatch” refer to Potlatch Corporation, the former owner of our Minnesota OSB facilities. In this annual report, except where otherwise indicated, all amounts are expressed in Canadian dollars, references to “$” and “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars. As used in this annual report, “msf” means one thousand square feet, 3/8 of an inch thick, “mmsf” means one million square feet, 3/8 of an inch thick, “bsf” means one billion square feet, 3/8 of an inch thick, “North Central (7/16”)” refers to 7/16 of an inch thick North Central OSB, a product whose price is used as a benchmark in the OSB industry, “msf North Central (7/16”)” refers to one thousand square feet of North Central (7/16”), “m3” means cubic meters, “OSL” means oriented strand lumber as defined by ASTM International, “LSL” means laminated strand lumber as defined by ASTM International and “RISI” refers to an independent paper and forest products research firm.

A.	Selected Financial Data.

Selected Consolidated Financial Data and Other Data

The following table sets forth, for the historical periods and dates indicated, selected consolidated financial data and should be read in conjunction with our audited consolidated financial statements (the “Consolidated Financial Statements”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this annual report. The statement of operations data for the fiscal years ended December 31, 2006, 2005 and 2004 and the balance sheet data as at December 31, 2006 and 2005 have been derived from the Consolidated Financial Statements. The statement of operations data for the fiscal years ended December 31, 2003 and 2002 and the balance sheet data as at December 31, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements, which are not included in this annual report. We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from U.S. GAAP. For a discussion of the differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 26 to our audited consolidated financial statements included elsewhere in this annual report.

	Fiscal Year Ended December 31,
	2006	2005		2004(1)		2003		2002
	(In millions except per share data and ratios)

Statement of Operations Data
Canadian GAAP
Sales	$827.1	$1,248.2		$909.9		$543.0		$430.3
Cost of products sold (exclusive of amortization)	750.0	855.9		498.2		322.8		338.2
Selling and administration	41.1	30.8		31.0		18.2		21.9
Amortization of capital assets	88.0	103.9		53.9		33.0		32.0
Loss on disposal of capital assets	2.5	—		—		—		—
Write-down of capital assets(2)	55.3	—		0.8		13.7		1.0
Production line closure	5.9	—		—		—		—
Write-down of timber deposits	4.5	—		—		—		—

Operating (loss) earnings	(120.2)	257.6		326.0		155.3		37.2
Interest(3)	68.9	64.9		40.7		51.2		57.2
Amortization of finance charges	5.4	4.9		3.2		4.9		5.3
Loss on repurchase of debt	—	1.5		106.2		0.1		—
Other (income) expense	(8.9)	(2.2)		3.4		0.5		(2.9)
Foreign exchange loss (gain) on long-term debt	7.9	(28.3)		(73.8)		(76.9)		(4.3)

(Loss) income before income taxes	(193.6)	216.8		246.3		175.6		(18.1)
Income tax (recovery) expense	(85.6)	63.6		71.2		51.9		(0.3)

Net (loss) income	$(108.0)	$153.2		$175.1		$123.7		$(17.9)

Basic and diluted (loss) earnings per share	$(7.37)	$10.45		$11.98		$8.49		$(1.23)
Cash dividends per share	$1.00	$1.00		$1.00		—		—
Weighted average common shares outstanding	14,649,140	14,649,140		14,612,506		14,558,707		14,544,800
U.S. GAAP
Net (loss) income	$(103.2)	$154.9		$176.1		$124.3		$(17.0)
Basic and diluted (loss) earnings per share	$(7.05)	$10.58		$12.05		$8.54		$(1.17)
Other Financial Data
Canadian GAAP
Adjusted working capital(4)	$186.6	$340.2		$220.7		$259.4		$104.7
Additions to capital assets	228.3	57.3		18.0		8.2		14.1
Ratio of earnings to fixed charges(5)	—	4.1	x	6.6	x	4.1	x	—

	Fiscal Year Ended December 31,
	2006	2005	2004	2003	2002

Other Selected Operating Data
OSB production volume (mmsf)	2,778	3,213	2,039	1,351	1,284
Specialty plywood production volume (mmsf)	137	143	144	119	98
Average OSB price realized ($ per msf (3/8”))	$263	$353	$393	$335	$253
Average specialty plywood price realized ($ per msf (3/8”))	$666	$655	$677	$601	$663

	As at December 31,
	2006	2005	2004	2003	2002
	(in millions)

Balance Sheet Data
Canadian GAAP
Cash and cash equivalents	$74.3	$209.2	$206.1	$194.1	$80.2
Total assets	1,504.2	1,516.0	1,432.7	627.7	555.1
Total long-term debt, including current maturities(6)	1,038.1	859.5	916.9	352.5	440.4
Capital stock	55.8	55.8	55.8	53.1	53.1
Shareholders’ equity	294.1	415.2	300.3	171.8	48.4
U.S. GAAP
Total assets	$1,510.9	$1,524.1	$1,434.9	$619.3	$544.7
Total long-term debt, including current maturities(6)	1,038.1	859.5	916.9	352.5	440.4
Capital stock	55.8	55.8	55.8	53.1	53.1
Shareholders’ equity	280.0	397.8	286.3	159.3	35.2

(1)	Includes the results of operations of Ainsworth Engineered Corp., the successor of Voyageur, from May 19, 2004 to December 31, 2004, and the results of operations of Ainsworth Engineered (USA), LLC, the entity holding our Minnesota OSB facilities, from September 22, 2004.

(2)	In 2006, we permanently closed one of the production lines at the Bemidji, Minnesota OSB facility. A write-down of $55.3 million was recorded, representing the net book value of the capital assets attributable to the closed production line net of estimated salvage value. In 2003, the write-down of capital assets includes a $13.3 million write-down related to the previously planned expansion of the Grande Prairie OSB facility.

(3)	Interest includes interest expense for the period, excluding amortization of deferred financing costs, amortization of deferred debt discounts and amortization of consent and commitment fees.

(4)	Adjusted working capital is a non-GAAP measure comprised of current assets (excluding restricted cash, timber deposits and current portion of future income tax assets) less current liabilities (excluding current portion of future income tax liabilities). We have presented adjusted working capital as we believe that it provides investors with a basis to evaluate our ability to fund operations, and capital expenditures.

	As at December 31,
	2006	2005	2004	2003	2002
	(In millions)

Current assets	$322.3	$467.5	$363.6	$310.9	$159.1
Current portion of future income tax assets	(1.7)	—	—	—	—
Restricted cash	(62.2)	(39.0)	(6.6)	—	—
Timber licence deposits	—	(6.0)	—	—	—
Current liabilities	(82.5)	(113.7)	(136.3)	(51.5)	(54.4)
Current portion of future income tax liabilities	10.7	31.4	—	—	—

Adjusted working capital	$186.6	$340.2	$220.7	$259.4	$104.7

(5)	For purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of income (loss) before income taxes, plus fixed charges during the period and (ii) fixed charges consist of interest expense on all debt, plus the portion of operating lease rental expense that is representative of the interest factor and amortization of finance charges. For the fiscal year ended December 31, 2006, pre-tax earnings from continuing operations before fixed charges were insufficient to cover fixed charges under Canadian GAAP and U.S. GAAP by $193.6 million and $188.8 million respectively. For the fiscal year ended December 31, 2002, pre-tax earnings from continuing operations before fixed charges were insufficient to cover fixed charges under Canadian GAAP and U.S. GAAP by $18.1 million and $17.2 million respectively. The following table sets forth the calculation of the ratio of earnings to fixed charges under Canadian GAAP:

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(In millions, except ratio of earnings to fixed charges)

Income (loss) before income taxes	$(193.6)	$216.8	$246.3	$175.6	$(18.1)
Fixed charges
Interest	68.9	64.9	40.7	51.2	57.2
Amortization of finance charges	5.4	4.9	3.2	4.9	5.3
Interest capitalized	1.5	—	—	—	—
Interest factor associated with operating leases	0.4	0.4	0.4	0.3	0.5

	76.2	70.2	44.3	56.4	63.0

Income (loss) before income taxes and fixed charges	$(117.4)	$287.0	$290.6	$232.0	$44.9

Ratio of earnings to fixed charges	—	4.1	6.6	4.1	—

Additional earnings required to cover fixed charges	$(193.6)	—	—	—	$(18.1)

(6)	Net of unamortized deferred discount.

Exchange Rate Information

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

Annual Data	Average

2006	0.8818
2005	0.8276
2004	0.7702
2003	0.7186
2002	0.6368

Monthly Data	High	Low

March, 2007	0.8673	0.8467
February, 2007	0.8631	0.8437
January, 2007	0.8586	0.8457
December, 2006	0.8760	0.8582
November, 2006	0.8869	0.8715
October, 2006	0.8965	0.8784

On March 30, 2007, the inverse of the Noon Buying Rate was US$0.8673 = $1.00. Unless otherwise indicated, the exchange rate in this document used to translate US$ to Canadian dollars is the inverse of the Noon Buying Rate on such date.

B.	Capitalization and Indebtedness.

Information not required for an annual report.

C.	Reasons for the Offer and Use of Proceeds.

Information not required for an annual report.

D.	Risk Factors.

Risks Related to Our Senior Notes and Financing

We have significant indebtedness, which could adversely affect our financial condition and limit our ability to fulfill our obligations related to our senior notes.

We currently have a significant amount of indebtedness and significant debt service obligations. As of December 31, 2006, we had total long-term debt of $1.04 billion, of which $10.5 million is repayable within twelve months. In addition, as of December 31, 2006, we had outstanding letters of credit of approximately $29.7 million under a $50.0 million commercial letter of credit facility. Despite our current level of indebtedness, our credit facility permits us to borrow up to $100.0 million, subject to a borrowing base (as of December 31, 2006 the borrowing base would have supported borrowing of $63.4 million under this facility), and the indentures governing our senior notes and our credit facility will permit us and our subsidiaries to incur additional debt in the future, subject to limitations, which would increase the risks described below. We also have $14.2 million (€9.3 million) available to draw under our equipment financing agreement with Deutsche Bank.

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

Holders of our senior notes do not have any claim as a creditor against any of our existing or future subsidiaries that are not subsidiary guarantors of our senior notes. As a result, all indebtedness and other liabilities, including trade payables, of non-guarantor subsidiaries, whether secured or unsecured, will have to be satisfied before any of the assets of non-guarantor subsidiaries would be available for distribution to us, upon a liquidation or otherwise, to meet our obligations with respect to our senior notes.

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

We are organized under the laws of the Province of British Columbia and a majority of our assets are currently located in Canada. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. Courts outside of the United States may not, however, recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor like us with property located outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable in Canada against us.

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

Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the guarantees related to the notes could be voided, or claims in respect of the guarantees could be subordinated to all of a guarantor’s other debts if, among other things:

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

The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our financial performance is dependent on the selling prices of our OSB products, which have fluctuated significantly in the past. The markets for these products are highly cyclical and characterized by (1) periods of excess product supply due to industry capacity additions, increased production and other factors, and (2) periods of insufficient demand due to weak general economic conditions. Demand for our OSB products is primarily driven by residential and commercial construction and the repair and remodeling industries. These industries in turn are affected by factors such as real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions, all of which are beyond our control. The prices of commodity sheathing OSB and plywood have historically been unpredictable. For example, during the past six years, monthly average benchmark prices for commodity sheathing OSB have ranged from a low of US$131 per msf North Central (7/16”) in 2001 to a high of US$508 per msf North Central (7/16”) in 2004. Weakness in the market, particularly in North America, could reduce our revenues and profitability and could affect our ability to satisfy our obligations under our indebtedness, including our senior notes. We cannot predict with certainty what market conditions, input costs, and demand and selling prices for our products will be in the future and prices or demand for our products may decline from current levels. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial condition, results of operations and cash flows. Due to the foregoing factors and other factors included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our earnings and cash flows declined in 2006 as compared to 2005. Our earnings and cash flow may continue to decline over subsequent periods.

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

We may face increased competition in the years to come when new manufacturing facilities are built in North America and elsewhere, and as a result of rising capacity due to improvements to existing mills. RISI projects that total North American OSB annual production capacity will increase by approximately 11.6 bsf, or 41%, between 2006 and 2011. RISI also projects that North American consumption of OSB will increase by approximately 12.6 bsf, or 50%, during the same 2006 to 2011 period. If increases in OSB production capacity exceed increases in OSB demand, selling prices for OSB could decline and adversely affect our business, financial condition, results of operations and cash flows. In periods of excess capacity or reduced demand, which are characterized by lower OSB prices, we may not be able to compete with competitors who have greater financial resources and who are better able to weather a prolonged decline in prices.

Because of our product concentration, declines in demand or prices for OSB could have a significant impact on our revenues and profitability.

We are primarily a manufacturer of OSB and, to a lesser extent, a producer of specialty overlaid plywood. For the year ended December 31, 2006, we generated 88.3% (2005: 91.2%; 2004: 87.9%) of our revenues from OSB sales. We expect that OSB will continue to account for most of our sales in the foreseeable future. This product concentration could increase our exposure to variability in demand or prices for OSB.

We may incur unexpected costs or liabilities as a result of our acquisition of the Barwick and Minnesota OSB facilities.

An unavoidable level of risk exists regarding any undisclosed or unknown liabilities or other undisclosed detrimental issues concerning the Barwick facility or the Minnesota OSB facilities. In the course of our operation of the Barwick facility and the Minnesota OSB facilities, we may discover that we have acquired substantial undisclosed liabilities. The existence of undisclosed liabilities or other detrimental issues related to the acquisition of the Barwick facility or the Minnesota OSB facilities could have a material adverse effect on our business, financial condition, results of operations and cash flows. On September 28, 2005, we notified Potlatch that we are claiming reimbursement of repair and related costs at the three Minnesota OSB facilities purchased from Potlatch on September 22, 2004. The basis of the claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when received.

We may incur unexpected delays, costs or liabilities surrounding the expansion of the Grande Prairie OSB facility.

We have commenced an expansion of our Grande Prairie OSB facility involving the construction of a second production line capable of producing OSB and other structural engineered wood products. The expansion is scheduled for completion in June 2008 and once completed is expected to provide us with an additional 600 mmsf of annual OSB, OSL or LSL production capacity following an initial ramp up period which is expected to last at least one year.

Construction on the Grande Prairie expansion began in the fourth quarter of 2005 with major equipment deliveries occurring in 2006. Although we estimate the total costs for the expansion project to be approximately $350.0 million, we cannot predict with certainty whether the Grande Prairie expansion will be completed on time or on budget. Delays in the construction or ramp up of the second production line at Grande Prairie or unexpected costs or liabilities which arise in the operation of the expanded Grande Prairie facility could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to currency exchange risk which could have a material adverse effect on us.

Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars. In 2006, close to 90% of our sales were denominated in U.S. dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the amount of revenue in Canadian dollar terms realized by us from sales made in U.S. dollars, which reduces our operating margin and the cash flow available to fund our operations. From January 1, 2006 to December 31, 2006, the value of the Canadian dollar relative to the U.S. dollar increased by approximately US$0.007, or 0.8%.

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

The fiber requirements of our OSB operations at 100 Mile House, British Columbia are supplied by a pulpwood agreement with the Government of British Columbia for a 25 year term, a supply agreement with West Fraser Mills Ltd. and several smaller government tenures with 10 to 15 year terms. We cannot predict whether the amount of timber that we are allowed to harvest or our agreements with West Fraser will be reduced in the future.

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

In Alberta, we obtain most of our fiber requirements from our Forest Management Agreements (“FMA”), or Deciduous Timber Allocations (“DTA”) issued by the Alberta government, each of which is issued for a period of 20 years. Such quotas and allocations may be renewed or extended on acceptable terms. In addition, the FMA’s and such quotas and allocations contain terms or conditions that could, under certain circumstances, result in a reduction of the amount of fiber available to us.

Our Barwick facility requires approximately 737,000 m3 of timber annually when operating at its current capacity of 480 mmsf per year. We have a current annual commitment of 551,000 m3 of timber from government-owned land under long-term agreements with the Province of Ontario. Additional wood is obtained from private sources in Ontario and Manitoba. We may not be able to obtain a future supply of wood from either government or private sources on terms that are adequate to support our planned operation of our Barwick facility.

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

The principal raw materials utilized in our manufacturing operations are wood fiber and resin. Although we source a majority of the wood fiber for our Canadian operations through long-term supply arrangements with provincial governments in British Columbia, Alberta and Ontario that limit price volatility, we source substantially all the wood fiber for our Minnesota OSB operations and for a small portion of our Canadian OSB operations through market purchases. Prices for these market purchases are not within our control and are driven by market demand, product availability, environmental restrictions, logging regulations and weather. Our delivered log costs include the cost of transporting harvested logs from the forests to our production facilities and are therefore affected by the price of fuel, vehicle availability and road and weather conditions. The cost of resins is driven by market demand as well as the cost and availability of the raw materials required to produce them, primarily petroleum derivatives. Our cost of raw materials has increased in 2005 and 2006. We are not always able to increase the selling prices of our products in response to increases in raw materials costs. We are unable to determine to what extent, if any, we will be able to pass on to our customers any future raw material cost increases. Our inability to pass increased costs through to our customers could have a material adverse effect on our financial condition, results of operations and cash flow.

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

Any labor disruptions and any costs associated with labor disruptions at our unionized or non-unionized facilities could have a material adverse effect on our production levels and results of operations. Our collective bargaining agreements with the United Steelworkers — IWA Council, have six year terms expiring on June 30, 2009, and cover approximately 540 employees at our Lillooet, Savona and 100 Mile House operations. In 2005, we entered into a collective bargaining agreement with the Communications, Energy and Paperworker’s Union of Canada, or CEP. This contract currently covers approximately 130 workers employed at the Barwick facility and expires on July 31, 2009. In 2006, we signed a collective bargaining agreement with the the United Steelworkers, which covers approximately 130 hourly employees at our Grand Rapids facility, for a six year term expiring October 14, 2011. Our current and future inability to negotiate acceptable contracts could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to unionized workers.

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

We have customers located outside Canada and the United States. In 2006, sales outside of Canada and the United States represented approximately 5% of our sales. Our international operations present us with a number of risks and challenges, including the effective marketing of our products in other countries, tariffs and other trade barriers and recessionary environments in foreign economies.

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

Members of the Ainsworth family beneficially own approximately 58% of our common shares, and consequently have the ability to exercise control over our business and affairs through their ability to elect all of our directors. These family members also have the ability to control most matters requiring shareholder approval. As with other shareholders, the Ainsworth family’s interests in our business, operations and financial condition may not be aligned with or may conflict with your interests, from time to time.

The costs and risks associated with Sarbanes-Oxley regulatory compliance may have a material adverse effect on us.

As a foreign private issuer with reporting obligations under U.S. securities laws, we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the United States Sarbanes-Oxley Act of 2002, so that our management can certify as to the effectiveness of our internal controls by the time our annual report for the year ended December 31, 2007 is due. Our independent registered public accounting firm must also render an opinion on management’s assessment and on the effectiveness of our internal control over financial reporting by the time our annual report for the year ended December 31, 2008 is due. As a result, we will incur substantial expenses to test our systems. If our management is unable to certify the effectiveness of our internal controls or if our independent registered chartered accountants cannot render an opinion on management’s assessment and on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business.

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

On May 19, 2004, we acquired all of the outstanding shares of Voyageur, a private Canadian company owned by Boise Cascade Corporation (47% owner), Abitibi Consolidated Company of Canada (21% owner), the Northwestern Mutual Life Insurance Company (17% owner) and Allstate Insurance Company (15% owner) for an aggregate purchase price of US$206.7 million (which included US$49.0 million of net working capital). The acquisition required us to pay up to US$10 million in additional consideration on March 31, 2005 in the event that OSB produced by the Barwick facility was sold at an average price that exceeds $275 per msf between the closing of the acquisition and December 31, 2004. The actual additional consideration paid on final settlement was US$8.6 million. Immediately following our acquisition of Voyageur, Voyageur was amalgamated with our wholly-owned subsidiary, Ainsworth Engineered Corp., a Nova Scotia unlimited liability company.

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

On February 2, 2005, Ainsworth Lumber Co. Ltd. created Ainsworth Corp., a Minnesota corporation, for the purpose of channeling through one entity all sales of products made by us in our Canadian and American plants to our customers in the United States. Since August 1, 2005, our sales to our customers in the United States have been conducted through Ainsworth Corp.

In March 2005, we entered into a volume supply arrangement to harvest approximately 464,000 m3 of timber at commercial terms over a period of twenty years with renewal ability provisions. The agreement is with a First

Nations business, Netaskinan Development Corporation, in Alberta. The agreement allows for the harvest and delivery of hardwood and softwood timber to locations of Ainsworth’s choosing.

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

During the third quarter of 2005, we commenced the expansion of the Grande Prairie facility to add a second production line. Capital expenditures for the year were $57.3 million, of which $26.2 million related to the Grande Prairie expansion. The remainder of our capital expenditures centered around several small-scale maintenance of business and profit improvement projects.

On September 2, 2005, we completed the purchase of 100% of the shares of Chatham Forest Products, Inc., a Rhode Island company which holds an air emissions permit and property rights for a proposed OSB project in Lisbon, New York. Of the total purchase price of U.S.$9.1 million, U.S.$6.1 million was paid in cash at closing. A payment of U.S.$0.9 million was paid on March 2, 2007 and the remainder of U.S.$0.8 million will be paid on the earlier of initial commercial OSB production or September 2, 2008. No commitment to proceed with the proposed OSB project has been made.

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

In January 2006, production at our Grand Rapids facility was interrupted due to a fire in a wood storage area and, later in the month, due to a mechanical breakdown of pressing equipment. In total 14.7 production days were lost. In the second quarter, the same facility was shut down for a scheduled 35 day period to revitalize the press and to perform other general maintenance. The shutdown was extended to 61 days as some of the newly installed press components were found to be defective. Subsequent to the end of the second quarter, we notified the manufacturers of the faulty components that we will be seeking compensation for damages.

In February 2006, we received the required consents from the holders of our US$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, and of our US$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the notes. The amendments conform the limitation on liens covenant in the indentures relating to the notes with the covenant in the indenture relating to our 7 1/4% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

In February and March 2006, we, along with other North American OSB producers, were named as a defendant in several lawsuits alleging violations of United States antitrust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The claim is in its initial stages. We believe that the allegations against us are entirely without merit.

In August 2006 we completed an exchange offer pursuant to which all of the US$75 million in aggregate principal amount of Senior Floating Rate Notes due April 1, 2013 that we issued on April 18, 2006 were exchanged for an identical aggregate principal amount of Senior Floating Rate Notes representing the same indebtedness due April 1, 2013, which were registered under the Securities Act of 1933.

At the end of August 2006 we permanently closed one of the two production lines at our Bemidji, Minnesota OSB facility. Given the age of the equipment and the high cost to operate the line, we determined that the production line would not be viable over the long term. With the closure, we permanently reduced our panel production capacity by 280 mmsf.

On September 15, 2006, we signed a forest license agreement with the Government of British Columbia to salvage up to 10.5 million cubic metres of mountain pine beetle-attacked timber for OSB production. The non-replaceable forest licence allows annual harvesting of 700,000 cubic metres from the Quesnel timber supply area for 15 years. Under the terms of the license agreement, harvesting cannot take place until substantial completion of a new or expanded OSB facility. Ainsworth’s intention is to construct a state-of-the-art OSB manufacturing facility in the Quesnel-Prince George region of B.C.’s central interior. A definitive construction schedule and final site location has yet to be determined. We also declined a similar licence in the Prince George timber supply area, forfeiting $2.4 million in timber licence deposits as a result.

We suspended OSB production at our Grand Rapids and Cook facilities in Minnesota effective September 22, 2006 for an indefinite period. These two facilities, which have a combined annual production capacity of 820 mmsf, remained closed at year end. We retained our management staff at each of these mills to ensure a timely and efficient return to production when warranted by improved market and cost conditions.

During 2006, we incurred capital expenditures of $228.3 million, of which $181.2 million is related to the Grande Prairie expansion work, which includes the construction of a second production line. As at December 31, 2006, we were also committed to purchase machinery, equipment, engineering and management support services totaling $27.9 million related to this project. Originally scheduled for completion in the spring of 2007, the completion of construction on the second production line at Grande Prairie has been delayed until 2008 in order to mitigate the impact of escalating construction labour and material costs. Once completed, this production line will add an additional 600 mmsf of OSB, OSL or LSL capacity to the Grande Prairie facility, following an initial ramp up period.

Events Subsequent to our Fiscal 2006 Year-End

Production resumed on March 21, 2007 at our Cook facility in Minnesota. Log costs in Minnesota decreased compared to the September 2006 levels and we were also able to improve the cost structure of the Cook facility. Our analysis indicated that, given the improvements in cost, it was prudent for us to start up the mill.

B.	Business overview

Markets in Which We Operate

Oriented Strand Board Market

OSB is a structural panel used in building applications, primarily as residential roof, wall and floor sheathing. Growth in the structural panel industry, which includes plywood and OSB, is primarily driven by new residential construction, home renovation and industrial market activity. RISI estimates that in 2006, 52% of all OSB and plywood structural panels consumed in the U.S. were used in the construction of single family homes, multi-family homes or mobile homes. In terms of total volume of OSB and plywood structural panels consumed in North America, RISI estimates that consumption increased from 32.1 bsf in 1995 to 43.2 bsf in 2006, a compounded average annual growth rate of 2.7%. The relative abundance of fast growing deciduous and under-utilized coniferous trees, combined with an automated manufacturing process, results in a significant cost advantage for OSB over plywood. RISI estimates that in 2006 the average variable cost of production of OSB was $156 per msf in western Canada, $169 per msf in the U.S. north central region, $156 per msf in the U.S. southern region and $161 per msf in Ontario and Quebec, compared to a 2006 average variable cost of production of plywood of $287 per msf in British Columbia and $224 per msf in the southern United States. The efficient production of plywood is expected to be limited by the decline in the supply of cost-effective plywood-quality timber. We believe OSB’s lower cost and comparable performance characteristics versus plywood will continue to drive the market shift from plywood to OSB and support the growth of our business. According to RISI, OSB’s share of the North American structural panel market has increased from 33% in 1994 to 58% in 2006, and is projected to grow to 76% of the market by 2011. Furthermore, RISI estimates that between 1994 and 2006 annual consumption of OSB in North America grew at a 7.4% compounded annual rate over the period. In addition to the growing commodity sheathing market, OSB continues to penetrate new markets through the use of new manufacturing techniques that incorporate OSB into higher valued specialty industrial products such as webstock, rimboard, radiant barrier sheathing and stair systems. The following table shows a representative production cost comparison between plywood and OSB:

Plywood and OSB Production Cost Comparison

	Plywood	OSB

Wood	$140	$52
Labor	58	29
Energy	16	9
Glue & Wax	20	44
Supplies	21	21

Gross Variable Cost	255	156
Residuals	(31)	—

Total Variable Cost	$224	$156

Source:	RISI, North American Wood Panels 5-Year Forecast, December 19, 2006: 2006 Average Variable Costs for Western Canadian OSB and Southern Yellow Pine Plywood ($ per msf)

Demand for structural panels has historically been correlated to residential and commercial construction and repair and remodeling industries in North America, Asia and Europe. According to RISI, from 1991 through 2006, U.S. housing starts grew at a 3.9% compounded annual growth rate while residential improvements expenditures (adjusted for inflation) grew at a 1.3% compounded annual growth rate. According to figures reported by the US Commerce Department in February 2007, total U.S. housing starts for 2006 were 1.80 million units, which is down 12.9% from 2005. We believe that housing starts will continue to be primarily single-family construction, as opposed to multi-family homes, which has accounted for approximately 80% of all homes built in the 2000 to 2006 period. In addition, according to RISI, the average single-family home size in 2005 was an estimated 2,480 square feet, over 18% larger than the average single-family home size in 1994. According to RISI, U.S. and Canadian housing starts, a major driver of structural panel demand, are expected to average nearly 2.0 million per year between 2005 and 2011, and North American OSB consumption is expected to grow at an 8.4% compounded annual growth rate over the same period.

North American structural panel prices fluctuated considerably in the last fifteen years. Starting at recession lows in 1991, prices increased to record levels by 1994. The increase was particularly pronounced for OSB, but plywood prices also increased significantly. Due to large increases in OSB production capacity, OSB prices declined from 1995 to 1997, reaching a record low price of US$122 per msf North Central (7/16”) in April 1997. In 1998, OSB prices started to recover and reached historically high levels in July 1999 before again declining to a cyclical low in 2001 and 2002. By mid-2003, OSB benchmark prices had rebounded, peaking at a monthly average record of US$465 per msf North Central (7/16”) set in October 2003, well above the previous monthly average record of US$351 per msf North Central (7/16”) set in July 1999. In 2004, new record monthly average prices were set in each of February, March and April. The highest monthly average price was reached in April 2004, at US$508 per msf North Central (7/16”). After reaching the April 2004 peak, OSB prices generally declined during the remainder of the year. Monthly average prices fell to as low as US$235 per msf North Central (7/16”) in November 2004, before rebounding to US$299 per msf North Central (7/16”) in December 2004. In 2005, monthly average OSB prices continued to be quite volatile, ranging from a low of US$253 per msf North Central (7/16”) in August 2005 to a high of US$388 per msf North Central (7/16”) in each of March and October 2005. In 2006, monthly average OSB prices declined steadily from a high of US$304 per msf North Central (7/16”) in January 2006 to a low of US$159 per msf North Central (7/16”) in December 2006.

The North American OSB industry is relatively consolidated. According to RISI, the top five suppliers accounted for more than 70%, and the top eight suppliers accounted for more than 90% of North American capacity in 2006.

Given the growing demand for structural panels and the cost advantage of OSB over plywood, we expect that the OSB industry will continue to introduce additional manufacturing capacity. Due to the long lead times associated with the construction and ramp up of new OSB mills, major capacity additions have traditionally taken 18 months to come on line and several more months to reach full production levels. RISI projects that the total North American OSB annual production capacity will increase by approximately 11.6 bsf, or 41%, between 2006 and 2011, while total plywood annual production in the same period will decrease by nearly 6.4 bsf, or 33%. RISI also projects that North American annual consumption of OSB will increase by approximately 12.6 bsf, or 50%, during the same period, while total plywood annual consumption will decline by 5.7 bsf, or 31%. Given these demand and supply dynamics, RISI projects the demand-capacity ratio for OSB to average 89% from 2006 through 2011.

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

We use hardwood and softwood fiber for the production of OSB, and softwood for the production of specialty overlaid plywood. For the most part, our hardwood and softwood fiber is delivered to our facilities in the form of logs. We have long-term timber tenure agreements with the provincial governments of British Columbia, Alberta and Ontario, and other long-term supply agreements that currently provide over 85% of the wood fiber requirements for our Canadian operations.

We produce, market and distribute a wide range of commodity and value-added OSB and specialty overlaid plywood products. We sell our products to North American and offshore export markets, primarily Japan. We have a well-established sales presence and long-standing customer relationships in our largest markets. In 2006, approximately 35% of our production was in the form of AinsworthEngineered(R) value-added products, including export-standard OSB and specialty industrial OSB and plywood products. These products generally exhibit more stable pricing and command a premium price over commodity OSB sheathing and commodity plywood sheathing products.

Our business has grown significantly over the last 12 years and as a result, the construction, expansion and modernization of OSB facilities has become an ongoing part of our corporate development. We completed 100 Mile House in 1994, Grande Prairie in 1995 and High Level in 2000. We have made additional capital improvements at 100 Mile House and Grande Prairie since their commissioning, and we are currently adding a second production line at our Grande Prairie facility for completion in 2008.

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

Our common shares are traded on the Toronto Stock Exchange. For the year ended December 31, 2006, we generated revenues of $827.1 million and a net loss of $108.0 million. For the year ended December 31, 2006, we generated 88.3% of our revenues from OSB sales.

Our principal executive offices are located at:

3194 Bentall IV, P.O. Box 49307, 1055 Dunsmuir Street
Vancouver, British Columbia, Canada V7X 1L3
604-661-3200

Competitive Strengths and Opportunities

We believe that our business has the following competitive strengths and opportunities:

Established Modern OSB Facilities.

Our four established Canadian OSB facilities, 100 Mile House (British Columbia), Grande Prairie (Alberta), High Level (Alberta) and Barwick (Ontario), utilize modern automated equipment and have economies of scale that increase efficiency and provide us with competitive advantages. The High Level facility, which we jointly own with another OSB producer, is the world’s largest single-line OSB facility with a designed annual production capacity of 860 mmsf, twice that of the average North American single-line OSB facility. When High Level reaches its designed annual production capacity, we expect that this facility will be one of the world’s lowest-cost producers of commodity sheathing OSB, benefiting from economies of scale, a low-cost wood supply and state-of-the-art manufacturing equipment. High Level utilizes a continuous press that results in greater production capacity, faster press times and higher productivity. In 2005. our wholly-owned Grande Prairie facility was benchmarked by an independent forest products research firm against 15 other North American OSB facilities and scored in the top quartile in a number of key operational measures based on calendar year 2004, including total production costs, employee productivity and wood recovery. Production at our wholly-owned 100 Mile House facility is focused on value-added products that command premium pricing and generally yield higher margins than commodity OSB sheathing. In 2006, 100 Mile House’s value-added and export OSB products represented approximately 87% of this facility’s total output. The Barwick facility was completed in 1997, and uses modern automated equipment that allows us to adjust our relative production of commodity and value-added OSB products to changes in market price and customer demand. Our recent acquisition of the three Minnesota OSB facilities has significantly enhanced our geographic balance, flexibility and product diversity and allowed us to optimize our overall efficiency and increase our ability to provide excellent service and flexibility to customers in the Central and Western regions of the United States. The acquisition of the Minnesota OSB facilities has also resulted in us obtaining additional intellectual property that has enabled us to access new specialty product markets across our entire operations.

Proven OSB Operators.

Our senior managers average over 20 years of experience in the forest products industry and most of them played key roles in the design and implementation of the 100 Mile House, Grande Prairie and High Level OSB facilities. All three OSB facilities were completed on time and on budget. We completed construction of the 100 Mile House facility in 1994 with a designed annual production capacity of 360 mmsf and currently operate the mill at an estimated annual production of approximately 425 mmsf or 18% above its original designed capacity. Similarly, we completed construction of the Grande Prairie facility in 1995 with a designed annual production capacity of 540 mmsf and currently operate the mill at an estimated annual production of approximately 665 mmsf, or 23% above its original designed capacity. The Grande Prairie facility is currently under expansion. We also have improved our OSB profitability by reducing production costs while manufacturing a greater percentage of value-added products. Since acquiring the Barwick facility in May of 2004, we have increased its annual production capacity by approximately 10%. The Barwick facility currently has an estimated annual production capacity of 480 mmsf. The Minnesota OSB facilities have an estimated aggregate annual production capacity of 1,135 mmsf.

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

Growing Value-Added Product Mix.

Our business strategy is to continue to increase our revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, which enhances our profitability. Value-added products also exhibit more stable pricing than commodity OSB. We plan to continue to use our versatile manufacturing equipment to enhance our offerings of high-quality AinsworthEngineered(R) value-added products across our OSB and specialty plywood businesses. Our core management has skills and experience in all aspects of the value-added engineered wood products business, including product development, manufacturing, marketing and distribution, among others. We believe that our value-added product strategy improves our financial results and helps us maintain profitability through industry cycles. The addition of the second production line at our Grande Prairie facility, which is currently under construction and is scheduled for completion in June 2008, will further support our value-added product strategy. The continuous press technology that will be employed in this new line will allow us to produce a number of structural engineered wood products including OSB, OSL and LSL.

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

Timber Tenure Agreements

The following table presents information about the long-term wood fiber supply agreements at each of our Canadian OSB facilities:

	Estimated Annual	Long-Term Supply	Percent of
	Requirement (m3)(1)	Agreements (m3)	Requirement

100 Mile House	650,000	660,000	102%
Grande Prairie(2)	944,000	791,000	83
Barwick	737,000	551,000	75
High Level(3)	1,323,000	1,261,000	95

Total	3,689,000	3,263,000	88%

(1)	At the greater of design capacity or operating capacity.

(2)	Does not take into account the new second production line at Grande Prairie.

(3)	Assumes the High Level OSB facility is operated at or near its designed annual production capacity of 860 mmsf. At the current rate of production, the facility’s available fiber supply is over 100% of requirements.

British Columbia

Forest License

We hold Forest License A18700 in British Columbia. This forest license covers the timber supply area of Lillooet, British Columbia. The Lillooet timber supply area consists of approximately 1.1 million hectares

(2.7 million acres) in the Kamloops, British Columbia forest region and serves as the primary timber source for our Lillooet veneer plant. The forest license is renewable and the current term extends until 2013. We are currently entitled to harvest an allowable annual cut, or AAC, of approximately 318,000 m3 under our forest license. The AAC of our forest license can supply approximately 85% of the current timber requirements of our veneer and specialty overlaid plywood operations either directly or through a long-term log trade agreement with third parties. The remaining percentage, primarily fir peeler logs, can be met through purchases of timber harvested from government-owned lands by other license holders and through purchases of logs from private landowners, farmers and woodlot owners.

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

We estimate that, in the long run, we will use all of our 330,000 m3 of harvesting rights within the timber supply area covered by the pulpwood agreement. Our agreements with West Fraser ensure a long-term supply of 100,000 m3 per year through 2006 and 150,000 m3 beginning 2006 through 2011. Our agreements with West Fraser may be subject to a reduction as a result of West Fraser’s 20% take back as a result of the Forestry Revitalization Act. In 2007 we expect to finalize the exact amount of the reduction. In 2003 and 2004 we also secured long-term access to an additional 175,000 m3 per year of pulpwood in the form of government tenures. The balance of our annual requirement will be derived from market purchases and shorter term agreements.

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

Our Grande Prairie DTA is the primary source of fiber for our Grande Prairie OSB facility, capable of supplying approximately 100% of the existing production line’s fiber requirements at full capacity during the period 2007 to 2025, and approximately 80% in subsequent years. The mill’s fiber requirement was 914,000 m3 for the year ending December 31, 2006. The balance of the Grande Prairie OSB plant’s requirements can be purchased from other low-cost sources, including private land and government purchases, industrial timber salvage, incidental deciduous volumes generated by non-DTA harvesting operations of other operators and volume gained through modified harvesting practices to increase utilization.

The fiber for the new second production line at Grande Prairie, scheduled to commence production in June 2008, will be derived from a combination of long-term DTA agreements with the Alberta government and long-term private wood purchase contracts. We estimate that the long-term agreements will be sufficient to supply all of Grande Prairie’s second production line anticipated requirements at its designed annual production capacity of

600 mmsf of OSB, OSL or LSL. We expect to source some of our annual requirements from market purchases and shorter term agreements in order to minimize our fiber costs.

High Level Deciduous Timber Allocation and Forest Management Agreement

In 1996, the Alberta Lands and Forest Service issued a call for proposals for a DTA located in the Footner Timber Development Area. We made a joint proposal with another OSB producer, through Footner Forest Products Ltd., to construct and operate an OSB plant at High Level, Alberta. For more information regarding the co-ownership of Footner, see the section titled “Co-Ownership Arrangements for High Level”. Footner was successful in its proposal. The timber allocation is approximately 880,000 m3 of deciduous timber annually for a period of 20 years and is supplied through a renewable joint Forest Management Agreement which supplies 701,000 m3, and three renewable DTA’s which supply 170,000 m3. In 2002, Footner, on behalf of us and the other co-owner, entered into a FMA with the Province of Alberta and Tolko Industries Ltd., which provides us with a long-term agreement to establish, grow, harvest and remove all deciduous timber on a sustained yield basis within the area covered by the FMA. The FMA was formally approved by the government of Alberta in July of 2002. We received government approval in April 2004 to increase our annual allowable cut on the FMA from the existing 677,000 m3 to 701,000 m3. Footner has also negotiated 20-year volume supply agreements of approximately 390,000 m3 annually with aboriginal groups who hold DTA’s or own their land.

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

Ontario

We have a long-term timber supply agreement with the Province of Ontario that is administered through related agreements with two major pulp and paper companies who hold Sustainable Forest Licences, or SFL’s, with the Province of Ontario. This agreement ensures that a defined timber volume will be harvested solely for use by the Barwick facility. This timber volume commitment from the Province of Ontario represents up to 551,000 m3 per year or approximately 75% of current fiber requirements of the Barwick facility.

Timber Supply Agreement

We have a timber supply agreement with the Province of Ontario that provides for a direct license to us, or to entities with related contracts to deliver timber to us, to harvest from public land up to 475,000 m3 of timber annually from the Crossroute Forest Crown Management Unit located adjacent to the Barwick facility, and 76,000 m3 of timber annually from the Dog River-Matawin Forest. This timber supply agreement is renewable and the current term expires in September, 2015. The AAC of this agreement can supply approximately 42% of the current fiber requirements of the Barwick facility. We have a re-stated timber supply agreement with Abitibi Consolidated Inc.(“ACI”) under which ACI oversees timber harvesting on our behalf on the Crossroute Forests.

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

British Columbia

Timber Harvesting

We have adopted a strategic timber harvesting plan approved by the Ministry of Forests that integrates harvesting from our forest license and pulpwood agreement with timber volume supply agreements with West Fraser Mills Ltd. to ensure that logs are directed to specific mills and end uses that maximize the return on the timber resource. We manage these resources on a sustained yield basis. Rationalization of the flow of logs to our mills reduces our dependence on purchased logs. Timber harvesting is planned and supervised by our woodlands staff, while harvesting and log hauling are performed by independent contractors. Most of these independent contractors have long-standing relationships with us. At 100 Mile House and Lillooet, logging takes place ten months of the year with a two month stoppage resulting from spring road load restrictions.

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

Harvesting under the DTA is authorized under:

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

Forest Management

We have developed a detailed forest management plan for the Grande Prairie DTA and have committed to a proactive public involvement program in the development of the plan. The detailed forest management plan has received governmental approval. We have also completed an independent audit of our operations at Grande Prairie, the results of which were submitted to the government and summaries made available to the public. The audit established that we met or exceeded government requirements. In December 2006, our Grande Prairie woodlands passed their ISO 14001 audit and also passed a CAN/CSA — Z809 audit.

At the High Level OSB facility, Footner, on behalf of the co-owners, has in place a detailed forest management plan under the Footner-Tolko joint FMA. Footner also achieved, in December of 2004, ISO 14001 registrations and certification under CAN/CSA — Z809.

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

Marketing and Sales

The principal markets for our products are the United States, Canada, Asia and the United Kingdom. In North American markets, products are sold through our Vancouver sales office to a large network of wholesale distributors, building materials professionals and other integrated forest products companies such as Louisiana-Pacific, Boise and Roseburg Forest Products. Sales to Japan and other overseas markets are handled by Interex Forest Products Ltd., a cooperative sales company owned by six western Canadian forest product companies, including ourselves. Within Interex, we are the sole wood panel producer, providing both OSB and specialty overlaid plywood products. The combined volume and mix of products provided by Interex enables the members to more effectively compete against other large-scale, integrated forest product companies than would be the case if each member independently employed an export marketing program. Interex maintains sales offices in Vancouver and Tokyo, Japan, and has local representatives in other major markets. Interex receives a commission on the sales that it consummates. Any commission amounts exceeding Interex’s operating costs are refunded to its members on a yearly basis based on volumes shipped. We also have sales agents in a number of overseas markets that service key OSB and specialty overlaid plywood customers.

The following table sets out our net sales by region for the fiscal years 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
	(In millions)

Geographic sales information(1)
Canada	$59.0	$81.6	$106.8
United States	723.1	1,135.3	764.0
Asia	33.9	20.9	29.5
Europe	11.1	10.4	9.6

Total	$827.1	$1,248.2	$909.9

(1)	Sales figures reported in this table include freight revenue.

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

The introduction of OSB to the Japanese market is relatively new. Although OSB currently represents only a small proportion of the Japanese panel market, we expect OSB to capture an increasing share of the Japanese structural panel market, albeit at a much slower pace than the one experienced in North America over the last 30 years. We hold a leading position in that market, with an estimated 45% market share for all OSB imported into Japan in the year ending December 31, 2006. Other North American OSB producers have generally played only a peripheral and opportunistic role in this market. Our principal competition in Japan remains domestic softwood plywood, Southeast Asian hardwood plywood and European OSB.

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

Legal Proceedings

In February and March 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits alleging violations of United States antitrust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The claim is in its initial stages. We believe that the allegations against us are entirely without merit. While the outcome of this claim is uncertain, we do not believe that it will have a material effect on our financial position, earnings or cash flows.

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

Overview

Facilities

Our facilities have a total estimated annual production capacity of approximately 3,135 mmsf of OSB and 156 mmsf of specialty overlaid plywood. We have some of the most modern, productive manufacturing facilities in North America. In fiscal 2006 we incurred capital expenditures of approximately $228.3 million, of which $181.2 million is related to the Grande Prairie expansion. Our facilities generally operate at or near their estimated annual production capacities, other than High Level which is still ramping up to its designed annual production capacity. In 2006 our total production was below capacity as a result of temporary production curtailments at our Cook and Grand Rapids facilities starting on September 22, 2006 and the permanent shut-down of one of two production lines at our Bemidji facility in August 2006.

Estimated
Annual
Production
Capacity(1)

Oriented Strand Board (mmsf)
Grande Prairie, Alberta(2)	665
100 Mile House, British Columbia	425
Barwick, Ontario	480
High Level, Alberta (50%-owned by us)(3)	430
Bemidji	315
Cook	440
Grand Rapids	380

Total OSB annual production capacity	3,135
Specialty Overlaid Plywood (mmsf)
Savona, British Columbia (Plywood)	156

(1)	As of December 31, 2006.

(2)	We are currently expanding the capacity at our Grande Prairie facility through the construction of a second production line. This new production line is expected to be in operation by June 2008 with a designed annual production capacity of 600 mmsf of OSB, OSL or LSL.

(3)	This facility is in its ramp-up phase. Its designed annual production capacity is 860 mmsf and 50% of the production is ours. The mill is currently running at approximately 90% of designed annual production capacity with significant efforts being undertaken to achieve the full production capacity.

Oriented Strand Board

Grande Prairie.

In Grande Prairie, Alberta we own and operate one of the world’s largest capacity single-line OSB facilities. This facility began production in December 1995 with a design annual production capacity of 540 mmsf. It currently operates at an annual capacity of approximately 665 mmsf, or 23% above the original design capacity. The facility consumes approximately 1,000,000 m3 of fiber annually. The Grande Prairie operation occupies about 160 acres of land owned by us and has easy access to rail service. Grande Prairie uses a 12-foot wide forming line and press that provide the flexibility to cost-efficiently produce a variety of panels in dimensions and grades to suit both the North American and Japanese building construction and industrial markets. Grande Prairie’s low-cost position is supported by an abundant and economic fiber supply, economies of scale and superior up-time and on-grade performance.

This facility is at this time focused on efficiently servicing the needs of North American residential construction. In 2006, shipment volumes of standard, commodity OSB wall and roof sheathing accounted for 86% of total shipments. The balance of shipments comprised value-added, engineered wood products including rimboard and webstock.

In 2002, we invested approximately $9 million in Grande Prairie to increase capacity and reduce production costs. During the third quarter of 2005, we commenced an expansion of the Grande Prairie facility. As part of this expansion work, comprising the construction of a second production line, we have committed to purchase machinery, equipment, engineering and management support services totaling $27.9 million. The total project cost is estimated at $350.0 million, with $207.4 million spent as at December 31, 2006 and budgeted spending of $58.8 million in 2007. The project is scheduled for completion in June 2008 and it will, following an initial ramp up period, add an estimated additional 600 mmsf of OSB, OSL or LSL annual production capacity to the Grande Prairie facility.

100 Mile House.

We own and operate the 100 Mile House, British Columbia facility, which began operations in the fall of 1994. We originally built 100 Mile House with a design annual production capacity of 360 mmsf and currently operate the facility at an annual capacity of approximately 425 mmsf, or 18% above the original design capacity. The facility consumes approximately 650,000 m3 of fiber annually. The 100 Mile House operation occupies about 57 acres of land owned by us and is directly serviced by rail.

This facility was the first OSB operation in the world to adopt a nine-foot wide forming line and press that provide significant flexibility over the more traditional eight-foot wide press allowing us to efficiently serve the Japanese residential construction market where three-foot wide OSB is the standard. In addition, this facility is our principal source of value-added OSB products for North American residential construction including webstock for manufacture of wood I-joists, rimboard for construction of engineered floor systems, stair treads and “jumbo panels” used in recreational vehicles (RV) and structural insulated panels (SIP) manufacturing. In 2006, 85% of shipment volumes from 100 Mile House were value-added and export OSB products.

Barwick.

In May 2004, we acquired a modern OSB mill located at Barwick, Ontario. This mill was constructed at a cost of US$123 million and began operations in 1997 with a design production capacity of 375 mmsf. It currently operates at an annual capacity of approximately 480 mmsf, or 28% above the original design capacity. The facility consumes approximately 737,000 m3 of fiber annually and occupies 238 acres of land owned by us and directly serviced by rail. Approximately $19 million in capital has been invested in this facility since construction was completed, including costs associated with the addition of a third strander in April 2002. Maintenance and environmental capital expenditures relating to the Barwick facility have averaged less than U.S.$0.6 million per year over the past five years, with total capital expenditures averaging approximately U.S.$1.5 million per year. We believe that, for the foreseeable future, the Barwick facility will require only modest expenditures for maintenance and capital improvements in line with historical averages.

Production in the Barwick facility comprises primarily the standard, commodity OSB wall and roof sheathing and floor underlayment (81% of 2006 shipment volumes) although we are focusing on expanding the production of engineered wood products (webstock and rimboard) and other value-added product lines including enhanced flooring, stair treads and jumbo panels for structural insulated panels manufacturing.

High Level.

We are a 50% co-owner of the OSB facility at High Level, Alberta, which commenced operations in October 2000 as the largest single-line OSB facility in the world with a design annual production capacity of 860 mmsf. In 2006, the facility operated at an annual capacity of approximately 662 mmsf, or 77% of the original design capacity. In 2007, the facility is expected to operate at 90% of capacity or better. When running at full capacity, the plant will consume approximately 1.3 million m3 of fiber annually. High Level has low-cost timber allocations granted by the government of Alberta and long-term volume supply agreements that together provide approximately 92% of High Level’s timber needs at full capacity. This timber is secured through 2016. The High Level operation occupies approximately 643 acres of lands owned by the co-owners and is directly serviced by rail.

The High Level OSB facility is operated for the co-owners by Footner Forest Products Ltd., a company that is jointly-owned in equal shares by us and the co-owner. As such, Footner is a service company that operates the plant as the agent for the co-owners and not for its own account. All of the costs incurred by Footner in so doing are reimbursed by the co-owners and the co-owners take away their respective one-half shares of production from the plant for sale for their own account. We and the co-owner have each invested approximately $145 million in the capital assets to construct the facility.

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

The Bemidji facility commenced production in 1981. A second OSB line was added in 1989, an upgrade which approximately doubled the manufacturing capacity of the facility, while also lowering the unit manufacturing costs of the combined operations. We permanently closed the first production line in the third quarter of 2006. The Bemidji facility’s remaining production line has an estimated annual production capacity of 315 mmsf. Production in 2006 totaled 468 mmsf, or 93% of the average estimated capacity for the year. The product mix of this facility in 2006 was heavy to standard, commodity wall and roof sheathing and floor underlayment (91%).

The Cook facility commenced production in 1983. In January 2001, a modernization and expansion program was completed, which resulted in an increase in the annual production capacity of its single production line from 250 mmsf to an estimated annual production capacity of 440 mmsf, and a corresponding reduction in unit manufacturing costs. In 2006, production at the Cook facility totaled 319 mmsf, or 73% of capacity. Production was curtailed at this facility from September 22, 2006 to March 21, 2007 due to market and cost conditions. The majority of the OSB produced at this facility in 2006 was standard, commodity wall and roof sheathing (91%).

The Grand Rapids facility commenced OSB production in 1985. The facility has an estimated annual production capacity of 380 mmsf and in 2006 produced about 194 mmsf, or 52% of the current estimated capacity. Production was disrupted at this facility for a total of 14.7 days due to a fire in a wood storage area and a mechanical breakdown of pressing equipment. The facility was shut down for a scheduled 35 day period to revitalize the press and to perform other general maintenance. The shutdown was extended to 61 days as some of the newly installed press components were found to be defective. Production was additionally curtailed at this facility starting on September 22, 2006 as a result of market and cost conditions. The product mix of the Grand Rapids facility in 2006 was heavy to standard, commodity wall and roof sheathing (87%).

We have identified certain improvements that we believe will result in enhancements to existing production capacity at each of the Minnesota OSB facilities but we have not planned any major capital expenditures for 2007, due to the market conditions. We will continue to focus on growing the share of value-added product lines at each of the three facilities.

Specialty Overlaid Plywood.

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

Our Savona mill is the second largest producer of specialty overlaid plywood panels in North America. The plant is located on a 64 acre site owned by us and is serviced by rail. Production of plywood at the Savona mill for the fiscal year ended December 31, 2006 was 137 mmsf (2005: 143 mmsf). Savona’s annual capacity is 156 mmsf. All of the Savona mill’s veneer requirements come from our veneer plant in Lillooet, British Columbia. Our Lillooet veneer plant produces primarily high quality veneer, principally for use in our Savona specialty overlaid plywood mill. The Lillooet plant has the ability to supply all of our Savona veneer needs; however, we also sell spruce, pine and fir veneer products to other plywood producers and industrial veneer users depending on prevailing market conditions. The Lillooet plant site occupies 89 acres and is serviced directly by rail. The mill site is located on land forming part of Lillooet Indian Reserve No. 1 and Cayoose Creek Indian Reserve No. 1. The land is leased under a long-term tenancy agreement with the Federal Department of Indian Affairs and Northern Development. The current lease expires in March 2010 but we are in the process of negotiating an extension. We invested approximately $21 million in our Savona mill and Lillooet plant in the late 1990s to enhance our product offerings and lower our operating costs.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results

Certain statements in our operating and financial review and prospects constitute “forward-looking statements” that involve known business and economic risks, uncertainties and other factors. These factors may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and may affect the future results as set forth in this discussion and analysis. See “Cautionary Statement with regard to Forward-Looking Statements.”

Overview

We are a leading manufacturer of structural engineered wood products, including oriented strand board (“OSB”) and specialty overlaid plywood. In 2006, RISI, an independent information provider for the global forest products industry, ranked us as the fourth largest manufacturer of OSB in North America. We own and operate six OSB manufacturing facilities, three in Canada, and three in northern Minnesota. We also have a 50% ownership interest in an OSB facility located in High Level, Alberta. In addition to our OSB operations, Ainsworth is one of the largest manufacturers of specialty overlaid concrete-form plywood products in North America.

Our business is focused primarily on the structural wood panels sector. Our business strategy is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, such as in the current market environment. Complementary to this strategy is the expansion currently underway at our Grande Prairie, Alberta OSB facility. When completed, the expanded facility will be able to produce OSB, OSL and LSL, all of which are engineered wood product alternatives to traditional sawn lumber products.

Review of Operating Results

Commodity OSB prices were substantially lower in 2006 compared to 2005. On average the benchmark North Central OSB price was U.S.$218 per msf (on a 7/16th-inch basis) compared to U.S.$316 per msf in 2005. The decline in prices reflects significantly weakened demand for OSB as U.S. housing starts fell to a seasonally adjusted annual rate of 1.8 million in 2006 compared to 2.1 million in 2005. New home construction steadily decreased throughout 2006, from a seasonally adjusted annual rate of 2.1 million in the first quarter to 1.6 million in the fourth quarter of 2006.

Our shipment volume was 14% lower in 2006 compared to 2005. Shipments were affected by reductions in production volume due to production curtailments, the permanent closure of one of our production lines, and maintenance downtime.

In January 2006, production at our Grand Rapids facility was interrupted due to a fire in a wood storage area and, later in the month, due to a mechanical breakdown of pressing equipment. In total 14.7 production days were lost. In the second quarter, the same facility was shut down for a scheduled 35 day period to revitalize the press and to perform other general maintenance. The shutdown was extended to 61 days as some of the newly installed press components were found to be defective. Subsequent to the end of the second quarter, we notified the manufacturers of the faulty components that we will be seeking compensation for damages.

In light of the weak market conditions, we made the decision to permanently close one of the two production lines at our OSB mill located in Bemidji, Minnesota at the end of August 2006. Given the age of the equipment and the high cost to operate the line, we determined that the production line would not be viable over the long term. With the closure, we permanently reduced our panel production capacity by 280 mmsf.

In addition, we suspended OSB production at our Grand Rapids and Cook facilities in Minnesota effective September 22, 2006. These two facilities, which have a combined annual production capacity of 820 mmsf, were shut down indefinitely until market and cost conditions improved. The Cook facility resumed production on March 21, 2007 as a result of improved log costs and changes in the cost structure of the mill. The Grand Rapids facility remains closed, though we have retained the management staff to ensure a timely and efficient return to production when warranted by market and cost conditions.

	Year Ended December 31 ,
	2006	2005	2004
	(In millions)

Sales:
OSB	$729.9	$1,138.3	$799.4
Specialty plywood, and other products	97.2	109.9	110.5

Total	827.1	1,248.2	909.9

Cost of products sold (excluding amortization):
OSB	661.8	755.0	399.6
Specialty plywood, and other products	88.2	100.9	98.6

Total	750.0	855.9	498.2

Selling and administration	41.1	30.8	31.0
Amortization of capital assets	88.0	103.9	53.9
Loss on disposal of capital assets	2.5	—	—
Write-down of capital assets	55.3	—	0.8
Production line closure	5.9	—	—
Write-down of timber deposits	4.5	—	—

Operating (loss) earnings	(120.2)	257.6	326.0
Finance expense	74.3	71.3	150.2
Interest and other (income) expense	(8.9)	(2.2)	3.4
Unrealized foreign exchange loss (gain) on long-term debt	7.9	(28.3)	(73.8)

(Loss) income before income tax	(193.6)	216.8	246.3
Income tax (recovery) expense	(85.6)	63.6	71.2

Net (loss) income	$(108.0)	$153.2	$175.1

Our geographic distribution of sales was as follows:

	Year Ended December 31
	2006	2005	2004

All Products
United States	87.5%	91.0%	84.0%
Canada	7.1	6.5	11.7
Asia	4.1	1.7	3.2
Europe	1.3	0.8	1.1

	100.0%	100.0%	100.0%

Our Results of Operations

Fiscal Year ended December 31, 2006 Compared to Fiscal Year ended December 31, 2005

The effect of the low commodity OSB prices, production curtailments and the expenses associated with closing down the Bemidji production line are evident in our reduced profitability compared to the previous year.

Net Loss

The net loss for the year was $108.0 million compared to net income of $153.2 million in 2005. The $261.2 million decrease is the result of deteriorating OSB sales prices in combination with production curtailments at our Bemidji facility. The closure of the Bemidji line is permanent, and resulted in an asset write-down of $55.3 million and severance and related costs of $5.9 million.

The net loss for the year was also impacted by the movement of the Canadian dollar relative to the US dollar. The effect of foreign exchange rate fluctuations on our long-term debt led to a $36.2 million increase in net loss compared to 2005.

In the fourth quarter of 2006, the net loss was $78.1 million compared to net income of $19.9 million in the same period of 2005. This $98.0 million decrease in net income was due to the lower average OSB sales prices, the decline in OSB sales volume due to the production curtailments, and the effect of foreign exchange rate fluctuations on our long-term debt.

Sales

Total sales for the year 2006 were $827.1 million compared to $1.25 billion in 2005. This represents a decrease of $421.1 million, or 34%, which was attributable to the decline in OSB prices (23%) and shipment volume (11%). Total sales in the fourth quarter of 2006 were 61% lower than in the fourth quarter of 2005, decreasing from $302.1 million to $119.2 million.

OSB.  In 2006, OSB sales were $729.9 million, which was $408.4 million lower than OSB sales of $1.13 billion in 2005. The 36% decline in OSB sales was the result of market price (25%) and production volume reductions (11%). Our average selling price for OSB in 2006 was $263.1, 25% lower than 2005.

OSB shipment volumes in 2006 decreased 14% compared to 2005. The decline in volume was due to the production curtailments at Cook and Grand Rapids and the permanent closure of one of Bemidji’s two production lines. Production interruptions for maintenance at Grand Rapids also contributed to the decrease in volume.

In the fourth quarter, OSB sales were $98.5 million compared to $273.5 million in the same period of 2005. Shipment volumes were 39% lower in the fourth quarter of 2006 than in 2005 due to the curtailment of production at Cook and Grand Rapids, the closure of a production line at Bemidji, and a 17-day maintenance shutdown at our Barwick facility. Our average sales price for OSB decreased by 41% in the fourth quarter compared to 2005, from $349.6 to $205.1.

Specialty Overlaid Plywood and Other Products.  Sales of specialty overlaid plywood and other products were $97.2 million in 2006 compared to $109.9 million in 2005, a 12% decline. The decrease is primarily attributable to a 12% decrease in the volume of plywood sales, reflecting operational curtailments, a shift in product mix and softening North American market demand in 2006. Average selling prices for plywood did not change significantly compared to 2005.

Plywood and other product sales were $20.8 million in the fourth quarter of 2006 compared to $28.6 million in the fourth quarter of 2005. Plywood sales volumes were 20% lower than in the fourth quarter of 2005, and veneer sales volumes decreased by 18%.

Costs of Products Sold (Exclusive of Amortization)

Costs of products sold (excluding amortization) decreased by 12% compared to 2005, from $855.9 million in 2005 to $750.0 million in 2006. For the quarter, costs of products sold decreased from $221.7 million in 2005 to $142.4 million in the fourth quarter of 2006.

OSB.  Costs of OSB sold in 2006 were $661.8 million, which was 12% lower than costs of $755.0 million in 2005. The decrease is attributable to the decline in volume, partially offset by a 3% increase in the per unit cost of OSB shipped in 2006.

OSB input costs were not significantly different from 2005. Wood and wax costs were higher on a per unit basis in 2006 than in 2005, while resin costs decreased compared to 2005. Wood costs were particularly high in Minnesota, but during the fourth quarter wood fiber costs in the area began to decline.

The reduction in OSB costs of sales due to lower shipment volume was also partially offset by a write-down of log inventories. The ongoing market downturn led to a reduction in the estimated net realizable value of our log inventories at some of our Canadian mills and in Minnesota. In Minnesota, the net realizable value of logs was also impacted by high wood costs. The total write-down of log inventories on hand at December 31, 2006 was $8.1 million.

OSB costs of sales in the fourth quarter of 2006 were $122.8 million compared to $195.9 million in 2005. This decrease reflects the decline in sales volume partially offset by an increase in the cost per unit shipped. The increase in the per unit cost relates to fixed costs incurred at the idled Cook and Grand Rapids facilities to maintain a readiness for production.

Specialty Overlaid Plywood and Other Products.  The costs of our specialty plywood and other products sold in the year were $88.2 million compared to $100.9 million in 2005, a decline of 13%. The costs were lower in 2006 primarily because shipment volumes decreased by 10% compared to 2005. The cost per unit shipped decreased slightly compared to 2005.

Plywood and other product costs of sales were $19.5 million in the fourth quarter of 2006 compared to $25.8 million in 2005. A decline in both sales volume and unit costs contributed to this decrease. The per unit cost of plywood shipped decreased by 5% compared to the fourth quarter of 2005.

Selling and Administration

Selling and administration expenses of $41.1 million in 2006 were 34% higher than the 2005 expense of $30.8 million. This increase is mainly attributable to professional fees ($5.8 million) with respect to various legal actions, Sarbanes-Oxley compliance initiatives ($1.5 million), and increase in travel and other costs ($3.0 million).

Amortization of Capital Assets

Amortization of capital assets was $88.0 million in 2006 compared to $103.9 million in 2005. This 15% decrease is due to the reduction in production volume. In the fourth quarter, amortization expense was $13.2 million compared to $25.9 million in the fourth quarter of 2005. Our OSB panel product mills are amortized using the units-of-production method so amortization expense decreased as volumes decreased due to the production curtailments at Cook and Grand Rapids and the permanent closure of one production line at Bemidji.

Write-Down of Capital Assets and Production Line Closure

The net book value of the capital assets associated with the permanent closure of one of the Bemidji production lines was written down to salvage value after the closure announcement. The total write-down recorded in the third quarter was $55.3 million. The salvage value of these assets is expected to be minimal.

The Bemidji production line closure resulted in the elimination of approximately 110 positions. We provided the affected employees with 60-days pay in lieu of notice, severance pay, employment transition counseling and associated benefits. The total cost of closing the production line was $5.9 million, of which $5.2 million related to pension and other employee benefits. The remainder of the production line closure expense was the write-off of capital spare parts that could not be sold or used in our other facilities.

Write-Down of Timber Deposits

In September 2006, after being unable to negotiate favourable terms with the Government of British Columbia, we decided not to proceed with a forest licence for pine beetle-attacked timber in the Prince George timber supply area. As a result of this decision, we forfeited and therefore expensed $2.4 million in security deposits that we had paid as part of the timber licence bidding process.

We also cancelled a timber harvest agreement in northern Alberta, forfeiting $2.1 million in contract deposits which had previously been recorded as part of capital assets. The deposits were expensed in 2006.

Finance Expense

Finance expense was $74.3 million in 2006 compared to $71.3 million in 2005. Interest expense was $3.0 million higher in 2006 as a result of the new senior notes issued in April 2006 combined with increases in LIBOR compared to the previous year. These increases were partially offset by the effect of the stronger Canadian dollar because our interest payments in U.S. dollars were translated to Canadian dollars at a stronger exchange rate, and the $1.5 million interest costs capitalized to the Grande Prairies facility expansion project. In addition, finance expense in 2005 was impacted by a one time charge related to the repayment of a portion of our senior notes in the year.

In the fourth quarter, finance expense was $19.8 million in 2006 compared to $16.9 million in the fourth quarter of 2005. This increase reflects the new debt and higher LIBOR rates in the fourth quarter of 2006 partially offset by the effect of the stronger Canadian dollar, and the capitalized interest costs.

Other Income (Expense)

In 2006, other income was $8.9 million, which was $6.7 million higher than 2005. The increase is primarily attributable to a $7.9 million decrease in the operating foreign exchange loss as well as a $3.0 million increase in interest income. In addition, we recorded a $4.4 million foreign exchange loss on the realization of a portion of the cumulative translation adjustment balance, related to the distribution of dividends from a self-sustaining foreign operation and the corresponding reduction in the net investment in the subsidiary.

Foreign Exchange (Loss) Gain on Long-term Debt

The foreign exchange loss on long-term debt in 2006 was $7.9 million compared to a gain of $28.3 million in 2005. At the end of 2006 the Canadian dollar was weaker than at the end of the previous year, resulting in a foreign exchange loss on the revaluation of our long-term debt in Canadian dollars. At the end of 2005, the Canadian dollar was much stronger than the at the end of 2004, causing an exchange gain on the debt revaluation in 2005.

In the fourth quarter of 2006, the exchange loss on long-term debt was $43.6 million, reflecting the large decline in the strength of the Canadian dollar from the end of the third quarter.

Income Taxes

The income tax recovery was $85.6 million in 2006 compared to an expense of $63.7 million in 2005. The change resulted from tax losses recorded on our U.S. operations. Our Canadian taxes for the year were also impacted by the substantive enactment of reductions in the statutory provincial and federal tax rates. The variance from our statutory rate is due to certain permanent differences, including the non-taxable portion of the foreign exchange loss on long-term debt.

The income tax recovery in the fourth quarter of 2006 was $30.9 million compared to an expense of $6.4 million in the fourth quarter of 2005.

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

Sales

North American OSB markets concluded the year with the benchmark North Central OSB price at US$310 per msf (7/16” basis). For the fourth quarter, the average North Central OSB price was $317 per msf, 20% above the prices realized in the fourth quarter of 2004. For the year, OSB prices averaged $316 per msf compared to $369 per msf for 2004.

Total sales increased by $338.3 million or 37.2% compared to 2004. Our average selling price of OSB during 2005 was $353, 10.2% lower than in 2004, while the volume of OSB shipped in 2005 increased by 58.5%.

OSB.  OSB sales, at $1,138.3 million, increased by 42.4% from 2004, and accounted for 91.2% of total sales. The increase in OSB sales is a reflection of a 1,192 msf or 58.5% increase in OSB shipment volumes over 2004 as a result of a full year of operations for the Barwick and Minnesota mills, combined with record production volumes achieved in several mills. This increase in shipment volumes was partly offset by a 10.2% reduction in average OSB prices.

Specialty Overlaid Plywood and Other Products.  Sales of specialty overlaid plywood and other products were steady at $109.9 million in 2005 compared to $110.5 million in 2004. Plywood prices fell 3.2% from the prior year, which was partially offset by a 2.5% increase in shipment volumes.

On a quarterly comparative basis there was no significant change in shipping volumes. Shipping volumes for OSB in the fourth quarter of 2005 were 782.2 msf compared to 804.0 msf in the third quarter and 778.4 msf in the fourth quarter of 2004. However, our average selling price for OSB was 19.5% higher in the fourth quarter of 2005 compared to the fourth quarter of 2004.

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

With rising energy prices (and their impact on resin and transportation costs), and the tightening of the North American fiber market, Ainsworth, like other forest products companies, was faced with production cost challenges 2005. We responded by implementing productivity improvements and by continuing to shift the product mix towards higher margin value added products.

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

Selling and Administration

Despite the increase in selling and administrative activities associated with our growth following the 2004 acquisitions of the Barwick and Minnesota OSB facilities, selling and administration expense of $30.8 million in 2005 did not differ significantly from the prior year’s expense of $31.0 million.

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

During 2005, we repurchased U.S.$24.5 million of our outstanding senior notes. In addition, we recorded a $28.3 million unrealized foreign exchange gain, compared to an unrealized gain of $73.8 million in 2004. The smaller gain in 2005 reflects the reduced appreciation of the Canadian dollar relative to the U.S. dollar during 2005 as compared to 2004.

Other Income (Expense)

In 2005, other income was $2.2 million, compared to an expense of $3.4 million in 2004. The increase is attributable to increases in interest income, income receipts from various partnership investments, and other sundry items.

Income Taxes

Income tax expense in fiscal 2005 was $63.7 million compared to $71.2 million in 2004, a 10.7% decline. This decline is mainly attributable to a decline in income before income taxes of 12.0%.

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

A significant portion of our products is sold in U.S. dollars. Most of our costs, other than interest payable on our senior notes, which is payable in U.S. dollars, will be payable in Canadian dollars and, therefore, our financial results are subject to foreign currency exchange rate fluctuations. A significant appreciation in the value of the Canadian dollar in terms of the U.S. dollar, while other factors remain constant, will cause a relative decline in our revenues and our cash flow will be diminished.

We have not used derivative financial instruments to mitigate the influence of market risk but we may do so in the future.

Significant Accounting Estimates and Judgments

Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements. The Company has not made any changes in accounting policies since December 31, 2005.

Valuation of Inventory.  We closely monitor conditions that could impact valuation of inventories or otherwise impair our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. Net realizable value of logs is determined based on estimated OSB selling prices less estimated costs of conversion. We base our estimate of selling price on sales orders that exist at balance sheet reporting dates and management’s estimate for forecasted sales prices based on supply, demand and industry trends. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.

Loss Contingencies.  Our estimates of loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.

Valuation of Long-Lived Assets.  On an annual basis, we review the long-lived assets held and used by us (primarily property, plant and equipment, construction in progress and timber and logging roads) for impairment. Where changes, events or circumstances indicate that the assets may be impaired, additional reviews are undertaken. Assessing the valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the related assets. We reviewed the carrying value of our other capital assets, including construction in progress, at September 30, 2006.

Amortization.  Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.

Goodwill.  Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will continue to reduce product costs to offset inflationary impacts. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly. We did not record an impairment of goodwill in 2006.

Employee Benefit Plans.  Most of our Canadian employees and U.S. employees participate in defined benefit pension plans sponsored by the Company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the U.S., which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions.

Reforestation Obligation.  Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut. The estimates of reforestation obligation are based upon various judgments, assumptions. Both the precision and reliability of such estimates are subject to uncertainties and, as additional information becomes known, these estimates are subject to change.

Future Income Tax Assets and Liabilities.  We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

U.S. GAAP Reconciliation

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. To the extent applicable to our consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described below and in Note 26 to our annual consolidated financial statements.

•	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

•	In 2006, we adopted the provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, under which we recognize the difference between the projected pension benefit obligation and the plan assets as a pension liability, which represents a higher liability than the accrued pension benefit asset and liability recognized under Canadian GAAP.

•	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders’ equity.

•	Under Canadian GAAP, we recorded a foreign exchange loss on the realization of a portion of the cumulative translation adjustment balance, related to the distribution of dividends from a self-sustaining foreign operation and the corresponding reduction in the net investment in the subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

Changes in Internal Control over Financial Reporting

As part of the internal control design assessment performed in 2006, we identified certain weaknesses in our internal controls over financial reporting which were remediated in 2006. In 2006, we took the following steps to address the control weaknesses identified:

•	issued a Whistleblower Policy, which clearly defined the reporting responsibilities and independence of the Whistleblower Officer;

•	reviewed the access rights for users of our information systems to ensure that users had the appropriate access to each system; and

•	ensured that only authorized signatories could authorize the disbursement of funds to third parties.

During the fourth quarter of 2006, we, together with our independent registered chartered accountants, identified a control deficiency related to the recording of foreign exchange losses from the investment in our self-sustaining U.S. subsidiary resulting from controls over documentation of historical accounting positions. Net income, earnings per share and retained earnings in the second quarter of fiscal 2006 have been restated to reflect the reclassification of $2.4 million foreign exchange loss on long-term items from the cumulative translation adjustment account to other income.

Except as described in the foregoing paragraphs, no changes were made in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable, but not absolute assurance that all necessary information is reported to the CEO and CFO on a timely basis to ensure that the necessary decisions can be made regarding annual and interim financial statement disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted by management as at December 31, 2006. After considering the matters discussed above under “Changes in Internal Control Over Financial Reporting”, the CEO and CFO have concluded that the disclosure controls and procedures were effective.

Internal control over financial reporting is a process for providing reasonable assurance regarding the reliability of the financial reporting and preparation of our consolidated financial statements in accordance with

Canadian and U.S. GAAP. However, because of inherent limitations in all control systems, absolute assurance cannot be provided that all misstatements have been detected. As at December 31, 2006, management completed an evaluation of the design of internal control over financial reporting. Based on that evaluation, the CEO and CFO have concluded that the design of internal control over financial reporting was effective.

For the year ending December 31, 2007, we expect to comply with S. 404 of the Sarbanes-Oxley Act, which requires a report on management’s assessment of the effectiveness of internal controls over financial reporting. This report is expected to contain, among other matters, an assessment of the operating effectiveness of our internal controls over financial reporting. In 2007, further remediation efforts will likely be required in order to ensure operating effectiveness of our internal controls as at December 31, 2007. The process of designing and implementing an effective system of internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments.

B.	Liquidity and Capital Resources

As at December 31, 2006, our adjusted working capital was $186.6 million, compared to $340.2 million as at December 31, 2005. We have presented adjusted working capital as we believe that it provides investors with a basis to evaluate our ability to fund operations and capital expenditures. Adjusted working capital is a non-GAAP measure, calculated as follows:

	As at December 31,
	2006	2005	2004
	(In millions)

Current assets	$322.3	$467.5	$363.6
Current portion of future income tax assets	(1.7)	—	—
Restricted cash	(62.2)	(39.0)	(6.6)
Timber licence deposits	—	(6.0)	—
Current liabilities	(82.5)	(113.7)	(136.3)
Current portion of future income tax liabilities	10.7	31.4	—

Adjusted working capital	$186.6	$340.2	$220.7

The decline in adjusted working capital is the result of the ongoing capital spending on the new Grande Prairie production line in combination with a reduction in cash generated from operations.

In light of the downturn in residential housing construction, we took steps to mitigate the effects of a potential prolonged decline in demand and prices for our products. We negotiated two financing arrangements for the purchase of equipment for the new line at Grande Prairie. We also refinanced the purchase of our aircraft through a sale-leaseback transaction. An additional $14.2 million (€9.3 million) is available to be drawn under one of the equipment financing agreements in 2007.

The major elements of our cash flows are as follows:

	As at December 31,
	2006	2005	2004
	(In millions)

Cash provided by operating activities	$8.0	$161.8	$364.4
Cash (used in) provided by operating activities excluding the effects of changes in non-cash working capital(1)	(29.5)	299.6	283.6
Cash provided by (used in) financing activities	148.4	(45.6)	503.6
Cash used in investing activities	(291.4)	(113.1)	(856.1)
Additions to capital assets	228.3	57.3	18.0

(1)	Cash (used in) provided by operating activities excluding the effects of changes in non-cash working capital consists of cash provided by operating activities less changes in non-cash working capital.

Cash provided by operating activities was lower in 2006 compared to 2005 as a result of the decrease in net income. The most significant change in non-cash working capital was in income taxes receivable as we received a large portion of the expected refund from 2005 during the third quarter of 2006.

Cash from operating activities excluding the effects of changes in non-cash working capital was a net outflow in the year, reflecting the operational losses we incurred. The indefinite shutdown of the Cook and Grand Rapids facilities was a further step to conserve liquidity as these two mills incurred higher operating losses than our other mills.

Cash provided by financing activities in 2006 was $148.4 million, reflecting the new senior unsecured notes issued in the second quarter and the new equipment financing in the third quarter. In 2005, cash used in financing activities was $45.6 million, reflecting the repurchase of debt in the second quarter of 2005. The change in cash provided by (used in) financing activities resulted from the issuance of new debt in 2006 to support the increased capital spending related to Grande Prairie. In 2005 we were able to repurchase senior notes.

Cash used in investing activities was significantly higher in 2006 compared to 2005. This increase is due to increased capital spending, short-term commercial paper investments and additional restricted cash related to the Grande Prairie expansion. Additions to capital assets in 2006 were significantly higher than 2005. The increase is primarily attributable to the expansion of the Grande Prairie facility.

The completion of construction on the second production line at Grande Prairie has been delayed until 2008 in order to mitigate the impact of escalating construction labour and material costs. The total project cost is now estimated to be $350.0 million, of which $207.4 million has been spent as at December 31, 2006. Under the new project timeline, $58.8 million is budgeted to be spent in 2007 with the remainder to be spent in 2008. There are no other major capital projects budgeted for 2007. Any additional capital spending will be minimal and will focus solely on maintenance of business and safety and environmental requirements.

In addition to cash on hand, we have a revolving credit line secured by accounts receivable and inventory. Depending on the levels of inventory and receivables, this line has a maximum borrowing capacity of $100.0 million. As of December 31, 2006 the inventory and receivables would support a borrowing of $63.4 million. This facility was not utilized as at December 31, 2006.

We conduct our business with the goal of maintaining adequate financial liquidity at all times in order to carry us through unfavourable economic circumstances. Despite the challenging conditions of the current OSB market, we feel that the level of cash on hand together with the undrawn credit facility provides adequate liquidity to finance our ongoing business activities through 2007. We expect to be able to meet the long-term liquidity requirements of our business through cash generated from operations, existing cash and investment balances, existing credit facilities and other capital resources.

C.	Research and Development, Patents and Licenses

Our research and development efforts continue to focus on the improvement of manufacturing efficiencies, and the development of new or enhanced products for expanding the offering of AinsworthEngineered® wood composite products. As we do not have an internal technology centre, we utilize various research institutions for conducting proprietary product and process development. We also carry out trials at our manufacturing facilities and leverage the expertise and resources of our equipment and resin suppliers. We work closely with our customers to develop cost effective customized engineered strand based wood composite products to meet our customers’ specific performance requirements. Our goal is to deliver superior products and services to our customers and to be the preferred supplier to our customers. We support initiatives of certain associations to develop new markets and expand market demand for engineered wood composite products; for example, supporting the Structural Insulated Panel Association in the development of design values for standard structural insulated panels. We also foster longer-term technology development in industry and educational institutions to advance fundamental knowledge for engineered wood composites. We own several trademarks, trade names and patents in connection with our OSB and specialty plywood products.

In 2006, we successfully developed prototype LSL and OSL products and have completed comprehensive testing of the prototype products to generate conservative design values for three grades of strand based lumber, namely 1.7E LSL, 1.5E OSL and 1.3E OSL grades. These new strand lumber products would extend the use of strand based products from the current OSB structural sheathing applications to structural beam and joist lumber applications. As a result of this development, we have filed a U.S. patent to protect the methods of manufacturing these engineered lumber products. We have also made significant advancements in the evaluation and development of a mold resistant treatment for strand based products and in the development of strand based concrete form panels. We intend to roll out these new products in 2007 and 2008. In collaboration with a leading North American university, we completed a research project in 2006 to investigate methods to improve the quality and yield of strands from mountain pine beetle-attacked timber and initiated another research project to investigate methods to convert sawmill residuals into OSB strands.

In fiscal 2004, 2005, and 2006 we spent approximately $400,000, $750,000 and $850,000 respectively on research and development at the corporate level.

D.	Trend Information

See information provided above in Item 5.A and Item 5.H hereof.

E.	Off-Balance Sheet Arrangements

We did not have any significant off-balance sheet arrangements other than letters of credit in the amount of $29.7 million at December 31, 2006, for which cash has been pledged as collateral, and our co-venturer’s share of the accounts payable and accrued liabilities of our High Level project in the amount of $4.0 million (as described in Note 7 of the financial statements). By agreement with the co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, we may pay such amounts and recover them from the co-venturer’s share of production. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or resources, that is material to investors.

F.	Contractual Obligations

The following table summarizes the timing of payments for which we have contractual obligations as of December 31, 2006. Payments of senior notes include interest and principal repayments at the time of maturity.

	Payment due by Period
	Less Than			After
Contractual Obligation(9)(10)(11)	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In thousands)

6.75% Senior Unsecured Notes(1)	25,173	50,345	50,345	376,736	502,599
7.25% Senior Unsecured Notes(2)	23,235	46,470	46,470	337,928	454,103
LIBOR + 3.75% Floating Rate Senior Unsecured Notes(3)	6,806	13,612	184,213	—	204,631
LIBOR + 4.00% Floating Rate Senior Unsecured Notes(4)	3,543	7,086	7,086	91,823	109,538
12.50% Senior Unsecured Notes(5)	1,680	—	—	—	1,680
Merrill Lynch Equipment Loan(6)	13,313	25,859	36,637	—	75,809
Deutsche Bank Equipment Loan(7)	853	9,395	8,788	17,552	36,588
Capital Lease Obligations(8)	1,128	2,255	2,255	15,128	20,766
Operating Lease Obligations	3,267	3,869	551	—	7,687
Purchase Commitments(9)	28,847	1,214	298	1,190	31,549

Total	107,845	160,107	336,643	840,355	1,444,950

(1)	Under the indentures governing our outstanding 6.75% Senior Notes, we are required to make interest payments in the amount of US$10.8 million each June 30 and December 30. Our 6.75% Senior Notes mature on March 15, 2014.

(2)	Under the indenture governing our outstanding 7.25% Senior Notes, we are required to make interest payments in the amount of US$10.0 million each June 30 and December 30. Our 7.25% Senior Notes mature on October 1, 2012.

(3)	Under the indenture governing our outstanding LIBOR + 3.75% Floating Rate Senior Notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%. Interest on our LIBOR + 3.75% Floating Rate Senior Notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the December 31, 2006 year-end rate of 9.12%. Our LIBOR + 3.75% Floating Rate Senior Notes mature on October 1, 2010.

(4)	Under the indenture governing our outstanding LIBOR + 4.00% Floating Rate Senior Notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.00%. Interest on our LIBOR + 4.00% Floating Rate Senior Notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the December 31, 2006 year-end rate of 9.37%. Our LIBOR + 4.00% Floating Rate Senior Notes mature on April 1, 2013.

(5)	Our 12.50% Senior Notes mature on July 15, 2007.

(6)	Under the Merrill Lynch equipment loan agreement, we are required to pay interest at a rate per annum, reset monthly, equal to LIBOR plus 2.90%, payable monthly. For the purpose of the above table we have calculated the interest rate at the December 31, 2006 year-end rate of 8.27%. Principal payments are made monthly with the final monthly payment and a balloon payment due October 1, 2011.

(7)	Under the Deutsche Bank equipment loan agreement, we are required to pay interest at a rate per annum, reset semi-annually, equal to EURIBOR plus 0.65%, payable semi-annually in March and September. For the purpose of the above table we have calculated the interest rate at the December 31, 2006 year-end rate of 4.31%. The loan is repayable in 17 equal semi-annual installments starting at the earlier of six months after the pressing and forming equipment is ready for operation and June 20, 2008.

(8)	Capital lease obligations are payable monthly.

(9)	Purchase commitments include agreements to purchase machinery, equipment, engineering and management support services in relation to the Grande Prairie expansion project and US$1.7 million related to the purchase of Chatham Forest Products, Inc.

(10)	Contractual obligations denominated in US$ are converted to Canadian dollars at the December 31, 2006 exchange rate posted by the Bank of Canada of US$0.8581 = $1.00.

(11)	Contractual obligations denominated in € are converted to Canadian dollars at the December 31, 2006 exchange rate posted by the Bank of Canada of €0.6507 = $1.00.

G.	Contingencies

In the normal course of its business activities, the Company is subject to claims and legal actions that may be made by customers, suppliers and others.

While the final outcome with respect to the actions outstanding or pending as at December 31, 2006 cannot be predicted with certainty, we believe that either the outcome will not have a material effect on our financial position, earnings or cash flows.

In 2006, we were named as a defendant, along with eight other North American OSB producers, in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The class has not yet been certified in any of these claims and the outcome is not determinable at this time. We will reflect such outcome, if any, in future operating results. We believe the allegations against the Company in these claims are entirely without merit.

H.	Quarterly Comparative Financial Information

	2006	Q4-06	Q3-06	Q2-06(3)	Q1-06	2005	Q4-05	Q3-05	Q2-05	Q1-05	2004
	(In millions, except per share data, unless otherwise noted)

Sales and earnings
Sales	$827.1	$119.2	$181.1	$234.3	$292.6	$1,248.2	$302.1	$270.7	$329.9	$345.6	$909.9
Operating (loss) earnings	(120.2)	(53.8)	(106.7)	(6.0)	46.3	257.6	45.1	26.1	77.6	108.8	326.0
Foreign exchange (loss) gain on long-term debt	(7.9)	(43.5)	(1.2)	40.6	(3.8)	28.3	(0.2)	47.0	(12.6)	(5.9)	73.8
Net (loss) income	(108.0)	(78.1)	(77.5)	24.9	22.7	153.1	19.9	46.8	31.3	55.1	175.1
(Loss) earnings per share	(7.37)	(5.33)	(5.29)	1.71	1.54	10.45	1.36	3.19	2.14	3.76	11.98
Balance sheet
Total assets	1,504.2	1,504.2	1,532.0	1,561.8	1,558.5	1,513.0	1,513.0	1,499.8	1,505.7	1,509.1	1,432.7
Total long-term debt	1,038.1	1,038.1	984.4	908.9	863.7	859.5	859.5	858.9	905.6	923.1	916.9
Common shares(1)	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8
Retained earnings	295.0	295.0	373.1	450.6	440.4	417.7	417.7	397.3	350.5	333.9	278.7
Cash dividends declared: $ per share	1.00	—	—	1.00	—	1.00	—	—	1.00	—	1.00
Cash provided by (used in) operating activities(2)	8.0	(63.9)	16.6	25.1	30.2	161.8	30.3	43.3	73.1	15.1	364.4
Key statistics
OSB shipments (mmsf 3/8”)	2,774.9	480.1	732.8	754.7	807.4	3,229.3	782.2	804.0	837.5	805.6	2,037.1
Average OSB price ($/msf)	263.1	205.1	211.5	277.9	330.4	352.5	349.2	303.0	361.4	395.4	392.5

(1)	At March 30, 2007, the Company had 14,649,140 issued common shares.

(2)	Cash provided by operating activities in Q1-06 and Q2-06 has been restated by $10.6 million and $4.7 million respectively to reflect the reclassification of non-cash capital asset additions.

(3)	Net income, earnings per share and retained earnings in Q2-06 have been restated to reflect the reclassification of $2.4 million foreign exchange loss on long-term items from the cumulative translation adjustment account to other income.

The realized sales price for our OSB products was the main factor causing fluctuations in our sales over the past eight quarters. In addition, the temporary shutdown of our Grand Rapids and Cook mills, and the closure of one of the lines at Bemidji, caused a significant decline in production and shipment volumes during the fourth quarter of 2006, further reducing sales.

Sales prices have steadily decreased since the beginning of 2006, causing a decline in operating earnings, adjusted EBITDA and net income. Net income and earnings per share were also negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar in 2006.

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

Company or the Company Act (British Columbia). Executive Officers are appointed to serve at the pleasure of the Board of Directors.

Name	Age	Title

Brian E. Ainsworth	64	Chairman, Chief Executive Officer and Director since May 1993.
D. Allen Ainsworth	65	President and Director since May 1993.
Catherine E. Ainsworth	48	Chief Operating Officer, Secretary since November 2001 and Director since May 1993.
Robert Allen	49	Chief Financial Officer since November 2003.
David Ainsworth	86	Director since May 1993 and co-founder of Ainsworth.
Susan Ainsworth	85	Director since May 1993 and co-founder of Ainsworth.
D. Michael Ainsworth	44	Executive Vice-President, since May 2002.
Kevin Ainsworth	41	Senior Vice-President, B. C. Timberlands and Solid Wood Group.
Douglas I. Ainsworth	42	Senior Vice-President, Marketing, Sales and Transportation.
Doug B. Buchanan(1)(2)(3)(4)	54	Director since May 26, 2005. He is Managing Director and CEO of BC Biomedical Laboratories Ltd.
Robert A. Fairweather(1)(3)(4)	63	Director since May 25, 2006. He is President of the International Financial Centre BC.
K. Gordon Green(1)(2)(3)(4)	72	Director since May 1993. Until October 1993 he was a Vice President and Director, RBC Dominion Securities Inc.
Morley Koffman(3)	77	Director since May 1993. He is a lawyer with the law firm Koffman Kalef.
W. Gordon Lancaster(1)(2)(3)(4)	63	Director since May 1993. He is Chief Financial Officer of Ivanhoe Energy Inc.

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the corporate governance committee.

(4)	Member of the nominating committee.

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

Robert A. Fairweather has been a director since May 2006. Mr. Fairweather has been the President of the International Financial Centre British Columbia since November 2002. Previously, Mr. Fairweather served as Senior Vice-President of Corporate Planning Associates. Mr. Fairweather has over 20 years experience in international finance and management.

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

The following table provides a summary of compensation for the fiscal year ended December 31, 2006 paid by us to our Chief Executive Officer and each of our four other most highly compensated executive officers who were serving as executive officers as at December 31, 2006, who we refer to in this annual report as our Named Executive Officers.

Summary Compensation Table

					Long-Term Compensation
					Awards
					Securities	Restricted	Payouts
		Annual Compensation			Under	Shares or	Long-Term
				Other Annual	Options/SARs	Restricted	Incentive
		Salary	Bonus	Compensation	Granted	Share Units	Plan Payouts	All Other
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	Compensation

Brian E. Ainsworth	2006	—	—	—	$564,833(2)	—	—	—
Chairman and Chief Executive Officer
D. Allen Ainsworth	2006	$488,925	—	(1)	—	—	—	—
President
Catherine E. Ainsworth	2006	$453,050	—	(1)	—	—	—	—
Chief Operating Officer and Secretary
D. Michael Ainsworth	2006	$281,875	—	(1)	—	—	—	—
Executive Vice-President
Douglas I Ainsworth	2006	$281,875	—	(1)	—	—	—	—
Senior Vice-President, Marketing

(1)	The aggregate amount of all perquisites or other personal benefits paid to each of the executive officers named in the table in 2006 did not exceed 10% of his or her total base salary or compensation and bonus for the year.

(2)	Represents management fees in the amount of $532,500 plus an automobile allowance of $32,333. See “Employment Agreements”.

Compensation of Directors

During the year ended December 31, 2006, our non-employee, non-related directors were paid a retainer fee of $20,000 per year, $4,000 for membership on each board committee and a meeting attendance fee of $2,000 per directors’ meeting attended. In connection with participation on committees of our board of directors, non-employee directors were paid a meeting attendance fee of $2,000 per committee meeting attended and non-employee directors acting as chair of committees also earned $2,000 per year for each committee chaired. A total of $366,000 was earned by our non-employee directors as a group for this period. Our non-employee directors are reimbursed for transportation and other out-of-pocket expenses incurred for attendance at meetings of the board of directors and committee meetings.

Pension Benefits

Retirement benefits for our executive officers are provided under our pension plan for all salaried employees. The pension plan benefits are based on career average earnings, accrued at 1.5% of yearly maximum pensionable earnings, or YMPE, plus 2% of gross earnings over YMPE. Benefits for all service accrued to December 31, 2006 are based on this same formula, but using average compensation over the previous five-year period and the YMPE over the previous three-year period. Compensation covered by the plan is the gross earnings as disclosed in the Summary Compensation Table. The benefits are computed on a guaranteed five-year life annuity, with no deduction for any other pension benefits or other offset amount.

We did not pay any pension benefits in the financial year ended December 31, 2006 to the Named Executive Officers. The actual credited years of service and estimated annual benefits payable upon retirement at normal retirement age (65 years) for the Named Executive Officers are as follows:

	Credited Years of	Estimated Annual
	Service to	Benefit at	Years of Credited	Estimated Annual
Name	12/31/2006	12/31/2006	Service to Age 65	Benefit at Age 65

Brian E. Ainsworth	47	$99,222	48	$106,852
D. Allen Ainsworth	47	$98,167	47	$98,167
Catherine E. Ainsworth	27	$56,120	43	$96,111
D. Michael Ainsworth	18	$38,000	39	$87,407
Douglas I. Ainsworth	18	$38,000	41	$90,741

C.	Board Practices

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

On April 25, 1999, we entered into a management and consulting agreement with 2468 Holdings Ltd., a company controlled by Brian Ainsworth, our Chairman and Chief Executive Officer. The management and administrative services under the agreement are to be performed by Brian Ainsworth or such other individual as we and 2468 Holdings determine from time to time. In consideration for the services, we must pay 2468 Holdings an annual fee, currently $532,500, plus such annual bonus as may be determined by the compensation committee of our board of directors. The agreement is for an indefinite term, subject to the right of either party to terminate it in accordance with its provisions. 2468 Holdings may terminate the agreement on 30 days’ written notice to us. We may terminate the agreement at any time for cause. We may also terminate the agreement at any time without cause by payment of a cancellation payment equal to two times the annual fee for the year in which the termination occurs plus two times the last bonus payable prior to the termination. In any event, the agreement is to terminate upon the death of Brian Ainsworth, unless 2468 Holdings is able to provide a replacement representative acceptable to us.

Committees of the Board Of Directors

Our board of directors have established an audit committee, a compensation committee, a corporate governance committee and a nominating committee.

Audit Committee

The members of the audit committee are Doug B. Buchanan, Robert A. Fairweather, K. Gordon Green and W. Gordon Lancaster. The audit committee is responsible for reviewing our financial reporting obligations, approving our external audit plan and meeting with our external auditors to review performances. This committee reviews applicable accounting procedures and appropriate internal controls and procedures. The audit committee meets with our external auditors at least once each fiscal quarter, and reviews interim results and the annual financial statements prior to their approval by the board of directors. It also meets with the external auditors independently of management and is ultimately responsible for retaining and remunerating the external auditors. A copy of the Audit Committee Charter is attached as exhibit 15.1.

Compensation Committee

The members of the compensation committee are Doug B. Buchanan, K. Gordon Green and W. Gordon Lancaster. The compensation committee meets and makes recommendations to the board of directors relating to the compensation for senior executives and for directors’ fees.

Corporate Governance Committee

The members of the corporate governance committee are Doug B. Buchanan, Robert A. Fairweather, K. Gordon Green, Morley Koffman and W. Gordon Lancaster. The corporate governance committee is responsible for making representations to the board of directors with respect to developments in the area of corporate governance and the practices of the board of directors. It is the responsibility of the corporate governance committee to review, interview and recommend new potential board members as well as review on an annual basis the credentials of all nominees for re-election to the Board. This committee assesses the effectiveness of the board as a whole, the committees of the Board and the contributions of individual directors. Orientation and education of new board members is conducted by meetings of new board members with the Chief Executive Officer, the Chief Financial Officer and other long-standing board members to assist any new directors in learning about our key assets and about the industry in which we are involved.

Nominating Committee

The members of the nominating committee are Doug B. Buchanan, Robert A. Fairweather, K. Gordon Green and W. Gordon Lancaster. The nominating committee is responsible for selecting, evaluating and recommending to the board qualified candidates for election or appointment to the board. The nominating committee holds its meetings contemporaneously with the corporate governance committee.

D.	Employees

We currently employ approximately 1,500 people, approximately 47% of whom are represented by labor unions. Approximately 540 of our hourly employees at our Lillooet, Savona and 100 Mile facilities in British Columbia are covered under collective bargaining agreements with the United Steelworkers-IWA Council. These agreements have a six year term and expire on June 30, 2009. Approximately 130 of our hourly employees at the Barwick facility in Ontario are covered under a collective bargaining agreement with the Communications, Energy and Paperworker’s Union of Canada. This agreement has a five year term and expires on July 31, 2009. Approximately 130 of our hourly employees at the Grand Rapids OSB facility in Minnesota are covered under a collective bargaining agreement with the United Steelworkers which expires on April 30, 2012.

We also employ approximately 200 salaried employees in British Columbia and Ontario, approximately 200 employees in our non-union Grande Prairie, Alberta operations and approximately 350 employees in our non-union Minnesota facilities. Footner employs approximately 150 people at the jointly-owned non-union High Level OSB facility. We also engage independent contractors who provide logging, trucking and road building services on a year-round basis.

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

Only the common shares carry voting rights, with each common share carrying the right to one vote. As of December 31, 2006, 14,649,140 common shares were issued and outstanding.

The following table sets out information as at March 30, 2007 on ownership of our common shares by our Named Executive Officers, directors and any person known by us to beneficially own 5% or more common shares. No stock options to purchase shares are outstanding.

	Common Shares
	Beneficially Owned
Name and positions	or Controlled		% of Class(1)

BRIAN E. AINSWORTH	2,507,186	(2)	17.11%
Chairman, Chief Executive Officer and Director
D. ALLEN AINSWORTH	2,757,186	(3)	18.82%
President and Director
CATHERINE E. AINSWORTH	61,013	(4)	0.42%
Chief Operating Officer, Secretary and Director
D. MICHAEL AINSWORTH	—		—
Executive Vice President
DOUGLAS I. AINSWORTH	—		—
Senior Vice President, Marketing
DAVID AINSWORTH	3,129,188	(5)	21.36%
Director
SUSAN AINSWORTH	13,636		0.09%
Director
DOUG B. BUCHANAN	500		0.00	%(6)
Director
ROBERT A. FAIRWEATHER	3,000		0.02%
Director
K. GORDON GREEN	8,888		0.06%
Director
MORLEY KOFFMAN	7,888		0.05%
Director
W. GORDON LANCASTER	2,000		0.01%
Director
GRANT FOREST PRODUCTS CORP.(7)	5,001,160		34.14%

(1)	Based on a total of 14,649,140 currently issued and outstanding common shares as of March 30, 2007.

(2)	These shares are controlled through 2468 Holdings Ltd.

(3)	These shares are controlled through 5678 Enterprises Ltd. 98% of the outstanding voting shares of 5678 Enterprises Ltd. are owned by D. Allen Ainsworth and the remainder are owned by D. Michael Ainsworth and Douglas I. Ainsworth.

(4)	Catherine E. Ainsworth also owns 4% of the outstanding voting shares of 1234 Holdings Ltd., which owns 3,108,188 common shares. The common shares owned by 1234 Holdings Ltd. are to be voted by Catherine E. Ainsworth as that company’s representative.

(5)	3,108,188 of these shares are beneficially owned through 1234 Holdings Ltd. and are to be voted by Catherine E. Ainsworth as that company’s representative.

(6)	The actual percentage is 0.003%.

(7)	Based on a report dated March 30, 2007 generated using the Canadian Depository for Securities Ltd.’s System for Electronic Disclosure by Insiders (SEDI).

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

As at December 31, 2006, there were no issued and outstanding Class B common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Only our common shares carry voting rights, with each common share carrying the right to one vote. The shares held by our major shareholders do not have different voting rights. As of March 30, 2007, 2% of our common shares were held of record by four holders with addresses in the United States.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the Company’s issued and outstanding common shares as at March 30, 2007, except as follows:

		Percentage of
Name	Number of Shares	Outstanding Shares

Grant Forest Products Corp.	5,001,160	34.14%
1234 Holdings Ltd.(1)	3,108,188	21.22%
5678 Enterprises Ltd.(2)	2,757,186	18.82%
2468 Holdings Ltd.(3)	2,507,186	17.11%

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

During the year ended December 31, 2006, we paid $120,000 (2005: $120,000; 2004: $120,000) in rental charges for mill equipment to a company owned by two officers of the Company. The transaction was conducted on normal commercial terms and rates. We also exchanged Canadian funds for U.S. funds on behalf of a director. This service was provided at the prevailing exchange rates on the dates of the transactions at no cost to the Company.

There are currently no outstanding loans to any person who serves as an officer or director of the Company, including any outstanding loans to such person’s associates and companies controlled by them.

C.	Interests of experts and counsel

Information not required for annual report.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

See Item 18.

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

The 7.25% Senior Notes and the Senior Floating Rate Notes due 2010 were issued under an Indenture dated September 22, 2004 among the Company, as issuer, the guarantors named therein, as guarantors, and the Bank of New York, as trustee. The 6.75% Senior Notes were issued under Indentures dated as of March 3, 2004 and May 19, 2004 in each case among the Company, as issuer, and the Bank of New York, as trustee. The Senior Floating Rate Notes due 2013 were issued under an Indenture dated as of April 18, 2006 among the Company, as issuer, the guarantors named therein, as guarantors, and the Bank of New York, as trustee.

Common Shares

The Company’s common shares are traded on The Toronto Stock Exchange under the symbol ANS.TO. Using information from published sources, the following information shows the high and low trading values of the Company’s common shares for the periods indicated:

Annual Share Price Information

For the Year Ended	High	Low

December 31, 2006	$27.25	$7.75
December 31, 2005	$36.49	$22.50
December 31, 2004	$36.00	$11.88
December 31, 2003	$12.66	$3.00
December 31, 2002	$6.00	$3.00

Quarterly Share Price Information

For the Quarter Ended	High	Low

March 31, 2007	$10.60	$7.15
December 31, 2006	$13.71	$7.75
September 30, 2006	$22.74	$11.50
June 30, 2006	$26.95	$22.55
March 31, 2006	$27.25	$22.25
December 31, 2005	$30.25	$22.50
September 30, 2005	$31.00	$22.75
June 30, 2005	$33.45	$32.40
March 31, 2005	$36.49	$24.10

Monthly Share Price Information

For the Month Ended	High	Low

March 31, 2007	$9.00	$7.15
February 28, 2007	$10.60	$9.00
January 31, 2007	$10.46	$8.98
December 31, 2006	$9.50	$7.75
November 30, 2006	$10.69	$9.09
October 31, 2006	$13.71	$10.90

B.	Plan of Distribution

Information not required for an annual report.

C.	Markets

The Company’s common shares are traded on The Toronto Stock Exchange under the symbol ANS.TO.

D.	Selling Shareholders

Information not required for an annual report.

E.	Dilution

Information not required for an annual report.

F.	Expenses of the issue

Information not required for an annual report.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Information not required for an annual report.

B.	Memorandum and Articles of Association

Information disclosed in Item 10.B of the annual report on Form 20-F for the fiscal year ended December 31, 2005, as filed by the Company with the SEC on March 31, 2006 is hereby incorporated by reference herein.

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
2.	Fifth Supplemental Indenture, dated as of February 27, 2006, to the Indenture dated March 3, 2004, among the Company and The Bank of New York, as trustee.
On February 27, 2006, we amended the Indenture, dated March 3, 2004, related to our US$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, among the Company, as issuer, and The Bank of New York, as trustee, to conform the limitation on liens covenant in the Indenture with the covenant in the indenture relating to our 7 1/4% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.
3.	Fifth Supplemental Indenture, dated as of February 27, 2006, to the Indenture dated May 19, 2004, among the Company and The Bank of New York, as trustee.
On February 27, 2006, we amended the Indenture, dated March 3, 2004, related to our US$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, among the Company, as issuer, and The Bank of New York, as trustee, to conform the limitation on liens covenant in the Indenture with the covenant in the indenture relating to our 7 1/4% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

Contract No.	Description

4.	Contract for General Contracting Services related to the Grande Prairie expansion, dated July 6, 2005, between the Company and DEMAC Management Ltd.
On July 6, 2005, we entered into a contract with DEMAC Management Ltd. for general contracting services related to the creation of a second production line at our Grande Prairie facility. Pursuant to the agreement, DEMAC is to fulfill certain work requirements commencing on or before August 2, 2005, and terminating on or about February 27, 2007. The estimated contract sum is $90 million.
5.	Indenture dated as of April 18, 2006, among the Company, as issuer, the guarantors named therein, as guarantors, and The Bank of New York, as trustee.
On April 18, 2006 we issued in a private placement US$75,000,000 aggregate principal amount of Senior Floating Rate Notes due 2013 under an Indenture, dated as of April 18, 2006, among the Company, as issuer, the guarantors named therein, as guarantors, and the Bank of New York, as trustee (the ‘‘Indenture”). The Indenture restricts our ability and the ability of certain of our subsidiaries to:
a) incur additional indebtedness;
b) pay dividends or make other distributions;
c) repurchase stock;
d) enter into transactions with affiliates;
e) transfer or sell assets;
f) make certain investments;
g) create liens;
h) issue or sell stock of subsidiaries;
i) create dividend or other payment restrictions affecting Restricted Subsidiaries (as defined in the Indenture); and
j) merge, consolidate, amalgamate or sell all or substantially all of our assets to another person.
5.	Exchange and Registration Rights Agreement dated as of April 18, 2006 among the Company and Deutsche Bank Securities Inc..
Pursuant to an Exchange and Registration Rights Agreement dated April 18, 2006, among the Company and Deutsche Bank Securities Inc. (the ‘‘Registration Rights Agreement”), the Company agreed that holders of the Original Notes would be entitled to exchange the Original Notes for registered notes (the ‘‘Exchange Notes”) with substantially identical terms. The Exchange Notes are governed by the Indenture. The Registration Rights Agreement provided that the Company would: (i) file a registration statement by July 3, 2006 regarding the exchange of the Original Notes for Exchange Notes; (ii) use its reasonable best efforts to have the registration statement declared effective by October 5, 2006; and (iii) complete the exchange offer within 45 days after the registration statement is declared effective.

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

With regard to an investment in common shares of the Company by a WTO Investor, it would be reviewable under the Investment Canada Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company equals or exceeds a specified amount (the “Review Threshold”), which is revised every year. The Review Threshold is $281 million for investments completed in 2007 and is indexed as of the first of January every year.

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

The following summary describes the principal Canadian federal income tax considerations generally applicable to a person who acquires, holds or disposes of 6.75% Senior Notes Due 2014, 6.75% Notes Due 2014, 7.25% Senior Notes Due 2012, Senior Floating Rates Notes Due 2010 or Senior Floating Rate Notes Due 2013 (collectively “Senior Notes”) and who, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) at all relevant times, is not resident or deemed to be resident in Canada, deals at arm’s length with us, and does not use or hold and is not deemed or considered to use or hold the Senior Notes in carrying on business in Canada (a “Holder”). Special rules which are not discussed below may apply to a Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder (the “Regulations”) in force on the date hereof, all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced or released by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and our understanding of the published administrative and assessing policies and practices of the Canada Revenue Agency. No assurances can be given that the Tax Proposals will be enacted as proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any other changes in law or administrative practice, whether by legislative, government or judicial decision or action and does not take into account provincial, territorial or foreign income tax legislation or considerations.

This discussion is of a general nature only, and is not intended to be, nor should it be interpreted as, legal or tax advice to any particular Holder and no representation is made with respect to the Canadian federal income tax consequences to any particular person acquiring, holding or disposing of Senior Notes. Holders should therefore consult their own tax advisors with respect to their particular circumstances.

A Holder will not be subject to withholding tax under the Canadian Tax Act in respect of amounts paid or credited by us, on account or in lieu of payment of, or in satisfaction of, the principal of the Senior Notes, or interest, premium (if any) or special interest (if any) thereon.

No other taxes on income, including taxable capital gains, will be payable by a Holder under the Canadian Tax Act solely as a consequence of the ownership, acquisition or disposition of Senior Notes.

F.	Dividends and Paying Agents

Information not required for an annual report.

G.	Statements by Experts

Information not required for an annual report.

H.	Documents on Display

Any documents referred to in this annual report shall be available for review at the registered office of the Company located at 19th Floor, 885 West Georgia Street, Vancouver, B.C., Canada V6C 3H4. The Company files and furnishes reports and other information with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, the Company is not required to publish financial statements as frequently or as promptly as United States companies. The Company’s reports and other information filed with or furnished to the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of those documents may be obtained from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a prescribed fee. Further information about the SEC’s public reference room may be obtained by calling the SEC at 1-800-SEC-0330 or on the SEC’s website at www.sec.gov. Some of the documents we have filed with or furnished to the SEC may be read and downloaded from the SEC’s website at www.sec.gov. Public documents that we have filed with the Canadian securities regulatory authorities may be read and downloaded at www.sedar.com.

I.	Subsidiary Information

This disclosure item is not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	Quantitative Information About Market Risk

We do not invest in market risk sensitive instruments such as derivative financial instruments or derivative commodity instruments.

B.	Qualitative Information About Market Risk

We are exposed to changes in foreign currency exchange and are subject to price risk due to changes in the market value of OSB, lumber, veneer and plywood. Such changes could adversely affect our future sales and carrying values relating to our finished goods.

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

Given that the value of the Canadian dollar was U.S.$0.8581 at December 31, 2006, we estimate that had the value of the Canadian dollar increased by U.S.$0.01 to U.S.$0.8681, the value of our U.S. dollar denominated long-term debt as at December 31, 2006 would have decreased by approximately $11.9 million. We also estimate that had the value of the Canadian dollar increased by U.S.$0.01, the annual interest payment amounts on our long-term debt as at December 31, 2006 would have decreased by approximately $0.9 million.

We are not currently a party to any forward foreign currency exchange contract, or other contract that could serve to hedge our exposure to fluctuations in the U.S./Canada dollar exchange rate.

Interest Rate Sensitivity

Our Senior Floating Rate Notes are subject in the near term to interest rate fluctuations as interest is reset quarterly and payable at a rate based on LIBOR. A 1% decrease in LIBOR would decrease our annual interest payment amounts by approximately US$2.8 million.

Our 7.25% Senior Notes and 6.75% Senior Notes are not subject in the near term to interest rate fluctuations because the interest rate is fixed for the term of the debt.

Commodity Price Sensitivity

The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our financial performance is dependent on the selling prices of our OSB products, which have fluctuated significantly in the past. The markets for these products are highly cyclical and characterized by (1) periods of excess product supply due to industry capacity additions, increased production and other factors, and (2) periods of insufficient demand due to weak general economic conditions. Demand for our OSB products is primarily driven by the residential and commercial construction and repair and remodeling industries. These industries in turn are affected by real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions, all of which are beyond our control. In addition, an increased use of “just in time” inventory management in the forest products distribution chain has led to increased volatility due to uneven buying patterns and lower field inventories held in consuming markets. The prices of commodity sheathing OSB and plywood have historically been unpredictable. For example, during the past six years, monthly average prices for North Central OSB have ranged from a low of US$131 per msf (7/16 inches) to a high of US$508 per msf (7/16 inches). We are unable to predict market conditions and selling prices for our commodity sheathing OSB products, which may decline from current levels. The current economic downturn in North America has had an adverse affect on demand and prices for our commodity sheathing OSB products. Continued weakness in the market could reduce our revenues and profitability and could affect our ability to satisfy our obligations under our indebtedness.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information not required for an annual report.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Indebtedness

There has been no material default in the payment of principal or interest on our outstanding indebtedness since the date of filing of our last annual report on Form 20-F.

B.	Dividends

No dividends are in arrears and there has been no other material delinquency not cured within 30 days since the date of filing of our last annual report on Form 20-F.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. There have been no material modifications to the instruments defining the rights of holders of any class of registered securities since the date of filing of our last annual report on Form 20-F.

B. This disclosure item is not applicable.

C. This disclosure item is not applicable.

D. This disclosure item is not applicable.

E. This disclosure item is not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information that we are required to disclose in reports filed or submitted by us under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported to Senior Management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures was conducted by management as at December 31, 2006. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective.

For the year ending December 31, 2007, we expect to comply with S. 404 of the Sarbanes-Oxley Act, which requires a report on management’s assessment of the effectiveness of internal controls over financial reporting. This report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting and a statement as to whether our internal control over financial reporting are effective. For the year ending December 31, 2008 we expect management’s assessment of internal controls over financial reporting to be independently audited by the Company’s independent registered chartered accountants.

B. This disclosure item is not applicable.

C. This disclosure item is not applicable.

D. In its evaluation of disclosure controls and procedures in 2006, the Company assessed the design of its internal controls over financial reporting. As part of this assessment the Company identified certain deficiencies and weaknesses in its internal controls over financial reporting which were remediated in 2006. The Company took the following steps to address control weaknesses identified:

•	issued a Whistleblower Policy, which clearly defined the reporting responsibilities and independence of the Whistleblower Officer;

•	reviewed the access rights for users of the Company’s information systems to ensure that users had the appropriate access to each system; and

•	ensured that only authorized signatories could authorize disbursement of funds to third parties.

In 2006, the Company performed significant work to move towards compliance with S.404 of the Sarbanes-Oxley Act. In 2007, further remediation efforts may be required in order to ensure operating effectiveness of its internal controls as at December 31, 2007. The process of designing and implementing an effective system of internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments.

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

We have adopted a Code of Ethics that applies to all of our non-union employees including executives, senior officers and members of the board of directors. We have attached a copy of the Code of Ethics as exhibit 11.1.

C.	Principal Accountant Fees and Services

Fees Relating to the Fiscal Year Ended December 31	2006		2005

Audit Fees	$1,090,000	93%	$700,000	77%
Audit-Related Fees	—	—	—	—
Tax Fees(1)	82,000	7	206,505	23
Other Fees	—	—	—	—

Total	$1,172,000	100%	$906,505	100%

(1)	Tax fees relate to compliance services with respect to transfer pricing and tax assistance with respect to filing positions.

The Audit Committee has adopted policies and procedures for the pre-approval of audit, tax and other non-audit services provided by the independent registered chartered accountants. These policies and procedures are summarized below.

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

In 2006, the Audit Committee of the Company approved all audit, tax and other non-audit services performed by our independent registered chartered accountants.

D.	Exemptions From Listing Standards for Audit Committees

This disclosure item is not applicable.

E.	Purchases of Equity Securities by the Issuer and its Affiliates

On October 24, 2005, the Company commenced a normal course issuer bid whereby it had the ability to purchase up to 732,457 common shares, representing 5% of the Company’s 14,649,140 then current issued and outstanding common shares. The issuer bid expired on October 23, 2006. No shares were repurchased under the issuer bid.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements for the financial year ended December 31, 2006 and the related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our financial statements have been prepared on the basis of accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States, except set forth in “Selected Financial Data” and Note 26 to the Consolidated Financial Statements.

Report of Independent Registered Chartered Accountants and Consolidated Financial Statements of

AINSWORTH LUMBER CO. LTD.

December 31, 2006 and 2005

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of
Ainsworth Lumber Co. Ltd.

We have audited the consolidated balance sheets of Ainsworth Lumber Co. Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Ainsworth Lumber Co. Ltd. as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

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

/s/  Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 27, 2007

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 26 to the financial statements. Our report to the Shareholders and Board of Directors, dated February 27, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/  Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 27, 2007

AINSWORTH LUMBER CO. LTD.

Consolidated Balance Sheets

	December 31	December 31
(In thousands of Canadian dollars)	2006	2005

ASSETS
Current Assets
Cash and cash equivalents (Note 4)	$74,312	$209,201
Short-term investments	35,864	—
Accounts receivable, net of allowance for doubtful accounts of $Nil (2005:$Nil)	38,848	61,579
Inventories (Note 5)	95,515	108,530
Income taxes receivable	—	28,409
Prepaid expenses	13,869	14,762
Restricted cash (Note 10)	62,184	39,016
Timber licence deposits (Note 15)	—	5,998
Current portion of future income tax assets (Note 17)	1,697	—

	322,289	467,495
Capital Assets, Net (Note 6)	968,539	875,896
Intangible Assets (Note 8)	14,243	14,209
Other Assets (Note 9)	53,810	55,463
Future Income Tax Assets (Note 17)	42,348	—
Goodwill (Note 2)	102,970	102,970

	$1,504,199	$1,516,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$58,763	$82,327
Income taxes payable	2,552	—
Current portion of future income tax liabilities (Note 17)	10,708	31,362
Current portion of long-term debt (Note 12)	10,523	—

	82,546	113,689
Accrued Pension Benefit Liability (Note 20)	6,034	3,031
Reforestation Obligation (Note 11)	4,621	4,348
Long-term Debt (Note 12)	1,027,595	859,540
Future Income Tax Liabilities (Note 17)	89,293	120,256

	1,210,089	1,100,864

Commitments and Guarantees (Note 19)
Contingencies (Note 21)
SHAREHOLDERS’ EQUITY
Capital stock (Note 13)	55,827	55,827
Cumulative translation adjustment (Note 1(b))	(56,722)	(58,343)
Retained earnings	295,005	417,685

	294,110	415,169

	$1,504,199	$1,516,033

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

/s/ Catherine Ainsworth	/s/ Allen Ainsworth
Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.

Consolidated Statements of Operations and Retained Earnings
Years ended December 31

(In thousands of Canadian dollars, except per share data)	2006	2005	2004

Sales	$827,118	$1,248,231	$909,922

Costs and Expenses
Costs of products sold (exclusive of amortization)	749,980	855,949	498,246
Selling and administration	41,124	30,777	31,014
Amortization of capital assets (Note 6)	88,004	103,907	53,852
Loss on disposal of capital assets	2,549	—	—
Write-down of capital assets (Note 14)	55,290	—	793
Production line closure (Note 14)	5,915	—	—
Write-down of timber deposits (Note 15)	4,502	—	—

	947,364	990,633	583,905

Operating (Loss) Earnings	(120,246)	257,598	326,017
Finance Expense (Note 16)
Interest	68,913	64,914	40,723
Amortization of financing costs and fees	5,399	4,888	3,234
Loss on repurchase of long-term debt	—	1,485	106,198

	74,312	71,287	150,155
Other Income (Expense)	8,886	2,197	(3,351)
Foreign Exchange (Loss) Gain on Long-term Debt	(7,936)	28,313	73,815

(Loss) Income Before Income Taxes	(193,608)	216,821	246,326
Income Tax (Recovery) Expense (Note 17)	(85,577)	63,667	71,244

Net (Loss) Income	(108,031)	153,154	175,082
Retained Earnings, Beginning of Year	417,685	278,742	118,563
Refundable Dividend Tax Recovery	—	438	—
Dividends Paid (Note 18)	(14,649)	(14,649)	(14,660)
Excess of Amount Paid on Purchase of Capital Stock over Stated Capital	—	—	(243)

Retained Earnings, End of Year	$295,005	$417,685	$278,742

Basic and diluted (loss) earnings per common share	$(7.37)	$10.45	$11.98

Weighted average number of common shares outstanding	14,649,140	14,649,140	14,612,506

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.

Consolidated Statements of Cash Flows
Years ended December 31

(In thousands of Canadian dollars)	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(108,031)	$153,154	$175,082
Items not affecting cash Amortization of capital assets (Note 6)	88,004	103,907	53,852
Amortization of financing costs and fees (Note 16)	5,399	4,888	3,234
Foreign exchange loss (gain) on long-term debt	7,936	(28,313)	(73,815)
Loss on repurchase of long-term debt	—	1,485	106,198
Write-down of capital assets (Note 14)	55,290	—	793
Loss on disposal of capital assets	2,549	245	25
Write-down of timber deposits (Note 15)	4,502	—	—
Change in non-current reforestation obligation	273	(122)	(332)
Future income taxes	(93,512)	71,600	(14,353)
Non-cash stock-based compensation	—	—	2,640
Adjustment to net accrued pension benefit asset	3,734	(7,278)	215
Utilization of investment tax credits	—	—	30,060
Realized currency translation adjustments (Note 1(b))	4,400	—	—
Change in non-cash operating working capital (Note 24)	37,420	(137,718)	80,829

Cash provided by operating activities	7,964	161,848	364,428

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt (Note 12)	171,588	—	996,387
Repayment of long-term debt	(2,321)	—	—
Repayment of capital lease obligations	(174)	(274)	(275)
Repurchase of long-term debt	—	(31,067)	(451,305)
Dividends paid (Note 18)	(14,649)	(14,649)	(14,660)
Refundable dividend tax recovery	—	438	—
Financing costs and fees	(6,011)	—	(26,214)
Repurchase of capital stock	—	—	(284)

Cash provided by (used in) financing activities	148,433	(45,552)	503,649

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(35,864)	—	—
Restricted cash	(23,168)	(32,455)	(6,561)
Additions to capital assets	(228,255)	(57,275)	(17,987)
Increase in other assets	(4,255)	(9,883)	(1,555)
Proceeds on disposal of capital assets	154	27	40
Acquisition of intangible assets (Note 8)	—	(7,546)	—
Timber licence deposits (Note 15)	—	(5,998)	—
Investment in Minnesota OSB Facilities (Note 3)	—	—	(584,847)
Investment in Voyageur Panel Limited, net of cash acquired (Note 2)	—	—	(245,158)

Cash used in investing activities	(291,388)	(113,130)	(856,068)

Effect of foreign exchange rate changes on cash and cash equivalents	102	(28)	—

NET CASH (OUTFLOW) INFLOW	(134,889)	3,138	12,009
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	209,201	206,063	194,054

CASH AND CASH EQUIVALENTS, END OF YEAR	$74,312	$209,201	$206,063

SUPPLEMENTAL INFORMATION
Taxes paid	$4,142	$61,484	$16,443

Interest paid	$70,482	$64,986	$138,351

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.

Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)

1.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been reported in Canadian dollars in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”) as explained in Note 26.

The significant accounting policies are:

(a)	Basis of consolidation

These consolidated financial statements include the accounts of Ainsworth Lumber Co. Ltd. (the “Company”) and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Ainsworth Engineered New York, Inc. (formerly Chatham Forest Products, Inc.), and Ainsworth Engineered Canada Limited Partnership.

The Company accounts for its 50% interest in the High Level Project (Note 7) on a proportionate consolidation basis.

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

The operations of Ainsworth Engineered (USA), LLC are considered to be a self-sustaining foreign operation and the financial statements are translated using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at average exchange rates prevailing during the year. Unrealized translation gains and losses are deferred and included within the cumulative translation adjustment as a separate component of shareholders’ equity. For the year ended December 31, 2006, the Company recorded an unrealized translation loss of $2.8 million (2005: $24.1 million) resulting from the strengthening of the U.S. dollar relative to the Canadian dollar. The Company also realized $4.4 million (2005: $Nil) of the cumulative translation adjustment losses due to a reduction in the net investment in the self-sustaining foreign subsidiary.

(c)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and other disclosures in these consolidated financial statements. Actual results may differ from these estimates.

The significant areas requiring management estimates include valuation of inventory, loss contingencies, valuation of long-lived assets, amortization, goodwill, reforestation obligations, employee benefit plans and future income tax assets and liabilities.

(d)	Cash and cash equivalents

Cash and cash equivalents generally consist of cash balances with banks and investments in high grade commercial paper and bank notes with original maturities of less than three months at the time of purchase.

(e)	Short-term investments

Short-term investments consist of investments in high grade commercial paper with market values closely approximating book values and original maturities between three and twelve months at the time of purchase.

(f)	Inventories

Logs and panel products are valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of average cost and replacement cost.

(g)	Capital assets

Property, plant and equipment are stated at cost, including interest incurred for major projects during the period of construction, and start-up costs. The cost of renewals and betterments that extend the useful life of the property, plant and equipment are also capitalized. The costs of repairs and replacements are charged to expense as incurred. Oriented strand board (“OSB”) facilities are amortized on the units-of-production method based on the estimated useful life of the assets at normal production levels over 15 years. Other panel product mills and other assets are amortized on the declining balance basis at annual rates based on the estimated useful lives of the assets as follows:

Asset	Rate

Buildings	5%
Machinery and equipment	12%-20%
Office equipment	15%

Assets under capital leases are amortized on a straight line basis over the term of the lease. Timber rights and logging roads are stated at cost and are amortized on the basis of the volume of timber cut. The Company reviews the useful lives and the carrying values of its capital assets at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired, by reference to estimated future operating results and undiscounted net cash flows. If the undiscounted future cash flows expected to result from the use and eventual disposition of an asset are less than their carrying amount, the assets are considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the assets exceeds their fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

(h)	Intangible assets

Intangible assets, as described in Note 8, are recorded at cost. The assets have an indefinite life and are not subject to amortization. The assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, by comparing the fair value of the intangible assets with their carrying amount. When the carrying amount of the intangible assets exceeds their fair value, an impairment loss will be recognized in an amount equal to the excess.

(i)	Goodwill

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

(j)	Financing and debt discount costs

Costs relating to long-term debt are deferred and amortized on the straight-line basis over the term of the related debt. This approximates the effective interest rate method.

(k)	Reforestation obligation

Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut.

(l)	Revenue recognition

Revenue is recognized when the risks and rewards of ownership pass to the purchaser. The following criteria are used to determine that title has passed: (1) the goods are shipped; (2) the price to the buyer is fixed or determinable; and (3) the collection is reasonably assured.

(m)	Income taxes

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

(n)	Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of voting common shares outstanding during the year. Diluted earnings per share is based on the weighted average number of voting common shares and exchangeable shares and stock options outstanding at the beginning of or granted during the year, calculated using the treasury stock method.

(o)	Employee Benefit Plans

The Company has two defined benefit plans providing pension benefits to its British Columbia salaried employees and employees of the Minnesota OSB facilities. The Company accrues the costs and related obligations for the defined benefit plans using the projected benefit actuarial method prorated based on service and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. The difference between costs of employee benefits charged against earnings and the Company’s contributions to the plans, which are made in accordance with actuarial recommendations and pension commission regulations, is included in accrued pension benefit asset on the balance sheet. In determining pension expense, the unrecognized pension surplus or liability, adjustments arising from changes in actuarial assumptions, and the excess of net actuarial gains or losses over 10% of the greater of the benefit obligation and the market value of the plan assets is amortized on a straight-line basis over the expected average remaining service life of the employee group. The plan assets are valued at market values.

(p)	Canadian GAAP developments

(i) Comprehensive Income.  Commencing with the Company’s 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP.

(ii) Accounting Changes.  Commencing with the Company’s 2007 fiscal year, the new recommendations of the CICA for accounting changes (CICA Handbook Section 1506) will apply to the Company. This section is applicable to changes in accounting policy, changes in accounting estimates and corrections of prior period errors. The Company will apply this section as of January 1, 2007 as circumstances arise.

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

Pro forma financial summary (unaudited)

The following pro forma financial summary is presented as if the acquisition of Voyageur and the Minnesota OSB facilities (Note 3) was completed as of January 1, 2004. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated on those dates, or of the future operations of the combined entities.

Year Ended
December 31,
2004

Total revenues	$1,416,153
Net income	297,321
Basic and diluted earnings per common share	20.35

3.	ACQUISITION OF THE MINNESOTA OSB FACILITIES

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

Current assets	$48,127
Capital assets	536,720

Total identifiable assets acquired	584,847
Total liabilities acquired	—

Total purchase price	$584,847

4.	CASH AND CASH EQUIVALENTS

	2006	2005

Cash	$64,226	$130,209
Commercial paper	10,086	78,992

	$74,312	$209,201

5.	INVENTORIES

	2006	2005

Logs	$36,120	$52,001
Panel products	23,493	20,652
Materials and supplies	35,902	35,877

	$95,515	$108,530

6.	CAPITAL ASSETS

	2006
		Accumulated	Net Book
	Cost	Amortization	Value

Property, plant and equipment
Panel product mills	$1,163,165	$476,092	$687,073
Land	10,146	—	10,146
Asset under capital lease (Note 12)	11,499	153	11,346
Other	26,652	20,490	6,162
Construction in progress	232,926	—	232,926

	1,444,388	496,735	947,653

Timber and logging roads
Timber rights and development costs	27,155	10,671	16,484
Logging roads	15,623	11,221	4,402

	42,778	21,892	20,886

	$1,487,166	$518,627	$968,539

	2005
		Accumulated	Net Book
	Cost	Amortization	Value

Property, plant and equipment
Panel product mills	$1,209,193	$414,059	$795,134
Land	10,130	—	10,130
Other	23,336	18,751	4,585
Construction in progress	44,285	—	44,285

	1,286,944	432,810	854,134

Timber and logging roads
Timber rights and development costs	27,643	9,626	18,017
Logging roads	14,090	10,345	3,745

	41,733	19,971	21,762

	$1,328,677	$452,781	$875,896

	2006	2005	2004

Amortization expense for the year
Property, plant and equipment	$85,554	$100,364	$51,853
Asset under capital lease	153	—	—
Timber and logging roads	2,297	3,543	1,729

	$88,004	$103,907	$53,582

In 2006 the write-down of capital assets was $55.3 million (2005: $Nil; 2004: $0.8 million)(Note 14).

In 2005 the Company was successful in securing sufficient additional long-term timber tenure and began the expansion of the Grande Prairie facility (Note 19). In 2006 the Company capitalized interest of $1.5 million (2005: $Nil) directly attributable to the expansion.

7.	THE HIGH LEVEL PROJECT

The Company jointly operates an oriented strand board (“OSB”) facility in High Level, Alberta. The Company’s proportionate (50%) share of major assets, including plant and equipment, is held by a bare trustee corporation, on behalf of the Company, together with the 50% interest of a co-venturer in such assets. The agreement includes certain buy-sell provisions, which provide that if one co-venturer offers to buy the other party’s interest, the party in receipt of such offer must either accept the offer or purchase the interest owned by the offering co-venturer at the same price and on the same conditions.

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

The following is a summary of the Company’s proportionate interest in the financial position of the High Level Project, which is included in these consolidated financial statements:

	2006	2005

Assets
Accounts receivable	$3,766	$3,600
Inventories	10,062	11,117
Prepaid expenses	605	341
Capital assets	110,795	118,529

Liabilities
Excess of cheques issued over cash in bank	1,657	3,655
Accounts payable and accrued liabilities	3,956	1,228

By agreement between the Company and its co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, the Company may pay such amounts and recover them from the co-venturer’s share of production. The co-venturer’s share of accounts payable and accrued liabilities amounted to $4.0 million as at December 31, 2006 (2005: $1.2 million).

8.	INTANGIBLE ASSETS

On September 2, 2005, the Company completed the acquisition of 100% of the voting shares of Chatham Forest Products, Inc. (“Chatham”) for a purchase price of $9.1 million (U.S.$7.8 million). Of the total amount U.S.$6.1 million was paid in cash at closing. A payment of U.S.$0.9 million will be made on March 2, 2007 and the remainder of U.S.$0.8 million will be paid at the earliest of “first board” commercial production and September 2, 2008.

The acquisition of Chatham, which has had no operations, has been accounted for using the purchase method. The total acquisition costs have been allocated to specific identifiable intangible assets, consisting of an air emissions permit, an option to acquire property, access to tax incentives, and future income tax liabilities. These intangible assets have an indefinite life.

	2006	2005

Intangible assets	$14,243	$14,209
Future income taxes	5,184	5,150

Purchase price	$9,059	$9,059

9.	OTHER ASSETS

	2006	2005

Advances and deposits	$16,661	$19,572
Accrued pension benefit asset (Note 20)	13,398	14,250
Financing costs	23,751	21,641

	$53,810	$55,463

10.	CREDIT FACILITIES AND RESTRICTED CASH

The Company has a five-year $100.0 million revolving credit facility, bearing interest at the bank’s prime rate, subject to availability under the terms of the facility. Security is provided by interest in the Company’s accounts receivable and inventory. At December 31, 2006, the prime rate was 6.0% and this facility was unutilized (2005: prime rate was 5.0% and this facility was unutilized).

As at December 31, 2006, the Company had outstanding letters of credit of $29.7 million (2005: $39.0 million) to support the Company’s ongoing business operations. Under the terms of the commercial letters of credit facility,

$29.7 million (2005: $39.0 million) in cash is held in a separate account as collateral for the letters of credit outstanding, which has been classified as restricted cash. The total credit available to the Company under this agreement is $50.0 million.

At December 31, 2006 an additional $32.5 million (2005: $Nil) in restricted cash relates to unutilized loan proceeds from a loan with Merrill Lynch Capital Canada Inc. (Note 12).

The Company had an unutilized U.S.$2.5 million foreign exchange and future contract credit facility at December 31, 2006, secured by cash collateral.

11.	REFORESTATION OBLIGATION

	2006	2005

Balance, beginning of year	$5,506	$5,628
Expense	1,993	1,639

	7,499	7,267
Paid during the year	(1,473)	(1,761)

Balance, end of year	$6,026	$5,506

Current portion, included in accounts payable and accrued liabilities	$1,405	$1,158

Long-term	$4,621	$4,348

12.	LONG-TERM DEBT

The Company’s long-term debt is guaranteed by its 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp., Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership (Note 27). The details of the outstanding long-term debt at December 31, 2006 and 2005 are as follows:

	2006	2005

U.S.$275,000 (2005: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$320,485	$319,825
U.S.$210,000 (2005: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	244,734	244,230
U.S.$153,540 (2005: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	178,936	178,567
U.S.$110,000 (2005: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	128,194	127,930
U.S.$75,000 (2005: U.S.$Nil) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4.00% per annum	87,405	—
U.S.$51,750 (2005: U.S.$Nil) equipment financing loan due October 1, 2011 with principal and interest payable monthly at LIBOR plus 2.90% per annum	60,309	—
€10,215 (2005: €Nil) equipment financing loan due December 20, 2016 with interest payable semi-annually at EURIBOR plus 0.65% per annum	15,700	—
U.S.$10,208 (2005: U.S.$Nil) capital lease obligation maturing May 29, 2025 with interest at 6.81% per annum (Note 19)	11,816	—
U.S.$1,351 (2005: U.S.$1,351) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	1,574	1,571

	1,049,153	872,123
Unamortized deferred debt discount	(11,035)	(12,583)

	1,038,118	859,540
Current portion	(10,523)	—

	$1,027,595	$859,540

On February 17, 2006 the Company received the required consents from the holders of its U.S.$210,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, and of its U.S.$110,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the Notes. The amendments conform the limitation on liens covenant in the Indentures relating to the Notes with the limitation in the indenture relating to the Company’s 7 1/4% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

On April 11, 2006 the Company entered into a purchase agreement with Deutsche Bank Securities Inc. in connection with the private placement of $85.5 million (U.S.$75.0 million) aggregate principal amount of new Senior Unsecured Notes. The notes mature on April 1, 2013 and bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4%. Interest on the notes is payable quarterly beginning on June 30, 2006. The net proceeds of the offering will partially finance the construction of a second production line at the Grande Prairie, Alberta facility. The closing of the offering of the notes occurred on April 18, 2006.

On September 7, 2006 the Company entered into a loan agreement with Deutsche Bank Luxembourg S.A. to finance pressing and forming equipment which will be purchased as part of the Grande Prairie, Alberta expansion. The total unsecured loan available is $29.9 million (€19.5 million). As of December 31, 2006, $15.7 million (€10.2 million) was disbursed under this loan agreement, with the remainder to be disbursed as progress reports are submitted to the lender. Interest is payable semi-annually starting March 29, 2007 at an interest rate of EURIBOR plus 0.65%. The loan will be repayable in 17 equal semi-annual installments starting at the earlier of six months after the pressing and forming equipment is ready for operation and June 20, 2008. Under the terms of the loan agreement, the Company has the option to convert the loan to Canadian dollars after the pressing and forming equipment is deemed ready for operation. The Company may also request a fixed rate of interest after principal repayment begins.

On September 19, 2006 the Company sold an aircraft to GE Canada Leasing Services Company at fair market value and subsequently entered into a capital lease agreement for the aircraft. The lease matures on May 29, 2025 with an interest rate of 6.81%.

On September 29, 2006 the Company entered into a $60.1 million (U.S.$53.8 million) credit agreement with Merrill Lynch Capital Canada Inc. to finance equipment purchases for the Grande Prairie, Alberta expansion. The loan bears interest at LIBOR plus 2.90%, payable monthly. Monthly principal repayments begin on November 1, 2006, with the final monthly payment and a balloon payment due October 1, 2011. The loan is secured by capital assets purchased under the loan proceeds. Loan proceeds are classified as restricted cash until they are applied against capital asset purchases. As at December 31, 2006 restricted cash relating to this agreement was $32.5 million (Note 10).

Anticipated requirements to meet long-term debt repayments, including capital lease obligations, during each of the five years ending December 31 are as follows:

2007	$10,523
2008	11,602
2009	11,627
2010	190,590
2011	25,781

13.	CAPITAL STOCK

(a) The Company’s authorized share capital is as follows:

(i) 100,000,000 Common Shares without par value;

(ii) 1,500,000 Class B non-voting common shares without par value, of which 350,000 shares are designated Series 1, 180,000 are designated Series 2 and 187,500 are designated Series 3. 717,500 Class B common shares have been designated for an employee participation share plan. The designated Class B common shares are convertible into the number of common shares equivalent to the ratio of a) the greater of future appreciation in market value of the common shares from the date the Board of Directors of the Company resolve to issue the Class B common shares and the issue price of the Class B common shares, divided by b) the market value of the common shares when the conversion and completion of vesting occurs on the fifth anniversary of issuance of the Class B common shares. Vesting occurs equally upon the third, fourth and fifth anniversaries; and

(iii) 100,000,000 preferred shares without par value, of which 300,000 have been designated Series 1, 4,000,000 have been designated Series 2 and 5,000,000 have been designated Series 3. The Series 1 preferred shares are non-voting, redeemable at the issue price of $10 and are entitled to a 6% non-cumulative dividend. The Series 2 preferred shares are non-voting with a cumulative dividend rate equal to 72% of bank prime rate and are redeemable by the Company at any time or retractable by the holder any time after five years from the date of issue. The Series 3 preferred shares are non-voting, redeemable, retractable, and are entitled to a non-cumulative dividend as may be declared from time to time. As at December 31, 2006, the Company had 100,000 Series 3 preferred shares outstanding which were held by a subsidiary and are eliminated on consolidation in these consolidated financial statements.

(b) The Company’s issued share capital is as follows:

	Common Shares
	Shares	Amount

Balance at December 31, 2005	14,649,140	$55,827

Balance at December 31, 2006	14,649,140	$55,827

On October 24, 2005, the Company commenced a normal course issuer bid to purchase up to 732,457 common shares, representing 5% of the Company’s 14,649,140 currently issued and outstanding common shares. The issuer bid expired on October 23, 2006 with no shares repurchased under this bid in 2005 or 2006.

14.	PRODUCTION LINE CLOSURE

On August 30, 2006, the Company permanently closed one of the production lines at its Bemidji, Minnesota OSB facility. The capital assets associated with this production line, including panel product equipment and construction in progress, were decommissioned as of the time of the closure announcement. A write-down of $55.3 million was recorded, representing the net book value of the capital assets attributable to the closed production line net of estimated salvage value.

The closure resulted in the elimination of approximately 110 positions. The Company provided the affected employees with 60-days pay in lieu of notice, severance pay, employment transition counseling and associated benefits. The total estimated expenses, all of which were recorded in the year ended December 31, 2006, associated with the production line closure are as follows:

Severance pay	$2,530
Pension	1,469
Pay in lieu of notice	1,203
Write off of capital spare parts	698
Other	15

$5,915

Liabilities associated with the production line closure in 2006 are as follows:

	Amount	Cash	December 31,
	Expensed	Paid	2006

Severance	$2,530	$(2,100)	$430
Pension	1,469	—	1,469
Pay in lieu	1,203	(1,203)	—
Other	15	(15)	—

	$5,217	$(3,318)	$1,899

Severance is expected to be paid by the end of the first quarter of 2007 while the pension accrual will be paid pursuant to the terms of the Minnesota defined benefit pension plan.

15.	TIMBER LICENCE DEPOSITS

The Company signed a timber licence with the Government of British Columbia to harvest timber damaged by pine beetles in the Quesnel, British Columbia region. Refundable deposits of $2.4 million made as part of the timber licence bid process were reclassified to other assets and a further $1.2 million paid for the timber licence was reclassified to capital assets.

The Company declined a timber licence offered by the Government of British Columbia to harvest timber damaged by pine beetles in the Prince George, British Columbia region. In doing so, the Company forfeited $2.4 million in deposits made as part of the timber licence bid process which was expensed in operations.

The Company also canceled a timber harvest agreement in northern Alberta, forfeiting $2.1 million in contract deposits which was expensed to operations.

16.	FINANCE EXPENSE

	2006	2005	2004

Current debt	$—	$—	$746
Loss on repurchase of long-term debt	—	1,485	106,198
Long-term debt	74,312	69,802	43,211

	$74,312	$71,287	$150,155

Finance expense and fees on long-term debt include the amortization of prepaid financing costs, amortization of debt discounts, and amortization of consent and commitment fees as follows:

	2006	2005	2004

Amortization of financing costs	$3,531	$3,329	$1,869
Amortization of debt discounts	1,549	1,549	1,108
Amortization of consent and commitment fees	319	10	257

	$5,399	$4,888	$3,234

17.	INCOME TAXES

Reconciliation of the Company’s effective income tax rate to the Canadian statutory tax rate is as follows:

	2006	%	2005	%	2004	%

Income tax (recovery) expense at statutory rate	$(65,053)	33.6	$75,605	34.9	$86,953	35.3
Large corporation tax	722	(0.4)	1,572	0.7	—	—
Non-taxable foreign exchange loss (gain) on long-term debt	1,730	(0.9)	(4,936)	(2.3)	(12,996)	(5.3)
Reduction in statutory income tax rates	(9,615)	5.0	(2,652)	(1.2)	(700)	(0.3)
Rate differentials between jurisdictions	(3,130)	1.6	1,361	0.6	(3,033)	(1.3)
Subsidiary income not taxable	(10,394)	5.4	(13,213)	(6.1)	—	—
Other non deductible items	163	(0.1)	5,930	2.7	1,020	0.4

Tax (recovery) expense	$(85,577)	44.2	$63,667	29.3	$71,244	28.8

Comprised of:
Current taxes	$6,394		$(10,788)		$85,597
Future income taxes	(91,971)		74,455		(14,353)

	$(85,577)		$63,667		$71,244

Temporary timing differences and tax loss carryforwards which give rise to the net future income tax liability are as follows:

	2006	2005

Future income tax assets (liabilities)
Eligible capital expenditures	$2,603	$2,995
Accruals not currently deductible	3,430	2,060
Loss on repurchase of long-term debt	4,540	13,193
Investment tax credits	2,879	1,671
Tax loss carryforwards	55,816	56,938
Depreciable capital assets	(83,529)	(110,051)
Deferred pension costs	(3,663)	(4,837)
Foreign exchange gain on long-term debt	(14,665)	(18,237)
Financing costs	(1,924)	(1,706)
Research and development costs	(5,168)	(5,171)
Income currently not subject to tax	(16,275)	(88,473)

Future income tax liability, net	$(55,956)	$(151,618)

Distributed as follows::
Current portion of future income tax assets	$1,697	$—
Current portion of future income tax liabilities	(10,708)	(31,362)
Long-term portion of future income tax assets	42,348	—
Long-term portion of future income tax liabilities	(89,293)	(120,256)

	$(55,956)	$(151,618)

The Company has recognized capital tax loss carryforwards of $2.4 million (2005: $Nil), and non-capital tax loss carryforwards, of approximately $150.6 million (2005: $165.3 million), which expire as follows:

	Canada	United States

2012	$2,763	—
2025	—	31,052
2026	—	116,823

	$2,763	$147,875

18.	DIVIDENDS PAID

During 2006, the Company declared and paid a cash dividend of $1.00 (2005: $1.00; 2004: $Nil) per common share to holders of record of common shares.

19.	COMMITMENTS AND GUARANTEES

The Company is committed to operating lease payments in respect of premises and equipment and capital lease payments in respect of an aircraft as follows:

	Operating	Capital
	Leases	Lease

2007	$2,764	$1,128
2008	1,964	1,128
2009	898	1,128
2010	191	1,127
2011	24	1,127

Total minimum lease payments	$5,841	$5,638

Imputed interest (6.81%)		(3,721)

Capital lease obligation		$1,917

Rent expense was $5,271 in 2006 (2005:  $4,889; 2004: $4,823).

As part of the Grande Prairie expansion project (Note 6), the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately $27.9 million (2005: $150.0 million). The terms of the contracts are varied and extend to 2007.

The Company has long-term purchase contracts with annual minimum volume commitments. All contracts are at market prices and on normal business terms.

The Company is a party to contracts in which it agrees to indemnify third parties for product liabilities that arise out of or relate to sales contracts. The Company cannot estimate the potential amount of future payments under these agreements until events arise that would trigger the liability.

20.	PENSION PLANS

The Company maintains two defined benefit pension plans for certain salaried and certain hourly employees in British Columbia and Minnesota.

The Company measures its accrued benefit obligations and the fair value of plan assets of its defined benefit pension plans for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the British Columbia pension plan for funding purposes was as of December 31, 2003, and the next required valuation will be as of December 31, 2006. The most recent actuarial valuation of the Minnesota pension plan was as of January 1, 2006.

The Company also participates in a multi-employer defined contribution pension plan for hourly employees who are subject to a collective bargaining agreement and sponsors a Group Registered Retirement Savings Plan (RRSP) at two of its operations. The Company contributed $1,474 to the multi-employer pension plan (2005: $2,560; 2004: $2,325) and made Group RRSP contributions of $1,144 for 2006 (2005: $1,068; 2004: $1,414).

Information about the Company’s defined benefit pension plans is as follows:

	2006	2005	2004

PLAN ASSETS
Fair value at beginning of year	$42,587	$30,175	$26,900
Return on plan assets	2,955	2,353	1,926
Employer contributions	5,006	12,987	3,357
Benefits paid	(2,358)	(4,330)	(2,130)
Experience gain	1,994	1,402	122

Fair value at end of year	50,184	42,587	30,175

	2006	2005	2004

ACCRUED BENEFIT OBLIGATION
Balance at beginning of year	66,173	50,102	33,659
Current service cost	5,315	4,015	2,221
Interest cost	3,379	2,948	2,549
Benefits paid	(2,358)	(4,330)	(2,130)
Plan improvement cost	—	—	2,057
Minnesota OSB facilities plan acquisition	353	3,861	7,329
Plan curtailment	(1,747)	—	—
Adjustment to discount rate and foreign exchange	36	7,261	2,967
Actuarial (gain) loss	(336)	2,316	1,450

Balance at end of year	70,815	66,173	50,102

NET DEFICIT, END OF YEAR	$(20,631)	$(23,586)	$(19,927)

ACCRUED PENSION BENEFIT ASSET IS COMPRISED OF:
Funded status — plan deficit	$(20,631)	$(23,586)	$(19,927)
Unamortized net actuarial loss	18,907	23,939	16,186
Unamortized transitional obligation	(1,552)	(1,725)	(1,897)
Unamortized past service cost	10,640	12,591	9,579

Net accrued pension benefit asset	$7,364	$11,219	$3,941

Comprised of:
Accrued pension benefit asset (Note 9)	$13,398	$14,250	$4,862
Accrued pension benefit liability	(6,034)	(3,031)	(921)

	$7,364	$11,219	$3,941

PENSION EXPENSE IS COMPRISED OF:
Accrual for current services	$5,315	$4,015	$2,221
Interest on accrued benefits	3,379	2,948	2,549
Interest on pension fund assets	(3,038)	(2,362)	(1,926)
Amortization amounts:
Unfunded surplus	(173)	(173)	(173)
Past service costs	856	617	318
Gain on settlement	1,044	695	584

	$7,383	$5,740	$3,573

	2006	2005	2004

PLAN ASSETS
Cash	$59	$1,177	$64
Canadian short term investments	1,519	2,015	—
Canadian bonds and debentures	15,338	14,712	15,352
Canadian common shares	15,032	13,080	8,728
Canadian pooled equity funds	911	827	—
Global bonds and debentures	224	224	—
Global pooled equity funds	7,259	4,680	3,349
US common shares	6,139	4,964	2,682
US pooled equity funds	3,703	908	—

	$50,184	$42,587	$30,175

The significant weighted-average actuarial assumptions adopted in measuring the Company’s accrued benefit obligations and benefit costs as at December 31 included the following:

	2006	2005	2004

Discount rate on accrued benefit obligation	5.0%	5.0%	6.0%
Discount rate on benefit costs	5.0%	6.0%	6.5%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.0%
Rate of compensation increase	4.0%	4.0%	4.0%

Total cash payments for employee future benefits for 2006, consisting of cash contributed by the Company to its defined benefit pension plans and cash payments directly to beneficiaries, was $6,138 (2005: $16,186; 2004: $5,486).

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

Diversification:  The Company’s strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (no more than 65% of the total plans’ assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans’ assets. The remaining Canadian equities may be as high as 50% of the total portfolio but can never fall below 15%. No more than 10% of Canadian or U.S. equities shall be invested in any one company. Fixed income can comprise up to 50% of the portfolio but never less than 30% at one time. All fixed incomes are invested in corporate issues and no more than 20% of the total market value of the bond section shall be invested in any one generally recognized industry group, except utilities (40%) and finance (40%). The portfolio may contain from 0% — 20% of cash and cash equivalents.

Asset allocations:  Information concerning the Company’s defined benefit plans’ target asset allocation and actual asset allocation is as follows:

	Allowable
	Range	Actual

Canadian equities	15-50%	32%
U.S. equities	5-35%	13%
International equities	0-30%	14%
Bonds	30-50%	31%
Short-term and cash	0-20%	10%

At December 31, 2006, there were no shares of the Company held in the pension and other benefit trusts administered by the Company.

21.	CONTINGENCIES

In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The class has not yet been certified in any of these claims and the outcome is not determinable at this time. The Company will reflect such outcome, if any, in future operating results. The Company believes the allegations against it in these claims are entirely without merit.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2006 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.

22.	RELATED PARTY TRANSACTIONS

The Company had transactions with companies owned by or related to its officers and directors as follows:

	2006	2005	2004

Rental charges for mobile forestry and transportation equipment at normal commercial terms and prices	$120	$120	$120
Amounts due from officers and companies with directors in common, included in other assets	—	—	490

During the year, the Company exchanged Canadian funds for U.S. funds on behalf of a director. This service was provided at the prevailing exchange rates on the dates of the transactions at no cost to the Company.

23.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	2006	2005	2004

United States	$723,111	$1,135,373	$763,952
Canada	59,023	81,602	106,837
Asia	33,899	20,943	29,492
Europe	11,085	10,373	9,641

Total	$827,118	$1,248,231	$909,922

Capital assets attributed to the countries based on location are as follows:

	2006	2005

Canada	$612,324	$437,768
United States	356,215	438,128

Total	$968,539	$875,896

Goodwill of $102,970 (2005: $102,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

24.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2006	2005	2004

Accounts receivable	$20,449	$(10,204)	$14,236
Inventories	12,673	(22,137)	(4,358)
Income taxes receivable/payable	30,748	(69,140)	37,687
Prepaid expenses	348	(7,165)	(4,168)
Accounts payable and accrued liabilities	(26,798)	(29,072)	37,432

	$37,420	$(137,718)	$80,829

25.	FINANCIAL INSTRUMENTS

(a)	Financial and credit risk

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

The carrying values and fair values of the long-term debt are as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Senior notes	$961,328	$760,207	$859,540	$781,751
Equipment financing	76,009	76,009	—	—
Capital leases	11,816	11,816	—	—

	$1,049,153	$848,032	$859,540	$781,751

26.	U.S. GAAP RECONCILIATION

As indicated in Note 1, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

(a)	Adjustments to assets, liabilities and shareholders’ equity

	2006	2005

Total assets in accordance with Canadian GAAP	$1,504,199	$1,516,002
Write-off of capitalized start-up costs(1)	(3,895)	(4,507)
Intangible asset, arising from employee benefit plans(2)	10,640	12,590

Total assets in accordance with U.S. GAAP	$1,510,944	$1,524,116

Total liabilities in accordance with Canadian GAAP	$1,210,089	$1,100,864
Deferred income taxes relating to write-off of capitalized start-up costs(1)	(1,305)	(1,530)
Change in pension liability(2)	27,996	34,805
Deferred income taxes from pension liability(2)	(5,813)	(7,775)

Total liabilities in accordance with U.S. GAAP	$1,230,967	$1,126,364

Total shareholders’ equity in accordance with Canadian GAAP	$294,110	$415,169
Cumulative translation adjustment(3)	56,722	58,343
Change in cumulative translation adjustment due to reduction of net investment in subsidiary(4)	4,400	—
Change in retained earnings relating to:
Write-off of capitalized start-up costs(1)	(2,591)	(2,977)
Accumulated other comprehensive loss (Note 26(d))	(72,664)	(72,783)

Total shareholders’ equity in accordance with U.S. GAAP	$279,977	$397,752

1.	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

2.	Under U.S. GAAP, the Company would recognize the difference between the projected pension benefit obligation and the plan assets (Note 20) as an additional pension liability, and an equal amount as an intangible asset in accordance with FAS 158. In 2005 and 2004, under U.S. GAAP, the Company would recognize the difference between the accumulated pension benefit obligation and the accrued benefit asset as an additional minimum pension liability, and an equal amount as an intangible asset.

3.	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders’ equity.

4.	Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the cumulative translation adjustment would be recognized in net income when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

(b)	Adjustments to earnings

	2006	2005	2004

Net (loss) income in accordance with Canadian GAAP	$(108,031)	$153,154	$175,082
Reversal of amortization of capitalized start-up costs(1)	1,598	2,854	1,605
Reversal of capitalized start-up costs(1)	(986)	—	—
Deferred income taxes relating to capitalized start-up costs(1)	(225)	(1,092)	(572)
Foreign exchange loss on reduction of net investment in subsidiary(4)	4,440	—	—

Net (loss) income in accordance with U.S. GAAP	(103,244)	154,916	176,115
Minimum pension liability(2)	21,714	(7,926)	(3,883)
Deferred income tax (payable) receivable relating to minimum pension liability(2)	(7,607)	2,774	1,359
Cumulative translation adjustment(3)	1,621	(24,106)	(34,237)
Foreign exchange loss on reduction of net investment in subsidiary(4)	(4,400)	—	—

Comprehensive (loss) income in accordance with U.S. GAAP	$(91,916)	$125,658	$139,354

Basic and diluted net (loss) income per share in accordance with U.S. GAAP	$(7.05)	$10.58	$12.05

Weighted average number of common shares outstanding	14,649,140	14,649,140	14,612,506

1.	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

2.	Under U.S. GAAP, the Company would recognize the difference between the accumulated pension benefit obligation and the accrued benefit asset (Note 20) as an additional minimum pension liability, and an equal amount as an intangible asset. As of December 31, 2006, the Company adopted FAS 158 for the purpose of the U.S. GAAP reconciliation, whereby the Company would recognize the difference between the projected benefit obligation and the plan assets as an additional pension liability. The adjustment on adoption of FAS 158 was recorded as an adjustment to accumulated other comprehensive loss (Note 26(d)).

3.	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders’ equity.

4.	Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the cumulative translation adjustment would be recognized in net income when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

(c)	Adjustments to statement of cash flows

A statement of cash flow reconciled under U.S. GAAP has not been provided as there are few significant differences identified in Note 26 (a) and (b). Differences related to the write-off of capitalized start-up costs and related amortization impact investing activities and operating cash flows, respectively. The Company believes that a reconciled statement of cash flows would not provide more meaningful information.

(d)	Other information regarding U.S. GAAP

Statement of Financial Accounting Standards (”SFAS”) No. 130, Reporting Comprehensive Income, issued under U.S. GAAP, requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

In September 2006, FASB issued Statement No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106, and 132(R) (FAS 158) which requires the Company to fully recognize the under-funded status of its pension plans as a liability in its financial statements. In addition, the Company is required to recognize as a component of other comprehensive income (loss) the actuarial gains and losses and the prior service costs and credits that arise during the period but are not immediately recognized as components of net periodic benefit cost. The incremental effect of applying FAS 158 is an $11.2 million reduction in shareholder’s equity, net of deferred taxes of $5.6 million.

Accumulated comprehensive loss of $72.7 million arising from pension liabilities ($16.0 million; 2005: $14.4 million; 2004: $9.3 million) and, cumulative translation adjustment ($56.7 million; 2005: $58.3 million; 2004: $34.2 million) is derived as follows:

	2006	2005	2004

Minimum pension liability	$(21,714)	$7,926	$3,883
Deferred income tax	7,607	(2,774)	(1,359)
Cumulative translation adjustment	(1,621)	24,106	34,237
Foreign exchange loss on reduction of net investment in subsidiary	4,400	—	—

Comprehensive (income) loss	(11,328)	29,258	36,761
Cumulative effect of adjustment on adoption of FAS 158, net of tax	11,209	—	—

	(119)	29,258	36,761
Accumulated other comprehensive loss, beginning of year	72,783	43,525	6,764

Accumulated other comprehensive loss, end of year	$72,664	$72,783	$43,525

(e)	U.S. GAAP developments

The following standards will be effective for the Company on the dates indicated below. The implementation of these standards is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

(i) Accounting for certain hybrid financial instruments.  On February 16, 1006, FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Instruments — an amendment of FASB Statement No. 133 and 140 (FAS 155), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings. The fair value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments & Hedging Activities.

(ii) Accounting for servicing financial assets.  On March 17, 2006, FASB issued FASB Statement No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (FAS 156). Under FAS 156, an entity is required to initially measure its servicing rights at fair value and can choose to subsequently amortize the initial fair value over the term of the servicing rights, or remeasure them at fair value through income. The ability to remeasure servicing rights at fair value through income will eliminate the accounting mismatch between the servicing rights and the related derivatives that would otherwise result in the absence of hedge accounting.

(iii) Framework on fair value measurement.  On September 15, 2006, FASB issued FASB Statement No. 157, Fair Value Measurements (FAS 157), which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements.

(iv) Guidance on accounting for income taxes.  On July 13, 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which provides additional guidance on how to recognize, measure, and disclose income tax benefits.

(v) Guidance for quantifying financial statement misstatements.  On September 13, 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SEC staff issued SAB 108 to address what they identified as diversity in practice whereby entities were using either ran income statement approach or a balance sheet approach, but not both, when evaluating whether an error is material to an entity’s financial statements. SAB 108 requires that in quantifying and analyzing misstatements, both the income statement approach and the balance sheet approach should be used to evaluate the materiality of financial statement misstatements. This standard was adopted for the year ended December 31, 2006. There was no impact to the Company on adoption of SAB 108.

27.	SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS

On March 3, 2004, the Company issued U.S.$210 million of 6.75% Senior Unsecured Notes to refinance its outstanding indebtedness at the time. On May 19, 2004, the Company issued U.S.$110 million of 6.75% Senior Unsecured Notes to finance the acquisition of Voyageur. On September 22, 2004 the Company issued U.S.$275 million in aggregate principal amount of 7.25% Senior Unsecured Notes and U.S.$175 million in aggregate principal amount of Senior Unsecured Floating Rate Notes to finance the acquisition of the Minnesota OSB facilities. On April 18, 2006 the Company issued U.S.$75 million of Senior Unsecured Floating Rate Notes to partially finance the construction of a second production line in Grande Prairie, Alberta. Under the terms of the senior notes referred to above, the Company’s 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp. (formerly Voyageur), Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership, became joint and several guarantors of the indebtedness (the “Guarantors”). The guarantee is a full and unconditional guarantee.

Additionally, if at any time a subsidiary of the Company constitutes a significant subsidiary, then such subsidiary will also become a guarantor of the indebtedness. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantors are obligated to pay the outstanding indebtedness. At December 31, 2006, the Company had the following outstanding amounts related to the guaranteed indebtedness:

	2006	2005

U.S.$275,000 (2005: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$320,485	$319,825
U.S.$210,000 (2005: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	244,734	244,230
U.S.$153,540 (2005: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	178,936	178,567
U.S.$110,000 (2005: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	128,194	127,930
U.S.$75,000 (2005: U.S.$Nil) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4.00% per annum	87,405	—

	$959,754	$870,552

The following condensed consolidating financial information reflects the summarized financial information of the Company and its Guarantors:

Condensed Consolidated Balance Sheet
as at December 31, 2006

					Ainsworth
	Ainsworth				Engineered
	Lumber	Ainsworth	Ainsworth		Canada
	Co Ltd.	Engineered	Engineered	Ainsworth	Limited
	Non-	(USA) LLC	Corp.	Corp.	Partnership		Ainsworth
	Consolidated	Subsidiary	Subsidiary	Subsidiary	Subsidiary		Lumber Co. Ltd.
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor	Eliminations	Consolidated

ASSETS
Cash	$51,640	$6,445	$—	$16,227	$—	$—	$74,312
Other Current Assets	109,961	25,157	—	(21,056)	133,933	(18)	247,977
Capital Assets	612,332	356,207	—	—	—	—	968,539
Other Assets	47,479	6,331	—	—	—	14,243	68,053
Future Income Tax Assets	—	41,648	—	700	—	—	42,348
Goodwill	—	—	102,970	—	—	—	102,970
Due from Parent Company	—	2	78,339	2,571	300,370	(381,282)	—
Investment in Subsidiary	1,160,950	14,242	141,106	—	—	(1,316,298)	—

	$1,982,362	$450,032	$322,415	$(1,558)	$434,303	$(1,683,355)	$1,504,199

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$20,538	$9,735	$4,121	$(17)	$48,172	$(3)	$82,546
Accrued Pension Benefit Liability	—	6,034	—	—	—	—	6,034
Reforestation Obligation	4,621	—	—	—	—	—	4,621
Due to Related Company	381,298	—	—	—	—	(381,298)	—
Long-Term Debt	1,027,595	—	—	—	—	—	1,027,595
Future Income Taxes	89,293	—	—	—	—	—	89,293

	1,523,345	15,769	4,121	(17)	48,172	(381,301)	1,210,089
Preferred Shares	—	—	25,999	—	—	(25,999)	—
SHAREHOLDERS’ EQUITY
Capital Stock	173,613	—	55,419	—	—	(173,205)	55,827
Cumulative Translation Adjustment	(56,722)	(56,722)	—	—	—	56,722	(56,722)
Contributed Surplus	—	585,294	148,495	—	—	(733,789)	—
Partners’ Capital	—	—	—	—	67,029	(67,029)	—
Retained earnings	342,126	(94,309)	88,381	(1,541)	319,102	(358,754)	295,005

	459,017	434,263	292,295	(1,541)	386,131	(1,276,055)	294,110

	$1,982,362	$450,032	$322,415	$(1,558)	$434,303	$(1,683,355)	$1,504,199

Total assets in accordance with Canadian GAAP	$1,982,362	$450,032	$322,415	$(1,558)	$434,303	$(1,683,355)	$1,504,199
Write-off of capitalized start-up costs(1)	(3,895)	—	—	—	—	—	(3,895)
Intangible asset, arising from employee benefit plans(2)	2,087	8,553	—	—	—	—	10,640

Total assets in accordance with U.S. GAAP	$1,980,554	$458,585	$322,415	$(1,558)	$434,303	$(1,683,355)	$1,510,944

Total liabilities in accordance with Canadian GAAP	1,523,345	15,769	30,120	(17)	48,172	(407,300)	1,210,089
Deferred income taxes relating to write-off of capitalized start-up costs(1)	(1,305)	—	—	—	—	—	(1,305)
Change in pension liability, net of tax effect(2)	12,831	9,352	—	—	—	—	22,183

Total liabilities in accordance with U.S. GAAP	$1,534,871	25,121	30,120	(17)	48,172	(407,300)	$1,230,967

Total shareholders’ equity in accordance with Canadian GAAP	$459,017	$434,263	$292,295	$(1,541)	$386,131	$(1,276,055)	$294,110
Cumulative translation adjustment(3)	56,722	56,722	—	—	—	(56,722)	56,722
Change in CTA due to subsidiary(4)	4,400	4,400	—	—	—	(4,400)	4,400
Change in retained earnings relating to:
Write-off of capitalized start-up costs(1)	(2,591)	—	—	—	—	—	(2,591)
Accumulated other comprehensive gain (loss) (Note 26(d))	(71,865)	(61,921)	—	—	—	61,122	(72,664)

Total shareholders’ equity in accordance with U.S. GAAP	$445,683	$433,464	$292,295	$(1,541)	$386,131	$(1,276,055)	$279,977

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

(2)	Under U.S. GAAP, the Company would recognize the difference between the projected pension benefit obligation and the plan assets (Note 20) as an additional pension liability, and an equal amount as an intangible asset in accordance with FAS 158. In 2005 and 2004, under U.S. GAAP, the Company would recognize the difference between the accumulated pension benefit obligation and the accrued benefit asset as an additional minimum pension liability, and an equal amount as an intangible asset.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders’ equity.

(4)	Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the cumulative translation adjustment would be recognized in net income when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

Condensed Consolidated Statement of Operations
For the year ended December 31, 2006

					Ainsworth
					Engineered
		Ainsworth	Ainsworth		Canada
	Ainsworth	Engineered	Engineered	Ainsworth	Limited
	Lumber Co Ltd.	(USA), LLC	Corp.	Corp.	Partnership		Ainsworth
	Non-Consolidated	Subsidiary	Subsidiary	Subsidiary	Subsidiary		Lumber Co. Ltd.
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor	Eliminations	Consolidated

SALES	$—	$226,107	$—	$712,894	$503,424	$(615,307)	$827,118

COSTS AND EXPENSES
Costs of products sold	—	232,480	—	715,724	417,083	(615,307)	749,980
Selling and administration	3,453	—	—	—	37,671	—	41,124
Amortization of capital assets	46,050	41,954	—	—	—	—	88,004
Loss on disposal of capital assets	1,032	1,517	—	—	—	—	2,549
Write-down of capital assets	—	55,290	—	—	—	—	55,290
Closure of production line	—	5,915	—	—	—	—	5,915
Write-down of timber deposits	4,502	—	—	—	—	—	4,502

	55,037	337,156	—	715,724	454,754	(615,307)	947,364

OPERATING (LOSS) EARNINGS	(55,037)	(111,049)	—	(2,830)	48,670	—	(120,246)
FINANCE EXPENSE
Interest	68,913	—	—	—	—	—	68,913
Amortization of finance costs	5,399	—	—	—	—	—	5,399

	74,312	—	—	—	—	—	74,312
EQUITY IN EARNINGS OF SUBSIDIARY	(13,101)	—	2,431	—	—	10,670	—
OTHER INCOME (EXPENSE)	12,721	(4,365)	—	578	(48)	—	8,886
FOREIGN EXCHANGE LOSS ON LONG TERM DEBT	(7,936)	—	—	—	—	—	(7,936)

(LOSS) INCOME BEFORE INCOME TAXES	(137,665)	(115,414)	2,431	(2,252)	48,622	10,670	(193,608)
INCOME TAX EXPENSE (RECOVERY)	(29,634)	(56,878)	976	(41)	—	—	(85,577)

NET (LOSS) INCOME	$(108,031)	$(58,536)	$1,455	$(2,211)	$48,622	$10,670	$(108,031)

Net (loss) income in accordance with Canadian GAAP	$(108,031)	$(58,536)	$1,455	$(2,211)	$48,622	$10,670	$(108,031)
Reversal of amortization of capitalized start-up costs, net of deferred income taxes(1)	387	—	—	—	—	—	387
Foreign exchange loss on reduction of net investment in subsidiary(4)	4,400	4,440	—	—	—	(4,400)	4,400

Net (loss) income in accordance with U.S. GAAP	(103,244)	(54,136)	1,455	(2,211)	48,622	6,270	(103,244)
Minimum pension liability, net of tax(2)	6,231	7,876	—	—	—	—	14,107
Cumulative translation adjustment(3)	1,621	1,621	—	—	—	(1,621)	1,621
Foreign exchange loss on reduction of net investment in subsidiary(4)	(4,400)	(4,400)	—	—	—	4,400	(4,400)

Comprehensive (loss) income	$(99,762)	$(49,039)	$1,455	$(2,211)	$48,622	$9,049	$(91,916)

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

(2)	Under U.S. GAAP, the Company would recognize the difference between the accumulated pension benefit obligation and the accrued benefit asset (Note 20) as an additional minimum pension liability, and an equal amount as an intangible asset. As of December 31, 2006, the Company adopted FAS 158 for the purpose of the

U.S. GAAP reconciliation, whereby the Company would recognize the difference between the projected benefit obligation and the plan assets as an additional pension liability. The adjustment on adoption of FAS 158 was recorded as an adjustment to accumulated other comprehensive loss (Note 26(d)).

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP these amounts are presented as a separate component of shareholders’ equity.

(4)	Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the cumulative translation adjustment would be recognized in net income when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

Condensed Consolidated Statement of Cash Flows
For the year ended December 31, 2006

					Ainsworth
					Engineered
		Ainsworth	Ainsworth		Canada
	Ainsworth	Engineered	Engineered	Ainsworth	Limited		Ainsworth
	Lumber Co Ltd.	(USA), LLC	Corp.	Corp.	Partnership		Lumber
	Non-Consolidated	Subsidiary	Subsidiary	Subsidiary	Subsidiary		Co. Ltd.
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor	Eliminations	Consolidated

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(108,031)	$(58,536)	$1,455	$(2,211)	$48,622	$10,670	$(108,031)
Items not affecting cash Amortization of capital assets	46,050	41,954	—	—	—	—	88,004
Amortization of financing costs and fees	5,399	—	—	—	—	—	5,399
Foreign exchange loss on long-term debt	7,936	—	—	—	—	—	7,936
Write-down of capital assets	—	55,290	—	—	—	—	55,290
Loss on disposal of capital assets	1,032	1,517	—	—	—	—	2,549
Write-down of timber deposits	4,502	—	—	—	—	—	4,502
Change in non-current reforestation obligation	273	—	—	—	—	—	273
Equity in earnings of subsidiary	13,101	—	(2,431)	—	—	(10,670)	—
Future income taxes	(33,813)	(56,050)	(3,612)	(37)	—	—	(93,512)
Adjustment to net accrued pension benefit asset	852	2,882	—	—	—	—	3,734
Realized currency translation adjustments	—	4,400	—	—	—	—	4,400
Change in non-cash operating working capital	90,427	145,160	3,245	(186,785)	(14,644)	17	37,420

Cash provided by (used in) operating activities	27,728	136,617	(1,343)	(189,033)	33,978	17	7,694

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	171,588	—	—	—	—	—	171,588
Repayment of long-term debt	(2,321)	—	—	—	—	—	(2,321)
Repayment of capital lease obligations	(174)	—	—	—	—	—	(174)
Dividends paid	(14,649)	—	—	—	—	—	(14,649)
Financing costs and fees	(6,011)	—	—	—	—	—	(6,011)
Advances to related company	—	(118,160)	(3,207)	—	(215,789)	337,156	—
Advances from related company	135,366	—	—	201,807	—	(337,173)	—

Cash provided by (used in) financing activities	283,799	(118,160)	(3,207)	201,807	(215,789)	(17)	148,433

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(35,864)	—	—	—	—	—	(35,864)
Restricted cash	(23,168)	—	—	—	—	—	(23,168)
Additions to capital assets	(214,488)	(13,767)	—	—	—	—	(228,255)
Decrease (increase) in other assets	(2,069)	(2,286)	100	—	—	—	(4,255)
Proceeds on disposal of capital assets	136	18	—	—	—	—	154

Cash provided by (used in) investing activities	(275,453)	(16,035)	100	—	—	—	(291,388)

Effect of foreign exchange rage changes on cash and cash equivalents	—	102	—	—	—	—	102

NET CASH INFLOW (OUTFLOW)	36,074	2,524	(4,450)	12,774	(181,811)	—	(134,889)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,566	3,921	4,450	3,453	181,811	—	209,201

CASH AND CASH EQUIVALENTS, END OF YEAR	$51,640	$6,445	$—	$16,227	$—	$—	$74,312

Condensed Consolidated Balance Sheet
as at December 31, 2005

					Ainsworth
	Ainsworth				Engineered
	Lumber	Ainsworth	Ainsworth		Canada
	Co Ltd.	Engineered	Engineered	Ainsworth	Limited		Ainsworth
	Non-	(USA) LLC	Corp.	Corp.	Partnership		Lumber
	Consolidated	Subsidiary	Subsidiary	Subsidiary	Subsidiary		Co. Ltd.
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor	Eliminations	Consolidated

ASSETS
Cash	$15,566	$3,921	$4,450	$3,453	$181,811	$—	$209,201
Other Current Assets	72,436	281,486	(67)	(166,022)	108,861	(38,400)	258,294
Capital Assets	437,768	438,128	—	—	—	—	875,896
Other Assets	49,518	5,841	100	—	—	14,213	69,672
Goodwill	—	—	102,970	—	—	—	102,970
Due from Parent Company	—	—	75,132	204,378	84,581	(364,091)	—
Investment in Subsidiary	1,212,147	14,213	138,186	—	—	(1,364,546)	—

	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,752,824)	$1,516,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$38,972	$17,862	$4,422	$43,291	$47,542	$(38,400)	$113,689
Accrued Pension Benefit Liability	—	3,031	—	—	—	—	3,031
Reforestation Obligation	4,348	—	—	—	—	—	4,348
Due to Related Company	245,932	118,158	—	—	—	(364,090)	—
Long-Term Debt	859,540	—	—	—	—	—	859,540
Future Income Taxes	105,688	15,231	—	(663)	—	—	120,256

	1,254,480	154,282	4,422	42,628	47,542	(402,490)	1,100,864
Preferred Shares	—	—	25,999	—	—	(25,999)	—
SHAREHOLDERS’ EQUITY
Capital Stock	173,613	—	55,419	—	—	(173,205)	55,827
Cumulative Translation Adjustment	(58,343)	(58,427)	—	84	—	58,343	(58,343)
Contributed Surplus	—	585,294	148,495	—	—	(733,789)	—
Partners’ Capital	—	—	—	—	67,029	(67,029)	—
Retained earnings	417,685	62,440	86,436	(903)	260,682	(408,655)	417,685

	532,955	589,307	290,350	(819)	327,711	(1,324,335)	415,169

	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,752,824)	$1,516,033

Total assets in accordance with Canadian GAAP	$1,787,435	$743,589	$320,771	$41,809	$375,253	$(1,752,824)	$1,516,033
Write-off of capitalized start-up costs(1)	(4,507)	—	—	—	—	—	(4,507)
Intangible asset, arising from minimum pension liability calculation(2)	2,247	10,343	—	—	—	—	12,590

Total assets in accordance with U.S. GAAP	$1,785,175	$753,932	$320,771	$41,809	$375,253	$(1,752,824)	$1,524,116

Total liabilities in accordance with Canadian GAAP	1,254,480	154,282	30,421	42,628	47,542	(428,489)	1,100,864
Deferred income taxes relating to write-off of capitalized start-up costs(1)	(1,530)	—	—	—	—	—	(1,530)
Minimum pension liability, net of tax effect(2)	14,575	12,455	—	—	—	—	27,030

Total liabilities in accordance with U.S. GAAP	$1,267,525	166,737	30,421	42,628	47,542	(428,489)	$1,126,364

Total shareholders’ equity in accordance with Canadian GAAP	$532,955	$589,307	$290,350	$(819)	$327,711	$(1,324,335)	$415,169
Cumulative translation adjustment	58,343	58,427	—	(84)	—	(58,343)	58,343
Change in retained earnings relating to:
Write-off of capitalized start-up costs(1)	(2,977)	—	—	—	—	—	(2,977)
Accumulated other comprehensive gain (loss) (Note 26(c)(i))	(70,671)	(60,539)	—	84	—	58,343	(72,783)

Total shareholders’ equity in accordance with U.S. GAAP	$517,650	$587,195	$290,350	$(819)	$327,711	$(1,324,335)	$397,752

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

Condensed Consolidated Statement of Operations
For the year ended December 31, 2005

					Ainsworth
					Engineered
	Ainsworth	Ainsworth	Ainsworth		Canada
	Lumber	Engineered	Engineered	Ainsworth	Limited		Ainsworth
	Co Ltd.	(USA), LLC	Corp.	Corp.	Partnership		Lumber
	Non-Consolidated	Subsidiary	Subsidiary	Subsidiary	Subsidiary		Co. Ltd.
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor	Eliminations	Consolidated

SALES	$—	$452,054	$—	$454,822	$797,087	$(455,732)	$1,248,231

COSTS AND EXPENSES
Costs of products sold	—	331,064	—	455,732	524,885	(455,732)	855,949
Selling and administration	12,436	6,928	—	55	11,358	—	30,777
Amortization of capital assets	51,534	52,373	—	—	—	—	103,907

	63,970	390,365	—	455,787	536,243	(455,732)	990,633

OPERATING EARNINGS	(63,970)	61,689	—	(965)	260,844	—	257,598
FINANCE EXPENSE
Interest	64,914	—	—	—	—	—	64,914
Amortization of finance costs	4,888	—	—	—	—	—	4,888
Loss on repurchase of long term debt	1,485	—	—	—	—	—	1,485

	71,287	—	—	—	—	—	71,287
EQUITY IN EARNINGS OF SUBSIDIARY	310,947	—	13,034	—	—	(323,981)	—
OTHER INCOME (EXPENSE)	7,024	(3,936)	(91)	(638)	(162)	—	2,197
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT	28,313	—	—	—	—	—	28,313

INCOME BEFORE INCOME TAXES	211,027	57,753	12,943	(1,603)	260,682	(323,981)	216,821
INCOME TAX EXPENSE (RECOVERY)	57,873	7,011	(517)	(700)	—	—	63,667

NET INCOME	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154

Net income in accordance with Canadian GAAP	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154
Reversal of amortization of capitalized start-up costs, net of deferred income taxes(1)	1,762	—	—	—	—	—	1,762

Net income in accordance with U.S. GAAP	154,916	50,742	13,460	(903)	260,682	(323,981)	154,916
Minimum pension liability, net of tax(2)	(3,661)	(1,491)	—	—	—	—	(5,152)
Cumulative translation adjustment(3)	(24,106)	(24,190)	—	84	—	24,106	(24,106)

Comprehensive income	$127,149	$25,061	$13,460	$(819)	$260,682	$(299,875)	$125,658

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

Condensed Consolidated Statement of Cash Flows
For the year ended December 31, 2005

					Ainsworth
	Ainsworth				Engineered
	Lumber	Ainsworth	Ainsworth		Canada
	Co Ltd.	Engineered	Engineered	Ainsworth	Limited		Ainsworth
	Non-	(USA), LLC	Corp.	Corp.	Partnership		Lumber
	Consolidated	Subsidiary	Subsidiary	Subsidiary	Subsidiary		Co. Ltd.
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor	Eliminations	Consolidated

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154
Items not affecting cash Amortization of capital assets	51,534	52,373	—	—	—	—	103,907
Amortization of financing costs and fees	4,888	—	—	—	—	—	4,888
Foreign exchange gain on long-term debt	(28,313)	—	—	—	—	—	(28,313)
Loss on repurchase of long-term debt	1,485	—	—	—	—	—	1,485
Loss on disposal of capital assets	245	—	—	—	—	—	245
Change in non-current reforestation obligation	(122)	—	—	—	—	—	(122)
Equity in earnings of subsidiary	(310,947)	—	(13,034)	—	—	323,981	—
Future income taxes	97,299	10,761	(35,797)	(663)	—	—	71,600
Adjustment to accrued pension benefit asset	(7,278)	—	—	—	—	—	(7,278)
Change in non-cash operating working capital	(113,608)	(270,088)	30,865	209,397	5,710	—	(137,718)

Cash provided by (used in) operating activities	(151,657)	(156,212)	(4,506)	207,831	266,392	—	161,848

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(274)	—	—	—	—	—	(274)
Repurchase of long-term debt	(31,067)	—	—	—	—	—	(31,067)
Dividends paid	(14,649)	—	—	—	—	—	(14,649)
Refundable tax recovery	438	—	—	—	—	—	438
Advances to related company	—	166,124	5,595	(204,378)	(84,581)	117,240	—
Advances from related company	117,240	—	—	—	—	(117,240)	—

Cash provided by (used in) financing activities	71,688	166,124	5,595	(204,378)	(84,581)	—	(45,552)

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(32,455)	—	—	—	—	—	(32,455)
Additions to capital assets	(45,499)	(11,776)	—	—	—	—	(57,275)
Decrease (increase) in other assets	(7,499)	(3,184)	800	—	—	—	(9,883)
Proceeds on disposal of capital assets	27	—	—	—	—	—	27
Investment in Chatham Forest Products, Inc.	—	(7,546)	—	—	—	—	(7,546)
Timber licence deposits	(5,998)	—	—	—	—	—	(5,998)

Cash provided by (used in) investing activities	(91,424)	(22,506)	800	—	—	—	(113,130)

Effect of foreign exchange rage changes on cash and cash equivalents	—	(28)	—	—	—	—	(28)

NET CASH INFLOW (OUTFLOW)	(171,393)	(12,622)	1,889	3,453	181,811	—	3,138
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	186,959	16,543	2,561	—	—	—	206,063

CASH AND CASH EQUIVALENTS, END OF YEAR	$15,566	$3,921	$4,450	$3,453	$181,811	$—	$209,201

Condensed Consolidated Statement of Operations
For the year ended December 31, 2004

	Ainsworth
	Lumber	Ainsworth	Ainsworth
	Co Ltd.	Engineered	Engineered		Ainsworth
	Non-	(USA), LLC	Corp.		Lumber
	Consolidated	Subsidiary	Subsidiary		Co. Ltd.
	Parent Issuer	Guarantor	Guarantor	Eliminations	Consolidated

SALES	$698,762	$109,096	$102,065	$—	$909,922

COSTS AND EXPENSES
Costs of products sold	361,425	79,545	58,854	(1,579)	498,245
Selling and administration	28,550	1,613	15,351	(14,500)	31,014
Amortization of capital assets	32,269	12,560	9,023	—	53,852
Write-down of capital assets	793	—	—	—	793

	423,037	93,718	83,228	(16,079)	583,905

OPERATING EARNINGS	275,725	15,378	18,836	16,079	326,017
FINANCE EXPENSE
Interest	40,723	—	—	—	40,723
Amortization of finance costs	3,234	—	—	—	3,234
Loss on repurchase of long term debt	106,198	—	—	—	106,198

	150,155	—	—	—	150,155
EQUITY IN EARNINGS OF SUBSIDIARY	18,287	—	—	(18,287)	—
OTHER INCOME (EXPENSE)	11,878	709	141	(16,079)	(3,351)
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT	73,815	—	—	—	73,815

INCOME BEFORE INCOME TAXES	229,549	16,087	18,977	(18,287)	246,326
INCOME TAX EXPENSE (RECOVERY)	54,467	4,389	12,388	—	71,244

NET INCOME	$175,082	$11,698	$6,589	$(18,287)	$175,082

Net income in accordance with Canadian GAAP	$175,082	$11,698	$6,589	$(18,287)	$175,082
Reversal of amortization of capitalized start-up costs, net of deferred income taxes(1)	1,033	—	—	—	1,033

Net income in accordance with U.S. GAAP	176,115	11,698	6,589	(18,287)	176,115
Minimum pension liability, net of tax(2)	(2,524)	—	—	—	(2,524)
Cumulative translation adjustment(3)	(34,237)	(34,237)	—	34,237	(34,237)

Comprehensive income	$139,354	$(22,540)	$6,589	$15,951	$139,354

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

(3)	Under U.S. GAAP, foreign currency translation losses are recorded as comprehensive income whereas under Canadian GAAP such amounts are presented as a separate component of shareholders’ equity.

Condensed Consolidated Statement of Cash Flows
For the year ended December 31, 2004

	Ainsworth
	Lumber	Ainsworth	Ainsworth
	Co Ltd.	Engineered	Engineered		Ainsworth
	Non-	(USA), LLC	Corp.		Lumber
	Consolidated	Subsidiary	Subsidiary		Co. Ltd.
	Parent Issuer	Guarantor	Guarantor	Eliminations	Consolidated

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$175,082	$11,698	$6,589	$(18,287)	$175,082
Items not affecting cash
Amortization of capital assets	32,269	12,560	9,023	—	53,852
Amortization of financing costs and fees	3,234	—	—	—	3,234
Foreign exchange gain on long-term debt	(73,815)	—	—	—	(73,815)
Loss on repurchase of long-term debt	106,198	—	—	—	106,198
Loss on disposal of capital assets	25	—	—	—	25
Change in non-current reforestation obligation	(332)	—	—	—	(332)
Equity in earnings of subsidiary	(18,287)	—	—	18,287	—
Future income taxes	(14,353)	—	—	—	(14,353)
Non-cash stock-based compensation	2,640	—	—	—	2,640
Write-down of capital assets	793	—	—	—	793
Adjustment to accrued pension benefit asset	215	—	—	—	215
Utilization of investment tax credit	30,060	—	—	—	30,060
Change in non-cash operating working capital	68,355	40,642	(28,168)	—	80,829

Cash provided by (used in) operating activities	312,085	64,900	(12,556)	—	364,428

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(275)	—	—	—	(275)
Repurchase of long-term debt	(451,305)	—	—	—	(451,305)
Dividends paid	(14,660)	—	—	—	(14,660)
Proceeds from issue of long-term debt	996,387	—	—	—	996,387
Financing costs and fees	(26,214)	—	—	—	(26,214)
Repurchase of capital stock	(284)	—	—	—	(284)
Advances to related company	—	(48,357)	(36,025)	84,382	—
Advances from related company	84,382	—	—	(84,382)	—

Cash provided by (used in) financing activities	588,031	(48,357)	(36,025)	—	503,649

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(6,561)	—	—	—	(6,561)
Additions to capital assets	(17,987)	—	—	—	(17,987)
Decrease (increase) in other assets	(1,555)	—	—	—	(1,555)
Proceeds on disposal of capital assets	40	—	—	—	40
Investment in Minnesota OSB Facilities	(584,847)	—	—	—	(584,847)
Investment in Voyageur Panel Limited	(296,300)	—	—	—	(296,300)
Acquisition of cash of Voyageur Panel Limited	51,142	—	—	—	51,142

Cash provided by (used in) investing activities	(856,068)	—	—	—	(856,068)

NET CASH INFLOW (OUTFLOW )	44,048	16,543	(48,581)	—	12,009
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	142,912	—	51,142	—	194,054

CASH AND CASH EQUIVALENTS, END OF YEAR	$186,960	$16,543	$2,561	$—	$206,063

ITEM 19.  EXHIBITS

1.1	Notice of Articles of Ainsworth Lumber Co. Ltd.(9)
1.2	Articles of Ainsworth Lumber Co. Ltd.(9)
1.3	Certificate of Amalgamation of Ainsworth Engineered Corp.(7)
1.4	Articles of Association of Ainsworth Engineered Corp.(7)
1.5	Certificate of Formation of Ainsworth Engineered (USA), LLC(8)
1.6	Limited Liability Company Agreement of Ainsworth Engineered (USA), LLC(8)
1.7	Articles of Incorporation of Ainsworth Corp.(11)
1.8	Bylaws of Ainsworth Corp.(11)
1.9	Certificate of Limited Partnership of Ainsworth Engineered Canada Limited Partnership(11)
1.10	Limited Partnership Agreement of Ainsworth Engineered Canada Limited Partnership(11)
2.1	Indenture, dated as of July 10, 1997, among Ainsworth Lumber Co. Ltd., Ainsworth Lumber Inc. and Bank of Montreal Trust Company (the “July Indenture”)(1)
2.2	First Supplemental Indenture, dated as of February 14, 2000, to the July Indenture(3)
2.3	Second Supplemental Indenture, dated as of December 20, 2001, to the July Indenture(6)
2.4	Third Supplemental Indenture, dated as of February 27, 2004, to the July Indenture(6)
2.5	Fourth Supplemental Indenture dated as of May 19, 2004, to the July Indenture(6)
2.6	Fifth Supplemental Indenture, dated as of September 22, 2004, to the July Indenture(8)
2.7	Sixth Supplemental Indenture, dated as of January 10, 2005, to the July Indenture(11)
2.8	Seventh Supplemental Indenture, dated as of January 31, 2006, to the July Indenture(11)
2.9	Indenture, dated as of March 3, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the “March Indenture”)(6)
2.10	First Supplemental Indenture, dated as of May 19, 2004, to the March Indenture(6)
2.11	Second Supplemental Indenture, dated as of September 22, 2004, to the March Indenture(8)
2.12	Third Supplemental Indenture, dated as of January 10, 2005, to the March Indenture(11)
2.13	Fourth Supplemental Indenture, dated as of January 31, 2006, to the March Indenture(11)
2.14	Fifth Supplemental Indenture, dated as of February 27, 2006, to the March Indenture(9)
2.15	Indenture, dated as of May 19, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the “May Indenture”)(6)
2.16	First Supplemental Indenture, dated as of May 19, 2004, to the May Indenture(6)
2.17	Second Supplemental Indenture, dated as of September 22, 2004, to the May Indenture(8)
2.18	Third Supplemental Indenture, dated as of January 10, 2005, to the May Indenture(11)
2.19	Fourth Supplemental Indenture, dated as of January 31, 2006, to the May Indenture(11)
2.20	Fifth Supplemental Indenture, dated as of February 27, 2006, to the May Indenture(9)
2.21	Indenture, dated as of September 22, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the “September Indenture”)(8)
2.22	First Supplemental Indenture, dated as of September 22, 2004, to the September Indenture(8)
2.23	Second Supplemental Indenture, dated as of January 10, 2005, to the September Indenture(11)
2.24	Third Supplemental Indenture, dated as of January 31, 2006, to the September Indenture(11)
2.25	Indenture, dated as of April 18, 2006, among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth (USA), LLC, Ainsworth Corp. and The Bank of New York(10)
2.26	Exchange and Registration Rights Agreement, dated as of April 18, 2006, among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth (USA), LLC, Ainsworth Corp. and Deutsche Bank Securities Inc.(10)
4.1	Memorandum of Agreement, dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.(2)
4.2	Management and Consulting Agreement, dated April 25, 1999, between Ainsworth Lumber Co. Ltd. and 2468 Holdings Ltd.(4)

4.3	Pulpwood Agreement No. 16, dated April 26, 1990, between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia, and Ainsworth Lumber Co. Ltd., as amended(1)
4.4	Forest License A18700, dated March 24, 1998, between The Regional Manager, on behalf of Her Majesty the Queen in the Right of the Province of British Columbia, and Ainsworth Lumber Co. Ltd.(2)
4.5	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation(4)
4.6	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level(4)
4.7	Deciduous Timber Allocation No. DTAF 110001 with respect to High Level(6)
4.8	Deciduous Timber Allocation No. DTAF 110002 with respect to High Level(6)
4.9	Forest Management Agreement, dated June 25, 2002, among Her Majesty the Queen in the Right of the Province of Alberta, Tolko Industries Ltd. and Footner Forest Products Ltd.(6)
4.10	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie(2)
4.11	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie(4)
4.12	Credit Agreement, dated as of December 14, 2005(9)
4.13	Contract for General Contracting Services related to the Grande Prairie expansion, dated July 6, 2005, between Ainsworth Lumber Co. Ltd. and DEMAC Management Ltd.(9)
8.1	List of Significant Subsidiaries(11)
11.1	Code of Ethics(5)
15.1	Audit Committee Charter(9)
31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. (No. 333-07346), filed with the Commission on July 30, 1997.

(2)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 1999, filed with the Commission on May 19, 2000.

(3)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2000, filed with the Commission on June 8, 2001.

(4)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. (No. 333-83230), filed with the Commission on February 19, 2002.

(5)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2003, filed with the Commission on May 26, 2004.

(6)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. (No. 333-116068), filed with the Commission on June 2, 2004.

(7)	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. and Ainsworth Engineered Corp. (No. 333-116068), filed with the Commission on July 15, 2004.

(8)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC (No. 333-119812), filed with the Commission on October 18, 2004.

(9)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006.

(10)	Incorporated by reference to the Form 6-K of Ainsworth Lumber Co. Ltd., furnished to the Commission on April 21, 2006.

(11)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Limited Partnership, Ainsworth Engineered (USA), LLC and Ainsworth Corp. (No. 333 — 134708), filed with the Commission on June 2, 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

AINSWORTH LUMBER CO. LTD.

By:	/s/ Robert Allen
Robert Allen
Chief Financial Officer

March 30, 2007

INDEX TO EXHIBITS

1.1	Notice of Articles of Ainsworth Lumber Co. Ltd.(9)
1.2	Articles of Ainsworth Lumber Co. Ltd.(9)
1.3	Certificate of Amalgamation of Ainsworth Engineered Corp.(7)
1.4	Articles of Association of Ainsworth Engineered Corp.(7)
1.5	Certificate of Formation of Ainsworth Engineered (USA), LLC(8)
1.6	Limited Liability Company Agreement of Ainsworth Engineered (USA), LLC(8)
1.7	Articles of Incorporation of Ainsworth Corp.(11)
1.8	Bylaws of Ainsworth Corp.(11)
1.9	Certificate of Limited Partnership of Ainsworth Engineered Canada Limited Partnership(11)
1.10	Limited Partnership Agreement of Ainsworth Engineered Canada Limited Partnership(11)
2.1	Indenture, dated as of July 10, 1997, among Ainsworth Lumber Co. Ltd., Ainsworth Lumber Inc. and Bank of Montreal Trust Company (the ‘‘July Indenture”)(1)
2.2	First Supplemental Indenture, dated as of February 14, 2000, to the July Indenture(3)
2.3	Second Supplemental Indenture, dated as of December 20, 2001, to the July Indenture(6)
2.4	Third Supplemental Indenture, dated as of February 27, 2004, to the July Indenture(6)
2.5	Fourth Supplemental Indenture dated as of May 19, 2004, to the July Indenture(6)
2.6	Fifth Supplemental Indenture, dated as of September 22, 2004, to the July Indenture(8)
2.7	Sixth Supplemental Indenture, dated as of January 10, 2005, to the July Indenture(11)
2.8	Seventh Supplemental Indenture, dated as of January 31, 2006, to the July Indenture(11)
2.9	Indenture, dated as of March 3, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the ‘‘March Indenture”)(6)
2.10	First Supplemental Indenture, dated as of May 19, 2004, to the March Indenture(6)
2.11	Second Supplemental Indenture, dated as of September 22, 2004, to the March Indenture(8)
2.12	Third Supplemental Indenture, dated as of January 10, 2005, to the March Indenture(11)
2.13	Fourth Supplemental Indenture, dated as of January 31, 2006, to the March Indenture(11)
2.14	Fifth Supplemental Indenture, dated as of February 27, 2006, to the March Indenture(9)
2.15	Indenture, dated as of May 19, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the ‘‘May Indenture”)(6)
2.16	First Supplemental Indenture, dated as of May 19, 2004, to the May Indenture(6)
2.17	Second Supplemental Indenture, dated as of September 22, 2004, to the May Indenture(8)
2.18	Third Supplemental Indenture, dated as of January 10, 2005, to the May Indenture(11)
2.19	Fourth Supplemental Indenture, dated as of January 31, 2006, to the May Indenture(11)
2.20	Fifth Supplemental Indenture, dated as of February 27, 2006, to the May Indenture(9)
2.21	Indenture, dated as of September 22, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the ‘‘September Indenture”)(8)
2.22	First Supplemental Indenture, dated as of September 22, 2004, to the September Indenture(8)
2.23	Second Supplemental Indenture, dated as of January 10, 2005, to the September Indenture(11)
2.24	Third Supplemental Indenture, dated as of January 31, 2006, to the September Indenture(11)
2.25	Indenture, dated as of April 18, 2006, among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth (USA), LLC, Ainsworth Corp. and The Bank of New York(10)
2.26	Exchange and Registration Rights Agreement, dated as of April 18, 2006, among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth (USA), LLC, Ainsworth Corp. and Deutsche Bank Securities Inc.(10)
4.1	Memorandum of Agreement, dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.(2)
4.2	Management and Consulting Agreement, dated April 25, 1999, between Ainsworth Lumber Co. Ltd. and 2468 Holdings Ltd.(4)

4.3	Pulpwood Agreement No. 16, dated April 26, 1990, between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia, and Ainsworth Lumber Co. Ltd., as amended(1)
4.4	Forest License A18700, dated March 24, 1998, between The Regional Manager, on behalf of Her Majesty the Queen in the Right of the Province of British Columbia, and Ainsworth Lumber Co. Ltd.(2)
4.5	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation(4)
4.6	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level(4)
4.7	Deciduous Timber Allocation No. DTAF 110001 with respect to High Level(6)
4.8	Deciduous Timber Allocation No. DTAF 110002 with respect to High Level(6)
4.9	Forest Management Agreement, dated June 25, 2002, among Her Majesty the Queen in the Right of the Province of Alberta, Tolko Industries Ltd. and Footner Forest Products Ltd.(6)
4.10	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie(2)
4.11	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie(4)
4.12	Credit Agreement, dated as of December 14, 2005(9)
4.13	Contract for General Contracting Services related to the Grande Prairie expansion, dated July 6, 2005, between Ainsworth Lumber Co. Ltd. and DEMAC Management Ltd.(9)
8.1	List of Significant Subsidiaries(11)
11.1	Code of Ethics(5)
15.1	Audit Committee Charter(9)
31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. (No. 333-07346), filed with the Commission on July 30, 1997.

(2)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 1999, filed with the Commission on May 19, 2000.

(3)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2000, filed with the Commission on June 8, 2001.

(4)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. (No. 333-83230), filed with the Commission on February 19, 2002.

(5)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2003, filed with the Commission on May 26, 2004.

(6)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. (No. 333-116068), filed with the Commission on June 2, 2004.

(7)	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. and Ainsworth Engineered Corp. (No. 333-116068), filed with the Commission on July 15, 2004.

(8)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC (No. 333-119812), filed with the Commission on October 18, 2004.

(9)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006.

(10)	Incorporated by reference to the Form 6-K of Ainsworth Lumber Co. Ltd., furnished to the Commission on April 21, 2006.

(11)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Limited Partnership, Ainsworth Engineered (USA), LLC and Ainsworth Corp. (No. 333- 134708), filed with the Commission on June 2, 2006.