Form 20-F
period 2007-12-31
AINSWORTH LUMBER CO LTD
filed 2008-03-31
CIK 1043289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
-OR-

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
As at December 31, 2007, 14,649,140 common shares were issued and outstanding.
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
Yes ☐     No ☐

PART I
Unless the context otherwise suggests, “we”, “us”, “our” and similar terms, as well as references to “Ainsworth” or the “Company”, refer to Ainsworth Lumber Co. Ltd. and its consolidated subsidiaries, references to “Voyageur” refer to Voyageur Panel Limited, predecessor to our wholly-owned subsidiary Ainsworth Engineered Corp., references to the “Minnesota OSB facilities” refer to our three OSB facilities located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids, and references to “Potlatch” refer to Potlatch Corporation, the former owner of our Minnesota OSB facilities. In this annual report, except where otherwise indicated, all amounts are expressed in Canadian dollars, references to “$” and “dollars” are to Canadian dollars and references to “U.S.$” and “U.S. dollars” are to United States dollars. As used in this annual report, “msf” means one thousand square feet, 3/8 of an inch thick, “mmsf” means one million square feet, 3/8 of an inch thick, “bsf” means one billion square feet, 3/8 of an inch thick, “North Central (7/16”)” refers to 7/16 of an inch thick North Central OSB, a product whose price is used as a benchmark in the OSB industry, “msf North Central (7/16”)” refers to one thousand square feet of North Central (7/16”), “m3” means cubic meters, “OSL” means oriented strand lumber as defined by ASTM International and “LSL” means laminated strand lumber as defined by ASTM International.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, ADVISERS AND AUDITORS
A. Directors and Senior Management.
Information not required for an annual report.
B. Advisers.
Information not required for an annual report.
C. Auditors.
Information not required for an annual report.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Information not required for an annual report.
ITEM 3. KEY INFORMATION
Cautionary Statement with regard to Forward-Looking Statements
     This Annual Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. These forward-looking statements generally can be identified by the use of statements that include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “likely,” “predicts,” “estimates,” “forecasts” or other similar words or phrases or the negative of these statements. Similarly, statements that describe our objectives, plans or goals may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Some of these risks, uncertainties and other factors include:
•	our ability to continue as a going concern;

•	our history of losses;

•	the cyclical nature of our business and our vulnerability to market factors;

•	the effects of intense competition;

•	increased OSB industry production capacity;

•	declines in demand for or pricing of OSB, our most significant product;

•	unexpected costs or liabilities incurred by us as a result of our acquisition of the Barwick and the Minnesota OSB facilities;

•	further delays, costs or liabilities surrounding the expansion of the Grande Prairie OSB facility;

•	our exposure to currency exchange risk;

•	the availability of adequate fiber supply or an increase in related costs;

•	increases in the open market price for wood fiber;

•	the effects of natural events that are beyond our control;

•	the impact of regulations relating to forest management practices;

•	the impact of increases in raw material costs;

•	the impact of mechanical breakdowns and maintenance shut-downs;

•	the impact of environmental, health, safety and other regulations;

•	the effect of work stoppages or other labor disruptions at our operations;

•	the impact of native land claims on our ability to ensure availability of adequate fiber supply;

•	the risks associated with international sales;

•	the risks related to our co-ownership arrangement for High Level;

•	the interests of our controlling shareholders;

•	the risk that tax authorities will disagree with our tax positions; and

•	the costs and difficulties of complying with the requirements of the Sarbanes-Oxley Act.
     Any forward-looking statements made by us or on our behalf are subject to these factors. These risks should be considered carefully, and readers are cautioned not to place undue reliance on our forward-looking statements. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Market and Industry Data and Forecasts
     This annual report includes market share and industry data and other statistical information and forecasts that we have obtained from independent industry publications, government publications, market research reports and other published independent sources. Some data are also based on our good faith estimates, which are derived from our internal surveys, as well as independent sources. RISI, Inc., an independent paper and forest products industry research firm (“RISI”), is the source of a considerable amount of the third party industry data and forecasts contained herein. Random Lengths Publications, Inc., a forest products industry market reporting service (“Random Lengths”), is a source of a significant amount of the oriented strand board (“OSB”) price histories. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, we cannot and do not provide any assurance as to the accuracy or completeness of included information and do not guarantee the accuracy or completeness of such information.
     Forecasts are particularly likely to be inaccurate, especially over long periods of time. Although we believe these sources to be reliable, we have not independently verified any of the data nor have we ascertained the underlying economic assumptions relied upon therein.

Presentation of Financial Information
     Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). These principles differ in certain material respects with generally accepted accounting principles in the United States (“U.S. GAAP”), as explained in note 27 to our annual audited consolidated financial statements included in Item 18.
     The consolidated financial statements in this annual report are presented on the assumption that we continue as a going concern in accordance with Canadian GAAP. The going concern basis of presentation assumes that we will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If this assumption is not appropriate, adjustments will have to be made to the carrying value of our assets and liabilities, reported revenues and expenses and balance sheet classifications. As of the date hereof, on account of our current liquidity position and forecasted operating cash flows and capital requirements for the next twelve months, there is reasonable doubt about the appropriateness of using the going concern assumption. See “Risk Factors — Risks Related to Our Business and the Forest Products Industry — We may be unable to continue as a going concern.”

A. Selected Financial Data.
Selected Consolidated Financial Data and Other Data
     The following table sets forth, for the historical periods and dates indicated, selected consolidated financial data and should be read in conjunction with our audited consolidated financial statements (the “Consolidated Financial Statements”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report. The statement of operations data for the fiscal years ended December 31, 2007, 2006, and 2005 and the balance sheet data as at December 31, 2007 and 2006 have been derived from the Consolidated Financial Statements. The statement of operations data for the fiscal years ended December 31, 2004 and 2003 and the balance sheet data as at December 31, 2005, 2004 and 2003 have been derived from our audited consolidated financial statements, which are not included in this annual report. We prepare our financial statements in Canadian dollars in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 27 to our audited consolidated financial statements included elsewhere in this annual report.

	Fiscal Year Ended December 31,
	2007	2006	2005	2004(1)	2003
	(in millions except share and per share data, ratios and production data)
Statement of Operations Data
Canadian GAAP
Sales	$544.2	$827.1	$1,248.2	$909.9	$543.0
Cost of products sold	577.3	750.0	855.9	498.2	322.8
Selling and administration	30.8	36.0	30.8	31.0	18.2
Amortization of capital assets	65.9	88.0	103.9	53.9	33.0
Loss on disposal of capital assets	0.2	2.5	—	—	—
Cost of class action lawsuit	15.1	5.1	—	—	—
Impairment of intangible assets(4)	12.2	—	—	—	—
Impairment of goodwill(3)	51.0	—	—	—	—
Write-down of capital assets(2)	80.8	55.3	—	0.8	13.7
Production line closure	—	5.9	—	—	—
Write-down of timber deposits	—	4.5	—	—	—

Operating (loss) earnings	(289.1)	(120.2)	257.6	326.0	155.3
Interest	74.1	68.9	64.9	40.7	51.2
Amortization of finance charges	—	5.4	4.9	3.2	4.9
Financing transaction costs	2.9	—	—	—	—
Loss on repurchase of debt	—	—	1.5	106.2	0.1
Other (income) expense	(6.0)	(13.1)	(10.0)	3.4	0.5
Foreign exchange (gain) loss on long-term debt	(161.3)	7.9	(28.3)	(73.8)	(76.9)
Other foreign exchange loss (gain)	16.2	(0.2)	7.8	—	—
Realized currency translation loss	11.2	4.4	—	—	—

(Loss) income before income taxes	(226.2)	(193.6)	216.8	246.3	175.6
Income tax (recovery) expense	(9.7)	(85.6)	63.6	71.2	51.9

Net (loss) income	$(216.5)	$(108.0)	$153.2	$175.1	$123.7

Basic and diluted (loss) earnings per share	$(14.78)	$(7.37)	$10.45	$11.98	$8.49
Cash dividends per share	—	$1.00	$1.00	$1.00	—
Weighted average common shares outstanding	14,649,140	14,649,140	14,649,140	14,612,506	14,558,707
U.S. GAAP
Net (loss) income	$(205.5)	$(103.2)	$154.9	$176.1	$124.3
Basic and diluted (loss) earnings per share	$(14.03)	$(7.05)	$10.58	$12.05	$8.54
Other Financial Data
Additions to capital assets	$70.1	$228.3	$57.3	$18.0	$8.2
Ratio of earnings to fixed charges(5)	—	—	4.1x	6.6x	4.1x

	Fiscal Year Ended December 31,
	2007	2006	2005	2004	2003
Other Selected Operating Data
OSB production volume (mmsf)	2,335	2,778	3,214	2,039	1,351
Specialty plywood production volume (mmsf)	146	137	143	144	119
Average OSB price realized ($ per msf (3/8”))	$191	$263	$353	$393	$335
Average specialty plywood price realized ($ per msf (3/8”))	$582	$664	$655	$677	$601

	As at December 31,
	2007	2006	2005	2004	2003
	(in millions)
Balance Sheet Data
Canadian GAAP
Cash and cash equivalents	$69.6	$74.3	$209.2	$206.1	$194.1
Total assets	1,100.6	1,504.2	1,516.0	1,432.7	627.7
Total long-term debt, including current maturities(6)	977.4	1,038.1	859.5	916.9	352.5
Capital stock	55.8	55.8	55.8	55.8	53.1
Shareholders’ equity	$12.7	$294.1	$415.2	$300.3	$171.8
U.S. GAAP
Total assets (7)	$1,108.5	$1,486.9	$1,524.1	$1,434.9	$619.3
Total long-term debt, including current maturities(6)	977.4	1,038.1	859.5	916.9	352.5
Capital stock	55.8	55.8	55.8	55.8	53.1
Shareholders’ equity (7)	$8.1	$272.9	$397.8	$286.3	$159.3

(1)	Includes the results of operations of Ainsworth Engineered Corp., the successor of Voyageur Panel Limited, from May 19, 2004 to December 31, 2004, and the results of operations of Ainsworth Engineered (USA), LLC, the entity holding our Minnesota OSB facilities, from September 22, 2004.

(2)	In 2007, as a result of revised market forecasts reflecting the substantial declines in U.S. housing starts and prolonged reductions in customer demand, we undertook a review of the carrying value of our OSB facilities. As a result, we recorded an $80.8 million write-down of the carrying value of the production assets relating to the Grand Rapids facility. In 2006, we permanently closed one of the production lines at the Bemidji, Minnesota OSB facility. A write-down of $55.3 million was recorded, representing the net book value of the capital assets attributable to the closed production line net of estimated salvage value. In 2003, we recorded a $13.3 million write-down of capital assets related to the previously planned expansion of the Grande Prairie OSB facility.

(3)	Goodwill is the excess of the purchase price over the fair value of the net identifiable assets acquired when we completed the acquisition of 100% of the voting shares of Voyageur Panel Limited in 2004. At December 31, 2007, due to revised market forecasts reflecting the substantial declines in U.S. housing starts and prolonged reductions in customer demand, we performed a review of the carrying value of the reporting unit (our Barwick OSB facility), which includes goodwill, and, as a result, recorded an impairment charge to goodwill of $51.0 million.

(4)	Intangible assets consist of an air emissions permit, an option to acquire property, access to tax incentives and use rights. In 2007, we determined that the fair value of intangible assets may not be fully recoverable in the future, resulting in an impairment charge of $12.2 million, representing the net book value of the assets.

(5)	For purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of income (loss) before income taxes, plus fixed charges during the period and (ii) fixed charges consist of interest expense on all debt, plus the portion of operating lease rental expense that is representative of the interest factor and amortization of finance charges. On January 1, 2007, as permitted under Canadian GAAP, we adopted a policy of expensing transaction costs. The below noted table does not include transaction costs in the determination of fixed charges. The following table sets forth the calculation of the ratio of earnings to fixed charges under Canadian GAAP:

	Year Ended December 31,
	2007	2006	2005		2004		2003
	(in millions, except ratio of earnings to fixed charges)
(Loss) income before income taxes	$(226.2)	$(193.6)	$216.8		$246.3		$175.6
Fixed Charges
Interest	74.1	68.9	64.9		40.7		51.2
Amortization of finance charges	—	5.4	4.9		3.2		4.9
Interest capitalized	5.1	1.5	—		—		—
Interest factor associated with operating leases	0.4	0.4	0.4		0.4		0.3

	79.6	76.2	70.2		44.3		56.4

(Loss) income before income taxes and fixed charges	$(146.6)	$(117.4)	$287.0		$290.6		$232.0

Ratio of earnings to fixed charges	—	—	4.1	x	6.6	x	4.1	x

Additional earnings required to cover fixed charges	$(226.2)	$(193.6)	—		—		—

(6)	Net of unamortized deferred discount and consent fees for 2007.

(7)	Total assets and shareholders’ equity in accordance with U.S. GAAP for the year 2006 have been adjusted by $24.0 million and $7.1 million respectively to reflect the funded status of the defined benefit pension plans as at December 31, 2006. For more information, see note 27(h) of the consolidated financial statements.
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

Annual Data	Average
2007	0.9309
2006	0.8818
2005	0.8276
2004	0.7702
2003	0.7186

Monthly Data	High	Low
March, 2008	1.0162	0.9742
February, 2008	1.0291	0.9815
January, 2008	1.0096	0.9714
December, 2007	1.0221	0.9789
November, 2007	1.0908	0.9993
October, 2007	1.0531	0.9998
     On March 30, 2008, the inverse of the Noon Buying Rate was U.S.$ 0.9823 = $1.00. Unless otherwise indicated, the exchange rate in this document used to translate U.S.$ to Canadian dollars is the inverse of the Noon Buying Rate on such date.
B. Capitalization and Indebtedness.
     Information not required for an annual report.
C. Reasons for the Offer and Use of Proceeds.
     Information not required for an annual report.

D. Risk Factors.
Risks Related to Our Senior Notes
     We have significant indebtedness, which could adversely affect our financial condition and limit our ability to fulfill our obligations.
     We currently have and expect to continue to have a significant amount of indebtedness and significant debt service obligations. As at December 31, 2007 we had total long-term debt of $977.4 million. This high degree of leverage could have important consequences to you. For example, it could:
•	make it more difficult for us to satisfy our obligations with respect to our debt securities and other indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

•	limit our flexibility in planning for, or reacting to, changes in our business and in the forest products industry.
     We may not generate cash flow sufficient to service all of our obligations.
     Our ability to make payments on our indebtedness, including our debt securities, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. Our cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to repay our indebtedness, including our debt securities, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our debt securities, on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:
•	our financial condition at the time;

•	restrictions in our indentures and our credit agreement; and

•	other factors, including the condition of the financial markets or the forest products industry, particularly the OSB market.
     As a result, we may not be able to refinance any of our indebtedness, including our debt securities, on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on our debt securities.
     The instruments governing our indebtedness contain significant restrictions that limit our operating and financial flexibility.
     The instruments governing our indebtedness contain covenants that, among other things, limit our ability to:
•	incur additional indebtedness;

•	pay dividends and make distributions;

•	repurchase stock;

•	make certain investments;

•	transfer or sell assets;

•	create liens;

•	enter into transactions with affiliates;

•	issue or sell stock of subsidiaries;

•	create dividend or other payment restrictions affecting restricted subsidiaries; and

•	merge, consolidate, amalgamate or sell all or substantially all of our assets.
     All of these restrictions may limit our ability to execute our business strategy.
          Our senior notes are structurally subordinated to the indebtedness of our subsidiaries that are not guarantors of the notes.
          Holders of our senior notes will not have any claim as a creditor against any of our existing or future subsidiaries that are not guarantors of the notes. As a result, all indebtedness and other liabilities, including trade payables, of non-guarantor subsidiaries, whether secured or unsecured, will have to be satisfied before any of the assets of non-guarantor subsidiaries would be available for distribution to us, upon a liquidation or otherwise, to meet our obligations with respect to our senior notes.
          Our senior notes are unsecured and effectively subordinated to our future secured indebtedness.
          Our senior notes are senior unsecured obligations, ranking effectively junior in right of payment to all our future secured debt, including obligations under our credit agreement, to the extent of the collateral securing the debt. In addition, the indentures governing our senior notes permit the incurrence of additional debt, some of which may be secured debt.
          If we are declared bankrupt, become insolvent or are liquidated or reorganized, any secured indebtedness will be entitled to be paid in full from our assets securing such indebtedness before any payment may be made with respect to our senior notes. Holders of our senior notes will participate ratably in our remaining unencumbered assets with all holders of our unsecured indebtedness that is deemed to rank equally with our senior notes, and potentially with secured creditors (to the extent that the collateral securing our indebtedness to them is of insufficient value to satisfy that indebtedness), and with all of our other general creditors (including trade creditors), based upon the respective amounts owed to each holder or creditor. If any of the foregoing events occur, there may be insufficient assets to pay the full amounts due on our senior notes.
          We may be unable to purchase our senior notes in the event of a change of control.
          Upon the occurrence of a change of control, as defined in the indentures governing our senior notes, we will be required to make an offer to purchase notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. We may not have available funds to pay the purchase price at the time of such an event. In addition, the terms of our credit agreement may prevent us from purchasing the notes. Under our credit agreement, a change of control would constitute an event of default that would require us to repay all amounts outstanding under the credit agreement. We may not have sufficient funds to repay our credit facility and make the required offer to purchase at the time of such event. Any future debt that we incur may also contain restrictions on the purchase of our senior notes.
          Certain bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under our senior notes.
          We are organized under the laws of the Province of British Columbia and a majority of our assets are currently located in Canada. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. Courts outside of the United States may not, however, recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor like us with property located in Canada or otherwise outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable in Canada against us without concurrent Canadian proceedings.
     The rights of the trustee to enforce remedies may be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an “insolvent person” to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal or plan for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal or plan, if accepted by the requisite majorities of creditors and approved by the court, may be binding on persons, such as holders of our senior notes, who may not otherwise be willing to accept it.
     The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, if we were to seek protection under such Canadian insolvency legislation following commencement of or during such a proceeding, payments under our senior notes may be discontinued, the trustee may be unable to exercise its rights under the indentures and holders of senior notes may not be compensated for any delays in payments, if any, of principal and interest. Further, the holders of our senior notes may receive in exchange for their claims a recovery that could be substantially less than the amounts of their claims (potentially there could be no recovery at all) and any such recovery could be in the form of cash, new debt instruments or some other security.
          Federal and state statutes in the United States and federal and provincial statutes in Canada allow courts, under specific circumstances, to void the guarantees and require the holders of our senior notes to return payments received from the guarantors.
          Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the guarantees related to our senior notes could be voided, or claims in respect of the guarantees could be subordinated to all of a guarantor’s other debts if, among other things:
•	the guarantee was incurred with the intent to hinder or delay any of such guarantor’s present or future creditors; or

•	such guarantor, at the time the debt evidenced by the guarantee was incurred, received less than reasonably equivalent value or fair consideration for the incurrence of such debt, and such guarantor:

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature;

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which such guarantor’s remaining assets constituted unreasonably small capital.
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
     We are organized under the laws of the Province of British Columbia and our principal executive offices are located in Canada. All of our directors, controlling persons, officers and many of the representatives of the experts named in this annual report are residents of Canada. A substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. It may not be possible, therefore, for you to effect service of process within the United States upon us, our directors and officers or such experts. There is uncertainty as to the enforceability in Canadian courts of (i) an original action predicated solely upon United States federal securities laws and (ii) judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws. Therefore, you may not be able to secure judgment against us, our directors and officers or such experts in a Canadian court or, if successful in securing a judgment against us or them in a U.S. court, you may not be able to enforce such judgment in Canada.
Risks Related to Our Business and the Forest Products Industry
     We may be unable to continue as a going concern.
     If our business operations continue at their current levels, we will not be able to generate sufficient cash for our operations. The significant appreciation of the Canadian dollar relative to the U.S. dollar over the past year and the decline in demand for OSB in the United States residential housing market has led to reduced operating margins. In addition, due to operating losses, log supply shortages and declining orders, since October 2007 we have experienced curtailments and/or closures at each of the Minnesota OSB facilities and at the 100 Mile House, Grand Prairie, Barwick and High Level OSB facilities. If we are required to extend existing curtailments for an indefinite period and/or close additional OSB facilities in the future, we may need to raise additional capital to continue as a going concern. We can give no assurances that additional capital will be available to us on favourable terms, or at all. Our inability to obtain additional capital, if and when needed, would have a material adverse effect on our financial condition and our ability to continue as a going concern.
     The Consolidated Financial Statements included elsewhere in this report are presented on the assumption that we will continue as a going concern in accordance with Canadian GAAP. The going concern basis of presentation assumes that we will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If this assumption is not appropriate, adjustments will have to be made to the carrying value of our assets and liabilities, reported revenues and expenses and balance sheet classifications.
     We are not currently profitable and may not become profitable again.
     We have experienced operating losses for the past seven quarters and may incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve and maintain profitability again. For the year ended December 31, 2007, we had a net loss of approximately $216.5 million. Our failure to achieve or maintain profitability could negatively impact the value of our debt securities and common shares.
     Our business is of a cyclical nature and prices of, and demand for, our products and our results of operations may fluctuate significantly based on market factors.
     The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our financial performance is dependent on the selling prices of our OSB products, which have fluctuated significantly in the past. The markets for these products are highly cyclical and characterized by (i) periods of excess product supply due to industry capacity additions, increased production and other factors, and (ii) periods of insufficient demand due to weak general economic conditions. Demand for our OSB products is primarily driven by residential and commercial construction and the repair and remodeling industries. These industries in turn are affected by factors such as real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions, all of which are beyond our control. Currently, residential construction in the United States is experiencing a severe downturn. In addition, the prices of commodity sheathing OSB and plywood have historically been unpredictable. For example, during the past six years, monthly average benchmark prices for commodity sheathing

OSB have ranged from a low of U.S.$132 per msf North Central (7/16”) in February 2008 to a high of U.S.$508 per msf North Central (7/16”) in 2004. Weakness in the market, particularly in North America, could reduce our revenues and profitability and could affect our ability to satisfy our obligations under our indebtedness. We cannot predict with certainty what market conditions, input costs, and demand and selling prices for our products will be in the future and prices or demand for our products may decline from current levels. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial condition, results of operations and cash flows. Due to the foregoing factors, our earnings and cash flows declined in 2007 as compared to 2006, and our earnings and cash flow may continue to decline over subsequent periods.
     Intense competition could reduce our market share and harm our financial performance.
     We compete in North America and in overseas export markets with numerous forest products companies, ranging from very large integrated firms, most of which are larger than we are, to smaller firms that manufacture only a few products. We also compete indirectly with firms that manufacture substitutes for wood building materials. Our competitive position is influenced by the availability, quality and cost of raw materials, energy and labor costs, plant efficiencies and productivity in relation to our competitors. Some of our competitors may have lower raw materials and labor costs and fewer environmental and governmental regulations to comply with than we do. Other competitors are less leveraged than we are and therefore have greater financial resources than we do.
     Increased OSB industry production capacity could harm our financial performance.
     We may face increased competition in the years to come when new manufacturing facilities are built in North America and elsewhere, and as a result of rising capacity due to improvements to existing mills. RISI projects that total North American OSB annual production capacity will increase by approximately 8.7 bsf, or 30%, between 2007 and 2012. If increases in OSB production capacity exceed increases in OSB demand, selling prices for OSB could decline and adversely affect our business, financial condition, results of operations and cash flows. In periods of excess capacity or reduced demand, which are characterized by lower OSB prices, we may not be able to compete with competitors who have greater financial resources and who are better able to weather a prolonged decline in prices.
     Because of our product concentration, declines in demand or prices for OSB could have a significant impact on our revenues and profitability.
     We are primarily a manufacturer of OSB and, to a lesser extent, a producer of specialty overlaid plywood. For the fiscal year ended December 31, 2007, we generated 82.4% (fiscal year ended December 31, 2006: 88.3%; fiscal year ended December 31, 2005: 91.2%) of our revenues from OSB sales. We expect that OSB will continue to account for most of our sales in the foreseeable future. This product concentration increases our exposure to variability in demand or prices for OSB.
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
     We may incur further unexpected delays, costs or liabilities surrounding the expansion of the Grande Prairie OSB facility.
     We have commenced an expansion of our Grande Prairie OSB facility involving the construction of a second production line capable of producing OSB and other structural engineered wood products. Once completed, the expansion is expected to provide us with an additional 600 mmsf of annual OSB and OSL production capacity following an initial ramp up period which is expected to last at least one year. Construction on the Grande Prairie expansion began in the fourth quarter of 2005, with major equipment deliveries occurring in 2006. Capital spending at the Grande Prairie facility is currently on hold to preserve liquidity until market conditions improve. Our inability to ultimately fund the expansion of the Grande Prairie facility, additional delays in the construction or ramp up of the second production line at Grande Prairie, or unexpected costs or liabilities which arise in the operation of the expanded Grande Prairie facility could have a material adverse effect on our business, financial condition, results of operations and cash flows.
     We are exposed to currency exchange risk which could have a material adverse effect on us.

     Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the amount of revenue in Canadian dollar terms realized by us from sales made in U.S. dollars, which reduces our operating margin and the cash flow available to fund our operations. From January 1, 2007 to December 31, 2007, the value of the Canadian dollar relative to the U.S. dollar increased by approximately U.S.$0.15, or 17.6%.
     In addition, we are exposed to currency exchange risk on our debt and assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S. dollar-denominated debt and assets into Canadian dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.
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
     In Alberta, we obtain most of our fiber requirements from our Forest Management Agreements (“FMAs”), or Deciduous Timber Allocations (“DTAs”) issued by the Alberta government, each of which is issued for a period of 20 years. Such quotas and allocations may be renewed or extended on acceptable terms. In addition, the FMAs and DTAs contain terms or conditions that could, under certain circumstances, result in a reduction of the amount of fiber available to us.
     The Barwick facility requires approximately 737,000 m3 of timber annually when operating at its full capacity of 480 mmsf per year. Although we have a current annual commitment of 551,000 m3 of timber from government-owned land under long-term agreements with the Province of Ontario, we may not be able to obtain a future supply of wood from either government or private sources on terms that are adequate to support the Barwick facility at its full operating capacity.
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
     The costs of our wood fiber, including any fees charged for fiber, logging and transportation, and market prices for purchased fiber, have historically fluctuated and could increase in the future. Any significant increase in the cost of fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.
     Our ability to harvest timber is subject to natural events that are beyond our control.
     Our ability to harvest timber is subject to natural events such as forest fires, adverse weather conditions, insect infestation, disease and prolonged drought. The occurrence of any of these events could adversely affect our ability to harvest or source timber. We may need to curtail production or purchase wood fiber from third parties, which could increase our costs and reduce cash from operations, which could, in turn, have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
     We are subject to a wide range of general and industry-specific environmental, health and safety and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. Our operation of the Minnesota OSB facilities subjects us to additional general and industry-specific environmental, health and safety laws applicable in the United States and the State of Minnesota. If we are unable to extend or renew a material approval, license or permit required by such laws, or if there is a delay in renewing any material approval, license or permit, our business, financial condition, results of operations and cash flows could be materially adversely affected. The process of obtaining certain required approvals, including the completion of any necessary environmental impact assessments, can be lengthy, subject to public input, controversial and expensive. Our failure to comply with applicable environmental, health and safety requirements, including permits related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant expenditures or reduced results of operations. Although we believe that we are in substantial compliance with all applicable environmental, health and safety laws and regulations, we regularly incur capital and operating expenditures to maintain such compliance. Nevertheless, future events such as any changes in these laws and regulations or any change in their interpretation or enforcement, or the discovery of currently unknown conditions, may give rise to additional expenditures or liabilities. Such developments could have a material adverse effect on our business, financial condition, results of operations and cash flows.
     Work stoppages or other labor disruptions at our facilities could have an adverse effect on our operations.
     Any labor disruptions and any costs associated with labor disruptions at our unionized or non-unionized facilities could have a material adverse effect on our production levels and results of operations. Our collective bargaining agreements with the United Steelworkers — IWA Council, have six year terms expiring on June 30, 2009, and cover approximately 540 employees at our Lillooet, Savona and 100 Mile House operations. In 2005, we entered into a collective bargaining agreement with the Communications, Energy and Paperworker’s Union of Canada, or CEP. This contract currently covers approximately 130 workers employed at the Barwick facility and expires on July 31, 2009. In 2006, we signed a collective bargaining agreement with the United Steelworkers, which covers approximately 130 hourly employees at our Grand Rapids facility, for a six year term expiring April 30, 2011. Our current and future inability to negotiate acceptable contracts could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to unionized workers.
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
     The courts have said that the government has an obligation to consult aboriginal people, and accommodate their concerns when there is a reasonable possibility that a government authorized activity — such as a forest tenure — may infringe asserted aboriginal rights or title, even if those claims have not yet been proven. If the government has not consulted and accommodated aboriginal people as required, the courts may quash the tenure or attach conditions to the exercise of harvesting rights under the tenure that may affect its economic value. The courts have not yet decided whether a tenure holder would have any recourse against the government in the event that its tenure is lost or impaired in this fashion.
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
     In 2007, sales to customers outside of Canada and the United States represented approximately 11.2% of our sales. Our international operations present us with a number of risks and challenges, including the effective marketing of our products in other countries, tariffs and other trade barriers and recessionary environments in foreign economies.
     The co-ownership arrangement for High Level could force us to either sell our 50% ownership interest or to buy-out the co-owner’s 50% interest.
     The memorandum of agreement that governs the co-ownership of the High Level OSB facility contains a buy-sell provision, which provides that if one co-owner offers to buy the other party’s interest, the party in receipt of such offer must either accept the offer or purchase the interest owned by the offering co-owner at the same price and on the same conditions. As a result, we could be forced to sell our interest or purchase our co-owner’s interest, which could affect our day-to-day operations and growth strategy. There can be no assurance that we would be able to assemble the resources (financial or otherwise) to purchase our co-owner’s interest.
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
     Members of the Ainsworth family currently beneficially own approximately 58% of our common shares, and consequently have the ability to exercise control over our business and affairs through their ability to elect all of our directors. These family members also have the ability to control most matters requiring shareholder approval. As with other shareholders, the Ainsworth family’s interests in our business, operations and financial condition from time to time may not be aligned with, or may conflict with, your interests.
     There is a risk that tax authorities will disagree with our tax positions. Additionally, continued losses from operations in future reporting periods may require us to adjust the valuation allowance against our future tax assets.
     We maintain reserves for known estimated tax exposures in federal, provincial and international jurisdictions. These exposures are settled primarily through the closure of audits with the taxing jurisdictions, which may produce a result inconsistent with past estimates. Although, based upon professional advice received, we believe that we have made appropriate disclosures and established appropriate reserves for known estimated exposures, if actual results differ materially from our estimates we could experience a material adverse effect on our financial condition, results of operations and cash flows. To the extent Canadian or any foreign tax authorities disagree with our tax positions, we could become subject to tax liabilities and penalties. Such differences could have a material adverse effect on our income tax provision or benefit, or other tax reserves, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows for such period.
     The costs and risks associated with Sarbanes-Oxley regulatory compliance may have a material adverse effect on us.
     Currently, as a foreign private issuer with reporting obligations under U.S. securities laws, we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the United States Sarbanes-Oxley Act of 2002, so that our management can certify as to the effectiveness of our internal controls. Our independent registered chartered accountants must also, under current rules, render an opinion on the effectiveness of our internal control over financial reporting by the time our annual report for the year ended December 31, 2008 is due. As a result, we expect to incur substantial expenses to test our systems. In addition, if our management is unable to certify the effectiveness of our internal controls or if our independent registered chartered accountants cannot render an opinion on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on our business.
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
     In 1996, the Alberta Lands and Forest Service requested proposals for a DTA in the Footner Timber Development Area in Northern Alberta. In January 1997, we made a joint proposal with Grant Forest Products Corp., through Footner Forest Products Ltd., to construct and operate an OSB plant near High Level, Alberta upon receipt of a 20-year DTA. In September 1997, the Alberta government announced that the Footner proposal had been selected. Construction of the High Level OSB facility began in August 1999 and was completed in the fall of 2000.
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
     On May 19, 2004, we acquired all of the outstanding shares of Voyageur, a private Canadian company owned by Boise Cascade Corporation (47% owner), Abitibi Consolidated Company of Canada (21% owner), the Northwestern Mutual Life Insurance Company (17% owner) and Allstate Insurance Company (15% owner) for an aggregate purchase price of U.S.$206.7 million (which included U.S.$49.0 million of net working capital). The acquisition required us to pay up to U.S.$10 million in additional consideration on March 31, 2005 in the event that OSB produced by the Barwick facility was sold at an average price that exceeded $275 per msf between the closing of the acquisition and December 31, 2004. The actual additional consideration paid on final settlement was U.S.$8.6 million. Immediately following our acquisition of Voyageur, Voyageur was amalgamated with our wholly-owned subsidiary, Ainsworth Engineered Corp., a Nova Scotia unlimited liability company.
     On September 22, 2004, we acquired all of the assets and certain related net working capital used by Potlatch in the operation of three OSB facilities that are located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids. The assets were acquired by Ainsworth Engineered (USA), LLC, our wholly owned subsidiary. In connection with the acquisition, we paid Potlatch a purchase price of approximately U.S.$455.5 million (including certain adjustments upon closing).
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
     In March 2005, we entered into a volume supply arrangement to harvest approximately 464,000 m3 of timber at commercial terms over a period of twenty years with renewal ability provisions. The agreement is with a First Nations business, Netaskinan Development Corporation, in Alberta. The agreement allows for the harvest and delivery of hardwood and softwood timber to locations of our choosing.
     During the third quarter of 2005, we commenced the expansion of the Grande Prairie facility to add a second production line.
     On September 2, 2005, we completed the purchase of 100% of the shares of Chatham Forest Products, Inc., a Rhode Island company which holds an air emissions permit and property rights for a proposed OSB project in Lisbon, New York. Of the total purchase price of U.S.$7.8 million, U.S.$6.1 million was paid in cash at closing. A payment of U.S.$0.9 million was paid on March 2, 2007 and the remainder of U.S.$0.8 million will be paid on the earlier of initial commercial OSB production or September 2, 2008. No commitment to proceed with the proposed OSB project has been made.
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
     On September 15, 2006, we signed a forest license agreement with the Government of British Columbia to salvage up to 10.5 million m3 of mountain pine beetle-attacked timber for OSB production. The non-replaceable forest licence allows annual harvesting of 700,000 m3 from the Quesnel timber supply area for 15 years. Under the terms of the license agreement, harvesting cannot take place until substantial completion of a new or expanded OSB facility. Ainsworth’s intention is to construct a state-of-the-art OSB manufacturing facility in the Quesnel-Prince George region of B.C.’s central interior. A definitive construction schedule and final site location has yet to be determined. We also declined a similar licence in the Prince George timber supply area, forfeiting $2.4 million in timber licence deposits as a result.
     We suspended OSB production at our Grand Rapids and Cook facilities in Minnesota effective September 22, 2006 for an indefinite period. Production resumed on March 21, 2007 at our Cook facility. Throughout 2007 the OSB market was challenged by the poor U.S. housing market coupled with new and scheduled OSB capacity additions. Our Cook and Bemidji facilities took temporary shutdowns during the fourth quarter of 2007 and operated on a reduced production schedule starting at the end of October. During the fourth quarter we also announced the indefinite closure, effective December 20, 2007, of our jointly-owned OSB facility at High Level. The closure is due to operating losses arising from continued depressed OSB prices, high freight costs to key markets, local electricity and taxation rates, reduced customer demand due to the severe decline in North American housing starts and the stronger Canadian dollar. Our other OSB facilities were also closed from December 24, 2007 through January 1, 2008. On January 16, 2008 we indefinitely curtailed production at our Cook OSB facility. Production will resume when warranted by improved market conditions. In addition, in January and February 2008 we announced additional curtailments at our Grande Prairie and 100 Mile House OSB mills.
     In 2006, we, along with other North American OSB producers, were named as a defendant in several lawsuits alleging violations of United States antitrust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On August 3, 2007, the court granted the direct purchaser plaintiffs’ class certification motion and granted in part and denied in part the indirect purchaser plaintiffs’ class certification motion. In October 2007 we finalized a settlement agreement with the direct purchaser plaintiffs. Under the terms of the agreement, we paid U.S.$8.6 million into escrow to be distributed across the settlement class. In January 2008, we finalized a settlement agreement with the indirect purchaser plaintiffs and paid U.S.$1.3 million into escrow to be distributed across the settlement class. In March 2008 we received preliminary court approval of these settlement agreements. We continue to believe that the allegations against us in these claims are entirely without merit. The decision to enter into the settlement agreements is solely an attempt to avoid prolonged litigation.
Capital expenditures for 2005 were $57.3 million, of which $26.2 million related to the Grande Prairie expansion. The remainder of our capital expenditures centered around several small-scale maintenance of business and profit improvement projects. During 2006, we incurred capital expenditures of $228.3 million, of which $181.2 million was related to the Grande Prairie expansion work. In 2007, capital expenditures were $70.1 million with $60.8 million of that related to the Grande Prairie expansion. As at December 31, 2007, we were also committed to purchase machinery, equipment, engineering and management support services totaling $5.3 million related to this project. Once completed, the second production line at Grande Prairie will add an additional 600 mmsf of OSB, OSL or LSL capacity to the Grande Prairie facility, following an initial ramp up period. Originally scheduled for completion in the spring of

2007, the completion of construction on the second production line at Grande Prairie has been delayed indefinitely in order to preserve liquidity in an environment of escalating construction labour and material costs.
     On February 15, 2008 we announced that we had commenced an exchange offer for our senior notes and a consent solicitation from holders of senior notes to certain amendments to the respective indentures governing such notes. On March 15, 2008 we announced that the exchange offer and consent solicitation had expired without any notes being exchanged thereunder.
     On March 26, 2008, we completed the sale of an unused finger-joined operation located in Abbotsford, British Columbia for net proceeds of $3.4 million. The carrying value of the facility, which was classified as a discontinued operation in 2001 and permanently closed in 2004, was $650,000 as at December 31, 2007. The sale was made as part of our strategy to enhance liquidity by monetizing non-core assets.
     Under the terms of our U.S.$44.4 million equipment financing facility, if our liquidity falls below U.S.$75.0 million, the lender may require us to prepay interest for a period of twelve months. At December 31, 2007 our liquidity for the purpose of this financing facility was $73.1 million (U.S.$73.8 million). On March 26, 2008, we received a prepayment notification from the lender and will be required to pay interest of U.S.$2.5 million on or before April 1, 2008.
     Our principal executive offices are located at:
     3194 Bentall IV, P.O. Box 49307, 1055 Dunsmuir Street
     Vancouver, British Columbia, Canada V7X 1L3
     604-661-3200
B. Business Overview
     Markets in Which We Operate
     Oriented Strand Board Market
     OSB is a structural panel used in building applications, primarily as residential roof, wall and floor sheathing. Growth in the structural panel industry, which includes plywood and OSB, is primarily driven by new residential construction, home renovation and industrial market activity. RISI estimates that in 2007, 46% of all OSB and plywood structural panels consumed in the U.S. were used in the construction of single family homes, multi-family homes or mobile homes. In terms of total volume of OSB and plywood structural panels consumed in North America, RISI estimates that consumption increased from 30.2 bsf in 1995 to 37.8 bsf in 2007, a compounded average annual growth rate of 1.9%. The relative abundance of fast growing deciduous and under-utilized coniferous trees, combined with an automated manufacturing process, results in a significant cost advantage for OSB over plywood. RISI estimates that in 2007 the average variable cost of production of OSB was $148 per msf in western Canada, $159 per msf in the U.S. north central region, $161 per msf in the U.S. southern region and $151 per msf in Ontario and Quebec, compared to a 2007 average variable cost of production of plywood of $272 per msf in British Columbia and $232 per msf in the southern United States. The efficient production of plywood is expected to be limited by the decline in the supply of cost-effective plywood-quality timber. We believe OSB’s lower cost and comparable performance characteristics versus plywood will continue to drive the market shift from plywood to OSB and support the growth of our business. According to RISI, OSB’s share of the North American structural panel market has increased from 35% in 1995 to 61% in 2007, and is projected to grow to 75% of the market by 2012. Furthermore, RISI estimates that between 1995 and 2007 annual consumption of OSB in North America grew at a 6.3% compounded annual rate. In addition to the growing commodity sheathing market, OSB continues to penetrate new markets through the use of new manufacturing techniques that incorporate OSB into higher valued specialty industrial products such as webstock, rimboard, radiant barrier sheathing and stair systems. The following table shows a representative production cost comparison between plywood and OSB:
Plywood and OSB Production Cost Comparison

	Plywood	OSB
Wood	$131	$49
Labor	64	29
Energy	21	10
Glue & Wax	22	44
Supplies	22	16

Gross Variable Costs	260	148
Residuals	(28)	—

Total Variable Costs	$232	$148

Source: RISI, North American Wood Panels 5-Year Forecast, December 2007: 2007 Average Variable Costs for Western Canadian OSB and Southern Yellow Pine Plywood ($  per msf).
     Demand for structural panels has historically been correlated to residential and commercial construction and repair and remodeling industries in North America, Asia and Europe. According to RISI, from 1991 through 2006, U.S. housing starts grew at a 3.9% compounded annual growth rate while residential improvements expenditures (adjusted for inflation) grew at a 1.3% compounded annual growth rate. According to figures reported by the US Commerce Department, total U.S. housing starts for 2007 were 1.35 million units, which is down 24.8% from 1.80 million in 2006 and down 34.6% from 2.07 million in 2005.. According to Harvard University’s Joint Center for Housing Studies, U.S. new home demand is projected to total about 19.5 million units, or an annual average of 1.95 million units, from 2005 to 2014. We believe that housing starts will continue to be primarily single-family construction, as opposed to multi-family homes, which has accounted for over 80% of all homes built in the 2000 to 2007 period. In addition, according to RISI, the average U.S. single-family home size in 2007 was an estimated 2,511 square feet, 20% larger than the average single-family home size in 1994.
     North American structural panel prices fluctuated considerably in the last fifteen years. Starting at recession lows in 1991, prices increased to record levels by 1994. The increase was particularly pronounced for OSB, but plywood prices also increased significantly. Due to large increases in OSB production capacity, OSB prices declined from 1995 to 1997, reaching a record low price of U.S.$122 per msf North Central (7/16”) in April 1997. In 1998, OSB prices started to recover and reached historically high levels in July 1999 before again declining to a cyclical low in 2001 and 2002. By mid-2003, OSB benchmark prices had rebounded, peaking at a monthly average record of U.S.$465 per msf North Central (7/16”) set in October 2003, well above the previous monthly average record of U.S.$351 per msf North Central (7/16”) set in July 1999. In 2004, new record monthly average prices were set in each of February, March and April. The highest monthly average price was reached in April 2004, at U.S.$508 per msf North Central (7/16”). After reaching the April 2004 peak, OSB prices generally declined during the remainder of the year. Monthly average prices fell to as low as U.S.$235 per msf North Central (7/16”) in November 2004, before rebounding to U.S.$299 per msf North Central (7/16”) in December 2004. In 2005, monthly average OSB prices continued to be quite volatile, ranging from a low of U.S.$253 per msf North Central (7/16”) in August 2005 to a high of U.S.$388 per msf North Central (7/16”) in each of March and October 2005. In 2006, monthly average OSB prices declined steadily from a high of U.S.$304 per msf North Central (7/16”) in January 2006 to a low of U.S.$156 per msf North Central (7/16”) in December 2006. In 2007, the sharp reduction in both new home construction activity and OSB demand resulted in reported average monthly OSB prices ranging from U.S.$141 per msf North Central (7/16”) to U.S.$191 per msf North Central (7/16”).
     The North American OSB industry is relatively consolidated. According to RISI, the top five suppliers accounted for more than 70% and the top eight suppliers accounted for more than 90% of North American capacity in 2007.
     Given the growing demand for structural panels and the cost advantage of OSB over plywood, we expect that the OSB industry will continue to introduce additional manufacturing capacity. Due to the long lead times associated with the construction and ramp up of new OSB mills, major capacity additions have traditionally taken 18 months to come on line and several more months to reach full production levels. RISI projects that the total North American OSB annual production capacity will increase by approximately 8.7 bsf, or 30%, between 2007 and 2012, while total plywood annual production in the same period will decrease by nearly 5.1 bsf, or 29%. RISI also projects that North American annual consumption of OSB will increase by approximately 12.2 bsf, or 53%, during the same period, while total plywood annual consumption will decline by 3.4 bsf, or 23%. Given these demand and supply dynamics, RISI projects the demand-capacity ratio for OSB to average 88% from 2007 through 2012.
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
Specialty Overlaid Plywood Market
     Specialty overlaid plywood is manufactured with resin impregnated paper sheets bonded onto one or both surfaces of the specialty engineered plywood panels under heat and pressure. The resulting product combines the strength of a heavy-duty wood product with the superior wear characteristics of an overlaid surface. These features effectively meet the demanding requirements of concrete forming, equipment decking and paint-grade signs. The principal application is in the manufacture of concrete forms where the overlaid feature offers a number of key benefits including a smooth concrete finish without defects or wood grain patterns, ease of removal from the cured concrete and durability. We believe that specialty overlaid plywood forms currently account for over 45% of the total concrete forming market with the remainder of demand met with commodity non-overlaid wood panels. Specialty overlaid plywood is specified by contractors and architects in applications requiring smooth visible concrete surfaces, including high rise and sports complex construction, water treatment facilities, airports and highway infrastructure projects.
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
Our Business
Overview
     We are a leading manufacturer of engineered wood products including OSB and specialty overlaid plywood. We are currently the fourth largest manufacturer of OSB in North America according to RISI, and we believe one of the lowest-cost suppliers of OSB to the markets we serve. Based in Vancouver, British Columbia, we own and operate three modern, strategically located OSB manufacturing facilities in Canada, and we maintain a 50% ownership interest in a fourth Canadian facility, the High Level OSB facility. High Level has the largest designed annual production capacity of any single-line OSB facility in the world. We also own three OSB manufacturing facilities located in northern Minnesota. In addition to our OSB operations, we are one of the two largest manufacturers of specialty overlaid plywood in North America.
     We use hardwood and softwood fiber for the production of OSB, and softwood for the production of specialty overlaid plywood. For the most part, our hardwood and softwood fiber is delivered to our facilities in the form of logs. We have long-term timber tenure agreements with the provincial governments of British Columbia, Alberta and Ontario, and other long-term supply agreements that currently provide over 89% of the wood fiber requirements for our Canadian operations.
     We produce, market and distribute a wide range of commodity and value-added OSB and specialty overlaid plywood products. We sell our products to North American and offshore export markets, primarily Japan. We have a well-established sales presence and long-standing customer relationships in our largest markets. In 2007, approximately 44% of our production was in the form of AinsworthEngineered(R) value-added products, including export-standard OSB and specialty industrial OSB and plywood products. These products generally exhibit more stable pricing and command a premium price over commodity OSB sheathing and commodity plywood sheathing products.
     Our business has grown significantly over the last 13 years and as a result, the construction, acquisition, expansion and modernization of OSB facilities has become an ongoing part of our corporate development. We completed 100 Mile House in 1994, Grande Prairie in 1995 and High Level in 2000. We have made additional capital improvements at 100 Mile House and Grande Prairie since their commissioning, and we expect to finalize construction of a second production line at our Grande Prairie facility once financial and business conditions have improved. We purchased four OSB facilities in 2004: in May 2004 we completed the acquisition of an OSB mill in Barwick, Ontario and then in September 2004 we acquired three OSB mills in northern Minnesota.
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
     Our common shares are traded on the Toronto Stock Exchange. For the year ended December 31, 2007, we generated revenues of $544.2 million and a net loss of $216.5 million. For the year ended December 31, 2007, we generated 82.4% of our revenues from OSB sales.
Competitive Strengths and Opportunities
     We believe that our business has the following competitive strengths and opportunities:
     Established Modern OSB Facilities.
     Our four established Canadian OSB facilities, 100 Mile House (British Columbia), Grande Prairie (Alberta), High Level (Alberta) and Barwick (Ontario), utilize modern automated equipment and have economies of scale that increase efficiency and provide us with competitive advantages. The High Level facility, while currently indefinitely closed, is the world’s largest single-line OSB facility with a designed annual production capacity of 860 mmsf, twice that of the average North American single-line OSB facility. High Level utilizes a continuous press that results in greater production capacity, faster press times and higher productivity. In 2007, our wholly-owned Grande Prairie facility was benchmarked by an independent forest products research firm against 12 other North American OSB facilities and scored in the top one-third in key operational measures based on calendar year 2006, including employee productivity and wood recovery. Production at our wholly-owned 100 Mile House facility is focused on value-added products that command premium pricing and generally yield higher margins than commodity OSB sheathing. The Barwick facility was completed in 1997, and uses modern automated equipment that allows us to adjust our relative production of commodity and value-added OSB products to changes in market price and customer demand. Our acquisition of the Minnesota OSB facilities has significantly enhanced our geographic balance, flexibility and product diversity and allowed us to optimize our overall efficiency and increase our ability to provide excellent service and flexibility to customers in the Central and Western regions of the United States.
     Proven OSB Operators.
     Our senior managers average over 20 years of experience in the forest products industry and most of them played key roles in the design and implementation of the 100 Mile House, Grande Prairie and High Level OSB facilities. All three OSB facilities were completed on time and on budget. We completed construction of the 100 Mile House facility in 1994 with a designed annual production capacity of 360 mmsf and currently have the ability to operate the mill at an estimated annual production of approximately 425 mmsf or 18% above its original designed capacity. Similarly, we completed construction of the Grande Prairie facility in 1995 with a designed annual production capacity of 540 mmsf and have the ability to operate the mill at an estimated annual production of approximately 665 mmsf, or 23% above its original designed capacity. The Grande Prairie facility is being expanded through the addition of a second production line capable of producing OSB, OSL and LSL. This expansion project has been curtailed until financial and business conditions improve. We also have improved our OSB business by reducing production costs while manufacturing a greater percentage of value-added products. Since acquiring the Barwick facility in May of 2004, we have increased its annual production capacity by approximately 10%. The Barwick facility currently has an estimated annual production capacity of 480 mmsf. The Minnesota OSB facilities have an estimated aggregate annual production capacity of 1,135 mmsf.
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
     Growing Value-Added Product Mix.

     Our business strategy is to continue to increase our revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, which enhances our profitability. Value-added products also exhibit more stable pricing than commodity OSB. We plan to continue to use our versatile manufacturing equipment to enhance our offerings of high-quality AinsworthEngineered(R) value-added products across our OSB and specialty plywood businesses. Our core management has skills and experience in all aspects of the value-added engineered wood products business, including product development, manufacturing, marketing and distribution, among others. We believe that our value-added product strategy improves our financial results and helps us maintain profitability through industry cycles. The addition of the second production line at our Grande Prairie facility, when completed, will further support our value-added product strategy. The continuous press technology that will be employed in this new line will allow us to produce a number of structural engineered wood products including OSB, OSL and LSL.
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

      Timber Tenure Agreements
     The following table presents information about the long-term wood fiber supply agreements at each of our Canadian OSB facilities:

	Estimated Annual	Long-term Supply	Percent of
	Requirement (m3)(1)	Agreements (m3)	Requirement

100 Mile House	650,000	645,000	99%
Grande Prairie(2)	944,000	791,000	84
Barwick	737,000	551,000	75
High Level(3)	1,323,000	1,261,000	95

Total	3,654,000	3,248,000	89%

(1)	At the greater of design capacity or operating capacity.

(2)	Does not take into account the new second production line at Grande Prairie. Construction on the second line has been halted until financial and business conditions improve.

(3)	Assumes the High Level OSB facility is operated at or near its designed annual production capacity of 860 mmsf.
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
     We estimate that, in the long run, we will use all of our 330,000 m3 of harvesting rights within the timber supply area covered by the pulpwood agreement. Our agreements with West Fraser ensure a long-term supply of 100,000 m3 per year through 2006 and 150,000 m3 beginning 2006 through 2011. Our agreements with West Fraser may be subject to a reduction as a result of West Fraser’s 20% take back as a result of the Forestry Revitalization Act (Canada). In 2007 we expect to finalize the exact amount of the reduction. In 2003 and 2004 we also secured long-term access to an additional 175,000 m3 per year of pulpwood in the form of government tenures. The balance of our annual requirement will be derived from market purchases and shorter term agreements.
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
     Our Grande Prairie DTA is the primary source of fiber for our Grande Prairie OSB facility, capable of supplying approximately 100% of the existing production line’s fiber requirements at full capacity during the period 2008 to 2025, and approximately 80% in subsequent years. The mill’s fiber requirement was 920,000 m3 for the year ending December 31, 2007. The balance of the Grande Prairie OSB plant’s requirements can be purchased from other low-cost sources, including private land and government purchases, industrial timber salvage, incidental deciduous volumes generated by non-DTA harvesting operations of other operators and volume gained through modified harvesting practices to increase utilization.
     The fiber for the new second production line at Grande Prairie will be derived from a combination of long-term DTA agreements with the Alberta government and long-term private wood purchase contracts. We estimate that the long-term agreements will be sufficient to supply all of Grande Prairie’s second production line anticipated requirements at its designed annual production capacity of 600 mmsf of OSB, OSL or LSL. We expect to source some of our annual requirements from market purchases and shorter term agreements in order to minimize our fiber costs.
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
      Ontario
     We have a long-term timber supply agreement with the Province of Ontario that is administered through related agreements with a major pulp and paper company that holds Sustainable Forest Licences, or SFLs, with the Province of Ontario. This agreement ensures that a defined timber volume will be harvested solely for use by the Barwick facility. This timber volume commitment from the Province of Ontario represents up to 551,000 m3 per year or approximately 75% of current fiber requirements of the Barwick facility.
      Timber Supply Agreement
     We have a timber supply agreement with the Province of Ontario that provides for a direct license to us, or to entities with related contracts to deliver timber to us, to harvest from public land up to 475,000 m3 of timber annually from the Crossroute Forest Crown Management Unit located adjacent to the Barwick facility, and 76,000 m3 of timber annually from the Dog River-Matawin Forest. This timber supply agreement is renewable and the current term expires in September, 2015. The AAC of this agreement can supply approximately 75% of the current fiber requirements of the Barwick facility. We have a re-stated timber supply agreement with Abitibi Consolidated Inc.(“ACI”) under which ACI oversees timber harvesting on our behalf on the Crossroute Forests.

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
      Minnesota
     The Minnesota OSB facilities use a mix of hardwood tree species, predominantly aspen and birch, as well as balsam, balm, basswood and pine, as the primary raw materials for their products. The location of the mills in the forested northern portion of Minnesota has enabled them to obtain an adequate supply of wood fiber from within reasonable distances of the mill sites. Minnesota has a very diverse and fragmented land ownership demographic. Ainsworth sources a small portion of its annual timber supply requirement through timber permits purchased at auctions. The majority of its timber supply requirement is sourced from open market suppliers and private timber contracts. In late 2004, Ainsworth entered into a log supply contract with Potlatch Corporation. Under the terms of the contract Potlatch will supply a minimum of 95,000 green tons per year over the next five years. The Minnesota mills generally do not enter into long-term wood fiber supply contracts with third parties.
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
      Forest Management
     We have developed a detailed forest management plan for the Grande Prairie DTA and have committed to a proactive public involvement program in the development of the plan. The detailed forest management plan has received governmental approval. We have also completed an independent audit of our operations at Grande Prairie, the results of which were submitted to the government and summaries made available to the public. The audit established that we met or exceeded government requirements. In December 2006, our Grande Prairie woodlands passed their ISO 14001 audit and also passed a CAN/CSA—Z809 audit.
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
Environmental Regulation
     In addition to the laws and regulations governing the management and stewardship of the forests where we harvest timber, we are subject to numerous environmental laws and regulations of general application, including those relating to air emissions, effluent discharges, waste management and remediation of contaminated soil and ground water. Environmental laws and regulations may impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Compliance with environmental laws and regulations can significantly increase the costs of our operations and otherwise result in significant costs and expenses. Violations of environmental laws and regulations can subject us to additional costs and expenses, including legal defense costs and expenses and civil and criminal penalties. We have obtained, or are applying for amendments to, the necessary environmental operating permits required to conduct our business. These include, for example, permits for emissions, landfills for disposal of boiler ash and beneficial use of certain solid waste. We believe that all of our operations are in substantial compliance with all operating permits. Any future change in requirements or in the enforcement of existing regulations could result in incremental cost and potentially restrict our operations.
In 2004, the U.S. Environmental Protection Agency developed new Maximum Achievable Control Technology (“MACT”) requirements that establish new air emission limits for OSB and plywood manufacturing facilities, including the Minnesota OSB facilities. Compliance with these standards will be required by October 1, 2008. It is expected that our Bemidji and Cook facilities will be compliant by the required deadline, and the necessary upgrades will be performed at Grand Rapids before production resumes at that facility. In 2005, the Ontario Ministry of the Environment introduced new air emission standards and reporting requirements which affect all industries in the Province of Ontario. Some of these standards became effective in November 2005, while the timelines for overall compliance vary depending upon the NAICS classifications of the industries in question. We expect that our facility in Barwick, Ontario will not be required to comply with these requirements before 2013.

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
      Marketing and Sales
     The principal markets for our products are the United States, Canada, Asia and the United Kingdom. In North American markets, products are sold to a large network of wholesale distributors, building materials professionals and other integrated forest products companies such as Louisiana-Pacific, Boise and Roseburg Forest Products. Sales to Japan and other overseas markets are handled by Interex Forest Products Ltd., a cooperative sales company owned by six western Canadian forest product companies, including ourselves. Within Interex, we are the sole wood panel producer, providing both OSB and specialty overlaid plywood products. The combined volume and mix of products provided by Interex enables the members to more effectively compete against other large-scale, integrated forest product companies than would be the case if each member independently employed an export marketing program. Interex maintains sales offices in Vancouver and Tokyo, Japan, and has local representatives in other major markets. Interex receives a commission on the sales that it consummates. Any commission amounts exceeding Interex’s operating costs are refunded to its members on a yearly basis based on volumes shipped. We also have sales agents in a number of overseas markets that service key OSB and specialty overlaid plywood customers.
     The following table sets out our net sales by region for the fiscal years 2007, 2006 and 2005.

	Year ended December 31,
	2007	2006	2005
	(in millions)
Geographic sales information(1)
United States	$420.6	$723.1	$1,135.3
Canada	62.7	59.0	81.6
Overseas	60.9	45.0	31.3

Total	$544.2	$827.1	$1,248.2

(1)	Sales figures reported in this table include freight revenue.
     A key component of our business strategy is to target higher-end niche markets where products successfully compete on the basis of superior quality and performance while maintaining a low-cost position on commodity sheathing OSB products. To this end, we have been active in understanding customer needs as they relate to the growing acceptance of engineered wood systems for housing construction. Additionally, we continue to identify new market opportunities in non-construction sectors and are responding by developing products with the required performance attributes. See “— Research and Development; Intellectual Property”.
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
     The introduction of OSB to the Japanese market is relatively new. Although OSB currently represents only a small proportion of the Japanese panel market, we expect OSB to capture an increasing share of the Japanese structural panel market, albeit at a much slower pace than the one experienced in North America over the last 30 years. We hold a leading position in that market, with an estimated 60% market share for all OSB imported into Japan in the year ending December 31, 2007. Other North American OSB producers have generally played only a peripheral and opportunistic role in this market. Our principal competition in Japan remains domestic softwood plywood, Southeast Asian hardwood plywood and European OSB.
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
Legal Proceedings
     In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On August 3, 2007, the court granted the direct purchaser plaintiffs’ class certification motion and granted in part and denied in part the indirect purchaser plaintiffs’ class certification motion. In October 2007, the Company finalized a settlement agreement with the direct purchaser plaintiffs. Under the terms of the agreement, the Company paid $8.6 million (U.S.$8.6 million) into escrow to be distributed across the settlement class. In January 2008, the Company finalized a settlement agreement with the indirect purchaser plaintiffs. Under the terms of the agreement, the Company paid $1.3 million (U.S.$1.3 million) into escrow to be distributed across the settlement class. These settlement amounts, along with associated legal costs of $5.2 million (2006: $5.1 million), were reflected in the Company’s results as at December 31, 2007. The Company received preliminary court approval of these settlements in March 2008. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreements was solely an attempt to avoid prolonged litigation.
     In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2007 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.
C. Organizational Structure
     The Company’s business and property interests are held either directly or through wholly owned subsidiaries. Additional information on the organizational structure is provided under the “History and Development of the Registrant” section of this report.

D. Property, plant and equipment
      Overview
      Facilities
     Our facilities have a total estimated annual production capacity of approximately 3,135 mmsf of OSB and 156 mmsf of specialty overlaid plywood. We have some of the most modern, productive manufacturing facilities in North America. In fiscal 2007 we incurred capital expenditures of approximately $70.1 million, of which $60.8 million is related to the Grande Prairie expansion. Our facilities have historically operated at or near their estimated annual production capacities. In 2007 our total production was below capacity as a result of indefinite or temporary production curtailments at all locations.

Estimated
Annual
Production
Capacity(1)
Oriented Strand Board (mmsf)
Grande Prairie, Alberta(2)	665
100 Mile House, British Columbia	425
Barwick, Ontario	480
High Level, Alberta (50%-owned by us)(3)(4)	430
Bemidji	315
Cook (4)	440
Grand Rapids (4)	380

Total OSB annual production capacity	3,135
Specialty Overlaid Plywood (mmsf) Savona, British Columbia (Plywood)	156

(1)	As of December 31, 2007.

(2)	The construction of a second line at the Grande Prairie facility was halted indefinitely during 2007. This new production line, when completed, has a designed annual production capacity of 600 mmsf of OSB, OSL or LSL.

(3)	The designed annual production capacity is 860 mmsf and 50% of the production is ours.

(4)	Production at these facilities is currently indefinitely curtailed.
Oriented Strand Board
      Grande Prairie.
     In Grande Prairie, Alberta we own and operate one of the world’s largest capacity single-line OSB facilities. This facility began production in December 1995 with a design annual production capacity of 540 mmsf. It has the ability to operate at an annual capacity of approximately 665 mmsf, or 23% above the original design capacity. The facility consumed 920,000 m3 of fiber in 2007 and is estimated to consume 944,000 m3 when operating on a full production schedule. The Grande Prairie operation occupies about 160 acres of land owned by us and has easy access to rail service. Grande Prairie uses a 12-foot wide forming line and press that provide the flexibility to cost-efficiently produce a variety of panels in dimensions and grades to suit both the North American and Japanese building construction and industrial markets. Grande Prairie’s low-cost position is supported by an abundant and economic fiber supply, economies of scale and superior up-time and on-grade performance.

     In 2002, we invested approximately $9 million in Grande Prairie to increase capacity and reduce production costs. During the third quarter of 2005, we commenced an expansion of the Grande Prairie facility, however, in 2007 the expansion work was halted. The total project cost is estimated at $350 million, with $259 million spent as of December 31, 2007. The expansion has been postponed until business conditions improve. Following an initial ramp up period, the expansion will add an estimated additional 600 mmsf of OSB, OSL or LSL annual production capacity to the Grande Prairie facility.
      100 Mile House.
     We own and operate the 100 Mile House, British Columbia facility, which began operations in the fall of 1994. We originally built 100 Mile House with a design annual production capacity of 360 mmsf and currently we have the ability to operate the facility at an annual capacity of approximately 425 mmsf, or 18% above the original design capacity. The facility consumes approximately 650,000 m3 of fiber annually. The 100 Mile House operation occupies about 57 acres of land owned by us and is directly serviced by rail.
     This facility was the first OSB operation in the world to adopt a nine-foot wide forming line and press that provide significant flexibility over the more traditional eight-foot wide press allowing us to efficiently serve the Japanese residential construction market where three-foot wide OSB is the standard. In addition, this facility is our principal source of value-added OSB products for North American residential construction including webstock for the manufacture of wood I-joists, rimboard for construction of engineered floor systems, stair treads and “jumbo panels” used in recreational vehicles (RV) and structural insulated panels (SIP) manufacturing.
      Barwick.
     In May 2004, we acquired a modern OSB mill located at Barwick, Ontario. This mill was constructed at a cost of U.S.$123 million and began operations in 1997 with a design production capacity of 375 mmsf. It currently has the ability to operate at an annual capacity of approximately 480 mmsf, or 28% above the original design capacity. The facility consumes approximately 737,000 m3 of fiber annually and occupies 238 acres of land owned by us and directly serviced by rail. Approximately $19 million in capital has been invested in this facility since construction was completed, including costs associated with the addition of a third strander in April 2002. We believe that, for the foreseeable future, the Barwick facility will require only modest expenditures for maintenance and capital improvements in line with historical averages.
      High Level.
     We are a 50% co-owner of the OSB facility at High Level, Alberta, which commenced operations in October 2000 as the largest single-line OSB facility in the world with a design annual production capacity of 860 mmsf. In 2007, the facility operated at an annual capacity of approximately 611 mmsf, or 71% of the original design capacity. In December of 2007 the facility was indefinitely curtailed and is not expected to resume operations in the near future. When running at full capacity, the plant will consume approximately 1.3 million m3 of fiber annually. High Level has low-cost timber allocations granted by the government of Alberta and long-term volume supply agreements that together provide approximately 92% of High Level’s timber needs at full capacity. This timber is secured through 2016. The High Level operation occupies approximately 643 acres of land owned by the co-owners and is directly serviced by rail.
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
     The Cook facility commenced production in 1983. In January 2001, a modernization and expansion program was completed, which resulted in an increase in the annual production capacity of its single production line from 250 mmsf to an estimated annual production capacity of 440 mmsf, and a corresponding reduction in unit manufacturing costs. Production was curtailed periodically throughout 2007 at this facility due to challenging business operating conditions. On January 10, 2008 we announced that we would curtail operations at the Cook facility, effective January 16, 2008, due to reduced customer demand.
     The Grand Rapids facility commenced OSB production in 1985. The facility has an estimated annual production capacity of 380 mmsf. Production was curtailed at this facility starting on September 22, 2006 due to challenging business operating conditions.
     We have identified certain improvements that we believe will result in enhancements to existing production capacity at each of the Minnesota OSB facilities but we have not planned any major capital expenditures for 2008, due to current business operating conditions.
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
     Our Savona mill is the second largest producer of specialty overlaid plywood panels in North America. The plant is located on a 64 acre site owned by us and is serviced by rail. Production of plywood at the Savona mill for the fiscal year ended December 31, 2007 was 147 mmsf. Savona’s annual capacity is 156 mmsf. Our Lillooet veneer plant produces primarily high quality veneer, principally for use in our Savona specialty overlaid plywood mill, however, we also sell spruce, pine and fir veneer products to other plywood producers and industrial veneer users depending on prevailing market conditions. The Lillooet plant site occupies 89 acres and is serviced directly by rail. The mill site is located on land forming part of Lillooet Indian Reserve No. 1 and Cayoose Creek Indian Reserve No. 1. The land is leased under a long-term tenancy agreement with the Federal Department of Indian Affairs and Northern Development. The current lease expires in March 2010 but we are in the process of negotiating an extension. We invested approximately $21 million in our Savona mill and Lillooet plant in the late 1990s to enhance our product offerings and lower our operating costs.
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
      Overview
     Ainsworth is a leading manufacturer of engineered wood products, such as OSB and specialty overlaid plywood. In 2007, RISI, an independent information provider for the global forest products industry, ranked us as the fourth largest manufacturer of OSB in North

America. We own six OSB manufacturing facilities, three in Canada, and three in northern Minnesota. We also have a 50% ownership interest in an OSB facility located in High Level, Alberta. As of March 31, 2008, we are operating three OSB facilities in Canada and we are operating one OSB facility in Minnesota.
     Ainsworth’s business is focused primarily on the structural wood panels sector. Our business strategy is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood (Ainsworth is also one of the largest manufacturers of specialty overlaid concrete-forming plywood in North America). These products command premium pricing, particularly during cyclical lows for commodity products, such as the current market environment. Complementary to this strategy is the expansion at our Grande Prairie, Alberta OSB facility. On completion, the expanded facility will be able to produce OSB, OSL and LSL. OSL and LSL are engineered wood product alternatives to traditional sawn lumber products. Capital spending at the Grande Prairie facility is currently on hold to preserve liquidity until market conditions improve.
      Review of Operating Results
     The challenging business conditions which characterized the first nine months of 2007 worsened in the fourth quarter. We continued to experience a steep decline in OSB prices and now face the prospect of a protracted weak demand and pricing environment. The OSB market is challenged by the poor U.S. housing market coupled with recent and scheduled OSB capacity additions. New home construction and new home sales in the U.S., our largest market, continue to be sharply reduced compared to prior periods, depressing customer demand for OSB.
     The average of the market prices reported by Random Lengths in the North Central region during the fourth quarter of 2007 was U.S.$165 per msf (on a 7/16th-inch basis) compared to U.S.$166 per msf (on a 7/16th-inch basis) in the fourth quarter of 2006. On an annual basis, average North Central market prices of U.S.$161 per msf declined 26% from U.S.$218 per msf in 2006. While consistent with market results, our fourth quarter realized sales prices were also negatively affected by the strong Canadian dollar.
     OSB shipment volumes of 459,519 msf in the fourth quarter of 2007 were 4.3% lower than in the same period of 2006 as a result of reduced customer demand, temporary plant closures and reduced production levels at some facilities. Our Cook and Bemidji facilities took temporary shutdowns during the fourth quarter of 2007 and operated on a reduced production schedule starting at the end of October. During the fourth quarter we also announced the indefinite closure, effective December 20, 2007, of our jointly-owned OSB facility at High Level. The closure is due to operating losses arising from continued depressed OSB prices, high freight costs to key markets, local electricity and taxation rates, reduced customer demand due to the severe decline in North American housing starts and the stronger Canadian dollar. Our other OSB facilities were also closed from December 24, 2007 through January 1, 2008.
     Annual OSB shipment volumes of 2,343,103 msf decreased 16% compared to 2006 as a result of production curtailments at our Grand Rapids and Cook OSB facilities and the permanent closure of one production line at our Bemidji OSB facility at the end of August 2006 in addition to the closures in the fourth quarter of 2007.

	Year ended
	December 31 ,
	2007	2006	2005
	(in millions)
Sales:
OSB	$448.3	$729.9	$1,138.3
Specialty plywood, and other products	95.9	97.2	109.9

Total	544.2	827.1	1,248.2

Cost of products sold (excluding amortization):
OSB	486.6	661.8	755.0
Specialty plywood, and other products	90.7	88.2	100.9

Total	577.3	750.0	855.9

Selling and administration	30.8	36.0	30.8
Amortization of capital assets	65.9	88.0	103.9
Loss on disposal of capital assets	0.2	2.5	—
Write-down of capital assets	80.8	55.3	—
Impairment of intangible assets	12.2	—	—
Impairment of goodwill	51.0	—	—
Cost of class action lawsuit	15.1	5.1	—
Production line closure	—	5.9	—
Write-down of timber deposits	—	4.5	—

Operating (loss) earnings	(289.1)	(120.2)	257.6
Finance expense	77.0	74.3	71.3
Interest and other (income) expense	(6.0)	(13.1)	(10.0)
Unrealized foreign exchange loss (gain) on long-term debt	(161.3)	7.9	(28.3)
Other foreign exchange loss (gain)	16.2	(0.2)	7.8
Realized currency translation loss	11.2	4.4	—

(Loss) income before income tax	(226.2)	(193.6)	216.8
Income tax (recovery) expense	(9.7)	(85.6)	63.6

Net (loss) income	$(216.5)	$(108.0)	$153.2

     Our geographic distribution of sales was as follows:

	Year ended
	December 31
	2007	2006	2005
All Products
United States	77.3%	87.4%	91.0%
Canada	11.5	7.1	6.5
Overseas	11.2	5.4	2.5

	100.0%	100.0%	100.0%

      Our Results of Operations
Fiscal Year ended December 31, 2007 Compared to Fiscal Year ended December 31, 2006
      Net Loss
     In 2007 our net loss was negatively affected by the ongoing low OSB prices and the strong Canadian dollar in the quarter and for the year. Net loss was partially offset by a foreign exchange gain on long-term debt as a result of the strengthening Canadian dollar in the fourth quarter.
     The net loss for the quarter ended December 31, 2007 was $184.5 million, which was an increase of $106.4 million in losses compared to the fourth quarter of 2006. The increased loss is attributable to the $80.8 million write-down of capital assets and the $51.0 million impairment of goodwill recorded in the fourth quarter of 2007, partially offset by the foreign exchange gain on long-term debt.
     On an annual basis, our net loss was $216.5 million compared to a $108.0 million loss for 2006. This increase in loss represents the decline in product margins as a result of decreasing OSB sales prices, the goodwill impairment charge, increases in asset write-downs and a reduced tax recovery due to a valuation allowance against certain future tax assets, partially offset by the foreign exchange gain on long-term debt.

     Sales
     Total sales in the fourth quarter of 2007 were 15% lower than in the fourth quarter of 2006, decreasing from $119.2 million to $100.8 million. Total sales for the year 2007 were $544.2 million compared to $827.1 million in 2006. This represents a decrease of $282.9 million, or 34%, which was attributable to the decline in prices (23%) and shipment volume (11%) due to reduced customer demand.
     OSB. In the fourth quarter, OSB sales were $79.2 million in 2007 compared to $98.5 million in the same period of 2006, a decrease of 20%. Shipment volumes were 4% lower in the fourth quarter of 2007 than in 2006 due to the indefinite closure of our jointly-owned High Level OSB facility, reduced production schedules at our Bemidji and Cook OSB facilities, and production downtime at our remaining OSB facilities in the fourth quarter of 2007. Our average sales price for OSB decreased by 16% in the fourth quarter compared to 2006, from $205 to $172.
     In 2007, OSB sales were $448.3 million, which was $281.6 million lower than OSB sales of $729.9 million in 2006. The 39% decline in OSB sales was the result of market price (27%) and shipment volume reductions (16%). Our average realized selling price for OSB in 2007 was $191 compared to $263 in 2006. The decline in volume was due to the production curtailment at Grand Rapids and the permanent closure of one of Bemidji’s two production lines in August 2006. Production was also curtailed at our Cook OSB facility during the first quarter of 2007.
     Specialty Overlaid Plywood and Other Products. Sales of specialty overlaid plywood and other products were $21.6 million in the fourth quarter of 2007 compared to $20.8 million in the fourth quarter of 2006. Plywood sales volumes were 20% higher than in the fourth quarter of 2006, but the resulting increase in plywood sales was partially offset by a 9% decrease in realized prices.
     Plywood and other product sales were $95.9 million in 2007 compared to $97.2 million in 2006, a 1% decline. The decrease is primarily attributable to a 12% decrease in the sales price of plywood nearly offset by a 17% increase in plywood sales volume.
      Costs of Products Sold (Exclusive of Amortization)
     For the fourth quarter, costs of products sold (excluding amortization) decreased from $142.4 million in 2006 to $119.2 million in 2007. On an annual basis, costs of products sold decreased by 23% compared to 2006, from $750.0 million in 2006 to $577.3 million in 2007.
     OSB. OSB costs of sales in the fourth quarter of 2007 were $98.1 million compared to $122.9 million in 2006. This 20% reduction is primarily attributable to declining input prices and shipment volumes combined with cost reduction initiatives, representing a decrease to OSB costs of products sold of $20.4 million.
     Costs of OSB sold in 2007 were $486.6 million, which was 27% lower than costs of $661.8 million in 2006. The decrease is attributable to the decline in volume, and a 13% decline in the per unit cost of OSB shipped in 2007.
     OSB input costs decreased significantly during 2007. Wood, resin, wax and conversion costs were lower on a per unit basis in 2007 than in 2006 primarily due to cost reduction initiatives and the stronger Canadian dollar. Discretionary repairs and maintenance spending and contractor costs were closely monitored and reduced.
     The reduction in OSB costs of sales due to lower shipment volume was partially offset by a write-down of log inventories. The ongoing market downturn led to a reduction in the estimated net realizable value of our log inventories at some of our Canadian mills and in Minnesota. In Minnesota, the net realizable value of logs was also impacted by high wood costs.
     Specialty Overlaid Plywood and Other Products. Costs of sales of plywood and other products were $21.1 million in the fourth quarter of 2007 compared to $19.5 million in 2006. A 20% increase in sales volume and a 9% decrease in per unit costs contributed to this change.
     The costs of our specialty plywood and other products sold in the year 2007 were $90.7 million compared to $88.2 million in 2006, an increase of 3%. The increase in costs of products sold was primarily because shipment volumes increased by 17% compared to 2006. The cost per unit shipped decreased 12% compared to 2006.
      Selling and Administration
     Selling and administration expenses of $6.8 million during the fourth quarter of 2007 were $2.7 million lower than in the fourth quarter of 2006. The decrease was due to continued reductions in Sarbanes-Oxley compliance expenses, discretionary spending in areas such as travel, employee bonuses, and other general spending.
     For the full year 2007, selling and administration expenses were $30.8 million which was $5.2 million lower than the prior year. This decrease in expenses was primarily attributable to reducing general spending, travel and outsourced Sarbanes-Oxley compliance initiatives.

      Amortization of Capital Assets
     Amortization expense of $13.3 million in the fourth quarter of 2007 did not change significantly compared to the fourth quarter of 2006. The annual amortization expense decreased from $88.0 million in 2006 to $65.9 million in 2007. Our OSB panel product mills are amortized using the units-of-production method so the amortization expense decreased as volumes decreased due to the production curtailments at Grand Rapids and Cook (in the first quarter of 2007), as well as the permanent closure of one production line at Bemidji in August 2006.
      Cost of Class Action Lawsuit
     In October 2007, we finalized a settlement agreement with the direct purchaser plaintiffs in the OSB anti-trust litigation. Under the terms of the agreement, we paid $8.6 million (U.S.$8.6 million) into escrow to be distributed across the settlement class. This settlement, along with the associated legal costs, was reflected in our results as at September 30, 2007. In January 2008, we finalized a settlement agreement with the indirect purchaser plaintiffs. Under the terms of the agreement, we paid $1.3 million (U.S.$1.3 million) into escrow to be distributed across the settlement class. The settlement amount for the indirect plaintiffs, along with associated legal costs of $5.2 million (2006: $5.1 million), was reflected in the Company’s results as at December 31, 2007. We received preliminary court approval of these settlements in March 2008. We continue to believe the allegations against us in these claims are entirely without merit. The decision to enter into the settlement agreements was solely an attempt to avoid prolonged litigation.
      Impairment of Intangible Assets
     Intangible assets consist of an air emissions permit, an option to acquire property, access to tax incentives, and use rights, all related to the development of an OSB production facility in the State of New York. Through the Company’s annual impairment testing of intangible assets as at September 30, 2007, the value of these assets was determined to be impaired, and a charge of $8.6 million was recorded. As at December 31, 2007 as a result of weakened market forecasts and changes in our flexibility to commit to capital expenditure plans, the Company again reviewed the carrying value of these assets and determined that it was likely not recoverable in the future. The Company has recorded an additional impairment charge of $3.6 million to write off the balance of these identifiable intangible assets as at December 31, 2007.
      Write-down of Capital Assets
     At December 31, 2007, as a result of weakening business conditions in the fourth quarter of 2007 and management’s consideration of revised market price forecasts published by RISI reflecting the substantial declines in U.S. housing starts and the prospect of prolonged reductions in customer demand, we undertook a review of the carrying value of our OSB facilities. We concluded that the carrying value of the Grand Rapids OSB facility will not be recoverable in the future. Accordingly, we recorded an $80.8 million write-down of the production assets relating to this facility, using both a discounted cash flow model and management’s best estimate of exit market prices for the residual assets.
     In September 2006, we recorded a write-down of $55.3 million to production assets relating to the closure of one of the production lines at the Bemidji, Minnesota OSB facility.
      Impairment of Goodwill
     Goodwill is the excess of the purchase price over the fair value of the net identifiable assets acquired when the Company completed the acquisition of the 100% of the voting shares of Voyageur Panel Limited in 2004. At September 30, 2007, the Company performed its normal course annual impairment test of goodwill, by estimating the expected future discounted cash flows of the reporting unit (our Barwick OSB facility), and determined that the asset was not impaired. At December 31, 2007, due to weakening business conditions in the fourth quarter of 2007 and management’s consideration of revised market price forecasts published by RISI which reflected the substantial declines in U.S. housing starts and the prospect of prolonged reductions in customer demand, the impairment test was re-performed, and an impairment charge of $51.0 million was recorded.
      Finance Expense
     Finance expense of $17.9 million incurred in the fourth quarter of 2007 was $1.9 million lower than in the fourth quarter of 2006. The decrease was primarily due to the elimination of amortization of previously capitalized transaction costs as of January 1, 2007 due to a change in the accounting policy as disclosed in Note 3 to the financial statements.
     Finance expense for 2007 was $77.0 million, an increase of $2.7 million from $74.3 million in 2006. Interest expense was $5.2 million higher in 2007 compared to 2006 as a result of the term loan entered into in June 2007 combined with increases in LIBOR. These increases were partially offset by the change in the accounting for transaction costs on long-term debt described in Note 3 to the financial statements and the effect of the stronger Canadian dollar on our U.S. dollar denominated debt.

      Other Income
     Other income in the fourth quarter of 2007 of $1.6 million was $1.9 million lower than in the fourth quarter of 2006. This decrease is primarily due to lower interest income on cash balances.
     For the full year 2007, other income of $6.0 million was $7.1 million lower than in the prior year. This reduction in other income was primarily the result of lower income distributions from partnerships and lower interest income earned on investments.
      Foreign Exchange Gain on Long-Term Debt
     The unrealized foreign exchange gain on long-term debt was $3.1 million in the fourth quarter of 2007, $46.7 million higher than in the fourth quarter of 2006. At December 31, 2007, the Canadian dollar was 0.4% stronger than at September 30, 2007, resulting in a foreign exchange gain on the revaluation of our long-term debt in Canadian dollars. For the year ended December 31, 2007, the $161.3 million foreign exchange gain on long-term debt was caused by an 18% gain in the Canadian dollar against the U.S. dollar at December 31, 2007 compared to December 31, 2006.
      Income Taxes
     Income tax recovery for the quarter was $12.8 million compared to a recovery of $30.9 million in the fourth quarter of 2006. For the year ended December 31, 2007 income tax recovery was $9.7 million, a $75.9 million change from the prior year recovery. This change is primarily due to a $96.5 million tax valuation allowance recorded in the third and fourth quarter of 2007. We determined that, in light of poor OSB market conditions, the future income tax benefit of certain U.S. tax loss carryforwards should be provided for. In addition, certain permanent differences, such as the non-taxable portion of the foreign exchange gain on our U.S. debt, had a further impact on our effective tax rate.
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
      Selling and Administration
     Selling and administration expenses of $36.0 million in 2006 were 17% higher than the 2005 expense of $30.8 million. This increase is mainly attributable to professional fees with respect to Sarbanes-Oxley compliance initiatives and an increase in travel and other costs.
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
      Cost of Class Action Lawsuit
     The cost of the OSB class action lawsuit related to professional fees in the year 2006 was $5.1 million.
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
     Finance Expense
     Finance expense was $74.3 million in 2006 compared to $71.3 million in 2005. Interest expense was $4.0 million higher in 2006 as a result of the new senior notes issued in April 2006 combined with increases in LIBOR compared to the previous year. These increases were partially offset by the effect of the stronger Canadian dollar because our interest payments in U.S. dollars were translated to Canadian dollars at a stronger exchange rate, and the $1.5 million interest costs capitalized to the Grande Prairie facility expansion project. In addition, finance expense in 2005 was impacted by a one time charge related to the repayment of a portion of our senior notes in the year.
     In the fourth quarter, finance expense was $19.8 million in 2006 compared to $16.9 million in the fourth quarter of 2005. This increase reflects the new debt and higher LIBOR rates in the fourth quarter of 2006 partially offset by the effect of the stronger Canadian dollar, and the capitalized interest costs.
     Other Income (Expense)
     In 2006, other income was $13.1 million, which was $3.1 million higher than 2005. The increase is primarily attributable to a $3.0 million increase in interest income.
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
     Income Taxes
     The income tax recovery was $85.6 million in 2006 compared to an expense of $63.6 million in 2005. The change resulted from tax losses recorded on our U.S. operations. Our Canadian taxes for the year were also impacted by the substantive enactment of reductions in the statutory provincial and federal tax rates. The variance from our statutory rate is due to certain permanent differences, including the non-taxable portion of the foreign exchange loss on long-term debt.
     The income tax recovery in the fourth quarter of 2006 was $30.9 million compared to an expense of $6.4 million in the fourth quarter of 2005.
     Market Risk
     Interest rate risk. The Company is exposed to interest rate risk on its floating rate debt. Unfavourable changes in the applicable interest rates may result in an increase in interest expense. The Company manages its exposure to interest rate risk by maintaining a combination of floating rate debt and fixed rate debt. The Company does not use derivative instruments to reduce its exposure to interest rate risk.
     Currency risk. The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. dollar denominated long-term debt. In addition, the majority of the Company’s sales are transacted in U.S. dollars. The Company does not use derivative instruments to reduce its exposure to currency risk.
     Credit risk. Credit risk associated with short-term investments is minimized by ensuring that commercial paper investments have the highest rating obtainable and that certificates of deposit are placed with well-capitalized financial institutions and other creditworthy counterparties. Concentration of credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process and the dispersion of a large number of customers across many geographic areas.
     Significant Accounting Estimates and Judgments
     Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements. The Company has not made any changes in accounting policies since December 31, 2006 except as noted below.

     Change in Accounting Policies
     On January 1, 2007 we adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. We adopted these standards on a prospective basis, with opening adjustments made to retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments — Recognition and Measurement; Section 3861, Financial Instruments — Disclosure and Presentation; Section 3251, Equity; and Section 3865, Hedges.
     The new recommendations require presentation of certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of our self-sustaining foreign operations, previously recorded in a separate section of shareholders’ equity, are now presented as accumulated other comprehensive income (loss). Earnings (loss) per share presented on the consolidated statements of operations is based upon its net income (loss) and not comprehensive income (loss).
     Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.
     Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.
     Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can be either expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. We have chosen to expense transaction costs.
     Classification of Financial Instruments. Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. We have not designated any financial assets as held to maturity.
     Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.
     Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. We have not designated any financial assets as available for sale.
     Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.
     Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, our long-term debt is recorded net of discounts and consent fees.
     Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.
     Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.
     Equity. Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.
     Transitional adjustment. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56.7 million.
     All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22.7 million), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6.8 million). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2.5 million).
     Significant Accounting Estimates and Judgments
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
     Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily property, plant and equipment, construction in progress and timber and logging roads) for impairment. Where changes, events or circumstances indicate that the assets may be impaired, additional reviews are undertaken. Assessing the valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the related assets. We recorded a write-down of $80.8 million in 2007 related to the Grand Rapids OSB facility.
     Management currently believes we have adequate support for the carrying value of our long-lived assets based on the anticipated cash flows that result from our estimates of future demand, pricing and production costs, and assuming certain levels of planned capital expenditures. However, should the markets for our products deteriorate to levels significantly below current forecasts or should capital not be available to fund operations or expenditures, it is possible that we will be required to record further impairment charges. From time to time we also review possible dispositions of various capital assets in light of current and anticipated economic and industry conditions, our financing and strategic plan and other relevant factors. As a result, we may be required to record further impairment charges in connection with any decision to close or dispose of such assets.
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

These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will continue to reduce product costs to offset inflationary impacts. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly. We recorded an impairment of goodwill of $51.0 million in 2007.
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
     U.S. GAAP Reconciliation
     Our consolidated financial statements have been prepared in accordance with Canadian GAAP. To the extent applicable to our consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described below and in Note 27 to our annual consolidated financial statements.
(1)	Start-up costs. Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against operations as incurred.
(2)	Employee benefit plans. Under U.S. GAAP, the Company would recognize the funded status of its defined benefit pension plans on the balance sheet. Unamortized actuarial gains and losses, prior service costs or credits and transitional obligations that arise during the period but are not recognized components of net periodic benefit costs are recognized as a component of other comprehensive income. Prior to the adoption of FAS 158 as of December 31, 2006, the Company recognized the difference between the accumulated pension benefit obligation and the fair value of plan assets as an additional pension liability, and an equal amount as an intangible asset to the extent that it related to unrecognized prior service costs while the remainder was charged to contributed surplus.
(3)	Transaction costs related to long-term debt. Under U.S. GAAP, transaction costs related to long-term debt would be capitalized and amortized over the expected life of the debt. Under Canadian GAAP, the Company’s accounting policy is to expense transaction costs on long-term debt.
(4)	Realized foreign currency gains or losses. Under Canadian GAAP, a gain or loss equivalent to a pro rata portion of the exchange gains and losses in accumulated other comprehensive loss would be recognized in operations when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

     B. Liquidity and Capital Resources
     As of December 31, 2007, our adjusted working capital was $124.7 million, compared to $186.6 million as at December 31, 2006. We have presented adjusted working capital as we believe that it provides investors with a basis to evaluate our ability to fund operations and capital expenditures. Adjusted working capital is a non-GAAP measure, calculated as follows:

	As at December 31,
	2007	2006	2005
	(in millions)
Current assets	$183.9	$322.3	$467.5
Current portion of future income tax assets	(0.6)	(1.7)	—
Restricted cash	(7.1)	(62.2)	(39.0)
Timber licence deposits	—	—	(6.0)
Current liabilities	(75.2)	(82.5)	(113.7)
Current portion of future income tax liabilities	23.7	10.7	31.4

Adjusted working capital	$124.7	$186.6	$340.2

     The decrease in adjusted working capital was primarily due to operating losses in the poor OSB market conditions which resulted in a reduction in cash from operations.
     Under the terms of our U.S.$44.4 million equipment financing facility, if our liquidity falls below U.S.$75.0 million, the lender may require us to prepay interest for a period of twelve months. At December 31, 2007 our liquidity for the purpose of this financing facility was $73.1 million (U.S. $73.8 million). On March 26, 2008, we received a prepayment notification from the lender and will be required to pay interest of U.S.$2.5 million on or before April 1, 2008.

	As at December 31,
	2007	2006	2005
	(in millions)
Cash (used in) provided by operating activities	$(127.3)	$8.0	$161.8
Cash provided by (used in) financing activities	100.9	148.4	(45.6)
Cash provided by (used in) investing activities	22.6	(291.4)	(113.1)
Additions to capital assets	70.1	228.3	57.3
     On an annual basis, cash from operations declined from 2006 to 2007. The decrease in cash generated by operations reflects the increase in operating losses combined with a decrease in cash generated by accounts receivable, consistent with reduced sales prices and the strong Canadian dollar. Cash generated by working capital in 2007 was $4.4 million lower than in 2006. The annual decrease in cash generated by working capital is due to decreases in cash from accounts receivable partially offset by the increase in accounts payable and accrued liabilities and decreases in log inventories.
     On an annual basis, cash generated by financing activities of $100.9 million was $47.5 million lower than in 2006. In June 2007 we completed a term loan financing agreement, generating proceeds of U.S.$102.6 million to finance working capital and other corporate expenditures. This facility, which is secured by accounts receivable and inventory, replaced the revolving credit line previously in place. Repayments of long-term debt include the repayment of U.S.$1.4 million Senior Notes due July 15, 2007 and monthly payments related to the Grande Prairie equipment financing. In 2006, cash provided by financing activities included U.S.$75.0 million Senior Notes issued in the second quarter of 2006 and the equipment financing arrangements completed in the third quarter of 2006.
     Cash provided by investing activities for the year increased compared to 2006 as a result of the redemption of short-term investments to fund operations and the decrease in capital spending.
     Capital spending at Grande Prairie was lower than in the prior year as we have halted construction to preserve liquidity in an environment of reduced market demand and rapidly escalating construction labour and material costs. At December 31, 2007, we have accrued payments of $3.9 million for the Grande Prairie expansion and we are further committed to purchase machinery, equipment and electrical engineering services totaling approximately $5.3 million payable over the next two years. The total cost to complete the project is estimated to be $90.2 million, with $5.0 million of that expected to be paid during 2008. Any discretionary capital expenditures, including the expansion of Grande Prairie, have been put on hold until market conditions improve.
     The consolidated financial statements are presented in accordance with Canadian GAAP on the assumption that the Company continues as a going concern. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If the going concern assumption was not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.
     There is reasonable doubt about the appropriateness of using the going concern assumption because of our current liquidity position and our forecasted operating cash flows and capital requirements for the next twelve months. The significant appreciation of the Canadian dollar against the U.S. dollar over the past year and the decline in demand for OSB in the U.S. residential housing market has led to negative operating margins. In addition, under our existing long-term and current indebtedness, in 2008 we must provide for annual interest payments of $70 to $75 million and principal payments of $10.1 million, and will be required to prepay interest of U.S.$2.5 million.
     We are exploring strategic alternatives to improve our capital structure and enhance liquidity, including debt refinancing, non-core asset sales and cost reduction initiatives. In the event that a refinancing is not successful, our existing indenture agreements allow for additional borrowing of up to $50 million, subject to certain conditions.
     For more information on our indebtedness, interest rates and debt maturity dates as at December 31, 2007, see Note 13 of the consolidated financial statements included in this annual report.
     C. Research and Development, Patents and Licenses
     Our research and development efforts in 2007 focused on new and proprietary product development as well as gaining acceptance of our products in overseas markets. As we do not have an internal technology centre, we continue to utilize outside laboratories and facilities for conducting proprietary product and process development. We also carry out trials at our manufacturing facilities and leverage the expertise and resources of our equipment and resin suppliers. We work closely with our customers to develop cost effective customized engineered strand based wood composite products to meet their specific performance requirements. Our goal is to deliver superior products and services to our customers and to be the preferred supplier to our customers. We support initiatives of certain associations to develop new markets and expand market demand for engineered wood composite products; for example, supporting the Structural Insulated Panel Association in increasing market penetration by developing a prescriptive Structural Insulated Panel standard and supporting APA’s initiative to increase wood use in non-residential construction. We also foster longer-term technology development in industry and educational institutions to advance fundamental knowledge for engineered wood composites. We own several trademarks, trade names and patents for our OSB and specialty plywood products.
     Key research and development accomplishments in 2007 included:
•	An evaluation report from the International Code Council — Evaluation Service, Inc. (ICC-ES) was issued, stating that our Structural Composite Lumber (“SCL”) products (including 1.7E LSL, 1.5E OSL and 1.3E OSL) are in compliance with code requirements. These new strand lumber products will be produced by the second production line at the Grande Prairie OSB facility when completed.

•	We completed the development of several additives which could provide attractive attributes to our OSB products.

•	Overlaid OSB concrete form panels were successfully qualified and rolled out to the U.S. market. We continue to extend the thickness offering of this product line and explore additional opportunities.

•	We have initiated product development efforts at both the Barwick and Grande Prairie mills to manufacture products for use in high humidity conditions. These efforts will continue into 2008.
     D. Trend Information
     See information provided in Item 5.A and Item 5.H hereof.
     E. Off-Balance Sheet Arrangements
     As at December 31, 2007, we did not have any significant off-balance sheet arrangements other than letters of credit in the amount of $7.1 million ($29.7 million at December 31, 2006), for which cash has been pledged as collateral, and our co-venturer’s share of the accounts payable and accrued liabilities of our High Level project in the amount of $1.8 million ($4.0 million at December 31, 2006). By agreement with the co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, we may pay such amounts and recover them from the co-venturer’s share of production. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or resources that is material to investors.
     F. Contractual Obligations
     The following table summarizes the timing of payments for which we have contractual obligations as of December 31, 2007. Payments of senior unsecured notes, senior secured term loans and equipment loans include interest and principal repayments at the time of maturity.

	Payment due by Period
Contractual		2009 to	2011 to
Obligation (10)(11)	2008	2010	2012	Thereafter	Total
(in millions)
6.75% Senior Unsecured Notes(1)	$21.4	$42.8	$42.8	$319.0	$426.0
7.25% Senior Unsecured Notes(2)	19.8	39.5	307.2	—	366.5
LIBOR + 3.75% Floating Rate Senior Unsecured Notes(3)	12.9	175.0	—	—	187.9
LIBOR + 4.00% Floating Rate Senior Unsecured Notes(4)	6.5	12.9	12.9	75.9	108.2
Senior Secured Term Loan(5)	7.8	15.7	15.7	113.4	152.6
Merrill Lynch Equipment Loan(6)	11.1	20.3	21.1	—	52.5
Deutsche Bank Equipment Loan(7)	2.6	5.0	4.6	7.1	19.3
Capital Lease Obligations(8)	1.0	1.9	1.9	11.9	16.7
Operating Lease Obligations	3.4	3.3	0.1	—	6.8
Purchase Commitments(9)	9.4	4.4	0.3	1.0	15.1

Total	$95.9	$320.8	$406.6	$528.3	$1,351.6

(1)	Under the indentures governing our outstanding 6.75% Senior Notes, we are required to make interest payments in the amount of U.S.$10.8 million each June 30 and December 30. Our 6.75% Senior Notes mature on March 15, 2014.

(2)	Under the indenture governing our outstanding 7.25% Senior Notes, we are required to make interest payments in the amount of U.S.$10.0 million each June 30 and December 30. Our 7.25% Senior Notes mature on October 1, 2012.

(3)	Under the indenture governing our outstanding LIBOR + 3.75% Floating Rate Senior Notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%. Interest on our LIBOR + 3.75% Floating Rate Senior Notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the December 31, 2007 year-end rate of 8.45%. Our LIBOR + 3.75% Floating Rate Senior Notes mature on October 1, 2010.

(4)	Under the indenture governing our outstanding LIBOR + 4.00% Floating Rate Senior Notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.00%. Interest on our LIBOR + 4.00% Floating Rate Senior Notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the December 31, 2007 year-end rate of 8.70%. Our LIBOR + 4.00% Floating Rate Senior Notes mature on April 1, 2013.

(5)	Under the Senior Secured term loan agreement, we can elect to pay interest quarterly at a base rate or over an interest period of one to three months at LIBOR plus 3.0% per annum. For the purpose of the above table, we have calculated the interest rate at the December 31, 2007 month-end LIBOR rate of 4.70%. The Senior Secured term loan matures on June 26, 2014.

(6)	Under the Merrill Lynch equipment loan agreement, we are required to pay interest at a rate per annum, reset monthly, equal to LIBOR plus 2.90%, payable monthly. For the purpose of the above table we have calculated the interest rate at the December 31, 2007 year-end rate of 7.60%. Principal payments are made monthly with the final monthly payment and a balloon payment due October 1, 2011.

(7)	Under the Deutsche Bank equipment loan agreement, we are required to pay interest at a rate per annum, reset semi-annually, equal to EURIBOR plus 0.65%, payable semi-annually in March and September. For the purpose of the above table we have calculated the interest rate at the December 31, 2007 year-end rate of 5.33%. The loan is repayable in 17 equal semi-annual installments starting at the earlier of six months after the pressing and forming equipment is ready for operation and June 20, 2008.

(8)	Capital lease obligations are payable monthly.

(9)	Purchase commitments include agreements to purchase machinery, equipment and electrical engineering services in relation to the Grande Prairie expansion project and corporate insurance payments.

(10)	Contractual obligations denominated in U.S.$ are converted to Canadian dollars at the December 31, 2007 exchange rate posted by the Bank of Canada of U.S.$1.0088 = $1.00.

(11)	Contractual obligations denominated in € are converted to Canadian dollars at the December 31, 2007 exchange rate posted by the Bank of Canada of €0.6917 = $1.00.
     G. Contingencies
     In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On August 3, 2007, the court granted the direct purchaser plaintiffs’ class certification motion and granted in part and denied in part the indirect purchaser plaintiffs’ class certification motion. In October 2007, the Company finalized a settlement agreement with the direct purchaser plaintiffs. Under the terms of the agreement, the Company paid $8.6 million (U.S.$8.6 million) into escrow to be distributed across the settlement class. In January 2008, the Company finalized a settlement agreement with the indirect purchaser plaintiffs. Under the terms of the agreement, the Company paid $1.3 million (U.S.$1.3 million) into escrow to be distributed across the settlement class. These settlement amounts, along with associated legal costs of $5.2 million (2006: $5.1 million), were reflected in the Company’s results as at December 31, 2007. The Company received preliminary court approval of these settlements in March 2008. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreements was solely an attempt to avoid prolonged litigation.
     In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2007 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.

     H. Quarterly Comparative Financial Information

									Q2-06	Q1-06
	2007	Q4-07	Q3-07	Q2-07	Q1-07	2006	Q4-06	Q3-06	(3),(4)	(3)	2005
(in millions, except per share data, unless otherwise noted)
Sales and earnings
Sales	$544.2	$100.8	$150.8	$157.5	$135.0	$827.1	$119.2	$181.1	$234.3	$292.6	$1,248.2
Operating (loss) earnings	(289.1)	(175.6)	(45.0)	(37.8)	(30.8)	(120.2)	(53.8)	(106.7)	(6.0)	46.3	257.6
Foreign exchange gain (loss) on long-term debt	161.3	3.1	69.1	79.6	9.4	(7.9)	(43.5)	(1.2)	40.6	(3.8)	28.3
Net (loss) income	(216.5)	(184.5)	(37.2)	27.9	(22.8)	(108.0)	(78.1)	(77.5)	24.9	22.7	153.1
(Loss) earnings per share	(14.78)	(12.59)	(2.54)	1.91	(1.55)	(7.37)	(5.33)	(5.29)	1.71	1.54	10.45

Balance sheet
Total assets	1,100.6	1,100.6	1,331.2	1,459.0	1,435.9	1,504.2	1,504.2	1,532.0	1,561.8	1,558.5	1,516.0
Total long-term debt (1)	977.4	977.4	982.3	1,053.9	1,025.7	1,038.1	1,038.1	984.4	908.9	863.7	859.5
Common shares (2)	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8
Retained earnings	62.7	62.7	247.2	284.3	256.4	295.0	295.0	373.1	450.6	440.4	417.7
Cash dividends declared: $ per share	—	—	—	—	—	1.00	—	—	1.00	—	1.00

Cash (used in) provided by operating activities	(127.3)	(64.2)	(18.6)	4.5	(49.1)	8.0	(63.9)	16.6	25.1	30.2	161.8

Key statistics
OSB shipments (mmsf 3/8”)	2,343.1	459.5	642.2	699.6	541.7	2,774.9	480.1	732.8	754.7	807.4	3,229.3
Average OSB price ($/msf)	191.3	172.4	198.7	188.7	202.2	263.1	205.1	211.5	277.9	330.4	352.5

(1)	Total long-term debt includes the current portion of long-term debt.

(2)	At March 31, 2008, the Company had 14,649,140 issued common shares.

(3)	Cash provided by operating activities in Q1-06 and Q2-06 has been restated by $10.6 million and $4.7 million respectively to reflect the reclassification of non-cash capital asset additions.

(4)	Net income, earnings per share and retained earnings in Q2-06 have been restated to reflect the reclassification of $2.4 million foreign exchange loss on long-term items from the cumulative translation adjustment account to other income.
     OSB product pricing was the main factor causing fluctuations in our sales over the past eight quarters. Sales prices steadily decreased in 2006 and remained low throughout 2007, causing a decline in operating earnings, adjusted EBITDA and net income. Operating earnings were also negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar in 2006 and 2007. However, the strength of the Canadian dollar relative to the U.S. dollar also resulted in significant unrealized foreign exchange gains on our long-term debt in 2007, which had a positive impact on net income. In the fourth quarter of 2007, we recorded an $80.8 million write-down of capital assets, a $51.0 million impairment of goodwill, a $3.6 million impairment of intangible assets, a $1.3 million legal settlement and a $44.4 million tax valuation allowance. Net income in the third quarter of 2007 was also negatively impacted by a $52.1 million tax valuation allowance, an $8.6 million charge related to a legal settlement and an $8.6 million impairment of intangible assets. In the third quarter of 2006, we permanently closed an unprofitable production line and recognized related expenses and charges of $59.7 million in the period. Production curtailments at two Minnesota OSB facilities reduced OSB shipment volumes in the fourth quarter of 2006 and the first quarter of 2007.

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

Name	Age	Title
Brian E. Ainsworth	65	Chairman, Chief Executive Officer and Director since May 1993.
D. Allen Ainsworth	66	President and Director since May 1993.
Catherine E. Ainsworth	49	Chief Operating Officer, Secretary since November 2001 and Director since May 1993.
Robert Allen	50	Chief Financial Officer since November 2003.
David Ainsworth	86	Director since May 1993 and co-founder of Ainsworth.
Susan Ainsworth	86	Director since May 1993 and co-founder of Ainsworth.
D. Michael Ainsworth	44	Executive Vice-President, since May 2002.
Kevin J. Ainsworth	42	Senior Vice-President, Western Panel Operations.
Douglas I. Ainsworth	43	Senior Vice-President, Marketing.
Douglas B. Buchanan(1)(2)(3)(4)	55	Director since May 26, 2005. He is Managing Director and CEO of BC Biomedical Laboratories Ltd.
Robert A. Fairweather(1)(2)(3)(4)	64	Director since May 25, 2006. He is President of the International Financial Centre BC.
K. Gordon Green(1)(2)(3)(4)	73	Director since May 1993. Until October 1993 he was a Vice President and Director, RBC Dominion Securities Inc.
Morley Koffman(3)	78	Director since May 1993. He is a lawyer with the law firm Koffman Kalef.
W. Gordon Lancaster(1)(2)(3)(4)	64	Director since May 1993. He is Chief Financial Officer of Ivanhoe Energy Inc.

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the corporate governance committee

(4)	Member of the nominating committee
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
     Kevin J. Ainsworth has served as Senior Vice-President, Western Panel Operations since November 2002. He has held a number of investor relations and woodlands management positions with Ainsworth since 1992. Mr. Ainsworth holds a Master of Business Administration degree and a Bachelor of Science degree in forestry, both of which he earned at the University of British Columbia.
     Douglas I. Ainsworth has served as Senior Vice-President, Marketing since November 2002. Previously, he served as the General Manager, Business Development, where he managed the construction and operational start-up of the Grande Prairie OSB facility. Mr. Ainsworth has held a number of management positions with Ainsworth since 1989.
     Douglas B. Buchanan has been a director since May 2005. He has more than 20 years experience in strategic and line management. Mr. Buchanan was a Partner with the management consulting practice of Price Waterhouse (now PricewaterhouseCoopers). Currently he is Managing Director and CEO of BC Biomedical Laboratories Ltd., a major community laboratory based in British Columbia. Mr. Buchanan was educated primarily at the University of British Columbia, and holds a Bachelor of Science in Physics, a Masters of Science in Biology and a Masters of Business Administration.
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
     Brian E. Ainsworth, D. Allen Ainsworth and Catherine E. Ainsworth are the children of David Ainsworth and Susan Ainsworth. D. Michael Ainsworth and Douglas I. Ainsworth are the children of D. Allen Ainsworth. Kevin J. Ainsworth is the son of Brian E. Ainsworth.
     B. Compensation
     The following table provides a summary of compensation for the fiscal year ended December 31, 2007 paid by us to our Chief Executive Officer and each of our four other most highly compensated executive officers who were serving as executive officers as at December 31, 2007, who we refer to in this annual report as our Named Executive Officers.

Summary Compensation Table

						Long-term Compensation
						Awards
		Annual Compensation				Securities	Restricted	Payouts
						Under	Shares or	Long-term
				Other Annual		Options/SARs	Restricted	Incentive
Name and Principal		Salary	Bonus	Compensation		Granted	Share Units	Plan Payouts	All Other
Position	Year	($)	($)	($)		($)	($)	($)	Compensation
Brian E. Ainsworth Chairman and Chief Executive Officer	2007	$480,769	—	$29,171	(2)	—	—	—	—

D. Allen Ainsworth President	2007	$488,925	—	$49,654	(3)	—	—	—	—

Catherine E. Ainsworth Chief Operating Officer and Secretary	2007	$461,763	—		(1)	—	—	—	—

D. Michael Ainsworth Executive Vice-President	2007	$281,875	—		(1)	—	—	—	—

Douglas I Ainsworth Senior Vice-President, Marketing	2007	$281,875	—		(1)	—	—	—	—

Kevin J. Ainsworth Senior Vice-President, Western Panel Operations	2007	$281,875	—		(1)	—	—	—	—

Robert Allen Chief Financial Officer	2007	$231,796	—	$35,498	(4)	—	—	—	—

(1)	The aggregate amount of all perquisites or other personal benefits paid to each of the executive officers named in the table in 2007 did not exceed 10% of his or her total base salary or compensation and bonus for the year.

(2)	Represents management fees in the amount of $19,231 and an automobile allowance of $10,120. See “— Employment Agreements”.

(3)	Represents personal use of corporate vehicles, life insurance premiums and other.

(4)	Represents an automobile allowance and related expenses, a club membership and a golf course membership.
     Compensation of Directors
     During the year ended December 31, 2007, our non-employee, non-related directors were paid a retainer fee of $20,000 per year, $4,000 for membership on each board committee and a meeting attendance fee of $2,000 per directors’ meeting attended. In connection with participation on committees of our board of directors, non-employee directors were paid a meeting attendance fee of $2,000 per committee meeting attended and non-employee directors acting as chair of committees also earned $2,000 per year for each committee chaired. A total of $274,000 was earned by our non-employee directors as a group for this period. Our non-employee directors are reimbursed for transportation and other out-of-pocket expenses incurred for attendance at meetings of the board of directors and committee meetings.
     Pension Benefits
     Retirement benefits for the Company’s executive officers are provided under their pension plan for all salaried employees except for D. Allen Ainsworth. The pension plan benefits are based on career average earnings, accrued at 1.5% of yearly maximum pensionable earnings, or YMPE, plus 2% of gross earnings over YMPE. Benefits for all service accrued to December 31, 2003 are based on this same formula, but using average compensation over the previous five-year period and the YMPE over the previous three-year period. Compensation covered by the plan is the gross earnings as disclosed in the Summary Compensation Table. The benefits are computed on a guaranteed five-year life annuity, with no deduction for any other pension benefits or other offset amount.
     The retirement benefit for D. Allen Ainsworth is provided under an individual pension plan established on July 1, 2006 and administered by the Company. During 2007, the Company transferred existing pension benefit entitlements totaling $1.1 million to this plan. The individual pension plan provides annual pension at retirement on a defined benefit basis equal to 2.0% of the participant’s best 3-year average earnings for each year of credited service, subject to YMPE.
     The actual credited years of service and estimated annual benefits payable upon retirement at normal retirement age (65 years, except 71 years for D. Allen Ainsworth) for the Named Executive Officers are as follows:

	Credited Years of	Estimated Annual	Years of Credited	Estimated Annual
	Service to	Benefit at	Service to	Benefit at
Name	12/31/2007	12/31/2007	Retirement	Retirement
Brian E. Ainsworth	48	$106,666	48	$112,194
Catherine E. Ainsworth	28	$61,296	43	$100,916
D. Michael Ainsworth	19	$42,222	39	$91,777
Douglas I. Ainsworth	19	$42,222	41	$95,277
D. Allen Ainsworth	48	$122,922	53	$285,675
Kevin J. Ainsworth	19	$42,222	42	$96,833
Robert Allen	4	$9,259	19	$43,555
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
     On April 25, 1999, we entered into a management and consulting agreement with 2468 Holdings Ltd., a company controlled by Brian Ainsworth, our Chairman and Chief Executive Officer. The management and administrative services under the agreement were to be performed by Brian Ainsworth or such other individual as we and 2468 Holdings determined from time to time. In consideration for the services, we paid 2468 Holdings an annual fee plus such annual bonus as determined by the compensation committee of our board of directors. The agreement is for an indefinite term, subject to the right of either party to terminate it in accordance with its provisions.
     Committees of the Board Of Directors
     Our board of directors have established an audit committee, a compensation committee, a corporate governance committee and a nominating committee.
     Audit Committee
     The members of the audit committee are Douglas B. Buchanan, Robert A. Fairweather, K. Gordon Green and W. Gordon Lancaster. The audit committee is responsible for reviewing our financial reporting obligations, approving our external audit plan and meeting with our external auditors to review performances. This committee reviews applicable accounting procedures and appropriate internal controls and procedures. The audit committee meets with our external auditors at least once each fiscal quarter, and reviews interim results and the annual financial statements prior to their approval by the board of directors. It also meets with the external auditors independently of management and is ultimately responsible for retaining and remunerating the external auditors. A copy of the Audit Committee Charter is attached as exhibit 15.1.
     Compensation Committee
     The members of the compensation committee are Douglas B. Buchanan, Robert A. Fairweather, K. Gordon Green and W. Gordon

Lancaster. The compensation committee meets and makes recommendations to the board of directors relating to the compensation for senior executives and for directors’ fees.
     Corporate Governance Committee
     The members of the corporate governance committee are Douglas B. Buchanan, Robert A. Fairweather, K. Gordon Green, Morley Koffman and W. Gordon Lancaster. The corporate governance committee is responsible for making representations to the board of directors with respect to developments in the area of corporate governance and the practices of the board of directors. It is the responsibility of the corporate governance committee to review, interview and recommend new potential board members as well as review on an annual basis the credentials of all nominees for re-election to the Board. This committee assesses the effectiveness of the board as a whole, the committees of the Board and the contributions of individual directors. Orientation and education of new board members is conducted by meetings of new board members with the Chief Executive Officer, the Chief Financial Officer and other long-standing board members to assist any new directors in learning about our key assets and about the industry in which we are involved.
     Nominating Committee
     The members of the nominating committee are Douglas B. Buchanan, Robert A. Fairweather, K. Gordon Green and W. Gordon Lancaster. The nominating committee is responsible for selecting, evaluating and recommending to the board qualified candidates for election or appointment to the board. The nominating committee holds its meetings contemporaneously with the corporate governance committee.
     D. Employees
     At full operating levels, we employ approximately 1,500 people, approximately 47% of whom are represented by labor unions. Approximately 540 of our hourly employees at our Lillooet, Savona and 100 Mile facilities in British Columbia are covered under collective bargaining agreements with the United Steelworkers-IWA Council. These agreements have a six year term and expire on June 30, 2009. Approximately 130 of our hourly employees at the Barwick facility in Ontario are covered under a collective bargaining agreement with the Communications, Energy and Paperworker’s Union of Canada. This agreement has a four year term and expires on July 31, 2009. Approximately 130 of our hourly employees at the Grand Rapids OSB facility in Minnesota are covered under a collective bargaining agreement with the United Steelworkers which expires on April 30, 2011.
     At full operating levels, we also employ approximately 200 salaried employees in British Columbia and Ontario, approximately 200 employees in our non-union Grande Prairie, Alberta operations and approximately 350 employees in our non-union Minnesota facilities. Footner employs approximately 150 people at the jointly-owned non-union High Level OSB facility at full operating levels. We also engage independent contractors who provide logging, trucking and road building services on a year-round basis.
     As at March 31, 2008 our employee count has been reduced to 1,091 employees due to market-related indefinite shutdowns at various operations. The indefinite shutdowns affected 130 union employees at the Grand Rapids OSB facility, 149 non-union Minnesota employees and 130 employees at the High Level OSB facility.
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
     Only the common shares carry voting rights, with each common share carrying the right to one vote. As of December 31, 2007, 14,649,140 common shares were issued and outstanding.

     The following table sets out information as at March 31, 2007 on ownership of our common shares by our Named Executive Officers, directors and any person known by us to beneficially own 5% or more common shares. No stock options to purchase shares are outstanding.

	Common Shares
	beneficially owned
Name and positions	or controlled		% of Class (1)
BRIAN E. AINSWORTH	2,507,186	(2)	17.11%
Chairman, Chief Executive Officer and Director
D. ALLEN AINSWORTH	2,757,186	(3)	18.82%
President and Director
CATHERINE E. AINSWORTH	61,013	(4)	0.42%
Chief Operating Officer, Secretary and Director
D. MICHAEL AINSWORTH	—		—
Executive Vice President
DOUGLAS I. AINSWORTH	—		—
Senior Vice President, Marketing
KEVIN J. AINSWORTH	—		—
Senior Vice President, Western Panel Operations
DAVID AINSWORTH	3,129,188	(5)	21.36%
Director
SUSAN AINSWORTH	13,636		0.09%
Director
DOUGLAS B. BUCHANAN	2,000		0.01%
Director
ROBERT A. FAIRWEATHER	4,000		0.03%
Director
K. GORDON GREEN	8,888		0.06%
Director
MORLEY KOFFMAN	7,888		0.05%
Director
W. GORDON LANCASTER	2,000		0.01%
Director
GRANT FOREST PRODUCTS CORP.(6)	5,001,160		34.14%

(1)	Based on a total of 14,649,140 issued and outstanding common shares as of March 31, 2007.

(2)	These shares are controlled through 2468 Holdings Ltd.

(3)	These shares are controlled through 5678 Enterprises Ltd. 98% of the outstanding voting shares of 5678 Enterprises Ltd. are owned by D. Allen Ainsworth and the remainder are owned by D. Michael Ainsworth and Douglas I. Ainsworth.

(4)	Catherine E. Ainsworth also owns 4% of the outstanding voting shares of 1234 Holdings Ltd., which owns 3,108,188 common shares. The common shares owned by 1234 Holdings Ltd. are to be voted by Catherine E. Ainsworth as that company’s representative.

(5)	3,108,188 of these shares are beneficially owned through 1234 Holdings Ltd. and are to be voted by Catherine E. Ainsworth as that company’s representative.

(6)	Based on a report dated March 31, 2007 generated using the Canadian Depository for Securities Ltd.’s System for Electronic Disclosure by Insiders (SEDI).
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
     As at December 31, 2007, there were no issued and outstanding Class B common shares.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     Only our common shares carry voting rights, with each common share carrying the right to one vote. The shares held by our major shareholders do not have different voting rights. As of March 30, 2008, 2% of our common shares were held of record by four holders with addresses in the United States.
     To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the Company’s issued and outstanding common shares as at March 31, 2007, except as follows:

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

     B. Related Party Transactions
     During the year ended December 31, 2007, we paid $136,000 (2006: $120,000; 2005: $120,000) in rental charges for mill equipment to a company owned by two officers of the Company. The transaction was conducted on normal commercial terms and rates.
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
     Common Shares
     The Company’s common shares are traded on The Toronto Stock Exchange under the symbol ANS.TO. Using information from published sources, the following information shows the high and low trading values of the Company’s common shares for the periods indicated:
Annual Share Price Information

For the year ended	High	Low
December 31, 2007	$10.70	$4.06
December 31, 2006	$27.25	$7.75
December 31, 2005	$36.49	$22.50
December 31, 2004	$36.00	$11.88
December 31, 2003	$12.66	$3.00

Quarterly Share Price Information

For the quarter ended	High	Low
March 31, 2008	$4.88	$2.75
December 31, 2007	$6.95	$4.06
September 30, 2007	$8.50	$6.00
June 30, 2007	$8.50	$5.05
March 31, 2007	$10.60	$7.15
December 31, 2006	$13.71	$7.75
September 30, 2006	$22.74	$11.50
June 30, 2006	$26.95	$22.55
March 31, 2006	$27.25	$22.25
Monthly Share Price Information

For the month ended	High	Low
March 31, 2008	$4.00	$2.75
February 28, 2008	$4.38	$3.30
January 31, 2008	$4.88	$3.11
December 31, 2007	$4.74	$4.06
November 30, 2007	$6.60	$4.75
October 31, 2007	$6.95	$6.25
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

On April 18, 2006 we issued in a private placement U.S.$75,000,000 aggregate principal amount of Senior Floating Rate Notes due 2013 under an Indenture, dated as of April 18, 2006, among the Company, as issuer, the guarantors named therein, as guarantors, and the Bank of New York, as trustee (the “Indenture”). The Indenture restricts our ability and the ability of certain of our subsidiaries to:

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

2.	Exchange and Registration Rights Agreement dated as of April 18, 2006 among the Company and Deutsche Bank Securities Inc.

Pursuant to an Exchange and Registration Rights Agreement dated April 18, 2006, among the Company and Deutsche Bank Securities Inc. (the “Registration Rights Agreement”), the Company agreed that holders of the original notes would be entitled to exchange the original notes for registered notes with substantially identical terms. The exchange notes are governed by the Indenture. The Registration Rights Agreement provided that the Company would: (i) file a registration statement by July 3, 2006 regarding the exchange of the Original Notes for Exchange Notes; (ii) use its reasonable best efforts to have the registration statement declared effective by October 5, 2006; and (iii) complete the exchange offer within 45 days after the registration statement was declared effective.

3.	Merrill Lynch Facility

On September 29, 2006, we entered into a U.S.$53.7 million credit agreement with Merrill Lynch Capital Canada Inc. to finance equipment purchases for the Grande Prairie expansion. The loan bears interest at LIBOR plus 2.90%, payable monthly. Monthly principal repayments of U.S.$0.7 million began on November 1, 2006, with the final monthly payment and a balloon payment due October 1, 2011. The loan is secured by capital assets with a carrying value at December 31, 2007 of U.S.$100.2 million purchased with the proceeds of the borrowings under the loan.

4.	Deutsche Bank Facility

On September 7, 2006, we entered into a loan agreement with Deutsche Bank Luxembourg S.A. to finance pressing and forming equipment purchased as part of the Grande Prairie expansion. As at December 31, 2007, the total unsecured loan was $15.5 million (€10.7 million). Interest is payable semi-annually at a rate of EURIBOR plus 0.65%. The loan is repayable in 17 equal instalments commencing at the earlier of (i) June 20, 2008 and (ii) six months after the pressing and forming equipment is deemed operational. Under the terms of the loan agreement, once the pressing

Contract No.	Description
and forming equipment is deemed operational, we have the option to convert the loan to Canadian dollars. We may also request a fixed rate of interest once principal repayment begins.

5.	Credit Facility

On June 26, 2007, we entered into a term credit facility of U.S.$102.6 million which is secured by inventory and accounts receivable. We can elect to pay interest at a base rate plus 2.0% or at LIBOR plus 3.0%. Interest at the base rate plus 2.0%, which is derived from the prime rate and the federal funds effective rate, is payable quarterly. Interest at LIBOR plus 3.0% is payable on a monthly, bi-monthly, quarterly or semi-annual basis, depending on the interest period election made by us. The interest rate and interest period are elected by us at the end of the previous interest period. As at December 31, 2007, we elected to pay monthly interest at LIBOR plus 3.0%. There are no scheduled principal payments on the credit facility until maturity on June 26, 2014.
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
     Certain transactions in relation to the common shares of the Company would be exempt from the Investment Canada Act, including:
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
     Given that the value of the Canadian dollar was U.S.$1.009 at December 31, 2007, we estimate that had the value of the Canadian dollar increased by U.S.$0.01 to U.S.$1.019, the value of our U.S. dollar denominated long-term debt as at December 31, 2007 would have decreased by approximately $9.5 million. We also estimate that had the value of the Canadian dollar increased by U.S.$0.01, the annual interest payment amounts on our long-term debt as at December 31, 2007 would have decreased by approximately $0.7 million.
     We are not currently a party to any forward foreign currency exchange contract, or other contract that could serve to hedge our exposure to fluctuations in the U.S./Canada dollar exchange rate.
     Interest Rate Sensitivity
     Our Senior Floating Rate Notes are subject in the near term to interest rate fluctuations as interest is reset quarterly and payable at a rate based on LIBOR. A 1% decrease in LIBOR would decrease our annual interest payment amounts by approximately U.S.$3.8 million.
     Our 7.25% Senior Notes and 6.75% Senior Notes are not subject in the near term to interest rate fluctuations because the interest rate is fixed for the term of the debt.
     Commodity Price Sensitivity
     The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our financial performance is dependent on the selling prices of our OSB products, which have fluctuated significantly in the past. The markets for these products are highly cyclical and characterized by (1) periods of excess product supply due to industry capacity additions, increased production and other factors, and (2) periods of insufficient demand due to weak general economic conditions. Demand for our OSB products is primarily driven by the residential and commercial construction and repair and remodeling industries. These industries in turn are affected by real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions, all of which are beyond our control. In addition, an increased use of “just in time” inventory management in the forest products distribution chain has led to increased volatility due to uneven buying patterns and lower field inventories held in consuming markets. The prices of commodity sheathing OSB and plywood have historically been unpredictable. For example, during the past six years, monthly average prices for North Central OSB have ranged from a low of U.S.$131 per msf (7/16 inches) to a high of U.S.$508 per msf (7/16 inches). We are unable to predict market conditions and selling prices for our commodity sheathing OSB products, which may decline from current levels. The current economic downturn in North America has had an adverse affect on demand and prices for our commodity sheathing OSB products. Continued weakness in the market could reduce our revenues and profitability and could affect our ability to satisfy our obligations under our indebtedness.

     ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Information not required for an annual report.
PART II
     ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A. Indebtedness
     There has been no material default in the payment of principal or interest on our outstanding indebtedness since the date of filing of our last annual report on Form 20-F.
B. Dividends
     No dividends are in arrears and there has been no other material delinquency relating to our preferred stock not cured within 30 days since the date of filing of our last annual report on Form 20-F.
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
     ITEM 15T. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
     Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information that we are required to disclose in reports filed or submitted by us under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. They include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
     Management of the Company, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded that as a result of the material weakness described below, such disclosure controls and procedures were not effective as at December 31, 2007. Management believes that the reported material weakness is narrow in scope and that it does not, as a result, have a pervasive impact on disclosure controls and procedures or internal control over financial reporting at the Company.
B. Internal Control over Financial Reporting
     The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
     Management of the Company, including the Chief Executive Officer and Chief Financial Officer, has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 based on the provisions of

Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
     Management identified a material weakness in internal control as of December 31, 2007. Specifically, a control over the period-end financial reporting process related to the preparation of our consolidated financial statements was not effective to ensure that a spreadsheet appropriately calculated an amount supporting a goodwill valuation adjustment. This resulted in a material audit adjustment which has been reflected in the December 31, 2007 financial statements.
     Consequently, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2007.
     A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
     Prior to filing its interim financial statements for the first quarter of 2008, the Company intends to remediate the above noted material weakness by enhancing its review controls and implementing version controls over significant and complex spreadsheets. The effectiveness of such changes cannot be evaluated until such financial statements are filed.
     This annual report does not include an attestation report of our independent registered chartered accountants regarding the effectiveness of internal control over financial reporting. The effectiveness of internal control over financial reporting was not subject to attestation by the Company’s independent chartered accountants pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.
C. Changes in Internal Control over Financial Reporting
     The following changes were made in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting
     In the fourth quarter of 2006 we identified a control deficiency related to the recording of foreign exchange losses from the investment in our self-sustaining U.S. subsidiary resulting from inadequate controls over documentation of historical accounting positions. In 2007, to address the control weaknesses identified, we engaged a third party to review the accounting positions taken for significant historical transactions and provide recommendations as to the appropriateness of the documentation relating to those positions.
     ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS; PRINCIPAL ACCOUNTANT FEES AND SERVICES
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

     C. Principal Accountant Fees and Services

Fees relating to the fiscal year ended December 31	2007		2006

Audit Fees	$1,062,000	91%	$1,090,000	90%
Audit-Related Fees (1)	10,000	1	33,920	3
Tax Fees (2)	100,000	8	82,000	7
Other Fees	—	—	—	—

Total	$1,172,000	100%	$1,205,920	100%

(1)	Audit-related fees relate to audit services with respect to the audit of the Company’s Canadian defined benefit pension plan.

(2)	Tax fees relate to compliance services with respect to transfer pricing and tax assistance with respect to filing positions.
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
     In 2007, the Audit Committee of the Company approved all audit, tax and other non-audit services performed by our independent registered chartered accountants.
D. Exemptions From Listing Standards for Audit Committees
     This disclosure item is not applicable.
E. Purchases of Equity Securities by the Issuer and its Affiliates
     This disclosure item is not applicable.
PART III
     ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements for the financial year ended December 31, 2007 and the related information pursuant to Item 18.

      ITEM 18. FINANCIAL STATEMENTS
     Our financial statements have been prepared on the basis of accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States, except as set forth in Note 27 to the Consolidated Financial Statements.

Report of Independent Registered Chartered Accountants and Consolidated Financial Statements of
AINSWORTH LUMBER CO. LTD.
December 31, 2007 and 2006

Report of Independent Registered Chartered Accountants
To the Shareholders and Board of Directors of
Ainsworth Lumber Co. Ltd.
     We have audited the consolidated balance sheets of Ainsworth Lumber Co. Ltd. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive (loss) income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Ainsworth Lumber Co. Ltd. as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
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
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 28, 2008 (except as to Note 28, which is as of March 26, 2008)
Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference
     The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements, and when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 and 27 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders and Board of Directors, dated February 28, 2008 (except as to Note 28, which is as of March 26, 2008), is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and changes in accounting principles in the auditors’ report when these are adequately disclosed and the change is properly accounted for and adequately disclosed in the financial statements.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 28, 2008 (except as to Note 28, which is as of March 26, 2008)

AINSWORTH LUMBER CO. LTD.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

	December 31	December 31
	2007	2006
ASSETS
Current Assets
Cash and cash equivalents (Note 4)	$69,627	$74,312
Short-term investments	835	35,864
Accounts receivable, net of allowance for doubtful accounts of $40 (2006:$Nil)	21,537	36,186
Inventories (Note 5)	73,050	95,515
Prepaid expenses	11,113	16,531
Restricted cash (Note 11)	7,104	62,184
Current portion of future income tax assets (Note 21)	635	1,697

	183,901	322,289
Capital Assets, Net (Note 6)	830,102	968,539
Intangible Assets (Note 8)	—	14,243
Other Assets (Note 9)	22,887	53,810
Future Income Tax Assets (Note 21)	11,759	42,348
Goodwill (Note 10)	51,970	102,970

	$1,100,619	$1,504,199

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$38,790	$58,763
Income taxes payable	2,607	2,552
Current portion of future income tax liabilities (Note 21)	23,682	10,708
Current portion of long-term debt (Note 13)	10,122	10,523

	75,201	82,546
Accrued Pension Benefit Liability (Note 22)	6,651	6,034
Reforestation Obligation (Note 12)	4,451	4,621
Long-term Debt (Note 13)	967,250	1,027,595
Future Income Tax Liabilities (Note 21)	34,327	89,293

	1,087,880	1,210,089

Going Concern (Note 1)
Commitments and Guarantees (Note 14)
Contingencies (Note 15)

SHAREHOLDERS’ EQUITY
Capital Stock (Note 16)	55,827	55,827
Retained Earnings	62,698	295,005
Accumulated Other Comprehensive Loss	(105,786)	(56,722)

	12,739	294,110

	$1,100,619	$1,504,199

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.
Approved by the Board:

/s/ Catherine Ainsworth	/s/ Allen Ainsworth

Catherine Ainsworth DIRECTOR	Allen Ainsworth DIRECTOR

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Operations and Retained Earnings
Years ended December 31
(In thousands of Canadian dollars, except per share data)

	2007	2006	2005
Sales	$544,231	$827,118	$1,248,231

Costs and Expenses
Costs of products sold (exclusive of amortization)	577,302	749,980	855,949
Selling and administration	30,798	36,039	30,777
Amortization of capital assets (Note 6)	65,859	88,004	103,907
Loss on disposal of capital assets	259	2,549	—
Cost of class action lawsuit (Note 15)	15,114	5,085	—
Impairment of intangible assets (Note 8)	12,226	—	—
Impairment of goodwill (Note 10)	51,000	—	—
Write-down of capital assets (Note 6)	80,780	55,290	—
Production line closure (Note 18)	—	5,915	—
Write-down of timber deposits (Note 19)	—	4,502	—

	833,338	947,364	990,633

Operating (Loss) Earnings	(289,107)	(120,246)	257,598
Finance Expense
Interest	74,154	68,913	64,914
Transaction costs (Note 20)	2,897	—	—
Amortization of financing costs and fees (Note 20)	—	5,399	4,888
Loss on repurchase of long-term debt	—	—	1,485

	77,051	74,312	71,287
Other Income	6,044	13,119	9,978
Foreign Exchange Gain (Loss) on Long-term Debt	161,315	(7,936)	28,313
Other Foreign Exchange (Loss) Gain	(16,171)	167	(7,781)
Realized Currency Translation Loss	(11,180)	(4,400)	—

(Loss) Income Before Income Taxes	(226,150)	(193,608)	216,821
Income Tax (Recovery) Expense (Note 21)	(9,695)	(85,577)	63,667

Net (Loss) Income	$(216,455)	$(108,031)	$153,154

Basic and diluted (loss) earnings per common share	$(14.78)	$(7.37)	$10.45

Weighted average number of common shares outstanding	14,649,140	14,649,140	14,649,140

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Comprehensive (Loss) Income
Years ended December 31
(In thousands of Canadian dollars)

	2007	2006	2005
Net (Loss) Income	$(216,455)	$(108,031)	$153,154

Other Comprehensive (Loss) Income
Unrealized loss on translation of self-sustaining foreign operations	(60,244)	(2,779)	(24,106)
Realized currency translation loss (reclassified to net (loss) income)	11,180	4,400	—

	(49,064)	1,621	(24,106)

Comprehensive (Loss) Income	$(265,519)	$(106,410)	$129,048

Consolidated Statements of Changes in Shareholders’ Equity
Years ended December 31
(In thousands of Canadian dollars)

	2007	2006	2005
Capital Stock	$55,827	$55,827	$55,827

Retained Earnings
Beginning of period	295,005	417,685	278,742
Transitional adjustment on adoption of new accounting policies (Note 3)	(15,852)	—	—
Dividends paid (Note 17)	—	(14,649)	(14,649)
Refundable dividend tax recovery	—	—	438
Net (loss) income	(216,455)	(108,031)	153,154

	62,698	295,005	417,685

Accumulated Other Comprehensive Loss on Translation of Self-Sustaining Foreign Operations
Beginning of period (Note 3)	(56,722)	(58,343)	(34,237)
Net unrealized (loss) gain on translation of self-sustaining foreign operations in the period	(49,064)	1,621	(24,106)

	(105,786)	(56,722)	(58,343)

Total Retained Earnings and Accumulated Other Comprehensive Loss	(43,088)	238,283	359,342

Total Shareholders’ Equity	$12,739	$294,110	$415,169

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Cash Flows
Years ended December 31
(In thousands of Canadian dollars)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(216,455)	$(108,031)	$153,154
Items not affecting cash
Amortization of capital assets (Note 6)	65,659	88,004	103,907
Non-cash portion of interest expense	1,457	—	—
Amortization of financing costs and fees (Note 20)	—	5,399	4,888
Foreign exchange (gain) loss on long-term debt	(161,315)	7,936	(28,313)
Loss on repurchase of long-term debt	—	—	1,485
Impairment of intangible assets (Note 8)	12,226	—	—
Impairment of goodwill (Note 10)	51,000	—	—
Write-down of capital assets (Note 6)	80,780	55,290	—
Loss on disposal of capital assets	259	2,549	245
Write-down of timber deposits (Note 19)	—	4,502	—
Change in non-current reforestation obligation	(170)	273	(122)
Future income taxes	(9,577)	(93,512)	71,600
Adjustment to net accrued pension benefit asset	4,433	3,734	(7,278)
Realized currency translation loss	11,180	4,400	—
Change in non-cash operating working capital (Note 25)	32,980	37,420	(137,718)

Cash (used in) provided by operating activities	(127,343)	7,964	161,848

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt (Note 13)	109,825	171,588	—
Repayment of long-term debt	(8,622)	(2,321)	—
Repayment of capital lease obligations	(283)	(174)	(274)
Repurchase of long-term debt	—	—	(31,067)
Dividends paid (Note 17)	—	(14,649)	(14,649)
Refundable dividend tax recovery	—	—	438
Financing costs and fees	—	(6,011)	—

Cash provided by (used in) financing activities	100,920	148,433	(45,552)

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	35,029	(35,864)	—
Restricted cash	55,080	(23,168)	(32,455)
Additions to capital assets	(70,077)	(228,255)	(57,275)
Decrease (increase) in other assets	1,332	(4,255)	(9,883)
Proceeds on disposal of capital assets	1,226	154	27
Acquisition of intangible assets (Note 8)	—	—	(7,546)
Timber licence deposits	—	—	(5,998)

Cash provided by (used in) investing activities	22,590	(291,388)	(113,130)

Effect of foreign exchange rate changes on cash and cash equivalents	(852)	102	(28)

NET CASH (OUTFLOW) INFLOW	(4,685)	(134,889)	3,138
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	74,312	209,201	206,063

CASH AND CASH EQUIVALENTS, END OF YEAR	$69,627	$74,312	$209,201

SUPPLEMENTAL INFORMATION
Taxes paid	$6,702	$4,142	$61,484

Interest paid	$73,988	$70,482	$64,986

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Consolidated Financial Statements
Years ended December 31
(Figures in tables are in thousands of Canadian dollars unless indicated otherwise)
1.	GOING CONCERN

These audited consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on the assumption that the Company continues as a going concern. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If the going concern assumption was not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position and forecasted operating cash flows and capital requirements for the next twelve months. The significant appreciation of the Canadian dollar against the U.S. dollar over the past year and the decline in demand for oriented strand board (“OSB”) in the U.S. residential housing market has led to reduced operating margins. Under the Company’s existing long-term and current indebtedness, in 2008 the Company must provide for annual interest payments of $70 to $75 million and principal payments of $10.1 million, and may be required to prepay interest of approximately $3.1 million.

The Company is exploring strategic alternatives to improve capital structure and enhance liquidity, including debt refinancing, non-core asset sales and cost reduction initiatives. In the event that a refinancing is not successful, the existing indenture agreement allows for additional borrowing of up to $50 million, subject to certain conditions.
2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been reported in Canadian dollars in accordance with Canadian generally accepted accounting principles (''Canadian GAAP’’). Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States (''U.S. GAAP’’) as explained in Note 27.

The significant accounting policies are:
(a)	Basis of consolidation

These consolidated financial statements include the accounts of Ainsworth Lumber Co. Ltd. (the “Company”) and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Ainsworth Engineered New York, Inc. (formerly Chatham Forest Products, Inc.), and Ainsworth Engineered Canada Limited Partnership. The Company follows the recommendations in Accounting Guideline 15, Consolidation of Variable Interest Entities, which establishes the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company has determined that it does not have any variable interest entities.

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

The operation of Ainsworth Engineered (USA), LLC is considered to be a self-sustaining foreign operation and the financial statements are translated using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at average exchange rates prevailing during the year. Unrealized translation gains and losses are deferred and included within accumulated other comprehensive income as a separate component of shareholders’ equity. A gain or loss equivalent to a pro rata portion of the exchange gains and losses in accumulated other comprehensive loss would be recognized in operations when there has been a reduction in the net investment in a self-sustaining foreign subsidiary.

(c)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and other disclosures in these consolidated financial statements. Actual results may differ from these estimates.

The significant areas requiring management estimates include valuation of inventory, loss contingencies, valuation of long-lived assets, amortization, goodwill and other intangible assets, reforestation obligations, employee benefit plans and future income tax assets and liabilities.

(d)	Cash and cash equivalents

Cash and cash equivalents generally consist of cash balances with banks and investments with original maturities of less than three months at the time of purchase.

(e)	Short-term investments

Short-term investments consist of investments with market values closely approximating book values and original maturities between three and twelve months at the time of purchase.

(f)	Inventories

Logs and panel products are valued at the lower of average cost and net realizable value. Cost is defined as all costs that relate to bringing the inventory to its present condition under normal operating conditions and includes manufacturing costs, such as raw materials, labour and production overhead, and amortization costs. The inventory value is determined using the three month average moving cost. Materials, supplies and spares are valued at the lower of average cost and replacement cost.

(g)	Capital assets

Property, plant and equipment are stated at cost, including interest incurred for major projects during the period of construction, and start-up costs. The cost of renewals and betterments that extend the useful life of the property, plant and equipment are also capitalized. The costs of repairs and replacements are charged to expense as incurred. OSB facilities are amortized on the units-of-production method based on the estimated useful life of the assets at normal production levels over 15 years. Other panel product mills and other assets are amortized on the declining balance basis at annual rates based on the estimated useful lives of the assets as follows:

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

Intangible assets are recorded at cost. The assets have an indefinite life and are not subject to amortization. The assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, by comparing the fair value of the intangible assets with their carrying amount. When the carrying amount of the intangible assets exceeds their fair value, an impairment loss is recognized in an amount equal to the excess.

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

(j)	Transaction and debt discount costs

Consent fees and debt discount costs relating to long-term debt are deferred and amortized using the effective interest rate method. The Company’s long-term debt is recorded net of discounts and consent fees. Effective January 1, 2007, transaction costs on long-term debt are expensed as incurred (Note 3).

(k)	Reforestation obligation

Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to operations in cost of products sold on the basis of the volume of timber cut.

(l)	Revenue recognition

Revenue is recognized when the risks and rewards of ownership pass to the purchaser. The following criteria are used to determine that title has passed: (1) the goods are shipped; (2) the price to the buyer is fixed or determinable; and (3) collectibility is reasonably assured. Freight costs are included in revenue and cost of products sold.

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

The Company has two defined benefit plans providing pension benefits to its British Columbia salaried employees and employees of the Minnesota OSB facilities. The Company also administers and sponsors an individual pension plan established for a director of the Company. The Company accrues the costs and related obligations for the defined benefit plans using the projected benefit actuarial method prorated based on service and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. The difference between costs of employee benefits charged against earnings and the Company’s contributions to the plans, which are made in accordance with actuarial recommendations and pension commission regulations, is included in accrued pension benefit asset on the balance sheet. In determining pension expense, the unrecognized pension surplus or liability, adjustments arising from changes in actuarial assumptions, and the excess of net actuarial gains or losses over 10% of the greater of the benefit obligation and the market value of the plan assets is amortized on a straight-line basis over the expected average remaining service life of the employee group. The plan assets are valued at market values.

(p)	Canadian GAAP developments
(i)	Inventories. Commencing with the Company’s 2008 fiscal year, the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for inventories (CICA Handbook Section 3031) will apply to the Company. Under the new requirements, inventory must be valued at the lower of cost and net realizable value with any write-down reversed (to the extent of the original write-down) if circumstances change in subsequent periods. The new section also enhances guidance regarding the definition of cost and disclosure costs. The Company will apply this section as of January 1, 2008. The impact on the Company is not expected to be material as log and panel products are valued at the lower of cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost, which approximates net realizable value. No changes to the Company’s inventory costing methods will be required. The Company will apply the enhanced disclosure standards and the reversal of write-downs, where applicable, as of January 1, 2008.

(ii)	Capital Disclosures. Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for capital disclosures (CICA Handbook Section 1535) will apply to the Company. This section will require quantitative and qualitative disclosures in the footnotes to the financial statements about the Company’s capital requirements and objectives. The Company will apply this section as of January 1, 2008.

(iii)	Presentation and Disclosure of Financial Instruments. Commencing with the Company’s 2008 fiscal year, the new presentation and disclosure recommendations of the CICA for financial instruments (CICA Handbook Section 3862 and 3863) will apply to the Company. These new recommendations increase the disclosure of the nature and extent of risks arising from financial instruments and how the Company manages those risks. The Company will apply these sections as of January 1, 2008.
3.	CHANGE IN ACCOUNTING POLICIES

On January 1, 2007 the Company adopted the CICA accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. The Company adopted these standards on a prospective basis, with adjustments made to opening retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments — Recognition and Measurement; Section 3861, Financial Instruments — Disclosure and Presentation; Section 3251, Equity; and Section 3865, Hedges.

The new recommendations require the Company to present, among other things, certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of the Company’s self-sustaining foreign operations, previously recorded in a separate section of shareholders’ equity, are now presented as accumulated other comprehensive income (loss). The Company’s earnings (loss) per share presented on the consolidated statements of operations is based upon its net income (loss) and not comprehensive income (loss).

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can either be expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. The Company has chosen to expense transaction costs.

Classification of Financial Instruments
Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. The Company has not designated any financial assets as held to maturity.

Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.

Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. The Company has not designated any financial assets as available for sale.

Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.

Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, the Company’s long-term debt is recorded net of discounts and consent fees.

Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.

Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.

Equity
Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.

Transitional adjustment
Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56,722.

All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22,663), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6,811). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2,523). The impact of adopting these standards as at

     January 1, 2007 is summarized as follows:

		Adjustment
	December 31, 2006	on adoption	January 1, 2007
ASSETS
Other assets	$53,810	$(25,186)	$28,624

Total assets	$1,504,199	$(25,186)	$1,479,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt (including current portion)	$1,038,118	$(2,523)	$1,035,595
Future income tax liabilities (non-current)	89,293	(6,811)	82,482

Total liabilities	1,210,089	(9,334)	1,200,755
SHAREHOLDERS’ EQUITY
Retained earnings	295,005	(15,852)	279,153
Total shareholders’ equity	294,110	(15,852)	278,258

Total liabilities and shareholders’ equity	$1,504,199	$(25,186)	$1,479,013

4.	CASH AND CASH EQUIVALENTS

	2007	2006
Cash	$69,627	$64,226
Commercial paper	—	10,086

	$69,627	$74,312

5.	INVENTORIES

	2007	2006
Logs	$21,124	$36,120
Panel products	17,990	23,493
Materials, supplies and spares	33,936	35,902

	$73,050	$95,515

6.	CAPITAL ASSETS

	2007
		Accumulated	Net Book
	Cost	Amortization	Value
Property, plant and equipment
Panel product mills	$1,000,427	$492,755	$507,672
Land	9,089	—	9,089
Asset under capital lease	11,499	758	10,741
Other	26,670	21,920	4,750
Construction in progress	278,759	—	278,759

	1,326,444	515,433	811,011

Timber and logging roads
Timber rights and development costs	26,380	11,554	14,826
Logging roads	9,616	5,351	4,265

	35,996	16,905	19,091

	$1,362,440	$532,338	$830,102

	2006
		Accumulated	Net Book
	Cost	Amortization	Value
Property, plant and equipment
Panel product mills	$1,163,165	$476,092	$687,073
Land	10,146	—	10,146
Asset under capital lease	11,499	153	11,346
Other	26,652	20,490	6,162
Construction in progress	232,926	—	232,926

	1,444,388	496,735	947,653

Timber and logging roads
Timber rights and development costs	27,155	10,671	16,484

	2006
		Accumulated	Net Book
	Cost	Amortization	Value
Logging roads	15,623	11,221	4,402

	42,778	21,892	20,886

	$1,487,166	$518,627	$968,539

	2007	2006	2005
Amortization expense for the year
Property, plant and equipment	$62,602	$85,554	$100,364
Timber and logging roads	2,652	2,297	3,534
Asset under capital lease	605	153	—

	$65,859	$88,004	$103,907

At December 31, 2007, as a result of weakening business conditions in the fourth quarter of 2007 and management’s consideration of revised market forecasts reflecting the substantial declines in U.S. housing starts and the prospect of prolonged reductions in customer demand, the Company undertook a review of the carrying value of its OSB facilities. Using a model of undiscounted cash flows expected to result from the use and eventual disposition of the assets, the Company estimated that the carrying value of the Grand Rapids OSB facility will not be recoverable in the future. Accordingly, the Company recorded an $80,780 write-down of the carrying value of the production assets relating to this facility, using both a discounted cash flow model and management’s best estimate of an exit market price for the residual assets.
In September 2006, the Company recorded a write-down of $55,290 in the carrying value of the production assets relating to the closure of one of the production lines at the Bemidji, Minnesota OSB facility.
In 2005, the Company was successful in securing sufficient additional long-term timber tenure and began the expansion of the Grande Prairie facility. The Company halted construction in 2007 to preserve liquidity in an environment of reduced market demand and rapidly escalating construction labour and material costs. In 2007, the Company capitalized interest of $5,074 (2006: $1,479; 2005: $Nil) directly attributable to the expansion.
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
Once the OSB production process at the High Level facility is complete, the production is allocated to the respective venturers at cost. Each respective venturer then sells its respective production to third parties. The venture does not generate revenue or net income and as a result the Company’s proportionate share of operating, financing, and investing cash flows are not disclosed.
The following is a summary of the Company’s proportionate interest in the financial position of the High Level Project, which is included in these consolidated financial statements:

	2007	2006
Assets
Accounts receivable	$283	$3,766
Inventories	6,825	10,062
Prepaid expenses	3,786	605
Capital assets	102,495	110,795
Liabilities
Excess of cheques issued over cash in bank	276	1,657
Accounts payable and accrued liabilities	1,771	3,956
By agreement between the Company and its co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, the Company may pay such amounts and recover them from the co-venturer’s share of production.

8.	INTANGIBLE ASSETS
On September 2, 2005, the Company completed the acquisition of 100% of the voting shares of Chatham Forest Products, Inc. (“Chatham”) for a purchase price of $9,059 (U.S.$7,792). Of the total amount U.S.$6,142 was paid in cash at closing. A payment of U.S.$825 was made on March 2, 2007 and the remainder of U.S.$825 will be paid at the earliest of “first board” commercial production and September 2, 2008.

The acquisition of Chatham, which has had no operations, has been accounted for using the purchase method. The total acquisition costs have been allocated to specific identifiable intangible assets, consisting of an air emissions permit, an option to acquire property, access to tax incentives, and future income tax liabilities. These intangible assets have an indefinite life.

Through the Company’s annual impairment testing of intangible assets as at September 30, 2007, the value of these assets was determined to be impaired, and an impairment charge of $8,602 was recorded. As at December 31, 2007 as a result of weakening market forecasts and changes in the Company’s flexibility to commit to capital expenditure plans, the Company again reviewed the carrying value of these assets and determined that the carrying value was not likely to be recoverable in the future. The Company has recorded an additional impairment charge of $3,624 related to these identifiable intangible assets as at December 31, 2007.
9.	OTHER ASSETS

	2007	2006
Advances and deposits	$12,377	$16,661
Accrued pension benefit asset (Note 22)	10,510	13,398
Financing costs (Note 3)	—	23,751

	$22,887	$53,810

10.	GOODWILL
Goodwill is the excess of the purchase price over the fair value of the net identifiable assets acquired when the Company completed the acquisition of the 100% of the voting shares of Voyageur Panel Limited in 2004. At September 30, 2007, the Company performed its normal course annual impairment test of goodwill, by estimating the expected future discounted cash flows of the reporting unit, and determined that the asset was not impaired. At December 31, 2007, due to weakening business conditions in the fourth quarter of 2007 and management’s consideration of revised market forecasts reflecting the substantial declines in U.S. housing starts and the prospect of prolonged reductions in customer demand, the impairment test was re-performed, and an impairment charge of $51,000 was recorded.
11.	CREDIT FACILITIES AND RESTRICTED CASH
As at December 31, 2007, the Company had outstanding letters of credit of $7.1 million (2006: $29.7 million) to support the Company’s ongoing business operations. Under the terms of the commercial letters of credit facility, $7.1 million (2006: $29.7 million) in cash is held in a separate account as collateral for the letters of credit outstanding, which has been classified as restricted cash. The total credit available to the Company under this agreement is $50.0 million.

At December 31, 2006 an additional $32.5 million in restricted cash relates to unutilized loan proceeds from a loan with Merrill Lynch Capital Canada Inc.

The Company had an unutilized U.S.$2.5 million foreign exchange and future contract credit facility at December 31, 2007 which, if utilized, would be secured by cash collateral.

12.	REFORESTATION OBLIGATION

	2007	2006
Balance, beginning of year	$6,026	$5,506
Expense	712	1,993

	6,738	7,499
Paid during the year	(1,260)	(1,473)

Balance, end of year	$5,478	$6,026

Current portion, included in accounts payable and accrued liabilities	$1,027	$1,405

Long-term	$4,451	$4,621

13.	LONG-TERM DEBT
The Company’s long-term debt is guaranteed by its 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp., Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership (Note 29). The details of the outstanding long-term debt at December 31, 2007 and 2006 are as follows:

	2007	2006
U.S.$275,000 (2006: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$272,608	$320,485

U.S.$210,000 (2006: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	208,173	244,734

U.S.$153,540 (2006: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	152,204	178,936

U.S.$110,000 (2006: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	109,043	128,194

U.S.$102,637 (2006: U.S.$Nil) Senior Secured Term Loan due June 26, 2014 with interest payable monthly, bi-monthly, quarterly or semi-annually at LIBOR plus 3.0% per annum or quarterly at base rate plus 2.0%	101,744	—

U.S.$75,000 (2006: U.S.$75,000) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4.00% per annum	74,348	87,405

U.S.$44,392 (2006: U.S.$51,750) equipment financing loan due October 1, 2011 with principal and interest payable monthly at LIBOR plus 2.90% per annum	44,006	60,309

€10,725 (2006: €10,215) equipment financing loan due December 20, 2016 with interest payable semi-annually at EURIBOR plus 0.65% per annum	15,504	15,700

U.S.$9,853 (2006: U.S.$10,139) capital lease obligation maturing May 29, 2025 with interest at 6.81% per annum	9,768	11,816

U.S.$Nil (2006: U.S.$1,351) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	—	1,574

	987,398	1,049,153
Unamortized deferred debt discount	(7,861)	(11,035)
Consent fees	(2,165)	—

	977,372	1,038,118
Current portion	(10,122)	(10,523)

	$967,250	$1,027,595

On June 26, 2007 the Company entered into a term loan of $109.8 million (U.S.$102.6 million) which is secured by inventory and accounts receivable. The Company can elect to pay interest at a base rate plus 2.0% or at LIBOR plus 3.0%. Interest at the base rate plus 2.0%, which is derived from the prime rate and the federal funds effective rate, is payable quarterly. Interest at LIBOR plus 3.0% is payable on a monthly, bi-monthly, quarterly or semi-annual basis, depending on the interest period election made by the Company. The interest rate and interest period are elected by the Company at the end of the previous interest period. As at December 31, 2007 the Company elected to pay monthly interest at LIBOR plus 3.0%. There are no scheduled principal payments until maturity on June 26, 2014.

The U.S.$1.4 million Senior Unsecured Notes due July 15, 2007 were repaid during the third quarter of 2007.

Under the terms of the U.S.$44.4 million equipment financing facility, if the Company’s liquidity falls below U.S.$75.0 million, the lender may require the borrower to prepay interest for a period of twelve months. At December 31, 2007 liquidity for the purpose of this financing facility was $73.1 million (U.S.$73.8 million).

Anticipated requirements to meet long-term debt repayments, including capital lease obligations, during each of the five years ending December 31 are as follows:

2008	$10,122
2009	10,143
2010	162,370
2011	22,183
2012	274,829
14.	COMMITMENTS AND GUARANTEES

The Company is committed to operating lease payments in respect of premises and equipment and capital lease payments in respect of an aircraft as follows:

	Operating	Capital
	Leases	Lease
2008	$3,441	$959
2009	2,326	959
2010	962	959
2011	53	958
2012	7	958

Total minimum lease payments	$6,789	$4,793

Imputed interest (6.81%)		(3,051)

Capital lease obligation		$1,742

Rent expense was $4,674 in 2007 (2006: $5,271; 2005: $4,889).

As part of the Grande Prairie expansion project, the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately $5,280 (2006: $27,856). The terms of the contracts are varied and extend to 2009.

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

15.	CONTINGENCIES

In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On August 3, 2007, the court granted the direct purchaser plaintiffs’ class certification motion and granted in part and denied in part the indirect purchaser plaintiffs’ class certification motion. In October 2007, the Company finalized a settlement agreement with the direct purchaser plaintiffs. Under the terms of the agreement, the Company paid $8.6 million (U.S.$8.6 million) into escrow to be distributed across the settlement class. In January 2008, the Company finalized a settlement agreement with the indirect purchaser plaintiffs. Under the terms of the agreement, the Company paid $1.3 million (U.S.$1.3 million) into escrow to be distributed across the settlement class. These settlement amounts, along with associated legal costs of $5.2 million (2006: $5.1 million), were reflected in the Company’s results as at December 31, 2007. The Company received preliminary court approval of these settlements in March 2008. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreements was solely an attempt to avoid prolonged litigation.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2007 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.

16.	CAPITAL STOCK
(a)	The Company’s authorized share capital is as follows:
(i)	100,000,000 Common Shares without par value;

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

(iii)	100,000,000 preferred shares without par value, of which 300,000 have been designated Series 1, 4,000,000 have been designated Series 2 and 5,000,000 have been designated Series 3. The Series 1 preferred shares are non-voting, redeemable at the issue price of $10 and are entitled to a 6% non-cumulative dividend. The Series 2 preferred shares are non-voting with a cumulative dividend rate equal to 72% of bank prime rate and are redeemable by the Company at any time or retractable by the holder any time after five years from the date of issue. The Series 3 preferred shares are non-voting, redeemable, retractable, and are entitled to a non-cumulative dividend as may be declared from time to time. As at December 31, 2007 and 2006, the Company had 100,000 Series 3 preferred shares outstanding which were held by a subsidiary and are eliminated on consolidation in these consolidated financial statements.
(b)	The Company’s issued share capital is as follows:

	Common Shares
	Shares	Amount
Balance at December 31, 2006	14,649,140	$55,827

Balance at December 31, 2007	14,649,140	$55,827

On October 24, 2005, the Company commenced a normal course issuer bid to purchase up to 732,457 common shares, representing 5% of the Company’s 14,649,140 currently issued and outstanding common shares. The issuer bid expired on October 23, 2006 with no shares repurchased under this bid.
17.	DIVIDENDS PAID

During 2007, the Company declared and paid a cash dividend of $Nil (2006: $1.00; 2005: $1.00) per common share to holders of record of common shares.

18.	PRODUCTION LINE CLOSURE

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

The closure resulted in the elimination of approximately 110 positions. The Company provided the affected employees with 60-days pay in lieu of notice, severance pay, employment transition counseling and associated benefits. The total estimated expenses, all of which were recorded in the year ended December 31, 2006, associated with the production line closure are as follows:

Severance pay	$2,530
Pension	1,469
Pay in lieu of notice	1,203
Write off of capital spare parts	698
Other	15

$5,915

Liabilities associated with the production line closure in 2006 are as follows:

	Amount	Cash	December
	Expensed	Paid	31, 2006
Severance	$2,530	$(2,100)	$430
Pension	1,469	—	1,469
Pay in lieu	1,203	(1,203)	—
Other	15	(15)	—

	$5,217	$(3,318)	$1,899

Severance was paid in the first quarter of 2007 while the pension accrual will be paid pursuant to the terms of the Minnesota defined benefit pension plan.

19.	TIMBER DEPOSITS

The Company declined a timber licence offered by the Government of British Columbia to harvest timber damaged by pine beetles in the Prince George, British Columbia region. In doing so, the Company forfeited $2,364 in deposits made as part of the timber licence bid process which was expensed in operations in 2006.

The Company also canceled a timber harvest agreement in northern Alberta, forfeiting $2,138 in contract deposits which was expensed to operations in 2006.

20.	FINANCING COSTS AND FEES

Effective January 1, 2007 the Company changed its accounting policies for transaction costs and financing fees (Note 3). In accordance with these accounting policies, the Company expensed transaction costs of $2,897 related to the term loan financing secured in 2007.

In 2006 and 2005, finance expense and fees on long-term debt include the amortization of prepaid financing costs, amortization of debt discounts, and amortization of consent and commitment fees as follows:

	2007	2006	2005

Amortization of financing costs	$—	$3,531	$3,329
Amortization of debt discounts	—	1,549	1,549
Amortization of consent and commitment fees	—	319	10

	$—	$5,399	$4,888

21.	INCOME TAXES

Reconciliation of the Company’s effective income tax rate to the Canadian statutory tax rate is as follows:

	2007	%	2006	%	2005	%
Income tax (recovery) expense at statutory rate	$(75,534)	33.4	$(65,053)	33.6	$75,605	34.9
Large corporation tax	280	(0.1)	722	(0.4)	1,572	0.7
Non-taxable foreign exchange loss (gain) on long-term debt	(26,940)	11.9	1,730	(0.9)	(4,936)	(2.3)
Reduction in statutory income tax rates	(3,975)	1.8	(9,615)	5.0	(2,652)	(1.2)
Rate differentials between jurisdictions	(4,760)	2.1	(3,130)	1.6	1,361	0.6
Subsidiary income not taxable	(12,769)	5.6	(10,394)	5.4	(13,213)	(6.1)
Non-taxable write-down of goodwill	17,029	(7.5)	—	—	—	—
Valuation allowance	96,494	(42.7)	—	—	—	—
Other non-deductible items	480	(0.2)	163	(0.1)	5,930	2.7

Tax (recovery) expense	$(9,695)	4.3	$(85,577)	44.2	$63,667	29.3

Comprised of:
Current taxes	$46		$6,394		$(10,788)
Future income taxes	(9,741)		(91,971)		74,455

	$(9,695)		$(85,577)		$63,667

Temporary timing differences and tax loss carryforwards which give rise to the net future income tax liability are as follows:

	2007	2006
Future income tax assets (liabilities)
Eligible capital expenditures	$2,081	$2,603

	2007	2006
Accruals not currently deductible	2,096	3,430
Loss on repurchase of long-term debt	47	4,540
Investment tax credits	4,658	2,879
Tax loss carryforwards	120,378	55,816
Income currently not subject to tax	13,385	(16,275)
Financing costs	3,330	(1,924)
Depreciable capital assets	(53,417)	(83,529)
Deferred pension costs	(2,732)	(3,663)
Foreign exchange gain on long-term debt	(39,130)	(14,665)
Valuation allowance	(96,311)	—
Research and development costs	—	(5,168)

Future income tax liability, net	$(45,615)	$(55,956)

Distributed as follows::
Current portion of future income tax assets	$635	$1,697
Current portion of future income tax liabilities	(23,682)	(10,708)
Long-term portion of future income tax assets	11,759	42,348
Long-term portion of future income tax liabilities	(34,327)	(89,293)

	$(45,615)	$(55,956)

The Company has recognized capital tax loss carryforwards of $Nil (2006: $2.4 million), and non-capital tax loss carryforwards of approximately $342.8 million (2006: $150.6 million), which expire as follows:

	Canada	United States
2015	$17,351	—
2025	—	26,803
2026	—	116,136
2027	60,539	121,958

	$77,890	$264,897

22.	PENSION PLANS

The Company maintains two defined benefit pension plans for certain salaried and certain hourly employees in British Columbia and Minnesota. In addition, during 2007 the Company transferred existing pension benefit entitlements totaling $1.1 million to an individual pension plan established for a director of the Company. The plan is sponsored and administered by the Company.

The Company measures its accrued benefit obligations and the fair value of plan assets of its defined benefit pension plans for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the British Columbia pension plan for funding purposes was as of December 31, 2006, and the next required valuation will be as of December 31, 2009. The most recent actuarial valuation of the Minnesota pension plan was as of January 1, 2007.

The Company also participates in a multi-employer defined contribution pension plan for hourly employees who are subject to a collective bargaining agreement and sponsors a Group Registered Retirement Savings Plan (RRSP) at three of its Canadian operations, including the jointly-owned High Level operation. The Company contributed $1,512 to the multi-employer pension plan (2006: $1,474; 2005: $2,560) and made Group RRSP contributions of $1,648 for 2007 (2006: $1,476; 2005: $1,374). The Company also contributed $717 to two 401(k) plans the Company sponsors at its Minnesota operations (2006: $897; 2005: $1,357).

Information about the Company’s defined benefit pension plans is as follows:

	2007	2006	2005
PLAN ASSETS
Fair value at beginning of year	$50,184	$42,587	$30,175
Expected return on plan assets	3,338	3,037	2,353
Employer contributions	2,148	5,006	12,987
Benefits paid	(5,190)	(2,358)	(4,330)
Adjustment due to change in exchange rate	(551)	—	—
Experience (loss) gain	(3,267)	1,912	1,402

Fair value at end of year	46,662	50,184	42,587

	2007	2006	2005
ACCRUED BENEFIT OBLIGATION
Balance at beginning of year	70,815	66,173	50,102
Current service cost	4,713	5,315	4,015
Interest cost	3,601	3,379	2,948
Benefits paid	(5,190)	(2,358)	(4,330)
Plan improvement cost	1,836	—	—
Minnesota OSB facilities plan acquisition	—	353	3,861
Plan curtailment	—	(1,747)	—
Adjustment to discount rate	—	—	7,261
Adjustment to foreign exchange	(2,910)	36	—
Actuarial (gain) loss	(3,804)	(336)	2,316

Balance at end of year	69,061	70,815	66,173

NET DEFICIT, END OF YEAR	$(22,399)	$(20,631)	$(23,586)

NET ACCRUED PENSION BENEFIT ASSET
Funded status — plan deficit	$(22,399)	$(20,631)	$(23,586)
Unamortized net actuarial loss	17,260	18,907	23,939
Unamortized net transition obligation	(1,380)	(1,552)	(1,725)
Unamortized past service cost	10,378	10,640	12,591

Net accrued pension benefit asset	$3,859	$7,364	$11,219

Comprised of:
Accrued pension benefit asset (Note 9)	$10,510	$13,398	$14,250
Accrued pension benefit liability	(6,651)	(6,034)	(3,031)

	$3,859	$7,364	$11,219

PENSION EXPENSE
Accrual for current services	$4,713	$5,315	$4,015
Interest on accrued benefits	3,601	3,379	2,948
Interest on pension fund assets	(3,338)	(3,038)	(2,362)
Amortization of unrecognized:
Net transition obligation	(173)	(173)	(173)
Past service costs	819	856	617
Net actuarial loss	931	1,044	695

	$6,553	$7,383	$5,740

PLAN ASSETS
Cash	$72	$59	$1,177
Canadian short term investments	436	1,519	2,015
Canadian bonds and debentures	13,490	15,338	14,712
Canadian common shares	13,495	15,032	13,080
Canadian pooled equity funds	982	911	827
Global bonds and debentures	221	224	224
Global pooled equity funds	7,033	7,259	4,680
U.S. common shares	5,938	6,139	4,964
U.S. pooled equity funds	4,995	3,703	908

	$46,662	$50,184	$42,587

Funded status — plan deficit	$(22,399)	$(20,631)	$(23,586)
Unamortized net actuarial loss	17,260	18,907	23,939
Unamortized net transition obligation	(1,380)	(1,552)	(1,725)
Unamortized past service cost	10,378	10,640	12,591

Net accrued pension benefit asset	$3,859	$7,364	$11,219

Comprised of:
Accrued pension benefit asset (Note 9)	$10,510	$13,398	$14,250
Accrued pension benefit liability	(6,651)	(6,034)	(3,031)

	$3,859	$7,364	$11,219

PENSION EXPENSE
Accrual for current services	$4,713	$5,315	$4,015
Interest on accrued benefits	3,601	3,379	2,948
Interest on pension fund assets	(3,338)	(3,038)	(2,362)
Amortization of unrecognized:
Net transition obligation	(173)	(173)	(173)
Past service costs	819	856	617

	2007	2006	2005
Net actuarial loss	931	1,044	695

	$6,553	$7,383	$5,740

PLAN ASSETS
Cash	$72	$59	$1,177
Canadian short-term investments	436	1,519	2,015
Canadian bonds and debentures	13,490	15,338	14,712
Canadian common shares	13,495	15,032	13,080
Canadian pooled equity funds	982	911	827
Global bonds and debentures	221	224	224
Global pooled equity funds	7,033	7,259	4,680
U.S. common shares	5,938	6,139	4,964
U.S. pooled equity funds	4,995	3,703	908

	$46,662	$50,184	$42,587

The significant weighted-average actuarial assumptions adopted in measuring the Company’s accrued benefit obligations and benefit costs as at December 31 included the following:

	2007	2006	2005
Discount rate on accrued benefit obligation	5.5%	5.0%	5.0%
Discount rate on benefit costs	5.0%	5.0%	6.0%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.0%
Rate of compensation increase	4.0%	4.0%	4.0%
Total cash payments for employee future benefits for 2007, consisting of cash contributed by the Company to its defined benefit pension plans and cash payments directly to beneficiaries, was $2,220 (2006: $6,138; 2005: $16,186).

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

Asset allocations: Information concerning the Company’s defined benefit plans’ target asset allocation and actual asset allocation is as follows:

	Allowable
	Range	Actual
Canadian equities	15 — 50%	31%
U.S. equities.	5 — 35%	13%
International equities	0 — 30%	15%
Bonds.	30 — 50%	29%
Short-term and cash	0 — 20%	12%
At December 31, 2007, there were no shares of the Company held in the pension and other benefit trusts administered by the Company.

23.	RELATED PARTY TRANSACTIONS

During the year, the Company paid $136 (2006: $120; 2005: $120) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment.

24.	SEGMENTED INFORMATION

During the fourth quarter of 2007, due to declines in OSB sales, the Company’s plywood operations exceeded 10% of total sales and became a reportable segment. The Company manages its operations, and accordingly determines operating segments, on a product basis. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. The performance of the Company’s product-based operating segments is monitored based on operating earnings. Working capital, liabilities, administration costs, interest revenue, interest expense, and income taxes are not allocated to the reportable segments for the purpose of providing information to the chief operating decision maker. The following is a breakdown by reporting segment:

	OSB	Plywood	Corporate	Consolidated
Year ended December 31, 2007
Sales to external customers	$448,531	$95,880	$—	$544,231
Operating loss	(221,228)	(2,638)	(65,241)	(289,107)
Amortization of capital assets	55,501	3,715	6,643	65,859
Impairment of intangible assets	—	—	12,226	12,226
Impairment of goodwill	51,000	—	—	51,000
Write-down of capital assets	80,780	—	—	80,780
Capital expenditures	68,762	438	877	70,077
Identifiable assets (a)	835,101	24,386	22,585	882,072

Year ended December 31, 2006
Sales to external customers	$729,827	$97,291	$—	$827,188
Operating (loss) earnings	(68,977)	175	(51,444)	(120,246)
Amortization of capital assets	78,281	3,423	6,300	88,004
Write-down of capital assets	55,290	—	—	55,290
Capital expenditures	214,083	2,942	11,230	228,255
Identifiable assets (a)	1,020,220	26,573	38,959	1,085,752

Year ended December 31, 2005
Sales to external customers	$1,138,304	$109,927	$—	$1,248,231
Operating (loss) earnings	294,759	3,713	(40,874)	257,598
Amortization of capital assets	97,171	4,133	2,603	103,907
Capital expenditures	44,273	4,697	8,305	57,275
Identifiable assets (a)	938,704	27,617	26,754	993,075

(a)	Identifiable assets include capital assets, intangible assets and goodwill. Identifiable assets of the OSB segment include goodwill of $51,970 (2006: $102,970; 2005: $102,970) resulting from the acquisition of Voyageur Panel Canada Limited, which is located in Canada.

Geographic Information

Sales attributed to countries based on location of customer are as follows:

	2007	2006	2005
United States	$460,602	$723,111	$1,135,373
Canada	62,702	59,023	81,602
Overseas	60,927	44,984	31,316

Total	$544,231	$827,118	$1,248,231

Capital assets attributed to the countries based on location are as follows:

	2007	2006
Canada	$620,412	$612,324
United States	209,690	356,215

Total	$830,102	$968,539

25.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2007	2006	2005

Accounts receivable	$16,371	$20,449	$(10,204)
Inventories	19,614	12,673	(22,137)
Income taxes receivable/payable	(61)	30,748	(69,140)
Prepaid expenses	5,157	348	(7,165)
Accounts payable and accrued liabilities	(8,101)	(26,798)	(29,072)

	$32,980	$37,420	$(137,718)

26.	FINANCIAL INSTRUMENTS
(a)	Market risk

Interest rate risk

The Company is exposed to interest rate risk on its floating rate debt. Unfavourable changes in the applicable interest rates may result in an increase in interest expense. The Company manages its exposure to interest rate risk by maintaining a combination of floating rate debt and fixed rate debt. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Currency risk

The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. dollar denominated long-term debt. In addition, the majority of the Company’s sales are transacted in U.S. dollars. The Company does not use derivative instruments to reduce its exposure to currency risk.

Credit risk

Credit risk associated with short-term investments is minimized by ensuring that commercial paper investments have the highest rating obtainable and that certificates of deposit are placed with well-capitalized financial institutions and other creditworthy counterparties. Concentration of credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process and the dispersion of a large number of customers across many geographic areas.

(b)	Fair values

The fair value of financial instruments, with the exception of long-term debt, is estimated to approximate their carrying value at December 31, 2007 due to the immediate or short-term maturity of these financial instruments.

The fair value of long-term debt is determined using quoted ask prices for the Company’s Senior Unsecured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement. The carrying values and fair values of the long-term debt are as follows:

	2007		2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Senior notes	$806,350	$534,164	$947,770	$760,207
Term loan	101,744	101,744	—	—
Equipment financing	59,510	59,510	76,009	76,009
Capital leases	9,768	9,768	11,816	11,816

	$977,372	$705,186	$1,035,595	$848,032

The term loan is secured by accounts receivable and inventory having a carrying value of $93,512. Equipment financing of $44,006 is secured by capital assets having a carrying value of U.S.$100.2 million.
The carrying value of the senior notes is shown net of unamortized deferred debt discount and consent fees totaling $10,026 (2006: $13,558).
27.	U.S. GAAP RECONCILIATION
As indicated in Note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:
Balance sheet adjustments
The following table provides a reconciliation of the consolidated assets, liabilities and shareholders’ equity at December 31, from Canadian GAAP to U.S. GAAP:

	2007	2006 (h)
Total assets in accordance with Canadian GAAP	$1,100,619	$1,504,199
Write-off of capitalized start-up costs (b)	(2,445)	(3,895)
Transaction costs related to long-term debt (d)	20,827	—
Accrued pension benefit asset (c)	(10,510)	(13,398)

Total assets in accordance with U.S. GAAP	$1,108,491	$1,486,906

Total liabilities in accordance with Canadian GAAP	$1,087,880	$1,210,089
Tax effect of write-off of capitalized start-up costs (b)	(819)	(1,305)
Tax effect of transaction costs related to long-term debt (d)	6,343	—
Employee future benefits (c)	15,748	14,599
Tax effect of employee future benefits (c)	(8,770)	(9,376)

Total liabilities in accordance with U.S. GAAP	$1,100,382	$1,214,007

Total shareholders’ equity in accordance with Canadian GAAP	$12,739	$294,110
Write-off of capitalized start-up costs (b)	(2,445)	(3,895)
Transaction costs related to long-term debt (d)	20,827	—
Employee future benefits (c)	(26,258)	(27,997)
Tax effect of write-off of capitalized start-up costs (b)	819	1,305
Tax effect of transaction costs related to long-term debt (d)	6,343	—
Tax effect of employee future benefits (c)	8,770	9,376

Total shareholders’ equity in accordance with U.S. GAAP	$8,109	$272,899

The following table provides a reconciliation of accumulated other comprehensive loss from Canadian GAAP to U.S. GAAP:

	2007	2006 (h)
Accumulated other comprehensive loss in accordance with Canadian GAAP	$(105,786)	$(56,722)
Realized currency translation loss (e)	(15,580)	(4,400)
Employee future benefits (c)
FAS 158 adjustment	(17,489)	(18,287)
Minimum pension liability Accrued pension benefit asset (c)	—	(333)

Accumulated other comprehensive loss in accordance with U.S. GAAP	$(138,855)	$(79,742)

Net (loss) income adjustments
The following table provides a reconciliation of the net (loss) income for the years ended December 31 from Canadian GAAP to U.S. GAAP:

	2007	2006 (h)	2005
Net (loss) income in accordance with Canadian GAAP	$(216,455)	$(108,031)	$153,154
Reversal of amortization of capitalized start-up costs (b)	1,450	1,598	2,854
Write-off of capitalized start-up costs (b)	—	(986)	—
Capitalization of transaction costs related to long-term debt (d)	2,897	—	—

	2007	2006 (h)	2005
Amortization of transaction costs related to long-term debt (d)	(4,733)	—	—
Realized currency translation loss (e)	11,180	4,400	—
Income tax impact of above items and effect of rate change	129	(225)	(1,092)

Net (loss) income in accordance with U.S. GAAP	$(205,532)	$(103,244)	$154,916
Basic and diluted net (loss) income per share in accordance with U.S. GAAP	$(14.03)	$(7.05)	$10.58

Weighted average number of common shares outstanding	14,649,140	14,649,140	14,649,140

Other comprehensive (loss) income:
Other comprehensive (loss) income in accordance with Canadian GAAP	$(49,064)	$1,621	$(24,106)
Realized currency translation loss (e)	(11,180)	(4,400)	—
Reclass of amortization of employee future benefits included in pension cost (c)	1,736	—	—
Tax effect of amortization of employee future benefits included in pension cost	(605)	—	—
Minimum pension liability adjustment (c)	—	21,714	(7,926)
Tax effect of minimum pension liability adjustment	—	(7,607)	2,774

Other comprehensive (loss) income in accordance with U.S. GAAP	$(59,113)	$11,328	$(29,258)

(a)	Adjustments to statement of cash flows. A statement of cash flow reconciled under U.S. GAAP has not been provided as there are few significant differences identified. Differences related to the write-off of capitalized start-up costs and related amortization impact investing activities and operating cash flows, respectively. Transaction costs related to long-term debt that were incurred during the year, which are classified in operating activities for Canadian GAAP, would be included in financing activities for U.S. GAAP. The Company believes that a reconciled statement of cash flows would not provide more meaningful information.

(b)	Start-up costs. Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against operations as incurred.

(c)	Employee benefit plans. Under U.S. GAAP, the Company would recognize the funded status of its defined benefit pension plans on the balance sheet. Unamortized actuarial gains and losses, prior service costs or credits and transitional obligations that arise during the period but are not recognized components of net periodic benefit costs are recognized as a component of other comprehensive income. Prior to the adoption of FAS 158 as of December 31, 2006, the Company recognized the difference between the accumulated pension benefit obligation and the fair value of plan assets as an additional pension liability, and an equal amount as an intangible asset to the extent that it related to unrecognized prior service costs while the remainder was charged to contributed surplus.

(d)	Transaction costs related to long-term debt. Under U.S. GAAP, transaction costs related to long-term debt would be capitalized and amortized over the expected life of the debt. Under Canadian GAAP commencing January 1, 2007, the Company’s accounting policy is to expense transaction costs on long-term debt (Note 2).

(e)	Realized foreign currency gains or losses. Under Canadian GAAP, a gain or loss equivalent to a pro rata portion of the exchange gains and losses in accumulated other comprehensive loss would be recognized in operations when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

(f)	Joint ventures. Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity.

(g)	Other disclosures under U.S. GAAP
(i)	Accounts payable and accrued liabilities. The following table presents significant balances included in accounts payable and accrued liabilities:

	2007	2006
Trade payables and accrued liabilities	$22,215	$26,314
Wages and benefits payable	6,337	10,928

	2007	2006
Capital asset accruals	3,855	14,947
Other Accrued pension benefit asset (c)	6,383	6,574

	$38,790	$58,763

(ii)	Employee benefit plans. The discount rate for the Company’s defined benefit pension plans was based on the market interest rate on high-quality debt instruments and the maturity of the plans. For December 31, 2007 and December 31, 2006, the discount rates were based on AA corporate bond yields as of December 31, 2007 and December 31, 2006, respectively. In determining the rate of compensation increases, management considered the general inflation rate, productivity and promotions. The expected rate of return on plan assets reflects management’s best estimate regarding the long-term expected return from all sources of investment return based on the Company’s target asset allocation.

During 2008, the Company expects to contribute approximately $5.6 million to its defined benefit pension plans.

The following table presents estimated future benefit payments from the defined benefit pension plans as of December 31, 2007:

2008	$2,453
2009	2,577
2010	2,769
2011	2,911
2012	3,192
2013-2017	20,882
(iii)	Income taxes. On January 1, 2007, the company adopted Financial Accounting Standars Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB statement No. 108. FIN 48 clarifies the accounting for uncertainty in income taxes and uses a more-likely-than-not threshold to determine recognition in the financial statements of an uncertain tax position. The more-likely-than-not threshold means that a benefit related to an uncertain tax position is recognized only when it is more-likely-than not that the position will be sustained based on its technical merits and where there is a greater than 50 percent likelihood that the position would be sustained if challenged by a tax authority. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The unresolved uncertain tax positions must be reassessed at each balance sheet date based on these thresholds. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 31, 2006.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $5,692.

No adjustments were required in the Company financial statements as a result of this adoption. A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of 2007 is as follows:

Unrecognized tax benefits, beginning of year	$5,207
Increases — tax positions taken in prior periods	—
Decreases — tax positions taken in prior periods	—
Current period tax positions	485
Settlements	—
Lapse of statute limitations	—

Unrecognized tax benefits, end of year	$5,692

The Company recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the statement of operations. $485 of interest expense or penalties related to unrecognized tax benefits were recorded during 2007 (2006: $397; 2005: $321).
In the normal course of business, the Company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities and by the U.S. federal and various state taxing authorities. The Company’s Canadian entities are under examination by the Canadian tax authorities for the 2003 tax year. Tax years subsequent to 2003 remain open to examination by

Canadian tax authorities. The Company is not currently under audit by the U.S. Internal Revenue Service or by any U.S. state taxing authority. Tax years subsequent to 2003 remain open to examination by U.S. tax authorities.
Based on the outcome of these examinations, or as a result of the expiration of statutes of limitation for specific taxing jurisdictions, it is reasonably possible that unrecognized tax benefits could change within the next twelve months. However, the Company cannot currently estimate the range of any possible change.
As at December 31, 2007, it is reasonably possible that the Company’s unrecognized tax benefits would significantly decrease in the next twelve months as it is expected that Notices of Reassessment will be issued by various government authorities over the next twelve months that are expected to effectively settle a number of uncertain tax positions as a result of audits completed prior to the 2004 tax year. The gross amount of such unrecognized tax benefits is expected to be approximately $2.7 million.
(iii)	Accounting for planned major maintenance activities. In September 2006, the FASB issued FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities”, which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements, for fiscal years beginning after December 15, 2006. The implementation of FSP AUG AIR-1 did not have a material impact on the Company’s consolidated financial statements.
(h)	Employee future benefits transitional pension asset accounting

The Company adopted new accounting standards for employee future benefits (FAS 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans) in its 2006 fiscal year. During the year, the Company revisited the adjustments made on adoption of FAS 158 and determined that the funded status of the Company’s defined benefit plans was not fully recognized on the balance sheet. The following schedules reflect the impact of this correction, which the Company has concluded is not material to its previously filed consolidated financial statements. There was no impact on net income, comprehensive income or cash flows for U.S. GAAP purposes.

The effects of the adjustments to fully reflect the funded status of the defined benefit pension plans on the Company’s financial position according to U.S. GAAP, as at December 31, 2006, are as set out in the following table:

		Adjustment to
	As previously	reflect funded	As currently
	reported	status	reported
Total assets in accordance with U.S. GAAP	$1,510,944	$(24,038)	$1,486,906
Total liabilities in accordance with U.S. GAAP	1,230,968	(16,961)	1,214,007
Total shareholders’ equity in accordance with U.S. GAAP	279,977	(7,078)	272,899
Accumulated other comprehensive loss in accordance with U.S. GAAP
Minimum pension liability	$(21,714)	$—	$(21,714)
Deferred income tax	7,607	—	7,607
Unrealized loss on translation of self-sustaining foreign operations	(1,621)	—	(1,621)
Realized currency translation loss	4,400	—	4,400

Comprehensive income	(11,328)	—	(11,328)
Cumulative effect of adjustment on adoption of FAS 158, net of tax	11,209	7,078	18,287

	(119)	7,078	6,959
Accumulated other comprehensive loss, beginning of year	72,783	—	72,783

Accumulated other comprehensive loss, end of year	$72,664	$7,078	$79,742

(i)	U.S. GAAP developments

The following standards will be effective for the Company on the dates indicated below.
(i)	Fair Value Measurements. In September 2006, FASB published FAS 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This new standard is effective for the 2008 fiscal year and is not expected to have a material impact on the Company’s consolidated financial position.

(ii)	Fair Value Option for Financial Assets and Liabilities. In February 2007, FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Liabilities” (FAS 159). FAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value. Under FAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value options may be elected on an instrument-by-instrument basis, with few exceptions, as long as it is applied to the instrument in its entirety. This new standard is effective as of January 1, 2008. The Company does not intend to elect to use the fair value option for its financial assets and financial liabilities.

(iii)	Non-controlling Interests. In December 2007, FASB issued a revised standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements (FAS 160). FAS 160 specifies that non-controlling interests are to be treated as a separate component of equity. As such, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interest are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the non-controlling interest. This standard requires net income and comprehensive income to be displayed for both the controlling interest and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule showing the effects of any transactions with the non-controlling interest on the equity attributable to the controlling interest. FAS 160 will be effective for the 2009 fiscal year. The Company does not expect that the adoption of this standard will have a material impact on the consolidated financial position.

(iv)	Business Combinations. In December 2007, the FASB issued a revised standard on accounting for business combinations (FAS 141R). Under the new standard, all business acquisitions, non-controlling interests, contingent consideration and pre-acquisition contingencies will be measured at fair value. In addition, most acquisition-related costs will be expensed as incurred. Goodwill, if any, arising on a business acquisition reflects the excess of the fair value of the acquiree over the net amount of recognized identifiable assets and liabilities assumed, which is then allocated to the acquirer and the non-controlling interest. This statement will be effective in the Company’s 2009 fiscal year and will be applied as circumstances arise.
28.    SUBSEQUENT EVENTS
On February 15, 2008 the Company announced the commencement of an exchange offer for the Company’s senior notes and a consent solicitation from holders of senior notes to certain amendments to the respective indentures governing such notes. On March 15, 2008 the Company announced that the exchange offer and consent solicitation had expired without any notes being exchanged thereunder.
On March 26, 2008, the Company completed the sale of an unused finger-joined facility for net proceeds of $3.4 million. The carrying value of the facility as at December 31, 2007 was $650 (December 31, 2006: $650) and was included in Corporate assets for the purposes of segment disclosures (Note 24). The sale was made as part of the Company’s strategy to enhance liquidity by monetizing non-core assets.
Under the terms of the U.S.$44.4 million equipment financing facility, if liquidity falls below U.S.$75.0 million, the lender may require prepayment of interest for a period of twelve months. At December 31, 2007 liquidity for the purpose of this financing facility was $73.1 million (U.S.$73.8 million). On March 26, 2008, the Company received a prepayment notification from the lender and will be required to pay interest of U.S.$2.5 million on or before April 1, 2008.
29.    SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS
On March 3, 2004, the Company issued U.S.$210 million of 6.75% Senior Unsecured Notes to refinance its outstanding indebtedness at the time. On May 19, 2004, the Company issued U.S.$110 million of 6.75% Senior Unsecured Notes to finance the acquisition of Voyageur. On September 22, 2004 the Company issued U.S.$275 million in aggregate principal amount of 7.25% Senior Unsecured Notes and U.S.$175 million in aggregate principal amount of Senior Unsecured Floating Rate Notes to finance the acquisition of the Minnesota OSB facilities. On April 18, 2006 the Company issued U.S.$75 million of Senior Unsecured Floating Rate Notes to partially finance the construction of a second production line in Grande Prairie, Alberta. On June 26, 2007 the Company entered into Senior Secured Term Loan of U.S.$102.6 million which is secured by inventory and accounts receivable. Under the terms of the Senior Notes and Senior Secured Term Loan referred to above, the Company’s 100%

owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp., Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership, became joint and several guarantors of the indebtedness (the “Guarantors”). The guarantee is a full and unconditional guarantee.
Additionally, if at any time a subsidiary of the Company constitutes a significant subsidiary, then such subsidiary will also become a guarantor of the indebtedness. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantors are obligated to pay the outstanding indebtedness. At December 31, 2007, the Company had the following outstanding amounts related to the guaranteed indebtedness:

	2007	2006
U.S.$275,000 (2006: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$272,608	$320,485

U.S.$210,000 (2006: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	208,173	244,734

U.S.$153,540 (2006: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	152,204	178,936

U.S.$110,000 (2006: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	109,043	128,194

U.S.$102,637 (2006: U.S.$Nil) Senior Secured Term Loan due June 26, 2014 with interest payable monthly, bi-monthly, quarterly or semi-annually at LIBOR plus 3.0% per annum or quarterly at base rate plus 2.0%	101,744	—

U.S.$75,000 (2006: U.S.$75,000) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4.00% per annum	74,348	87,405

	$816,376	$959,754

The following condensed consolidating financial information reflects the summarized financial information of the Company and its Guarantors:

	Ainsworth	Ainsworth	Ainsworth		Ainsworth		Ainsworth
Condensed Consolidated Balance Sheet	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Engineered Canada		Lumber Co. Ltd.
as at December 31, 2007	Non-Consolidated	(USA) LLC	Corp.	Corp.	Limited Partnership	Eliminations	Consolidated
	Parent	Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Issuer	Guarantor	Guarantor	Guarantor	Guarantor
ASSETS
Cash	$40,246	$(813)	$—	$23,382	$6,812	$—	$69,627
Other Current Assets	4,326	13,992	—	10,034	86,014	(92)	114,274
Capital Assets	620,412	209,690	—	—	—	—	830,102
Other Assets	22,272	615	—	—	—	—	22,887
Future Income Tax Assets	—	11,759	—	—	—	—	11,759
Goodwill	—	—	51,970	—	—	—	51,970
Due from Parent Company	—	—	71,149	—	290,189	(361,338)	—
Investment in Subsidiary	746,984	—	139,292	—	—	(886,276)	—

	$1,434,240	$235,243	$262,411	$33,416	$383,015	$(1,247,706)	$1,100,619

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$39,597	$5,532	$(3,102)	$—	$33,174	$—	$75,201
Accrued Pension Benefit Liability	—	6,651	—	—	—	—	6,651
Reforestation Obligation	4,451	—	—	—	—	—	4,451
Due to Related Company	257,902	73,699	—	29,638	—	(361,239)	—
Long-Term Debt	967,250	—	—	—	—	—	967,250
Future Income Taxes	34,327	—	—	—	—	—	34,327

	1,303,527	85,882	(3,102)	29,638	33,174	(361,239)	1,087,880
Preferred Shares	—	—	25,999	—	—	(25,999)	—
SHAREHOLDERS’ EQUITY
Capital Stock	173,613	—	55,419	—	—	(173,205)	55,827
Accumulated Other Comprehensive Loss	(105,786)	(105,786)	—	—	—	105,786	(105,786)
Contributed Surplus	—	585,294	148,495	—	—	(733,789)	—
Partners’ Capital	—	—	—	—	67,030	(67,030)	—
Retained earnings	62,886	(330,147)	35,600	3,778	282,811	7,770	62,698

	130,713	149,361	239,514	3,778	349,841	(860,468)	12,739

	$1,434,240	$235,243	$262,411	$33,416	$383,015	$(1,247,706)	$1,100,619

Total assets in accordance with Canadian GAAP	$1,434,240	$235,243	$262,411	$33,416	$383,015	$(1,247,706)	$1,100,619
Write-off of capitalized start-up costs (1)	(2,445)	—	—	—	—	—	(2,445)
Transaction costs relating to long-term debt (2)	20,827	—	—	—	—	—	20,827
Accrued pension benefit asset (3)	(10,510)	—	—	—	—	—	(10,510)

Total assets in accordance with U.S. GAAP	$1,442,112	$235,243	$262,411	$33,416	$383,015	$(1,247,706)	$1,108,491

Total liabilities in accordance with Canadian GAAP	1,303,527	85,882	22,897	29,638	33,174	(387,238)	1,087,880
Tax effect of write-off of capitalized start-up costs (1)	(819)	—	—	—	—	—	(819)
Tax effect of transaction costs related to long-term debt (2)	6,343	—	—	—	—	—	6,343
Employee future benefits (3)	10,106	5,642	—	—	—	—	15,748
Tax effect of employee future benefits (3)	(6,885)	(1,885)	—	—	—	—	(8,770)

Total liabilities in accordance with U.S. GAAP	$1,312,272	89,639	22,897	29,638	33,174	(387,238)	$1,100,382

Total shareholders’ equity in accordance with Canadian GAAP	$130,713	$149,361	$239,514	$3,778	$349,841	$(860,468)	$12,739
Write-off of capitalized start-up costs (1)	(2,445)	—	—	—	—	—	(2,445)
Transaction costs relating to long-term debt (2)	20,827	—	—	—	—	—	20,827
Employee future benefits (3)	(20,616)	(5,642)	—	—	—	—	(26,258)
Tax effect of write-off of capitalized start-up costs (1)	819	—	—	—	—	—	819
Tax effect of transaction costs related to long-term debt (2)	(6,343)	—	—	—	—	—	(6,343)
Tax effect of employee future benefits (3)	6,885	1,885	—	—	—	—	8,770

Total shareholders’ equity in accordance with U.S. GAAP	$129,840	$145,604	$239,514	$3,778	$349,841	$(860,468)	$8,109

1.	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against operations as incurred.

2.	Under U.S. GAAP, transaction costs related to long-term debt would be capitalized and amortized over the expected life of the debt. Under Canadian GAAP, the Company’s accounting policy is to expense these costs.

3.	Under U.S. GAAP, the Company would recognize the funded status of its defined benefit pension plans on the balance sheet. Unamortized actuarial gains and losses, prior service costs or credits and transitional obligations that arise during the period but are not recognized components of net periodic pension benefit costs are recognized as a component of other comprehensive income.

	Ainsworth	Ainsworth	Ainsworth		Ainsworth		Ainsworth
Condensed Consolidated Statement of Operations	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Engineered Canada		Lumber Co. Ltd.
For the year ended December 31, 2007	Non-Consolidated	(USA), LLC	Corp.	Corp.	Limited Partnership	Eliminations	Consolidated
	Parent	Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Issuer	Guarantor	Guarantor	Guarantor	Guarantor
SALES	$—	$83,343	$—	$420,488	$394,852	$(354,452)	$544,231

COSTS AND EXPENSES
Costs of products sold	—	116,778	—	420,876	393,912	(354,264)	577,302
Selling and administration	3,584	—	—	—	27,214	—	30,798
Amortization of capital assets	46,988	18,871	—	—	—	—	65,859
(Gain) loss on disposal of capital assets	(39)	298	—	—	—	—	259
Write-down of capital assets	—	80,780	—	—	—	—	80,780
Impairment of intangible assets	—	12,226	—	—	—	—	12,226
Impairment of goodwill	—	—	51,000	—	—	—	51,000
Cost of class action lawsuit	15,114	—	—	—	—	—	15,114

	65,647	228,953	51,000	420,876	421,126	(354,264)	833,338

OPERATING LOSS	(65,647)	(145,610)	(51,000)	(388)	(26,274)	(188)	(289,107)
FINANCE EXPENSE
Interest	74,154	—	—	—	—	—	74,154
Transaction costs	2,897	—	—	—	—	—	2,897

	77,051	—	—	—	—	—	77,051
EQUITY IN LOSS OF SUBSIDIARY	(282,515)	—	(2,158)	—	—	284,673	—
OTHER INCOME (EXPENSE)	14,469	(11,403)	—	705	2,273	—	6,044
FOREIGN EXCHANGE GAIN ON LONG-TERM DEBT	161,315	—	—	—	—	—	161,315
OTHER FOREIGN EXCHANGE (LOSS) GAIN	—	(536)	—	3,532	(19,167)	—	(16,171)
REALIZED CURRENCY TRANSLATION LOSS	—	(11,180)	—	—	—	—	(11,180)

(LOSS) INCOME BEFORE INCOME TAXES	(249,429)	(168,729)	(53,158)	3,849	(43,168)	284,485	(226,150)
INCOME TAX (RECOVERY) EXPENSE	(33,162)	22,861	(33)	639	—	—	(9,695)

NET (LOSS) INCOME	$(216,267)	$(191,590)	$(53,125)	$3,210	$(43,168)	$284,485	$(216,455)

Net (loss) income in accordance with Canadian GAAP	$(216,267)	$(191,590)	$(53,125)	$3,210	$(43,168)	$284,485	$(216,455)
Reversal of amortization of capitalized start-up costs (1)	1,450	—	—	—	—	—	1,450
Transaction costs relating to long-term debt (2)	(1,836)	—	—	—	—	—	(1,836)
Realized currency translation loss (3)	—	11,180	—	—	—	—	11,180
Income tax impact of above items and effect of rate change	129	—	—	—	—	—	129

Net (loss) income in accordance with U.S. GAAP	(216,524)	(180,410)	(53,125)	3,210	(43,168)	284,485	(205,532)
Employee benefit plans, net of tax impact (4)	(1,581)	2,712	—	—	—	—	1,131
Unrealized loss on translation of self-sustaining foreign subsidiary	(60,244)	(60,244)	—	—	—	60,244	(60,244)

Comprehensive (loss) income in accordance with U.S. GAAP	$(278,349)	$(237,942)	$(53,125)	$3,210	$(43,168)	$344,729	$(264,645)

1.	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against operations as incurred.

2.	Under U.S. GAAP, transaction costs related to long-term debt would be capitalized and amortized over the expected life of the debt. Under Canadian GAAP, the Company’s accounting policy is to expense these costs.

3.	Under Canadian GAAP, a gain or loss equivalent to a pro rata portion of the translation exchange gains and losses in accumulated other comprehensive income would be recognized in operations when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

4.	Under U.S. GAAP, the Company would recognize the funded status of its defined benefit pension plans on the balance sheet. Unamortized actuarial gains and losses, prior service costs or credits and transitional obligations that arise during the period but are not recognized components of net periodic benefit costs are recognized as a component of other comprehensive income.

	Ainsworth	Ainsworth	Ainsworth		Ainsworth		Ainsworth
Condensed Consolidated Statement of Cash Flows	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Engineered Canada		Lumber Co. Ltd.
For the year ended December 31, 2007	Non-Consolidated	(USA), LLC	Corp.	Corp.	Limited Partnership	Eliminations	Consolidated
	Parent	Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Issuer	Guarantor	Guarantor	Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(216,267)	$(191,590)	$(53,125)	$3,210	$(43,168)	$284,485	$(216,455)
Items not affecting cash
Amortization of capital assets	46,988	18,871	—	—	—	—	65,859
Non-cash portion of interest expense	1,457	—	—	—	—	—	1,457
Foreign exchange gain on long-term debt	(161,315)	—	—	—	—	—	(161,315)
Write-down of capital assets	—	80,780	—	—	—	—	80,780
(Gain) loss on disposal of capital assets	(39)	298	—	—	—	—	259
Impairment of intangible assets	—	12,226	—	—	—	—	12,226
Impairment of goodwill	—	—	51,000	—	—	—	51,000
Change in non-current reforestation obligation	(170)	—	—	—	—	—	(170)
Equity in loss of subsidiary	282,515	—	2,158	—	—	(284,673)	—
Future income taxes	(33,686)	24,904	(1,496)	701	—	—	(9,577)
Adjustment to net accrued pension benefit asset	2,888	1,545	—	—	—	—	4,433
Realized currency translation loss	—	11,180	—	—	—	—	11,180
Change in non-cash operating working capital	59,584	(31,784)	(5,727)	(28,965)	39,799	73	32,980

Cash used in operating activities	(18,045)	(73,570)	(7,190)	(25,054)	(3,369)	(115)	(127,343)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	109,825	—	—	—	—	—	109,825
Repayment of long-term debt	(8,622)	—	—	—	—	—	(8,622)
Repayment of capital lease obligations	(283)	—	—	—	—	—	(283)
Advances (to) from related company	(123,396)	73,701	7,190	32,209	10,181	115	—

Cash provided by (used in) financing activities	(22,476)	73,701	7,190	32,209	10,181	115	100,920

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	35,029	—	—	—	—	—	35,029
Restricted cash	55,080	—	—	—	—	—	55,080
Additions to capital assets	(66,323)	(3,754)	—	—	—	—	(70,077)
Decrease (increase) in other assets	4,407	(3,075)	—	—	—	—	1,332
Proceeds on disposal of capital assets	934	292	—	—	—	—	1,226

Cash provided by (used in) investing activities	29,127	(6,537)	—	—	—	—	22,590

Effect of foreign exchange rage changes on cash and cash equivalents	—	(852)	—	—	—	—	(852)

NET CASH INFLOW (OUTFLOW)	(11,394)	(7,258)	—	7,155	6,812	—	(4,685)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	51,640	6,445	—	16,227	—	—	74,312

CASH AND CASH EQUIVALENTS, END OF YEAR	$40,246	$(813)	$—	$23,382	$6,812	$—	$69,627

	Ainsworth				Ainsworth
	Lumber				Engineered		Ainsworth
	Co Ltd.	Ainsworth	Ainsworth		Canada		Lumber
Condensed Consolidated Balance Sheet	Non-	Engineered	Engineered	Ainsworth	Limited		Co. Ltd.
as at December 31, 2006	Consolidated	(USA) LLC	Corp.	Corp.	Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
ASSETS
Cash	$51,640	$6,445	$—	$16,227	$—	$—	$74,312
Other Current Assets	109,961	25,157	—	(21,056)	133,933	(18)	247,977
Capital Assets	612,332	356,207	—	—	—	—	968,539
Other Assets	47,479	6,331	—	—	—	14,243	68,053
Future Income Tax Assets	—	41,648	—	700	—	—	42,348
Goodwill	—	—	102,970	—	—	—	102,970
Due from Parent Company	—	2	78,339	2,571	305,455	(386,367)	—
Investment in Subsidiary	1,166,035	14,242	141,360	—	—	(1,321,637)	—

	$1,987,447	$450,032	$322,669	$(1,558)	$439,388	$(1,693,779)	$1,504,199

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$20,538	$9,735	$4,121	$(17)	$48,172	$(3)	$82,546
Accrued Pension Benefit Liability	—	6,034	—	—	—	—	6,034
Reforestation Obligation	4,621	—	—	—	—	—	4,621
Due to Related Company	386,383	—	—	—	—	(386,383)	—
Long-Term Debt	1,027,595	—	—	—	—	—	1,027,595
Future Income Taxes	89,293	—	—	—	—	—	89,293

	1,528,430	15,769	4,121	(17)	48,172	(386,386)	1,210,089
Preferred Shares	—	—	25,999	—	—	(25,999)	—
SHAREHOLDERS’ EQUITY
Capital Stock	173,613	—	55,419	—	—	(173,205)	55,827
Accumulated Other Comprehensive Loss	(56,722)	(56,722)	—	—	—	56,722	(56,722)
Contributed Surplus	—	585,294	148,495	—	—	(733,789)	—
Partners’ Capital	—	—	—	—	67,029	(67,029)	—
Retained earnings	342,126	(94,309)	88,635	(1,541)	324,187	(364,093)	295,005

	459,017	434,263	292,549	(1,541)	391,216	(1,281,394)	294,110

	$1,987,447	$450,032	$322,669	$(1,558)	$439,388	$(1,693,779)	$1,504,199

Total assets in accordance with Canadian GAAP	$1,987,447	$450,032	$322,669	$(1,558)	$439,388	$(1,693,779)	$1,504,199
Write-off of capitalized start-up costs (1)	(3,895)	—	—	—	—	—	(3,895)
Accrued pension benefit asset (2)	(13,398)	—	—	—	—	—	(13,398)

Total assets in accordance with U.S. GAAP	$1,970,154	$450,032	$322,669	$(1,558)	$439,388	$(1,693,779)	$1,486,906

Total liabilities in accordance with Canadian GAAP	1,528,430	15,769	30,120	(17)	48,172	(412,385)	1,210,089
Tax effect of write-off of capitalized start-up costs (1)	(1,305)	—	—	—	—	—	(1,305)
Employee future benefits (2)	4,845	9,754	—	—	—	—	14,599
Tax effect of employee future benefits (2)	(6,110)	(3,266)	—	—	—	—	(9,376)

Total liabilities in accordance with U.S. GAAP	$1,525,860	22,257	30,120	(17)	48,172	(412,385)	$1,214,007

Total shareholders’ equity in accordance with Canadian GAAP	$459,017	$434,263	$292,549	$(1,541)	$391,216	$(1,281,394)	$294,110
Write-off of capitalized start-up costs (1)	(3,895)	—	—	—	—	—	(3,895)
Employee future benefits (2)	(18,243)	(9,754)	—	—	—	—	(27,997)
Tax effect of write-off of capitalized start-up costs (1)	1,305					—	1,305
Tax effect of employee future benefits (2)	6,110	3,266	—	—	—	—	9,376

Total shareholders’ equity in accordance with U.S. GAAP	$444,294	$427,775	$292,549	$(1,541)	$391,216	$(1,281,394)	$272,899

1.	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against operations as incurred.

2.	Under U.S. GAAP, the Company would recognize the funded status of its defined benefit pension plans on the balance sheet. Unamortized actuarial gains and losses, prior service costs or credits and transitional obligations are recognized as a component of accumulated other comprehensive income.

	Ainsworth				Ainsworth
	Lumber				Engineered		Ainsworth
	Co Ltd.	Ainsworth	Ainsworth		Canada		Lumber
Condensed Consolidated Statement of Operations	Non-	Engineered	Engineered	Ainsworth	Limited		Co. Ltd.
For the year ended December 31, 2006	Consolidated	(USA), LLC	Corp.	Corp.	Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
SALES	$—	$226,107	$—	$712,894	$503,424	$(615,307)	$827,118

COSTS AND EXPENSES
Costs of products sold	—	232,480	—	715,724	417,083	(615,307)	749,980
Selling and administration	3,453	—	—	—	32,586	—	36,039
Amortization of capital assets	46,050	41,954	—	—	—	—	88,004
Loss on disposal of capital assets	1,032	1,517	—	—	—	—	2,549
Write-down of capital assets	—	55,290	—	—	—	—	55,290
Closure of production line	—	5,915	—	—	—	—	5,915
Write-down of timber deposits	4,502	—	—	—	—	—	4,502
Cost of class action lawsuit	5,085	—	—	—	—	—	5,085

	60,122	337,156	—	715,724	449,669	(615,307)	947,364

OPERATING (LOSS) EARNINGS	(60,122)	(111,049)	—	(2,830)	53,755	—	(120,246)
FINANCE EXPENSE
Interest	68,913	—	—	—	—	—	68,913
Amortization of finance costs	5,399	—	—	—	—	—	5,399

	74,312	—	—	—	—	—	74,312
EQUITY IN EARNINGS OF SUBSIDIARY	(8,016)	—	2,685	—	—	5,331	—
OTHER INCOME	12,721	35	—	99	264	—	13,119
FOREIGN EXCHANGE LOSS ON LONG TERM DEBT	(7,936)	—	—	—	—	—	(7,936)
OTHER FOREIGN EXCHANGE (LOSS) GAIN	—	—	—	479	(312)	—	167
REALIZED CURRENCY TRANSLATION LOSS	—	(4,400)	—	—	—	—	(4,400)

(LOSS) INCOME BEFORE INCOME TAXES	(137,665)	(115,414)	2,685	(2,252)	53,707	5,331	(193,608)
INCOME TAX EXPENSE (RECOVERY)	(29,634)	(56,878)	976	(41)	—	—	(85,577)

NET (LOSS) INCOME	$(108,031)	$(58,536)	$1,709	$(2,211)	$53,707	$5,331	$(108,031)

Net (loss) income in accordance with Canadian GAAP	$(108,031)	$(58,536)	$1,709	$(2,211)	$53,707	$5,331	$(108,031)
Reversal of amortization of capitalized start-up costs (1)	1,598	—	—	—	—	—	1,598
Write-off of capitalized start-up costs (1)	(986)	—	—	—	—	—	(986)
Realized currency translation loss (2)	—	4,400	—	—	—	—	4,400

Income tax impact of above items	(225)	—	—	—	—	—	(225)

Net (loss) income in accordance with U.S. GAAP	(107,644)	(54,136)	1,709	(2,211)	53,707	5,331	(103,244)
Minimum pension liability, net of tax (3)	6,231	7,876	—	—	—	—	14,107
Unrealized loss on translation of self-sustaining foreign subsidiary	(2,779)	(2,779)	—	—	—	2,779	(2,779)

Comprehensive (loss) income	$(104,192)	$(49,039)	$1,709	$(2,211)	$53,707	$8,110	$(91,916)

1.	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against operations as incurred.

2.	Under Canadian GAAP, a gain or loss equivalent to a pro rata portion of the translation exchange gains and losses in accumulated other comprehensive income would be recognized in operations when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

3.	Under U.S. GAAP, the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

	Ainsworth				Ainsworth
	Lumber				Engineered		Ainsworth
	Co Ltd.	Ainsworth	Ainsworth		Canada		Lumber
Condensed Consolidated Statement of Cash Flows	Non-	Engineered	Engineered	Ainsworth	Limited		Co. Ltd.
For the year ended December 31, 2006	Consolidated	(USA), LLC	Corp.	Corp.	Partnership	Eliminations	Consolidated
	Parent Issuer	Subsidiary	Subsidiary	Subsidiary	Subsidiary
		Guarantor	Guarantor	Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(108,031)	$(58,536)	$1,709	$(2,211)	$53,707	$5,331	$(108,031)
Items not affecting cash
Amortization of capital assets	46,050	41,954	—	—	—	—	88,004
Amortization of financing costs and fees	5,399	—	—	—	—	—	5,399
Foreign exchange loss on long-term debt	7,936	—	—	—	—	—	7,936
Write-down of capital assets	—	55,290	—	—	—	—	55,290
Loss on disposal of capital assets	1,032	1,517	—	—	—	—	2,549
Write-down of timber deposits	4,502	—	—	—	—	—	4,502
Change in non-current reforestation obligation	273	—	—	—	—	—	273
Equity in earnings of subsidiary	8,016	—	(2,685)	—	—	(5,331)	—
Future income taxes	(33,813)	(56,050)	(3,612)	(37)	—	—	(93,512)
Adjustment to net accrued pension benefit asset	852	2,882	—	—	—	—	3,734
Realized currency translation loss	—	4,400	—	—	—	—	4,400
Change in non-cash operating working capital	90,427	145,160	3,245	(186,785)	(14,644)	17	37,420

Cash provided by (used in) operating activities	22,643	136,617	(1,343)	(189,033)	33,978	17	7,694

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	171,588	—	—	—	—	—	171,588
Repayment of long-term debt	(2,321)	—	—	—	—	—	(2,321)
Repayment of capital lease obligations	(174)	—	—	—	—	—	(174)
Dividends paid	(14,649)	—	—	—	—	—	(14,649)
Financing costs and fees	(6,011)	—	—	—	—	—	(6,011)
Advances (to) from related company	140,451	(118,160)	(3,207)	201,807	(220,874)	(17)	—

Cash provided by (used in) financing activities	288,884	(118,160)	(3,207)	201,807	(220,874)	(17)	148,433

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(35,864)	—	—	—	—	—	(35,864)
Restricted cash	(23,168)	—	—	—	—	—	(23,168)
Additions to capital assets	(214,488)	(13,767)	—	—	—	—	(228,255)
Decrease (increase) in other assets	(2,069)	(2,286)	100	—	—	—	(4,255)
Proceeds on disposal of capital assets	136	18	—	—	—	—	154

Cash provided by (used in) investing activities	(275,453)	(16,035)	100	—	—	—	(291,388)

Effect of foreign exchange rage changes on cash and cash equivalents	—	102	—	—	—	—	102

NET CASH INFLOW (OUTFLOW)	36,074	2,524	(4,450)	12,774	(181,811)	—	(134,889)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,566	3,921	4,450	3,453	181,811	—	209,201

CASH AND CASH EQUIVALENTS, END OF YEAR	$51,640	$6,445	$—	$16,227	$—	$—	$74,312

	Ainsworth	Ainsworth	Ainsworth		Ainsworth		Ainsworth
Condensed Consolidated Statement of Operations	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Engineered Canada		Lumber Co. Ltd.
For the year ended December 31, 2005	Non-Consolidated	(USA), LLC	Corp.	Corp.	Limited Partnership	Eliminations	Consolidated
		Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor
SALES	$—	$452,054	$—	$454,822	$797,087	$(455,732)	$1,248,231

COSTS AND EXPENSES
Costs of products sold	—	331,064	—	455,732	524,885	(455,732)	855,949
Selling and administration	12,436	6,928	—	55	11,358	—	30,777
Amortization of capital assets	51,534	52,373	—	—	—	—	103,907

	63,970	390,365	—	455,787	536,243	(455,732)	990,633

OPERATING EARNINGS	(63,970)	61,689	—	(965)	260,844	—	257,598
FINANCE EXPENSE
Interest	64,914	—	—	—	—	—	64,914
Amortization of finance costs	4,888	—	—	—	—	—	4,888
Loss on repurchase of long term debt	1,485	—	—	—	—	—	1,485

	71,287	—	—	—	—	—	71,287
EQUITY IN EARNINGS OF SUBSIDIARY	310,947	—	13,034	—	—	(323,981)	—
OTHER INCOME (EXPENSE)	7,073	(383)	(91)	(21)	3,400	—	9,978
FOREIGN EXCHANGE GAIN ON LONG TERM DEBT	28,313	—	—	—	—	—	28,313
OTHER FOREIGN EXCHANGE LOSS	(49)	(3,553)	—	(617)	(3,562)	—	(7,781)

INCOME BEFORE INCOME TAXES	211,027	57,753	12,943	(1,603)	260,682	(323,981)	216,821
INCOME TAX EXPENSE (RECOVERY)	57,873	7,011	(517)	(700)	—	—	63,667

NET INCOME	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154

Net income in accordance with Canadian GAAP	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154
Reversal of amortization of capitalized start-up costs, net of deferred income taxes (1)	1,762	—	—	—	—	—	1,762

Net income in accordance with U.S. GAAP	154,916	50,742	13,460	(903)	260,682	(323,981)	154,916
Minimum pension liability, net of tax (2)	(3,661)	(1,491)	—	—	—	—	(5,152)
Unrealized loss on translation of self-sustaining foreign subsidiary	(24,106)	(24,190)	—	84	—	24,106	(24,106)

Comprehensive income	$127,149	$25,061	$13,460	$(819)	$260,682	$(299,875)	$125,658

(1)	Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against operations as incurred.

(2)	Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

	Ainsworth	Ainsworth	Ainsworth		Ainsworth		Ainsworth
Condensed Consolidated Statement of Cash Flows	Lumber Co Ltd.	Engineered	Engineered	Ainsworth	Engineered Canada		Lumber Co. Ltd.
For the year ended December 31, 2005	Non-Consolidated	(USA), LLC	Corp.	Corp.	Limited Partnership	Eliminations	Consolidated
		Subsidiary	Subsidiary	Subsidiary	Subsidiary
	Parent Issuer	Guarantor	Guarantor	Guarantor	Guarantor
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$153,154	$50,742	$13,460	$(903)	$260,682	$(323,981)	$153,154
Items not affecting cash
Amortization of capital assets	51,534	52,373	—	—	—	—	103,907
Amortization of financing costs and fees	4,888	—	—	—	—	—	4,888
Foreign exchange gain on long-term debt	(28,313)	—	—	—	—	—	(28,313)
Loss on repurchase of long-term debt	1,485	—	—	—	—	—	1,485
Loss on disposal of capital assets	245	—	—	—	—	—	245
Change in non-current reforestation obligation	(122)	—	—	—	—	—	(122)
Equity in earnings of subsidiary	(310,947)	—	(13,034)	—	—	323,981	—
Future income taxes	97,299	10,761	(35,797)	(663)	—	—	71,600
Adjustment to accrued pension benefit asset	(7,278)	—	—	—	—	—	(7,278)
Change in non-cash operating working capital	(113,602)	(270,088)	30,865	209,397	5,710	—	(137,718)

Cash provided by (used in) operating activities	(151,657)	(156,212)	(4,506)	207,831	266,392	—	161,848

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(274)	—	—	—	—	—	(274)
Repurchase of long-term debt	(31,067)	—	—	—	—	—	(31,067)
Dividends paid	(14,649)	—	—	—	—	—	(14,649)
Refundable tax recovery	438	—	—	—	—	—	438
Advances (to) from related company	117,240	166,124	5,595	(204,378)	(84,581)	—	—

Cash provided by (used in) financing activities	71,688	166,124	5,595	(204,378)	(84,581)	—	(45,552)

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(32,455)	—	—	—	—	—	(32,455)
Additions to capital assets	(45,499)	(11,776)	—	—	—	—	(57,275)
Decrease (increase) in other assets	(7,499)	(3,184)	800	—	—	—	(9,883)
Proceeds on disposal of capital assets	27	—	—	—	—	—	27
Investment in Chatham Forest Products, Inc.	—	(7,546)	—	—	—	—	(7,546)
Timber licence deposits	(5,998)	—	—	—	—	—	(5,998)

Cash provided by (used in) investing activities	(91,424)	(22,506)	800	—	—	—	(113,130)

Effect of foreign exchange rage changes on cash and cash equivalents	—	(28)	—	—	—	—	(28)

NET CASH INFLOW (OUTFLOW)	(171,393)	(12,622)	1,889	3,453	181,811	—	3,138
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	186,959	16,543	2,561	—	—	—	206,063

CASH AND CASH EQUIVALENTS, END OF YEAR	$15,566	$3,921	$4,450	$3,453	$181,811	$—	$209,201

ITEM 19. EXHIBITS

1.1	Notice of Articles of Ainsworth Lumber Co. Ltd.(8)
1.2	Articles of Ainsworth Lumber Co. Ltd.(8)
1.3	Certificate of Amalgamation of Ainsworth Engineered Corp.(6)
1.4	Articles of Association of Ainsworth Engineered Corp.(6)
1.5	Certificate of Formation of Ainsworth Engineered (USA), LLC(7)
1.6	Limited Liability Company Agreement of Ainsworth Engineered (USA), LLC(7)
1.7	Articles of Incorporation of Ainsworth Corp.(10)
1.8	Bylaws of Ainsworth Corp.(10)
1.9	Certificate of Limited Partnership of Ainsworth Engineered Canada Limited Partnership(10)
1.10	Limited Partnership Agreement of Ainsworth Engineered Canada Limited Partnership(10)
2.1	Indenture, dated as of March 3, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the “March Indenture”)(5)
2.2	First Supplemental Indenture, dated as of May 19, 2004, to the March Indenture(5)
2.3	Second Supplemental Indenture, dated as of September 22, 2004, to the March Indenture(7)
2.4	Third Supplemental Indenture, dated as of January 10, 2005, to the March Indenture(10)
2.5	Fourth Supplemental Indenture, dated as of January 31, 2006, to the March Indenture(10)
2.6	Fifth Supplemental Indenture, dated as of February 27, 2006, to the March Indenture(8)
2.7	Indenture, dated as of May 19, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the “May Indenture”)(5)
2.8	First Supplemental Indenture, dated as of May 19, 2004, to the May Indenture(5)
2.9	Second Supplemental Indenture, dated as of September 22, 2004, to the May Indenture(7)
2.10	Third Supplemental Indenture, dated as of January 10, 2005, to the May Indenture(10)
2.11	Fourth Supplemental Indenture, dated as of January 31, 2006, to the May Indenture(10)
2.12	Fifth Supplemental Indenture, dated as of February 27, 2006, to the May Indenture(8)
2.13	Indenture, dated as of September 22, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the “September Indenture”)(7)
2.14	First Supplemental Indenture, dated as of September 22, 2004, to the September Indenture(7)
2.15	Second Supplemental Indenture, dated as of January 10, 2005, to the September Indenture(10)
2.16	Third Supplemental Indenture, dated as of January 31, 2006, to the September Indenture(10)
2.17	Indenture, dated as of April 18, 2006, among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth (USA), LLC, Ainsworth Corp. and The Bank of New York(9)
2.18	Exchange and Registration Rights Agreement, dated as of April 18, 2006, among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth (USA), LLC, Ainsworth Corp. and Deutsche Bank Securities Inc.(9)
4.1	Memorandum of Agreement, dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.(2)
4.2	Management and Consulting Agreement, dated April 25, 1999, between Ainsworth Lumber Co. Ltd. and 2468 Holdings Ltd.(3)
4.3	Pulpwood Agreement No. 16, dated April 26, 1990, between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia, and Ainsworth Lumber Co. Ltd., as amended(1)
4.4	Forest License A18700, dated March 24, 1998, between The Regional Manager, on behalf of Her Majesty the Queen in the Right of the Province of British Columbia, and Ainsworth Lumber Co. Ltd.(2)
4.5	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation(3)
4.6	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level(3)
4.7	Deciduous Timber Allocation No. DTAF 110001 with respect to High Level(5)
4.8	Deciduous Timber Allocation No. DTAF 110002 with respect to High Level(5)
4.9	Forest Management Agreement, dated June 25, 2002, among Her Majesty the Queen in the Right of the Province of Alberta, Tolko Industries Ltd. and Footner Forest Products Ltd.(5)
4.10	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie(2)
4.11	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie(3)
4.12	Contract for General Contracting Services related to the Grande Prairie expansion, dated July 6, 2005, between Ainsworth Lumber Co. Ltd. and DEMAC Management Ltd.(8)

4.13	Credit and Guaranty Agreement, dated as of June 26, 2007(11)
4.14	Deutsche Bank Loan Agreement(12)
4.15	Deutsche Bank Loan Agreement Amendment No. 1(12)
4.16	Merrill Lynch Loan Agreement(12)
8.1	List of Significant Subsidiaries(10)
11.1	Code of Ethics(4)
15.1	Audit Committee Charter(8)
31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. (No. 333-07346), filed with the Commission on July 30, 1997.

(2)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 1999, filed with the Commission on May 19, 2000.

(3)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. (No. 333-83230), filed with the Commission on February 19, 2002.

(4)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2003, filed with the Commission on May 26, 2004.

(5)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. (No. 333-116068), filed with the Commission on June 2, 2004.

(6)	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. and Ainsworth Engineered Corp. (No. 333-116068), filed with the Commission on July 15, 2004.

(7)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC (No. 333-119812), filed with the Commission on October 18, 2004.

(8)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006.

(9)	Incorporated by reference to the Form 6-K of Ainsworth Lumber Co. Ltd., furnished to the Commission on April 21, 2006.

(10)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Limited Partnership, Ainsworth Engineered (USA), LLC and Ainsworth Corp. (No. 333- 134708), filed with the Commission on June 2, 2006.

(11)	Incorporated by reference to the Form 6-K of Ainsworth Lumber Co. Ltd., furnished to the Commission on February 24, 2008.

(12)	Incorporated by reference to the Form 6-K of Ainsworth Lumber Co. Ltd., furnished to the Commission on February 29, 2008.

SIGNATURES
     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

March 31, 2008	AINSWORTH LUMBER CO. LTD.
	By:	/s/ Robert Allen
Robert Allen
Chief Financial Officer

INDEX TO EXHIBITS

1.1	Notice of Articles of Ainsworth Lumber Co. Ltd.(8)
1.2	Articles of Ainsworth Lumber Co. Ltd.(8)
1.3	Certificate of Amalgamation of Ainsworth Engineered Corp.(6)
1.4	Articles of Association of Ainsworth Engineered Corp.(6)
1.5	Certificate of Formation of Ainsworth Engineered (USA), LLC(7)
1.6	Limited Liability Company Agreement of Ainsworth Engineered (USA), LLC(7)
1.7	Articles of Incorporation of Ainsworth Corp.(10)
1.8	Bylaws of Ainsworth Corp.(10)
1.9	Certificate of Limited Partnership of Ainsworth Engineered Canada Limited Partnership(10)
1.10	Limited Partnership Agreement of Ainsworth Engineered Canada Limited Partnership(10)
2.1	Indenture, dated as of March 3, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the “March Indenture”)(5)
2.2	First Supplemental Indenture, dated as of May 19, 2004, to the March Indenture(5)
2.3	Second Supplemental Indenture, dated as of September 22, 2004, to the March Indenture(7)
2.4	Third Supplemental Indenture, dated as of January 10, 2005, to the March Indenture(10)
2.5	Fourth Supplemental Indenture, dated as of January 31, 2006, to the March Indenture(10)
2.6	Fifth Supplemental Indenture, dated as of February 27, 2006, to the March Indenture(8)
2.7	Indenture, dated as of May 19, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the “May Indenture”)(5)
2.8	First Supplemental Indenture, dated as of May 19, 2004, to the May Indenture(5)
2.9	Second Supplemental Indenture, dated as of September 22, 2004, to the May Indenture(7)
2.10	Third Supplemental Indenture, dated as of January 10, 2005, to the May Indenture(10)
2.11	Fourth Supplemental Indenture, dated as of January 31, 2006, to the May Indenture(10)
2.12	Fifth Supplemental Indenture, dated as of February 27, 2006, to the May Indenture(8)
2.13	Indenture, dated as of September 22, 2004, between Ainsworth Lumber Co. Ltd. and The Bank of New York (the “September Indenture”)(7)
2.14	First Supplemental Indenture, dated as of September 22, 2004, to the September Indenture(7)
2.15	Second Supplemental Indenture, dated as of January 10, 2005, to the September Indenture(10)
2.16	Third Supplemental Indenture, dated as of January 31, 2006, to the September Indenture(10)
2.17	Indenture, dated as of April 18, 2006, among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth (USA), LLC, Ainsworth Corp. and The Bank of New York(9)
2.18	Exchange and Registration Rights Agreement, dated as of April 18, 2006, among Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth (USA), LLC, Ainsworth Corp. and Deutsche Bank Securities Inc.(9)
4.1	Memorandum of Agreement, dated December 9, 1999, between Ainsworth Lumber Co. Ltd. and Grant Forest Products Corp.(2)
4.2	Management and Consulting Agreement, dated April 25, 1999, between Ainsworth Lumber Co. Ltd. and 2468 Holdings Ltd.(3)
4.3	Pulpwood Agreement No. 16, dated April 26, 1990, between the Minister of Forests of British Columbia, on behalf of Her Majesty the Queen in Right of the Province of British Columbia, and Ainsworth Lumber Co. Ltd., as amended(1)
4.4	Forest License A18700, dated March 24, 1998, between The Regional Manager, on behalf of Her Majesty the Queen in the Right of the Province of British Columbia, and Ainsworth Lumber Co. Ltd.(2)
4.5	Letter Agreement with the Province of Alberta, dated July 16, 1999, with respect to High Level Timber Allocation(3)
4.6	Deciduous Timber Allocation No. DTAF 510001 with respect to High Level(3)
4.7	Deciduous Timber Allocation No. DTAF 110001 with respect to High Level(5)
4.8	Deciduous Timber Allocation No. DTAF 110002 with respect to High Level(5)
4.9	Forest Management Agreement, dated June 25, 2002, among Her Majesty the Queen in the Right of the Province of Alberta, Tolko Industries Ltd. and Footner Forest Products Ltd.(5)
4.10	Amended Deciduous Timber Allocation No. DTAC 910001 with respect to Grande Prairie(2)
4.11	Deciduous Timber Permit DTPG 910001 with respect to Grande Prairie(3)
4.12	Contract for General Contracting Services related to the Grande Prairie expansion, dated July 6, 2005, between Ainsworth Lumber Co. Ltd. and DEMAC Management Ltd.(8)

4.13	Credit and Guaranty Agreement, dated as of June 26, 2007(11)
4.14	Deutsche Bank Loan Agreement(12)
4.15	Deutsche Bank Loan Agreement Amendment No. 1(12)
4.16	Merrill Lynch Loan Agreement(12)
8.1	List of Significant Subsidiaries(10)
11.1	Code of Ethics(4)
15.1	Audit Committee Charter(8)
31.1	Certification of CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. (No. 333-07346), filed with the Commission on July 30, 1997.

(2)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 1999, filed with the Commission on May 19, 2000.

(3)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. and Steen River Forest Products Ltd. (No. 333-83230), filed with the Commission on February 19, 2002.

(4)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2003, filed with the Commission on May 26, 2004.

(5)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. (No. 333-116068), filed with the Commission on June 2, 2004.

(6)	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd. and Ainsworth Engineered Corp. (No. 333-116068), filed with the Commission on July 15, 2004.

(7)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp. and Ainsworth Engineered (USA), LLC (No. 333-119812), filed with the Commission on October 18, 2004.

(8)	Incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006.

(9)	Incorporated by reference to the Form 6-K of Ainsworth Lumber Co. Ltd., furnished to the Commission on April 21, 2006.

(10)	Incorporated by reference to the Registration Statement on Form F-4 of Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp., Ainsworth Engineered Limited Partnership, Ainsworth Engineered (USA), LLC and Ainsworth Corp. (No. 333- 134708), filed with the Commission on June 2, 2006.

(11)	Incorporated by reference to the Form 6-K of Ainsworth Lumber Co. Ltd., furnished to the Commission on February 24, 2008.

(12)	Incorporated by reference to the Form 6-K of Ainsworth Lumber Co. Ltd., furnished to the Commission on February 29, 2008.